                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For May 16, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F [X]        Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes  [ ]             No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

OFFERING CIRCULAR                                                   CONFIDENTIAL

                       [ALLIANZ AKTIENGESELLSCHAFT LOGO]

                         117,187,500 NEW ALLIANZ SHARES

                           ALLIANZ AKTIENGESELLSCHAFT

                 SUBSCRIPTION PRICE: E38 PER NEW ALLIANZ SHARE

                            ------------------------

    Allianz Aktiengesellschaft ("Allianz AG") is offering 117,187,500 new registered no-par value shares with restricted transferability (vinkulierte Namensaktien) (the "New Allianz Shares") in an international offering. The international offering consists of an offering of subscription rights to Allianz AG's existing shareholders and private placements of New Allianz Shares not subscribed for in the subscription offering and of a residual amount of existing Allianz AG shares for which subscription rights have been excluded so as to avoid a fractional subscription ratio.

    Each existing Allianz share entitles its holder to receive one subscription right. The exercise of 15 subscription rights entitles the exercising holder to subscribe for seven New Allianz Shares against payment of the subscription price. Subscriptions will be accepted for a whole number of New Allianz Shares only. The subscription price is E38 per New Allianz Share, representing a discount of approximately 33% to the closing price of an Allianz AG share on the Frankfurt Stock Exchange on April 11, 2003, the date of this Offering Circular, of E56.95.

    If holders of the subscription rights wish to subscribe for New Allianz Shares, they must exercise their subscription rights before 5.00 p.m. (Frankfurt time) on April 29, 2003. Subscription rights not exercised by 5.00 p.m. (Frankfurt time) on April 29, 2003 will expire. The New Allianz Shares allocated to such unexercised subscription rights will be offered to eligible investors in the private placements upon the terms and conditions described in this Offering Circular.

    Shares of Allianz AG are traded on the stock exchanges in Frankfurt am Main, Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart (the "German stock exchanges"), the SWX Swiss Exchange, Euronext Paris and the London Stock Exchange's market for listed securities under the symbol "ALV." Shares of Allianz AG, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol "AZ."

    The subscription rights will be listed and may be traded on the official market (amtlicher Markt) of the Frankfurt Stock Exchange during the period from April 15, 2003 up to and including April 25, 2003. Beginning on April 15, 2003, shares of Allianz AG will be listed on the official market of the German stock exchanges "ex subscription right" ("ex Bezugsrecht"). Application has been made for admission (Zulassung) of the New Allianz Shares to listing and trading on the official market of the German stock exchanges and is expected to be granted on April 28, 2003. Trading in the New Allianz Shares on the German stock exchanges is expected to commence on April 30, 2003. Allianz AG intends to have the New Allianz Shares listed for trading on other stock exchanges where existing Allianz shares are currently listed.

    INVESTING IN THE SUBSCRIPTION RIGHTS OR THE NEW ALLIANZ SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13 TO READ ABOUT MATERIAL FACTORS INVESTORS SHOULD CONSIDER BEFORE INVESTING IN THE SUBSCRIPTION RIGHTS OR THE NEW ALLIANZ SHARES.

    THE SUBSCRIPTION RIGHTS AND THE NEW ALLIANZ SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY ONLY BE OFFERED OR SOLD (I) WITHIN THE UNITED STATES TO QUALIFIED INSTITUTIONAL BUYERS IN RELIANCE ON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (OTHER THAN RULE 144A) AND (II) OUTSIDE THE UNITED STATES TO CERTAIN PERSONS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. THE SUBSCRIPTION RIGHTS AND THE NEW ALLIANZ SHARES ARE NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED UNDER "NOTICE TO INVESTORS."

    The shares subscribed for in the subscription offering will be delivered on or around April 30, 2003 and the shares to be offered in the private placements will be delivered on or around May 5, 2003.

                            ------------------------

    The institutions named below (the "Underwriters") have agreed with Allianz AG to subscribe for any New Allianz Shares not taken up in the subscription offering. See "Underwriting."

                            ------------------------

                           Joint Global Coordinators

CITIGROUP  DEUTSCHE BANK SECURITIES  GOLDMAN, SACHS & CO.  UBS WARBURG LLC

              The date of this Offering Circular is April 11, 2003

     AN UNDERWRITER, AS PRINCIPAL, MAY PERFORM MEASURES THAT ENABLE IT TO KEEP THE MARKET PRICE OF THE NEW ALLIANZ SHARES AND THE SUBSCRIPTION RIGHTS AT A LEVEL THAT DIFFERS FROM THE LEVEL THAT MAY OTHERWISE EXIST. STABILIZATION MEASURES, IF ANY, MAY BE DISCONTINUED AT ANY TIME; ANY STABILIZATION MEASURES WILL BE CONDUCTED IN GERMANY OR ELSEWHERE IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATION.

     DURING THE DISTRIBUTION OF NEW ALLIANZ SHARES IN THE INTERNATIONAL OFFERING, DRESDNER BANK, A SUBSIDIARY OF ALLIANZ AG, INTENDS TO ENGAGE IN VARIOUS DEALING AND BROKERAGE ACTIVITIES INVOLVING ALLIANZ SHARES OUTSIDE THE UNITED STATES. AMONG OTHER THINGS, DRESDNER BANK INTENDS TO MAKE A MARKET IN ALLIANZ SHARES AND DERIVATIVES RELATING TO ALLIANZ SHARES BY PURCHASING AND SELLING ALLIANZ SHARES AND DERIVATIVES (SUCH AS OPTIONS, WARRANTS AND OTHER INSTRUMENTS) RELATING TO ALLIANZ SHARES FOR ITS OWN ACCOUNT AND THE ACCOUNTS OF ITS CUSTOMERS. DRESDNER BANK ALSO INTENDS TO ENGAGE IN TRADES IN ALLIANZ SHARES FOR ITS OWN ACCOUNT AND THE ACCOUNTS OF ITS CUSTOMERS FOR THE PURPOSE OF HEDGING THEIR POSITIONS ESTABLISHED IN CONNECTION WITH THE DERIVATIVES MARKET MAKING DESCRIBED ABOVE, AS WELL AS TO EFFECT UNSOLICITED BROKERAGE TRANSACTIONS IN ALLIANZ SHARES WITH ITS CUSTOMERS. THESE ACTIVITIES MAY OCCUR ON THE GERMAN STOCK EXCHANGES AND THE STOCK EXCHANGES IN LONDON, LUXEMBOURG, MILAN, PARIS AND ZURICH. DRESDNER BANK'S AFFILIATED U.S. BROKER-DEALER MAY ALSO ENGAGE IN UNSOLICITED BROKERAGE TRANSACTIONS IN ALLIANZ SHARES AND AMERICAN DEPOSITARY SHARES REPRESENTING ALLIANZ SHARES WITH ITS CUSTOMERS IN THE UNITED STATES. DRESDNER BANK IS NOT OBLIGED TO MAKE A MARKET IN ALLIANZ SHARES OR DERIVATIVES ON ALLIANZ SHARES AND ANY SUCH MARKET MAKING MAY BE DISCONTINUED AT ANY TIME. THESE ACTIVITIES COULD HAVE THE EFFECT OF PREVENTING OR RETARDING A DECLINE IN THE PRICE OF THE ALLIANZ SHARES.

     This Offering Circular is confidential and is being furnished by Allianz AG in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the purchase of the rights to subscribe for new registered no-par value shares with restricted transferability, each described herein. This Offering Circular may not be copied or reproduced, in whole or in part, nor may it be distributed or any of its contents be disclosed to anyone other than the prospective investors to whom it is being provided. Each offeree of the subscription rights and/or the New Allianz Shares, by accepting delivery of this Offering Circular, agrees to the foregoing.

     The information contained in this Offering Circular has been provided by Allianz AG and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by the Underwriters. No person is to give any information or to make any representation in connection with the offering or sale of the subscription rights or the New Allianz Shares other than as contained in this Offering Circular. If any such information is given or made, it must not be relied upon as having been authorized by Allianz AG or any of the Underwriters or any of their respective affiliates or advisers or selling agents. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances imply that there has been no change in the affairs of Allianz AG or its subsidiaries or that the information set forth herein is correct as of any date subsequent to the date hereof.

     EFFECTIVE FROM THE DATE OF COMMENCEMENT OF DISCUSSIONS CONCERNING THE INTERNATIONAL OFFERING, EACH INVESTOR AND EACH OF ITS EMPLOYEES, REPRESENTATIVES, OR OTHER AGENTS MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE U.S. FEDERAL INCOME TAX TREATMENT AND STRUCTURE (AS SUCH TERMS ARE USED IN SECTIONS 6011, 6111 AND 6112 OF THE U.S. INTERNAL REVENUE CODE AND THE U.S. TREASURY REGULATIONS PROMULGATED THEREUNDER) OF SUCH OFFERING AND ALL MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ALLIANZ AG HAS PROVIDED TO INVESTORS RELATING TO SUCH U.S. FEDERAL INCOME TAX TREATMENT AND STRUCTURE.

                            ------------------------

     The subscription rights and the New Allianz Shares offered hereby have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The distribution of this Offering Circular and the offering and sale of the subscription rights and the New Allianz Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by Allianz AG and the Underwriters to inform themselves about and to observe any such restrictions. This Offering Circular does not constitute an offer of, or an invitation to purchase, any of the subscription rights or the New Allianz Shares in any jurisdiction in which such offer or invitation would be unlawful.

                            ------------------------

                       NOTICE TO NEW HAMPSHIRE RESIDENTS:

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                              NOTICE TO INVESTORS

     Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of the subscription rights or the New Allianz Shares offered hereby.

     No actions have been taken to register or qualify the subscription rights or the New Allianz Shares offered hereby or otherwise permit a public offering of the subscription rights or the New Allianz Shares offered hereby in any jurisdiction other than Germany, Austria and the United Kingdom. The subscription rights and the New Allianz Shares are being offered in the United States on a private placement basis to "qualified institutional buyers" ("QIBs") within the meaning of Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. The subscription rights and the New Allianz Shares offered hereby have not been and will not be registered under the Securities Act and may not be offered, sold or resold in, or to persons in, the United States except in accordance with an available exemption from registration under the Securities Act.

     Investors may not receive or exercise their subscription rights and they may not purchase New Allianz Shares in the private placements in the United States unless they are QIBs. Investors may receive and exercise their subscription rights, and the Underwriters will offer and sell New Allianz Shares in the private placements, in the United States only if such investors sign and deliver to one of the Joint Global Coordinators (as directed) an investor letter substantially as described below.

     If investors sign such a letter, such investors will, among other things, be:

     (1) Representing that they and any account for which they are receiving and exercising subscription rights or purchasing New Allianz Shares, as the case may be, are QIBs as defined in Rule 144A under the Securities Act;

     (2) Acknowledging that they are acquiring "restricted securities" within the meaning of the Securities Act, which restricted securities are subject to restrictions on resale;

     (3) Agreeing not to resell the subscription rights or the New Allianz Shares issuable upon the exercise of the subscription rights or purchased in the private placements in the United States, except (i) pursuant to an effective registration statement under the Securities Act, (ii) outside the United States in compliance with Rule 904 of Regulation S under the Securities Act or (iii) in the case of New Allianz Shares, in accordance with Rule 144 under the Securities Act; and

     (4) Agreeing not to deposit the New Allianz Shares issuable upon the exercise of the subscription rights or purchased in the private placements in the United States for so long as they are "restricted securities" in Allianz AG's American Depositary Receipt facility.

     RESALES OF SUBSCRIPTION RIGHTS OR OF NEW ALLIANZ SHARES IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT ARE NOT PERMITTED.

     From the date of this Offering Circular until the 40th day after the date on which the New Allianz Shares are delivered (which is currently expected to be June 15, 2003), J.P. Morgan Chase Bank, as depositary for Allianz AG's American Depositary Receipt facility, will not accept deposits of Allianz AG shares in the facility, or permit pre-releases of American Depositary Shares from the facility, unless the shareholder certifies that it did not acquire the shares to be deposited through the exercise of subscription rights in the private placements.

     In addition, each purchaser of New Allianz Shares on the exercise of the subscription rights or the New Allianz Shares offered hereby will be deemed to have acknowledged and agreed that:

     (1) It is relying on this Offering Circular in conducting its examination of Allianz AG and the terms of the international offering, including the merits and risks involved, and in making an investment decision regarding the subscription rights or the New Allianz Shares; and

     (2) No person is authorized to give any information or make any representations other than those contained in this Offering Circular and, if given or made, such information or representations will not be relied upon as having been authorized by Allianz AG or the Underwriters nor will Allianz AG or the Underwriters have any liability or responsibility therefor.

                     PRESENTATION OF FINANCIAL INFORMATION

     Allianz AG publishes, and has included in this Offering Circular, consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS. Unless Allianz AG notes otherwise, financial statement amounts set forth in this Offering Circular are presented on this basis. IFRS differs in certain significant respects from U.S. GAAP. Allianz AG is a reporting company under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, it files annual reports on Form 20-F with the United States Securities and Exchange Commission (the "Commission") which include a full reconciliation to U.S. GAAP. Investors can obtain such information from the Commission; however, the annual report on Form 20-F for the year ended December 31, 2002 has not yet been filed and there is, therefore, at this time no completed U.S. GAAP reconciliation for 2002.

     Allianz AG publishes its financial statements in euros. In this Offering Circular, references to "dollars" and "US$" are to United States dollars and references to "euro" or "E" are to the currency of the member states of the European Union participating in the Economic and Monetary Union.

                                    TAXATION

U.S. FEDERAL INCOME TAXATION

     The following is a discussion of material U.S. federal income tax consequences of receipt, exercise and disposition of subscription rights pursuant to the subscription offering, as well as of the acquisition, ownership and disposition of New Allianz Shares. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular holder of subscription rights or New Allianz Shares. The discussion applies to investors only if they hold subscription rights and New Allianz Shares as capital assets for U.S. federal income tax purposes, and it does not address special classes of holders, such as:

     -  certain financial institutions;

     -  insurance companies;

     -  dealers and traders in securities or foreign currencies;

     - persons holding New Allianz Shares or subscription rights as part of a hedge, straddle or conversion transaction;

     - persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

     - partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

     -  persons liable for the alternative minimum tax;

     -  tax-exempt organizations;

     - persons holding New Allianz Shares or subscription rights that own or are deemed to own more than ten percent of Allianz AG's voting stock; or

     - persons who acquired Allianz AG's shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Investors are advised to consult their own tax advisers concerning the U.S. federal, state, local, German and other foreign tax consequences of the receipt, exercise and disposition of subscription rights pursuant to the subscription offering, as well as of the acquisition, ownership and disposition of New Allianz Shares in their particular circumstances.

     The discussion below applies to an investor only if the investor is a beneficial owner of subscription rights or New Allianz Shares, as the case may be, and is, for U.S. federal income tax purposes:

     -  a citizen or resident of the United States;

     - a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

     - an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

TAXATION OF THE SUBSCRIPTION RIGHTS

RECEIPT OF THE SUBSCRIPTION RIGHTS

     The receipt of subscription rights by investors pursuant to the subscription offering will be treated as a nontaxable distribution with respect to their shares for U.S. federal income tax purposes.

     If the fair market value of the subscription rights received by investors is less than 15% of the fair market value of their shares on the date the subscription rights are received, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless investors elect to allocate basis in proportion to the relative fair market values of their shares and the subscription rights received determined on the date of receipt. This election must be made in investors' tax returns for the taxable year in which the subscription rights are received. On the other hand, if the fair market value of the subscription rights received by investors is 15% or more of the fair market value of their shares on the date the subscription rights are received, then their basis in their shares must be allocated between the shares and the subscription rights received in proportion to their fair market values determined on the date the subscription rights are received.

EXERCISE OF THE SUBSCRIPTION RIGHTS

     The exercise of a subscription right by investors or on their behalf will generally not be a taxable transaction for U.S. federal income tax purposes. The basis of each New Allianz Share acquired upon exercise of the subscription right by investors or on their behalf will equal the sum of the price paid for the New Allianz Share (which will include German taxes, if any, payable by, or on behalf of, investors in connection with the exercise of the subscription right) and their tax basis (as determined above), if any, in the subscription right exercised.

     The holding period of a New Allianz Share acquired upon exercise of one or more subscription rights begins on and includes the day of exercise.

SALE OR EXPIRATION OF THE SUBSCRIPTION RIGHTS

     For U.S. federal income tax purposes, gain or loss investors realize on a sale of subscription rights by them will be capital gain or loss, and will be long-term capital gain or loss if their holding period for the subscription rights is more than one year. For these purposes, investors' holding period in a subscription right will include their holding period in the shares with respect to which the subscription rights was distributed. The amount of investors' gain or loss will be equal to the difference between their tax basis in the subscription rights disposed of (as determined above) and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

     An investor whose subscription right expires unexercised will not recognize any loss upon the expiration of the subscription right, and the tax basis of the shares with respect to which the expired subscription right was distributed will remain unchanged compared to their basis prior to the subscription offering.

TAXATION OF THE NEW ALLIANZ SHARES

TAXATION OF DISTRIBUTIONS ON NEW ALLIANZ SHARES

     Distributions made on New Allianz Shares, to the extent paid out of current or accumulated earnings and profits as determined under U.S. federal income tax principles, other than certain pro rata distributions of common shares, will be treated as a dividend. The amount of this dividend will include any amounts withheld (or deemed withheld) by Allianz AG or its paying agent in respect of German taxes. The amount of the dividend will be includible in the investor's gross income as ordinary income and will be treated as foreign source dividend income. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Dividends generally will constitute passive income for foreign tax credit purposes. Distributions in excess of current and accumulated earnings and profit of Allianz AG, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the investor's basis in the New Allianz Shares and thereafter as capital gain.

     Dividends paid in euro will be included in investors' income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of their receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Investors may have foreign currency gain or loss if they do not convert the amount of such dividend into U.S. dollars on the date of its receipt. Foreign currency gain or loss will be ordinary income or loss from sources within the United States.

     Subject to certain limitations, the German tax withheld in accordance with German law or the income tax convention between the United States and Germany (the "Treaty"), if applicable, and paid over to the German tax authorities, will be creditable against an investor's U.S. federal income tax liability. To the extent a refund of the tax withheld is available to an investor eligible for the benefits of the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the investor's U.S. federal income tax liability.

SALE AND OTHER DISPOSITION OF NEW ALLIANZ SHARES

     For U.S. federal income tax purposes, gain or loss investors realize on the sale or other disposition of New Allianz Shares will be capital gain or loss, and will be long-term capital gain or loss if they held the New Allianz Shares for more than one year. The amount of gain or loss will equal the difference between their tax basis in the New Allianz Shares disposed of and the amount realized on the disposition. Long-term capital gain of a non-corporate investor is generally taxed at a maximum rate of 20%, and at 18% where the property is held for more than five years. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) investors are a corporation or other exempt recipient or (ii) investors provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to investors will be allowed as a credit against their U.S. federal income tax liability and may entitle them to a refund, provided that the required information is furnished to the Internal Revenue Service.

     Each investor and each of its employees, representatives, or other agents is authorized to disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and structure (as such terms are used in Sections 6011, 6111 and 6112 of the U.S. Internal Revenue Code and the U.S. Treasury Regulations promulgated thereunder) of the international offering and all materials of any kind, including opinions or other tax analyses, that have been provided to an investor relating to such U.S. federal income tax treatment and structure.

                        ENFORCEMENT OF CIVIL LIABILITIES

     Allianz AG is organized under the laws of the Federal Republic of Germany and its assets are located primarily outside the United States. In addition, the directors and officers of Allianz AG are non-residents of the United States and their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Allianz AG or such persons or to enforce against them or against Allianz AG judgments of courts of the United States, whether or not predicated upon the civil liability provisions of the Federal securities or other laws of the United States or any state thereof. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a Federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. Federal securities laws, may not be enforceable, either in whole or in part, in Germany. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Germany, such party may submit to the German court the final judgment that has been rendered in the United States. In the above circumstances, a judgment by a Federal or state court of the United States against Allianz AG will be regarded by a German court only as evidence of the outcome of the dispute to which such judgment relates, and a German court may choose to rehear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere are unenforceable in Germany.

                             AVAILABLE INFORMATION

     Allianz AG is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports (including annual reports on Form 20-F) and other information with the Commission. Reports and other information filed by Allianz AG with the Commission may be read and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Commission's public reference rooms may be obtained by calling the Commission at 1-800-SEC-0330. Copies may also be obtained from the Commission's website at http://www.sec.gov.

     American Depositary Shares representing Allianz AG's registered shares are listed on the New York Stock Exchange. Reports and other information concerning Allianz AG can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
GENERAL INFORMATION...................    1
Responsibility for the Offering
  Circular............................    1
Inspection of Documents...............    1
Subject Matter of the Offering
  Circular............................    1
Forward-Looking Statements............    1
SUMMARY...............................    3
Allianz Group.........................    3
Summary of the Offering...............    4
Selected Consolidated Financial
  Data................................    6
THE OFFERING..........................    7
General...............................    7
Time Table............................    7
Subscription Offer....................    7
Private Placements....................   10
Stock Exchange Listing, Delivery......   10
Consent of Allianz AG to the
  Acquisition and Transfer of the New
  Shares..............................   11
Stabilization.........................   11
Use of Proceeds.......................   11
Securities Identification Numbers,
  Trading Symbol......................   11
Voting Rights.........................   11
Notifications, Paying Agent...........   11
Additional Important Notices..........   12
CAPITALIZATION........................   13
RISK FACTORS..........................   14
Risks Relating to the Group's
  Business............................   14
Risks Relating to the Offering........   23
BUSINESS..............................   25
Introduction..........................   25
Strategy..............................   26
Summary Financial Information.........   29
Factors Affecting Results of
  Operations..........................   30
Critical Accounting Policies..........   32
Consolidated Results of Operations....   35
Consolidated Assets and Liabilities...   36
Discussion of Operations by Business
  Segment.............................   37
  Insurance Operations................   37
  Property-Casualty...................   38
  Life/Health.........................   50
Banking Operations....................   58
Asset Management Operations...........   73
Liquidity and Capital Resources.......   87
Property-Casualty Insurance
  Reserves............................   89
Selected Statistical Information
  Relating to the Group's Banking
  Operations..........................  100
Employees.............................  118
Long-term Incentive Plans and Employee
  Stock Ownership Arrangements........  119
Risk Management.......................  120
Regulation and Supervision............  129
Legal Proceedings.....................  148
INFORMATION RELATING TO ALLIANZ
  AKTIENGESELLSCHAFT..................  151

                                        PAGE
                                        ----
Incorporation.........................  151
Name, Registered Seat, Objects and
  Purposes of the Company and Fiscal
  Year................................  151
Term and Dissolution..................  151
Dividends and Dividend Policy.........  151
Major Shareholders....................  152
Auditors..............................  152
INFORMATION ABOUT THE SHARE CAPITAL OF
  ALLIANZ AKTIENGESELLSCHAFT..........  153
Share Capital.........................  153
Form and Certification of the Shares /
  Consent to Transfer.................  153
General Information on Capital
  Measures............................  153
Change of the Share Capital...........  154
Authorized Capital....................  154
Conditional Capital...................  155
Acquisition of Own Shares in Allianz
  AG..................................  156
Profit Participation Rights...........  159
Notification and Disclosure
  Obligations.........................  160
German Foreign Exchange Control.......  160
Contingent Liabilities and Other
  Financial Commitments...............  160
DIRECTORS AND SENIOR MANAGEMENT.......  164
General...............................  164
Management Board......................  165
Supervisory Board.....................  167
Compensation of Directors and
  Officers............................  171
General Meeting.......................  172
Voting Rights and Resolutions of the
  General Meeting.....................  173
RELATED PARTY TRANSACTIONS............  174
Transactions with Munich Re...........  174
Exercise of Mandates..................  175
Relationships with members of the
  Management Board and the Supervisory
  Board of Allianz AG.................  175
Other related parties.................  176
Terror risk insurance companies.......  176
UNDERWRITING..........................  177
Lock-up...............................  177
Termination of Underwriting
  Agreement...........................  177
Stabilization.........................  178
TAXATION IN GERMANY...................  179
Taxation of Allianz AG................  179
Taxation of Dividends.................  179
Taxation of Capital Gains.............  181
Inheritance and Gift Tax..............  182
Other Taxes...........................  182
Changes in Tax Laws...................  182
FINANCIAL STATEMENTS..................  183
OUTLOOK...............................  184
GLOSSARY..............................  G-1

                              GENERAL INFORMATION

RESPONSIBILITY FOR THE OFFERING CIRCULAR

     Allianz Aktiengesellschaft, Munich (hereinafter referred to as "Allianz AG" and, together with its subsidiaries, as "Allianz Group" or the "Group") and the banks listed at the end of this offering circular (Verkaufsprospekt, or the "Offering Circular") assume the responsibility for the contents of this Offering Circular pursuant to Section 13 of the German Securities Selling Prospectus Act (Verkaufsprospektgesetz) in conjunction with Sections 44 et seq. of the German Securities Exchange Act (Borsengesetz) and declare that to the best of their knowledge the information contained in this Offering Circular is true and accurate in all material respects and that no material facts have been omitted.

INSPECTION OF DOCUMENTS

     All publicly available documents referred to in this Offering Circular, to the extent that they concern Allianz AG, as well as future annual reports and interim reports are available from, or may be inspected during normal business hours at, Allianz Aktiengesellschaft, Koniginstrasse 28, 80802 Munich, Germany.

SUBJECT MATTER OF THE OFFERING CIRCULAR

     This Offering Circular relates to 117,187,500 registered no-par value shares with restricted transferability from the capital increase against cash contributions from authorized capital with subscription rights (except for residual amounts), which was resolved by the Management Board on April 7, 2003 with the consent of the Supervisory Board given on April 8, 2003, each with a notional nominal value (the proportional amount of the share capital attributable to each share) of E2.56 per share and full dividend entitlement as of January 1, 2003. The subscription price has been determined by the Management Board on April 11, 2003 and approval by the Supervisory Board is expected for April 12, 2003.

FORWARD-LOOKING STATEMENTS

     This Offering Circular contains certain forward-looking statements, including statements using the words "believes," "anticipates," "expects" or other similar terms. This applies in particular to statements under the captions "Risk Factors" and "Business" and statements elsewhere in this Offering Circular relating to, among other things, the future financial performance, plans and expectations regarding developments in the business of the Allianz Group, growth and profitability and general industry and business conditions applicable to the Allianz Group. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that may cause the actual results, including the financial position and profitability of the Allianz Group, or those of financial institutions generally to be materially different from or worse than those expressed or implied by these forward-looking statements. These factors include, without limitation:

     - general economic conditions, including in particular economic conditions in the core business areas and core markets of the Allianz Group;

     - function and performance of global financial markets, including emerging markets;

     - frequency and severity of insured loss events, including terror attacks, environmental and asbestos claims;

     - mortality and morbidity levels and trends;

     - interest rate levels;

     - currency exchange rate developments, including euro/U.S. dollar exchange rate;

     - levels of additional loan loss provisions due to weakening credit quality;

     - further impairments of investments;

     - general competitive factors, in each case on a local, regional, national, and global level;

     - changes in laws and regulations, including in the United States and in the European Union;

     - changes in the policies of central banks and/or foreign governments;

     - the impact of the acquisition of Dresdner Bank AG, including related integration and restructuring issues;

     - terror attacks, events of war, and their respective consequences and other factors referred to in this Offering Circular. Allianz AG does not assume any obligation to update such forward-looking statements and to adapt them to future events or developments.

                                    SUMMARY

     The following summary is supplemented by, and should be read in conjunction with, the more detailed information provided elsewhere in this Offering Circular as well as the financial statements and the notes thereto and the discussions of results of operations under "Business" of the Group's property and casualty, life/health, banking and asset management businesses. Unless otherwise indicated, the Allianz Group has obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written. Data on market share within particular countries are based on the Allianz Group's own internal estimates.

ALLIANZ GROUP

     The Allianz Group is one of the world's leading financial services providers, offering insurance, banking and asset management products and services through property-casualty, life/health, banking and asset management business segments. The Allianz Group is one of the leading insurance groups in the world based on gross premiums written in 2002. The Group is the leading German property-casualty and life/health insurance company, with estimated market shares of approximately 18.3% and 14.2%, respectively, based on gross premiums written in 2002. The Group also has leading market positions in a number of other countries, including France, Italy, the United Kingdom, Switzerland and Spain. The Allianz Group was the second-largest German financial institution, based on market capitalization, at March 31, 2003. The Group believes that it is well capitalized relative to its competitors, notwithstanding recent downgrades of its ratings in March 2003. As of April 7, 2003, the Group had financial strength ratings of A+ from A.M. Best and AA- from Standard & Poor's Ratings Services ("Standard & Poor's") although both with a negative outlook. Moody's Investors Services ("Moody's") does not provide a rating for Allianz AG, but as of April 7, 2003, debt securities issued by Allianz AG's finance subsidiaries had a senior unsecured debt rating of Aa2 from Moody's, again with a negative outlook. The Group's investment portfolio includes a number of significant equity participations, primarily in major German companies, including both financial institutions and industrial enterprises.

     The Allianz Group was founded in 1890 in Berlin, Germany, and since that time it has become the largest German insurer. Through its international expansion strategy, the Allianz Group has sought to bring into the Group companies that are well-positioned in their domestic markets and that have leading positions in particular business lines and attractive earnings prospects. In the last several years, the Group's non-German insurance business has therefore grown substantially in importance. Gross premiums written by the Group's non-German business represented approximately 63.3% of the Group's total gross premiums written in 2002. The Allianz Group now operates in more than 70 countries worldwide and has leading market positions in many of them.

     In 1998, building on over a century's experience in managing its extensive insurance investment portfolio, the Allianz Group established financial services as its third core business segment, in addition to its property-casualty and life/health insurance businesses. In 2001, following its acquisition of Dresdner Bank AG ("Dresdner Bank" and, together with its subsidiaries, "Dresdner Bank Group"), the Allianz Group reorganized its financial services segment into separate asset management and banking segments. In the Group's asset management segment, the acquisitions of Dresdner Bank on July 23, 2001 and Nicholas-Applegate Capital Management ("Nicholas-Applegate") on January 31, 2001 increased the Group's third-party assets under management by E228 billion and E36 billion, respectively, as of the respective dates of the acquisitions and made the Allianz Group one of the five leading asset managers in the world based on total assets under management as of December 31, 2002. In the Group's banking segment, which is now its fourth core business segment, the Allianz Group's acquisition of Dresdner Bank made the Group one of the leading banks in Germany and the thirteenth-largest bank in Europe, based on total assets, and provided the Group with significantly expanded bank distribution channels for its property-casualty, life/health and asset management products and services.

     The Allianz Group's strategy is to achieve profitable growth across the Group's four business segments for the benefit of its shareholders, policyholders and employees. The Allianz Group believes that its size, financial strength and worldwide reach are key competitive strengths that will permit the Group to participate in the ongoing consolidation of the financial services industry and maintain its position as an industry leader. The Allianz Group offers its products through multiple distribution channels including agents and brokers and, in many markets, bancassurance and e-commerce. In its mature markets of Germany, the rest of western Europe and the United States, the Allianz Group believes demographic trends will particularly favor the Group's life/health and asset management businesses in the coming years. The Allianz Group intends to capitalize on cross-selling opportunities between the Group's banking and pension provision businesses for corporate customers and to take advantage of additional potential synergies between the Group's life/health, asset management and banking operations.

     As a reflection of the underlying strengths of the Group's franchise as well as the leading market positions in many of its businesses, the Group's core strategy remains substantially unchanged. Allianz AG's five main strategic priorities are:

     - Optimize the Economic Value Added ("EVA") of the Group, based on risk-adjusted capital requirements and sustainable growth targets;

     - Exploit attractive market opportunities by leveraging the Group's traditional risk management expertise;

     - Strengthen the Group's leading position in life/health insurance and in asset management, especially in private and corporate retirement insurance plans;

     - Increase the Group's asset gathering capabilities by building customer-oriented, multichannel distribution platforms; and

     - Expand the Group's investments and capital markets expertise.

SUMMARY OF THE OFFERING

SUBSCRIPTION OFFER

     Based on the authorization pursuant to Section 2 para. 3 of the articles of association of Allianz AG, the Management Board resolved on April 7, 2003, with the consent of the Supervisory Board given on April 8, 2003, to increase the share capital by E300,000,000 to E982,408,000 by issuing 117,187,500 new no-par value shares with full dividend entitlement for the 2003 fiscal year.

     The banks listed under the caption "Underwriting" have agreed to underwrite the new no-par value shares and, with the exception of a residual amount of approximately 860,275 shares, to offer them to the existing shareholders of Allianz AG at a ratio of 15:7 at a subscription price of E38.00 per share.

EXERCISE OF SUBSCRIPTION RIGHTS

     To avoid exclusion of their subscription rights, the shareholders of Allianz AG will be asked to exercise their subscription rights in the period from April 15, 2003 up to and including April 29, 2003.

     Shareholders may subscribe for seven new no-par value shares for each 15 Allianz shares held at a subscription price of E38.00 per share. The subscription price is due and payable not later than April 29, 2003.

RIGHTS TRADING

     The subscription rights (German Securities Identification Number 245 771) will be traded and listed on the official market (amtlicher Markt) of the Frankfurt Stock Exchange in the period from April 15, 2003 up to and including April 25, 2003.

PRIVATE PLACEMENTS

     The residual share amounts to which shareholders' subscription rights were excluded and any shares not subscribed to in the subscription offer, will be offered through the Underwriters to institutional investors in private placements.

LOCK-UP

     Allianz AG will agree with the Underwriters that, until October 31, 2003, to the extent legally permitted, it will not issue new shares or sell own shares outside of the Allianz Group or issue securities which are convertible into or exchangeable for or which carry the right to acquire any new shares of Allianz AG, except for shares or other securities offered to senior executives or employees of Allianz AG or its affiliates, and shares issued in connection with a capital increase from retained earnings (stock dividends) or in connection with an acquisition or a joint venture directly to the partner of such acquisition or joint venture, provided that the acquiror agrees to such lock-up.

STOCK EXCHANGE LISTING

     Application has been made for admission of the new shares to trading and listing on the official market of all German stock exchanges as well as for admission to the official market with uniform post-admission duties (Prime Standard) segment of the Frankfurt Stock Exchange and is expected to be granted on April 28, 2003. Trading of the new shares on all German stock exchanges is expected to commence on April 30, 2003.

DELIVERY

     The New Allianz Shares will be represented by one or more global share certificates deposited with Clearstream Banking AG, Frankfurt am Main. The New Allianz Shares will be credited to the respective subscribers' and investors' securities account.

USE OF PROCEEDS

     Allianz AG intends to use the net proceeds for general financing purposes within Allianz AG and the Allianz Group.

SECURITIES IDENTIFICATION NUMBERS

ISIN:                                        DE 000 840 400 5

German Securities Identification Number:     840 400

Common Code:                                 001182013

TRADING SYMBOL

ALV

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                             DECEMBER 31,
                                                                     -----------------------------
                                                                      2002       2001       2000
                                                                     -------    -------    -------
EARNINGS
Earnings before taxes...............................    E million     (1,214)     1,827      4,913
  Property-casualty insurance.......................    E million      7,554      2,409      3,899
  Life/health insurance.............................    E million        (91)       412      1,626
  Banking...........................................    E million     (1,537)       227        124
  Asset management..................................    E million       (234)      (334)        45
Taxes...............................................    E million        735        840       (176)
Minority interests in earnings......................    E million       (688)    (1,044)    (1,277)
Net income (loss)...................................    E million     (1,167)     1,623      3,460
Total premium income................................    E billion       82.6       75.1       68.7
Net revenue from banking............................    E billion        7.6        3.9        0.2
Net revenue from asset management...................    E billion        2.3        2.0        1.1
BALANCE SHEET
Investments.........................................    E billion        285        345        281
Trading assets......................................    E billion        125        128          0
Receivables.........................................    E billion        275        301         35
Shareholders' equity................................    E billion         22         32         36
Minority interests in equity........................    E billion          8         17         16
Participation certificates, subordinated
  liabilities.......................................    E billion         14         12          1
Insurance provisions................................    E billion        306        300        285
Liabilities.........................................    E billion        285        313         15
Balance sheet total.................................    E billion        852        943        440
OTHER DATA (UNAUDITED)
Return on equity after taxes........................    %               (4.4)       4.8       10.6
Return on equity before amortization of goodwill....    %                0.0        7.2       12.1
PER SHARE
Earnings per share..................................    E              (4.81)      6.66      14.10
Earnings per share before amortization of
  goodwill..........................................    E              (0.02)      9.98      16.12
Dividend per share..................................    E               1.50(1)    1.50       1.50
Dividend payment....................................    E million        374(1)     364        367
Share price at year-end.............................    E                 91        266        399
Market capitalization at year-end...................    E billion       22.0       64.2       98.0
OTHER
Employees...........................................    E            181,651    179,946    119,683
Assets under Management.............................    E billion        989      1,126        700

------------

(1) Proposed.

                                  THE OFFERING

GENERAL

     The offering relates to a total number of 117,187,500 new shares in Allianz AG (the "New Allianz Shares") and consists of a subscription offer to existing shareholders of Allianz AG, the placement of a residual amount not subject to the subscription rights (corresponding to approximately 860,275 shares), as well as the placement of any shares not subscribed to in the subscription offer by way of private placements with institutional investors worldwide (except for Canada, Japan and Australia) (the "Offering").

     The Offering is subject to an underwriting agreement dated April 12, 2003 (the "Underwriting Agreement"). The registration of the implementation of the capital increase from authorized capital in the commercial register (Handelsregister) is expected to occur on April 25, 2003. The subscription offer is subject to the condition precedent that the implementation of the capital increase is registered in the commercial register. Moreover, the Offering may be discontinued or postponed by up to one week under certain circumstances. See
"-- Subscription Offer -- Important Notices."

TIME TABLE

     The Offering is based on the following timetable:

April 11, 2003                   Approval (Billigung) of the Offering Circular
                                 by the Frankfurt Stock Exchange

April 14, 2003                   Publication of the subscription offer

April 15, 2003                   Crediting of the subscription rights based on
                                 status of collective custody accounts as of the evening of April 14 (record date)

April 15, 2003                   Subscription period and subscription rights
                                 trading commence

April 25, 2003                   End of the subscription rights trading period

April 28, 2003                   Admission resolutions (Zulassungsbeschluss) by
                                 the stock exchanges in Frankfurt/Main,
                                 Berlin-Bremen, Dusseldorf, Hamburg, Hanover,
                                 Munich, and Stuttgart

April 29, 2003                   End of the subscription period

April 29, 2003                   Payment of the subscription price

April 30, 2003                   Inclusion of the shares of Allianz AG from the
                                 capital increase in the trading on all German stock exchanges

SUBSCRIPTION OFFER

     The following is the subscription offer, which is expected to be published on April 14, 2003 in the Frankfurter Allgemeine Zeitung and on April 14, 2003 in the electronic issue of the Federal Gazette (Bundesanzeiger) and on April 15, 2003 in the printed issue of the Federal Gazette:

       SUBSCRIPTION OFFER FOR SHARES FROM THE APRIL 2003 CAPITAL INCREASE

     Based on the authorization pursuant to Section 2 para. 3 of the articles of association of Allianz AG, the Management Board, with the consent of the Supervisory Board given on April 8, 2003, has resolved on April 7, 2003 to increase the share capital by E300,000,000 to E982,408,000 by issuing 117,187,500 new registered no-par value shares with restricted transferability (the "New Allianz Shares"). The subscription right of existing shareholders was excluded in respect of a residual amount of approximately E2,202,304. The New Allianz Shares are entitled to full dividends as of the 2003 fiscal year.

     The underwriters, jointly led by Citigroup Global Markets Deutschland AG, Deutsche Bank AG, Goldman, Sachs & Co. oHG, and UBS Warburg AG (the "Underwriters") have agreed to underwrite the New Allianz Shares pursuant to the underwriting agreement dated April 12, 2003

(the "Underwriting Agreement") and to offer them to the existing shareholders of Allianz AG at a ratio of 15:7, subject to the terms set forth under the caption "Important Notices" below. The registration of the implementation of the capital increase in the commercial register at the local court (Amtsgericht) in Munich is expected to occur on April 25, 2003.

     Clearstream Banking AG will automatically credit the subscription rights for shares which are held in collective custody as of the evening of April 14, 2003 to the depositary banks. Shareholders who hold effective share certificates made out to a nominal amount and "Allianz Aktiengesellschaft" and with an issuance date "im April 1997" in individual securities accounts or personally, may, for the avoidance of exclusion, exercise their subscription rights by submitting the dividend coupon no. 8.

     Shareholders who have not yet exchanged their share certificates made out to "Allianz Aktiengesellschaft Holding" (the previous company name of Allianz
AG) and a nominal amount of DM 50.00, which certificates have been declared void in the meantime, for no-par value shares may only exercise their subscription rights if they submit their old certificates (together with the dividend coupon no. 20 and the renewal coupon, registration confirmation and assignment declaration) to Dresdner Bank AG through their depositary bank by April 22, 2003, identifying their bank account as well as a securities account and/or bank account number for the transfer of the shares resulting from the conversion and the subscription rights.

     IN ORDER TO AVOID EXCLUSION OF THE SUBSCRIPTION RIGHTS, WE ASK OUR SHAREHOLDERS TO EXERCISE THEIR SUBSCRIPTION RIGHTS TO THE NEW ALLIANZ SHARES IN THE PERIOD

             FROM APRIL 15, 2003 UP TO AND INCLUDING APRIL 29, 2003

AT ONE OF THE SUBSCRIPTION AGENTS LISTED BELOW DURING NORMAL BUSINESS HOURS.

In the Federal Republic of Germany:

Deutsche Bank AG
Citigroup Global Markets Deutschland AG
Dresdner Bank AG
UBS Warburg AG

In Switzerland:

UBS AG

     Corresponding to the subscription ratio of 15:7, existing shareholders may subscribe for seven New Allianz Shares for each 15 Allianz shares held. Pursuant to Section 67 para. 2 of the German Stock Corporation Act (Aktiengesetz), only those persons who are registered in the share register of Allianz AG are treated as shareholders in relation to Allianz AG. The acquisition of subscription rights -- as well as the acquisition of shares -- requires the consent of Allianz AG. Pursuant to its articles of association, Allianz AG will only withhold such consent if it deems this to be necessary in the interest of Allianz AG on exceptional grounds. The exercise of subscription rights by shareholders who are already registered in the share register of Allianz AG does not require the consent of Allianz AG. In the event that Allianz AG withholds its consent, subscription rights purchased by investors will still be credited to their respective securities accounts, together with any New Allianz Shares acquired through the exercise thereof. Allianz AG may, however, refuse to register any such investors in its share register.

SUBSCRIPTION PRICE

     The subscription price is E38.00 per New Allianz Share. The subscription price is due and payable not later than April 29, 2003.

RIGHTS TRADING

     The subscription rights (ISIN DE 000 245 771 0/German Securities Identification Number 245 771) will be listed and traded on the official market (amtlicher Markt) of the Frankfurt Stock Exchange during the period from April 15, 2003 up to and including April 25, 2003. The subscription agents in Germany have agreed to broker stock exchange purchases and sales of subscription rights, if possible. Beginning on April 15, 2003, shares of Allianz AG will be listed on the official market of all German securities exchanges "ex Bezugsrecht" (without subscription right). The subscription for one New Allianz Share is possible; accordingly, fractions of the subscription rights will be traded during the subscription period.

IMPORTANT NOTICES

     The Underwriters reserve the right to terminate the Underwriting Agreement for certain reasons or to delay the completion of the subscription offer by up to one week. These reasons include, without limitation, significant adverse changes in the financial position or results of operations or shareholders' equity of the Group, to the extent not discussed in this Offering Circular, material restrictions of exchange trading or of the banking business, the eruption or escalation of hostilities, which have, or can be expected to have, a material adverse effect on the financial markets, and the failure to register the implementation of the capital increase in the commercial register by April 28, 2003.

     IN THE EVENT OF A TERMINATION OF THE UNDERWRITING AGREEMENT PRIOR TO THE REGISTRATION OF THE IMPLEMENTATION OF THE CAPITAL INCREASE IN THE COMMERCIAL REGISTER, THE SUBSCRIPTION RIGHTS BECOME VOID. IF THIS WAS TO OCCUR, THE BROKERING INSTITUTIONS WOULD NOT REVERSE ANY SUBSCRIPTION RIGHTS TRADING TRANSACTIONS. ACCORDINGLY, INVESTORS WHO HAVE ACQUIRED SUBSCRIPTION RIGHTS ON A STOCK EXCHANGE WOULD SUFFER A LOSS. TO THE EXTENT THAT THE UNDERWRITERS TERMINATE THE UNDERWRITING AGREEMENT AFTER THE REGISTRATION OF THE IMPLEMENTATION OF THE CAPITAL INCREASE IN THE COMMERCIAL REGISTER, SHAREHOLDERS WHO HAVE EXERCISED THEIR SUBSCRIPTION RIGHTS MAY SUBSCRIBE TO NEW ALLIANZ SHARES AT THE SUBSCRIPTION PRICE.

     IN THE EVENT OF A TERMINATION OF THE UNDERWRITING AGREEMENT AFTER THE SETTLEMENT OF THE SUBSCRIBED SHARES (APRIL 30, 2003), WHICH IS POSSIBLE UNTIL MAY 2, 2003, THE TERMINATION WOULD ONLY BE APPLICABLE TO SHARES NOT SUBSCRIBED. THE PURCHASE AGREEMENTS RELATING TO SUCH SHARES ARE THEREFORE CONTINGENT. TO THE EXTENT THAT ANY NEW ALLIANZ SHARES ACQUIRED IN THE OFFERING HAVE ALREADY BEEN SOLD SHORT PRIOR TO THE CANCELLATION OF SETTLEMENT, ANY PERSON SO SELLING NEW ALLIANZ SHARES WILL BEAR THE RISK OF BEING UNABLE TO SETTLE SUCH SALE BY DELIVERING NEW ALLIANZ SHARES.

CERTIFICATION OF THE NEW ALLIANZ SHARES

     On or around April 30, 2003, the New Allianz Shares will be made available to shareholders in the form of one or more global share certificates deposited with Clearstream Banking AG in a collective custody account. Shareholders do not have any right to receive individual share certificates.

COMMISSION

     The subscription is subject to the customary banking commission unless the subscriber submits dividend coupon no. 8 for subscription during normal business hours at the counter of a subscription agent and no additional written communication is required.

STOCK EXCHANGE TRADING OF THE NEW ALLIANZ SHARES

     Application has been made for admission (Zulassung) of the New Allianz Shares to trading on the official market of the securities exchanges in Frankfurt/Main, Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart as well as for admission to the official market with uniform post-admission duties (Prime Standard) segment of the Frankfurt Stock Exchange. Admission to trading on the official market of the German stock exchanges as well as admission to the Prime Standard segment of the Frankfurt Stock Exchange is expected to be granted on April 28, 2003. It is anticipated that trading in the New Allianz Shares will commence on April 30, 2003 and that the New Allianz Shares will be included in the trading of the existing Allianz shares on such date. Allianz intends to apply for listing of the New Allianz Shares for trading on other stock exchanges where its shares are currently listed.

PLACEMENT OF UNSUBSCRIBED SHARES

     The New Allianz Shares for which shareholders' subscription rights were excluded and any shares not subscribed to in the subscription offer will be offered to institutional investors through the Underwriters in private placements.

PUBLICATION OF THE NOTIFICATION

     Printed copies of the Offering Circular dated April 11, 2003 will be made available for free distribution in Germany by, among others, the subscription agents listed above as well as by the Frankfurt Stock Exchange, Admission Office, 60284 Frankfurt am Main (fax no. 069/21 01-39 92), the Baden-Wurttembergische Stock Exchange in Stuttgart, Admission Office, 70173 Stuttgart (fax no. 0711/2 26 81 19), the Bavarian Stock Exchange, Admission Office, 80333 Munich (fax no. 089/54 90 45-32), the Berlin-Bremen Stock Exchange, Admission Office, 10623 Berlin (fax no. 030/31 10 91 79), the Hanseatic Stock Exchange Hamburg, Admission Office, 20095 Hamburg (fax no. 040/36 13 02 23), the Niedersachsische Stock Exchange in Hanover, Admission Office, 30159 Hanover (fax no. 0511/32 49 15), and the Stock Exchange in Dusseldorf, Admission Office, 40212 Dusseldorf (fax no. 0211/13 32 87).

SELLING RESTRICTIONS

     The New Allianz Shares and the related subscription rights have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act") nor with the securities regulatory authority of any U.S. state, and will not be offered, sold or delivered, directly or indirectly, in the United States except in limited circumstances pursuant to an exemption from the registration requirements of the Securities Act.

Munich, in April 2003

                           ALLIANZ AKTIENGESELLSCHAFT
                              THE MANAGEMENT BOARD

PRIVATE PLACEMENTS

     The New Allianz Shares to which shareholders' subscription rights were excluded and any shares not subscribed to in the subscription offer will be offered to institutional investors in private placements.

STOCK EXCHANGE LISTING, DELIVERY

     Application has been made for admission of the New Allianz Shares to trading and listing on the official market of the stock exchanges in Frankfurt/Main, Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich, and Stuttgart as well as for admission to the official market with uniform post-admission duties (Prime Standard) segment of the Frankfurt Stock Exchange and is expected to be granted on April 28, 2003. Inclusion of the admitted shares into trading of the existing shares of Allianz AG on the stock exchanges in Frankfurt/Main, Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart is expected to occur on April 30, 2003. Allianz AG intends to apply for listing of the New Allianz Shares on other stock exchanges where its shares are currently listed.

     The shares subscribed to in the subscription offer will be delivered on or around April 30, 2003 and the shares to be offered in private placements will be delivered on or around May 5, 2003 through the book-entry facilities of Clearstream Banking AG, Frankfurt/Main, Clearstream Banking societe anonyme, Luxembourg, or Euroclear Bank S.A./N.V., Luxembourg. Shareholders and investors receiving New Allianz Shares may not exercise voting rights resulting from these shares at the April 29, 2003 general meeting.

     The New Allianz Shares will be represented by one or more global share certificates deposited with Clearstream Banking AG. Pursuant to the articles of association of Allianz AG, shareholders' have no right to receive individual share certificates unless receipt thereof is necessary pursuant to the rules applicable to a stock exchange on which the shares are listed. Dividend coupons and renewal coupons will be issued as bearer certificates.

CONSENT OF ALLIANZ AG TO THE ACQUISITION AND TRANSFER OF THE NEW SHARES

     As registered shares with restricted transferability, all shares in Allianz AG may only be acquired and transferred with the consent of Allianz AG. Pursuant to its articles of association, Allianz AG will only withhold such consent if it deems this to be necessary in the interest of Allianz AG on exceptional grounds and will inform the applicant about the reasons leading to such refusal. Only those persons who are registered in the share register of Allianz AG will be treated as shareholders in relation to Allianz AG, and only these persons are entitled to participate in general meetings of Allianz AG and to exercise their voting rights. See also "Directors and Senior Management -- General Meeting" and "Information about the Share Capital of Allianz Aktiengesellschaft -- Form and Certification of Shares/Consent to Transfers."

STABILIZATION

     An Underwriter, as principal, may perform measures that enable it to keep the market price of the shares and the subscription rights at a level that differs from the level that may otherwise exist. Stabilization measures, if any, may be discontinued at any time; any stabilization measures will be conducted in Germany or elsewhere in accordance with applicable laws and regulations.

USE OF PROCEEDS

     The net proceeds to Allianz AG from the subscription and sale of the New Allianz Shares amount to approximately E4.3 billion, based on a subscription price of E38.00 per share. The commission payable by Allianz AG to the Underwriters amounts to approximately E170 million. Other costs to be borne by Allianz AG in connection with the Offering amount to approximately E4 million. See "Underwriting."

     Allianz AG intends to use the net proceeds for general financing purposes within Allianz AG and the Allianz Group.

SECURITIES IDENTIFICATION NUMBERS, TRADING SYMBOL

International Securities Identification
Number (ISIN):                                DE 000 840 400 5

German Securities Identification Number
(WKN):                                        840 400

Common Code:                                  001182013

Trading Symbol:                               ALV

VOTING RIGHTS

     Each share, including the New Allianz Shares, entitles a shareholder who is registered in the share register of Allianz AG to one vote at the general meeting. The voting rights attached to the New Allianz Shares may not be exercised in the general meeting of April 29, 2003. See also "Directors and Senior Management -- General Meeting."

NOTIFICATIONS, PAYING AGENT

     In accordance with its articles of association, all notifications of Allianz AG are published in the electronic German Federal Gazette. Notifications pertaining to the shares are also published in the electronic German Federal Gazette and, additionally, in one supra-regional newspaper accredited by the stock exchanges in Frankfurt/Main, Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart (Pflichtblatt).

     Dresdner Bank AG is acting as principal paying and depositary agent.

ADDITIONAL IMPORTANT NOTICES

     As discussed under the caption "Important Notices" above, the Underwriting Agreement may be terminated after registration of the implementation of the capital increase in the commercial register until April 29, 2003 with respect to the subscription offer, and after commencement of trading in the New Allianz Shares until May 2, 2003 with respect to the residual share amounts for which shareholder's subscription rights were excluded and any shares not subscribed in the subscription offer. Accordingly, the exercise of subscription rights as well as the purchase agreements relating to shares not subject to any subscription rights, are contingent. To the extent that any New Allianz Shares acquired in the Offering have already been sold short prior to the cancellation of settlement, any person so selling New Allianz Shares will bear the risk of being unable to settle such sale by delivering New Allianz Shares.

                                 CAPITALIZATION

     The following table shows the actual capitalization of Allianz Group as of December 31, 2002 as well as adjusted on a pro-forma basis for the issuance of 117,187,500 New Allianz Shares from the share capital increase with subscription rights at a subscription price of E38.00 per New Allianz Shares (prior to deduction of the commission payable to the Underwriters and other costs to be borne by Allianz AG).

                                                                 DECEMBER 31, 2002
                                                                -------------------
                                                                ACTUAL     ADJUSTED
                                                                -------    --------
                                                                  (E IN MILLION)
LONG-TERM FINANCIAL LIABILITIES
Certificated Liabilities(1).................................     37,673     37,673
Liabilities to Customers(1).................................     13,473     13,473
Liabilities to Banks(1).....................................     10,575     10,575
Participation Certificates(2)...............................      1,955      1,955
Subordinated Liabilities....................................     12,219     12,219
MINORITY INTERESTS IN SHAREHOLDERS' EQUITY..................      8,165      8,165
SHAREHOLDERS' EQUITY(2)
Issued Capital..............................................        682        982
Capital Reserves............................................     14,102     18,255
Revenue Reserves............................................     10,731     10,731
  Less Treasury Stock.......................................     (5,958)    (5,958)
Other Reserves..............................................      1,049      1,049
Consolidated Unappropriated Profit..........................      1,165      1,165
Total Shareholders' Equity..................................     21,771     26,224
TOTAL CAPITALIZATION........................................    105,831    110,284

------------
(1) In each case, including only the portion of the respective liabilities due after more than one year.

(2) In January 2003, Allianz AG concluded the exchange of a portion of its outstanding participation certificates into shares of Allianz AG on the basis of a voluntary exchange offer made to the holders of the participation certificates in November 2002. The conclusion of this exchange offer resulted in a reduction of the participation certificates by E386 million and a corresponding increase in shareholders' equity, neither of which is reflected in this table. In addition, potential increases in the participation certificates resulting from the subscription offer of participation certificates in connection with the capital increase described in this Offering Circular are not reflected.

                                  RISK FACTORS

     Prospective investors should carefully review the following risk factors in conjunction with the other information contained in this Offering Circular before reaching a decision on whether to subscribe to or purchase New Allianz Shares. The financial position and results of operations of the Group may be materially adversely affected by each of these risks. The market price of the shares of Allianz AG may decline as a result of each of these risks and investors may lose the value of their investment in whole or in part. The order of the risk factors that follow is not intended as an indicator of the probability that the risks discussed below will occur.

RISKS RELATING TO THE GROUP'S BUSINESS

INTEREST RATE VOLATILITY MAY ADVERSELY AFFECT THE GROUP'S RESULTS OF OPERATIONS.

     Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short- and long-term rates) can affect the Group's insurance, asset management and banking results. Over the past several years, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities that the Group held in its various investment portfolios. The Group's investment portfolios are heavily weighted toward euro-denominated fixed-income investments. Accordingly, interest rate movement in the euro zone will significantly affect the value of these investment portfolios. In 2002, lower interest rates resulted in a decline in current income from new investments in fixed-income securities as higher yielding investments matured. An increase in interest rates could substantially decrease the value of the fixed income portfolio, and any unexpected change in interest rates could materially adversely affect the Group's bond and interest rate derivative positions.

     Excluding separate account assets and trading assets, the Group's insurance investment portfolio consists primarily of fixed income securities, which represented approximately 74% of its insurance investments at December 31, 2002. Excluding trading assets, certain loans to banks and loans to customers, the Group's banking investment portfolio consists primarily of fixed-income securities (approximately 65% at December 31, 2002).

     The short-term impact of interest rate fluctuations on the Group's life/health insurance business may be reduced in part by products designed to partly or entirely transfer the Group's exposure to interest rate movements to the policyholder. While product design reduces the Group's exposure to interest rate volatility, changes in interest rates will impact this business to the extent they result in changes to current interest income, impact the value of the Group's fixed income portfolio, and affect the levels of new product sales or surrenders of business in force. In addition, reductions in the investment income below the rates assumed in product pricing, or below the regulatory minimum required rates in countries such as Germany and Switzerland, would reduce or eliminate the profit margins on the life/health insurance business written by the Group's life/health subsidiaries.

     Results of the Group's asset management business may also be affected by movements in interest rates, since management fees are generally based on the value of assets under management, which fluctuate with changes in the level of interest rates.

     In addition, the Group's management of interest rate risks affects the results of its banking operations. The composition of the Group's banking assets and liabilities, and any mismatches resulting from that composition, cause the net income of the Group's banking operations to vary with changes in interest rates. The Group is particularly impacted by changes in interest rates as they relate to different maturities of contracts and the different currencies in which the Group holds interest rate positions. A mismatch with respect to maturity of interest-earning assets and interest-bearing liabilities in any given period can have a material adverse effect on the financial position or results of operations of the Group's banking business. In 2002 both the net interest margin and the net interest spread in the Group's banking operations declined significantly from 2001 levels, due to changes in the mix of the Group's assets and liabilities. If the Group is unable to manage any mismatch between its interest earning-assets and interest-bearing liabilities, the consequences of further declines in net interest margin and net interest income could have a material adverse effect on the Group's results of operations. For additional information, see "Business -- Selected Statistical Information Relating to the Group's Banking Operations."

THE GROUP'S INVESTMENT PORTFOLIO IS SIGNIFICANTLY EXPOSED TO EQUITY SECURITIES. MARKET RISKS COULD IMPAIR THIS PORTFOLIO AND ADVERSELY IMPACT THE GROUP'S FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     Allianz Group holds a significant equity portfolio, which represented approximately 19% of its investments (excluding separate account assets, trading assets, certain loans to banks and loans to customers) at December 31, 2002. The Group's equity investment portfolio includes, in particular, large stakes in a number of major German companies, including Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft in Munchen ("Munich Re") and Beiersdorf AG, significant holdings in companies in France and Italy and equity investments in companies in virtually all major financial markets of the world. Fluctuations in equity markets affect the market value and liquidity of these holdings.

     Most of the Group's assets and liabilities are recorded at fair value, including trading assets and liabilities, and securities available for sale. Changes in the value of securities held for trading purposes are recorded through the consolidated statement of income. Changes in the market value of securities available for sale are recorded directly in the consolidated shareholders' equity. Securities available for sale are reviewed regularly for impairments, and valuation write-downs to fair value are charged to income if an other than temporary diminution in value occurs. If a decline in the market value below the original cost of an available for sale security is considered other than temporary, the decline in value will be recorded in the consolidated income statement. A decline in the market value below the original cost of a security available for sale generally is determined to be other than temporary if it is 20% or more below book value for more than 6 consecutive months.

     In 2002, developments in the capital markets had a significant impact on the Group's investment portfolios, reducing their value by E60.0 billion. In particular, reduced valuations of the Group's equity portfolio led to a reduction of approximately E7.2 billion in the amount of net unrealized gains in the Group's shareholders' equity. At current equity market levels, the Group expects to record an additional E800 million of impairment losses on the Group's equity portfolio in the first quarter of 2003. If equity markets continue to decline, further significant impairments affecting net income and reductions in shareholders' equity could be realized in 2003. Accordingly, in the event of further market declines, there can be no assurance as to the amount or timing of future unrealized losses or impairments of equity securities, which may, in each case, materially adversely impact the Group's results of operations and shareholders' equity.

MARKET FACTORS, AS WELL AS A LACK OF IMPROVEMENT IN THE GROUP'S OPERATING PERFORMANCE, COULD ADVERSELY AFFECT GOODWILL, DEFERRED ACQUISITION COSTS AND DEFERRED TAX ASSETS; THE GROUP'S DEFERRED TAX ASSETS ARE ALSO POTENTIALLY IMPACTED BY CHANGES IN GERMAN TAX LEGISLATION.

     The current uncertain trends and investment climate in many of the Group's major markets have adversely affected its businesses and profitability in 2002 and can be expected to continue to do so unless conditions improve.

     Business and market conditions may impact the amount of goodwill the Group carries in its consolidated accounts. As of December 31, 2002 the Group has recorded goodwill in an aggregate amount of E13,786 million, of which E2,216 million relates to the Group's banking business, E5,079 million to its asset management business and E6,491 million relates to its insurance business.

     The Group's banking operations, of which Dresdner Bank represents by far the most significant component, reported a net loss of E1,358 million for the year ended December 31, 2002. See "Business -- Banking Operations -- Results of Operations." Notwithstanding such loss, at December 31, 2002, the Group concluded that a write down of the goodwill relating to Dresdner Bank was not required. The Group is implementing further turnaround steps and continues to expect the turnaround of its banking operations in the near future. If conditions in the banking operations do not improve or continue to deteriorate, however, an impairment test for the fiscal year 2003 could result in a significant write-down of goodwill, adversely impacting the Group's results of operations. As the value of certain other parts of the Group's businesses, including in particular its asset management business, are also significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by the Group and result in further significant write-downs, which could be material.

     The assumptions made by the Group with respect to recoverability of deferred acquisition costs ("DAC"), particularly in its annuity business in the United States, are also affected by such factors as operating performance and market conditions. DAC is incurred in connection with the production of new business and deferred, to be amortized generally in proportion to profits expected to be generated over the life of the underlying contracts. If the assumptions on which expected profits are based prove to be incorrect, it may be necessary to accelerate amortization of DAC which could materially adversely affect results of operations.

     As of December 31, 2002, the Group had a total of E13,258 million in deferred tax assets. The Group also recorded deferred tax liabilities of E12,188 million. The calculation of the respective tax assets and liabilities is based on current tax laws and accounting standards and depends on the performance of the Group as a whole and certain business units in particular. At December 31, 2002 E4,910 million (E3,019 million as of December 31, 2001) of deferred tax assets depended on the ability to use existing tax-loss carry forwards.

     Changes in tax legislation or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of tax assets. The Draft Bill on the Reduction of Tax Privileges (Steuervergunstigungsabbaugesetz) proposed by the German government accordingly provided for a minimum taxation, pursuant to which tax loss carryforwards could be offset against only 50% of taxable profits for purposes of corporate and trade income tax. In addition, the proposal included limitations on the use of tax credits from prior year profits in connection with profit distributions. After the draft act was passed by the German First Chamber (Bundestag) and rejected by the Second Chamber (Bundesrat), on April 9, 2003, the Mediation Committee (Vermittlungsausschuss) of the Bundestag and Bundesrat proposed a compromise to the Draft Bill on the Reduction of Tax Privileges. The proposed compromise included essentially a temporary restriction of the use of accrued corporate tax credits through the introduction of a three-year moratorium. The proposals that were not included in the compromise, however, are expected to be reintroduced, perhaps in modified form in a separate legislative process. In this case, the Group could be obligated to write-off certain tax assets. Tax assets may also need to be written down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on the Group's results of operations.

ALLIANZ AG OPERATES BOTH AS A REINSURANCE COMPANY AND AS A HOLDING COMPANY FOR THE ALLIANZ GROUP, AND IS EXPOSED TO VARIOUS LIQUIDITY RISKS.

     Allianz AG acts as the principal reinsurer for the Group companies. At the same time, Allianz AG is a holding company, conducting its insurance and financial services operations through direct and indirect subsidiaries. In addition to premiums from its reinsurance operations, the principal sources of Allianz AG's funds are dividends received from subsidiaries, associated companies and other equity investments as well as funds that it may raise from time to time through the issuance of debt or equity securities or through bank or other borrowings. Allianz AG's uses of funds include payment of interest on its outstanding debt, obligations arising in its reinsurance business, which may include large and unpredictable claims including catastrophe claims, as well as the funding of potential capital requirements of its operating subsidiaries or of acquisitions.

     As of December 31, 2002, Allianz AG had total outstanding debt of E35,475 million (2001: E23,219 million), including amounts owed to credit institutions of E2,247 million, outstanding subordinated debt instruments of E3,575 million and outstanding non-subordinated debt instruments of E29,654 million (2001:
E3,079 million, E0 million and E20,140 million, respectively). For the year ended December 31, 2002, Allianz AG made payments of E1,111 million in respect of interest on outstanding debt. E1,810 million of long-term debt of Allianz AG to non-Group companies matures during 2003. In addition, on March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of the Group's asset management subsidiary PIMCO Group ("PIMCO") that such former parent company had exercised its right to put US$250 million of its remaining ownership interest in PIMCO to Allianz, with payment therefor due by April 30, 2003. For additional discussion concerning these put arrangements, see "-- Consolidated Results of Operations -- Asset Management Operations -- Results of Operations -- Year Ended December 31, 2002 compared to Year Ended December 31, 2001 -- Net Income."

     Allianz AG expects that its premiums from its own reinsurance business, together with dividends and other amounts received from subsidiaries, associated companies and other investments, will continue to cover its operating expenses, including interest payments on its outstanding debt, together with its reinsurance and other obligations. As a holding company, Allianz AG can offer no assurance, however, that funds available to it will continue to be sufficient to meet its operating expenses, funding obligations and interest payments in the future, and that it will not need to raise additional funds from time to time through the issuance of debt or equity securities, through bank or other borrowings or through dispositions of assets or other transactions, nor as to the adequacy or timing of any such measures.

LOSS RESERVES FOR THE GROUP'S PROPERTY-CASUALTY INSURANCE AND REINSURANCE POLICIES ARE BASED ON ESTIMATES AS TO FUTURE CLAIMS LIABILITIES. IN 2002, THE GROUP MADE SIGNIFICANT ADDITIONAL RESERVES RELATING TO ASBESTOS-RELATED AND ENVIRONMENTAL CLAIMS IN THE UNITED STATES AND IN CONNECTION WITH DISCONTINUED AND RUN-OFF BUSINESSES. FURTHER ADVERSE DEVELOPMENTS RELATING TO CLAIMS COULD LEAD TO FURTHER RESERVE ADDITIONS AND MATERIALLY ADVERSELY IMPACT THE GROUP'S RESULTS OF OPERATIONS.

     In accordance with industry practice and accounting and regulatory requirements, the Group establishes reserves for loss and loss adjustment expenses related to its property-casualty insurance and reinsurance businesses, including discontinued property and casualty business in run-off. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made both on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported ("IBNR") to the Group. These reserves represent the estimated ultimate cost necessary to bring all pending reported and IBNR claims to final settlement.

     Reserves, including IBNR reserves, are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, changes in medical costs, costs of repairs and risk factors such as inflation. The Group's earnings depend significantly upon the extent to which the Group's actual claims experience is consistent with the assumptions the Group uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that the Group's actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, the Group may be required to increase its reserves, which may materially adversely effect earnings.

     Reserves Generally. Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. The Group also conducts reviews of various lines of business to consider the adequacy of reserve levels, as it did recently with its asbestos and environmental exposure in the United States. Based on current information available to it and on the basis of the Group's internal procedures, the management of the Allianz Group considers that these reserves are adequate. However, because the establishment of claims reserves is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the Group's loss reserves and have a material adverse effect on the Group's earnings. See "Business -- Property-Casualty Insurance Reserves -- General."

     Asbestos-related and Environmental Pollution Claims. In relation to asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Changes in law, novel or changing policy interpretations, evolving judicial theories as well as developments in class action litigation add to the uncertainties inherent in claims of this nature. As a result, the Group continues to monitor developments in asbestos-related and environmental claims and may determine that further adjustments in the reserve amounts are required in the future. In 2002, reserves were increased for asbestos and environmental claims in the United States by E762 million following external and internal actuarial reviews.

     Discontinued and Run-off Insurance Businesses. The Group maintains loss reserves in its discontinued and run-off insurance businesses to cover its estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. The Group has discontinued certain lines of business formerly pursued by the Fireman's Fund Insurance Company ("Fireman's Fund") in the United States, including the surety, national accounts, diversified risk and medical malpractice lines of business. Commercial auto liability, medical malpractice, other liability and workers' compensation reserves were increased in respect of prior years in the amount of E230 million in 2002. Allianz AG believes that reserves associated with discontinued lines are adequate; however, the costs and liabilities associated with these divested and run-off businesses and other contingent liabilities could cause the Group to take additional charges that could be material to its results of operations. In particular, Fireman's Fund has issued surety bonds in favor of certain companies, some of which are currently experiencing financial difficulties. In the case of a default in respect of the obligations covered by the surety bonds, Fireman's Fund could be required to establish significant additional loss reserves.

ACTUARIAL EXPERIENCE AND OTHER FACTORS COULD DIFFER FROM THAT ASSUMED IN THE CALCULATION OF LIFE/HEALTH ACTUARIAL RESERVES AND PENSION LIABILITIES.

     The assumptions the Group makes in assessing its life/health insurance reserves may differ from that which the Group experiences in the future. The Group derives its life/health insurance reserves using "best estimate" actuarial practices and assumptions. These assumptions include the assessment of the long term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, policyholder bonus rates (some of which are guaranteed), mortality and morbidity rates, policyholder lapses and future expense levels. The Group monitors its actual experience of these assumptions and to the extent that the Group considers that this experience will continue in the longer term the Group refines its long-term assumptions. Similarly, estimates of the Group's own pension obligations necessarily depend on assumptions concerning future actuarial, demographic, macroeconomic and financial markets developments. Changes in any such assumptions may lead to changes in the estimates of life/health insurance reserves or pension obligations.

     The Group has a substantial portfolio of contracts with guaranteed investment returns, including endowment and annuity products for the German market as well as certain guaranteed contracts in other markets. The Group's amounts payable at maturity of an endowment policy in Germany and in certain other markets include a "guaranteed benefit," an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. In Germany, this rate is currently 3.25% per year for policies issued on or after July 1, 2000 and with euro as applicable currency, and for policies issued through June 2000, the maximum rate of return is 4.0% per annum. For policies issued prior to 1995, the maximum rate is 3.5% or 3.0%, depending on the generation of tariff. The average interest rate that was guaranteed in Germany at the end of 2002 was approximately 3.5%. If interest rates should remain at current historically low levels, Allianz AG could be required to provide additional funds to its life/health subsidiaries to support their obligations in respect of products with higher guaranteed returns, or increase reserves in respect of such products, which could in turn have a material adverse effect on the Group's results of operations.

     In the United States, the Group has a substantial portfolio of contracts with guaranteed investment returns indexed to equity markets. The Group enters into hedging arrangements in order to meet the expected returns of the contracts. There can be no assurance that the hedging arrangements will satisfy the returns guaranteed to policyholders.

THE FINANCIAL RESULTS OF THE GROUP MAY BE MATERIALLY ADVERSELY AFFECTED BY THE OCCURRENCE OF CATASTROPHES.

     Portions of the Group's property and casualty insurance cover losses from unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. The incidence and severity of these catastrophes in any given period are inherently unpredictable.

     Although Allianz AG monitors the Group's overall exposure to catastrophes and other unpredictable events in each geographic region, each of its subsidiaries independently determines its own underwriting limits related to insurance coverage for losses from catastrophic events. The Group generally seeks to reduce its exposure to these events through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. However, such efforts to reduce exposure may not be successful and claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on the Group's financial position or results of operations. During 2002 and 2001 the Group incurred significant catastrophe losses, in particular net claims costs of approximately E1.5 billion relating to the terrorist attack of September 11, 2001. The Group also suffered losses from severe flooding in Germany and Central and Eastern Europe which adversely affected the Group's results by E710 million in 2002. If catastrophes affecting properties insured by the Group continue to occur with such frequency or with greater frequency or severity than has historically been the case, related claims could have a material adverse effect on the Group's consolidated financial position, results of operations and cash flows.

THE GROUP HAS SIGNIFICANT COUNTERPARTY RISK EXPOSURE.

     The Group is subject to a variety of counterparty risks, including:

     - General credit risks: Third parties that owe the Group money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities the Group holds, borrowers under loans made, customers, trading counterparties, counterparties under swaps and credit and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to the Group due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. In addition, under credit default swaps, which Dresdner Bank has entered into, Dresdner Bank may become obliged to make payments if and when a default of a particular debtor occurs.

     During 2002, the Group recognized losses of E2,818 million due to these credit exposures, including write-downs and write-offs in its fixed income portfolio. The current uncertain trends and investment climate in financial markets have resulted in an increase in investment impairments on the Group's investment assets due to defaults and credit downgrades and a further downturn in the economy generally could result in increased impairments. In addition, the Group is subject to geographic and industry concentrations with respect to its credit exposures, and as a result developments in particular geographic regions or industries may adversely impact the Group. In particular, the Group has extended significant credit to financial institutions in Germany, and as a result any systemic risk materializing in the German financial industry could have a material adverse effect on the Group's results of operations.

     - Reinsurers: The Group transfers its exposure to certain risks in its property and casualty and life insurance business to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of the Group's losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of the Group's reinsurance will increase the Group's risk of loss. When the Group obtains reinsurance, it is still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of the Group's reinsurers to meet their financial obligations could materially affect the Group's results of operations. Although the Allianz Group conducts periodic reviews of the financial statements and reputations of its reinsurers, the reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. For a discussion of the Group's external reinsurance relationships, see
"Business -- Property -- Casualty Operations By Geographic Region -- Allianz
AG."

FURTHER POOR OPERATING PERFORMANCE, DIFFICULTIES IN MANAGING AND DELAYS IN COMPLETING THE INTEGRATION OF DRESDNER BANK WOULD ADVERSELY AFFECT THE GROUP'S RESULTS.

     In July 2001, the Group acquired Dresdner Bank. Our banking operations, of which Dresdner Bank is the most significant component, suffered significant net losses in 2002. In addition to poor operating performance, continuing difficulties in managing and integrating the additional operations and personnel, significant delays in completing the integration of Dresdner Bank and any loss of key employees or customers could adversely affect the Group's results. A substantial amount of management time has been and continues to be diverted from operations to pursue and complete the integration of Dresdner Bank within the Group, which has not yet been completed. The future success of the Group's banking business depends in large part on the Group's ability to restore the profitability of Dresdner Bank and it is possible that the anticipated benefits from the acquisition may not be realized in full, may take longer to realize than expected or may not be realized at all. In the event that management is unable to successfully implement the restructuring and cost-cutting measures announced to date, the Group's financial performance and results of operations may continue to be materially adversely affected.

DRESDNER BANK MAY EXPERIENCE FURTHER SIGNIFICANT LOSSES RELATING TO PROBLEM
LOANS.

     At December 31, 2002, following the deconsolidation of Deutsche Hypothekenbank AG ("Deutsche Hyp") on August 1, 2002, the Allianz Group's non-performing loans and potential problem loans, substantially all of which were attributable to Dresdner Bank, were E11,625 million and E2,437 million, respectively, representing a net increase of E1,276 million, or 12.3%, in non-performing loans, and E231 million, or 10.5%, in potential problem loans from year-end 2001 (excluding the loan portfolio of Deutsche Hyp).

     A substantial majority of Dresdner Bank's problem loans is comprised of loans made to German corporate customers as well as to individuals. Certain of its loans to corporate customers represent significant credit exposure to individual companies. The effects of the weak economic conditions in Germany, which have continued into 2003, as well as recent financial difficulties faced by the bank's customers, have resulted in the recognition of substantial provisions by the Group. For the year ended December 31, 2002, additional net loan loss provisions in the Group's banking segment were E2,222 million, including E3,106 million of gross new provisions. Of the new provisions, E2,151 million were specific provisions relating to both Dresdner Bank's German corporate business, including small businesses and professionals, and its non-German corporate business, especially in Latin America and the United States, reflecting the continued weakness in the global economy, deteriorating credit quality of borrowers, declines in collateral value, inability to enforce its security interest in collateral and increased insolvencies. Of the new loan loss provisions in 2002, approximately E1,259 million were specific provisions relating to the Group's German business, including small businesses and professionals. The Group's banking operations also recorded specific provisions of E665 million relating to private individuals and E73 million relating to banks.

     Dresdner Bank may need to make additional loan loss provisions or recognize further credit losses as a result of continuing weak economic conditions, declines in collateral value, inability to enforce security interests in collateral, an increase in corporate or personal bankruptcies, in particular in Germany, further deterioration of the financial position of Dresdner Bank's borrowers or changes in reserve and risk management requirements. Any such developments could materially adversely affect the Group's results of operations or result in further capital requirements in its banking operations.

A REDUCED CAPITAL BASE AT DRESDNER BANK, TOGETHER WITH FURTHER ADDITIONAL WRITEDOWNS AND IMPAIRMENTS, COULD RESULT IN CAPITAL REQUIREMENTS THAT MAY CONSTRAIN THE GROUP'S OPERATIONS.

     Dresdner Bank's capital ratios at December 31, 2002 were 6.0% in the case of consolidated Tier 1 capital and 10.6% in the case of consolidated total capital under BIS principles. In recent years, Dresdner Bank has suffered from poor operating performance, an increased level of loan loss allowances, deteriorating asset quality and substantial impairments in its investment portfolio. Dresdner Bank had to set aside significant new provisions for possible loan losses in 2002, and additional provisions may be required in the future. If these trends continue, there can be no assurance that Dresdner Bank will be able to maintain its capital ratios at the above mentioned levels. Failure to do so could require the Group to restrict its banking operations, or further support its banking operations through injection of additional capital. See "Business -- Regulation and Supervision" for a discussion of the capital adequacy guidelines applicable to the Group's banking operations.

     Further, the risk-adjusted capital guidelines ("Basle Accord") promulgated by the Basle Committee on Banking Supervision, which form the basis for the capital adequacy guidelines of the German Federal Financial Supervisory Authority (the Bundesanstalt fur Finanzdienstleistungsaufsicht, or "BaFin"), are being revised and implementation is planned for 2006. At this time, the Group is unable to predict how the revised guidelines will affect its requirements for capital and the impact of these revisions on its banking or other operations.

MANY OF THE GROUP'S BUSINESSES ARE DEPENDENT ON THE FINANCIAL STRENGTH AND CREDIT RATINGS ASSIGNED TO THE GROUP AND ITS BUSINESSES BY VARIOUS RATING AGENCIES. THEREFORE, A DOWNGRADE IN THE GROUP'S RATINGS MAY MATERIALLY ADVERSELY AFFECT RELATIONSHIPS WITH CUSTOMERS AND INTERMEDIARIES, NEGATIVELY IMPACT SALES OF THE GROUP'S PRODUCTS AND INCREASE THE GROUP'S COST OF BORROWING.

     Standard & Poor's, Moody's and A.M. Best assign ratings to various obligations of certain Group companies. On March 20, 2003, Standard & Poor's cut the Group's financial strength ratings from AA to AA-, citing the Group's negative performance and reduced capital base resulting from significant write-downs and losses in the period to December 31, 2002, and noted that Allianz AG continues to be on "negative outlook." Although Moody's maintained its rating of Aa2 for the senior unsecured debt securities issued by the Group's finance subsidiaries, Moody's rating also has a negative outlook. On March 21, 2003 A.M. Best also cut the Group's financial strength rating from A++ to A+, and noted that Allianz AG continues to be on "negative outlook." Rating agencies can be expected to continue to monitor the Group's financial strength, and no assurances can be given that further ratings downgrades will not occur, whether due to changes in the Group's performance, changes in rating agencies' industry views or ratings methodologies, or a combination of such factors.

     Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. The Group's financial strength rating has a significant impact on the individual ratings of key subsidiaries. If a rating of certain subsidiaries falls below a certain threshold the respective operating business may be significantly impacted. A ratings downgrade, or the potential for such a downgrade, of the Group or any of its insurance subsidiaries could, among other things, adversely affect relationships with agents, brokers and other distributors of the Group's products and services, thereby negatively impact new sales, adversely affect the Group's ability to compete in its markets and increase the Group's cost of borrowing. In particular, in those countries where primary distribution of the Group's products is done through independent agents, such as the United States, further ratings downgrades could adversely impact sales of the Group's life insurance products. Any further ratings downgrades will also materially adversely affect the Group's cost of raising capital, and could, in addition, give rise to additional financial obligations or accelerate existing financial obligations which are dependent on maintaining specified rating levels.

IF THE GROUP'S ASSET MANAGEMENT BUSINESS UNDERPERFORMS, IT MAY EXPERIENCE A DECLINE IN ASSETS UNDER MANAGEMENT AND RELATED FEE INCOME.

     While the assets under management in the Group's asset management segment include a significant amount of funds related to affiliated Allianz Group insurance operations, a growing portion of its assets under management, particularly following the acquisitions of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001, represents third-party funds. In 2002, despite substantial increases in third party assets under management, declines in world equity markets resulted in reductions in the value of the equity portfolios in the Group's asset management business as customers withdrew or re-allocated funds from equities. Results of the Group's asset management activities are affected by share prices, share valuation, interest rates and market volatility. In addition, third-party funds are subject to withdrawal in the event the Group's investment performance is not competitive with other asset management firms. Accordingly, fee income from the asset management business might decline if the level of the Groups' third-party assets under management were to continue to decline due to investment performance or otherwise.

INCREASED GEOPOLITICAL RISKS FOLLOWING THE TERRORIST ATTACK OF SEPTEMBER 11, 2001 AND THE CURRENT MILITARY CONFLICT IN IRAQ, INCLUDING ANY FUTURE TERRORIST ATTACKS, COULD HAVE A CONTINUING NEGATIVE IMPACT ON THE GROUP'S BUSINESSES.

     After September 11, 2001, reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. Although the Group has attempted to exclude terrorist coverage from policies it writes, this has not been possible in all cases. Furthermore, even if terrorism exclusions are permitted in the Group's primary insurance policies, the Group may still have liability for fires and other consequential damage claims that follow an act of terrorism itself. As a result, the Group may have liability under primary insurance policies for acts of terrorism and may not be able to recover from its reinsurers.

     At this time, the Group cannot assess the future effects of terrorist attacks, the ensuing military and other responsive actions, including the current military conflict in Iraq, and the possibility of further terrorist attacks, on the Group's businesses. Such matters have significantly adversely affected general economic, market and political conditions, increasing many of the risks in the Group's businesses noted in the previous risk factors. This may have a material negative effect on the Group's businesses and results of operations over time.

CHANGES IN EXISTING, OR NEW, GOVERNMENT REGULATIONS IN THE COUNTRIES IN WHICH THE GROUP OPERATES MAY MATERIALLY IMPACT THE GROUP.

     The Group's insurance, banking and asset management businesses are subject to detailed, comprehensive regulation and supervision in all the countries in which they do business. The BaFin is currently performing a local review at Allianz AG with respect to its reinsurance business and its activity as an insurance holding company. Changes in existing laws and regulations may affect the way in which the Group conducts its business and the products it may offer. Changes in regulations relating to pensions and employment, social security, financial services, taxation, securities products and transactions may materially adversely affect the Group's insurance, banking and asset management businesses by restructuring their activities, imposing increased costs or otherwise.

     In December 2002, the EU adopted a directive that provides for assessment of the capital requirements of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary ("double-gearing"). The Group is a financial conglomerate within the scope of this directive. The EU member states are required to implement this directive into national law for fiscal years beginning on or after January 1, 2005. It is as yet unclear how the directive will be implemented in Germany. Therefore, it is impossible to determine what future impact these requirements will have on the Group's capital requirements, but there can be no assurance that the current and future level of capital will be sufficient to meet such requirements. For more information, see "Business -- Regulation and Supervision."

CHANGES IN TAX LEGISLATION COULD ADVERSELY AFFECT THE GROUP'S BUSINESS.

     Changes to tax laws may affect the attractiveness of certain of the Group's products that currently receive favorable tax treatment. Under current German tax regulations, payments received at the maturity of a life insurance policy with a term of at least 12 years and on which premiums have been paid for at least 5 years are not taxable, and the life insurance premiums are deductible from the insured's income in the year paid, subject to certain limitation. In recent years, the German legislature has from time to time proposed legislation that would reduce the tax-favored treatment of both premiums and benefit payouts for these life insurance policies. The enactment of legislation reducing the tax benefit associated with the Group's German life insurance products could significantly reduce the attractiveness of life insurance in Germany. Because the German life business accounts for a significant portion of the Group's total income (14.7% in 2002), the enactment of any such legislation could adversely affect the Group's financial results. From time to time, governments in other jurisdictions in which the Group does business have also considered changes to tax laws which could adversely affect the tax advantages of such products, and if enacted, could result in a significant reduction in the sale of such products.

     In addition, from time to time, proposals have been made to repeal the provisions of the German Tax Reform discussed in "Taxation in Germany" that generally exempts capital gains from the disposal of corporate shareholdings from German tax. In the event such proposals were to be enacted into law, the Group's ability to dispose of its shareholdings profitably might be significantly affected.

CHANGES IN VALUE RELATIVE TO THE EURO OF NON-EURO ZONE CURRENCIES IN WHICH THE GROUP GENERATES REVENUES AND INCURS EXPENSES COULD ADVERSELY AFFECT THE GROUP'S REPORTED EARNINGS AND CASH FLOW.

     The Group prepares its consolidated financial statements in euros. However, a significant portion of the revenues and expenses from the Group's subsidiaries outside the euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the euro. Allianz AG expects this trend to continue as the Group expands its business into growing non-euro zone markets. For the year ended December 31, 2002, approximately 30.8% of the Group's gross premiums written originated in currencies other than the euro.

     As a result, although non-euro zone Group subsidiaries generally record their revenues and expenses in the same currency, changes in the exchange rates used to translate foreign currencies into euros may adversely affect the Group's reported results. The strength of the euro against other currencies, in particular the U.S. dollar and pound sterling, reduced premium income by E736 million during 2002. Third-party assets under management in the Group declined by E77 billion during 2002 due to depreciation of other currencies against the euro, in particular, the U.S. dollar.

     In addition, Allianz AG's dividends are generally payable in euros. Adverse changes in exchange rates used to translate the currencies in which the Group's non euro-zone subsidiaries pay dividends to Allianz AG may materially adversely affect the cash flow available to Allianz AG to pay dividends and other obligations. While the Group's non-euro assets and liabilities, and revenues and related expenses, are generally denominated in the same currencies, the Group does not generally engage in hedging transactions with respect to dividends or cash flows in respect of its non-euro subsidiaries.

RISKS RELATING TO THE OFFERING

THE SHARE PRICE OF ALLIANZ AG HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The share price of Allianz AG has been volatile in the past due in part to the high volatility in the securities markets generally, and in financial institutions' shares in particular, as well as developments which impact its financial results. Factors other than the Group's financial results that may affect its share price include but are not limited to: market expectations of the performance and capital adequacy of financial institutions generally; investor perception of, as well as the actual performance of, other financial institutions; investor perception of the success and impact of the Offering and the strategy described in this Offering Circular; a downgrade or rumored downgrade of the Group's credit ratings; potential litigation or regulatory action involving the Group or any of the industries the Group has exposure to through its insurance and banking activities; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other insurance or reinsurance companies or banks; and general market volatility.

SHAREHOLDERS WHO DO NOT PARTICIPATE IN THE OFFERING MAY EXPERIENCE SIGNIFICANT DILUTION IN THEIR SHAREHOLDINGS.

     Subscription rights that are not exercised on or before April 29, 2003 will expire. To the extent that a shareholder does not exercise its subscription right to subscribe for New Allianz Shares, such shareholder's proportionate ownership and voting interest in Allianz AG will, accordingly, be reduced, and the percentage that any original shares represent of Allianz AG's increased share capital after the capital increase will, accordingly, be reduced.

IF THE OFFERING IS DISCONTINUED OR THERE IS A SUBSTANTIAL DECLINE IN ALLIANZ AG'S SHARE PRICE, SUBSCRIPTION RIGHTS MAY BECOME VOID OR WORTHLESS.

     The shares are subscribed by the Underwriters with the obligation to offer them to the shareholders of Allianz AG pursuant to the Underwriting Agreement which may be terminated under certain circumstances (see "The Offering -- Subscription Offer"). If the Underwriting Agreement is terminated, this Offering will not proceed and the subscription rights will become void or worthless. Accordingly, investors who have acquired subscription rights in the secondary market will suffer a loss, as trades relating to subscription rights will not be unwound once the offering is terminated. In addition, a significant decline in Allianz AG's share price may materially adversely affect the value of the subscription rights.

ALLIANZ AG CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE SUBSCRIPTION RIGHTS AND, IF A MARKET DOES DEVELOP, THE SUBSCRIPTION RIGHTS MAY BE SUBJECT TO GREATER VOLATILITY THAN THE SHARES OF ALLIANZ AG.

     Allianz AG intends to set a trading period for the subscription rights from April 15, 2003 to April 25, 2003 on the Frankfurt Stock Exchange. Allianz AG does not intend to apply for the subscription rights to be traded on any other exchange. There can be no assurance that an active trading market in those subscription rights will develop on the Frankfurt Stock Exchange during that period and that there will be sufficient liquidity throughout the period in which rights are traded. In accordance with German practice, the price of the subscription rights is set only once a day. Additionally, because the trading price of the subscription rights depends on the trading price of the shares of Allianz AG, the existing volatility of the shares of Allianz AG, as described above in "-- The share price of Allianz AG has been and may continue to be volatile," will likewise impact the volatility of the subscription rights.

TRANSFERS OF SHARES IN ALLIANZ AG RELATING TO THIS OFFERING AND OF SUBSCRIPTION RIGHTS REQUIRE THE CONSENT OF ALLIANZ AG. CONSENT TO ACQUIRE SUCH SHARES OR RIGHTS MAY BE DENIED.

     Transfers of shares in Allianz AG require the consent of Allianz AG (represented by its management board). Pursuant to its articles of association, Allianz AG may deny consent only on exceptional grounds if it deems this to be necessary in the interest of Allianz AG. If such acquisition is made through a stock exchange, the shares will be credited to the investor's securities account. However, if Allianz AG denies its consent, the investor will not be registered in the share register and, thus, will not become a shareholder of Allianz AG. In such case, investors may have difficulties in recovering their payment.

     Likewise, the transfer of subscription rights relating to this Offering requires the consent of Allianz AG. Allianz AG has informed the Frankfurt Stock Exchange that Allianz AG will not deny consent to the transfer of subscription rights, except on exceptional grounds in the interest of Allianz AG. If Allianz AG denies its consent, the purchaser of the subscription rights, upon exercise of such rights, will not become a shareholder in Allianz AG.

                                    BUSINESS

     The following discussion should be read in conjunction with the Group's consolidated financial statements, including the notes thereto. The Group prepares its consolidated financial statements in accordance with International Financial Reporting Standards (or IFRS). Unless otherwise indicated, the financial information included in this Offering Circular is presented on a consolidated basis under IFRS. Unless otherwise indicated, the Allianz Group has obtained data regarding the relative size of various national insurance markets from annual reports prepared by SIGMA, an independent organization which publishes market research data on the insurance industry. In addition, unless otherwise indicated, insurance market share data are based on gross premiums written. Data on market share within particular countries are based on the Allianz Group's own internal estimates.

INTRODUCTION

     The Allianz Group is one of the world's leading financial services providers, offering insurance, banking and asset management products and services through property-casualty, life/health, banking and asset management business segments. The Allianz Group is one of the leading insurance groups in the world based on gross premiums written in 2002. The Group is the leading German property-casualty and life/health insurance company, with estimated market shares of approximately 18.3% and 14.2%, respectively, based on gross premiums written in 2002. The Group also has leading market positions in a number of other countries, including France, Italy, the United Kingdom, Switzerland and Spain. The Allianz Group was the second-largest German financial institution, based on market capitalization, at March 31, 2003. The Group believes that it is well capitalized relative to its competitors, notwithstanding recent downgrades of its ratings in March 2003. As of April 7, 2003, the Group had financial strength ratings of A+ from A.M. Best and AA- from Standard & Poor's, both with a negative outlook. Moody's does not provide a rating for Allianz AG, but as of April 7, 2003, debt securities issued by Allianz AG's finance subsidiaries had a senior unsecured debt rating of Aa2 from Moody's, again with a negative outlook. The Group's investment portfolio includes a number of significant equity participations, primarily in major German companies, including both financial institutions and industrial enterprises.

     The Allianz Group was founded in 1890 in Berlin, Germany, and since that time it has become the largest German insurer. Through its international expansion strategy, the Allianz Group has sought to bring into the Group companies that are well-positioned in their domestic markets and that have leading positions in particular business lines and attractive earnings prospects. In the last several years, the Group's non-German insurance business has therefore grown substantially in importance. Gross premiums written by the Group's non-German business represented approximately 63.3% of the Group's total gross premiums written in 2002. The Allianz Group now operates in more than 70 countries worldwide and has leading market positions in many of them.

     In 1998, building on over a century's experience in managing its extensive insurance investment portfolio, the Allianz Group established financial services as its third core business segment, in addition to its property-casualty and life/health insurance businesses. In 2001, following its acquisition of Dresdner Bank, the Allianz Group reorganized its financial services segment into separate asset management and banking segments. In the Group's asset management segment, the acquisitions of Dresdner Bank on July 23, 2001 and Nicholas-Applegate on January 31, 2001 increased the Group's third-party assets under management by E228 billion and E36 billion, respectively, as of the respective dates of the acquisitions and made the Allianz Group one of the five leading asset managers in the world based on total assets under management as of December 31, 2002. In the Group's banking segment, which is now its fourth core business segment, the Allianz Group's acquisition of Dresdner Bank made the Group one of the leading banks in Germany and the thirteenth-largest bank in Europe, based on total assets, and provided the Group with significantly expanded bank distribution channels for its property-casualty, life/health and asset management products and services.

     The Allianz Group's German property-casualty and life/health insurance businesses are managed by subsidiaries located primarily in Munich and Stuttgart. The Group's non-German insurance businesses are locally managed, generally through operations located in France, Italy, the United Kingdom, Switzerland, Spain and the United States, which are the Group's largest non-German markets. In contrast, each of the Allianz Group's specialty lines of credit insurance, marine and aviation insurance, industrial reinsurance through Allianz Global Risks Ruckversicherungs-AG ("Allianz Global Risks"), and travel and assistance insurance is managed and operates on a global basis. The Allianz Group's asset management segment also operates on a worldwide basis, with key management centers in Munich, Hong Kong, Paris, Milan, Westport, Connecticut, and San Diego and Newport Beach, California. The Group's banking segment operates through the approximately 1,100 German and non-German branch offices of Dresdner Bank and various subsidiaries, with significant operations in Germany, the United Kingdom, other European countries and the United States.

     At December 31, 2002, the Allianz Group employed more than 181,000 persons in its insurance, banking and asset management businesses worldwide, of whom more than 94,000 were based outside Germany. Through interdisciplinary and multi-jurisdictional training and advancement programs, the Allianz Group seeks to develop and promote a corporate culture that emphasizes technical expertise, dedication to client service and an international outlook.

     The headquarters of the Allianz Group are located in Munich, Germany. In addition, the Allianz Group has subsidiary, branch, representative and similar offices worldwide. The Group owns substantially all of the land and buildings that are used in the normal course of the Group's business in Europe and leases office space in various locations throughout the world. The Group also has part of its investment portfolio invested in land and buildings. The Allianz Group believes that its facilities are adequate for the Group's present needs in all material respects.

STRATEGY

     This section regarding the Group's strategy contains forward-looking statements and, therefore, should be read in conjunction with the section "Forward-Looking Statements." In addition, for a discussion of the risks involved in achieving the Group's strategic goals, see "Risk Factors."

     The Allianz Group's strategy is to achieve profitable growth across the Group's four business segments for the benefit of its shareholders, policyholders and employees. The Allianz Group believes that its size, financial strength and worldwide reach are key competitive strengths that will permit the Group to participate in the ongoing consolidation of the financial services industry and maintain its position as an industry leader. The Allianz Group offers its products through multiple distribution channels including agents and brokers and, in many markets, bancassurance and e-commerce. In the Group's mature markets of Germany, the rest of western Europe and the United States, the Allianz Group believes demographic trends will particularly favor the Group's life/health and asset management businesses in the coming years. The Allianz Group intends to capitalize on cross-selling opportunities between the Group's banking and pension provision businesses for corporate customers and to take advantage of additional potential synergies between the Group's life/health, asset management and banking operations.

     As a reflection of the underlying strengths of the Group's franchise as well as the leading market positions in many of its businesses, the Group's core strategy remains substantially unchanged. Allianz AG's five main strategic priorities are:

     - Optimize the Economic Value Added ("EVA") of the Group, based on risk-adjusted capital requirements and sustainable growth targets;

     - Exploit attractive market opportunities by leveraging the Group's traditional risk management expertise;

     - Strengthen the Group's leading position in life and health insurance and in asset management, especially in private and corporate retirement insurance plans;

     - Increase the Group's asset gathering capabilities by building customer-oriented, multichannel distribution platforms; and

     - Expand the Group's investments and capital markets expertise.

     Allianz AG has implemented Group-wide a rigorous and disciplined capital allocation approach. All capital allocation decisions are based on an internal risk-based model, which, in addition to traditional insurance and banking risks, also takes into account investment and other capital markets risks. Allianz AG will monitor the Group's risk-adjusted results closely on an ongoing basis. Companies and business lines which are not expected to meet the hurdle risk adjusted return on allocated capital over the medium term will be reviewed for possible divestiture.

     Allianz AG manages the business of the Group with a significant degree of autonomy for local management teams. Allianz AG believes that these teams are best positioned to determine what measures to take to maximize the profitability of their business, and Allianz AG makes them accountable, and compensates them, based on this performance. The Allianz Group measures performance both on a local level as well as on a Group basis based on the EVA model. Allianz AG also monitors closely the nature and volume of risks accumulated locally as well as across the Group on an ongoing basis.

FOCUS ON IMPLEMENTATION

     The Group's immediate objective is to address the most significant operating challenges it faces:

     - Further strengthening the Group's pricing and underwriting discipline and internal efficiency in line with the EVA requirements, and enforcing these consistently across the Group. As part of this effort, the Group aims to improve the operational performance of selected operations such as Assurances Generales de France ("AGF," and, together with its subsidiaries, the "AGF Group"), Fireman's Fund and Allianz Global Risks;

     - Returning Dresdner Bank to profitability;

     - Improving the profitability of the Group's life business;

     - Reducing the dependence of the Group's results on the volatility of the equity markets.

OPERATIONAL DISCIPLINE

Property-Casualty Insurance

     The Allianz Group's goal for 2003 and thereafter is to achieve a combined ratio of below 100% for the group. The Allianz Group is particularly focused on Fireman's Fund, Allianz Global Risks and AGF, businesses with combined ratios of over 100%:

     - Fireman's Fund's operational discipline is expected to be improved by a new management team, the reduction of headcount, exit of underperforming businesses, recent strengthening of environmental and asbestos reserves and more defensive portfolio management;

     - Allianz Global Risks is actively seeking to turn its property-casualty business around. Allianz Global Risks has undertaken significant changes including appointing a new management team, introducing clear operational targets and non-renewing certain clients and treaties;

     - AGF has increased rates, not renewed policies and implemented operational improvements to reduce the expense ratio.

Turnaround of Dresdner Bank profitability

     Due to the continuing difficult economic environment and the sharp deterioration in the capital markets since late 2001, Dresdner Bank reported significant losses in 2002. The Group has recently appointed a new CEO of Dresdner Bank and intends to reduce personnel costs, operating expenses and non-core lending to fully exploit the bank's franchise in the coming years. In the last 18 months, Dresdner Bank has significantly reduced its headcount, and plans are in place to further reduce headcount positions.

     The turnaround program to restore profitability has several components:

     - IRU: New Institutional Restructuring Unit ("IRU") within the Group's banking segment to free up risk capital through the reduction of risk-weighted assets by restructuring non-performing loans to strategic customers with the intent of returning such loans to the business units from which they originated, while maximizing the recovery from remaining non-performing loans, as well as non-strategic customer loans, through repayment, sale, hedging, securitization and other means. Loans to be bundled together in the IRU are primarily performing loans to non-strategic clients, such as small-capitalization clients in Latin America, Asia and the United States, as well as, to a lesser extent, loans to corporate and private clients that are currently non-performing. The IRU is expected to initially include approximately E31 billion, consisting of approximately E22 billion of loans (including approximately E7 billion of non-performing loans and approximately E1 billion of potential problem loans) and approximately E1 billion of other non-strategic assets, including private equity investments, and approximately E8 billion of undrawn commitments.

     - Cost-Cutting and Restructuring Measures:

        -- Ongoing cost-cutting efforts are being stepped up.

        -- Certain centralized services were transferred to the two business units, Private and Business Clients and Corporates & Markets, which are now directly responsible for managing these costs.

CAPITAL AND PORTFOLIO MANAGEMENT

     The Group believes that it is well capitalized relative to its competitors, notwithstanding recent downgrades of its ratings in March 2003. As of April 7, 2003, the Group had financial strength ratings of A+ from A.M. Best and AA- from Standard & Poor's, both with a negative outlook. Moody's does not provide a rating for Allianz AG, but as of April 7, 2003, debt securities issued by Allianz AG's finance subsidiaries had a senior unsecured debt rating of Aa2 from Moody's, again with a negative outlook.

     However, the Group's internal risk based model shows a gap of approximately E1.7 billion as per December 2002. It has therefore been decided to launch a capital improvement program to secure the financial strength of the Allianz Group.

Reduction of equity exposure and volatility

     The reduction of the Group's equity exposure is being addressed through a number of measures. These measures include a significant hedging program to protect the Group against potential future losses while the Group retains an upside potential. The Group will continue to further assess this program to manage its exposures.

     The Allianz Group has also actively sold and expects to continue to sell equity investments to further reduce the equity exposure of the Group. This includes, for example, an intended reduction of its stake in Munich Re from 22.4% as of December 31, 2002 to approximately 15% during the course of 2003 and 2004. As of March 31, 2003, the Allianz Group's stake in Munich Re had been reduced to slightly less than 20%. See "Related Party Transactions -- Transactions with Munich Re."

Focused portfolio management and capital allocation

     In addition, Allianz AG will significantly step up its focus on the efficient use of capital in the Group. As stated before, Allianz AG will implement economic capital savings by discontinuing and selectively scaling down certain business lines. In addition, sub-performing and non-core businesses will be divested if, according to the EVA methodology, a positive contribution to the Group is not expected.

Capital Raising

     The capital raising described in this Offering Circular is an important element of the decision to strengthen the capital base with a set of transactions intended to raise total capital of up to E5 billion. By way of this Offering, Allianz AG intends to raise approximately E4.5 billion, based on a subscription price of E38.00 per share, resulting in net proceeds of approximately E4.3 billion after deduction of the commission payable to the Underwriters and other costs to be borne by Allianz AG. See "Underwriting."

     In a second step -- planned for later this year -- Allianz AG intends to use the Group's hybrid capital capacity, subject to market conditions.

SUMMARY FINANCIAL INFORMATION

     The following table shows the relative contributions of the Allianz Group's property-casualty, life/health, banking and asset management segments and related geographic and other sub-segments to the Group's gross premiums written, total income and net income in 2002, 2001 and 2000. The table also shows the impact of consolidation adjustments, amortization of goodwill and minority interests. Consistent with the Group's general practice, gross premiums written and total income by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                                                            YEAR ENDED DECEMBER 31,
                         ----------------------------------------------------------------------------------------------
                                       2002                             2001                           2000
                         --------------------------------   ----------------------------   ----------------------------
                           GROSS                              GROSS                          GROSS
                          PREMIUMS     TOTAL       NET       PREMIUMS    TOTAL     NET      PREMIUMS    TOTAL     NET
                         WRITTEN(1)   INCOME     INCOME     WRITTEN(1)   INCOME   INCOME   WRITTEN(1)   INCOME   INCOME
                         ----------   -------   ---------   ----------   ------   ------   ----------   ------   ------
                                                                 (E IN MILLION)
Property-Casualty
  Germany..............    12,314      24,019       9,235(2)   12,644    18,382    3,773     11,948     16,966   3,320
  Rest of Europe.......    20,494      22,752       1,932     19,606     20,680      848     17,302     20,011   1,285
  NAFTA................     5,992       5,819        (933)     6,822      6,837   (1,030)     6,300      5,866     (86)
  Rest of World........     2,428       2,118          38      2,401      1,787       39      1,886      1,630       5
  Specialty Lines......     4,948       3,712        (199)     2,321      2,303       94      2,267      2,036     227
  Consolidation
    adjustments(3).....    (2,882)     (2,765)     (1,680)    (1,657)    (1,092)    (265)    (1,321)    (1,312)   (570)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
    Subtotal...........    43,294      55,655       8,393     42,137     48,897    3,459     38,382     45,197   4,181
  Amortization of
    goodwill...........        --          --        (370)        --         --     (349)        --         --    (277)
  Minority interests...        --          --        (816)        --         --     (746)        --         --    (642)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
    Total Property-
      Casualty.........    43,294      55,655       7,207     42,137     48,897    2,364     38,382     45,197   3,262
Life/Health
  Germany..............    12,234      21,247         137     11,660     19,809      127     11,681     21,662     583
  Rest of Europe.......     5,181      10,941         (95)     5,486     10,524      381      5,751     11,866     910
  Rest of World........     3,251       4,388         (24)     3,010      3,856      (49)     2,818      3,724     (71)
  Consolidation
    adjustments(3).....        (3)         (2)         (2)       (11)        (3)      --        (11)        (1)     (2)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
    Subtotal...........    20,663      36,574          16     20,145     34,186      459     20,239     37,251   1,420
  Amortization of
    goodwill...........        --          --        (174)        --         --     (146)        --         --    (137)
  Minority interests...        --          --         177         --         --      (84)        --         --    (658)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
    Total
      Life/Health......    20,663      36,574          19     20,145     34,186      229     20,239     37,251     625
Banking(4)
  Operations...........        --      21,275      (1,142)        --     12,841      303         --      1,722     183
  Amortization of
    goodwill...........        --          --        (241)        --         --      (70)        --         --       8
  Minority interests...        --          --          25         --         --     (453)        --         --     (90)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
    Total Banking......        --      21,275      (1,358)(5)       --   12,841     (220)        --      1,722     101
Asset Management
  Operations...........        --       3,185         202         --      2,738       77         --      1,722     138
  Amortization of
    goodwill...........        --          --        (377)        --         --     (243)        --         --     (89)
  Minority interests...        --          --        (230)        --         --     (182)        --         --    (136)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
    Total Asset
      Management.......        --       3,185        (405)        --      2,738     (348)        --      1,722     (87)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
Subtotal...............    63,957     116,689       5,463     62,282     98,662    2,025     58,621     85,892   3,901
Consolidation
  adjustments(6).......      (804)     (8,876)     (6,630)      (694)    (2,705)    (402)      (736)    (2,103)   (441)
                           ------     -------   ---------     ------     ------   ------     ------     ------   -----
Total..................    63,153     107,813      (1,167)    61,588     95,957    1,623     57,885     83,789   3,460
                           ======     =======   =========     ======     ======   ======     ======     ======   =====

------------

(1) Represents premiums written for both direct business and reinsurance assumed between Group companies in different countries and segments, as well as from third parties. The Group's gross premiums written in respect of reinsurance assumed from Group companies are eliminated in consolidation.

(2) Includes significant investment related results. See "-- Property-Casualty Insurance Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income."

(3) Represents elimination of intercompany transactions between Group companies in different geographic regions.

(4) Reflects the inclusion of Dresdner Bank in the Group's consolidated financial statements for the full twelve months of 2002, compared to 2001, where Dresdner Bank was consolidated only from July 23, 2001, the date of the acquisition.

(5) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Banking Operations." The gain on this transfer was eliminated at the Group level. In addition, this item includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Real Estate."

(6) Represents elimination of intercompany transactions between Group companies in different segments.

FACTORS AFFECTING RESULTS OF OPERATIONS

     The Allianz Group's results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to property-casualty insurance) and fluctuations in interest rates. The Allianz Group believes that the impact of these factors will continue to affect the Group's results of operations. For the year ended December 31, 2002, approximately 36.7% of the Group's gross premiums were derived from the Group's German operations. As a result, economic, demographic and market developments in Germany have materially impacted and can be expected to continue to materially impact the Allianz Group's results. In addition, fluctuations in exchange rates in non-euro zone countries in which the Allianz Group does business affect the Group's euro-denominated reported results. The Group's German net income includes investment income and realized capital gains on the substantial equity portfolio held at Allianz AG, which is part of the Group's German property-casualty segment.

GENERAL MARKET CONDITIONS

     Property-Casualty. Conditions in the property-casualty insurance markets in which the Allianz Group operates are generally characterized by periods of price competition, fluctuations in underwriting results and the occurrence of unpredictable weather-related and other catastrophe losses. In recent years, the commercial and industrial property-casualty markets in which the Allianz Group operates have also been characterized by generally lower customer demand and a growing trend toward higher retention levels and the use of self-insurance mechanisms by insureds. During this same period in Europe, the Group's automobile insurance business lines have been characterized by increased competition. The Group has succeeded in achieving substantial rate increases in the majority of its primary property-casualty markets in 2002.

     In addition, the underwriting results of the Allianz Group's property-casualty operations are significantly influenced by estimates of property-casualty loss reserves, which are an accumulation of the estimated amounts necessary to settle all outstanding claims as of a particular reporting date. In recent years, the Group's U.S. property-casualty loss reserves have shown cumulative deficiencies, primarily as a result of claims related to environmental and asbestos exposures. See "Risk Factors -- Claims reserves for the Group's property and casualty insurance and reinsurance policies are based on future estimates which if not correct could materially adversely effect earnings," as well as "-- Property-Casualty Insurance Reserves" for a discussion of the Group's property-casualty reserves on a consolidated Group basis under IFRS, and on an individual country basis under local accounting rules.

     Prior to March 31, 2003, the Group's most significant associated enterprise was Munich Re, one of the world's largest reinsurers. To the extent loss reserve development (favorable or unfavorable) impacted Munich Re's results, it was also reflected in the Group's results on an equity basis. Effective March 31, 2003, however, the Group reduced its shareholding in Munich Re to slightly less than 20%. As a result of the reduction in the Group's shareholding in Munich Re to less than 20%, the Group ceased to account for Munich Re as an associated enterprise at March 31, 2003. Accordingly, the treatment of Munich Re in the Group's financial statements after March 31, 2003 will not be comparable to that of prior periods.

     Life/Health. Demographic studies suggest that over the next decade there will be growth in the Allianz Group's principal life insurance markets of Germany, France, Italy and the rest of Europe and the United States in the number of individuals who enter the age group that the Allianz Group believes is most likely to purchase retirement-oriented life insurance products. In addition, in a number of the Group's European markets, including Germany, retirement, medical and other social benefits previously provided by the government have been or are expected to be curtailed in the coming years. The Allianz Group believes that these trends will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. The Group believes that its distribution networks, the quality and diversity of its products and its investment management expertise in each of these markets position the Allianz Group to benefit from such developments.

     Banking. Conditions in the banking market in which the Allianz Group operates, particularly in Europe, are generally characterized by intense competition and low profit margins. In 2002, the downturn in global equity markets, declining transaction volumes and increasing levels of default by both corporate and individual borrowers combined to result in significant net losses in the Group's banking segment. Nonetheless, the sale of life insurance and retirement savings products through bank branches increased in 2002, particularly in the Group's core markets of Germany, Italy and France. The Allianz Group believes that bancassurance will be an increasingly important distribution channel for all of its business segments in the years to come.

     Asset Management. Prior to 2001, the Allianz Group's asset management segment had generally benefited from favorable market conditions, including falling interest rates and generally strong capital markets conditions in Europe and the United States, marked by intermittent periods of extreme volatility. In 2001 and 2002, the downturn in the global equity markets, together with the terrorist attack of September 11, 2001, had a significant negative impact on the Group's asset management operations, resulting in widespread price declines in equity securities and transaction volumes and increased uncertainty on the part of many third-party investors. The Allianz Group cannot predict how long the downturn in the capital markets will last or what its long-term effect on investor confidence will be. While the assets under management in the Group's asset management segment include a significant amount of funds related to affiliated Allianz Group insurance operations, a growing portion of the Allianz Group's assets under management, particularly following the Group's acquisitions of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001, represents third-party funds.

EXCHANGE RATES

     The Allianz Group publishes its consolidated financial statements in euros. A significant portion of the Group's revenues and expenses from its subsidiaries outside the euro zone, including in the United States, Switzerland and the United Kingdom, originates in currencies other than the euro. As a result, the Allianz Group has a financial reporting translation exposure attributable to fluctuations in the values of these currencies against the euro. The impact of these fluctuations in exchange rates is mitigated by the fact that the Group's non-euro revenues and related expenses, as well as assets and liabilities, are generally denominated in the same currencies. See "-- Risk Management" for a discussion of the Group's management of foreign exchange rate-related risks as well as "Risk Factors -- Changes in value relative to the euro of non-euro zone currencies in which the Group generates revenues and incurs expenses could adversely affect the Group's reported earnings and cash flow."

CONSOLIDATION DIFFERENCES

     The Allianz Group's reported segment results in 2002 were significantly affected by intercompany transactions, including the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to Allianz Dresdner Asset Management GmbH ("ADAM") (see "-- Banking Operations") and transfers of investment securities in connection with the repositioning of certain shareholdings within the Group (see "-- Insurance Operations" and "-- Banking Operations"). The gains and losses on these transfers were eliminated at the Group level. In addition, the Group's 2002 results reflect the consolidation of Dresdner Bank for the full twelve months of 2002, compared to 2001, where Dresdner Bank was consolidated only from July 23, 2001, the date of the acquisition. On August 1, 2002, the Group deconsolidated the assets and liabilities of its former mortgage banking subsidiary, Deutsche Hyp. See "-- Banking Operations -- Other -- Real Estate."

     Prior to March 31, 2003, the Group's most significant associated enterprise was Munich Re, one of the world's largest reinsurers. To the extent loss reserve development (favorable or unfavorable) impacted Munich Re's results, it was also reflected in the Group's results on an equity basis. Effective March 31, 2003, however, the Group reduced its shareholding in Munich Re to slightly less than 20%. As a result of the reduction in the Group's shareholding in Munich Re to less than 20%, the Group ceased to account for Munich Re as an associated enterprise at March 31, 2003. Accordingly, the treatment of Munich Re in the Group's financial statements after March 31, 2003 will not be comparable to that of prior periods.

CRITICAL ACCOUNTING POLICIES

     The Allianz Group has identified the accounting policies that are critical to its business operations and the understanding of its results of operations. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance reserves, loan loss allowances, the determination of the fair value of financial assets and liabilities (including impairment charges), goodwill and deferred tax assets and off-balance sheet arrangements. In each case, the determination of these items is fundamental to the Group's financial position and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results.

INSURANCE RESERVES

     The Allianz Group's insurance reserves represent estimates of future payouts that the Allianz Group will make in respect of property-casualty and life/health insurance claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to the Group at the time reserves are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. In addition, the Allianz Group establishes so-called "IBNR" reserves in its property-casualty business to recognize the estimated cost of losses that have occurred but of which the Group does not yet have notice. When actual claims experience differs from the Group's previous estimates, the resulting difference will generally be reflected in the Group's reported results for the period of the change in estimate. In each case, the establishment of the Group's insurance reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs, and, in the Group's life/health insurance business, assumptions concerning mortality and morbidity trends. In recent years, the Allianz Group's property-casualty insurance reserves in the United States have been significantly impacted by claims relating to asbestos and environmental exposures. For a further discussion of the Group's property-casualty insurance reserves, including an additional E762 million in asbestos and environmental reserves taken in 2002, see "-- Property-Casualty Insurance Reserves" as well as "Risk Factors -- Claims reserves for the Group's property-casualty insurance and reinsurance policies are based on estimates as to future claims liabilities. In 2002, the Group made significant additional reserves relating to asbestos-related and environmental claims in the United States and in connection with discontinued and run-off businesses. Further adverse developments relating to claims could lead to further reserve additions and adversely impact the Group's results of operations."

LOAN LOSS ALLOWANCES

     The Allianz Group's loan loss allowances represent management's estimate of the probable credit losses in the Group's loan portfolio. Allowances are established on a case-by-case basis, are updated over time, and are described at greater length under "-- Selected Statistical Information Relating to the Group's Banking Operations." Judgments concerning the timing and level of the Group's loan loss allowances are based on numerous estimates and judgments, including determinations concerning borrower creditworthiness, contractual loan terms and available judicial and other remedies. Allowances for counterparty risk are established against individual exposures and are subject to periodic management review. Specific loan loss allowances are recorded if it is probable that the borrower will not repay principal and/or interest according to the contractually agreed terms. Individually impaired loans are measured on the basis of the present value of expected cashflows and take into consideration the borrower's financial posi-tion, the contractual terms of the loan and the value of collateral if any. In 2002, the Group's banking operations' recorded additional net loan loss provisions of E2,222 million. See "-- Banking Operations -- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Loan Loss Provisions" as well as "Risk Factors -- The Group has significant counterparty risk exposure" and "Risk Factors -- Dresdner Bank continues to experience significant loan losses relating to problem loans."

     General loss allowances are established to provide for incurred but unidentified losses that are inherent in the loan portfolio at the relevant balance sheet date. The general loan loss allowance is reviewed in the light of general economic conditions, the size and diversity of the portfolio and historical default rates.

     Country risk allowances are established for transfer risk, which is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the impact of currency devaluations, macroeconomic or political developments in that country. Country risk allowances are based on country ratings that incorporate current and historical economic, political and other data to categorize countries by risk profile.

     When the Allianz Group determines that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Changes in judgments, analyses and the methodologies the Allianz Group utilizes may lead to changes over time in the level and timing of the allowances the Group establishes and related charge-offs, which may in turn materially impact the results of the Group's banking segment. In 2002, the Group's banking segment's gross charge-offs were E1,889 million.

FAIR VALUES AND IMPAIRMENTS

     A portion of the Allianz Group's assets and liabilities is recorded at fair value, including trading assets and liabilities, and securities available for sale. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions. Fair values of certain financial instruments, including OTC derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could lead to different estimates of fair value.

     Financial assets are reviewed regularly for impairments, and valuation write-downs to fair value are charged to income if an other than temporary diminution in value occurs. Determinations concerning an other than temporary diminution involve judgments concerning market conditions, issuers' financial positions and other factors. The Group generally considers an other than temporary diminution to have occurred upon a decline of 20% or greater from book value over a period in excess of six consecutive months. For a discussion of impairment charges taken in 2002, see "Risk Factors -- The Group's investment portfolio is significantly exposed to equity securities. Market risks could impair this portfolio and adversely impact the Group's financial position and results of operations," and "Risk Factors -- Market factors, as well as a lack of improvement in the Group's operating performance, may adversely affect the levels of deferred acquisition costs, goodwill and deferred tax assets the Group maintains on its balance sheet; the deferred tax assets the Group maintains are also potentially impacted by changes in German tax legislation."

OFF-BALANCE SHEET ARRANGEMENTS

     Off-balance sheet arrangements that the Allianz Group enters into in its investment and banking activities include securitization and other transactions involving special- or limited-purpose entities ("SPEs"), credit lines and loan commitments. Off-balance-sheet arrangements the Allianz Group enters into in its insurance business also include letter of credit ("LOC") transactions where the Group provides LOC coverage for all or part of its obligations to insureds or other customers, or where similar coverage is provided to the Allianz Group by reinsurers or other counterparties, in each case in accordance with applicable credit or regulatory requirements.

     Off-balance sheet transactions may be carried out with or through a variety of unconsolidated SPEs. In its insurance and reinsurance businesses, the Allianz Group has entered into reinsurance transactions with SPEs, which provide the Group with long-term reinsurance coverage and were funded through the issuance of so-called "catastrophe bonds" to third-party investors. In its banking business, the Allianz Group has established SPEs in order to provide administrative services, engage in underwriting activities, enter into derivative transactions, provide liquidity and overdraft facilities and guarantees, securitize financial assets the Group holds, reduce credit risks on the Group's loan portfolios, and provide alternative financing structures and investment products for the Group's customers. Material exposures related to the transactions are recorded or disclosed in the Group's consolidated financial statements. Risks associated with establishing SPEs and transactions entered into with SPEs are reviewed in the banking operations risk management process.

     In the context of the "Silver Tower" asset-backed program of Dresdner Bank, in which third-party receivables and receivables of Dresdner Bank Group are securitized, and which is refinanced by commercial paper, Dresdner Bank has granted short-term credit lines in the amount of E10.2 billion in the event that a refinancing through commercial paper is not possible. So far, E4 billion of such credit lines were used for refinancing instead of the placement of commercial paper. The risk exists that Dresdner Bank would be required to use its own credit lines by up to further E6.2 billion, which would accordingly raise its regulatory risk-weighted assets.

CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     The Allianz Group's total income increased by E11,856 million, or 12.4%, to E107,813 million in 2002 from E95,957 million in 2001, due primarily to the full-year consolidation of Dresdner Bank in 2002, offset in part by the effects of weakness in the capital markets and the global economy, which affected all of the Group's operating segments and its banking segment in particular. The Group's earnings from ordinary activities before taxation decreased by E3,041 million, or 166.4%, to a loss of E1,214 million in 2002 from income of E1,827 million in 2001. The Allianz Group had a consolidated tax benefit of E735 million in 2002 and a consolidated tax benefit of E840 million in 2001, representing overall effective tax rates of 62.8% and (52.1)%, respectively, compared to statutory rates for the Group's primary German and other operating subsidiaries that ranged from 12.5% to 45.5% and averaged 32.5%. The consolidated tax benefit in 2002 was due primarily to tax losses, for which a deferred tax asset was recognized.

     Net income decreased E2,790 million, or 171.9%, to a loss of E1,167 million in 2002, compared to income of E1,623 million in 2001, reflecting primarily weakness in the capital markets and the global economy, offset in part by the tax benefit discussed above. This weakness was particularly evident in write-downs of available for sale investments, which increased significantly to E5,523 million in 2002. In the Group's banking segment, earnings were negatively affected by additional net loan loss provisions of E2,222 million. The Group's property-casualty insurance business was negatively impacted by significant claims, including primarily E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund and E710 million in net claims relating to severe floods that struck Germany and Central and Eastern Europe in July and August 2002. These negative effects in our property -- casualty segment were offset in part by significant investment-related gains and rate increases in most of the Group's major property-casualty markets.

     The following table sets forth the percentage changes for 2002 over 2001 in the Allianz Group's total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Group as a whole. Changes in results in the Group's banking and asset management segments related primarily to the full-year consolidation of Dresdner Bank in 2002. Percentage changes for 2002 over 2001 for the Group's banking segment, which the Allianz Group established as a separate segment in 2001, reflect the inclusion of Dresdner Bank in the Group's consolidated financial statements as of July 23, 2001 and are therefore not comparable. See "-- Banking Operations."

                                                                       % CHANGE 2002/2001
                                                          --------------------------------------------
                                                          TOTAL INCOME    TOTAL EXPENSES    NET INCOME
                                                          ------------    --------------    ----------
Property-Casualty.....................................       13.8%             3.5%            204.9%
Life/Health...........................................        7.0%             8.6%            (91.7)%
Banking...............................................       65.7%            80.8%           (517.3)%
Asset Management......................................       16.3%            11.3%            (16.4)%
Consolidated Group....................................       12.4%            15.8%           (171.9)%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     The Allianz Group's total income increased E12,168 million, or 14.5%, to E95,957 million in 2001 from E83,789 million in 2000, due primarily to the acquisition of Dresdner Bank in July 2001, together with increases in property-casualty insurance, offset in part by a decrease in life/health insurance. Despite the increase in total income, the Group's earnings from ordinary activities before taxation decreased by E3,086 million, or 62.8%, to E1,827 million in 2001 from E4,913 million in 2000, reflecting primarily the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets. On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately E1.5 billion. As a result of the weakness in the capital markets, earnings were also negatively affected by E1.6 billion of investment write-downs. The Allianz Group had a consolidated tax benefit of E840 million in 2001 and a consolidated tax expense of E176 million in 2000, representing overall effective tax rates of (52.1)% and 2.8% respectively, compared to statutory rates for the Group's primary German and other operating subsidiaries that ranged from 10.0% to 43.0%, and averaged 19.2%.

The consolidated tax benefit in 2001 was due to a substantial amount of tax losses resulting primarily from claims related to the September 11, 2001 terrorist attack in the United States, together with a significant amount of tax-exempt realized gains on investments.

     Net income decreased E1,837 million, or 53.1%, to E1,623 million in 2001, compared to E3,460 million in 2000, reflecting primarily the impact of the special adjustment to income taxes in 2000, the effects of the terrorist attack of September 11, 2001 in the United States and weakness in the capital markets, offset in part by the tax benefit discussed above.

     The following table sets forth the percentage changes for 2001 over 2000 in the Allianz Group's total income, total expenses and net income by segment, which are discussed in greater detail below, and for the Group as a whole. Results in the Group's banking and asset management segments reflected primarily the acquisition of Dresdner Bank in July 2001. Percentage changes for 2001 over 2000 for the Group's banking segment, which the Allianz Group established as a separate segment in 2001, are based on the results for 2000 of the banking operations of the Allianz Group, which the Group reported in 2000 and prior years together with asset management as part of its financial services segment and are therefore not comparable. See "-- Asset Management Operations" and "-- Banking Operations."

                                                                       % CHANGE 2001/2000
                                                          --------------------------------------------
                                                          TOTAL INCOME    TOTAL EXPENSES    NET INCOME
                                                          ------------    --------------    ----------
Property-Casualty.....................................         8.2%            12.6%           (27.5)%
Life/Health...........................................        (8.2)%           (5.2)%          (63.4)%
Banking...............................................       645.7%           689.4%          (317.8)%
Asset Management......................................        59.0%            83.2%          (300.0)%
Consolidated Group....................................        14.5%            19.3%           (53.1)%

CONSOLIDATED ASSETS AND LIABILITIES

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Total assets decreased by E90,869 million, or 9.6%, to E852,056 million at December 31, 2002, from E942,925 million at December 31, 2001, primarily as a result of the deconsolidation of Deutsche Hyp and price declines in the capital markets. The Group's own investments (including loans and advances in the Group's banking segment) decreased by E88,505 million, or 11.3%, to E696,433 million in 2002 from E784,938 million in 2001, while separate account assets increased by E965 million, or 3.9%, to E25,657 million at December 31, 2002, from E24,692 million at December 31, 2001. Insurance investments (excluding separate account assets) increased by E8,442 million, or 2.4%, to E362,577 million in 2002 from E354,135 million in 2001.

     The Allianz Group's shareholders' equity decreased by 31.2% to E21,772 million at December 31, 2002 compared to E31,664 million at December 31, 2001. This decrease resulted primarily from a decrease in net unrealized gains of E7,198 million, from E8,276 million at December 31, 2001 to E1,049 million (adjusted for currency translation) at December 31, 2002, reflecting generally adverse conditions in the capital markets.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Total assets increased by E502,930 million, or 114.3%, to E942,925 million at December 31, 2001, from E439,995 million at December 31, 2000, primarily as a result of the Allianz Group's acquisition of Dresdner Bank in July 2001. The Group's own investments grew by E456,813 million, or 139.2%, to E784,938 million in 2001 from E328,125 million in 2000, while separate account assets increased E1,922 million, or 8.4%, to E24,692 million at December 31, 2001, from E22,770 million at December 31, 2000. Insurance investments grew by E19,066 million, or 5.7%, to E354,135 million in 2001 from E335,069 million in 2000.

     The Allianz Group's shareholders' equity decreased by 11.1% to E31,664 million at December 31, 2001 compared to E35,603 million at December 31, 2000. This decrease resulted primarily from a decrease in net unrealized gains of E5,210 million in 2001.

DISCUSSION OF OPERATIONS BY BUSINESS SEGMENT

INSURANCE OPERATIONS

     The Allianz Group provides property-casualty and life/health products and services on an individual and group basis in more than 70 countries worldwide. In its property-casualty business, the Allianz Group provides, among other things, automobile, homeowners, travel and other personal lines products and is a leading provider of commercial and industrial coverages to business enterprises of all sizes, including many of the world's largest companies. The Allianz Group's life/health insurance businesses provide endowment, annuity and term insurance products and a wide range of health, disability and related coverages to individual insureds, as well as group life, group health and pension products to employers. In addition to strong local positions, the Allianz Group has established leading positions in certain specialty lines on a global basis, including credit insurance, marine and aviation insurance, industrial reinsurance through Allianz Global Risks, and travel and assistance insurance.

     The Allianz Group's products are marketed in Germany primarily under the "Allianz" brand name. In other countries the Allianz Group generally operates through its subsidiary insurers' brand names, which are identified as part of the Allianz Group. The Group believes that its brand name is one of the best-known and most highly respected in the German marketplace, combining a reputation for excellent customer service with an image of superior financial strength.

     The Allianz Group's philosophy is to provide considerable latitude to its operating entities in product design, underwriting, distribution, marketing and operations while providing various levels of centralized support in such areas as financial and strategic planning, investment management, knowledge transfer, accounting and reinsurance to the Group's subsidiaries from the Group's headquarters in Munich. The Group refers to this combination of centralized strategic management and local business autonomy as a "multi-local" approach to its global insurance business. The Allianz Group believes that this gives the Group's subsidiary operations the flexibility to best respond to local market conditions and allows the Group to implement strategic goals and create incentives for its employees on a country-by-country basis.

PROPERTY-CASUALTY INSURANCE OPERATIONS

     The following table sets forth certain financial information for the property-casualty operations of the Allianz Group for the years indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 2002         2001       2000
                                                                -------      -------    -------
                                                                        (E IN MILLION)
Gross premiums written......................................     43,294       42,137     38,382
                                                                -------      -------    -------
Premiums earned(net)(1).....................................     36,458       34,428     31,529
Interest and similar income.................................      4,473        5,068      5,568
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................      8,494(2)       889      1,833
Other income from investments...............................      3,652        4,307      4,259
Trading income..............................................        207        1,451        (10)
Fee and commission income, and income from service
  activities................................................        521        1,425        940
Other income................................................      1,850        1,329      1,078
                                                                -------      -------    -------
     Total income...........................................     55,655       48,897     45,197
                                                                -------      -------    -------
Insurance benefits(net)(3)..................................    (28,974)     (28,200)   (25,413)
Interest and similar expenses...............................     (1,564)      (1,323)    (1,136)
Other expenses for investments..............................     (3,567)      (2,888)    (1,913)
Loan loss allowance.........................................         (7)          (4)        --
Acquisition costs and administrative expenses(4)............    (10,545)     (10,042)    (9,106)
Amortization of goodwill....................................       (370)        (349)      (277)
Other expenses..............................................     (3,074)      (3,682)    (3,453)
                                                                -------      -------    -------
     Total expenses.........................................    (48,101)     (46,488)   (41,298)
                                                                -------      -------    -------
Earnings from ordinary activities before taxation...........      7,554        2,409      3,899
Taxes.......................................................        469          701          5
Minority interests in earnings..............................       (816)        (746)      (642)
                                                                -------      -------    -------
Net income..................................................      7,207        2,364      3,262
                                                                -------      -------    -------
Special income effects......................................         --           --     (1,037)
                                                                -------      -------    -------
Adjusted net income.........................................      7,207        2,364      2,225
                                                                =======      =======    =======

------------

(1) Net of reinsurance ceded of E6,150 million, E6,669 million and E6,488 million in 2002, 2001 and 2000, respectively.

(2) Reflects realized gains of E1,886 million from open market sales of Munich Re shares and E713 million on the sale of a real estate subsidiary in Italy, as well as significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and dividend income of E382 million from Dresdner Bank. The gains on these intercompany transactions were eliminated at the Group level.

(3) Includes loss and loss adjustment expenses of E28,502 million, E27,919 million and E24,566 million in 2002, 2001 and 2000, respectively.

(4) Includes net underwriting costs of E10,015 million, E9,543 million and E8,548 million in 2002, 2001 and 2000, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Gross Premiums Written. The Allianz Group's gross premiums written from property-casualty operations in 2002 increased by E1,157 million, or 2.7%, to E43,294 million from E42,137 million in 2001. Eliminating the effect of exchange rate movements and changes in the scope of consolidation, which decreased 2002 gross premiums written by E246 million, gross premiums written increased by 3.2%. This increase came primarily as a result of rate increases in all of the Group's major markets, offset in part by a more selective underwriting policy, particularly in the Group's industrial reinsurance business and in the United States, but also in other major markets.

     Premiums Earned (Net). On a Group-wide basis, property-casualty net premiums earned in 2002 and 2001 reflected premiums ceded to reinsurers of E6,150 million and E6,669 million, respectively, resulting in overall retention levels of approximately 85.6% in 2002 and 83.8% in 2001. Net premiums earned increased by E2,030 million, or 5.9%, to E36,458 million in 2002 from

E34,428 million in 2001, which exceeded the 2.7% increase in gross premiums written and reflected the increase in overall retention levels.

     Trading Income. Trading income from the Allianz Group's property-casualty operations decreased by E1,244 million, to E207 million in 2002 from E1,451 million in 2001, due primarily to the decrease of E1,212 million in gains from certain derivative financial instruments. These gains relate to derivative financial instruments embedded in outstanding exchangeable bonds that do not qualify for hedge accounting and from forward contracts that are used to hedge investments. Gains or losses on such financial instruments arising from valuation at fair value are included in trading income. The decrease in 2002 reflected declines in the value of the underlying financial instruments.

     Insurance Benefits (Net). Net insurance benefits for the Allianz Group's worldwide property-casualty business, which consist of claims paid, changes in reserves for loss and loss adjustment expenses, changes in other reserves and expenses of premium refunds, increased by E774 million, or 2.7%, to E28,974 million in 2002 from E28,200 million in 2001. Of this amount in 2002, E762 million related to asbestos and environmental reserve-strengthening measures at Fireman's Fund. An additional approximately E710 million was attributable to net claims relating to severe flooding in Germany and Central and Eastern Europe in July and August 2002. The increase in net insurance benefits in 2002 followed on an already high level of net insurance benefits in 2001, which reflected claims from the terrorist attack of September 11, 2001. For additional information on reserve-strengthening measures at the Group's U.S. property-casualty insurance subsidiaries, see "-- Property-Casualty Insurance Reserves -- Individual Country Reserves -- Gross Reserves -- United States."

     The following table sets forth net claims, expense and combined ratio information for the Allianz Group's property-casualty operations by geographic region for the years 2002 and 2001:

                                                         YEAR ENDED DECEMBER 31, 2002
                                        --------------------------------------------------------------
                                                   REST OF              REST OF    SPECIALTY
                                        GERMANY    EUROPE     NAFTA      WORLD       LINES      TOTAL
                                        -------    -------    ------    -------    ---------    ------
Claims ratio(1).....................     74.2%      76.8%      94.6%     74.5%       75.9%       78.2%
Expense ratio(2)....................     28.3%      24.6%      32.9%     28.1%       32.5%       27.5%
                                        ------     ------     ------    ------      ------      ------
Combined ratio......................    102.5%     101.4%     127.5%    102.6%      108.4%      105.7%

                                                         YEAR ENDED DECEMBER 31, 2001
                                        --------------------------------------------------------------
                                                   REST OF              REST OF    SPECIALTY
                                        GERMANY    EUROPE     NAFTA      WORLD       LINES      TOTAL
                                        -------    -------    ------    -------    ---------    ------
Claims ratio(1).....................     76.2%      80.3%      99.9%     72.8%       66.5%       81.1%
Expense ratio(2)....................     26.8%      26.2%      29.2%     32.9%       39.5%       27.7%
                                        ------     ------     ------    ------      ------      ------
Combined ratio......................    103.0%     106.5%     129.1%    105.7%      106.0%      108.8%

------------

(1) Represents ratio of total loss and loss adjustment expenses to net earned premium.

(2) Represents ratio of net underwriting costs to net earned premium.

     The overall decrease in the Allianz Group combined ratio to 105.7% in 2002 from 108.8% in 2001 reflects the decrease in the Group's claims ratio to 78.2% in 2002 from 81.1% in 2001. The Group claims ratio was affected primarily by improved claims ratios in the Group's reinsurance operations at Allianz AG and in many of the Group's major markets, reflecting rate increases, particularly in the Group's automobile lines, and decreased claim frequency. These improvements were offset in part by increased net claims related to severe flooding in Germany and Central and Eastern Europe in July and August 2002 and a series of other storms, asbestos and environmental reserve-strengthening measures at Fireman's Fund and increased net claims in the Group's credit insurance. Excluding the effect of the flooding-related claims and the asbestos and environmental reserve-strengthening measures in 2002 and the effects of the September 11, 2001 terrorist attack in 2001, the Group claims ratio would have decreased to 74.2% in 2002 from 76.7% in 2001. The Group expense ratio was largely unchanged at 27.5% in 2002 compared to 27.7% in 2001. Increased expenses relating to the development of the distribution capacity in Germany were offset by increased operating efficiencies at other Group companies.

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses consist primarily of changes in deferred acquisition costs, administrative expenses, and net underwriting costs. Net underwriting costs of E10,015 million in 2002 increased E472 million, or 4.9%, over 2001 levels of E9,543 million, which slightly exceeded the Allianz Group's property-casualty premium growth rate of 2.7% due primarily to reduced commission income from reinsurance business ceded, reflecting higher overall retention levels. The increased expenses were offset in part by increased operating efficiencies at Group companies and cost reduction measures.

     Net Income. Net income from property-casualty insurance operations in 2002 increased by E4,843 million, or 204.9%, to E7,207 million in 2002 compared with E2,364 million in 2001. The increase was due primarily to investment-related items, including realized gains of E1,886 million from open market sales of Munich Re shares, approximately E1,100 million from open market sales of Vodafone AG shares and E713 million on the sale of a real estate subsidiary in Italy, as well as realized gains from the sale of other shareholdings in the Group's German equity portfolio. The segment also recorded significant income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and dividend income of E382 million from Dresdner Bank, E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Lebensversicherungs-AG ("Allianz Leben"). The gains on these intercompany transactions were eliminated at the Group level. These increases were offset in part by realized losses of E1,536 million and net investment write-downs of E1,737 million, reflecting weakness in the capital markets. Excluding these investment related items, net income from property-casualty operations in 2002 reflected significantly increased net insurance benefits, including primarily E762 million relating to asbestos and environmental reserve-strengthening measures at Fireman's Fund and E710 million in net claims relating to severe flooding in Germany and Central and Eastern Europe in July and August 2002, offset in part by the increase in net insurance premiums attributable to rate increases in most of the Group's major markets.

     Amortization of goodwill was E370 million in 2002, an increase of E21 million, or 6.0%, from E349 million in 2001, largely as a result of the amortization of goodwill associated with the Allianz Group's acquisition of additional shareholdings in Frankfurter Versicherungs-AG and Bayerische Versicherungsbank AG in June 2002. See "Related Party Transactions -- Transactions with Munich Re." Minority interests in earnings increased to E816 million in 2002 from E746 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Gross Premiums Written. The Allianz Group's gross premiums written from property-casualty operations in 2001 increased by E3,755 million, or 9.8%, to E42,137 million from E38,382 million in 2000. Eliminating the effect of exchange rate movements, which increased 2001 gross premiums written by E28 million, gross premiums written increased by 9.7%. This increase came as a result of increases in all of the Group's geographic segments, particularly in Rest of Europe, due to growth in France and Italy, and in Germany as discussed below.

     Premiums Earned (Net). On a Group-wide basis, property-casualty net premiums earned in 2001 and 2000 reflected premiums ceded to reinsurers of E6,669 million and E6,488 million, respectively, resulting in overall retention levels of approximately 83.8% in 2001 and 82.9% in 2000. Net premiums earned increased by E2,899 million, or 9.2%, to E34,428 million in 2001 from E31,529 million in 2000, paralleling the 9.8% increase in gross premiums written.

     Trading Income. Trading income from the Allianz Group's property-casualty operations increased E1,461 million, to E1,451 million in 2001 from a loss of E10 million in 2000, due primarily to income of E1,437 million in gains from certain derivative financial instruments. These gains relate to derivative financial instruments embedded in outstanding exchangeable bonds that do not qualify for hedge accounting and from forward contracts that are used to hedge investments. Gains or losses on such financial instruments arising from valuation at fair value are included in trading income.

     Insurance Benefits (Net). Net insurance benefits for the Allianz Group's worldwide property-casualty business increased by E2,787 million, or 11.0%, to E28,200 million in 2001 from E25,413 million in 2000. A significant portion of the increase was attributable to the September 11, 2001 terrorist attack in the United States, which negatively impacted net claims in the property-casualty lines by approximately E1.5 billion in 2001, primarily in the United States, and to a lesser extent, in the Group's reinsurance operations in Germany and other countries. The remainder of the increase in net insurance benefits related to increased premium volume.

     The following table sets forth net loss, expense and combined ratio information for the Allianz Group's property-casualty operations by geographic region for the years 2001 and 2000:

                                                         YEAR ENDED DECEMBER 31, 2001
                                        --------------------------------------------------------------
                                                   REST OF              REST OF    SPECIALTY
                                        GERMANY    EUROPE     NAFTA      WORLD       LINES      TOTAL
                                        -------    -------    ------    -------    ---------    ------
Claims ratio(1).....................     76.2%      80.3%      99.9%     72.8%       66.5%       81.1%
Expense ratio(2)....................     26.8%      26.2%      29.2%     32.9%       39.5%       27.7%
                                        ------     ------     ------    ------      ------      ------
Combined ratio......................    103.0%     106.5%     129.1%    105.7%      106.0%      108.8%

                                                         YEAR ENDED DECEMBER 31, 2000
                                        --------------------------------------------------------------
                                                   REST OF              REST OF    SPECIALTY
                                        GERMANY    EUROPE     NAFTA      WORLD       LINES      TOTAL
                                        -------    -------    ------    -------    ---------    ------
Claims ratio(1).....................     73.5%      80.8%      87.9%     75.5%       53.1%       77.9%
Expense ratio(2)....................     24.2%      27.1%      29.6%     30.0%       36.3%       27.0%
                                         -----     ------     ------    ------       -----      ------
Combined ratio......................     97.7%     107.9%     117.5%    105.5%       89.4%      104.9%

------------

(1) Represents ratio of total loss and loss adjustment expenses to net earned premium.

(2) Represents ratio of net underwriting costs to net earned premium.

     The overall increase in the Group combined ratio to 108.8% in 2001 from 104.9% in 2000 reflects deteriorating claims ratios in the NAFTA zone, Germany and the Group's specialty lines, primarily due to increased net claims as a result of the September 11, 2001 terrorist attack and, in the case of specialty lines, unfavorable economic conditions, offset in part by improved claims ratios in Rest of Europe and Rest of World. Excluding the effect of the claims relating to the September 11, 2001 terrorist attack in the United States, the combined ratio would have decreased slightly to 104.4% in 2001 from 104.9% in 2000. The Group expense ratio worsened slightly to 27.7% in 2001 from 27.0% in 2000, due primarily to expenses incurred in the Group's German property-casualty operations and at Allianz AG in connection with the build-out of the Group's information technology systems and marketing and sales force development. Also contributing to the increased expense ratio were expenses incurred at Allianz AG relating to the integration of Dresdner Bank.

     Acquisition Costs and Administrative Expenses. Net underwriting costs of E9,543 million in 2001 increased E995 million, or 11.6%, over 2000 levels of E8,548 million, which slightly exceeded the Group's property-casualty premium growth rate of 9.8% due primarily to expenses incurred in connection with information technology, marketing and sales force development.

     Net Income. Net income from property-casualty insurance operations in 2001 decreased by E898 million, or 27.5%, to E2,364 million in 2001 compared with E3,262 million in 2000. The decrease was driven primarily by the special adjustment to income taxes, which benefited the Allianz Group's results in 2000, increased net claims resulting from the September 11, 2001 terrorist attack and reduced investment results, reflecting weakness in the capital markets. These were offset in part by a tax benefit resulting from a substantial amount of tax losses attributable primarily to claims related to the September 11, 2001 terrorist attack in the United States, together with a significant amount of tax-exempt realized gains on investments resulting in large part from forward sales and other transactions that were entered into in 2001 but concluded in 2002.

     Amortization of goodwill was E349 million in 2001, an increase of E72 million, or 26.0%, from E277 million in 2000, largely as a result of amortization of goodwill on acquisitions made in Australia and the Netherlands. Minority interest increased to E746 million in 2001 from E642 million in 2000.

     The Allianz Group's consolidated results of operations in 2000 included the effects of certain special adjustments to income taxes. There were no special adjustments to the Group's consolidated results of operations in 2001. Excluding the impact of these items in 2000, net income would have increased by E139 million, or 6.2%, to E2,364 million in 2001, from E2,225 million in 2000.

PROPERTY-CASUALTY OPERATIONS BY GEOGRAPHIC REGION

     The following table sets forth the Allianz Group's property-casualty gross premiums written and net income by geographic region. Consistent with the Group's general practice, gross premiums written by geographic region is presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented before those consolidation adjustments, amortization of goodwill and minority interests.

                                                            YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------
                                                2002                  2001                  2000
                                         ------------------    ------------------    ------------------
                                          GROSS                 GROSS                 GROSS
                                         PREMIUMS     NET      PREMIUMS     NET      PREMIUMS     NET
                                         WRITTEN     INCOME    WRITTEN     INCOME    WRITTEN     INCOME
                                         --------    ------    --------    ------    --------    ------
                                                                 (E IN MILLION)
Germany(1)...........................     12,314      9,235     12,644      3,773     11,948     3,320
Rest of Europe(1)....................     20,494      1,932     19,606        848     17,302     1,285
NAFTA................................      5,992       (933)     6,822     (1,030)     6,300       (86)
Rest of World........................      2,428         38      2,401         39      1,886         5
Specialty Lines(1)...................      4,948       (199)     2,321         94      2,267       227
Consolidation adjustments............     (2,882)    (1,680)    (1,657)      (265)    (1,321)     (570)
                                          ------     ------     ------     ------     ------     -----
  Subtotal...........................     43,294      8,393     42,137      3,459     38,382     4,181
Amortization of goodwill.............         --       (370)        --       (349)        --      (277)
Minority interests...................         --       (816)        --       (746)        --      (642)
                                          ------     ------     ------     ------     ------     -----
  Total..............................     43,294      7,207     42,137      2,364     38,382     3,262
                                          ======     ======     ======     ======     ======     =====

------------

(1) Reflects the transfers, effective January 1, 2002, of marine, aviation and industrial transport insurance business and industrial reinsurance business to the Group's marine and aviation and Allianz Global Risks specialty lines. See "-- Specialty Lines."

Germany

     Germany is the world's third-largest property-casualty insurance market, based on gross premiums written in 2002. The Allianz Group was the largest provider of property-casualty insurance in Germany, with an estimated market share of 18.3%, as measured by gross premiums written in 2002. Germany is the Allianz Group's most important single market for property-casualty insurance. As a percentage of the Group's total property-casualty gross premiums written worldwide, Germany accounted for 26.7% in 2002, 28.9% in 2001, and 30.1% in 2000. This decrease in percentage primarily reflects the increased levels of gross premiums written from the Group's operations in countries other than Germany.

     The Allianz Group conducts its property-casualty insurance operations in Germany primarily through the Sachversicherungsgruppe Deutschland (the "German Property-Casualty Group"), which handles most of the Allianz Group's lines of property-casualty insurance in Germany, other than credit insurance and marine and aviation insurance. Allianz AG, the parent company of the Group, acts as the reinsurer for most of the Group's German property-casualty operations and for other Group companies, other than credit and industrial reinsurance. In addition, Allianz AG underwrites a relatively small amount of reinsurance with customers outside of the Allianz Group. The Group's industrial reinsurance needs are largely handled by Allianz Global Risks. See "-- Specialty Lines -- Allianz Global Risks Ruckversicherungs-AG."

     German Property-Casualty Group

     The German Property-Casualty Group comprises a number of different operating entities, some of which offer a full range of property-casualty lines and others of which provide specialized coverages:

     -- Allianz Versicherungs-AG ("Allianz Versicherung"), which is the German
        Property-Casualty Group's primary full-line property-casualty insurer;

     -- Frankfurter Versicherungs-AG, a full-line property-casualty insurer based in Frankfurt;

     -- Bayerische Versicherungsbank AG, a full-line property-casualty insurer based in Munich;

     -- Kraft Versicherungs-AG, a specialist provider of predominantly automobile insurance; and

     -- Vereinte Spezial Versicherung AG, primarily a specialist provider of automobile insurance.

     The Allianz Group's interests in some of these subsidiaries were substantially restructured pursuant to the Group's letter of intent with Munich Re. See "Related Party Transactions." In addition, effective January 1, 2002, the Allianz Group transferred its marine, aviation and industrial transport insurance business in Germany to the Group's marine and aviation specialty line (see "-- Specialty Lines -- Marine & Aviation"). In November 2002, the Allianz Group merged its former property-casualty subsidiaries Vereinte Versicherung AG and Vereinte Rechtsschutzversicherung-AG into Allianz Versicherung, with retroactive effect to January 1, 2002. In 2003, the Allianz Group intends to merge Kraft Versicherungs-AG into Vereinte Spezial Versicherung AG, with retroactive effect to January 1, 2003.

     Products

     The operating companies that make up the German Property-Casualty Group together offer a comprehensive range of property-casualty insurance products and related services to customers primarily in Germany. The German Property-Casualty Group's principal product lines are automobile liability and other automobile insurance, fire and property insurance, personal accident insurance, liability insurance and legal expense insurance.

     The German Property-Casualty Group's policy terms and conditions largely conform to those offered by other insurers in the German market. While the German Property-Casualty Group does seek to develop new policy types, given its position as the market leader in the German property-casualty insurance market, any competitive advantage gained by the introduction of new policy types tends to be short-lived, as competitors introduce equivalent forms of coverage.

     In all of the German business lines of the Allianz Group, policy persistency is an important factor in the Group's profitability. Accordingly, the Allianz Group seeks to ensure that its policyholders maintain their policies in force with the Group for long periods of time. Based on German industry statistics, the Group believes that its persistency rates are generally higher than those of most other German companies. In the property-casualty area, the Allianz Group has found that customers with multiple policies with the Group generally keep their policies in force for longer periods of time. Accordingly, the German Property-Casualty Group provides its customers with substantial discounts to the extent they hold multiple Allianz insurance policies. The Allianz Group estimates that currently more than 50% of the German Property-Casualty Group's German personal lines customers have more than one Allianz policy in force.

     While the Group's insurance operations in Germany generally operate on a decentralized basis through separate operating entities, many of the Group's products in Germany are distributed through common or overlapping distribution systems. The importance of these distribution channels varies by type of business. For the German Property-Casualty Group's personal and commercial lines, the network of full-time tied agents is the Group's most important distribution channel. For industrial lines, the brokerage channel predominates. In connection with the Allianz Group's acquisition of Dresdner Bank in 2001, the Group has placed approximately 960 insurance specialists to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany at December 31, 2002. The relative importance of each of these distribution channels also varies by region and by product mix.

     The following sets forth certain key data concerning the Allianz Group's German insurance distribution systems as they related to property-casualty insurance at and for the year ended December 31, 2002:

                                                                                 % OF 2002
                                                                             PROPERTY-CASUALTY
                                                                NUMBER(1)        PREMIUMS
                                                                ---------    -----------------
Full-time tied agents.......................................      11,656            65.5
Part-time tied agents.......................................      43,076             6.5
Brokers.....................................................       7,601            14.1
Banks.......................................................       2,224(2)          3.1
Other(3)....................................................          --            10.8
                                                                 -------           -----
Total.......................................................          --           100.0
                                                                 =======           =====

------------

(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank (811), and at unaffiliated banks, comprising Volks- und Raiffeisenbanken (1,406) and Industrie Kredit-Bank (7), with which the Allianz Group has distribution agreements covering the Group's property-casualty and life/health insurance products.

(3) Includes all Allianz Group employees in Germany, who are able to sell Allianz policies.

     In its German property-casualty insurance business, the Allianz Group distributes its products primarily through a network of self-employed, full-time tied agents. The Group believes that its network of tied agents is the largest full-time insurance sales force in Europe. These agents, who have an average of more than ten years' experience selling Allianz products, receive a full range of support from the Allianz Group, from initial support in establishing an office and a portfolio to pension benefits based upon the volume and product mix of their portfolios. Apart from pension provisions, agent compensation is based primarily on volume, although the Allianz Group also utilizes a number of incentive schemes to encourage sales of strategically more important policy types. The Group's full-time tied agents follow centralized underwriting and pricing guidelines, allowing the Group to carefully segment and monitor its German book of business.

     Allianz AG

     Allianz AG, the parent company of the Group, acts as the reinsurer for the Group's German property-casualty operations and for other Group companies, other than credit insurance and international industrial reinsurance. In addition, Allianz AG assumes a relatively small amount of reinsurance from non-Group companies. Each subsidiary is able to place reinsurance directly with reinsurers other than Allianz AG, but Allianz AG has a preferred partnership with respect to reinsurance cessions of its subsidiaries based on ordinary market terms and conditions. For the years ended December 31, 2002, 2001 and 2000, Allianz AG assumed 39.4%, 41.5% and 41.8%, respectively, of all reinsurance ceded by Group companies.

     While the Allianz Group remains liable as a primary insurer notwithstanding the ceding of reinsurance to third parties, the Group's evaluation criteria, which include the claims-paying and debt ratings, capital and surplus levels, and marketplace reputation of its reinsurers, are such that the Group believes any risks of collectibility to which the Group is exposed are not significant, and historically Group companies have not experienced difficulty in collecting from their reinsurers. Munich Re is the Allianz Group's primary outside reinsurer. For the fiscal years ended December 31, 2002, 2001 and 2000, Munich Re Group assumed E2,300 million, E2,400 million and E2,300 million in reinsurance premiums from the Allianz Group, representing 31.3%, 30.6% and 30.2%, respectively, of the Allianz Group's total reinsurance premiums ceded.

     The following table sets forth premiums ceded by Allianz Group to Munich Re Group and other reinsurers for the years indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------------
                                                        2002              2001              2000
                                                   --------------    --------------    --------------
                                                     E        %        E        %        E        %
                                                                     (E IN MILLION)
Premiums ceded.................................    2,300     31.3    2,400     30.6    2,300     30.2
Other..........................................    5,057     68.7    5,438     69.4    5,327     69.8
                                                   -----    -----    -----    -----    -----    -----
Total..........................................    7,357    100.0    7,838    100.0    7,627    100.0
                                                   =====    =====    =====    =====    =====    =====

     Allianz AG acts as the primary reinsurer of the Allianz Group's German property-casualty subsidiaries, other than the Group's credit insurance subsidiary, EULER & HERMES, and the Group's industrial reinsurance unit, Allianz Global Risks, for which Munich Re is the primary reinsurer. The Allianz Group bundled all of its reinsurance activities for its industrial lines in Allianz Global Risks effective January 1, 2002. See "-- Specialty Lines -- Allianz Global Risks." In the life/health area, Allianz AG and Munich Re each assume 50% of the reinsurance ceded by Allianz Lebensversicherungs-AG, the main operating company for the Group's German life insurance operations. Outside of Germany, Allianz AG acts as a reinsurer of Group subsidiaries, with a preferred partnership on all business ceded, and provides centralized advice to subsidiaries on structuring their own reinsurance programs, establishing lists of permitted reinsurers, and monitoring aggregate exposures to catastrophes and other events.

     The following table sets forth the reinsurance assumed by Allianz AG by gross premiums written for the years shown:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                2002     2001     2000
                                                                -----    -----    -----
                                                                    (E IN MILLION)
From German Property-Casualty Group subsidiaries............    3,028    3,024    3,176
From German life/health subsidiaries........................      638      539      567
From EULER & HERMES(1)......................................      155      107      107
From other subsidiaries.....................................    1,190    1,170      907
                                                                -----    -----    -----
  Subtotal..................................................    5,011    4,840    4,757
From non-Group companies....................................      589      847      830
                                                                -----    -----    -----
Total.......................................................    5,600    5,687    5,587
                                                                =====    =====    =====

------------

(1) Reflects the consolidation of the Allianz Group's former French subsidiary, EULER, and the Group's former German subsidiary, HERMES, into a new corporate entity EULER & HERMES in July 2002.

     Allianz AG writes a limited amount of third-party reinsurance, with premiums totaling E589 million in 2002, E847 million in 2001 and E830 million in 2000. Other than Munich Re Group, which represented E240 million, E511 million and E606 million, or 40.7%, 60.3% and 73.0%, of Allianz AG's third-party assumed reinsurance in 2002, 2001 and 2000, respectively, no single third party accounted for any significant amount of reinsurance assumed in such years. See "Related Party Transactions."

     The following table shows key financial data for the Allianz Group's German property-casualty operations. Gross premiums written by operating company are presented before consolidation adjustments representing the elimination of transactions between Group companies in different countries and different segments. Net income by operating company is presented before those consolidation adjustments, amortization of goodwill and minority interests.

GERMANY -- PROPERTY-CASUALTY: KEY DATA

                                                           YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                               2002                   2001                  2000
                                       --------------------    ------------------    ------------------
                                        GROSS                   GROSS                 GROSS
                                       PREMIUMS      NET       PREMIUMS     NET      PREMIUMS     NET
                                       WRITTEN      INCOME     WRITTEN     INCOME    WRITTEN     INCOME
                                       --------    --------    --------    ------    --------    ------
                                                                (E IN MILLION)
German Property-Casualty Group.....      9,782        1,883     10,075     1,660       9,576     1,377
Allianz AG.........................      5,600        9,513(1)   5,687     2,516       5,587     2,293
Consolidation items................     (3,068)      (2,161)    (3,118)     (403)     (3,215)     (350)
                                        ------     --------     ------     -----      ------     -----
  Total............................     12,314        9,235     12,644     3,773      11,948     3,320
                                        ======     ========     ======     =====      ======     =====

------------

(1) Includes significant investment related results. See "-- Property-Casualty Insurance Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income."

Rest of Europe

     The Rest of Europe is, in the aggregate, the Allianz Group's largest market for property-casualty insurance. As a percentage of the Group's total property-casualty gross premiums written worldwide, the Rest of Europe accounted for 44.4% in 2002, 44.8% in 2001 and 43.6% 2000.

     The Allianz Group conducts its property-casualty insurance operations in the Rest of Europe through five main groups of operating companies in France, Italy, the United Kingdom, Switzerland and Spain. In the remainder of the Rest of Europe, the Allianz Group operates through approximately 35 Allianz subsidiaries in more than 17 other European countries. The property-casualty insurance products the Allianz Group offers in the Rest of Europe are in each case generally similar to those the Group offers in Germany.

     France. The Allianz Group conducts its property-casualty insurance operations in France through the AGF Group. The AGF Group is the third-largest property-casualty insurance provider in France, with an estimated market share of 11.4%, as measured by gross premiums written in 2002. The primary property-casualty insurance products that the Allianz Group offers in France are automobile, personal property, commercial, fire and injury insurance. As of December 31, 2002, the Allianz Group held 58.9% of the share capital of AGF (or 64.2% after deduction of own shares held by AGF), with the remainder being publicly traded in France. The Allianz Group distributes its property-casualty products and services in France primarily through a network of general agents and brokers. The Group also utilizes a specialized employee sales staff and bancassurance and other direct sales channels.

     Italy. The Allianz Group conducts its property-casualty insurance operations in Italy primarily through the RAS Group and Lloyd Adriatico, which the Allianz Group refers to together with its other Italian subsidiaries as its "Italian Subsidiaries." Taken together, the Italian Subsidiaries are the third-largest property-casualty insurer in the Italian market, with an estimated combined market share of 15.2%, as measured by gross premiums written in 2002. Lloyd Adriatico operates in all property-casualty lines, having developed a particular expertise in automobile insurance, while RAS Group underwrites primarily automobile insurance together with various other types of property-casualty insurance for both personal and commercial business throughout Italy. As of December 31, 2002, the Allianz Group held 51.7% of the voting rights of RAS Group, with the remainder being publicly traded in Italy, and 99.7% of the share capital of Lloyd Adriatico. As a result of a share buyback and other excess capital reduction measures at RAS Group that were completed in February 2003, the Group's holding in the voting rights of RAS Group was increased to 55.5% as of February 17, 2003. The Italian Subsidiaries distribute the Group's property-casualty products and services primarily through an extensive network of general agents, brokers and through Internet and telephone-based direct sales channels.

     United Kingdom. The Allianz Group was the sixth-largest provider of property-casualty insurance in the United Kingdom, with an estimated market share of 4.7%, as measured by gross premiums written in 2002. The Group operates its property-casualty insurance business in the United Kingdom primarily through its wholly owned subsidiary Allianz Cornhill Insurance plc ("Allianz Cornhill"), formerly known as Cornhill Insurance Public Limited Company. The primary property-casualty insurance products that Allianz Cornhill offers in the United Kingdom are generally similar to those offered by the German Property-Casualty Group in Germany. In addition, the Allianz Group sells a number of specialty products in the United Kingdom, including extended warranty and pet insurance. The Group distributes its property-casualty products and services in the United Kingdom through a range of distribution channels, including brokers, and various product specific distribution channels, including affinity groups and targeted direct marketing.

     Switzerland. The Allianz Group was the third-largest provider of property-casualty insurance in Switzerland, with an estimated market share of 8.3%, as measured by gross premiums written in 2002, not including travel insurance. The Group conducts its property-casualty insurance operations in Switzerland primarily through the Allianz Suisse Versicherungsgesellschaft, comprising the former ELVIA Versicherungs-AG group of companies, the Berner Versicherungs-Group and Allianz Versicherung (Schweiz) AG, which were merged into Allianz Suisse Versicherungsgesellschaft. Together with AGF Phenix, the Allianz Group refers to these companies as its "Swiss Subsidiaries." The Swiss Subsidiaries handle the Group's lines of property-casualty insurance in Switzerland other than travel insurance. In addition, the Group's wholly owned subsidiary Allianz Risk Transfer ("ART") sells conventional reinsurance as well as a variety of alternative risk transfer products for corporate customers worldwide. The Group's travel insurance subsidiary Mondial Assistance Group operates and is managed on a global basis and is discussed separately (see "-- Specialty Lines"). The Swiss Subsidiaries and ART distribute the Group's products and services through a wide range of tied and general agents, and also through brokers, bancassurance and other direct channels.

     Spain. The Allianz Group was the second-largest provider of property-casualty insurance in Spain, with an estimated market share of 6.8%, as measured by gross premiums written in 2002. The Group served the Spanish property-casualty insurance market through Allianz Compania de Seguros ("Allianz Spain") and the two former AGF companies Union y Fenix and Athena Seguros. Allianz Spain has headquarters in Madrid and Barcelona, with regional offices throughout the country. Allianz Spain offers a wide variety of traditional personal and commercial property-casualty insurance products, with an emphasis on automobile insurance. Allianz Spain distributes its products through agents, brokers and direct distribution channels.

     Netherlands. The Allianz Group's most important subsidiaries in the Netherlands are Royal Nederland Verzekeringsgroep and Zwolsche Algemeene Holding. The Group's most important products are automobile and fire insurance. The Netherlands subsidiaries distribute their products through independent agents and brokers.

     Austria. Allianz Elementar offers a broad range of property-casualty and health insurance products to individual and group customers in Austria. The Allianz Group distributes the Group's property-casualty products in Austria primarily through employee agents, tied agents and brokers.

     Ireland. The Allianz Group's subsidiary Allianz Irish Life Holdings offers a wide variety of traditional property-casualty insurance products, including mainly automobile and commercial/ industrial lines. Allianz Irish Life Holdings distributes its products primarily through brokers and to a lesser extent through agents and banks.

     Belgium. The Allianz Group conducts its property-casualty insurance business in Belgium primarily through AGF Belgium Insurance and Cobac. The Group's primary emphasis is on industrial insurance, in which the Allianz Group is among the market leaders. The Allianz Group also has a significant position in the market in automobile insurance. The Group distributes its property-casualty products in Belgium mainly through brokers.

     Other. In addition, the Allianz Group has property-casualty insurance operations in Hungary, Portugal, Luxembourg, Greece, the Czech Republic, Poland, Croatia and Bulgaria. The Allianz Group is also represented in the Slovak Republic, Romania and Russia, and is among the top five insurers in many of these markets. The primary products sold in these countries are mandatory third-party liability coverages and related additional coverage. The Allianz Group expects further increases in property-casualty gross premiums written as the Group works to build up its sales organization and exploit other synergies in its insurance operations in the rest of Europe.

NAFTA

     The Allianz Group's property-casualty insurance markets in the NAFTA zone are the United States, Canada and Mexico. As a percentage of the Group's total property-casualty gross premiums written worldwide, the NAFTA zone accounted for 13.0%, 15.6% and 15.9% in 2002, 2001 and 2000, respectively.

     United States. The Allianz Group's property-casualty operations in the United States are organized under the umbrellas of Allianz Insurance Co. and Allianz of America, Inc. (or Allianz of America). The Allianz Group has been present in the United States since 1977, when the Group established Allianz Insurance Co., a leading provider of commercial insurance to major corporate customers, as one of its first U.S. subsidiaries. In 1991, the Allianz Group acquired Fireman's Fund Insurance Company, a leading personal and commercial lines property-casualty insurance company founded in 1864. Allianz of America comprises a group of companies writing a wide variety of property-casualty lines of business. The Group's operations in the United States accounted for 88.7% of its gross written property-casualty insurance premiums in the NAFTA zone in 2002.

     Other. The Allianz Group also conducts property-casualty operations in Canada and Mexico. The Group's property-casualty products are generally similar to those the Group offers and sells in the United States.

Rest of World

     The primary property-casualty insurance markets in which the Allianz Group operates in the Rest of World are Asia-Pacific and South America. As a percentage of the Group's total property-casualty gross premiums written worldwide, Rest of World accounted for 5.2%, 5.5% and 4.8% in 2002, 2001 and 2000, respectively.

     Asia-Pacific

     Australia. Through Allianz Australia Group, the Allianz Group serves the markets of Australia, New Zealand and Papua New Guinea. Allianz Australia Group's insurance operations comprise exclusively property-casualty insurance products and services. The Allianz Group is the second-largest workers' compensation insurer in Australia, based on gross premiums written in 2002, and a leading provider of rehabilitation and occupational health, safety and environment services. The Group also operates in certain niche areas including premium financing and pleasure craft insurance. The Group markets its products through brokers, which are the major distribution channels for commercial business in Australia, as well as non-tied agents (including automobile dealers, accountants and banks) and directly to the customer. Allianz Australia Group had gross premiums written of E1,163 million in 2002.

     Other. The Allianz Group also markets property-casualty insurance products and services through its subsidiaries in Taiwan, Malaysia, Japan, Hong Kong, Indonesia, Laos, Singapore, Vietnam, Korea and China, and through signed joint venture agreements with Bajaj Auto, a large manufacturing company in India and the CP Group, a large conglomerate in Thailand.

     South America

     Brazil. The Allianz Group conducts its property-casualty operations in Brazil through its subsidiary AGF Seguros. With gross premiums written of E336 million in 2002, AGF Seguros is the Group's largest property-casualty operation in South America and the sixth-largest property-casualty insurance provider in Brazil. The company writes primarily automobile insurance, together with fire, transportation and other lines. Distribution is primarily through brokers.

     Other. In addition to the markets described above, the Allianz Group sells property-casualty products in Colombia, Argentina, Chile and Venezuela.

SPECIALTY LINES

     In addition to the Allianz Group's multi-local approach to its global insurance business, under which the Group's non-German insurance businesses are locally managed the Allianz Group manages its specialty lines of credit/trade insurance, marine, aviation and industrial transport insurance, industrial reinsurance and travel/assistance insurance on a worldwide basis. Through its subsidiary EULER & HERMES, the Allianz Group is the largest credit insurer in the world, and in travel/assistance insurance, the Group is also one of the world's largest insurers.

Credit Insurance

     In July 2002, the Allianz Group consolidated its French subsidiary, EULER, and its German subsidiary, HERMES, into a new corporate entity, EULER & HERMES. The consolidation of EULER and HERMES, which complemented each other in terms of product mix and geographical penetration, further strengthened its presence in the marketplace. Through EULER & HERMES, the Allianz Group is the largest credit insurer in the world, with an estimated world market share of 37.0%, based on gross premiums written in 2002. The Group's credit operations generated gross premiums written of E1,579 million in 2002, E1,589 million in 2001 and E1,611 million in 2000.

     EULER & HERMES is the global leader in credit insurance in terms of gross premiums written and one of the European market leaders in factoring. EULER & HERMES's credit insurance operations are rated AA- by Standard & Poor's.

     EULER & HERMES is the leading credit insurer in Germany, with an estimated domestic market share of approximately 42% at December 31, 2002, based on gross premiums written. EULER & HERMES cedes a large portion of its gross premiums written to reinsurers. The percentage of gross premiums written ceded in reinsurance was 45.0% in 2002, 42.7% in 2001 and 42.0% in 2000, of which 9.8%,
6.7% and 6.6%, respectively, was ceded to Allianz AG.

     EULER & HERMES provides customers around the world with a wide range of credit insurance and related products and services, including commercial credit insurance and reinsurance, factoring services, guarantee insurance, fidelity insurance and consumer credit insurance, and manages and derives fee income from, the German federal government's export credit guarantee program.

Marine & Aviation

     Effective January 1, 2002, the Allianz Group reorganized its marine, aviation and industrial transport insurance business in Germany, France and the United Kingdom under Allianz Marine & Aviation, a new specialty line. The Group's marine, aviation and industrial transport insurance activities in these countries, which the Allianz Group had previously included in the property-casualty insurance results of its respective subsidiaries, were integrated into Allianz Marine & Aviation as a single European marine, aviation and industrial transport unit. Allianz Globus MAT Versicherungs-AG, the Group's former German specialty insurer for marine, aviation and industrial transport insurance, was renamed Allianz Marine & Aviation Versicherungs-AG, and AGF MAT, the Group's French specialty unit for marine, aviation and transport insurance, was renamed Allianz Marine & Aviation (France). Allianz Marine & Aviation generated gross premiums written of E1,424 million in 2002.

Allianz Global Risks Ruckversicherungs-AG

     The Allianz Group launched Allianz Global Risks on January 1, 2002 to establish the Group's international industrial risks reinsurance business as a globally managed segment. While the Group's operating subsidiaries around the world continue to conduct the Group's direct industrial insurance business, Allianz Global Risks acts as the Group's industrial reinsurance clearing house, assuming industrial insurance from Group companies and centralizing the placement of outgoing reinsurance with third-party carriers, primarily Munich Re, in the reinsurance market. Allianz Global Risks generated gross premiums written of E1,136 million in 2002, of which approximately E138 million, or 12.1%, was ceded in reinsurance to Munich Re.

     Through Allianz Global Risks, the Allianz Group aims to increase the efficiency and transparency of its international industrial reinsurance activities through economies of scale and a consistent reinsurance structure, including a selective underwriting policy, appropriate rates and coverage limits, tight risk management and centralized policies and standards throughout the Group. The Allianz Group has also introduced new products tailored for specific risks, such as the Group's specialized directors and officers policy in the U.S. market, specialized liability products for the pharmaceutical and chemical industries, and policies covering Internet risks. Through these and other measures, the Group intends to reestablish its international industrial risks reinsurance business as a profitable market leader.

Travel and Assistance Insurance

     The Allianz Group is one of the world's largest providers of travel and assistance insurance. Its travel and assistance insurance operations generated gross premiums written of E808 million in 2002, E732 million in 2001 and E656 million in 2000. The Allianz Group believes that internal growth and recent acquisitions in its travel and assistance business will enable the Group to strengthen its leading market position and achieve enhanced efficiencies in this dynamic market. With a view toward establishing long-term partnerships, the Group's travel and assistance business provides business-to-business services to clients in the travel, insurance, automobile and banking industries. The Allianz Group provides travel and assistance insurance primarily through the Mondial Assistance Group, which is owned equally by the Group's subsidiaries AGF and RAS.

LIFE/HEALTH INSURANCE OPERATIONS

     The following table sets forth certain financial information for the Allianz Group's life/health insurance operations for the years indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 2002       2001       2000
                                                                -------    -------    -------
                                                                       (E IN MILLION)
Gross premiums written(1)...................................     20,663     20,145     20,239
                                                                -------    -------    -------
Premiums earned (net)(2)....................................     18,675     18,317     18,378
Interest and similar income.................................     11,215     10,765     10,152
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................        445        525        693
Other income from investments...............................      4,932      3,562      6,667
Trading income..............................................        244       (117)       (49)
Fee and commission income, and income from service
  activities................................................        200        268        271
Other income................................................        863        866      1,139
                                                                -------    -------    -------
     Total income...........................................     36,574     34,186     37,251
                                                                -------    -------    -------
Insurance benefits (net)....................................    (21,284)   (21,979)   (26,354)
Interest and similar expenses...............................       (434)      (492)      (148)
Other expenses for investments..............................     (8,656)    (5,537)    (3,004)
Loan loss allowance.........................................        (10)        (4)        --
Acquisition costs and administrative expenses...............     (4,263)    (4,259)    (3,927)
Amortization of goodwill....................................       (174)      (146)      (137)
Other expenses..............................................     (1,844)    (1,357)    (2,055)
                                                                -------    -------    -------
     Total expenses.........................................    (36,665)   (33,774)   (35,625)
                                                                -------    -------    -------
Earnings from ordinary activities before taxation...........        (91)       412      1,626
Taxes.......................................................        (67)       (99)      (343)
Minority interests in earnings..............................        177        (84)      (658)
                                                                -------    -------    -------
Net income..................................................         19        229        625
                                                                -------    -------    -------
Special income effects......................................         --         --         16
                                                                -------    -------    -------
Adjusted net income.........................................         19        229        641
                                                                =======    =======    =======

------------

(1) Under IFRS reporting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are total revenues from sales of life insurance policies, in accordance with the statutory accounting practices applicable in the insurer's home jurisdiction. On a statutory premium basis, total premiums written were E40,066 million, E33,687 million and E31,025 million in 2002, 2001 and 2000, respectively.

(2) Net of reinsurance ceded of E1,207 million, E1,169 million and E1,139 million in 2002, 2001 and 2000, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Gross Premiums Written. Gross premiums written of the Allianz Group's life/health operations in 2002 increased by E518 million, or 2.6%, to E20,663 million in 2002 from E20,145 million in 2001. Disregarding the effects of exchange rate movements and changes in the scope of consolidation, which reduced 2002 life/health gross premiums written by E32 million, gross premiums written would have increased by E550 million, or 2.7%. On a statutory premium basis, gross premiums written increased by E6,379 million, or 18.9%, to E40,066 million in 2002 from E33,687 million in 2001, due to significant increases in sales of investment-oriented products, reflecting the general trend towards investment-oriented insurance products in particular in the United States and Italy. Gross premiums written for investment-oriented insurance products increased by E5,861 million, or 43.3%, to E19,403 million.

     Premiums Earned (Net). On a Group-wide basis, life/health net premiums earned in 2002 and 2001 reflected premiums ceded to reinsurers of E1,207 million and E1,169 million, respectively, resulting in overall retention levels of approximately 93.9% in 2002 and 94.0% in 2001. Net premiums increased by E358 million, or 2.0%, to E18,675 million in 2002 from E18,317 million in 2001, generally consistent with the increase in gross premiums written in this period.

     Insurance Benefits (Net). Net insurance benefits for the Allianz Group's worldwide life/health business consist of benefits paid, changes in aggregate policy reserves, and expenses of premium refunds to policyholders. Net life/health insurance benefits decreased by E695 million, or 3.2%, to E21,284 million in 2002 from E21,979 million in 2001, primarily as a result of reduced income from investments in 2002 resulting from weakness in the capital markets. The reduction in income from investments in turn resulted in reduced policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves, due to the participatory nature of the Group's life insurance business. See, for example, "-- Germany -- Life Insurance."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses which consist primarily of payments and changes in deferred acquisition costs, administrative expenses, and net underwriting costs, remained relatively constant at E4,263 million in 2002, compared with E4,259 million in 2001.

     Net Income. Net income from life/health insurance decreased by E210 million, or 91.7%, to E19 million in 2002 from E229 million in 2001, primarily as a result of reduced income from investments, particularly in the Group's operations in Germany, France and Switzerland. See "-- Asset Management Operations -- Group's Own Investments -- Investment Income" for a discussion of investment results for life/health insurance investments.

     Amortization of goodwill in the Group's life/health lines increased to E174 million in 2002 from E146 million in 2001, while minority interests in earnings were a credit of E177 million in 2002, compared to a debit of E84 million in 2001, primarily as a result of the increase in the Group's shareholding in Allianz Leben and decreased earnings. See "Related Party
Transactions -- Transactions with Munich Re."

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Gross Premiums Written. Gross premiums written of the Allianz Group's life/health operations in 2001 decreased by E94 million, to E20,145 million in 2001 from E20,239 million in 2000. Disregarding the effects of exchange rate movements, which reduced 2001 life/health gross premiums written by E85 million, gross premiums written would have decreased by E9 million. A large portion of the decrease is explained by the sale of a large group policy in France in 2000, which increased gross premiums written in that year by approximately E800 million. Excluding the impact of this sale, together with the impact of foreign exchange movements, gross premiums written would have increased by E791 million, or 3.9%, in 2001, due to increases in Rest of Europe and Rest of World. On a statutory premium basis, gross premiums written increased by E2,662 million, or 8.6%, to E33,687 million in 2001 from E31,025 million in 2000, reflecting the general trend towards investment-oriented insurance products in Rest of Europe and the United States. Gross premiums written for investment-oriented insurance products increased by E2,756 million, or 25.6%, to E13,542 million.

     Premiums Earned (Net). On a Group-wide basis, life/health net premiums earned in 2001 and 2000 reflected premiums ceded to reinsurers of E1,169 million and E1,139 million, respec-tively, resulting in overall retention levels of approximately 94.0% in 2001 and 94.2% in 2000. Net premiums decreased slightly by E61 million to E18,317 million in 2001 from E18,378 million in 2000, generally consistent with the slight decrease in gross premiums written in this period.

     Insurance Benefits (Net). Net life/health insurance benefits decreased by E4,375 million, or 16.6%, to E21,979 million in 2001 from E26,354 million in 2000, primarily as a result of reduced income from investments in 2001. The reduction in income from investments in turn resulted in reduced policyholder participation benefits, which are included in benefits paid and changes in aggregate policy reserves.

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses increased by E332 million, or 8.5%, to E4,259 million in 2001 from E3,927 million in 2000, due primarily to increased underwriting costs resulting from the continued expansion of the Group's investment-oriented products. Under IFRS, these costs are expensed as incurred, even though significantly less than the amount of statutory premium is recognized as revenue.

     Net Income. Net income from life/health insurance decreased by E396 million, or 63.4%, to E229 million in 2001 from E625 million in 2000, primarily as a result of reduced income from investments, particularly in Germany and Rest of Europe. See "-- Asset Management Operations -- Group's Own
Investments -- Investment Income" for a discussion of investment results for life/health insurance investments.

     On a Group-wide basis, amortization of goodwill in the Group's life/health lines increased to E146 million in 2001 from E137 million in 2000, while minority interest decreased to E84 million in 2001 from E658 million in 2000. The decrease in minority interests resulted primarily from decreased earnings.

     The consolidated results of the Group's life/health operations in 2000 included the effects of certain special adjustments to income taxes. There were no special adjustments to the Group's consolidated results of operations in 2001. Excluding the impact of these items in 2000, net income would have decreased by E412 million, or 64.3%, to E229 million in 2001 from E641 million in 2000.

LIFE/HEALTH OPERATIONS BY GEOGRAPHIC REGION

     The following table sets forth the Allianz Group's gross life/health premiums written and net income by geographic region for the years indicated. Consistent with the Group's general practice, gross premiums written by geographic region are presented before consolidation adjustments representing the elimination of transactions between Group companies in different geographic regions and different segments, and net income by geographic region is presented after tax and before those consolidation adjustments, amortization of goodwill and minority interests.

                                                            YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------
                                                2002                  2001                  2000
                                         ------------------    ------------------    ------------------
                                          GROSS                 GROSS                 GROSS
                                         PREMIUMS     NET      PREMIUMS     NET      PREMIUMS     NET
                                         WRITTEN     INCOME    WRITTEN     INCOME    WRITTEN     INCOME
                                         --------    ------    --------    ------    --------    ------
                                                                 (E IN MILLION)
Germany
  Life...............................      9,369        80       8,969        65       9,094       514
  Health.............................      2,865        64       2,691        48       2,587        56
  Consolidation adjustments..........         --        (7)         --        14          --        13
                                          ------      ----      ------      ----      ------     -----
     Total...........................     12,234       137      11,660       127      11,681       583
Rest of Europe.......................      5,181       (95)      5,486       381       5,751       910
Rest of World........................      3,251       (24)      3,010       (49)      2,818       (71)
Consolidation adjustments............         (3)       (2)        (11)       --         (11)       (2)
                                          ------      ----      ------      ----      ------     -----
     Subtotal........................     20,663        16      20,145       459      20,239     1,420
Amortization of goodwill.............         --      (174)         --      (146)         --      (137)
Minority interests...................         --       177          --       (84)         --      (658)
                                          ------      ----      ------      ----      ------     -----
     Total...........................     20,663        19      20,145       229      20,239       625
                                          ======      ====      ======      ====      ======     =====

     A significant portion of the Group's life/health operations in Rest of Europe and Rest of World consists of sales of unit-linked products. Only the cost- and risk-related components of premiums generated from the sale of such products is included in gross premiums written under IFRS.

Germany

     The Allianz Group was the largest provider of life insurance and the third-largest provider of health insurance in Germany, with estimated market shares of 14.8% and 12.4%, respectively, as measured by gross premiums written in 2002. Germany is by far the Allianz Group's most important market for life/health insurance. As a percentage of the Group's total life/health gross premiums written worldwide, Germany accounted for 59.2% in 2002, 57.8% in 2001, and 57.7% in 2000. On a statutory premium basis, Germany accounted for 31.4% of the Group's total life/ health gross premiums written in 2002.

     The Allianz Group conducts its life/health insurance operations in Germany through:

     -- Allianz Lebensversicherungs-AG, the main operating company for the Group's German life insurance operations. In January 2002, pursuant to an agreement announced in 2001, the Allianz Group purchased an additional 40.5% of Allianz Leben's outstanding shares from Munich Re, thereby increasing the Group's shareholding in Allianz Leben to 91.0%, with the balance of the outstanding shares in Allianz Leben publicly traded in Germany. See "Related Party Transactions." At December 31, 2002, the Allianz Group owned 91.0% of Allianz Leben. In November 2002, the Allianz Group merged its former life insurance subsidiary Vereinte Lebensversicherung AG into Allianz Leben, with retroactive effect to January 1, 2002;

     -- Deutsche Lebensversicherungs-AG, a wholly owned subsidiary of Allianz
        Leben, which is the Group's vehicle for selling standardized, low-cost term insurance and unit-linked annuities in Germany; and

     -- Allianz Private Krankenversicherungs-AG ("Allianz Private Health"), the
        Group's health insurance subsidiary, formerly known as Vereinte Krankenversicherung AG, which was renamed in January 2003.

     The Allianz Group's life/health insurance operations in Germany employed 9,683 people at the end of 2002, 10,366 people at the end of 2001 and 9,995 people at the end of 2000.

     Distribution

     The Allianz Group's distribution channels for its life/health products in Germany are similar to those used for the Group's property-casualty products. Many of the Group's products in Germany are distributed through common or overlapping distribution systems. In its German life/health insurance businesses, the Allianz Group distributes its products primarily through a network of self-employed, full-time tied agents. For the Group's individual life, health and mutual fund products, the network of full-time tied agents is the Group's most important distribution channel. Brokers are also an important channel for the distribution of Allianz Leben's and Allianz Private Health's group life and health products. The bank distribution channel is utilized primarily in the Group's life insurance business. The Allianz Group distributes its life insurance products through Dresdner Bank, and under contractual arrangements with Volks- und Raiffeisenbanken, a network of cooperative banks in southern Germany, as well as through IKB, a German industrial credit bank. Since 2001, the Group has placed approximately 960 insurance specialists (as of December 31, 2002) to sell both life insurance products and property-casualty insurance products at Dresdner Bank branches throughout Germany.

     The following table sets forth certain key data concerning the Allianz Group's distribution systems as they relate to life and health insurance at and for the year ended December 31, 2002:

                                                                                 % OF 2002
                                                                         -------------------------
                                                                                           HEALTH
                                                             NUMBER(1)   LIFE PREMIUMS    PREMIUMS
                                                             ---------   -------------    --------
Full-time tied agents....................................     11,656          58.6          82.0
Part-time tied agents....................................     43,076           5.5           7.2
Brokers..................................................      7,601           9.7           5.9
Banks....................................................      2,224(2)       19.4            --
Other(3).................................................         --           6.8           4.9
                                                              ------         -----         -----
Total....................................................         --         100.0         100.0
                                                              ======         =====         =====

------------
(1) Represents the total number in Germany for all Allianz Group segments.

(2) Represents the number of German branches at Dresdner Bank (811), and at unaffiliated banks, comprising Volks- und Raiffeisenbanken (1,406) and Industrie Kredit-Bank (7), with which the Allianz Group has distribution agreements covering the Group's property-casualty and life/health insurance products.

(3) Includes all Allianz Group employees in Germany, who are able to sell Allianz policies.

     Life Insurance

     Life insurance is the most popular form of savings for old age in Germany. With the demographic shift toward an aging German population, the Allianz Group sees increasing opportunities for its life insurance business as private sector products are used to supplement decreasing levels of state provisions. In addition, the demand for insurance against financial loss resulting from occupational disability has grown rapidly in Germany in recent years as the German statutory social insurance system has provided declining levels of support.

     On January 1, 2002, a new law (the "Altersvermogensgesetz") took effect, providing incentives for private retirement plans and company pension funds beginning in 2002. The new law, which was enacted by the German legislature in May 2001, provides for direct state subsidies or, in certain circumstances, tax-free premium payments, and it requires that life-long benefit payments be guaranteed. The benefit payments will be subject to income tax. In July 2001, the Allianz Group started selling through Allianz Leben specially designed products that satisfy the legal requirements of the Altersvermogensgesetz, primarily that the sum of premium payments be fixed at the beginning of the benefit payment period. The Allianz Group established Allianz Pensionskasse AG, a wholly owned subsidiary of Allianz Leben, and Allianz Dresdner Pensionsfonds AG, a wholly owned subsidiary of Allianz AG, in 2002 in order to more aggressively sell a variety of pension products in accordance with the Altersvermogensgesetz. Although sales of Altersvermogensgesetz products have been slower than initially expected, Allianz Leben is the leader in this market, with an estimated market share of approximately 20% as of December 31, 2002.

     In the life insurance area, the Group's policy surrender rates were 3.7% in 2002, 3.6% in 2001, and 3.6% in 2000, compared to German industry-wide surrender rates of 4.9%, 4.6%, and 4.5% (based on information provided by Gesamtverband der Deutschen Versicherungswirtschaft), respectively. The Allianz Group believes that this is in large part due to its widely recognized and well respected brand name, its position as a market leader in most German insurance lines, its reputation for superior customer service and its financial strength. The Group also pays close attention to promoting follow-on business, which involves persuading policyholders to reinvest funds. This typically takes the form of using the benefits paid out on an endowment policy as the single premium for an immediate annuity that ensures a guaranteed income for the rest of the policyholder's life, or investing in a fund managed by the Group's asset management subsidiary ADAM. See "-- Asset Management Operations." The proportion of funds paid by the Group's German life insurance operations that were reinvested in other Allianz products has increased significantly over the past three years.

     Products

     The Allianz Group's German life insurance companies offer a comprehensive and unified range of life insurance and life insurance-related products on both an individual and group basis.

The main classes of coverage offered are: endowment life insurance, annuity policies, term life insurance, unit-linked annuities, and other life insurance-related forms of cover, which are provided as riders to other policies and on a stand-alone basis. Allianz Leben also assumes reinsurance of each of these individual and group life insurance products.

     The Allianz Group's endowment life products for the German market include policies both with unchanging levels of premiums and guaranteed benefits and with premiums and guaranteed benefits that rise automatically in accordance with contributions to the German statutory pension system in Germany. Amounts payable at maturity of an endowment policy include a "guaranteed benefit," an amount established by reference to a legally mandated maximum guaranteed technical interest rate on actuarial reserves. This interest rate is currently 3.25% per year for policies issued on or after July 1, 2000, having declined from 4% per year. The future profit participation credited to policyholders is not guaranteed. The total amount payable at the maturity of a policy, which is calculated based on the total expected profit participation, is the principal basis of competition between life insurance providers in the German market. Under current German law, the policyholder must be credited with at least 90% of each year's statutory net investment result plus an appropriate share in other profit components. In the current competitive environment, however, the rate of profit participation exceeds this statutory minimum and is subject to periodic adjustment by insurers in light of competitive conditions prevailing from time to time. In conformity with prevailing market conditions, the Allianz Group currently credits 91% to 92% of each year's profits to policyholders.

     Health Insurance

     Allianz Private Health is the third-largest private health insurer in Germany, with approximately 2.3 million customers and an estimated market share of approximately 12.4% in 2002. Allianz Private Health has strong ties to the German medical profession and is the largest health insurer for this profession in Germany and is the market leader in providing group health insurance.

     The German statutory healthcare system operates as a mandatory system for persons with incomes below a specified threshold (Versicherungspflichtgrenze) and allows persons with incomes above the threshold to voluntarily opt out of the statutory system and use the private healthcare system. Currently, the German healthcare system is dominated by the German statutory schemes, while private providers of health insurance, including Allianz Private Health, compete for the remainder.

     In January 2003, this specified income threshold was raised by the German legislator in order to stabilize and maintain the statutory healthcare system. As a consequence, the number of individuals who are able to choose protection under the private healthcare system may decrease. While this measure may reduce new business for full private health coverage for salaried employees, it may also create new business opportunities for supplementary insurance for individuals insured under statutory health insurance plans. Further changes to the German healthcare system are currently being considered, in particular with a view to reducing costs. Enactment into law of any such changes may have an impact on private health insurance providers, as the amount of new business written under full private health coverage may further decrease.

     Allianz Private Health provides a wide range of health insurance products, including full private healthcare coverage for the self-employed, salaried employees and civil servants; supplementary insurance for people insured under statutory health insurance plans; daily sickness allowance for the self-employed and salaried employees; hospital daily allowance; supplementary care insurance; and foreign travel medical expenses insurance.

     Like endowment and other life insurance products, health insurance products include mandatory profit-sharing features, whereby Allianz Private Health, like any other German private health insurer, returns 80% of the statutory profit on its health business, after the payment of claims and claims costs, the establishment of reserves, payment of taxes and other expenses, to policyholders annually, generally in the form of premium subsidies or rebates. Since the beginning of 2000, Allianz Private Health has also been required by law to allocate to its policyholders 90% of interest surplus which is a component of statutory profits. As with the Group's endowment policies in Germany, the actual level of profit sharing the Group provides its policyholders is, for competitive reasons, in excess of the statutory minimum and has been between 85% and 90% of statutory profits in recent years.

Rest of Europe

     The Rest of Europe is the Allianz Group's second-largest market for life/health insurance. As a percentage of the Group's total life/health gross premiums written worldwide, the Rest of Europe accounted for 25.1% in 2002, 27.2% in 2001 and 28.4% in 2000.

     The Allianz Group conducts its life/health insurance operations in the Rest of Europe through four main groups of operating companies in France, Italy, Spain and Switzerland. The life products the Allianz Group writes in its various Rest of Europe markets are written on both an individual and group basis and include traditional term and annuity products, unit-linked products and endowment and pension products. The design and features of these products vary by country, depending on local tax laws, product regulation and market conditions, and are designed to pay death benefits, optimize inheritances, provide for retirement, pay annuities or build capital, or combinations of these.

     France. The Allianz Group conducts its life/health insurance operations in France through the companies of the AGF Group. The AGF Group is the eighth-largest life insurance provider in France, with an estimated market share of 4.7%, based on gross premiums written in 2002. The AGF Group provides a broad line of life insurance and other financial products, including short-term investment and savings products. An important portion of AGF Group's life premiums is generated through the sale of unit-linked policies and investment-oriented products with guaranteed interest, for which only the cost- and risk-related components of premiums are reflected in gross premiums written under IFRS.

     The AGF Group also operates in the French health insurance market through a separate business unit responsible for both group insurance and health insurance and offers a wide variety of health products, which are designed to pay benefits that complement those of the mandatory French Social Security plan. The results of the Group's health operations in France are included in part in the Group's property-casualty segment and in part in the Group's life segment.

     Italy. The Allianz Group conducts its life/health insurance operations in Italy primarily through the Italian Subsidiaries. Taken together, the Italian Subsidiaries are the second-largest life insurer in the Italian market, with an estimated market share of 13.6%, based on gross premiums written in 2002. The Italian Subsidiaries' individual life policies are primarily endowment policies but also include annuities and other policies, including capitalization and other products. Consistent with trends in the Italian market generally, the Italian Subsidiaries' products include an increasing amount of unit-linked policies, where policyholders participate directly in the performance of policy-related investments, and a decreasing amount of endowment products. In 2002, sales of unit-linked and equity-linked products sold through banks reached 71.0% of the Group's total statutory life premiums in Italy, reflecting the importance of this distribution channel. The Italian Subsidiaries' unit-linked policies include products linked to funds managed by the Italian Subsidiaries, as well as by third-party investment managers, and index-linked products.

     Spain. The Allianz Group is the fourteenth-largest life insurance provider in Spain, with an estimated market share of 2.0%, based on gross premiums written in 2002. The Group conducts its life/health operations in Spain primarily through Allianz Spain and through Eurovida and Europensiones, the Group's joint ventures with Banco Popular. The Group's Spanish life insurance subsidiaries sell mainly traditional life insurance and pensions and unit-linked products.

     Switzerland. The Allianz Group conducts its life/health operations in Switzerland primarily through the Swiss Subsidiaries. Taken together, the Swiss Subsidiaries are the sixth-largest life insurance provider in Switzerland, with an estimated market share of 4.8%, based on gross premiums written in 2002. The Swiss Subsidiaries sell a wide range of individual and group life insurance products, including retirement and old age, death and disability products.

     Other. The Allianz Group conducts significant life/health operations in the remainder of the Rest of Europe through approximately 18 Allianz subsidiaries in more than 13 other European countries. In Austria, the Allianz Group operates through its life insurance subsidiary Allianz

Elementar Leben. The Group serves the Belgian life insurance market primarily through AGF Belgium Insurance and the Netherlands life insurance market primarily through Royal Nederland Verzekeringsgroep. The Group's largest life insurance subsidiaries in other countries in the Rest of Europe are located in Greece, Luxembourg, Portugal, Hungary and Poland. The Group's life insurance products in Other Rest of Europe are generally the same as the life products the Allianz Group offers in the German market. The Group's life insurance operations in Other Rest of Europe had gross premiums written of E1,260 million in 2002, E1,148 million in 2001, and E971 million in 2000.

Rest of World

     As a percentage of the Allianz Group's total life/health gross premiums written worldwide, Rest of World accounted for 15.7% in 2002, 14.9% in 2001 and 13.9% in 2000. The Group's primary life/health markets in Rest of World are the United States and the Asia-Pacific region.

     United States. The Allianz Group serves the United States life/health insurance market through Allianz Life, which is headquartered in Minneapolis, Minnesota. Allianz Life and its subsidiaries are licensed to write business in all 50 states, the District of Columbia and Guam. Allianz Life markets a wide variety of fixed and variable life insurance and annuity contracts, and long-term care insurance to individual and corporate customers. Allianz Life is a market leader in providing equity-indexed annuities to individuals and life and health reinsurance to individual and corporate customers. In 2002, the Group's total statutory premiums written from life/health insurance in the United States, which include sales of investment-oriented products, were E9,530 million, up significantly from E4,982 million in 2001.

     Asia-Pacific. The primary life/health insurance markets in which the Allianz Group operates in the Asia-Pacific area are as follows:

     South Korea. The Allianz Group's insurance operations in South Korea consist of two Group subsidiaries, Allianz Life Insurance Korea, formerly First Life, which the Group acquired in 1999, and France Life, a former subsidiary of AGF which joined the Allianz Group in 1998 following the Allianz Group's acquisition of AGF. The Allianz Group refers to these subsidiaries together as the South Korean Subsidiaries. The South Korean Subsidiaries market a wide variety of life insurance products including individual endowment insurance, education insurance, protection insurance, annuities, traditional whole life insurance policies, group life insurance protection and employee severance plans. Together, the South Korean Subsidiaries generated E1,894 million in annual statutory premiums in 2002.

     Other Asia-Pacific. In addition to the primary markets described above, the Allianz Group conducts life insurance operations in Taiwan, China, Thailand, Indonesia, India and Malaysia. The Group also markets a range of health insurance products in Indonesia, Singapore and Pakistan.

     Other. In addition to the United States and Asia-Pacific, the Allianz Group also sells life/ health products in South America, primarily Brazil, Chile and Colombia.

COMPETITION

     There is substantial competition in Germany and the other countries in which the Allianz Group does business for the types of insurance products and services that it provides. This competition is most pronounced in the Group's more mature markets -- Germany, France, Italy and the United States. In recent years, however, competition in emerging markets has also increased as large insurance and other financial services participants from more developed countries have sought to establish themselves in markets perceived to offer higher growth potential, and as local institutions have become more sophisticated and have sought alliances, mergers or strategic relationships with competitors of the Allianz Group.

     In Germany, which is the Allianz Group's largest market for insurance operations, there is intense competition for virtually all of the products and services that the Allianz Group provides. In addition, the German insurance sector is a mature market in which the Group already has significant market shares in most lines of business.

BANKING OPERATIONS

     Through its subsidiary Dresdner Bank, the Allianz Group offers a wide range of private, commercial and investment banking products and services for corporate, governmental and individual customers, primarily in the European market. Based on total assets at December 31, 2001 and information published by American Banker (July 12, 2002), Dresdner Bank was one of the largest banks in Germany, the thirteenth-largest bank in Europe and the twenty-first-largest bank in the world.

     The Allianz Group established banking as its fourth core business segment alongside property-casualty insurance, life/health insurance and asset management following the Allianz Group's acquisition of Dresdner Bank in 2001. The Group has included Dresdner Bank in its consolidated financial statements since July 23, 2001, the date of the acquisition. Prior to 2001, the Allianz Group had included the results of its banking operations, together with those of its asset management business, in its financial services segment. The Group's banking segment, established in 2001, consists primarily of the banking operations of Dresdner Bank, as the other banking operations of the Allianz Group have not historically been significant. Total banking income increased from E1,722 million in 2000 to E12,841 million and E21,275 million in 2001 and 2002, respectively. For a discussion of the Group's asset management operations, including those of Dresdner Bank, which are not included in the Group's banking segment, see "-- Asset Management Operations." For the year ended December 31, 2002, the Group's banking segment recorded a loss of E1,358 million. This result included a realized gain of E1,912 million from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (see "-- Asset Management Operations") and a realized gain of E244 million from the merger of the Group's mortgage banking subsidiary Deutsche Hyp into Eurohypo AG (see "-- Other -- Real Estate"), as well as E287 million of other net realized gains on investments (see "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.").

     The selected statistical information on the Allianz Group's banking operations set forth in "-- Selected Statistical Information Relating to the Group's Banking Operations" differs in significant respects from, and may not be comparable to, the financial information presented below. Although the Allianz Group has included Dresdner Bank in the Group's consolidated financial statements since July 23, 2001, the statistical information includes the banking operations of Dresdner Bank for all periods presented. The statistical information for all periods presented also includes the asset management operations of Dresdner Bank, which the Allianz Group does not include in its banking segment. In addition, the statistical information presents the assets and liabilities of Dresdner Bank without reflecting the adjustments that are necessary to apply purchase accounting, which the Allianz Group has applied in the financial information presented below. For additional information, see
"-- Selected Statistical Information Relating to the Group's Banking
Operations."

     Dresdner Bank was founded in 1872 in Dresden, Germany, and grew by acquisition and branch expansion throughout Germany to become a leading German bank. In 1952, Dresdner Bank was split into three separate institutions, which were subsequently reunified to form Dresdner Bank Aktiengesellschaft, Frankfurt am Main, in 1957. In recent years, Dresdner Bank has made significant acquisitions in investment banking, including British merchant bank Kleinwort Benson Group plc in 1995 and U.S.-based investment bank Wasserstein Perella & Co. in January 2001, and asset management, including U.S. asset manager RCM Capital Management in 1995.

     With approximately 1,100 branch offices and 47,000 employees at December 31, 2002, Dresdner Bank is focused on selected customer groups, geographic regions and business areas in which the bank traditionally holds a strong position. The Allianz Group's principal banking products and services include traditional commercial banking activities such as deposit taking, lending (including residential mortgage lending), cash management and transaction banking, as well as corporate finance advisory services, mergers and acquisitions advisory services, capital and money market services, securities underwriting and securities trading and derivatives business on the Group's own account and for the Group's customers.

     The Allianz Group operates through the domestic and international branch network of Dresdner Bank and through various subsidiaries both in Germany and abroad, some of which also have branch networks. At December 31, 2002, the Group's branch banking network comprised approximately 1,000 German branches, giving the Group a presence throughout Germany, and 100 non-German branches. For 2002, Germany, the Rest of Europe and the NAFTA zone accounted for approximately 77%, 14% and 8%, respectively, of Dresdner Bank's net revenue from banking operations.

REORGANIZATION OF BUSINESS DIVISIONS

     Dresdner Bank reorganized its business structure in the course of 2001 to focus on two major operating divisions, Private and Business Clients and Corporates & Markets. In 2001, in order to serve comparable customer needs out of a single integrated business division focused on corporate customers and the capital markets, the Allianz Group combined its investment banking activities and its European corporate banking and capital markets activities into its Corporates & Markets division. Effective January 1, 2002, the Allianz Group also integrated its small business operations, which the Group had previously included as part of its Corporates & Markets division, with the Group's Private Clients division to form a new Private and Business Clients division. The goal of this reorganization is to increase fee and commission income by creating cross-selling opportunities through joint provision of services to both small business and private client customers and by offering a wider range of commission-related services together with additional advisory expertise.

     In addition, effective January 1, 2002, the Allianz Group merged the home loan savings businesses of the Allianz Group and Dresdner Bank, which provide home loans at favorable rates to customers with home loan savings accounts, into a new entity, Allianz Dresdner Bauspar AG, within the new Private and Business Clients division. In 2001, the Allianz Group included the home loan savings business of the Group other than Dresdner Bank in the Group's Private Clients division, while the home loan savings business of Dresdner Bank was reported with the Group's other real estate activities in the real estate business line of the Group's Other division.

     On August 1, 2002, the Allianz Group also merged its mortgage banking subsidiary, Deutsche Hyp, which was a part of the Group's Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo AG ("Eurohypo"). The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002. In connection with the merger, Dresdner Bank provided a guarantee of up to E351 million for loan losses relating to the portfolio of Deutsche Hyp. The Allianz Group accounts for its remaining interest of approximately 28% of Eurohypo using the equity method. Following the merger, the real estate business line of the Group's banking segment was dissolved. See "-- Other -- Real Estate."

     In September 2002, in conjunction with the restructuring measures described below, the Allianz Group announced that certain performing loans to non-strategic customers and non-performing loans as well as certain private equity investments held primarily by the Group's Corporates & Markets division and certain undrawn loan commitments would be bundled together in the new IRU within the Group's banking segment, effective in 2003. The aim of the IRU is to free up risk capital through the reduction of risk-weighted assets by restructuring non-performing loans to strategic customers with the intent of returning such loans to the business units from which they originated, while maximizing the recovery from remaining non-performing loans, as well as non-strategic customer loans, through repayment, sale, hedging, securitization and other means. Loans to be bundled together in the IRU are primarily performing loans to non-strategic clients, such as small-capitalization clients in Latin America, Asia and the United States, as well as, to a lesser extent, loans to corporate and private clients that are currently non-performing. The IRU is expected to initially include approximately E31 billion, consisting of approximately E22 billion of loans (including approximately E7 billion of non-performing loans and approximately E1 billion of potential problem loans) and approximately E1 billion of other non-strategic assets, including private equity investments, and approximately E8 billion of undrawn commitments.

     In other initiatives, the Allianz Group combined the private equity operations of the Allianz Group and Dresdner Bank into Allianz Private Equity Holding in April 2002 and merged the Group's information technology companies AGIS and DREGIS effective January 1, 2003.

COST-CUTTING AND RESTRUCTURING MEASURES

     In 2002, in order to increase operating efficiency and cut costs in the Group's banking segment, Dresdner Bank supplemented its existing restructuring programs introduced in 2000 and 2001 with new initiatives affecting major parts of its banking operations. For these combined initiatives, Dresdner Bank has announced plans to eliminate an aggregate of approximately 11,000 positions and to significantly improve the operating efficiency of Dresdner Bank by 2004. An aggregate of approximately 7,050 positions had been eliminated under these initiatives as of December 31, 2002. The Allianz Group believes that it has made significant progress in 2002 toward reaching these goals, and the Group intends to continue striving in 2003 toward the successful completion of its cost-cutting initiatives.

     In order to align costs more closely with the two major operating divisions of the Group's banking segment, in 2002 the Allianz Group recorded restructuring charges associated with its cost-cutting and restructuring plans within the respective operating divisions of the Group's banking segment. Restructuring charges originally reflected in net income of the Group's Other division in 2001 have accordingly been reclassified to the Group's Private and Business Clients division and its Corporates & Markets division in order to facilitate comparison with the presentation of such charges in 2002.

     For additional information on restructuring charges recorded in 2002, see "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Other Expenses."

     The principal cost-cutting and restructuring measures implemented in 2002 were as follows:

     -- In September 2002, the Allianz Group announced further initiatives involving the elimination of an additional approximately 3,000 positions in the Group's banking segment, including approximately 2,100 positions in its Corporates & Markets division, 300 positions in its Private and Business Clients division and 600 positions in its Other division. The goal of the initiatives is to further reduce administrative expenses without reducing operating income. In connection with the elimination of the first 1,500 of these positions, the Allianz Group recorded restructuring charges of approximately E199 million in 2002. The Group expects to record an additional approximately E5 million in charges associated with the termination of a further 100 of these 3,000 positions in the first half of 2003. The Allianz Group expects to record the remaining charges under these plans when such charges qualify under IFRS. Approximately 650 employees had been terminated pursuant to these plans as of December 31, 2002.

     -- In April 2002, as part of its ongoing cost-cutting measures, the Allianz
        Group announced the elimination of an additional approximately 200 positions in its Corporates & Markets division. Costs associated with eliminating these positions of approximately E17 million were recorded within Acquisition costs and administrative expenses in 2002 without establishing restructuring provisions. All 200 of these positions had been eliminated as of December 31, 2002. See "-- Results of
        Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Acquisition Costs and Administrative Expenses."

     Over the course of 2002, the Allianz Group also continued to implement the comprehensive restructuring plans introduced by Dresdner Bank in 2001 and 2000 to reduce administrative expenses:

     -- In September 2001, the Allianz Group announced plans involving an aggregate reduction of approximately 1,300 positions throughout its banking segment. In the course of 2001, only the Group's restructuring plans at its German subsidiaries were sufficiently detailed to qualify for restructuring charges to be recorded under IFRS. Pursuant to such qualifying plans, the Allianz Group recorded charges of E31 million in 2001 for the elimination of approximately 240 positions in branch and support functions at the Group's German subsidiaries. Pursuant to plans that qualified for restructuring charges in 2002, the Allianz Group recorded further charges of E73 million in connection with the elimination of approximately 1,000 positions. In addition, the Group expects to record charges for the elimination of the approximately 60 remaining positions in 2003 when such charges qualify under IFRS. Of the 1,300 positions to be eliminated under these plans, approximately 750 positions had been eliminated as of December 31, 2002.

     -- In 2001, in connection with the reorganization of its Corporates &
        Markets division discussed above (see "-- Reorganization of Business Divisions"), the Allianz Group recorded charges of approximately E118 million for the elimination of approximately 1,500 positions, primarily in front and back office support functions. Additional charges of approximately E6 million associated with the reorganization were recorded in 2002 to reflect a revised estimate of costs associated with leased property. For additional information on the restructuring charges recorded in 2001, see "-- Results of Operations -- Year Ended December 31, 2001 -- Other Expenses." Of the 1,500 positions to be reduced under this reorganization, all 1,500 had been eliminated as of December 31, 2002.

     -- In 2000, Dresdner Bank announced a restructuring plan calling for consolidation of its German branch network and related back-office activities in Germany, including closing approximately 300 of the Group's German branches, and the discontinuation of commercial lending activities outside of Europe that are not directly related to investment banking, by 2004. These measures included aggregate job cuts of approximately 5,000 employees. Restructuring charges for the plan were initially recorded by Dresdner Bank in 2000, with further charges of approximately E10 million recognized during 2002. Of the charges recorded in 2000, the Allianz Group recorded releases of E76 million in 2002 and E5 million in 2001. The releases recorded in 2002 reflected primarily a decision not to implement plans to relocate certain banking operations in New York and changes in estimates of costs associated with the consolidation of back-office functions in Germany. The releases recorded in 2001 were attributable to changes in estimates of employee termination costs in connection with the discontinuation of the Group's commercial lending activities outside Europe. As a result of this plan, the Group reduced the total number of German branch locations from approximately 1,350 at December 31, 1999 to approximately 1,000 at December 31, 2002. Of the aggregate 5,000 positions to be eliminated under this plan, approximately 3,950 positions had been eliminated as of December 31, 2002.

     In February 2003, as part of the continued reorganization of its business structure to focus on its two operating divisions, the Allianz Group announced the closure of its wholly owned subsidiary Lombardkasse AG ("Lombardkasse"), a broker-dealer specializing in securities custody and clearing transactions. The closure was effective in February 2003 and involved the termination of approximately 80 employees. Charges of approximately E40 million were recorded within other expenses in 2002 in connection with the termination of certain service contracts associated with the closure. See "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Other Expenses."

     In addition, in February 2003, as part of its efforts to focus on the Allianz and Dresdner Bank brands, the Allianz Group announced plans to integrate the activities of its direct banking subsidiary Advance Bank and Financial Planner into the Allianz Group in 2003. The Group plans to incorporate the approximately 900 employees of Advance Bank and Financial Planner into the joint sales network of Allianz and Dresdner Bank. In connection with this initiative, the Allianz Group estimates that it may record total charges of approximately E70 million.

     The Allianz Group had approximately 47,000 employees at December 31, 2002 in its banking segment, compared to approximately 52,300 employees (including part-time employees and employees on leave) at December 31, 2001.

COMPETITION

     The Allianz Group is subject to intense competition in all aspects of its banking business from both bank and non-bank institutions that provide financial services and, in some of the Group's activities, from government agencies. Substantial competition exists among a large number of commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds to provide the types of banking products and services that the Allianz Group offers in its banking operations. In its Private and Business Clients division, the Allianz Group's main competitors are Deutsche Bank, HypoVereinsbank, Commerzbank, Citibank and German savings and cooperative banks. In its Corporates & Markets division, the Group's main competitors for large multinational corporate and financial institution clients are Deutsche Bank, Goldman Sachs, Morgan Stanley, Merrill Lynch, Citigroup and Commerzbank, while the Group's main competitors for medium-sized corporate clients are Deutsche Bank, Commerzbank and HypoVereinsbank, as well as German public state banks and savings and cooperative banks. Competition is based on a number of factors, including distribution systems, transaction execution, products and services, innovation, reputation and price. In recent years, the Allianz Group has generally experienced intensifying price competition as competitors have sought to increase their market share. The Group believes this trend will continue.

RESULTS OF OPERATIONS

     The following table sets forth certain financial information for the Allianz Group's banking operations for the years indicated.

                                                                  YEAR ENDED DECEMBER 31,
                                                                ----------------------------
                                                                 2002      2001(1)     2000
                                                                -------    -------    ------
                                                                       (E IN MILLION)
Interest and similar income.................................     13,336      9,085     1,502
Income (net) from investments in affiliated enterprises,
  joint ventures, and associated enterprises................      2,071(2)   1,016       122
Other income from investments...............................      1,430        628        25
Trading income..............................................      1,081        244         7
Fee and commission income, and income from service
  activities................................................      2,925      1,474         2
Other income................................................        432        394        64
                                                                -------    -------    ------
       Total income.........................................     21,275     12,841     1,722
                                                                -------    -------    ------
Interest and similar expenses...............................     (9,509)    (6,852)   (1,257)
Other expenses for investments..............................     (2,225)      (465)      (33)
Loan loss provisions........................................     (2,222)      (588)      (21)
Acquisition costs and administrative expenses...............     (7,581)    (3,446)     (170)
Amortization of goodwill....................................       (241)       (70)        8
Other expenses..............................................     (1,034)    (1,193)     (125)
                                                                -------    -------    ------
       Total expenses.......................................    (22,812)   (12,614)   (1,598)
                                                                -------    -------    ------
Earnings from ordinary activities before taxation...........     (1,537)       227       124
Taxes.......................................................        154          6        67
Minority interests in earnings..............................         25       (453)      (90)
                                                                -------    -------    ------
Net income (loss)...........................................     (1,358)      (220)      101
                                                                =======    =======    ======

------------

(1) Reflects the inclusion of Dresdner Bank in the Group's consolidated financial statements as of July 23, 2001.

(2) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, this item includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Real Estate."

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     The following section discusses the consolidated results of the Allianz Group's banking operations for the years ended December 31, 2002 and 2001. This discussion focuses on factors and trends that affected the Group's consolidated banking results for the full year 2002 compared to the part-year period after the Group's acquisition of Dresdner Bank on July 23, 2001, since the Group's banking operations prior to its acquisition of Dresdner Bank were not significant. As discussed below, the Group's banking results in 2002 were significantly affected by the merger into Eurohypo and deconsolidation on August 1, 2002 of the Group's former mortgage banking subsidiary Deutsche Hyp (see "-- Other -- Real Estate"), as well as the E1,912 million of realized gains recorded in connection with the transfer in August 2002 of Dresdner Bank's German asset management subsidiaries to ADAM (see "-- Asset Management Operations").

     Net interest and current income. The Allianz Group measures interest and current income in its banking operations on a net basis. Net interest and current income consists of interest and similar income, income from affiliated enterprises, joint ventures and associated enterprises, less interest and similar expenses.

     The following table shows net interest and current income and its income statement components for the years indicated:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                -----------------
                                                                 2002     2001(1)
                                                                ------    -------
                                                                 (E IN MILLION)
Interest and similar income.................................    13,336     9,085
Income (net) from investments in affiliated enterprises,
  joint ventures and associated enterprises.................     2,071(2)  1,016
Interest and similar expenses...............................    (9,509)   (6,852)
                                                                ------    ------
       Net interest and current income......................     5,898     3,249
                                                                ======    ======

------------

(1) Reflects the inclusion of Dresdner Bank in the Group's consolidated financial statements as of July 23, 2001.

(2) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, this item includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Real Estate."

     Interest and similar income consists primarily of income from loans and advances to banks and to customers and investment securities. Interest and similar income from the Allianz Group's banking operations was E13,336 million in 2002, reflecting primarily a decrease of approximately E79,700 million, or approximately 19%, of the Group's average interest-earning assets due to the deconsolidation of Deutsche Hyp as of August 1, 2002 and decreasing interest yields in the major markets in which the Group operates. Of this amount, income from loans and advances to customers accounted for E7,092 million. Interest and similar income on loans and advances to customers was adversely affected by both a decrease in average interest yields and a decrease in average volume due primarily to the deconsolidation in August 2002 of Deutsche Hyp, which affected primarily the Group's German operations. Income from lending and money market transactions was E1,073 million, substantially all of which related to transactions with banks. Interest income from lending and money market transactions was also adversely affected by both a decrease in average interest yields and a decrease in average volume. Interest and similar income from investment securities was E2,232 million, consisting primarily of income from fixed-interest government securities of E1,951 million and corporate debt securities of E50 million, reflecting the significance of fixed-income securities in the Group's portfolio despite decreased volume in the Group's German operations due to the deconsolidation in August 2002 of Deutsche Hyp. Dividends from equity securities, which are included in interest and similar income, were E206 million, reflecting primarily a decline in investments in equity securities.

     Net income from investments in affiliated enterprises, joint ventures and associated enterprises, which consists primarily of realized gains and losses from the disposition of such investments, was E2,071 million in 2002, reflecting primarily a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, net income from investments in affiliated enterprises, joint ventures and associated enterprises included a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Real Estate."

     Interest and similar expense consists primarily of interest expense on certificated liabilities, deposits, repurchase agreements and derivatives qualifying for hedge accounting treatment. Interest and similar expense was E9,509 million in 2002, consisting primarily of interest expense of E4,075 million on deposits, E3,633 million on certificated liabilities, consisting of long-term bonds and certificated money-market instruments, as well as long-term subordinated liabilities (E578 million) and profit participation certificates (E133 million), which reflected in each case the impact of a general decline in interest rates as well as declining volumes. The decline in volumes was due primarily to a decrease of approximately E76,200 million, or 21%, in the Group's average interest-bearing liabilities due to the deconsolidation in August 2002 of Deutsche Hyp and reduced funding requirements as a result of reduced lending activities. The impact of the decon-solidation was particularly evident in certificated liabilities and in liabilities to customers. Other interest expense was E1,090 million.

     Net interest and current income from the Group's banking operations was E5,898 million in 2002, reflecting primarily decreased interest and similar income due to lower interest rates and decreased lending volumes, which were more than offset by income from investments in affiliated enterprises, joint ventures and associated enterprises of E2,071 million, reflecting realized gains from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (E1,912 million) and the merger in August 2002 of Deutsche Hyp into Eurohypo (E244 million), as well as decreased interest and similar expense due to decreased average liability volumes and lower average interest rates.

     The Allianz Group defines its net interest spread and its net interest margin by reference to the information set forth in "-- Selected Statistical Information Relating to the Group's Banking Operations -- Average Balance Sheet and Interest Rate Data." The Allianz Group's net interest spread, which consists of the difference between the average interest rate earned on average interest-earning assets of 4.0% and the average interest rate paid on average interest-bearing liabilities of 3.7%, was 0.3% in 2002, reflecting an overall reduction in interest income from higher-yielding loans to customers and investment securities, due primarily to the deconsolidation in August 2002 of Deutsche Hyp, reduced lending volumes and an overall decline in the interest rate environment. The Group's net interest margin, which the Group defines as net interest income, including net interest income on trading assets and trading liabilities, as a percentage of average interest-earning assets, was 0.7% in 2002. For further information concerning the net interest spread and net interest margin in the Group's banking business for 2002 and prior years, see "-- Selected Statistical Information Relating to the Group's Banking Operation -- Net Interest Margin."

     Other Income from Investments. Other income from investments consists primarily of realized gains on investments. Other income from investments was E1,430 million in 2002, primarily as a result of E1,265 million of realized gains on the disposition of equity securities available for sale, including intercompany transfers to reposition equity investments within the Group in the course of 2002, and an additional E116 million on the disposition of government debt securities available for sale. The gain on this intercompany transfer was eliminated at the Group level.

     Trading Income. Trading income comprises mainly realized and unrealized gains and losses from trading in interest and equity products, foreign exchange and precious metals, and the effects of derivative contracts that do not qualify for hedge accounting. Trading income is net of interest expense and includes both proprietary trading revenues and margins realized from trades made on behalf of customers. Trading income was E1,081 million in 2002, consisting primarily of income of E738 million from trading in interest products, reflecting an increase in the trading volume of interest products due to ongoing weakness in the equity securities markets. Income from trading in equity products was a loss of E49 million. Income from foreign exchange and precious metals trading was E301 million, while income from the effects of derivative contracts that do not qualify for hedge accounting declined to E90 million, reflecting the decrease in income from derivative instruments that do not qualify for hedge accounting and are therefore recorded at fair value. Gains or losses on such financial instruments arising from valuation at fair value are included in trading income.

     Fee and Commission Income, and Income from Service Activities. Fee and commission income, and income from service activities from the Group's banking operations comprises mainly fees and commissions from the Group's securities, lending, transaction banking, underwriting and mergers and acquisitions advisory businesses. Fee and commission income, and income from service activities was E2,925 million in 2002. Fee and commission income from the Group's securities business was E1,066 million for this period, reflecting decreased transaction volume in the Group's equity products business due to the continuing reluctance of German clients to engage in equity securities transactions in light of market conditions. Fee and commission income from the Group's mergers and acquisitions advisory businesses (E252 million) and its underwriting business (E104 million) also was negatively affected as a result of slowing market activity in the underwriting and advisory businesses in 2002. In addition, fee and commission income included commission income on account and payment transactions (E390 million), insurance, real estate and other brokerage commissions (E232 million), commissions earned from lending (E196 million), commissions earned for asset management products from third-party customers (E207 million) and commissions earned from the Group's ADAM segment for marketing and selling their asset management products (E113 million).

     Other Income. Other income from the Group's banking operations was E432 million, consisting primarily of income from releasing or reducing miscellaneous accrued liabilities (E53 million), non-trading foreign currency transaction gains (E36 million), gains from disposals of fixed assets (E28 million) and other income (E279 million).

     Other Expenses for Investments. Other expenses for investments from the Allianz Group's banking operations consist of realized losses and impairment write-downs on securities and other investments. Other expenses for investments were E2,225 million in 2002, reflecting E1,129 million of impairment write-downs, primarily on equity securities, and E1,096 million of realized losses, mainly on investments in equity securities. The realized losses on equity securities reflected primarily realized losses on two major shareholdings as part of intercompany transfers to reposition equity investments within the Group in the course of 2002. The losses on intercompany transfers were eliminated at the Group level.

     Loan Loss Provisions. Loan loss provisions in the Allianz Group's banking operations consists of specific loan loss provisions, country loan loss provisions and general loan loss provisions. In addition, provisions for contingent liabilities relating to the Group's lending business are included in this category. The Allianz Group establishes specific loan loss provisions if the Group considers it probable that specifically identified borrowers are no longer able to make their contractually agreed upon interest and principal payments. The Group establishes general loss provisions to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. The Group establishes country risk provisions for transfer risk, which is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country, on the basis of the Group's country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile. For the year ended December 31, 2002, additions to net loan loss provisions in the Group's banking segment were E2,222 million, consisting of E3,106 million of new provisions, offset in part primarily by releases of E810 million of existing provisions and recoveries of E74 million.

     The Group recorded new specific loan loss provisions of E2,889 million in 2002, of which E2,151 million related to corporate borrowers, particularly in the telecommunications, media and construction sectors, reflecting the continued weakness in the global economy, deteriorating credit quality of borrowers and increased insolvencies. The Allianz Group also recorded specific provisions of E665 million relating to private individuals and E73 million relating to banks. Country loan loss provisions were a net release of E97 million in 2002, reflecting releases of E208 million, due primarily to country upgrades, decreased lending volumes and other reductions of exposures subject to country risk provisions, offset in part by increased provisions of E111 million primarily relating to exposures in Brazil. Net general loan loss provisions were E89 million in 2002, based primarily on historical loss experience and management's assessment of the credit quality of the loan portfolio caused by the deteriorating condition of the global economy. Of the additional net loan loss provisions of E2,222 million in 2002, the Group recorded E1,592 million in its Corporates & Markets division, primarily in Germany, Latin America and the United States, E561 million in its Private and Business Clients division, primarily in Germany, and E69 million in its Other division. A total of approximately E1,259 million of the net specific loan loss provisions in 2002 related to borrowers in Germany.

     The continuing weakness in the loan portfolio of the Group's banking segment is evidenced by the increase in the Group's non-performing loans and potential problem loans in 2002. For additional information on non-performing loans and potential problem loans, see "-- Selected Statistical Information Relating to the Group's Banking Operations -- Risk Elements." At December 31, 2001, the Group's non-performing loans and potential problem loans were E13,655 million and E2,876 million, respectively, which included approximately E3,306 million of non-performing loans and E670 million of potential problem loans, respectively, attributable to the loan portfolio of Deutsche Hyp. Excluding Deutsche Hyp, at December 31, 2001, the Group's non-performing loans and potential problem loans were E10,349 million and E2,206 million, respec-tively. At December 31, 2002, following the deconsolidation of Deutsche Hyp on August 1, 2002, the Group's non-performing loans and potential problem loans were E11,625 million and E2,437 million, respectively. On a comparable basis, excluding loans attributable to Deutsche Hyp, these amounts represented a net increase of E1,276 million, or 12.3%, in non-performing loans and E231 million, or 10.5%, in potential problem loans from year-end 2001. At December 31, 2002, the ratio of the total allowances for loan losses to total loans was approximately 5.2%, while the ratio of the total allowances for loan losses to total non-performing loans was approximately 59.9% in each case, reflecting the deconsolidation of Deutsche Hyp. These percentages represented an increase from the corresponding ratio of 4.5% and a decrease from the corresponding ratio of 68.5%, respectively, at December 31, 2001, on a comparable basis excluding loans and allowances for loan losses attributable to Deutsche Hyp.

     Since 2000, Dresdner Bank has charged off loans when, based on management's judgment, all economically sensible means of recovery have been exhausted. Prior to 2000, Dresdner Bank charged off loans only when all legal means of recovery had been exhausted. This change in practice has affected both the timing and amount of charge-offs in the years 2000 to 2002, and in 2002 also affected the level of the Group's non-accrual loans. In 2002, the Group's banking segment's gross charge-offs were E1,889 million. See "-- Selected Statistical Information Relating to the Group's Banking Operations -- Summary of Loan Loss Experience."

     To reduce its exposure to credit risks, the Allianz Group has taken a variety of steps in 2002 and 2003, including reducing its loans to corporate borrowers in the United States, Argentina and Brazil. In addition, in 2003, the Group began the process of reorganizing certain performing loans to non-strategic customers, non-performing loans and certain other non-strategic assets into the IRU. See "-- Reorganization of Business Divisions." For additional information, see "-- Selected Statistical Information Relating to the Group's Banking Operations -- Summary of Loan Loss Experience."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in the Group's banking segment, which consist primarily of personnel expenses and operating expenses, were E7,581 million in 2002. Personnel expenses amounted to E4,335 million, reflecting primarily decreased wages and salary expenses, social security and pension expenses due to a reduction in headcount as a result of the Group's ongoing cost-cutting and restructuring measures and the expiration of the bonus and retention agreements with Dresdner Bank executives and key management personnel made after merger negotiations with Deutsche Bank in 2000. These decreases were offset in part by continuing bonus and retention payments made in connection with the acquisition of Wasserstein Perella & Co. in January 2001. Bonus and retention payments recorded in 2002 amounted in the aggregate to E1,058 million. Operating expenses were E3,246 million, consisting mainly of occupancy-related costs (E1,263 million), depreciation expenses (E395 million), fee and commission expenses (E267 million), marketing and advertising expenses (E249 million), expenses for amortization of software and other intangible assets (E235 million), travel expenses (E143 million), consulting fees (E134 million), training costs (E125 million) and other operating expenses (E435 million). For a discussion of the Group's restructuring program to reduce administrative expenses, see
"-- Cost-Cutting and Restructuring Measures."

     Amortization of Goodwill. Amortization of goodwill in the Allianz Group's banking operations was E241 million in 2002, attributable primarily to the acquisition of Dresdner Bank on July 23, 2001.

     Other Expenses. Other expenses from the Allianz Group's banking operations were E1,034 million in 2002, reflecting primarily restructuring charges of E245 million, and write-downs of E202 million relating to an investment in a real estate property owned by Dresdner Bank, as well as other expenses of E587 million, including E40 million of costs recorded in connection with the termination of certain service contracts associated with the closure of Lombardkasse. Restructuring charges recorded in 2002 consisted primarily of charges relating to cost-cutting measures in the Group's Corporates & Markets division (E288 million), offset in part by releases of E87 million from restructuring plans initiated by Dresdner Bank in 2001 and 2000. For a discussion of the Group's restructuring programs, see "-- Cost Cutting and Restructuring Measures."

     Taxes. Taxes on the Allianz Group's banking segment amounted to a tax credit of E154 million in 2002. The tax benefit was due to tax losses, for which a deferred tax asset was recognized.

     Minority Interests in Earnings. Minority interests in the Allianz Group's banking segment were a credit of E25 million in 2002.

     Net Income. Net income for the Allianz Group's banking operations was a loss of E1,358 million in 2002, reflecting the continued weakness in the capital markets and the deteriorating credit quality of borrowers in Germany and the Group's other major markets. The loss was attributable primarily to a significant decline in income in conjunction with a high level of net loan loss provisions (E2,222 million), write-downs on investment securities (E1,129 million) and realized losses on investment securities (E1,096 million), offset in part by realized gains from the transfer of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM (E1,912 million), the merger of Deutsche Hyp into Eurohypo (E244 million) and realized gains on equity securities (E1,265 million), as well as a tax credit (E154 million). Although the Group was able to reduce administrative expenses significantly over the course of 2002 as a result of cost-cutting and restructuring measures (see
"-- Cost Cutting and Restructuring Measures"), the reduction in costs was not sufficient to offset the decline in income.

Year Ended December 31, 2001

     The following section discusses the consolidated results of the Allianz Group's banking operations for the year ended December 31, 2001. This discussion focuses on factors and trends that affected the Group's consolidated banking results after the Group's acquisition of Dresdner Bank on July 23, 2001, since the Group's banking operations prior to its acquisition of Dresdner Bank were not significant.

     Net interest and current income. The Allianz Group measures interest and current income in its banking operations on a net basis.

     The following table shows net interest and current income and its income statement components for the years indicated:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                -----------------
                                                                2001(1)     2000
                                                                -------    ------
                                                                 (E IN MILLION)
Interest and similar income.................................     9,085      1,502
Income (net) from investments in affiliated enterprises,
  joint ventures and associated enterprises.................     1,016        122
Interest and similar expenses...............................    (6,852)    (1,257)
                                                                ------     ------
     Net interest and current income........................     3,249        367
                                                                ======     ======

------------

(1) Reflects the inclusion of Dresdner Bank in the Group's consolidated financial statements as of July 23, 2001.

     Interest and similar income from the Group's banking operations was E9,085 million in 2001, reflecting primarily declining interest rates and decreasing loan balances, offset in part by increased income from other interest-bearing instruments. Of this amount, income from loans accounted for E5,566 million, reflecting the Group's reduction of non-core commercial lending activities outside of Europe, together with intense competition for borrowers in most areas of lending. Income from lending and money market transactions was E1,908 million, of which E1,472 million related to increased volume of reverse repurchase agreements. Interest income from securities available for sale was E1,291 million, consisting primarily of income from fixed-interest government securities (E1,148 million), reflecting an increase in the volume of such securities in the Group's portfolio.

     Net income from investments in affiliated enterprises, joint ventures and associated enterprises was E1,016 million in 2001, reflecting primarily realized gains of E866 million from the sale of equity holdings in Munich Re in connection with the Allianz Group's acquisition of Dresdner Bank on July 23, 2001. For additional information on the Group's disposition of ordinary shares of Munich Re in 2001, see "Related Party Transactions -- Transaction with Munich Re."

     Interest and similar expense was E6,852 million in 2001, consisting primarily of interest expense of E3,837 million on certificated liabilities, including long-term bonds and long-term subordinated liabilities, which reflected the impact of declining interest rates. Interest expense on deposits and from repurchase agreements was E2,079 million, reflecting primarily an increase with respect to repurchase agreements in the volume of short term transactions due to uncertain economic conditions, as well as a slight increase in the average balance of deposits from customers, particularly non-German corporate clients, offset in part by a decrease in deposits from banks.

     Net interest and current income from the Allianz Group's banking operations amounted to E3,249 million in 2001. Excluding the Group's sale of a part of its shareholding in Munich Re, there was a downward trend in net interest and current income in 2001 due to a shift in the second half of the year from corporate and customer lending to lower-yielding reverse repurchase agreements and investment securities and a shift in funding from deposits from banks to repurchase agreements.

     The Allianz Group's net interest spread was 0.36% in 2001, reflecting a change in the mix of interest income from higher-yielding loans to customers to lower-yielding reverse repurchase agreements and trading assets, and a change in the mix of funding from higher-yielding deposits from banks to lower-yielding repurchase agreements. The Group's net interest margin was 0.45% in 2001. In each case, the Group's net interest spread and margin reflect income and expense from Dresdner Bank only for the period from July 23, 2001 to December 31, 2001, calculated as a percentage of the average assets for such period. For a discussion of the interest spread and margin in the Group's banking business for the full year 2001 and prior years, see "-- Selected Statistical Information Relating to the Group's Banking Operation -- Net Interest Margin."

     Other Income from Investments. Other income from investments amounted to E628 million in 2001, primarily as a result of E406 million of realized gains on the disposition of equity securities available for sale, including primarily shareholdings of Dresdner Bank, and an additional E92 million on the disposition of government debt securities available for sale.

     Trading Income. Trading income was E244 million in 2001, reflecting primarily income from other dealings in derivative financial instruments of E177 million, net of trading interest expense. Income from securities trading was E67 million, reflecting gains from foreign exchange and bond trading which more than offset losses in the equity trading portfolio.

     Fee and Commission Income, and Income from Service Activities. Fee and commission income, and income from service activities amounted to E1,474 million in 2001. Fee and commission income from the Group's securities business was E623 million for this period, reflecting decreased transaction volume in the Group's mutual fund and equity securities businesses due to the reluctance of German clients to engage in securities transactions. Fee and commission income from the Group's lending, underwriting and mergers and acquisitions advisory businesses of E213 million, also was negatively affected as a result of slowing market activity in the underwriting and advisory businesses in 2001. In addition, fee and commission income included commission income on account and payment transactions (E176 million), insurance and real estate commissions (E76 million), and commissions earned from the Group's asset management segment (E194 million).

     Other Income. Other income from the Group's banking operations in 2001 was E394 million.

     Other Expenses for Investments. Other expenses for investments were E465 million in 2001, reflecting primarily E340 million of realized losses, mainly on investments in equity securities and E125 million of impairment write-downs. The realized losses on equity securities reflected primarily realized losses on shareholdings of Dresdner Bank.

     Loan Loss Provisions. For the year ended December 31, 2001, net loan loss provisions in the Allianz Group's banking segment were E588 million, consisting of E1,197 million of new provisions, offset in part primarily by releases of E593 million of existing provisions. Provisions for loan losses in 2001 significantly exceeded expectations in both the Group's German and non-German loan portfolios, due primarily to the continuing deterioration of the global economy. In its Dresdner Bank operations, the Allianz Group added specific loan loss provisions of E562 mil-lion for corporate borrowers and E308 million for private clients. All of the Group's private client provisions and the majority of its corporate provisions were incurred in respect of German borrowers. A substantial part of the Group's non-German corporate provisions in 2001 were incurred in the United States, including approximately E100 million related to one corporate borrower. The Allianz Group recorded net general loss provisions of E33 million in 2001, based primarily on historical loss experience and management's assessment of the credit quality of the loan portfolio caused by the deteriorating condition of the global economy, and released net country risk provisions of E92 million. To reduce its loan loss exposure, the Group took a variety of steps in 2001, including reducing its loans to corporate borrowers in the United States by approximately 25% for the year ended December 31, 2001. To manage country risk, the Allianz Group also reduced its loan exposure in Latin American and other problem loan countries, including Argentina, which helped to reduce the impact on the Group's banking operations of the Argentine financial crisis in late 2001. For additional information, see "-- Selected Statistical Information Relating to the Group's Banking Operations -- Summary of Loan Loss Experience."

     Acquisition Costs and Administrative Expenses. Acquisition costs and administrative expenses in the Allianz Group's banking segment were E3,446 million in 2001. Personnel expenses amounted to E2,045 million, reflecting primarily wages and salary expenses, social security and pension expenses and bonus and retention payments made to Dresdner Bank executives and key management personnel pursuant to agreements made after merger negotiations with Deutsche Bank in 2000 and in connection with the acquisition of Wasserstein Perella & Co. in January 2001. Bonus and retention payments recorded in 2001 amounted in the aggregate to E744 million, of which E462 million were recorded in acquisition costs and administrative expenses and E282 million in other expenses. See
"-- Other Expenses." Operating expenses were E1,401 million, consisting mainly of rental expenses (E376 million), depreciation expenses (E205 million), fee and commission expenses (E184 million), marketing and advertising expenses (E151 million), training and outsourcing expenses (E92 million) and travel expenses (E84 million). For a discussion of the Group's restructuring program to reduce administrative expenses, see "-- Cost-Cutting and Restructuring Measures."

     Amortization of Goodwill. Amortization of goodwill in the Allianz Group's banking operations was E70 million in 2001, attributable primarily to the acquisition of Dresdner Bank on July 23, 2001.

     Other Expenses. Other expenses from the Allianz Group's banking operations were E1,193 million in 2001, reflecting primarily charges of E206 million recorded in connection with the integration of Dresdner Bank into the Allianz Group, restructuring charges of E132 million, expenses for amortization of software and other intangible assets of E119 million and consulting fees of E60 million. Other expenses also included bonus and retention payments of E282 million; the Allianz Group recorded the additional bonus and retention payments noted above in acquisition costs and administrative expenses. The integration costs of E206 million comprised mainly consulting costs of E98 million and other non-staff costs of E95 million relating primarily to integration of information technology systems. The Allianz Group recorded additional charges in connection with the integration of Dresdner Bank at Allianz AG, the results of which are shown in the Group's property-casualty business segment. See "-- Insurance Operations -- Property-Casualty Insurance Operations -- Results of
Operations -- Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 -- Acquisition Costs and Administrative Expenses." Restructuring charges recorded in 2001 consisted primarily of charges relating to the reorganization of the Group's Corporates & Markets division (E118 million) and other German subsidiaries (E31 million), offset in part by releases of E17 million from restructuring plans initiated in May 2000. For a discussion of the Group's restructuring programs, see "-- Cost Cutting and Restructuring Measures."

     Taxes. Taxes on the Group's banking operations amounted to a tax credit of E6 million in 2001. The tax benefit was due to tax losses, for which a deferred tax asset was recognized. Taxable income was reduced by tax-exempt capital gains.

     Minority Interests in Earnings. Minority interests in the Group's banking operations were E453 million in 2001, reflecting primarily the application of the minority interest ownership in Dresdner Bank during the period ended December 31, 2001 to the historical cost basis of Dresdner Bank.

     Net Income. Net income for the Allianz Group's banking operations was a loss of E220 million in 2001, reflecting the weakness in the capital markets, particularly in the second half of 2001. The loss was attributable primarily to reduced fee and commission income (E1,474 million), due primarily to decreased transaction volume attributable to clients' general reluctance to engage in securities transactions, in combination with a high level of net loan loss provisions (E588 million). At the same time, administrative expenses were high (E3,446 million), due largely to high personnel costs and bonus and retention payments, and the Allianz Group incurred significant other expenses (E1,193 million), primarily in connection with the integration of Dresdner Bank into the Group and the implementation of measures to restructure the Group's banking segment as discussed above. See "-- Cost Cutting and Restructuring Measures."

BANKING OPERATIONS BY DIVISION

     The Allianz Group conducts its banking operations through two principal operating business divisions, Private and Business Clients and Corporates & Markets. The Group's Other division includes income and expense items that are not attributable to one of the Group's operating divisions.

     The following table sets forth certain key data concerning the Allianz Group's banking operations by division for the years indicated. Consistent with the Group's general practice, net revenue by division is presented before consolidation adjustments representing the elimination of transactions between Group companies in different segments. Net income by division is presented before amortization of goodwill and minority interests.

BANKING OPERATIONS -- KEY DATA BY DIVISION

                                                             YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------------------------
                                           2002(1)                   2001(2)                    2000
                                     --------------------    -----------------------    --------------------
                                        NET         NET         NET           NET          NET         NET
                                     REVENUE(3)    INCOME    REVENUE(3)    INCOME(4)    REVENUE(3)    INCOME
                                     ----------    ------    ----------    ---------    ----------    ------
                                                                 (E IN MILLION)
Private and Business
  Clients(5).....................      3,350         (304)     1,678          (160)         --          --
Corporates & Markets(5)..........      3,758       (1,642)     1,725          (797)         --          --
Other............................      2,496          804      1,861         1,260         432         183
                                       -----       ------      -----         -----         ---         ---
     Subtotal....................      9,604       (1,142)     5,264           303         432         183
                                       -----       ------      -----         -----         ---         ---
Amortization of goodwill.........         --         (241)        --           (70)         --           8
Minority Interests...............         --           25         --          (453)         --         (90)
                                       -----       ------      -----         -----         ---         ---
     Total.......................      9,604       (1,358)     5,264          (220)        432         101
                                       =====       ======      =====         =====         ===         ===

------------

(1) Includes a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. See "-- Asset Management Operations." The gain on this transfer was eliminated at the Group level. In addition, includes a realized gain of E244 million resulting from the merger of Deutsche Hyp into Eurohypo in August 2002. See "-- Other -- Real Estate."

(2) Reflects the inclusion of Dresdner Bank in the Group's consolidated financial statements as of July 23, 2001.

(3) Consists of total income (less interest and similar expenses, other expenses for investments, fee and commission expenses, other investment-related expenses) and tax credits. Amounts in 2002 and 2001 have been reclassified to reflect the inclusion in net revenue of tax credits and certain other items.

(4) Restructuring charges of E14 million and E95 million originally reflected in net income of the Group's Other division have been reclassified to the Group's Private and Business Clients division and its Corporates & Markets division, respectively, to facilitate comparison with the presentation of such charges in 2002. In addition, integration charges of E44 million and E16 million originally reflected in net income of the Group's Other division have been reclassified to the Group's Private and Business Clients division and its Corporates & Markets division, respectively, to facilitate comparison with the presentation of such charges in 2002.

(5) Amounts for 2001 have been reclassified to reflect the integration effective January 1, 2002 of the Group's small business operations, which the Allianz Group had previously included as part of its Corporates & Markets division, with the Group's former Private Clients division to form its new Private and Business Clients division.

Private and Business Clients

     The Allianz Group serves its private and small business customers through its Private and Business Clients division. In 2002, the Group's Private and Business Clients division accounted for approximately 34.9% of the Group's net revenue from banking operations.

     The Allianz Group's Private and Business Clients business is one of the Group's two core banking activities. The Group believes that rising levels of private wealth, increasing emphasis on private retirement provision and an interest in equity securities and investment funds are increasing long-term demand not only in Germany, but throughout Europe for sophisticated, individualized investment and private retirement provision advice. Focusing on structured investment and private retirement provision advice is a core element of the Group's Private and Business Clients strategy. The Group's Private and Business Clients operations also continue to grow in importance for the distribution of investment banking, asset management and insurance products. The Allianz Group aims to bundle its banking know-how to provide private individual and small business clients with similar advisory requirements with an all-around selection of products and services for their business as well as private financial needs. In 2002, the Group provided Private and Business Clients banking products and services to approximately 5.7 million customers with more than E49 billion of deposits and more than E93 billion of assets held under custody.

     The Allianz Group's Private and Business Clients customer base consists of high net worth customers worldwide, individual customers in Germany (including affluent customers) and small business customers.

     Products and Services

     The Allianz Group offers a wide range of banking, asset management and insurance products and services for high net worth, affluent and other private individual customers. For its high net worth customers, the Group offers sophisticated, personalized solutions through Dresdner Private Banking International. The Group's services include advisory and discretionary portfolio management, fund-based portfolio management, administration of trusts and estates and structural asset analysis, including tax planning. For its affluent customers, the Allianz Group provides structured financial advice based on a variety of financial planning and investment tools and products, such as mutual funds, mutual fund portfolio management, tax-advantaged products and alternative investments. For its other private individual customers, the Group's banking products and services include deposit-taking, the transmission of payments, commercial and consumer lending, mortgage lending and other property-related financing services, credit card operations, securities brokerage and asset management services and insurance. For its small business customers, the Allianz Group provides comprehensive financial advice for their private and business needs, including assistance with credit facilities and securities investment, company pension scheme and insurance products and services. The Group allocates fees between its banking segment and its asset management and insurance segments in the case of cross-segment sales and distribution activities, e.g., the sale of proprietary fund products or insurance policies through the Group's Private and Business Client distribution channels.

     Distribution

     In its Private and Business Clients division, the Allianz Group distributes its products primarily through its branch bank network and its on-site securities advisors, as well as its network of ATMs. The Group also offers its banking products and services through a variety of other Internet and electronic banking channels, Allianz Group insurance agencies and call centers.

Corporates & Markets

     The Allianz Group serves its corporate and capital markets customers through its Corporates & Markets division, into which the Group combined its former investment banking and corporate clients business divisions in 2001. Through this combination, the Group aims to take advantage of its access to corporate Europe, the Allianz Group's strong credit rating, its extensive capital markets experience around the world and its strong position in Germany and the United Kingdom. In 2002, the Group's Corporates & Markets division accounted for approximately 39.1% of the Group's net revenue from banking operations.

     The Allianz Group's Corporates & Markets division is focused on raising capital for corporate and institutional customers in the Group's core markets of Germany, the United Kingdom and other countries in Western Europe, and the United States. The Allianz Group offers a wide range of investment banking, commercial banking and other capital markets products and services to its Corporates & Markets customers. The Group's customer base consists of approximately 20,000 client groups, most of which are domiciled in Germany.

     Products and Services

     The Allianz Group's Corporates & Markets division offers corporate finance advisory services on mergers and acquisitions, divestitures, restructurings and other strategic matters, securities underwriting and market making, securities and derivatives trading, portfolio management, custodial services, and other capital markets products and services. The Group also provides corporate loans, takes deposits and provides its corporate customers with payment, management consulting, real estate and other corporate banking services.

     Distribution

     In its Corporates & Markets division, the Allianz Group relies on relationship managers and sales teams working together with product specialists to develop in-depth corporate finance expertise in both investment banking and commercial banking to meet the capital markets needs of the Group's clients. The Group's goal is to offer a full range of capital markets products and services to its Corporates & Markets clients worldwide. Its customers now have a choice of three complementary distribution channels: standard "face-to-face" support by professional advisory staff, the Internet, and the Group's service centers.

Other

     The banking segment's Other division contains income and expense items that are not directly assigned to the operating divisions, as well as transaction banking and, until August 2002, its real estate business lines. Income and expense items that are not directly assigned to the Group's operating divisions include, in particular, expenses for banking segment functions and projects affecting more than one division, realized gains and losses from the Group's strategic investment portfolio and provisioning requirements for country and general risks. In addition, other items contains charges for the restructuring measures that have been introduced. See "-- Cost-Cutting and Restructuring Measures." In 2002, the banking segment's Other division accounted for approximately 26.0% of the Group's net revenue from banking operations.

     Real Estate. Until August 2002, the Allianz Group served its real estate customers through its real estate business line, which comprised primarily the business operations of the Group's mortgage bank Deutsche Hyp and its German real estate fund management subsidiary, DEGI Deutsche Gesellschaft fur Immobilienfonds GmbH ("DEGI").

     On August 1, 2002, the Allianz Group merged Deutsche Hyp with Rheinische Hypothekenbank AG, the mortgage banking subsidiary of Commerzbank, and Eurohypo AG, the mortgage banking subsidiary of Deutsche Bank, into a single entity, which retained the name Eurohypo. The Allianz Group deconsolidated Deutsche Hyp, which had assets of E79,134 million and liabilities of E76,784 million as of the date of the deconsolidation, on August 1, 2002. The Allianz Group holds an ownership interest of approximately 28% in Eurohypo, while Deutsche Bank and Commerzbank hold approximately 38% and 32%, respectively, with the remainder publicly traded. The Allianz Group expects Eurohypo to develop over the next several years into a strong competitor in the European commercial mortgage banking market by achieving economies of scale and offering a broader product portfolio. Eurohypo retained the existing residential and other private mortgage banking business of Deutsche Hyp at the time of the merger, while the Group's new residential and other private mortgage banking operations were transferred to Allianz Leben. As of August 1, 2002, the real estate business line in the banking segment's Other division was dissolved. The Allianz Group's German real estate fund management subsidiary DEGI remained in the banking segment's Other division.

     Transaction Banking. As a corporate service unit in Germany, the Allianz Group's transaction banking business line primarily provides the Group's Private and Business Clients and Corporates & Markets divisions, as well as ADAM and other Allianz Group companies, with a wide variety of products and services relating to the processing of securities business and payments transactions. Through its custody business, the Allianz Group offers a comprehensive range of custody products and services to national and international financial intermediaries. As of December 31, 2002, the total market value of securities under custody in Dresdner Bank was E415 billion.

ASSET MANAGEMENT OPERATIONS

     The asset management segment of the Allianz Group operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Group's insurance operations. The Allianz Group managed approximately E989 billion of third-party assets and Group's own investments on a worldwide basis as of December 31, 2002, with key management centers in Munich, Frankfurt, London, Paris, Singapore, Hong Kong, Milan, Westport, Connecticut, and San Francisco, San Diego and Newport Beach, California. The Allianz Group's third-party assets under management have grown significantly in recent years, with the exception of 2002, and were approximately E561 billion as of December 31, 2002. As measured by total assets under management at December 31, 2002, the Allianz Group was one of the five leading asset managers in the world.

     The following table sets forth certain key data concerning the Allianz Group's asset management operations at December 31 for the years indicated:

ASSETS UNDER MANAGEMENT: KEY DATA

                                                                  DECEMBER 31,
                                           ----------------------------------------------------------
                                                 2002               2001(1)                2000
                                           ----------------    ------------------    ----------------
                                              E         %          E          %         E         %
                                                                 (E IN MILLION)
Third-party assets(2)..................    560,588     56.7      620,458     55.1    336,424     48.0
Group's own investments(3).............    403,061     40.7      480,876     42.7    341,283     48.7
Separate account assets(2)(4)..........     25,657      2.6       24,692      2.2     22,770      3.3
                                           -------    -----    ---------    -----    -------    -----
  Total................................    989,306    100.0    1,126,026    100.0    700,477    100.0
                                           =======    =====    =========    =====    =======    =====

------------

(1) Reflects the inclusion of Dresdner Bank in the Group's consolidated financial statements as of July 23, 2001.

(2) Assets are presented at fair value.

(3) Includes trading liabilities and adjustments to reflect real estate and investments in affiliated enterprises, joint ventures and associated enterprises at market value, and excludes certain loans to banks and loans to customers. Amounts in 2001 have been revised to facilitate comparison with the presentation of Group's own investments in 2002.

(4) Represents investments held on account and at risk of life insurance policyholders.

     The Allianz Group's asset management operations pursue two separate but related objectives. In its third-party asset management business, the Allianz Group seeks to leverage the power of its portfolio management expertise, existing customer relationships and distribution to maintain and further develop the Group's position as a leading global asset manager. In the management of its Group's own investments, the Allianz Group seeks to maximize long-term total return on its investments for the benefit of the Group's shareholders and policyholders, including the value of the Group's portfolio of financial and industrial equity participations, while remaining within the Group's risk management guidelines.

     The Allianz Group manages its third-party asset management business primarily through ADAM, the Group's wholly owned asset management subsidiary formed after the Group's acquisition of Dresdner Bank in July 2001. The Allianz Group reorganized its former financial services segment in late 2001 under ADAM in order to integrate the asset management operations of Dresdner Bank, to achieve new economies of scale and to extend the reach of the Group's distribution networks for asset management products and services. The Group consolidated the assets and liabilities and results of operations of Dresdner Bank's asset management business into the Group's asset management segment as of July 23, 2001, the date of the acquisition. In August 2002, the Allianz Group transferred substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. Pursuant to this transfer, debt in the amount of E1,850 million remains outstanding from Allianz AG to Dresdner Bank, which will be repaid in the first half of 2003. The banking operations formerly included in the Group's financial services segment are now a part of the Group's banking segment. See "-- Banking Operations." As of December 31, 2002, ADAM managed approximately E513 billion, or 91%, of the Group's third-party assets under management and approximately E194 billion, or 48%, of the Group's own investments. The remainder of the Group's third-party assets are managed by Dresdner Bank (approximately E24 billion, or 4%) and other Allianz Group companies. The majority of the Group's own investments (approximately E209 billion, or 52%) continue to be managed by the respective investment management units of Allianz Group insurance companies around the world.

     The Allianz Group conducts its third party asset management business primarily through the Group's operating companies worldwide under the umbrella brand ADAM. As part of its multi-regional strategy, however, the Allianz Group operates under multiple brand names in different regions. In the United States, the Group's main operating companies include PIMCO, Nicholas-Applegate, Dresdner RCM Global Investors, and Oppenheimer Capital. In Europe, the Allianz Group operates primarily through AGF Asset Management, RAS Asset Management, Deutscher Investment Trust ("dit") and Dresdner Bank Investment Management ("dbi"), as well as Dresdner RCM Global Investors and PIMCO. In Asia, after rebranding in 2002, the Group's main brands are Allianz Dresdner Asset Management, PIMCO and Meiji Dresdner Asset Management.

     In October 2002, together with Guotai Junan Securities ("GTJA"), the Allianz Group established Guotai Junan Allianz Fund Management Co., a Shanghai-based joint venture that was the first joint venture fund management company and the first licensed fund manager with foreign participation in China. Through the combination of GTJA's distribution network and the Group's international asset management expertise, the Allianz Group believes its joint venture is well positioned to make successful inroads into this growth market.

RESULTS OF OPERATIONS

     The following table sets forth certain summarized financial information for the Allianz Group's asset management operations for the years indicated:

                                                                  YEAR ENDED DECEMBER 31,
                                                                ---------------------------
                                                                 2002     2001(1)     2000
                                                                ------    -------    ------
                                                                      (E IN MILLION)
Interest and similar income.................................       119       129        204
Income from affiliated enterprises, joint ventures and
  associated enterprises....................................       (12)       (3)         1
Other income from investments...............................        35        44         18
Trading income..............................................        (1)       10         16
Fee and commission income, and income from service
  activities................................................     2,918     2,479      1,420
Other income................................................       126        79         63
                                                                ------    ------     ------
Total income................................................     3,185     2,738      1,722
                                                                ------    ------     ------
Interest and similar expenses...............................       (89)      (82)       (61)
Other expenses for investments..............................       (22)      (57)        --
Net loan loss provision.....................................        (2)       --         --
Acquisition costs and administrative expenses...............    (2,378)   (1,895)      (484)
Amortization of goodwill....................................      (377)     (243)       (89)
Other expenses..............................................      (551)     (795)    (1,043)
                                                                ------    ------     ------
Total expenses..............................................    (3,419)   (3,072)    (1,677)
                                                                ------    ------     ------
Earnings from ordinary activities before taxation...........      (234)     (334)        45
Taxes.......................................................        59       168          4
Minority interests in earnings..............................      (230)     (182)      (136)
                                                                ------    ------     ------
Net income..................................................      (405)     (348)       (87)
                                                                ======    ======     ======

------------

(1) Reflects the inclusion of Dresdner Bank in the Group's consolidated financial statements as of July 23, 2001.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Assets Under Management. Third-party assets under management, Group's own investments and separate account assets decreased by E137 billion, or 12.2%, to E989 billion at the end of 2002 from E1,126 billion at the end of 2001. The decrease was due primarily to exchange rate movements (E77 billion with respect to third-party assets), particularly a decline in the U.S. dollar, and substantial price declines in the capital markets (E25 billion with respect to third-party assets), offset in part by significant net capital inflows of approximately E56 billion into fixed-income funds. Of the decrease, E78 billion represented a decrease in Group's own investments, while E59 billion represented a decrease in third-party assets under management. Excluding the effects of exchange rate movements, the Allianz Group's third-party assets under management would have increased by E18 billion, or 2.9%, to E638 billion at the end of 2002 due primarily to net inflows of E43 billion, primarily into fixed-income funds.

     Net Income. Asset management net income decreased by E57 million, to a net loss of E405 million in 2002 from a net loss of E348 million in 2001, due primarily to increased amortization of goodwill reflecting the acquisition and full-year consolidation in 2002 of Dresdner Bank, as well as minority interest in earnings related to the PIMCO Group. Total income, which consists primarily of fee and commission income, and income from service activities, increased by E447 million, or 16.3%, to E3,185 million in 2002 from E2,738 million in 2001, reflecting primarily the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by the lower average assets under management due to the effects of exchange rate movements and price declines in the capital markets. Total expenses increased by E347 million or 11.3%, to E3,419 million in 2002 from E3,072 million in 2001, due primarily to the full-year consolidation in 2002 of Dresdner Bank's former asset management operations, offset in part by restructuring measures implemented in the course of 2002 at virtually all of the Group's equity investment operations to increase operational efficiency by reducing personnel and streamlining back-office operations and product lines. Total expenses included acquisition-related expenses of E729 million recorded in 2002. The acquisition-related expenses consisted primarily of amortization of goodwill of E377 million associated with the acquisitions of Dresdner Bank, PIMCO and Nicholas-Applegate and amortization charges of E155 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition. Another E197 million are retention payments for the management and employees of PIMCO and Nicholas-Applegate. In addition, minority interest of E230 million in the Group's asset management operations was accounted for mainly by the minority interest in PIMCO (E162 million) of PIMCO's former parent company, which continues to hold a minority ownership interest in PIMCO. Allianz's ownership interest in PIMCO was recently restructured. Pursuant to such restructuring, neither Allianz nor PIMCO's former parent company can put or call the entire ownership interest of PIMCO's former parent company in PIMCO with effect prior to October 2004, although either party may put or call up to $250 million of such ownership interest in any calendar quarter, beginning with the quarter ended March 31, 2003. On March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of PIMCO that such former parent company had exercised its right to put $250 million of its remaining ownership interest in PIMCO to Allianz, with payment therefor due by April 30, 2003. Excluding the effects of the acquisition-related expenses of E729 million, earnings from ordinary activities before taxation from the Group's asset management operations would have been E495 million in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Assets Under Management. Third-party assets under management, Group's own investments and separate account assets increased by E426 billion, or 60.8%, to E1,126 billion at the end of 2001 from E700 billion at the end of 2000. The increase was due primarily to the Allianz Group's acquisitions of Dresdner Bank and Nicholas-Applegate, and to a lesser extent, an increase in the Group's own investments and third-party assets under management. Of the increase, E140 billion represented growth in Group's own investments, while E284 billion represented growth in third-party assets under management, primarily as a result of the acquisition of Dresdner Bank (E211 billion), as well as the acquisition of Nicholas-Applegate (E29 billion). Excluding the effects of these acquisitions, as well as the effects of exchange rate movements (E16 billion), the Group's third-party assets under management would have increased by E28 billion, or 8.3%, to E364 billion at the end of 2001 due primarily to growth in fixed-income investments in the Group's PIMCO operations.

     Net Income. Asset management net income decreased by E261 million, to a net loss of E348 million in 2001 from a net loss of E87 million in 2000, despite the increase in assets under management, primarily because costs rose more quickly than income. Total income, which consists primarily of fee and commission income, and income from service activities, increased by E1,016 million, or 59.0%, to E2,738 million in 2001 from E1,722 million in 2000, reflecting primarily the increased assets under management due to the Allianz Group's acquisition of Dresdner Bank. Total expenses increased by E1,395 million, or 83.2%, to E3,072 million in 2001 from E1,677 million in 2000, due primarily to increased expenses associated with the Allianz Group's acquisition of Dresdner Bank. Total expenses included acquisition-related expenses of E647 million recorded in 2001, as well as costs incurred in connection with the establishment of ADAM and the reorganization of the Group's asset management operations as a result of its acquisition of Dresdner Bank. The acquisition-related expenses included amortization of goodwill of E243 million associated with the acquisitions of PIMCO and Nicholas-Applegate, amortization charges of E374 million relating to capitalized retention payments to key executives of the PIMCO Group, which are being amortized over periods of five to seven years from the date of the acquisition, and an additional E30 million of expenses incurred in connection with retention payments to key executives at Dresdner RCM following the Allianz Group's acquisition of Dresdner Bank in July 2001. In addition, minority interest of E182 million in the Group's asset management operations was accounted for mainly by the minority interest in PIMCO (E142 million) of PIMCO's former parent company, which continues to hold an approximately 30% ownership interest in PIMCO. Excluding the effects of the acquisition-related expenses of E647 million, earnings from ordinary activities before taxation from the Group's asset management operations would have been E313 million in 2001, due primarily to earnings at PIMCO.

THIRD-PARTY ASSETS

     The following table sets forth certain key data concerning the Allianz Group's third-party assets under management at December 31 for the years indicated:

ASSET MANAGEMENT OPERATIONS -- KEY DATA BY GEOGRAPHIC REGION(1)

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                                            2002            2001            2000
                                                        ------------    ------------    ------------
                                                         E       %       E       %       E       %
                                                        ---    -----    ---    -----    ---    -----
                                                                       (E IN BILLION)
ADAM
  Germany...........................................     80     14.3     96     15.5      8      2.4
  Rest of Europe....................................     37      6.6     53      8.5     22      6.5
  NAFTA.............................................    388     69.1    409     66.0    297     88.4
  Rest of World.....................................      8      1.4     26      4.2     --       --
                                                        ---    -----    ---    -----    ---    -----
     Subtotal.......................................    513     91.4    584     94.2    327     97.3
Other(2)............................................     48      8.6     36      5.8      9      2.7
                                                        ---    -----    ---    -----    ---    -----
Total...............................................    561    100.0    620    100.0    336    100.0
                                                        ===    =====    ===    =====    ===    =====

------------
(1) Represents location of Allianz Group asset management operations.

(2) Consists of assets managed by Dresdner Bank (E24 billion and E27 billion in 2002 and 2001, respectively) and other Allianz Group companies (E24 billion and E9 billion in 2002 and 2001, respectively). The increase from 2001 to 2002 reflects a reclassification of certain companies from ADAM in 2001 to other Allianz Group companies in 2002.

     The Allianz Group has significantly grown its third-party assets under management in recent years, both through acquisitions such as Dresdner Bank and Nicholas-Applegate in 2001 and PIMCO in 2000, and through organic growth. The Allianz Group intends to leverage the PIMCO, dit, Nicholas-Applegate and Dresdner RCM franchises in further developing its third-party asset management business through its flagship subsidiaries on a global basis. The Group believes that the European markets offer especially attractive opportunities for third-party fund managers. The Group also expects that investment fund products, in particular retirement planning vehicles, will increase in importance in Europe. The Group expects this trend to be supported by the increased demographic pressure that state-run pension systems will face and the rising prevalence of defined contribution arrangements. The Group believes that it is well positioned in third-party markets, especially in Germany, France and Italy, and it is seeking to increase its market share in these markets.

     The Allianz Group is also developing its insurance and banking distribution capabilities, including its dedicated advisory, branch bank and insurance networks in Europe, as asset accumulation arms to further its asset management capabilities. Leading examples of the Group's activities in this area include its operations through Dresdner Bank, where the Allianz Group has approximately 7,000 financial advisors in branch offices to distribute its asset management, life insurance and other financial products; the Group's operations at RAS Group, with its independent network of licensed financial advisors who distribute life insurance and financial products; and the Group's operations at the AGF Group in France, with its network of advisors offering comprehensive financial planning services. See also "-- Banking Operations."

     As a result of the reorganization of its asset management operations under ADAM, the Allianz Group believes it is well positioned to deliver quality products and services in all major asset classes for both retail and institutional clients. The Allianz Group aims to provide its clients with first-class products on a global basis by fully utilizing its distribution channels and leveraging the asset management expertise of its specialized asset managers around the world.

     The Allianz Group serves a comprehensive range of retail and institutional asset management clients, including corporate and public pension funds, insurance and other financial services companies, governments and charities, financial advisors and private individuals. The Group's third-party asset management includes primarily equity, fixed income, money market and sector products, as well as alternative investments.

     The following tables show the Allianz Group's third-party assets under management by investment category and by investor class at December 31 for the years indicated:

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                                            2002            2001            2000
                                                        ------------    ------------    ------------
                                                         E       %       E       %       E       %
                                                        ---    -----    ---    -----    ---    -----
                                                                       (E IN BILLION)
Fixed income........................................    405     72.2    377     60.8    240     71.3
Equity..............................................    141     25.1    218     35.2     96     28.7
Other(1)............................................     15      2.7     25      4.0     --       --
                                                        ---    -----    ---    -----    ---    -----
Total...............................................    561    100.0    620    100.0    336    100.0
                                                        ===    =====    ===    =====    ===    =====

-------------------------
(1) Includes primarily investments in real estate.

                                                                         DECEMBER 31,
                                                        -----------------------------------------------
                                                            2002             2001             2000
                                                        -------------    -------------    -------------
                                                         E        %       E        %       E        %
                                                        ----    -----    ----    -----    ----    -----
                                                                        (E IN BILLION)
Institutional.......................................    403      71.8    466      75.2    269      80.1
Retail..............................................    158      28.2    154      24.8     67      19.9
                                                        ---     -----    ---     -----    ---     -----
Total...............................................    561     100.0    620     100.0    336     100.0
                                                        ===     =====    ===     =====    ===     =====

     The Allianz Group's third-party asset management subsidiary ADAM is organized globally into three principal business lines: global equity, global fixed-income and global retail (distribution). Each of the Group's asset management business lines is led by a global head. Together with ADAM's chief executive officer and chief operating officer, who sets standards and coordinates corporate controlling and administration, each of the global heads is also a member of ADAM's executive committee, which is responsible for ADAM's strategic development and financial performance. In addition, country organizations led by country managers provide shared infrastructure and services. ADAM's management structure has been designed to manage the complexity of its multi-regional, multi-product and multi-channel business activities. Within this structure, ADAM maintains significant incentives for entrepreneurship and encourages its business units to operate autonomously.

Portfolio Management

     ADAM believes it has globally consistent, well-structured and transparent investment processes that are based on fundamental primary research. ADAM's goal is to provide its clients with portfolios that consistently offer superior performance in accordance with its clients' investment objectives. ADAM aims for outperformance through active portfolio management coupled with comprehensive risk management at all levels of the investment process. At December 31, 2002, the Group had more than 560 portfolio managers and more than 200 analysts in major markets worldwide providing a comprehensive range of actively managed fixed-income and equity products and services.

     Global Fixed Income

     ADAM's fixed-income portfolio investment process is led by PIMCO, one of the world's leading fixed-income investment managers. The Group's fixed-income product range includes total return, short and long duration, regional, country-specific, global and other geographic products, sector products including government and corporate bonds and specialty funds such as high yield and emerging markets. The Allianz Group delivers its fixed-income products in a broad range of investment vehicles, including separate accounts, fixed-income mutual funds and investment trusts.

     Global Equity

     The Allianz Group's equity portfolio investment products include all major investment styles: value investment, growth investment and core investment. The Group's equity product range comprises regional, country-specific, global and other geographic products, sector products such as technology, biotechnology, capital equipment, consumer goods, energy and materials, and finance, as well as large, medium and small market capitalization funds. The Allianz Group delivers its equity products in a broad range of investment vehicles.

Distribution

     In Europe, ADAM markets and services institutional products offered by its asset management subsidiaries through specialized personnel located primarily in its Frankfurt, London, Munich, Paris and Milan offices. European retail distribution is provided primarily through the proprietary channels of the Allianz Group, including branch bank advisors, full-time agents employed by affiliated insurance companies and other Allianz Group financial planners and advisors.

     In Germany, ADAM and its predecessors have offered mutual funds since 1949. The funds are distributed primarily through the Group's branch bank network and its full-time insurance agents. To strengthen these channels, ADAM provides asset management specialists and support services, including call centers and client services.

     In France, AGF Asset Management markets a wide range of retail products to individual investors through its own in-house network of financial advisors, including full-time agents employed by AGF Group, brokers and specialist networks.

     In Italy, RAS Asset Management offers mutual funds, private banking products, current accounts, credit and debit cards, brokerage services and real estate financing. Retail products and services are marketed through affiliated financial planners, financial advisors, banks and via the Internet.

     In the United Kingdom and the United States, each of the Group's ADAM asset managers markets and services its institutional products through its own specialized personnel. The institutional markets in the United Kingdom and the United States are dominated by consultants, who advise their clients with regard to investment strategy and asset allocation, conduct due diligence on and rank portfolio managers, and conduct searches. As a result, ADAM portfolio managers in these areas put emphasis on servicing consultants. In addition, in the United States, ADAM asset managers offer a wide range of retail products. The principal proprietary channel is PIMCO Funds, which distributes mutual funds managed by its affiliates through broker-dealers, financial planners, 401(k) funds and other intermediaries. The Allianz Group also provides "wrap" services through broker-dealers, by managing all or a part of separate accounts maintained by broker-dealers for their customers. In the United States, ADAM also advises mutual funds sponsored by third parties, including other mutual fund families and insurance companies offering variable annuity products.

     Allianz Group has committed substantial resources to the build-out of a third-party asset management business in Asia-Pacific. Allianz Group has offices in Tokyo, Hong Kong, Singapore, Taipei, Seoul and Sydney, which are being enlarged to accommodate equity and fixed-income portfolio management as well as institutional and retail distribution. In November 2002, Allianz Group rebranded its fund management operations across Asia-Pacific under the umbrella brand ADAM. ADAM is also seeking to leverage its brand, investment know-how and customer relationships in China and to exploit the opportunities in this growing asset management market.

Competition

     The Allianz Group's main competitors in the asset management business include Deutsche Bank, AXA, UBS, Credit Suisse, Fidelity Investments, Citigroup, Merrill Lynch, Capital Group and Amvescap. Each of these entities has large, multi-jurisdictional and multi-product asset management operations, and most of them compete with the Allianz Group for both retail and institutional clients.

GROUP'S OWN INVESTMENTS

     The Allianz Group's own investments consist of the investment portfolios of the Group's insurance, banking and asset management operations. The Group's investment strategy with regard to the Group's own investments is to maximize long-term total return while remaining within the Group's risk management guidelines. These guidelines relate primarily to the quality of the investments and the matching of assets and liabilities. The Group's policy is to closely match the maturities and currencies of assets and liabilities. The investment policies of the insurance subsidiaries reflect the different liability characteristics and tax profiles of their respective operations. The Group's internationally integrated teams of portfolio managers work closely with the regional asset management subsidiaries to coordinate asset/liability management and product development activities. Because the Group's insurance investments mostly serve to cover liabilities in the insurance business, its asset management professionals place a high priority on high quality, liquid and widely marketable securities in the Group's insurance investments portfolio. For a discussion of the investment portfolios of the Group's banking operations, see "-- Selected Statistical Information Relating to the Group's Banking Operations." For further discussion regarding the Group's investment strategy and risk management practices, see "-- Risk Management."

     The following tables set forth the components of the Group's own investment portfolios by investment category, as well as separate account assets, at the end of the years indicated. Consistent with the Group's general practice, amounts by investment category are presented before consolidation adjustments representing the elimination of transactions between Group companies in different segments.

                                                           DECEMBER 31, 2002(1)
                                 ------------------------------------------------------------------------
                                 PROPERTY-                             ASSET      CONSOLIDATION
                                 CASUALTY    LIFE/HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                 ---------   -----------   -------   ----------   -------------   -------
                                                              (E IN MILLION)
Investments in affiliated
  enterprises, joint ventures
  and associated enterprises...    51,448        6,183       4,349        20         (50,655)      11,345
Investments....................    76,855      189,172      28,965       993         (10,645)     285,340
Loans and advances to banks....     5,219        3,490      76,748     1,863            (498)      86,822
Loans and advances to
  customers....................     2,882       24,747     168,919       228          (8,692)     188,084
Trading assets.................     1,404        1,177     122,139       156             (34)     124,842
                                  -------      -------     -------     -----         -------      -------
  Subtotal.....................   137,808      224,769     401,120     3,260         (70,524)     696,433
Separate accounts..............        --       25,657          --        --              --       25,657
                                  -------      -------     -------     -----         -------      -------
  Total........................   137,808      250,426     401,120     3,260         (70,524)     722,090
                                  =======      =======     =======     =====         =======      =======

------------
(1) Group's own investments are stated at balance sheet value.

                                                           DECEMBER 31, 2001(1)
                                 ------------------------------------------------------------------------
                                 PROPERTY-                             ASSET      CONSOLIDATION
                                 CASUALTY    LIFE/HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                 ---------   -----------   -------   ----------   -------------    -----
                                                              (E IN MILLION)
Investments in affiliated
  enterprises, joint ventures
  and associated enterprises...    40,387        6,043       2,079       116         (38,378)      10,247
Investments....................    91,712      180,076      85,133     1,362         (12,981)     345,302
Loans and advances to banks....     5,079        1,010      54,271     1,646            (732)      61,274
Loans and advances to
  customers....................     2,837       24,843     222,916       561         (11,464)     239,693
Trading assets.................     1,373          775     125,741       539              (6)     128,422
                                  -------      -------     -------     -----         -------      -------
  Subtotal.....................   141,388      212,747     490,140     4,224         (63,561)     784,938
Separate accounts..............        --       24,692          --        --              --       24,692
                                  -------      -------     -------     -----         -------      -------
  Total........................   141,388      237,439     490,140     4,224         (63,561)     809,630
                                  =======      =======     =======     =====         =======      =======

------------
(1) Group's own investments are stated at balance sheet value.

                                                            DECEMBER 31, 2000(1)
                                  ------------------------------------------------------------------------
                                  PROPERTY-                             ASSET      CONSOLIDATION
                                  CASUALTY    LIFE/HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                  ---------   -----------   -------   ----------   -------------   -------
                                                               (E IN MILLION)
Investments in affiliated
  enterprises, joint ventures
  and associated enterprises....    22,514        5,615         96         62         (16,524)      11,763
Investments.....................    95,718      186,799      3,070        528          (5,281)     280,834
Loans and advances to banks.....     4,527        3,747      1,142      1,102          (3,448)       7,070
Loans and advances to
  customers.....................     1,565       14,445     12,555        395            (874)      28,086
Trading assets..................        20          119         51        182              --          372
                                   -------      -------     ------      -----         -------      -------
  Subtotal......................   124,344      210,725     16,914      2,269         (26,127)     328,125
Separate accounts assets........        --       22,770         --         --              --       22,770
                                   -------      -------     ------      -----         -------      -------
  Total.........................   124,344      233,495     16,914      2,269         (26,127)     350,895
                                   =======      =======     ======      =====         =======      =======

------------
(1) Group's own investments are stated at balance sheet value.

Insurance Operations Investments

     The following is a discussion of the investment portfolio of the Allianz Group's insurance operations. For a discussion of the investment portfolios of the Group's banking operations, see "-- Selected Statistical Information Relating to the Group's Banking Operations."

     Interest-Bearing Investments

     Fixed income securities, including both government and corporate bonds, constituted 54.8% of the Allianz Group's property-casualty investment portfolio and 74.5% of its life/health investment portfolio as of December 31, 2002. The credit quality of the Group's fixed income securities portfolio has historically been strong. As of December 31, 2002, of the rated fixed income securities in the Group's own investments portfolio, approximately 34% had a rating comparable to a Standard & Poor's rating of AAA, approximately 63% were invested in securities with a Standard & Poor's rating of AA or better and approximately 95% were invested in securities with a Standard & Poor's rating of BBB or better.

     The following table analyzes the maturities of the Group's fixed income investments available for sale at December 31, 2002:

                                                              AMORTIZED COST    MARKET VALUE
                                                              --------------    ------------
                                                                      (E IN MILLION)
Contractual term to maturity:
  Up to one year............................................      18,459           21,091
  Over one year through five years..........................      86,646           79,500
  Over five years through ten years.........................      70,109           90,113
  Over ten years............................................      31,377           27,122
                                                                 -------          -------
     Total..................................................     206,591          217,826
                                                                 =======          =======

     Equity Investments

     Equity investments constituted 27.9% of the Group's property-casualty investment portfolio and 12.7% of its life/health investment portfolio as of December 31, 2002. The Allianz Group has a long-standing strategy of investing life policyholders' and shareholders' funds and some amounts of property-casualty cash flow in equities. Since the early 1900's, the life/health and property-casualty investments in Germany have included equity positions in a number of well-known German companies (see table below).

     In view of weak capital markets in 2002, the Group has reduced its equity exposure through various divestments and hedging activities. However, the Group believes that shares continue to represent an attractive long-term investment option and will deliver additional value to a well-diversified investment portfolio in the long-term.

     The following table sets forth the Group's own investment portfolios by geographic region at the end of the years indicated:

                                                                   DECEMBER 31,
                                 --------------------------------------------------------------------------------
                                           2002                        2001                        2000
                                 ------------------------    ------------------------    ------------------------
                                 PROPERTY-                   PROPERTY-                   PROPERTY-
                                 CASUALTY     LIFE/HEALTH    CASUALTY     LIFE/HEALTH    CASUALTY     LIFE/HEALTH
                                 ---------    -----------    ---------    -----------    ---------    -----------
                                                                  (E IN MILLION)
Germany........................   101,802       119,870       100,600       117,233        79,398       121,100
Rest of Europe.................    64,634       103,270        59,139        97,547        56,164        93,400
NAFTA..........................    19,522        22,038        20,398        18,438        17,945        15,604
Rest of World..................     2,855         5,291         2,514         4,491         1,820         3,607
Specialty Lines................     4,417            --         3,007            --         3,057            --
Consolidation Adjustments......   (55,422)          (43)      (44,270)         (270)      (34,040)         (216)
                                  -------       -------       -------       -------       -------       -------
  Total........................   137,808       250,426       141,388       237,439       124,344       233,495
                                  =======       =======       =======       =======       =======       =======

Significant Group Equity Investments

     The following tables set forth information regarding the Group's significant equity investments in German and non-German companies at December 31, 2002. Except for the investments in Munich Re, Beiersdorf AG and Eurohypo, which are valued by the equity method because the Allianz Group holds more than a 20% interest, these investments are carried on the Group's financial statements at market value.

                                                                       DECEMBER 31, 2002
                                                         ---------------------------------------------
                                                         CARRYING VALUE    MARKET VALUE    % OWNERSHIP
                                                         --------------    ------------    -----------
                                                                        (E IN MILLION)
Munich Re(1).........................................        3,045            4,548           22.4
Beiersdorf AG(2).....................................        1,620            3,886           43.6
Eurohypo AG..........................................        1,933            1,984           28.7

-------------------------
(1) The Group's interest in Munich Re was substantially restructured pursuant to the Group's acquisition of Dresdner Bank in July 2001 and its related agreements with Munich Re. In addition, the Group reduced its interest in Munich Re to slightly less than 20% on March 31, 2003 and further intends to reduce its interest in Munich Re to approximately 15% by the end of 2004. See "Related Party Transactions -- Transactions with Munich Re" and "The Offering."

(2) Includes 13.1% sold pursuant to repurchase agreements.

                                                                  DECEMBER 31, 2002
                                                              --------------------------
                                                              MARKET VALUE   % OWNERSHIP
                                                              ------------   -----------
                                                                    (E IN MILLION)
GERMAN COMPANIES
  E.ON AG...................................................     1,695           6.4
  BASF AG...................................................     1,269           6.1
  Siemens AG................................................     1,053           2.9
  Bayerische Motorenwerke AG................................       995           5.2
  Schering AG...............................................       978          12.0
  RWE AG....................................................       931           6.9
  Deutsche Bank AG..........................................       824           3.1
  Bayer AG..................................................       872           5.8
  Linde AG..................................................       526          12.6
NON-GERMAN COMPANIES
  Credit Lyonnais S.A.......................................     1,915          10.3
  UniCredito Italiano S.p.A.................................     1,181           4.9
  Banco Popular Espanol S.A.................................       842           9.9
  Total Fina Elf S.A........................................       767           1.3
  Nestle S.A................................................       546           0.7
  Royal Dutch Petroleum.....................................       519           0.5

Investment Income

     The following tables set forth the components of the Allianz Group's investment income and expenses for each of the property-casualty, life/health, banking and asset management segments for the years ended December 31, 2002, 2001 and 2000:

                                                       YEAR ENDED DECEMBER 31, 2002
                                 -------------------------------------------------------------------------
                                 PROPERTY-                             ASSET      CONSOLIDATION
                                 CASUALTY    LIFE/HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS      TOTAL
                                 ---------   -----------   -------   ----------   -------------    -------
                                                              (E IN MILLION)
INVESTMENT INCOME
Interest and similar income....    4,473       11,215       13,336       119           (933)        28,210
Income from affiliated
  enterprises, joint ventures
  and associated enterprises...    8,494          445        2,071       (12)        (6,600)         4,398
Realized gains.................    3,358        4,571        1,389        30           (694)         8,654
Income from revaluations.......      294          361           41         5             --            701
Trading income.................      207          244        1,081        (1)           (24)         1,507
                                  ------       ------      -------      ----         ------        -------
  Subtotal.....................   16,826       16,836       17,918       141         (8,251)        43,470
INVESTMENT EXPENSES
Interest and similar
  expenses.....................   (1,564)        (434)      (9,509)      (89)           945        (10,651)
Realized losses................   (1,536)      (5,930)      (1,096)      (11)           368         (8,205)
Loan loss allowance............       (7)         (10)      (2,222)       (2)            --         (2,241)
Write-downs and other
  expenses.....................   (2,031)      (2,726)      (1,129)      (11)            --         (5,897)
Investment management
  expenses.....................     (528)        (650)          --        --            121         (1,057)
                                  ------       ------      -------      ----         ------        -------
  Subtotal.....................   (5,666)      (9,750)     (13,956)     (113)         1,434        (28,051)
                                  ------       ------      -------      ----         ------        -------
INVESTMENT INCOME (NET)........   11,160        7,086        3,962        28         (6,817)        15,419
                                  ======       ======      =======      ====         ======        =======

                                                        YEAR ENDED DECEMBER 31, 2001
                                  -------------------------------------------------------------------------
                                  PROPERTY-                             ASSET      CONSOLIDATION
                                  CASUALTY    LIFE/HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS      TOTAL
                                  ---------   -----------   -------   ----------   -------------    -------
                                                               (E IN MILLION)
INVESTMENT INCOME
Interest and similar income.....    5,068       10,765       9,085        129           (823)        24,224
Income from affiliated
  enterprises, joint ventures
  and associated enterprises....      889          525       1,016         (3)          (839)         1,588
Realized gains..................    4,211        3,405         505         33            (39)         8,115
Income from revaluations........       96          157         123         11             --            387
Trading income..................    1,451         (117)        244         10              4          1,592
                                   ------       ------      ------       ----         ------        -------
  Subtotal......................   11,715       14,735      10,973        180         (1,697)        35,906
INVESTMENT EXPENSES
Interest and similar expenses...   (1,323)        (492)     (6,852)       (82)           802         (7,947)
Realized losses.................   (2,088)      (4,542)       (341)       (51)            24         (6,998)
Loan loss allowance.............       (4)          (4)       (588)        --             --           (596)
Write-downs and other
  expenses......................     (800)        (995)       (124)        (6)            --         (1,925)
Investment management
  expenses......................     (499)        (546)         --         --            104           (941)
                                   ------       ------      ------       ----         ------        -------
  Subtotal......................   (4,714)      (6,579)     (7,905)      (139)           930        (18,407)
                                   ------       ------      ------       ----         ------        -------
INVESTMENT INCOME (NET).........    7,001        8,156       3,068         41           (767)        17,499
                                   ======       ======      ======       ====         ======        =======

                                                        YEAR ENDED DECEMBER 31, 2000
                                  ------------------------------------------------------------------------
                                  PROPERTY-                             ASSET      CONSOLIDATION
                                  CASUALTY    LIFE/HEALTH   BANKING   MANAGEMENT    ADJUSTMENTS     TOTAL
                                  ---------   -----------   -------   ----------   -------------    ------
                                                               (E IN MILLION)
INVESTMENT INCOME
Interest and similar income.....    5,568       10,152       1,502       204            (831)       16,595
Income from affiliated
  enterprises, joint ventures
  and associated enterprises....    1,833          693         122         1            (789)        1,860
Realized gains..................    4,250        6,639          24        18             (24)       10,907
Income from revaluations........        9           28           1        --              --            38
Trading income..................      (10)         (49)          7        16              --           (36)
                                   ------       ------      ------       ---          ------        ------
  Subtotal......................   11,650       17,463       1,656       239          (1,644)       29,364
INVESTMENT EXPENSES
Interest and similar expenses...   (1,136)        (148)     (1,257)      (61)            203        (2,399)
Realized losses.................   (1,428)      (2,624)        (28)       --               1        (4,079)
Loan loss allowance.............       --           --         (21)       --              --           (21)
Write-downs and other
  expenses......................     (485)        (380)         (5)       --              --          (870)
Investment management
  expenses......................     (558)        (406)         --        --               8          (956)
                                   ------       ------      ------       ---          ------        ------
  Subtotal......................   (3,607)      (3,558)     (1,311)      (61)            212        (8,325)
                                   ------       ------      ------       ---          ------        ------
INVESTMENT INCOME (NET).........    8,043       13,905         345       178          (1,432)       21,039
                                   ======       ======      ======       ===          ======        ======

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net investment income decreased by E2,080 million, or 11.9%, to E15,419 million in 2002 from E17,499 million in 2001, largely as a result of weakness in the capital markets in 2002, as reflected in the increase in realized losses, which increased by E1,207 million, or 17.2%, in 2002 compared to 2001 and increased write-downs and other expenses of E5,897 million in 2002, compared to E1,925 million in 2001.

     Property-casualty insurance investments decreased by E3,580 million, or 2.5%, to E137,808 million in 2002 from E141,388 million in 2001, due primarily to a decrease in securities available for sale, largely offset by an increase in investments in affiliated enterprises, joint ventures and associated enterprises. Net investment income from property-casualty investments increased by E4,159 million, or 59.4%, to E11,160 million in 2002 from E7,001 million in 2001, due primarily to realized gains of E1,886 million from open market sales of Munich Re shares, approximately E1,100 million from open market sales of Vodafone AG shares and E713 million on the sale of a real estate subsidiary in Italy as well as realized gains from the sale of other shareholdings in the Group's German equity portfolio. Net investment income from property-casualty investments also included significant investment income from intercompany transactions, including realized gains of E3,332 million from the transfer of Munich Re shares from Allianz AG to Dresdner Bank and E224 million from the sale of Vereinte Lebensversicherung AG from Vereinte Versicherung AG to Allianz Leben. The gain on this intercompany transaction was eliminated at the Group level. Net investment income from property-casualty insurance investments was negatively affected by price declines on the capital markets. Write-downs on investments increased by E1,231 million, or 153.9%, in 2002 compared with 2001. Interest and similar income decreased 11.7% to E4,473 million in 2002, compared with E5,068 million in 2001, while realized gains decreased to E3,358 million in 2002, compared with E4,211 million in 2001. Investment expenses increased by E952 million, or 20.2%, to E5,666 million in 2002 from E4,714 million in 2001, reflecting primarily increased realized losses on investments and write-downs of investments as a result of price declines in the capital markets.

     Life/health insurance investments increased by E12,987 million, or 5.5%, to E250,426 million in 2002 from E237,439 million in 2001, reflecting primarily an increase in securities available for sale. Net investment income from life/health investments decreased by E1,070 million, or 13.1%, to E7,086 million in 2002 from E8,156 million in 2001, primarily due to an increase in investment write-downs, which increased by E1,731 million, or 174%, in 2002 compared with 2001 due to price declines in the capital markets. Interest and similar income increased 4.2%, to E11,215 million in 2002, compared with E10,765 million in 2001, while realized gains increased 34.2%, to E4,571 million in 2002, compared with E3,405 million in 2001. Investment expenses increased by E3,171 million, or 48.2%, to E9,750 million in 2002 from E6,579 million in 2001, reflecting primarily an increase in realized losses on investments and write-downs of investments due to price declines in the capital markets.

     Banking investments decreased by E89,020 million to E401,120 million in 2002 from E490,140 million in 2001, due primarily to a significant decrease in securities available for sale. Net investment income from banking investments increased by E894 million, to E3,962 million in 2002 from E3,068 million in 2001, due primarily to a realized gain of E1,912 million resulting from the transfer in August 2002 of substantially all of Dresdner Bank's German asset management subsidiaries to ADAM. The gain on this intercompany transaction was eliminated at the Group level. Net investment income from banking investments was negatively affected by price declines in the capital markets. Write-downs of investments increased significantly by E1,005 million, to E1,129 million in 2002, compared with E124 million in 2001. Interest and similar income increased to E13,336 million in 2002, compared with E9,085 million in 2001, while realized gains increased to E1,389 million in 2002, compared with E505 million in 2001. Investment expenses increased to E13,956 million in 2002 from E7,905 million in 2001.

     Asset management investments decreased by E964 million, or 22.8%, to E3,260 million in 2002 from E4,224 million in 2001, reflecting primarily decreases in trading assets and securities available for sale. Net investment income from asset management investments decreased by E13 million to E28 million in 2002 from E41 million in 2001. Interest and similar income decreased by E10 million, or 7.8%, to E119 million in 2002, compared with E129 million in 2001, while realized gains decreased to E30 million in 2002 from E33 million in 2001. Investment expenses decreased by E26 million, or 18.7%, to E113 million in 2002 from E139 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Net investment income decreased by E3,540 million, or 16.8%, to E17,499 million in 2001 from E21,039 million in 2000, largely as a result of the downturn in the capital markets in 2001, as reflected in the decrease in realized gains, which decreased by E2,792 million, or 25.6%, and the increase in realized losses, which increased by E2,919 million, or 71.6%, in 2001 compared to 2000.

     Property-casualty insurance investments increased by E17,044 million, or 13.7%, to E141,388 million in 2001 from E124,344 million in 2000, due primarily to an increase in investments in affiliated enterprises, joint ventures and associated enterprises. Net investment income from property-casualty investments decreased by E1,042 million, or 13.0%, to E7,001 million in 2001 from E8,043 million in 2000, due primarily to price declines on the capital markets. Interest and similar income decreased 9.0% to E5,068 million in 2001, compared with E5,568 million in 2000, while realized gains decreased slightly to E4,211 million in 2001, compared with E4,250 million in 2000. Investment expenses increased by E1,107 million, or 30.7%, to E4,714 million in 2001 from E3,607 million in 2000, reflecting primarily increased realized losses on investments and write-downs of investments as a result of price declines in the capital markets.

     Life/health insurance investments increased slightly by E3,944 million, or 1.7%, to E237,439 million in 2001 from E233,495 million in 2000, reflecting primarily an increase in separate account investments. Net investment income from life/health investments decreased by E5,749 million, or 41.3%, to E8,156 million in 2001 from E13,905 million in 2000, primarily due to a decrease in realized gains on investments and an increase in realized losses on investments due to price declines in the capital markets. Interest and similar income increased 6.0%, to E10,765 million in 2001, compared with E10,152 million in 2000, while realized gains decreased 48.7%, to E3,405 million in 2001, compared with E6,639 million in 2000. Investment expenses increased by E3,021 million, or 84.9%, to E6,579 million in 2001 from E3,558 million in 2000, reflecting primarily an increase in realized losses on investments and write-downs of investments due to price declines in the capital markets.

     Banking investments increased by E473,226 million to E490,140 million in 2001 from E16,914 million in 2000, due primarily to the acquisition of Dresdner Bank. The Dresdner Bank acquisition was also the primary driver of the banking segment's investment results, as the

Group's banking operations were not significant in 2000. Net investment income from banking investments increased by E2,723 million, to E3,068 million in 2001 from E345 million in 2000. Interest and similar income increased to E9,085 million in 2001, compared with E1,502 million in 2000, while realized gains increased to E505 million in 2001, compared with E24 million in 2000. Investment expenses increased to E7,905 million in 2001 from E1,311 million in 2000.

     Asset management investments increased by E1,955 million, or 86.2%, to E4,224 million in 2001 from E2,269 million in 2000, reflecting primarily the acquisition of Dresdner Bank, offset in part by price declines on the capital markets. Net investment income from asset management investments decreased by E137 million to E41 million in 2001 from E178 million in 2000. Interest and similar income decreased by E75 million, or 36.8%, to E129 million in 2001, compared with E204 million in 2000, while realized gains increased to E33 million in 2001 from E18 million in 2000. Investment expenses increased by E78 million, or 127.9%, to E139 million in 2001 from E61 million in 2000, reflecting primarily realized losses on investments due to price declines in the capital markets.

LIQUIDITY AND CAPITAL RESOURCES

     Allianz AG operates as both a holding company for the Group's insurance, banking and other subsidiaries and as a reinsurance company, primarily for other Group companies. The liquidity and capital resource considerations for Allianz AG and for its domestic and non-domestic operating subsidiaries vary in light of the business conducted by each, as well as the insurance and banking regulatory requirements applicable to the Allianz Group in Germany and the other countries in which it does business. At December 31, 2002, 2001 and 2000, Allianz Group had E21,008 million, E21,240 million and E4,209 million, respectively, of cash and cash equivalents. Allianz AG believes that its working capital is sufficient for the Group's present requirements.

     Allianz Group's principal sources of funds are premiums, customer deposits, investment income, funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends and reinsurance premiums received from Allianz AG's subsidiaries. For additional information, see "-- Selected Statistical Information Relating to the Group's Banking Operations" and "-- Risk Management." For further information regarding the uses and sources of liquidity, capital requirements, and other related matters, see "-- Consolidated Cash Flows."

     The majority of Allianz AG's external debt financing at December 31, 2002 was in the form of debentures and money market securities. Allianz Group's total certificated liabilities outstanding at December 2002, 2001 and 2000 were E78,750 million, E134,670 million and E13,606 million, respectively. Of the certificated liabilities outstanding at December 31, 2002, E41,077 million were due within one year. Proceeds to Allianz Finance B.V. and Allianz Finance II B.V. from the issuance of debt for the years ended December 31, 2002, 2001 and 2000 were approximately E5,400 million, E3,054 million and E2,354 million, respectively.

     Allianz AG paid dividends of E364 million, E367 million and E307 million on its shares in 2002, 2001 and 2000 with respect to the fiscal years 2001, 2000 and 1999, respectively, and has proposed a dividend payment of E374 million for the fiscal year 2002 which is expected to be paid on April 30, 2003. Dividends paid by the Group's operating companies outside of Germany are generally retained by an intermediate holding company to finance operations or acquisitions in the relevant countries. As a result, Allianz AG generally pays dividends out of the profits from its reinsurance operations and profits transferred from its German operating subsidiaries.

     Certain of the Group companies are subject to legal restrictions on the amount of dividends they can pay to their shareholders. In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by insurance and other regulators in the countries in which these companies operate, other limitations exist in certain countries. For example, the operations of Allianz AG's insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile. See "-- Regulation and Supervision."

CONSOLIDATED CASH FLOWS

     The liquidity requirements of the Group's insurance operations are met both on a short- and long-term basis by funds provided by insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. The Allianz Group also has access to commercial paper, medium-term notes and other credit facilities as additional sources of liquidity. The major uses of these funds are to pay property-casualty claims and related claims expenses, provide life policy benefits, pay surrenders, cancellations and profit sharing for life policyholders and pay other operating costs. The Allianz Group generates a substantial cash flow from insurance operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and liquid securities, have historically met the liquidity requirements of the Group's insurance operations.

     In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. The liquidity of the Group's property-casualty insurance operations is affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also create increased liquidity requirements for the Group's property-casualty operations. The liquidity needs of the Group's life operations are generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with its life insurance products, as well as by the level of surrenders and withdrawals.

     With regard to the Allianz Group's banking operations, the Group's primary sources of liquidity are customer deposits and interest income from its lending transactions and its investment portfolio, while its major uses of funds are for the issuance of new loans and advances to banks and customers, and the payment of interest on deposits, certificated liabilities and subordinated liabilities and other operating costs. Other sources of liquidity include the Group's ability to borrow on the interbank market and convert securities in its investment and trading portfolios into cash.

     The Allianz Group's uses of funds, in addition to the dividends paid to shareholders of Allianz AG, include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims -- including claims handling expenses -- and profit sharing by life policyholders), acquisitions, and employee and other operating expenses, as well as interest expense on outstanding borrowings. The Allianz Group's life and health insurance products include mandatory profit-sharing features, whereby the Group returns a specified portion of statutory profits to policyholders annually, generally in the form of premium subsidies or rebates. See "-- Discussion of Operations by Business Segment -- Life/Health Insurance Operations -- Life/Health Operations by Geographic Region -- Germany -- Life Insurance" and "-- Discussion of Operations by Business Segment -- Life/Health Insurance Operations -- Life/Health Operations by Geographic Region -- Germany -- Health Insurance."

     Recent significant acquisitions have included the purchases of PIMCO in May 2000, Nicholas-Applegate in January 2001 and Dresdner Bank in July 2001. On March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of PIMCO that such former parent company had exercised its right to put US$250 million of its remaining ownership interest in PIMCO to Allianz, with payment therefor due by April 30, 2003. See "-- Asset Management Operations -- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 -- Net Income."

     The Allianz Group's capital requirements are primarily dependent on the Group's business plans regarding the levels and timing of capital expenditures and investments.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net cash used in operating activities was E670 million in 2002, compared to net cash used in operating activities of E775 million in 2001. The change was primarily attributable to increased changes in trading securities and in funds held by others under reinsurance business assumed, offset by a decrease in net income and other receivables and liabilities.

     Net cash used in investing activities was E15,934 million in 2002, compared to net cash provided by investing activities of E9,930 million in 2001. The decrease was primarily driven by a significant decrease in cash and cash equivalents from the acquisition of consolidated affiliated companies and an increased change in available-for-sale securities.

     Net cash provided by financing activities was E16,481 million in 2002, compared to net cash provided by financing activities of E7,858 million in 2001. The increase was primarily attributable to an increase in participation certificates and post-ranking liabilities, the change in aggregate policy reserves for life insurance products according to SFAS 97 and in other financing activities.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     First-time compliance with regulations specific to the banking sector required changes in the format of the cash flow statement. The headings for the previous years were adjusted accordingly. The cash flow statement excludes the effects of the first-time consolidation of major new acquisitions during the course of 2001, including, among others, Dresdner Bank and Nicholas-Applegate. Subsequent to their respective dates of acquisition, the cash of these companies has been included in the cash flow statement.

     Net cash used in operating activities of the Allianz Group was E775 million in 2001, compared to net cash provided by operating activities of E2,476 million in 2000. The decrease was primarily attributable to an increased change in trading securities and a decrease in net income for the year. This was offset by an increased adjustment for investment income and expenses not involving movement in cash, and an increased change in other receivables and liabilities.

     Net cash provided by investing activities of the Allianz Group was E9,930 million in 2001, compared to net cash used in investing activities of E13,725 million in 2000. The increase was primarily driven by an increased change in cash and cash equivalents from the acquisition of consolidated affiliated companies, following the acquisition of Dresdner Bank and Nicholas-Applegate, an increased change in available-for-sale securities and an increased change in other investments.

     Net cash provided by financing activities of the Allianz Group was E7,858 million in 2001, compared to net cash provided by financing activities of E11,519 million in 2000. The decrease was primarily attributable to a decreased change in loans, participation certificates and post-ranking liabilities, and a decreased change in other financing activities.

PROPERTY-CASUALTY INSURANCE RESERVES

GENERAL

     When claims are made by or against policyholders, any amounts that a member of the Allianz Group's property-casualty segment pays or expects to pay the claimant are referred to as losses, and the costs of investigating, resolving and processing these claims are referred to as loss adjustment expenses ("LAE"). The Allianz Group establishes reserves for payment of losses and LAE for claims that arise from its property-casualty insurance and reinsurance policies by product, coverage and year for each company in the Group. In accordance with IFRS, no specific loss and LAE reserves are established until an event that causes a loss occurs.

     Loss and LAE falls into two categories: reserves for reported claims and reserves for incurred but not reported (IBNR) claims. Reserves for reported claims are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time the reserves are established. The estimates reflect the informed judgment of the Group's claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These reserves are periodically adjusted in the ordinary course of settlement and represent the estimated ultimate costs necessary to bring all pending reported claims to final settlement, taking into account inflation, and other societal and economic factors which can influence the amount of the reserves required. Consideration is given to historic trends of disposition patterns and loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may also affect the estimation of reserves, as well as ultimate costs of claims.

     IBNR reserves are established to recognize the estimated cost of losses that have occurred but about which the Group does not yet have notice. These reserves, like the reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims arising out of losses to final settlement. Since nothing is known about the occurrence, the Group relies on its past experience adjusted for current trends and any other factors that would modify past experience to estimate the IBNR liability. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are some of the factors used in projecting the IBNR reserve requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

     The time required to learn of and settle claims is an important consideration in establishing reserves. Short-tail claims, such as automobile property damage claims, are reported within a few days or weeks and are generally settled within two to three years. Medium-tail claims such as personal and commercial motor liability claims generally take four to six years to settle, while long-tail claims, such as general liability, workers compensation, construction and professional liability claims take longer to settle. Based on the profile of property-casualty reserves for its largest operating entities, the Allianz Group characterizes its reserves as approximately 20% short-tail, 40% medium-tail and 40% long-tail.

     The ultimate cost of loss and LAE is subject to a number of highly variable circumstances. As time passes between when a claim is reported to the final settlement of the claim, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Items such as changes in the legal environment, results of litigation, and changes in medical costs, costs of automobile and home repair materials and labor rates can substantially impact claim costs. These factors can cause actual developments to vary from expectations, perhaps materially. Claims reserve estimates are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.

     On the basis of the Group's internal procedures, management believes, based on information currently available to it, that the Group's property-casualty reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from the Group's initial estimates.

RECONCILIATION OF BEGINNING AND ENDING LOSS AND LAE RESERVES

     The following table is a summary reconciliation of the beginning and ending reserves of the Allianz Group, including the effect of reinsurance ceded, for the property-casualty insurance segment for each of the years in the three-year period ended December 31, 2002, on an IFRS basis.

RECONCILIATION OF LOSS AND LAE RESERVES
PROPERTY-CASUALTY INSURANCE SEGMENT

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 2002      2001      2000
                                                                ------    ------    ------
                                                                      (E IN MILLION)
Balance as of January 1.....................................    61,476    54,047    51,272
Less reinsurance recoverable................................    16,156    12,571    12,089
                                                                ------    ------    ------
Net.........................................................    45,320    41,476    39,183
                                                                ------    ------    ------
Plus incurred related to:
Current year................................................    27,130    27,295    24,163
Prior years(1)..............................................       646        76      (123)
                                                                ------    ------    ------
Total incurred..............................................    27,776    27,371    24,040
                                                                ======    ======    ======
Less paid related to:
Current year................................................    12,642    11,895    11,735
Prior years.................................................    12,143    12,462    11,968
                                                                ------    ------    ------
Total paid..................................................    24,785    24,357    23,703
                                                                ------    ------    ------
Effect of foreign exchange..................................    (3,376)      407       649
Effect of acquisitions(2)...................................       122       423       240
Reclassification(3).........................................        --        --       458
Other(4)....................................................        --        --       609
                                                                ------    ------    ------
Net balance at end of year..................................    45,066    45,320    41,476
Plus reinsurance recoverable................................    14,588    16,156    12,571
                                                                ------    ------    ------
Balance as of December 31...................................    59,654    61,476    54,047
                                                                ======    ======    ======

------------

(1) The favorable development in 2000 is primarily due to the Group's subsidiaries in Germany, Austria and the United Kingdom, offset to some extent by unfavorable run-off in Italy and the United States. The unfavourable development during 2002 is primarily due to increases in asbestos and general liability reserves in the United States.

(2) Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of acquisition (or disposition).

(3) Represents the movement of certain AGF Belgium reserves from aggregate policy reserves to loss reserves.

(4) In 2000, includes the impact of the commutation of a reinsurance agreement with Munich Re (E322.5 million).

CHANGES IN HISTORICAL LOSS AND LAE RESERVES

     The following loss and LAE reserve development table illustrates the change over time of the loss and LAE reserves of the Group at the end of the years indicated. The reserves represent the estimated amount of loss and LAE for claims arising in the current and all prior accident years that are unpaid at the balance sheet date, including IBNR. Since the Group adopted IFRS in 1997, historical loss development data is available on an IFRS basis of accounting for the six years 1997 to 2002 only.

     The first section of each table shows gross reserves for loss and LAE as initially established at the end of each stated year. The second section, reading down, shows the cumulative amounts paid, gross of reinsurance and retrocessions, as of the end of the successive years with respect to the reserve initially established. The third section shows the retroactive re-estimation of the initially established gross reserves for loss and LAE as of the end of each successive year, which results primarily from the Group's expanded awareness of additional facts and circumstances that pertain to open claims. The last section compares the latest re-estimated gross reserves for loss and LAE to the gross reserves as initially established and indicates the cumulative development of the initially established gross reserves through December 31, 2002. For instance, the surplus (deficiency) shown in the table for each year represents the aggregate amount by which the original estimates of reserves at that year-end have changed in subsequent years. Accordingly, the cumulative surplus (deficiency) for a year-end relates only to reserves at that year-end and such amounts are not additive.

     Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. Conditions and trends that have affected development of liability in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

CHANGES IN HISTORICAL RESERVES FOR UNPAID LOSS AND LAE
PROPERTY-CASUALTY INSURANCE SEGMENT
GROSS OF REINSURANCE

                                                                 DECEMBER 31,(1)
                                             --------------------------------------------------------
                                              1997      1998      1999      2000      2001      2002
                                             ------    ------    ------    ------    ------    ------
                                                                  (E IN MILLION)
Gross liability for unpaid claims and
  claims expenses........................    34,323    45,560(2) 51,272(3) 54,047    61,476(4) 59,654
Paid (cumulative) as of:
  One year later.........................     8,573    12,996    15,949    16,639    17,384
  Two years later........................    13,329    20,967    24,132    24,451
  Three years later......................    16,778    24,588    29,123
  Four years later.......................    19,562    27,829
  Five years later.......................    21,539
Liability re-estimated as of:
  One year later.........................    32,200    46,768    52,663    55,357    60,195
  Two years later........................    33,104    46,975    53,589    55,289
  Three years later......................    32,766    47,346    53,101
  Four years later.......................    33,455    46,687
  Five years later.......................    33,426
Cumulative surplus (deficiency)..........       897    (1,127)   (1,829)   (1,243)    1,281
Cumulative surplus (deficiency) excluding
  impact of foreign exchange.............     1,731     1,511    (1,353)   (2,227)   (1,572)
  Percent................................       5.0%      3.3%     (2.6)%    (4.1)%    (2.6)%

------------

(1) Reserves for loss and LAE of subsidiaries purchased (or sold) are included (or excluded) as of the date of the acquisition (or disposition).

(2) As a result of the acquisition of AGF, loss and LAE reserves at December 31, 1998 increased by E10,658 million on a gross basis.

(3) As of December 31, 1999, gross reserves increased by E1.2 billion as a result of the completion of the acquisition of Allianz Australia and by E2.0 billion as a result of the strengthening of the U.S. dollar and the pound sterling against the euro.

(4) As of December 31, 2001, the increase in gross reserves was primarily due to the gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001.

     As of December 31, 2002, 2001 and 2000, the Allianz Group's consolidated property-casualty reserves reflected discounts of E1,529 million, E1,580 million, and E1,445 million, respectively.

     Reserves are discounted to varying degrees in the United States, Germany, Hungary, Switzerland, Portugal, France and Belgium. For the United States, the discount reflected in the reserves is related to annuities for certain long-tailed liabilities, primarily in workers' compensation. For the other countries, the reserve discounts relate to annuity reserves for various classes of business. These classes include personal accident, general liability and motor liability in Germany and Hungary, workers' compensation in Switzerland and Portugal, individual and group health disability and motor liability in France and health disability in Belgium. All of the reserves that have been discounted have payment amounts that are fixed and timing that is reasonably determinable.

     The significant increase in the gross reserves for 2001 over 2000 for the Allianz Group companies is driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001. On a consolidated Group basis, the terrorist attack of September 11, 2001 resulted in net claims costs of approximately E1,500 million. Estimated losses are based on a policy-by-policy analysis as well as a variety of actuarial techniques, coverage interpretations and claim estimation methodologies, and include an estimate of incurred but not reported, as well as estimated costs related to the settlement of claims. These loss estimates are subject to considerable uncertainty.

     Because the terrorist attack of September 11, 2001 was a single coordinated event, it is the belief of the Group's management that the losses at the World Trade Center constitute one occurrence. A Group company is currently a defendant in a lawsuit brought by an insured alleging that the attack constituted multiple occurrences. Based on the policy wording, the Group believes it is clear that the attack constitutes one occurrence and intends to defend this matter vigorously.

     The reserves held at year-end 1997 and year-end 1998 show surpluses of 5.0% and 3.3%, respectively, after adjusting for the impact of exchange rate fluctuations. The surplus is primarily driven by favorable claims experience in Germany, France, the United Kingdom, and Austria and is offset by adverse development in Italy. The reserves held at year-end 1999, year-end 2000 and year-end 2001 show deficiencies of 2.6%, 4.1% and 2.6% respectively, after adjusting for the impact of exchange rate fluctuations. The deficiency for year-end 1999 is driven by upward development on claims related to the storms "Lothar" and "Martin" that occurred in Europe in late 1999. Additionally, the strengthening of the reserves U.S. casualty, asbestos and environmental, as well as for motor liability and general liability in Italy during 2001 and 2002 contributed to the deficiencies shown for 1999, 2000 and 2001. The cumulative deficiency in 2001 was also significantly impacted by exchange rate fluctuations between the euro and U.S. dollar, reflecting the reserve additions taken at the Group's U.S. subsidiaries Fireman's Fund and Allianz Insurance Co.

INDIVIDUAL COUNTRY RESERVES -- GROSS RESERVES

     The following five tables present loss development data on a local statutory basis of accounting for Germany, the United States, the United Kingdom, France and Italy, the five countries in which the Allianz Group writes the majority of its business.

     Since the Group adopted IFRS in 1997, historical loss development data is not available on a consistent basis of accounting for years prior to 1997. Therefore, the individual country tables presented on the following pages are prepared on a local statutory basis of accounting for each respective country.

     Generally, under German, French and Italian statutory accounting principles, property-casualty loss and LAE reserves are established based on a case reserving approach. Individual case reserves, set by claims adjusters, are aggregated to determine the overall reserve amounts. In addition, local regulations require an equalization reserve as a safety margin. In comparison, under IFRS, overall property-casualty reserves are set by analyzing past data and applying actuarial methodologies to this data. In addition, IFRS-based reserves exclude equalization reserves. Consistent with IFRS principles, catastrophe and equalization reserves are not included in the individual country loss and LAE reserves disclosures.

     The tables for Germany, France, Italy and the United Kingdom present nine years of loss information, as over 60% of the business in these countries is short and medium tail. The table for the United States presents ten years of loss information, as the Group provides longer tail coverages in this market.

Germany

     The loss reserve development table for Germany includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in Germany. The table is presented on a consolidated basis for the Group's subsidiaries in Germany on a German statutory accounting basis, and represents 100% of property-casualty reserves in Germany.

     In Germany, reserves related to annuities for personal accident, general liability and motor liability claims are discounted. As of December 31, 2002, 2001, and 2000, the Allianz Group's

German property-casualty reserves reflected discounts of E223 million, E202 million, and E180 million, respectively.

                                                                      DECEMBER 31,
                                     ------------------------------------------------------------------------------
                                      1994     1995     1996     1997     1998     1999     2000     2001     2002
                                     ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                     (E IN MILLION)
Gross reserves for unpaid claims
  and expenses cumulative paid as
  of:..............................  10,068   10,787   13,046   13,409   13,235   13,341   13,522   14,642   14,519
  One year later...................   2,080    2,052    2,448    2,444    2,527    2,841    2,721    2,992
  Two years later..................   2,875    2,829    3,434    3,328    3,576    3,889    3,872
  Three years later................   3,334    3,357    3,927    4,013    4,198    4,587
  Four years later.................   3,710    3,762    4,421    4,453    4,683
  Five years later.................   4,026    4,103    4,766    4,839
  Six years later..................   4,299    4,329    5,081
  Seven years later................   4,480    4,564
  Eight years later................   4,670
Liability re-estimated as of:
  One year later...................   9,314    9,780   11,821   11,954   11,982   12,413   12,427   13,483
  Two years later..................   8,701    9,144   10,814   10,764   10,916   11,424   11,469
  Three years later................   8,337    8,542    9,977   10,036   10,279   10,662
  Four years later.................   7,913    8,105    9,425    9,549    9,589
  Five years later.................   7,602    7,772    9,061    9,003
  Six years later..................   7,366    7,518    8,593
  Seven years later................   7,167    7,513
  Eight years later................   7,167
  Cumulative surplus (deficiency)..   2,901    3,274    4,453    4,406    3,646    2,679    2,053    1,159
    Percent........................    28.8%    30.4%    34.1%    32.9%    27.5%    20.1%    15.2%     7.9%

     As a multi-line insurer in the German market, the Allianz Group's reserves include diverse property-casualty coverages including motor liability, general liability, property, marine, and credit. In Germany, the general practice is to record statutory reserves based on a prudent case-by-case reserve approach. Statistically, due to favorable outcomes on certain portions of the case reserves, this methodology leads to overall favorable development in the total reserves, leading to statutory reserves that are generally redundant.

     The increase in the gross reserves for 2001 over 2000 for Allianz Group non-life insurance companies in Germany is driven by gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001, a majority of which is attributable to reinsurance underwritten by Allianz AG.

United States

     The loss reserve development table for the United States includes the development of property-casualty reserves for the Group subsidiaries in the United States that insure or reinsure property-casualty risks. The table is presented on a consolidated basis for the Group's subsidiaries in the United States on a U.S. statutory basis, and represents 100% of property-casualty reserves in the United States. As of December 31, 2002, 2001, and 2000, the Allianz Group's U.S. property-casualty reserves reflected discounts of E316 million, E412 million, and E295 million, respectively.

                                                                  DECEMBER 31,
                             ---------------------------------------------------------------------------------------
                              1993     1994     1995     1996     1997     1998     1999     2000     2001     2002
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                 (E IN MILLION)
Gross reserves for unpaid
  claims and claims
  expenses.................   7,972    7,174    7,415    8,633   10,571   10,047   11,932   12,701   16,292   15,860
Cumulative paid as of:
  One year later...........   1,589    1,536    1,626    2,538    2,589    2,937    4,043    3,966    4,277
  Two years later..........   2,557    2,516    3,191    4,099    4,429    5,323    6,284    6,013
  Three years later........   3,213    3,573    4,308    5,455    5,963    6,707    7,715
  Four years later.........   3,960    4,432    5,384    6,410    6,882    7,672
  Five years later.........   4,569    5,358    6,132    7,087    7,655
  Six years later..........   5,436    5,981    6,654    7,745
  Seven years later........   5,991    6,414    7,255
  Eight years later........   6,358    6,970
  Nine years later.........   6,890
Liability re-estimated as
  of:
  One year later...........   6,970    7,285    8,260   10,644   10,254   11,711   13,081   13,361   16,899
  Two years later..........   7,207    7,984    9,859   10,341   11,286   11,965   13,312   14,429
  Three years later........   7,814    9,274    9,614   11,087   11,374   11,969   14,311
  Four years later.........   8,834    9,112   10,250   11,074   11,316   12,853
  Five years later.........   8,780    9,687   10,261   10,959   12,277
  Six years later..........   9,384    9,710   10,130   11,940
  Seven years later........   9,428    9,597   11,185
  Eight years later........   9,329   10,684
  Nine years later.........  10,450
  Cumulative surplus
    (deficiency)...........  (2,478)  (3,510)  (3,770)  (3,307)  (1,706)  (2,806)  (2,379)  (1,728)    (606)
  Cumulative surplus
    (deficiency) excluding
    impact of foreign
    exchange...............  (2,075)  (1,958)  (1,166)  (1,040)    (765)    (553)  (1,601)  (2,126)  (2,501)
    Percent................   (26.0)%  (27.3)%  (15.7)%  (12.1)%   (7.2)%   (5.5)%  (13.4)%  (16.7)%  (15.3)%

     The Group's portfolio in the United States consists of a diverse group of personal and commercial coverages, including workers' compensation, general liability, automobile liability, property, fire and marine generally written throughout the United States, and as such the Allianz Group is exposed to general developments and risks that affect the entire U.S. property-casualty industry.

     The significant increase in the gross reserves for 2001 over 2000 for the Allianz Group non-life insurance companies in the United States is driven by incurred losses and loss adjustment expenses related to the simultaneous terrorist attack of September 11, 2001, nearly all of which is attributable to Allianz Insurance Co.

     Primary drivers of the increase in 2002 in the estimated liability for prior years were:

     - Reserve strengthening of US$750 million (net and gross) relating to asbestos and environmental ("A&E") exposures at Fireman's Fund for accident years 1987 and prior;

     - Increases of US$1,145 million in gross reserves for general liability and property exposures at Allianz Insurance Co.; and

     - General net reserve strengthening at Fireman's Fund for accident years 1999 and 2000.

     In 2002 Fireman's Fund completed an analysis of A&E liabilities. The analysis used ground-up exposure-based modeling where appropriate, supplemented by aggregate methods such as average cost models and survival ratio methods. In response to the results of this study, the Allianz Group increased gross asbestos reserves by US$750 million (net and gross) in September, 2002, which was within the reasonable range of the analysis and resulted in an estimated 13 year survival ratio. In 1995, Fireman's Fund had increased its net and gross reserves for A&E by US$800 million and in 2000 an additional US$250 million was reallocated to A&E. There are significant uncertainties in estimating the amount of A&E claims. Reserves for asbestos-related illnesses, toxic waste clean-up claims and latent drug and chemical exposures cannot be estimated with traditional loss reserving techniques. Case reserves are established when sufficient information has been obtained to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims. In establishing the liabilities for claims arising from asbestos related illnesses, toxic waste clean-up and latent drug and chemical exposures, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretation in the future, there is significant uncertainty regarding the extent of remediation and insurer liability, and given the inherent uncertainty in estimating A&E liabilities, significant adverse deviation from the current carried A&E reserve position is possible.

     In response to the uncertainty associated with A&E claims, Fireman's Fund has created an environmental claims unit focused on A&E claims evaluation and remediation for the Allianz Group's U.S. subsidiaries. The staff of this unit, consisting of a total of approximately 50 employees, determines appropriate coverage issues according to the terms of the policies and contracts involved and, on the basis of its experience and expertise, makes judgments as to the ultimate loss potential related to each claim submitted for payment under the various policies and contracts. Judgments of potential losses are also made from precautionary reports submitted by insured companies for claims which have the possibility of involving policy coverage. Factors considered in determining the reserve are: whether the claim relates to asbestos or hazardous waste; whether the claim is for bodily injury or property damage; the limits of liability and attachment points; policy provisions for expenses (which are a significant portion of the estimated ultimate cost of these claims); type of insured; and any provision for reinsurance recoverables. In addition, Fireman's Fund actively pursues commutations and reinsurance cessions to reduce its A&E exposures.

     For Allianz Insurance Co., the gross increases in general liability reserves in 2002 were based on a thorough actuarial analysis carried out in conjunction with a significant re-underwriting of the company's business. The majority of the increase, or US$936 million, is attributable to monoline general liability business. Approximately US$187 million of the increase is from property and US$30 million from workers compensation, partially offset by reductions of US$9 million for other lines.

     In addition to the increase in A&E and general liability reserves, in 2002 Fireman's Fund increased reserves for accident years 1999 and 2000 following the re-evaluation of several business segments during the Group's regular quarterly reserve analyses. For 1999, Commercial Auto Liability, Medical Malpractice, Other Liability and Workers' Compensation reserves were increased US$102 million, partially offset by favorable development in Commercial Multi-Peril (US$41 million). Accident year 2000 reserves were increased in Commercial Auto Liability, Medical Malpractice and Other Liability (US$141 million), partially offset by favorable development in Commercial Multi-Peril and Surety (US$56 million). Two of the major business segments that drove the results for Commercial Auto Liability and Medical Malpractice above have been re-evaluated as businesses that the Allianz Group will not write in the future.

     On September 30, 2002, Fireman's Fund entered into a reinsurance contract whereby it ceded all net carried A&E reserves to Allianz AG, with Allianz AG providing reinsurance cover up to a maximum of US$2,158 million. Total A&E reserves ceded under this treaty were US$1,276 million for consideration in the amount of US$1,276 million. The following table summarizes the gross and net U.S. claim reserves for A&E claims at December 31 for the years indicated.

                                A&E              A&E
                                NET             GROSS          AS A PERCENTAGE OF     AS A PERCENTAGE OF THE
YEAR-END                      RESERVES         RESERVES      U.S. PROPERTY-CASUALTY      GROUP'S PROPERTY-
DECEMBER 31,               (E IN MILLION)   (E IN MILLION)       GROSS RESERVES       CASUALTY GROSS RESERVES
------------               --------------   --------------   ----------------------   -----------------------
1998.....................        982            1,849                 18.4%                     4.1%
1999.....................        883            1,509                 12.6%                     2.9%
2000.....................      1,072            1,778                 14.0%                     3.3%
2001.....................        979            1,649                 10.1%                     2.7%
2002.....................        249            1,704                 10.7%                     2.9%

United Kingdom

     The loss reserve development table for the United Kingdom includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in the United Kingdom. The table is presented on a consolidated basis for the Group's subsidiaries on a U.K. GAAP basis, which is similar to an IFRS basis, and represents 100% of property-casualty reserves in the United Kingdom.

                                                                   DECEMBER 31,
                                       ---------------------------------------------------------------------
                                       1994    1995    1996    1997    1998    1999    2000    2001    2002
                                       -----   -----   -----   -----   -----   -----   -----   -----   -----
                                                                  (E IN MILLION)
Gross reserves for unpaid claims
  and claims expenses................  1,141   1,158   1,445   1,797   2,727   3,165   3,262   3,557   3,369
Cumulative paid as of:
  One year later.....................    305     393     469     507     835     911   1,059   1,033
  Two years later....................    534     627     695     759   1,264   1,496   1,586
  Three years later..................    708     765     856     907   1,622   1,825
  Four years later...................    807     882     947   1,039   1,841
  Five years later...................    897     938   1,031   1,109
  Six years later....................    934   1,001   1,075
  Seven years later..................    969   1,035
  Eight years later..................    995
Liability re-estimated as of:
  One year later.....................  1,055   1,349   1,613   1,606   2,960   3,052   3,189   3,153
  Two years later....................  1,205   1,467   1,467   1,629   2,816   3,013   2,954
  Three years later..................  1,298   1,356   1,485   1,614   2,720   2,873
  Four years later...................  1,203   1,356   1,467   1,506   2,622
  Five years later...................  1,204   1,355   1,407   1,461
  Six years later....................  1,219   1,330   1,391
  Seven years later..................  1,270   1,322
  Eight years later..................  1,265
  Cumulative surplus (deficiency)....   (124)   (164)     54     336     105     292     308     404
  Cumulative surplus (deficiency)
  Excluding impact of foreign
  exchange...........................      8     143     228     339     369     259     251     223
    Percent..........................    0.7%   12.4%   15.8%   18.9%   13.5%    8.2%    7.7%    6.3%

     In the United Kingdom, the Allianz Group writes a broad mix of property-casualty business for both individual and commercial clients. The Group's general practice is to record property-casualty reserves at the actuarial best estimate plus a margin for prudence. Accordingly, from 1996 through 2000, the Allianz Group has experienced favorable development in property-casualty claim reserves, which has arisen to differing degrees on almost all lines of business and reflects the approach of calculating reserves on a prudent best estimate basis. This approach reflects industry practice in the United Kingdom.

     Allianz Cornhill experienced gross incurred losses and loss adjustment expenses related to the terrorist attack of September 11, 2001, which was a primary factor in year-to-year reserves development.

     The periods prior to and including 1995 differ from subsequent periods in that they showed a deficiency for earlier development years before a surplus emerged. This deficiency arose from the strengthening of reserves relating to Marine Excess of Loss business written through the London Market during the late 1980's. This strengthening of Marine reserves more than offset the redundancy emerging from other lines of business at the time. The Group considers that the reserve issues that arose at the time have been fully addressed, as evidenced by the now positive run-off.

     The table also shows a sharp increase in the level of gross reserves from 1997 to 1998. This is primarily due to the acquisition of AGF in 1998. Reserves from AGF's UK subsidiaries were E1,067 million at December 31, 1998.

France

     The loss reserve development table for France includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in France. The table is presented on a consolidated basis for the Group's subsidiaries in France on a French statutory accounting basis. All property-casualty lines other than construction, MAT and credit are presented on an accident year basis. Construction, MAT and credit are presented on an underwriting year basis, consistent with applicable French statutes. Loss reserves presented on an "underwriting year" basis represent claims related to all policies written during a given year. In contrast, "accident year" loss reserves represent claims for events that occurred during a given calendar year, regardless of when the policy was written. Loss reserves on an underwriting year basis may include claims from different accident years. For example, a policy written during 1999 may have losses in accident year 1999 and in accident year 2000. Therefore, underwriting year data as of a particular evaluation date is less mature than accident year data. This leads to loss emergence taking place over a slightly longer period of time. For year-ends 1998 through 2002, the lines of business accounted for on an underwriting year basis accounted for approximately 25% of the Group's reserves in France.

     At December 31, 2002, 2001, and 2000, as permitted by applicable French statutes, the Group carried approximately E1.4 billion, E1.4 billion, and E1.4 billion, respectively, in annuity reserves. These annuities reflected discounts of E451 million, E451 million, and E444 million, respectively. These annuities relate to individual and group health disability reserves (included in the non-life segment under the Group's French statutory financial statements) and to motor liability where payment amounts are fixed and the timing is reasonably determinable. The reserve development reflected in the table below includes development attributable to the amortization of the discount.

                                                                  DECEMBER 31,
                                    ------------------------------------------------------------------------
                                    1994    1995    1996    1997    1998     1999    2000     2001     2002
                                    -----   -----   -----   -----   -----   ------   -----   ------   ------
                                                                 (E IN MILLION)
Gross reserves for unpaid claims
  and claims expenses.............  1,231   1,275   1,319   1,297   8,468    9,169   9,573   10,277   10,450
Cumulative paid as of:
  One year later..................    373     363     345     341   2,076    3,003   2,877    2,642
  Two years later.................    536     518     500     469   3,140    4,358   3,977
  Three years later...............    641     622     594     573   3,826    5,065
  Four years later................    723     696     672     648   4,304
  Five years later................    780     758     733     707
  Six years later.................    829     803     780
  Seven years later...............    867     840
  Eight years later...............    898
Liability re-estimated as of:
  One year later..................  1,230   1,293   1,280   1,279   8,082   10,231   9,860   10,359
  Two years later.................  1,260   1,273   1,271   1,218   8,649   10,033   9,939
  Three years later...............  1,253   1,276   1,222   1,241   8,615    9,863
  Four years later................  1,277   1,233   1,234   1,228   8,335
  Five years later................  1,242   1,239   1,239   1,261
  Six years later.................  1,215   1,236   1,259
  Seven years later...............  1,252   1,237
  Eight years later...............  1,234
  Cumulative surplus
    (deficiency)..................     (3)     39      60      36     132     (694)   (366)     (82)
    Percent.......................   (0.3)%   3.1%    4.6%    2.8%    1.6%    (7.6)%  (3.8)%   (0.8)%

     The Allianz Group companies in France form one of the leading French property-casualty groups. The first-time inclusion of AGF in 1998 resulted in a E5,513 million increase in held reserves at December 31, 1998.

     The Group's primary property-casualty lines of business in France are motor liability, property, individual and group health, group disability, general liability, construction, MAT and credit. Declining frequency trends for motor liability in recent years and a prudent case reserving philosophy for motor liability and general liability have contributed to the favorable runoff reflected in the table for years 1995 through 1997. For 1999, the adverse run-off is primarily due to the upward development during 2000 of losses from the storms "Lothar" and "Martin," which occurred in Europe in late December 1999.

     During 2002, reserves for AGF IART experienced adverse development of approximately E360 million, including E185 million on motor liability, approximately E50 million on property and E105 million on general liability. These adverse developments were partially offset by favorable reserve development on the reserves of Euler and Allianz Marine and Aviation (AMA).

Italy

     The loss reserve development table for Italy includes the development of property-casualty reserves for the Group subsidiaries that insure or reinsure property-casualty risks in Italy. The table is presented on a consolidated basis for the Group's subsidiaries in Italy on an Italian statutory accounting basis, and represents 100% of property-casualty reserves in Italy.

                                                             DECEMBER 31,
                                 ---------------------------------------------------------------------
                                 1994    1995    1996    1997    1998    1999    2000    2001    2002
                                 -----   -----   -----   -----   -----   -----   -----   -----   -----
                                                            (E IN MILLION)
Gross reserves for unpaid
  claims and claims expenses...  2,379   3,471   3,829   4,029   4,640   5,040   5,560   6,097   6,508
Cumulative paid as of:
  One year later...............    888   1,308   1,487   1,562   1,824   1,940   2,092   2,060
  Two years later..............  1,280   1,989   2,152   2,308   2,626   2,879   2,957
  Three years later............  1,534   2,372   2,571   2,742   3,173   3,357
  Four years later.............  1,717   2,660   2,861   3,101   3,496
  Five years later.............  1,859   2,877   3,129   3,334
  Six years later..............  1,989   3,084   3,306
  Seven years later............  2,118   3,222
  Eight years later............  2,208
Liability re-estimated as of:
  One year later...............  2,376   3,527   3,829   4,037   4,650   5,091   5,687   6,021
  Two years later..............  2,333   3,524   3,804   4,147   4,788   5,332   5,677
  Three years later............  2,404   3,605   3,938   4,279   4,984   5,286
  Four years later.............  2,449   3,710   4,049   4,429   4,904
  Five years later.............  2,498   3,796   4,162   4,337
  Six years later..............  2,547   3,879   4,061
  Seven years later............  2,165   3,789
  Eight years later............  2,547
  Cumulative surplus
    (deficiency)...............   (168)   (319)   (232)   (309)   (264)   (247)   (117)     75
    Percent....................   (7.0)%  (9.1)%  (6.0)%  (7.6)%  (5.7)%  (4.9)%  (2.1)%   1.2%

     The Allianz Group companies in Italy form one of the leading Italian property-casualty groups. The property-casualty reserve portfolio in Italy consists predominantly of motor liability and general liability. During the past few calendar years, adverse development in the Italian general liability market has occurred due to an increase in late-reported claims. In addition, an increase in personal injuries for motor liability, coupled with an increase in the average cost of claims, has led to an increase in the ultimate cost of claims for motor liability. As a result, during the last several calendar years, but especially during 2001 and 2002, reserves for motor liability and general liability were strengthened at the RAS Group across several accident years. These adverse developments were however more than offset by favorable development in 2002 for other lines and other companies in Italy.

Reserve Discount

     The following table shows, by country, the carrying amounts of reserves as of December 31, for claims and claim adjustment expenses that have been discounted, and the interest rates used for discounting.

                             DISCOUNTED       AMOUNT OF THE
                              RESERVES          DISCOUNT
                           (E IN MILLION)    (E IN MILLION)    INTEREST RATE USED FOR DISCOUNTING
                           ---------------   ---------------   -----------------------------------
                            2002     2001     2002     2001          2002               2001
                           ------   ------   ------   ------   ----------------   ----------------
United States............    260      288      316      412    6.55%              6.55%
Germany..................    322      279      223      202    3.25% to 4.00%     3.25% to 4.00%
Switzerland..............    485      456      412      374    4.00%              4.00%
France...................  1,410    1,410      451      451    3.20% to 3.25%     3.20% to 4.00%
Portugal.................     91       91       91       91    4.00% to 5.25%     5.25% to 6.00%
Hungary..................     59       50       18       19    1.40%              1.80%
Belgium..................     80      109       18       31    4.75%              4.75%
                           -----    -----    -----    -----
  Total..................  2,707    2,683    1,529    1,580
                           =====    =====    =====    =====

SELECTED STATISTICAL INFORMATION RELATING TO THE GROUP'S BANKING OPERATIONS

     For the purposes of presenting the following information, the Allianz Group's banking operations include Dresdner Bank AG and its subsidiaries, including its asset management operations, and certain other banking subsidiaries of Allianz. This presentation differs from the presentation elsewhere in this Offering Circular, where the asset management operations of Dresdner Bank are included in the Group's asset management segment and excluded from its banking segment. The following information has been derived from the financial records of the Group's banking operations and has been prepared in accordance with IFRS; it does not reflect adjustments necessary to convert such information to U.S. GAAP. Although the financial statements of Dresdner Bank were consolidated into the financial statements of Allianz AG on the date of the Allianz Group's acquisition of Dresdner Bank on July 23, 2001, the information presented below includes the banking operations of Dresdner Bank for all periods in order to provide the reader with comparable information about the Group's banking operations. Additionally, the assets and liabilities of Dresdner Bank do not reflect the purchase accounting adjustments applied by the Group with respect to Dresdner Bank's assets and liabilities at July 23, 2001. Additional limitations concerning certain of the average balance sheet data of Dresdner Bank for the periods ending before January 1, 2002 discussed in this section are noted below under "-- Average Balance Sheet and Interest Rate Data."

     In applying the Allianz Group's accounting policies to the financial statements of Dresdner Bank during periods prior to July 23, 2001, certificated commercial loans common to the German market, or Schuldscheindarlehen, have been reclassified from Loans and advances to banks and Loans and advances to customers to Investment securities available for sale in order to conform to the Group's accounting policies. At December 31, 2002, 2001, 2000, 1999 and 1998, the book value of Schuldscheindarlehen was approximately E1.4 billion, E44.0 billion, E46.6 billion, E48.6 billion and E49.1 billion, respectively. Because there were no loss allowances recorded on such Schuldscheindarlehen, such reclassification had no impact on the gross amount of the loss allowances described below under "-- Summary of Loan Loss Experience." However, such reclassification did adversely affect the ratio of total allowances for loan losses to total loans. On August 1, 2002, the Allianz Group also merged its mortgage banking subsidiary, Deutsche Hyp, which was a part of the Group's Other division, with the mortgage banking subsidiaries of Commerzbank and Deutsche Bank into a single entity, Eurohypo. The assets and liabilities of the former Deutsche Hyp were accordingly deconsolidated as of August 1, 2002.

AVERAGE BALANCE SHEET AND INTEREST RATE DATA

     The following table sets forth the average balances of assets and liabilities and related interest earned from interest-earning assets and interest expensed on interest-bearing liabilities, as well as the resulting average interest yields and rates for the years ended December 31, 2002, 2001 and 2000. For the year ended December 31, 2002, the average balance sheet and interest rate data is based on consolidated monthly average balances using month-end balances prepared in accordance with IFRS. For the years ended December 31, 2001 and 2000, Dresdner Bank did not prepare consolidated balance sheet and interest rate data on a monthly basis. The average balance sheet and interest rate data shown below for the years ended December 31, 2001 and 2000 was derived using unconsolidated monthly balances of Dresdner Bank AG and its non-German branch operations and significant subsidiaries, together with quarterly consolidated balances of Dresdner Bank prepared in accordance with IFRS. Such unconsolidated monthly balances reflected approximately 90% of Dresdner Bank's consolidated assets and liabilities, were not available for all months in the periods shown, and were not in all cases prepared fully in accordance with IFRS. Dresdner Bank has reconciled such monthly balances to the consolidated quarterly balances that were not subject to these limitations, and the data shown below reflects adjustments to give effect to differences identified in such a reconciliation process. The Allianz Group believes that the average balances provide a fair representation of the activities of its banking operations.

     Since the adoption of IFRS 39 on January 1, 2001, the fair values of all derivative instruments have been included within non-interest-earning assets or non-interest-bearing liabilities. Prior to January 1, 2001, the fair values of qualifying hedge derivative instruments were not recorded in the balance sheet; however, the fair values of all non-qualifying hedge and trading derivatives have been included within non-interest-earning assets or non-interest-bearing liabilities for each period. Interest income and interest expense relating to qualifying hedge derivative instruments have been reported within the interest income and interest expense of the hedged item for each period.

     The allocation between German and non-German components is based on the location of the office that recorded the transaction. Categories of loans and advances include loans placed on nonaccrual status. For a description of the Group's accounting policies on nonaccrual loans see "-- Risk Elements -- Nonaccrual loans."

     The Allianz Group's banking operations do not have a significant balance of tax-exempt investments. Accordingly, interest income on such investments has been included as taxable interest income for purposes of calculating the change in taxable net interest income.

                                                                      YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                 2002                           2001                           2000
                                     ----------------------------   ----------------------------   ----------------------------
                                               INTEREST   AVERAGE             INTEREST   AVERAGE             INTEREST   AVERAGE
                                     AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/
                                     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE
                                     -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                           (E IN MILLION)
ASSETS
Trading securities
  In German offices................   57,523     1,681      2.9%     56,220     2,075      3.7%     38,637     1,387      3.6%
  In non-German offices............   30,155     1,137      3.8%     30,020     1,484      4.9%     22,093     1,057      4.8%
                                     -------    ------              -------    ------              -------    ------
  Total............................   87,678     2,818      3.2%     86,240     3,559      4.1%     60,730     2,444      4.0%
                                     -------    ------              -------    ------              -------    ------
Loans and advances to banks
  In German offices................   15,708       454      2.9%     22,028       744      3.4%     17,632       651      3.7%
  In non-German offices............    9,966       343      3.4%     18,009       776      4.3%     12,853     1,271      9.9%
                                     -------    ------              -------    ------              -------    ------
  Total............................   25,674       797      3.1%     40,037     1,520      3.8%     30,485     1,922      6.3%
                                     -------    ------              -------    ------              -------    ------
Loans and advances to customers
  In German offices................  112,709     5,490      4.9%    131,346     8,339      6.3%    133,241     7,391      5.5%
  In non-German offices............   45,760     2,413      5.3%     56,144     3,741      6.7%     50,850     3,627      7.1%
                                     -------    ------              -------    ------              -------    ------
  Total............................  158,469     7,903      5.0%    187,490    12,080      6.4%    184,091    11,018      6.0%
                                     -------    ------              -------    ------              -------    ------
Securities purchased under resale
  agreements
  In German offices................   56,213     2,109      3.8%     46,890     2,267      4.8%     24,895     1,180      4.7%
  In non-German offices............   38,059       794      2.1%     41,254     1,545      3.7%     33,170     1,656      5.0%
                                     -------    ------              -------    ------              -------    ------
  Total............................   94,272     2,903      3.1%     88,144     3,812      4.3%     58,065     2,836      4.9%
                                     -------    ------              -------    ------              -------    ------
Investment securities(1)
  In German offices................   35,017     1,584      4.5%     59,346     2,929      4.9%     60,712     3,310      5.5%
  In non-German offices............    9,893       401      4.1%     10,577       469      4.4%     10,460       702      6.7%
                                     -------    ------              -------    ------              -------    ------
  Total............................   44,910     1,985      4.4%     69,923     3,398      4.9%     71,172     4,012      5.6%
                                     -------    ------              -------    ------              -------    ------
Total interest-earning assets......  411,003    16,406      4.0%    471,834    24,369      5.2%    404,543    22,232      5.5%
                                     -------    ------              -------    ------              -------    ------
Non-interest-earning assets
  In German offices................   49,686                         49,006                         30,123
  In non-German offices............   29,206                         22,101                         30,702
                                     -------                        -------                        -------
Total non-interest-earning
  assets...........................   78,892                         71,107                         60,825
                                     -------                        -------                        -------
Total assets.......................  489,895                        542,941                        465,368
                                     =======                        =======                        =======
Percent of assets attributable to
  non-German offices...............     33.3%                          32.8%                          34.4%
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities to banks(2)
  In German offices................   58,881     1,978      3.4%     71,681     2,765      3.9%     49,420     2,026      4.1%
  In non-German offices............   23,284     1,081      4.6%     30,217     2,301      7.6%     21,602     2,121      9.8%
                                     -------    ------              -------    ------              -------    ------
  Total............................   82,165     3,059      3.7%    101,898     5,066      5.0%     71,022     4,147      5.8%
                                     -------    ------              -------    ------              -------    ------
Liabilities to customers(2)
  In German offices................   71,296     1,906      2.7%     99,113     2,713      2.7%     90,666     2,040      2.3%
  In non-German offices............   36,977     1,126      3.0%     46,628     1,653      3.5%     40,780     2,172      5.3%
                                     -------    ------              -------    ------              -------    ------
  Total............................  108,273     3,032      2.8%    145,741     4,366      3.0%    131,446     4,212      3.2%
                                     -------    ------              -------    ------              -------    ------
Securities sold under repurchase
  agreements
  In German offices................   40,328     1,544      3.8%     39,327     1,958      5.0%     20,441       917      4.5%
  In non-German offices............   26,840       588      2.2%     37,548     1,315      3.5%     33,661     1,640      4.9%
                                     -------    ------              -------    ------              -------    ------
  Total............................   67,168     2,132      3.2%     76,875     3,273      4.3%     54,102     2,557      4.7%
                                     -------    ------              -------    ------              -------    ------
Subordinated liabilities
  In German offices................    4,541       206      4.5%      4,439       189      4.3%      4,355       176      4.0%
  In non-German offices............    4,661       361      7.7%      4,793       458      9.6%      4,335       369      8.5%
                                     -------    ------              -------    ------              -------    ------
  Total............................    9,202       567      6.2%      9,232       647      7.0%      8,690       545      6.3%
                                     -------    ------              -------    ------              -------    ------

                                                                      YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------------------
                                                 2002                           2001                           2000
                                     ----------------------------   ----------------------------   ----------------------------
                                               INTEREST   AVERAGE             INTEREST   AVERAGE             INTEREST   AVERAGE
                                     AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/    AVERAGE   INCOME/    YIELD/
                                     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE     BALANCE   EXPENSE     RATE
                                     -------   --------   -------   -------   --------   -------   -------   --------   -------
                                                                           (E IN MILLION)
Certificated liabilities(2)
  In German offices................   42,166     2,507      5.9%     71,266     4,628      6.5%     73,717     4,803      6.5%
  In non-German offices............   56,854     2,108      3.7%     44,657     2,440      5.5%     45,818     2,683      5.9%
                                     -------    ------              -------    ------              -------    ------
  Total............................   99,020     4,615      4.7%    115,923     7,068      6.1%    119,535     7,486      6.3%
                                     -------    ------              -------    ------              -------    ------
Profit participation certificates
  outstanding
  In German offices................    1,771       133      7.5%      2,052        76      3.7%      2,034        64      3.1%
                                     -------    ------              -------    ------              -------    ------
  Total............................    1,771       133      7.5%      2,052        76      3.7%      2,034        64      3.1%
                                     -------    ------              -------    ------              -------    ------
Total interest-bearing
  liabilities......................  367,599    13,538      3.7%    451,721    20,496      4.5%    386,829    19,011      4.9%
                                     -------    ------              -------    ------              -------    ------
Non-interest-bearing liabilities
  In German offices................   64,014                         34,196                         27,538
  In non-German offices............   39,288                         34,576                         38,693
                                     -------                        -------                        -------
Total non-interest-bearing
  liabilities......................  103,302                         68,772                         66,231
                                     -------                        -------                        -------
Shareholders' equity...............   18,994                         22,448                         12,308
                                     -------                        -------                        -------
Total liabilities and shareholders'
  equity...........................  489,895                        542,941                        465,368
                                     =======                        =======                        =======
Percent of liabilities attributable
  to non-German offices............     39.9%                          38.1%                          40.8%

------------

(1) The average yields for investment securities available for sale have been calculated using amortized cost balances and do not include changes in fair value recorded within a component of shareholders' equity. The average yields for investment securities held to maturity have been calculated using amortized cost balances.

(2) Interest-bearing deposits have been presented within liabilities to banks and liabilities to customers; certificates of deposit have been presented within certificated liabilities.

NET INTEREST MARGIN

     The following table sets forth the average total interest-earning assets, net interest earned and the net interest margin of the Allianz Group's banking operations.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                    (E IN MILLION)
Average total interest-earning assets.......................  411,003   471,834   404,543
Net interest earned(1)......................................    2,868     3,873     3,221
Net interest margin(2)......................................     0.70%     0.82%     0.80%

------------

(1) Net interest earned is defined as total interest income less total interest expense.

(2) Net interest margin is defined as net interest earned divided by average total interest-earning assets.

     The following table sets forth an allocation of changes in interest income, interest expense and net interest income between changes in the average volume and changes in the average interest rates for the two most recent years. Volume and interest rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated proportionally to the absolute change in volume and rate.

                                                            YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------
                                                2002 OVER 2001                  2001 OVER 2000
                                         -----------------------------   -----------------------------
                                                  INCREASE/(DECREASE)             INCREASE/(DECREASE)
                                                   DUE TO CHANGE IN:               DUE TO CHANGE IN:
                                                  --------------------            --------------------
                                                   AVERAGE                         AVERAGE
                                         TOTAL    INTEREST    AVERAGE    TOTAL    INTEREST    AVERAGE
                                         CHANGE     RATE       VOLUME    CHANGE     RATE       VOLUME
                                         ------   ---------   --------   ------   ---------   --------
                                                                (E IN MILLION)
INTEREST INCOME
Trading securities
  In German offices....................   (394)      (441)         47      688         40        648
  In non-German offices................   (347)      (354)          7      427         36        391
                                         ------    ------      ------    -----     ------      -----
  Total................................   (741)      (795)         54    1,115         76      1,039
                                         ------    ------      ------    -----     ------      -----

                                                            YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------
                                                2002 OVER 2001                  2001 OVER 2000
                                         -----------------------------   -----------------------------
                                                  INCREASE/(DECREASE)             INCREASE/(DECREASE)
                                                   DUE TO CHANGE IN:               DUE TO CHANGE IN:
                                                  --------------------            --------------------
                                                   AVERAGE                         AVERAGE
                                         TOTAL    INTEREST    AVERAGE    TOTAL    INTEREST    AVERAGE
                                         CHANGE     RATE       VOLUME    CHANGE     RATE       VOLUME
                                         ------   ---------   --------   ------   ---------   --------
                                                                (E IN MILLION)
Loans and advances to banks
  In German offices....................   (290)       (97)       (193)      93        (59)       152
  In non-German offices................   (433)      (135)       (298)    (495)      (885)       390
                                         ------    ------      ------    -----     ------      -----
  Total................................   (723)      (232)       (491)    (402)      (944)       542
                                         ------    ------      ------    -----     ------      -----
Loans and advances to customers
  In German offices....................  (2,849)   (1,770)     (1,079)     948      1,054       (106)
  In non-German offices................  (1,328)     (704)       (624)     114       (248)       362
                                         ------    ------      ------    -----     ------      -----
  Total................................  (4,177)   (2,474)     (1,703)   1,062        806        256
                                         ------    ------      ------    -----     ------      -----
Securities purchased under resale
  agreements
  In German offices....................   (158)      (561)        403    1,087         24      1,063
  In non-German offices................   (751)      (639)       (112)    (111)      (465)       354
                                         ------    ------      ------    -----     ------      -----
  Total................................   (909)    (1,200)        291      976       (441)     1,417
                                         ------    ------      ------    -----     ------      -----
Investment securities
  In German offices....................  (1,345)     (227)     (1,118)    (381)      (308)       (73)
  In non-German offices................    (68)       (39)        (29)    (233)      (241)         8
                                         ------    ------      ------    -----     ------      -----
  Total................................  (1,413)     (266)     (1,147)    (614)      (549)       (65)
                                         ------    ------      ------    -----     ------      -----
Total interest income..................  (7,963)   (4,967)     (2,996)   2,137     (1,052)     3,189
                                         ------    ------      ------    -----     ------      -----
INTEREST EXPENSE
Liabilities to banks
  In German offices....................   (787)      (331)       (456)     739       (126)       865
  In non-German offices................  (1,220)     (768)       (452)     180       (544)       724
                                         ------    ------      ------    -----     ------      -----
  Total................................  (2,007)   (1,099)       (908)     919       (670)     1,589
                                         ------    ------      ------    -----     ------      -----
Liabilities to customers
  In German offices....................   (807)       (62)       (745)     673        471        202
  In non-German offices................   (527)      (213)       (314)    (519)      (799)       280
                                         ------    ------      ------    -----     ------      -----
  Total................................  (1,334)     (275)     (1,059)     154       (328)       482
                                         ------    ------      ------    -----     ------      -----
Securities sold under repurchase
  agreements
  In German offices....................   (414)      (463)         49    1,041        111        930
  In non-German offices................   (727)      (413)       (314)    (325)      (499)       174
                                         ------    ------      ------    -----     ------      -----
  Total................................  (1,141)     (876)       (265)     716       (388)     1,104
                                         ------    ------      ------    -----     ------      -----
Subordinated liabilities
  In German offices....................     17         13           4       13          9          4
  In non-German offices................    (97)       (85)        (12)      89         48         41
                                         ------    ------      ------    -----     ------      -----
  Total................................    (80)       (72)         (8)     102         57         45
                                         ------    ------      ------    -----     ------      -----
Certificated liabilities
  In German offices....................  (2,121)     (363)     (1,758)    (175)       (16)      (159)
  In non-German offices................   (332)      (900)        568     (243)      (176)       (67)
                                         ------    ------      ------    -----     ------      -----
  Total................................  (2,453)   (1,263)     (1,190)    (418)      (192)      (226)
                                         ------    ------      ------    -----     ------      -----
Profit participation certificates
  outstanding
  In German offices....................     57         69         (12)      12         11          1
  Total................................     57         69         (12)      12         11          1
                                         ------    ------      ------    -----     ------      -----
TOTAL INTEREST EXPENSE.................  (6,958)   (3,516)     (3,442)   1,485     (1,510)     2,995
                                         ------    ------      ------    -----     ------      -----
CHANGE IN TAXABLE NET INTEREST
  INCOME...............................  (1,005)   (1,451)        446      652        458        194
                                         ======    ======      ======    =====     ======      =====

RETURN ON EQUITY AND ASSETS

     The following table sets forth the net income, average shareholders' equity and selected financial information and ratios of the Allianz Group's banking operations.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
                                                                   (E IN MILLION)
Net (loss)/income...........................................    (944)     539    1,809
Average shareholders' equity................................  18,994   22,448   12,308
Return on assets(1).........................................   (0.19)%   0.10%    0.39%
Return on equity(2).........................................   (4.97)%   2.40%   14.70%
Equity to assets ratio(3)...................................    3.88%    4.13%    2.64%

------------

(1) Return on assets is defined as net income of the Group's banking operations divided by average total assets of its banking operations.

(2) Return on equity is defined as net (loss)/income of the Group's banking operations divided by average shareholders' equity of its banking operations.

(3) Equity to assets ratio is defined as average shareholders' equity of the Group's banking operations divided by average total assets of its banking operations.

TRADING AND INVESTMENT SECURITIES

     The following table sets forth the book value of trading and investment securities held by the Allianz Group's banking operations by type of issuer. The allocation between German and non-German components is based on the domicile of the issuer.

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                2002      2001      2000
                                                              --------   -------   ------
                                                                    (E IN MILLION)
TRADING SECURITIES
  GERMAN:
     Federal and state government and government agency debt
       securities...........................................    14,304     8,267    4,225
     Local government debt securities.......................     2,573     3,153    1,611
     Corporate debt securities..............................    34,645    35,326   29,892
     Mortgage-backed securities.............................       403        50       --
     Equity securities......................................       412     1,147    2,661
                                                              --------   -------   ------
     German total...........................................    52,337    47,943   38,389
                                                              --------   -------   ------
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities...........................................     5,798       802      610
     Other government and official institution debt
       securities...........................................    23,568    29,509   22,477
     Corporate debt securities..............................     8,066    12,667   11,734
     Mortgage-backed securities.............................     1,021       474       --
     Equity securities......................................     8,668    13,917    9,762
                                                              --------   -------   ------
  Non-German total..........................................    47,121    57,369   44,583
                                                              --------   -------   ------
TOTAL TRADING SECURITIES....................................    99,458   105,312   82,972
                                                              ========   =======   ======
SECURITIES AVAILABLE FOR SALE
  GERMAN:
     Federal and state government and government agency debt
       securities...........................................       581     6,691    7,030
     Local government debt securities.......................     1,840    24,842   25,517
     Corporate debt securities..............................     7,534    21,566   24,196
     Mortgage-backed and other debt securities..............        22        63       73
     Equity securities......................................     3,951     7,003    7,295
                                                              --------   -------   ------
     German total...........................................    13,928(1)  60,165  64,111
                                                              --------   -------   ------

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                2002      2001      2000
                                                              --------   -------   ------
                                                                    (E IN MILLION)
  NON-GERMAN:
     U.S. Treasury and other U.S. government agency debt
       securities...........................................       227       453      916
     Other government and official institution debt
       securities...........................................     2,550     6,884    6,467
     Corporate debt securities..............................     5,337     6,270    5,626
     Mortgage-backed and other debt securities..............       520       105       19
     Equity securities......................................     3,097     3,297    2,863
                                                              --------   -------   ------
     Non-German total.......................................    11,731    17,009   15,891
                                                              --------   -------   ------
TOTAL SECURITIES AVAILABLE FOR SALE.........................    25,659    77,174   80,002
                                                              ========   =======   ======
SECURITIES HELD TO MATURITY
  GERMAN:
     Mortgage-backed securities.............................        --       301      219
                                                              --------   -------   ------
     German total...........................................        --       301      219
                                                              --------   -------   ------
  NON-GERMAN:
     Other government and official institution debt
       securities...........................................       579       558      593
     Corporate debt securities..............................       145       152      165
                                                              --------   -------   ------
     Non-German total.......................................       724       710      758
                                                              --------   -------   ------
TOTAL SECURITIES HELD TO MATURITY...........................       724     1,011      977
                                                              ========   =======   ======

------------

(1) Change from 2001 to 2002 reflects primarily the August 2002 deconsolidation of Deutsche Hyp.

     At December 31, 2002, the Allianz Group's banking operations held ordinary shares of Munich Re that had a book value in excess of ten percent of the shareholders' equity of the Group's banking operations. The aggregate shareholders' equity of Dresdner Bank and the Group's other banking operations was approximately E13,036 million at December 31, 2002. The aggregate book value and market value of such ordinary shares were E1,518 million at December 31, 2002.

MATURITY ANALYSIS OF DEBT INVESTMENT SECURITIES

     The following table sets forth an analysis of the contractual maturity and weighted average yields of the Allianz Group's banking operations' debt investment securities. Actual maturities may differ from contractual maturity dates because issuers may have the right to call or prepay obligations. The allocation between German and non-German components is based on the domicile of the issuer.

                                                             AT DECEMBER 31, 2002
                                         ------------------------------------------------------------
                                                        DUE AFTER     DUE AFTER
                                                         ONE YEAR    FIVE YEARS
                                          DUE IN ONE     THROUGH     THROUGH TEN   DUE AFTER
                                         YEAR OR LESS   FIVE YEARS      YEARS      TEN YEARS   TOTAL
                                         ------------   ----------   -----------   ---------   ------
                                                                (E IN MILLION)
SECURITIES AVAILABLE FOR SALE
  GERMAN:
     Federal and state government and
       government agency debt
       securities......................       206           170           156          49         581
     Local government debt
       securities......................         6         1,139           675          20       1,840
     Corporate debt securities.........     1,479         4,759         1,236          60       7,534
     Mortgage-backed and other debt
       securities......................        --            22            --          --          22
                                            -----         -----         -----         ---      ------
     German total......................     1,691         6,090         2,067         129       9,977
                                            -----         -----         -----         ---      ------
  NON-GERMAN:
     U.S. Treasury and other U.S.
       government agency debt
       securities......................         1             1             4         221         227
     Other government and official
       institution debt securities.....     1,084           688           524         254       2,550
     Corporate debt securities.........     2,260         2,233           518         326       5,337
     Mortgage-backed and other debt
       securities......................       495            16             6           3         520
                                            -----         -----         -----         ---      ------
     Non-German total..................     3,840         2,938         1,052         804       8,634
                                            -----         -----         -----         ---      ------
TOTAL SECURITIES AVAILABLE FOR SALE....     5,531         9,028         3,119         933      18,611
                                            =====         =====         =====         ===      ======
WEIGHTED AVERAGE YIELD.................       3.4%          4.1%          5.0%        5.6%        4.1%
SECURITIES HELD TO MATURITY
  GERMAN:
     Mortage-backed securities.........        --            --            --          --          --
                                            -----         -----         -----         ---      ------
     German total......................        --            --            --          --          --
                                            -----         -----         -----         ---      ------
NON-GERMAN:
       Other government and official
          institution debt
          securities...................       489            90            --          --         579
       Corporate debt securities.......       145            --            --          --         145
                                            -----         -----         -----         ---      ------
       Non-German total................       634            90            --          --         724
                                            -----         -----         -----         ---      ------
TOTAL SECURITIES HELD TO MATURITY......       634            90            --          --         724
                                            =====         =====         =====         ===      ======
WEIGHTED AVERAGE YIELD.................       7.2%          9.3%           --          --         7.5%

LOAN PORTFOLIO

     The following table sets forth an analysis of the Allianz Group's loan portfolio, excluding allowances for loan losses, net of unearned income, according to the industry sector of borrowers. The allocation between German and non-German components is based on the domicile of the borrower.

                                                            AT DECEMBER 31,
                                            -----------------------------------------------
                                             2002      2001      2000      1999      1998
                                            -------   -------   -------   -------   -------
                                                            (E IN MILLION)
GERMAN:
  Corporate:
     Manufacturing industry...............    9,728    10,825    11,539    11,014    12,459
     Construction.........................    1,226     1,813     2,042     2,228     3,378
     Wholesale and retail trade...........    6,041     7,165     7,419     7,555     9,988
     Financial institutions (excluding
       banks) and insurance companies.....    2,810     4,896     4,196       926     4,090
     Banks................................      611       517       601     2,342       628
     Service providers....................   13,797    22,943    21,326    23,658    15,243
     Other................................    2,911     3,974     3,067     4,416     3,048
                                            -------   -------   -------   -------   -------
     Corporate total......................   37,124    52,133    50,190    52,139    48,834
                                            -------   -------   -------   -------   -------
  Public authorities......................      212       718       540       276     1,101
  Private individuals (including self-
     employed professionals)..............   43,041    63,773    65,883    64,706    60,545
                                            -------   -------   -------   -------   -------
  German total............................   80,377   116,624   116,613   117,121   110,480
                                            -------   -------   -------   -------   -------
NON-GERMAN:
  Corporate:
     Manufacturing industry, construction,
       wholesale and retail trade and
       service providers..................   21,846    38,383    43,771    39,197    24,586
     Financial institutions (excluding
       banks) and insurance companies.....    6,312    10,285    10,166     8,100     7,379
     Banks................................    3,348     5,157     6,287     6,645     8,888
     Other................................    9,144     3,899     3,536     3,405     4,446
                                            -------   -------   -------   -------   -------
     Corporate total......................   40,650    57,724    63,760    57,347    45,299
                                            -------   -------   -------   -------   -------
  Public authorities......................    2,065     3,458       990     2,913     1,239
  Private individuals (including self-
     employed professionals)..............   11,046    10,601    10,151     9,922     9,595
                                            -------   -------   -------   -------   -------
  Non-German total........................   53,761    71,783    74,901    70,182    56,133
                                            -------   -------   -------   -------   -------
TOTAL LOANS...............................  134,138   188,407   191,514   187,303   166,613
                                            =======   =======   =======   =======   =======

     The following table sets forth the Allianz Group's banking operations' mortgage loans and finance leases that are included within the above analysis of loans.

                                                              AT DECEMBER 31,
                                                 ------------------------------------------
                                                  2002     2001     2000     1999     1998
                                                 ------   ------   ------   ------   ------
                                                               (E IN MILLION)
Mortgage loans.................................  39,683   57,315   61,303   60,587   55,975
Finance leases.................................   1,104    2,414    1,430    1,778    1,568

LOAN CONCENTRATIONS

     Although the Allianz Group's loan portfolio is diversified across more than 152 countries, at December 31, 2002 approximately 59.9% of the Group's total loans were to borrowers in Germany. At December 31, 2002, the Group's largest credit exposures to borrowers in Germany were loans to private individuals (including self-employed professionals). Approximately 54.3% of these loans are residential mortgage loans, which represent approximately 17.4% of the Group's total loans. The Allianz Group's residential mortgage loans include owner-occupied, single- and two-family homes and apartment dwellings and investment properties. The Group's residential mortgage loans are well diversified across all German states. The Group's remaining loans to private individuals in Germany primarily include other consumer installment loans and loans to self-employed professionals, which are also geographically diversified across Germany. The Allianz Group has no other concentrations of loans to private individuals (including self-employed professionals) in Germany in excess of ten percent of its total loans.

     The Allianz Group's loans to corporate customers are broadly diversified. At December 31, 2002, approximately 10.3% of the Group's total loans were to German corporate customers in various services industries, including utilities, media, telecommunication, transportation and other service providers. However, none of those industries are individually significant to the Allianz Group's domestic loan portfolio, and the Group has no concentrations of loans to borrowers in any services industry in excess of ten percent of its total loans.

     At December 31, 2002, approximately 23.1% of the Group's total loans were to non-financial corporate borrowers outside Germany.

     These loans are well diversified across various commercial industries, including:

                                                               PERCENT OF
                                                               TOTAL LOANS
                                                               -----------
Manufacturing industry......................................       6.9%
Construction................................................       1.6%
Wholesale and retail trade..................................       1.1%
Telecommunication...........................................       1.5%
Transportation..............................................       1.1%
Other service providers(1)..................................       4.1%
Other.......................................................       6.8%

------------

(1) Other service providers include media, utilities, natural resources and other services.

     The Allianz Group has no concentrations of loans to non-financial corporate borrowers in any industry in excess of ten percent of its total loans.

MATURITY ANALYSIS OF LOAN PORTFOLIO

     The following table sets forth an analysis of the contractual maturity of the Allianz Group's loans at December 31, 2002. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                AT DECEMBER 31, 2002
                                                  ------------------------------------------------
                                                                DUE AFTER
                                                  DUE IN ONE     ONE YEAR
                                                   YEAR OR     THROUGH FIVE   DUE AFTER
                                                     LESS         YEARS       FIVE YEARS    TOTAL
                                                  ----------   ------------   ----------   -------
                                                                   (E IN MILLION)
GERMAN:
  Corporate:
     Manufacturing industry.....................     5,238         3,158         1,332       9,728
     Construction...............................       884           150           192       1,226
     Wholesale and retail trade.................     3,477         1,839           725       6,041
     Financial institutions (excluding banks)
       and insurance companies..................     1,495         1,043           272       2,810
     Banks......................................       354           181            76         611
     Service providers:
       Telecommunication........................        10           497           104         611
       Transportation...........................       300           157           390         847
       Other service providers..................     5,420         3,763         3,156      12,339
     Total service providers....................     5,730         4,417         3,650      13,797
     Other......................................     1,462           972           477       2,911
                                                    ------        ------        ------     -------
     Corporate total............................    18,640        11,760         6,724      37,124
                                                    ------        ------        ------     -------
  Public authorities............................       180            24             8         212
  Private individuals (including self-employed
     professionals):
     Residential mortgage loans.................       277         5,643        17,450      23,370
     Consumer installment loans.................     3,154             0             0       3,154
     Other......................................     5,872         1,848         8,797      16,517
  Total private individuals (including self-
     employed professionals)....................     9,303         7,491        26,247      43,041
                                                    ------        ------        ------     -------
  German total..................................    28,123        19,275        32,979      80,377
                                                    ------        ------        ------     -------

                                                                AT DECEMBER 31, 2002
                                                  ------------------------------------------------
                                                                DUE AFTER
                                                  DUE IN ONE     ONE YEAR
                                                   YEAR OR     THROUGH FIVE   DUE AFTER
                                                     LESS         YEARS       FIVE YEARS    TOTAL
                                                  ----------   ------------   ----------   -------
                                                                   (E IN MILLION)
NON-GERMAN:
  Corporate:
     Manufacturing industry.....................     4,600         3,801           831       9,232
     Construction...............................       417         1,094           700       2,211
     Wholesale and retail trade.................       870           574            57       1,501
     Service providers:
       Telecommunication........................       326         1,370           276       1,972
       Transportation...........................       253           575           628       1,456
       Other service providers..................     2,698         2,326           450       5,474
     Total service providers....................     3,277         4,271         1,354       8,902
     Total manufacturing industry, construction,
       wholesale and retail trade and service
       providers................................     9,164         9,740         2,942      21,846
     Financial institutions (excluding banks)
       and insurance companies..................     1,633         3,128         1,551       6,312
     Banks......................................     2,007           994           347       3,348
     Other......................................     5,768         1,867         1,509       9,144
                                                    ------        ------        ------     -------
     Corporate total............................    18,572        15,729         6,349      40,650
                                                    ------        ------        ------     -------
  Public authorities............................     1,702           188           175       2,065
  Private individuals (including self-employed
     professionals):
     Residential mortgage loans.................       850         2,702         5,368       8,920
     Consumer installment loans.................        43            52            34         129
     Other......................................     1,197           276           524       1,997
  Total private individuals.....................     2,090         3,030         5,926      11,046
                                                    ------        ------        ------     -------
  Non-German total..............................    22,364        18,947        12,450      53,761
                                                    ------        ------        ------     -------
TOTAL LOANS.....................................    50,487        38,222        45,429     134,138
                                                    ======        ======        ======     =======

     The following table sets forth the total amount of loans due after one year with predetermined interest rates and floating or adjustable interest rates at December 31, 2002. Loans with predetermined interest rates are loans for which the interest rate is fixed for the entire term of the loan. All other loans are considered floating or adjustable interest rate loans. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                    AT DECEMBER 31, 2002
                                                          ----------------------------------------
                                                                             LOANS WITH
                                                            LOANS WITH      FLOATING OR
                                                          PREDETERMINED      ADJUSTABLE
                                                          INTEREST RATES   INTEREST RATES   TOTAL
                                                          --------------   --------------   ------
                                                                       (E IN MILLION)
GERMAN:
  Private individuals (including self-employed
     professionals).....................................      31,098            2,640       33,738
  Corporate and public customers........................      12,446            6,070       18,516
German total............................................      43,544            8,710       52,254
NON-GERMAN:
  Private individuals (including self-employed
     professionals).....................................       2,637            6,319        8,956
  Corporate and public customers........................       5,763           16,678       22,441
Non-German total........................................       8,400           22,997       31,397
                                                              ------           ------       ------
TOTAL...................................................      51,944           31,707       83,651
                                                              ======           ======       ======

RISK ELEMENTS

Non-performing loans

     The following table sets forth the outstanding balance of the Allianz Group's non-performing loans. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                AT DECEMBER 31,
                                                    ---------------------------------------
                                                     2002     2001    2000    1999    1998
                                                    ------   ------   -----   -----   -----
                                                                (E IN MILLION)
NONACCRUAL LOANS:
  German..........................................   7,355    8,751   7,991   7,516   6,322
  Non-German......................................   3,097    2,404   1,928   1,618     869
                                                    ------   ------   -----   -----   -----
  Total nonaccrual loans..........................  10,452   11,155   9,919   9,134   7,191
                                                    ======   ======   =====   =====   =====
LOANS PAST DUE 90 DAYS AND STILL ACCRUING
  INTEREST:
  German..........................................     644    1,640   1,238   1,526   1,876
  Non-German......................................     151      309     300     305     196
                                                    ------   ------   -----   -----   -----
  Total loans past due 90 days and still accruing
     interest.....................................     795    1,949   1,538   1,831   2,072
                                                    ======   ======   =====   =====   =====
TROUBLED DEBT RESTRUCTURINGS:
  German..........................................      65      215     253     261     307
  Non-German......................................     313      336     323     289     294
                                                    ------   ------   -----   -----   -----
  Total troubled debt restructurings..............     378      551     576     550     601
                                                    ======   ======   =====   =====   =====

Nonaccrual loans

     Nonaccrual loans are loans on which interest income is no longer recognized on an accrual basis and loans for which a specific provision is recorded for the full amount of accrued interest receivable. The Allianz Group places loans on nonaccrual status when it determines, based on management's judgment, that the payment of interest or principal is doubtful.

     When a loan is placed on nonaccrual status, any accrued and unpaid interest receivable is reversed and charged against interest income. The Allianz Group restores loans to accrual status only when interest and principal are made current in accordance with the contractual terms and, in management's judgment, future payments are reasonably assured. When the Group has doubts about the ultimate collectibility of the principal of a loan placed on nonaccrual status, all cash receipts are recorded as reductions in principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income. For all remaining loans, interest income is recognized when received.

Loans past due 90 days and still accruing interest

     Loans past due 90 days and still accruing interest are loans that are contractually past due 90 days or more as to principal or interest on which the Allianz Group continues to recognize interest income on an accrual basis.

Troubled debt restructurings

     Troubled debt restructurings are loans that the Allianz Group has restructured due to a deterioration in the borrower's financial position and in relation to which, for economic or legal reasons related to the borrower's deteriorated financial position, the Group has granted a concession to the borrower that it would not have otherwise granted.

Interest Income on Non-performing Loans

     The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2002 on nonaccrual loans and troubled debt restructurings if such loans had been current in accordance with their original contractual terms and the interest income on such loans that was actually included in interest income during the year ended December 31, 2002.

                                                                YEAR ENDED DECEMBER 31, 2002
                                                              ---------------------------------
                                                              IN GERMAN   IN NON-GERMAN
                                                               OFFICES       OFFICES      TOTAL
                                                              ---------   -------------   -----
                                                                       (E IN MILLION)
Interest income that would have been recorded in accordance
  with the original contractual terms.......................     341           137         478
Interest income actually recorded...........................      48            30          78

Potential Problem Loans

     Potential problem loans are loans that are not classified as nonaccrual loans, loans past due 90 days and still accruing interest or troubled debt restructurings, but where known information about possible credit problems causes the Group to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans in one of the three categories of non-performing loans described above. The outstanding balance of the Group's potential problem loans was E2,437 million at December 31, 2002.

     Each of the Group's potential problem loans has been subject to the Group's normal credit monitoring and review procedures. Of these loans, approximately E576 million have a specific loss allowance. The remaining loans have also been reviewed for impairment, however, based on the Group's estimated measurement of the impairment, no specific loss allowance has been recorded on such loans.

     Approximately 6% and 2% of the Group's potential problem loans are to private individuals in Germany and Latin America, respectively. The remaining loans are to corporate borrowers in manufacturing, construction, wholesale and retail trade, telecommunication, transportation and other services, including media, utilities, natural resources and other services and other industry sectors. The Allianz Group's potential problem loans to corporate borrowers are diversified across the following geographic regions:

                                                                AT DECEMBER 31, 2002
                                                               -----------------------
                                                                  PERCENT OF TOTAL
                                                               POTENTIAL PROBLEM LOANS
                                                               -----------------------
Germany.....................................................             62%
North America...............................................             11%
Europe (excluding Germany)..................................              8%
Latin America...............................................              7%
Asia/Pacific................................................              2%
Middle East/Africa..........................................              2%

Foreign Outstandings

     Cross-border outstandings consist of loans, net of allowances for loan losses, accrued interest receivable, acceptances, interest-bearing deposits with other banks, other interest-bearing investments and other monetary assets that either are recorded in an office that is not in the same country as the domicile of the borrower, guarantor, issuer or counter-party, or are denominated in a currency that is not the local currency of the borrower, guarantor, issuer or counter-party or are net local country claims. Net local country claims are domestic claims recorded in offices outside Germany that are denominated in local or foreign currency and that are not funded by liabilities in the same currency as the claim and recorded in the same office.

     The Allianz Group's cross-border outstandings are allocated by country based on the country of domicile of the borrower, guarantor, issuer or counter-party of the ultimate credit risk. At head-office level the Allianz Group sets limits on and monitors actual cross-border outstandings on a country-by-country basis based on transfer, economic and political risks.

     The following table sets forth the Allianz Group's cross-border outstandings by geographic location for countries that exceeded 0.75% of the total assets of the Group's banking operations. At December 31, 2002, there were no cross-border outstandings that exceeded 0.50% of the total assets of the Allianz Group's banking operations in any country currently facing debt restructur-ings or liquidity problems that the Group expects would materially impact the borrowers' ability to repay their obligations.

                                                            AT DECEMBER 31, 2002
                       ----------------------------------------------------------------------------------------------
                        GOVERNMENT
                           AND         BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                         OFFICIAL      FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                       INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                       ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                               (E IN MILLION)
COUNTRY
United States........      1,853         4,708        3,963          --        10,524        2.53%         13,100
United Kingdom.......        718         3,048        2,803       3,583        10,152        2.44%          5,421
France...............      1,035         3,596        1,511          56         6,198        1.49%          2,498
Italy................      6,194         1,573          202       1,932         9,901        2.38%            649
Netherlands..........        400         3,233        1,064          --         4,697        1.13%          1,972
Japan................        749           476          109          41         1,375        0.33%          1,187
Switzerland..........         79         1,701          964          --         2,744        0.66%            942
Spain................        829           948          519          --         2,296        0.55%            148

                                                            AT DECEMBER 31, 2002
                       ----------------------------------------------------------------------------------------------
                        GOVERNMENT
                           AND         BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                         OFFICIAL      FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                       INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                       ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                               (E IN MILLION)
COUNTRY
United States........      1,266         8,200        7,135       1,178        17,779        3.38%         14,301
United Kingdom.......        354         9,472        2,495          --        12,321        2.34%          7,137
France...............        556         6,834        4,020          --        11,410        2.17%            124
Italy................     11,320         1,344          361       1,088        14,113        2.68%          2,409
Netherlands..........      1,408         4,561        2,105          --         8,074        1.54%             --
Japan................        361         1,334          422         644         2,761        0.53%          3,132
Switzerland..........         86         2,995        1,887          --         4,968        0.94%            219
Spain................      2,509         1,530        1,004          32         5,075        0.97%            133

                                                            AT DECEMBER 31, 2002
                       ----------------------------------------------------------------------------------------------
                        GOVERNMENT
                           AND         BANKS AND                NET LOCAL   TOTAL CROSS-    PERCENT
                         OFFICIAL      FINANCIAL                 COUNTRY       BORDER      OF TOTAL     CROSS-BORDER
                       INSTITUTIONS   INSTITUTIONS   OTHER(1)    CLAIMS     OUTSTANDINGS   ASSETS(2)   COMMITMENTS(3)
                       ------------   ------------   --------   ---------   ------------   ---------   --------------
                                                               (E IN MILLION)
COUNTRY
United States........      1,130         11,944       6,632       1,421        21,127        4.22%         18,568
United Kingdom.......        216         12,398       2,891          --        15,505        3.09%          6,685
France...............        730          6,454       3,513          --        10,697        2.14%             69
Italy................      6,548          3,098         314          77        10,037        2.00%          1,041
Netherlands..........      1,131          4,809       2,510          --         8,450        1.69%             --
Japan................        966          2,316         424         696         4,402        0.88%          3,204
Switzerland..........        116          3,531       2,181         455         6,283        1.25%            248
Spain................      2,281          1,430         712         182         4,605        0.92%            775

------------

(1) Other includes insurance, commercial, industrial, service providers and other corporate counter-parties.

(2) Percent of total assets is defined as total cross-border outstandings divided by total assets of the Group's banking operations. The total assets of the Group's banking operations were E415 billion, E526 billion and E501 billion at December 31, 2002, 2001 and 2000, respectively.

(3) Cross-border commitments have been presented separately as they are not included as cross-border outstandings unless utilized.

     Total cross-border outstandings disclosed above included E945 million and E668 million of gross loans outstanding to borrowers in the United States that are also disclosed within the category of non-performing loans at December 31, 2002 and 2001, respectively. At December 31, 2002, total cross-border outstandings disclosed above also included E126 million of gross loans outstanding to borrowers in the United States that are also disclosed within the category of potential problem loans.

SUMMARY OF LOAN LOSS EXPERIENCE

     The Allianz Group establishes allowances for loan losses in its loan portfolio that represent management's estimate of probable losses in the portfolio at the balance sheet date. The components of these allowances are:

     - Specific loss allowances. A specific loss allowance is established to provide for specifically identified counter-party risks. Loans are identified as impaired if it is probable that borrowers are no longer able to make their contractually agreed-upon interest and principal payments. Specific allowances are established for impaired loans. The amount of the impairment is measured based on the present value of expected future cash flows or based on the fair value of the collateral if the loan is collateralized and foreclosure is probable. If the amount of the impairment subsequently increases or decreases due to an event occurring after the initial measurement of impairment, a change in the allowance is recognized in earnings by a charge or a credit to net loan loss provisions.

     - General loss allowances. General loss allowances are established to provide for incurred but unidentified losses that are inherent in the loan portfolio as of the relevant balance sheet date. General allowances for loan losses are established for loans not specifically identified as impaired. The amount of the allowance is based on historical loss experience and management's evaluation of the loan portfolio under current events and economic conditions.

     - Country risk allowances. Country risk allowances are established for transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country. Country risk allowances are based on the Allianz Group's country rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

     The following table sets forth an analysis of the specific loan loss allowances by industry sector and geographic category of the borrowers, and the percentage of the Allianz Group's total loan portfolio accounted for by those industry and geographic categories, on the dates specified. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                   AT DECEMBER 31,
                              -----------------------------------------------------------------------------------------
                                      2002                   2001                   2000                   1999
                              --------------------   --------------------   --------------------   --------------------
                                       PERCENT OF             PERCENT OF             PERCENT OF             PERCENT OF
                                       TOTAL LOANS            TOTAL LOANS            TOTAL LOANS            TOTAL LOANS
                                         IN EACH                IN EACH                IN EACH                IN EACH
                                        CATEGORY               CATEGORY               CATEGORY               CATEGORY
                                        TO TOTAL               TO TOTAL               TO TOTAL               TO TOTAL
                              AMOUNT      LOANS      AMOUNT      LOANS      AMOUNT      LOANS      AMOUNT      LOANS
                              ------   -----------   ------   -----------   ------   -----------   ------   -----------
                                                                   (E IN MILLION)
GERMAN:
  Corporate:
    Manufacturing industry..    884         7.2%       884         5.7%       687         6.0%       840         5.9%
    Construction............    301         0.9%       353         1.0%       381         1.1%       389         1.2%
    Wholesale and retail
      trade.................    426         4.5%       448         3.8%       506         3.9%       585         4.0%
    Financial institutions
      (excluding banks) and
      insurance companies...    171         2.1%       133         2.6%       135         2.2%       110         0.5%
    Banks...................      7         0.5%         5         0.3%         1         0.3%        --         1.3%
    Service providers.......    827        10.3%       982        12.2%     1,030        11.1%       887        12.6%
    Other...................    108         2.2%        59         2.1%        95         1.6%       130         2.4%
                              -----                  -----                  -----                  -----
    Corporate total.........  2,724        27.7%     2,864        27.7%     2,835        26.2%     2,941        27.9%
    Public authorities......     --         0.2%        --         0.4%        --         0.3%         1         0.1%
    Private individuals
      (including self-
      employed
      professionals)........  1,702        32.1%     2,090        33.8%     1,730        34.4%     1,342        34.6%
    German total............  4,426        60.0%     4,954        61.9%     4,565        60.9%     4,284        62.6%
                              -----                  -----                  -----                  -----
NON-GERMAN:
  Corporate:
    Manufacturing industry,
      construction,
      wholesale and retail
      trade and service
      providers.............    659        16.3%     1,201        20.4%       998        22.9%     1,183        20.9%
    Financial institutions
      (excluding banks) and
      insurance companies...     33         4.7%        96         5.5%       109         5.3%       107         4.3%
    Banks...................    244         2.5%       118         2.7%        92         3.3%       142         3.5%
    Other...................    321         6.8%       247         2.1%       118         1.8%        85         1.8%
                              -----                  -----                  -----                  -----
    Corporate total.........  1,257        30.3%     1,662        30.7%     1,317        33.3%     1,517        30.5%
    Public authorities......     14         1.5%        15         1.8%        14         0.5%        30         1.6%
    Private individuals
      (including self-
      employed
      professionals)........    182         8.2%       211         5.6%       224         5.3%       231         5.3%
    Non-German total........  1,453        40.0%     1,888        38.1%     1,555        39.1%     1,778        37.4%
                              -----                  -----                  -----                  -----
TOTAL SPECIFIC LOAN LOSS
  ALLOWANCES................  5,879       100.0%     6,842       100.0%     6,120       100.0%     6,062       100.0%
COUNTRY RISK ALLOWANCES.....    340                    443                    480                    659
GENERAL LOSS ALLOWANCES.....    747                    753                    523                    386
                              -----                  -----                  -----                  -----
TOTAL LOAN LOSS
  ALLOWANCES................  6,966                  8,038                  7,123                  7,107
                              =====                  =====                  =====                  =====

                                AT DECEMBER 31,
                              --------------------
                                      1998
                              --------------------
                                       PERCENT OF
                                       TOTAL LOANS
                                         IN EACH
                                        CATEGORY
                                        TO TOTAL
                              AMOUNT      LOANS
                              ------   -----------
                                 (E IN MILLION)
GERMAN:
  Corporate:
    Manufacturing industry..    738         7.5%
    Construction............    372         2.0%
    Wholesale and retail
      trade.................    557         6.0%
    Financial institutions
      (excluding banks) and
      insurance companies...    126         2.5%
    Banks...................     --         0.4%
    Service providers.......    654         9.1%
    Other...................     97         1.8%
                              -----
    Corporate total.........  2,544        29.3%
    Public authorities......      2         0.7%
    Private individuals
      (including self-
      employed
      professionals)........  1,170        36.3%
    German total............  3,716        66.3%
                              -----
NON-GERMAN:
  Corporate:
    Manufacturing industry,
      construction,
      wholesale and retail
      trade and service
      providers.............  1,001        14.8%
    Financial institutions
      (excluding banks) and
      insurance companies...     17         4.4%
    Banks...................    195         5.3%
    Other...................     98         2.7%
                              -----
    Corporate total.........  1,311        27.2%
    Public authorities......     15         0.7%
    Private individuals
      (including self-
      employed
      professionals)........    216         5.8%
    Non-German total........  1,542        33.7%
                              -----
TOTAL SPECIFIC LOAN LOSS
  ALLOWANCES................  5,258       100.0%
COUNTRY RISK ALLOWANCES.....    529
GENERAL LOSS ALLOWANCES.....    344
                              -----
TOTAL LOAN LOSS
  ALLOWANCES................  6,131
                              =====

     The following table sets forth the movements in the loan loss allowance according to the industry sector and geographic category of the borrower. The allocation between German and non-German components is based on the domicile of the borrower.

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                               2002    2001    2000    1999    1998
                                                              ------   -----   -----   -----   -----
                                                                          (E IN MILLION)
TOTAL ALLOWANCES FOR LOAN LOSSES AT BEGINNING OF THE YEAR...   8,038   7,123   7,107   6,131   4,955
                                                              ------   -----   -----   -----   -----
GROSS CHARGE-OFFS:
GERMAN:
  Corporate:
    Manufacturing industry..................................     314      66     211      71      47
    Construction............................................     138      16      53      33      11
    Wholesale and retail trade..............................     206      54     163      71      26
    Financial institutions (excluding banks) and insurance
      companies.............................................      74      17      19       4       1
    Banks...................................................      11      --      --      --      --
    Service providers.......................................     327     103     131      82      78
    Other...................................................     117      16      36       5       5
                                                              ------   -----   -----   -----   -----
    Corporate total.........................................   1,187     272     613     266     168
    Public authorities......................................      --      --       1      --      --
    Private individuals (including self-employed
      professionals)........................................     348     211     337     173     115
                                                              ------   -----   -----   -----   -----
German total................................................   1,535     483     951     439     283
                                                              ------   -----   -----   -----   -----
NON-GERMAN:
  Corporate:
    Manufacturing industry, construction, wholesale and
      retail trade and service providers....................     270     516     594      93     116
    Financial institutions (excluding banks) and insurance
      companies.............................................      12      23      48       6       5
    Banks...................................................       6      13      14      19       3
    Other...................................................      28       2      72       1       4
                                                              ------   -----   -----   -----   -----
    Corporate total.........................................     316     554     728     119     128
    Private individuals (including self-employed
      professionals)........................................      38      49      32       9      11
                                                              ------   -----   -----   -----   -----
Non-German total............................................     354     603     760     128     139
                                                              ------   -----   -----   -----   -----
TOTAL GROSS CHARGE-OFFS.....................................   1,889   1,086   1,711     567     422
                                                              ------   -----   -----   -----   -----
RECOVERIES:
GERMAN:
  Corporate:
    Manufacturing industry..................................      --       1       9       1       1
    Construction............................................      --      --      --       1      --
    Wholesale and retail trade..............................      --      --      --       1      --
    Service providers.......................................      --      --      --      10      --
    Other...................................................       1      --      --      --       1
                                                              ------   -----   -----   -----   -----
    Corporate total.........................................       1       1       9      13       3
    Private individuals (including self-employed
      professionals)........................................      28      25      21      17      17
                                                              ------   -----   -----   -----   -----
German total................................................      29      26      30      30      20
                                                              ------   -----   -----   -----   -----
NON-GERMAN:
  Corporate:
    Manufacturing industry, construction, wholesale and
      retail trade and service providers....................      57       3       1       1       3
    Financial institutions (excluding banks) and insurance
      companies.............................................       1       7      --      --      --
    Banks...................................................      --       4       1      --      --
    Other...................................................      32       2       1      --      37
                                                              ------   -----   -----   -----   -----
    Corporate total.........................................      90      16       3       1      40
    Public authorities......................................      --      --       1      --      --
    Private individuals (including self-employed
      professionals)........................................      56       6       2       5       6
                                                              ------   -----   -----   -----   -----
Non-German total............................................     146      22       6       6      46
                                                              ------   -----   -----   -----   -----
TOTAL RECOVERIES............................................     175      48      36      36      66
                                                              ------   -----   -----   -----   -----
NET CHARGE-OFFS.............................................   1,714   1,038   1,675     531     356
                                                              ------   -----   -----   -----   -----

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                               2002    2001    2000    1999    1998
                                                              ------   -----   -----   -----   -----
                                                                          (E IN MILLION)
Additions to allowances charged to operations...............   1,902   1,901   1,595   1,237   1,024
(Decreases)/increases in allowances due to
  (dispositions)/acquisitions of group companies and other
  increases/(decreases).....................................  (1,085)     12      41     158     555
Foreign exchange translation adjustments....................    (175)     40      55     112     (47)
                                                              ------   -----   -----   -----   -----
TOTAL ALLOWANCES FOR LOAN LOSSES AT END OF THE YEAR.........   6,966   8,038   7,123   7,107   6,131
                                                              ======   =====   =====   =====   =====
RATIO OF NET CHARGE-OFFS DURING THE YEAR TO AVERAGE LOANS
  OUTSTANDING DURING THE YEAR...............................    0.93%   0.46%   0.78%   0.27%   0.15%

     When the Allianz Group determines that a loan is uncollectible, the loan is charged off against any existing specific loss allowance or directly recognized as expense in the income statement. Subsequent recoveries, if any, are recognized in the income statement as a credit to the net loan loss provisions. Since 2000, the Allianz Group has charged off loans when, based on management's judgment, all economically sensible means of recovery have been exhausted. The Group's determination considers information such as the age of specific loss allowances and expected proceeds from liquidation of collateral and other repayment sources. Prior to 2000, the Group charged off loans only when all legal means of recovery had been exhausted, for example only after completion of bankruptcy proceedings. The change in practice has affected both the timing and amount of charge-offs in the years 2000-2002, and in 2002 also affected the level of the Group's non-accrual loans. See "-- Risk Elements -- Non-performing Loans."

DEPOSITS

     The following table sets forth the average balances and the average interest rates on deposit categories in excess of ten percent of average total deposits of the Allianz Group's banking operations. The allocation between German and non-German components is based on the location of the office that recorded the transaction.

                                                          YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------
                                               2002                2001                2000
                                         -----------------   -----------------   -----------------
                                         AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                                         BALANCE    RATE     BALANCE    RATE     BALANCE    RATE
                                         -------   -------   -------   -------   -------   -------
                                                              (E IN MILLION)
IN GERMAN OFFICES:
  Non-interest-bearing demand
     deposits..........................   16,603              14,364              10,193
  Interest-bearing demand deposits.....   45,697     2.6%     31,608     1.5%     33,849     2.1%
  Savings deposits.....................    6,495     2.8%     10,352     3.4%     14,457     2.6%
  Time deposits........................   77,985     3.2%    116,239     4.0%     83,367     3.6%
                                         -------             -------             -------
  German total.........................  146,780             172,563             141,866
                                         -------             -------             -------
IN NON-GERMAN OFFICES:
  Non-interest-bearing demand
     deposits..........................    2,443               6,098               8,405
  Interest-bearing demand deposits.....   16,327     2.3%     11,351     3.8%     10,392     4.2%
  Savings deposits.....................    1,370     3.4%      1,073     3.9%        612     3.1%
  Time deposits........................   41,277     4.2%     57,432     5.3%     44,358     7.5%
                                         -------             -------             -------
Non-German total.......................   61,417              75,954              63,767
                                         -------             -------             -------
TOTAL DEPOSITS.........................  208,197             248,517             205,633
                                         =======             =======             =======

     The aggregate amount of deposits by foreign depositors in the Group's German offices was E51,688 million, E63,663 million and E55,263 million at December 31, 2002, 2001 and 2000, respectively.

TIME DEPOSITS

     The following table sets forth the balance of time certificates of deposit and other time deposits in the amount of E100,000 or more issued by the Group's German offices by time remaining to maturity at December 31, 2002.

                                                              AT DECEMBER 31, 2002
                                                                TIME DEPOSITS OF
                                                                E100,000 OR MORE
                                                              --------------------
                                                                 (E IN MILLION)
Maturing in three months or less............................         56,390
Maturing in over three months through six months............          2,385
Maturing in over six months through twelve months...........          5,770
Maturing in over twelve months..............................          3,028
                                                                     ------
Total.......................................................         67,573
                                                                     ======

     The amount of time deposits of E100,000 or more issued by the Group's non-German offices was E25,840 million at December 31, 2002.

SHORT-TERM BORROWINGS

     Short-term borrowings are borrowings with an original maturity of one year or less. Short-term borrowings are included within liabilities to customers, liabilities to banks and certificated liabilities. Securities sold under agreements to repurchase and negotiable certificates of deposit are the only significant categories of short-term borrowings of the Group's banking operations.

     The following table sets forth certain information relating to the categories of the Allianz Group's short-term borrowings.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2002     2001      2000
                                                              ------   -------   ------
                                                                   (E IN MILLION)
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
Balance at the end of the year..............................  63,287    56,354   60,648
Monthly average balance outstanding during the year.........  67,168    76,875   54,102
Maximum balance outstanding at any period end during the
  year......................................................  91,929   102,587(1) 68,950(1)
Weighted average interest rate during the year..............     3.2%      4.3%     4.7%
Weighted average interest rate on balance at the end of the
  year......................................................     2.6%      2.4%     4.7%
NEGOTIABLE CERTIFICATES OF DEPOSIT:
Balance at the end of the year..............................  30,765    30,268   28,552
Monthly average balance outstanding during the year.........  31,632    28,718   28,009
Maximum balance outstanding at any period end during the
  year......................................................  35,467    30,518(2) 28,552(2)
Weighted average interest rate during the year..............     2.8%      5.0%     5.7%
Weighted average interest rate on balance at the end of the
  year......................................................     2.6%      3.1%     6.4%

------------

(1) During the years ended December 31, 2001 and 2000, the maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any month-end, based on the unconsolidated balances of Dresdner Bank AG, its branch operations and significant subsidiaries, and certain other banking subsidiaries of Allianz.

(2) During the years ended December 31, 2001 and 2000, the maximum balance outstanding at any period-end during the year was derived from the maximum balance outstanding at any quarter end, based on the consolidated balances of the Group's banking operations.

EMPLOYEES

     As of December 31, 2002 and 2001, Allianz AG had 632 and 501 employees, respectively (excluding members of the Management Board, trainees, interns and employees on parental leave or on leave for military or civil service). Until the year 2000, Allianz AG did not have any employees of its own. As of December 31, 2002, Allianz Group had a total of more than

181,000 employees worldwide, of whom more than 87,000 or approximately 48.1% were employed in Germany. A large number of the German employees of Allianz Group is covered by collective bargaining agreements or similar arrangements. In the past three years, there have been no work stoppages or strikes at the Allianz Group's various sites that have arisen from collective bargaining disputes or for other reasons and which had a material adverse effect on the Group's results of operations. Allianz AG believes that the relations between the Allianz Group and its employees are good.

     The following table shows the average number of employees of the Allianz Group by region for the years ended December 31, 2002, 2001 and 2000.

REGION                                                         2002      2001      2000
------                                                        -------   -------   -------
Germany.....................................................   87,398    87,589    43,124
Rest of Europe..............................................   66,657    61,892    50,569
NAFTA.......................................................   12,644    14,722    12,667
Rest of World...............................................   14,952    15,743    13,323
                                                              -------   -------   -------
Total.......................................................  181,651   179,946   119,683

LONG-TERM INCENTIVE PLANS AND EMPLOYEE STOCK OWNERSHIP ARRANGEMENTS

LONG-TERM INCENTIVE PLANS

     Since 1999 the Group has established long-term incentive plans for the members of the Management Board of Allianz AG and eligible key executives of the Allianz Group, which are subject to approval by the Supervisory Board. As of the date of this Offering Circular, long-term incentive plans were authorized for 2002, 2001, 2000 and 1999. Under these incentive plans, the Allianz Group granted non-transferable appreciation rights tied to the value of the shares of Allianz AG to members of the Management Board of Allianz AG and eligible key executives of the Allianz Group. The appreciation rights were granted on April 1 of each of these years. The rights expire after seven years.

     Under the relevant incentive plan, each plan participant is advised at the beginning of the plan of the number of the appreciation rights that were granted to him or her. Each appreciation right entitles the holder to the difference between the stock of Allianz AG at the time the right is exercised and the base price of the stock of Allianz AG as specified in the plan, the maximum difference being capped at 150% of the base price. The 2002, 2001 and 2000 incentive plans specify base prices of E265, E356 and E367, respectively. As of December 31, 2002, the Allianz Group has issued a total of 1,507,414 appreciation rights under all incentive plans. Of this amount, 625,454 appreciation rights were issued under the 2002 incentive plan, 380,391 were issued under the 2001 incentive plan and 245,542 were issued under the 2000 incentive plan.

     The appreciation rights may be exercised at any time between the beginning of the third and the end of the seventh year after commencement of the relevant plan, provided that the closing stock price of Allianz AG in the Frankfurt Xetra Trade has exceeded the closing price of the Dow Jones Europe Stoxx Price Index
(600) on each of at least five consecutive trading days and the closing stock price of Allianz AG in the Frankfurt Xetra Trade has appreciated as of the exercise date by at least 20% over the base price specified in the plan. Holders may not exercise an appreciation right within fixed time periods prior to the publication of the quarterly, semi-annual or annual reports. At other times, an appreciation right may be exercised only with the approval of the Allianz Group's compliance department.

     Upon exercise of the appreciation rights, payment is made in the relevant local currency by the Group's company granting the appreciation rights. Appreciation rights not exercised by the last day of a plan will be exercised automatically where the necessary conditions have been met. Where these conditions have not been met or a plan participant ceases to be employed by the Allianz Group for reasons other than disability or death, the plan participant's appreciation rights are forfeited.

EMPLOYEE STOCK OWNERSHIP ARRANGEMENTS

     Allianz AG offers certain eligible employees and certain Allianz Group companies for their respective employees in Germany and abroad to buy its shares within a limited period of time at a discounted price per share. Costs for the arrangement are met by the relevant company. In general, to be eligible, employees are required to have been employed for a minimum period of six continuous months prior to the share offering. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares. Each participating Group subsidiary establishes a restricted period of at least one and maximum five years during which employees may not transfer the shares after purchasing them. After this period, the shares are not subject to vesting or other restrictions. The eligible employees of the Allianz Group acquired a total of 136,222 shares under such arrangements in 2002.

RISK MANAGEMENT

     As a provider of financial services, the Allianz Group considers risk management one of its core competencies. As a result, risk management is an integrated part of the Group's controlling process, which involves identifying, measuring, aggregating and managing risks. This process is used to determine how capital is allocated to the Group's various divisions.

RISK MANAGEMENT ORGANIZATION

Responsibilities

     In the Allianz Group's business, successful management essentially means controlling risks in order to increase the value of the Group. This is done through risk-based allocation of capital resources and activities required to achieve sustainable growth. As a result, Allianz AG's Management Board formulates the business objectives of the Allianz Group on the basis of return and risk criteria. These objectives are implemented by the Allianz Group Center and the local operational units. The Group's risk-control strategy involves assignment of responsibility for risk management to local entities, which operate within the legal frameworks applicable for their respective locations.

     This decentralized approach is complemented by centralized responsibility. This is necessary because the Group needs to deal with an accumulation of global risks which can considerably increase potential risk exposure. As a result, central controls are essential. The responsibility for central control lies with Group Risk Controlling, a unit that was expanded in 2002. Central control now also includes the banking business. Group Controlling assesses the Allianz Group's risk exposure on the basis of local and global risks. The results of these analyses are then submitted to senior management. At the same time, Group Controlling aims to ensure that the processes are transparent and comprehensive. Risk management activities are supervised by both internal and external auditors.

Risk Categories

     Total risk exposure of the Allianz Group is subdivided into individual risk categories:

     Actuarial Risks. These risks are based on the technicalities of the insurance business: the Group must guarantee future payment commitments, and the volume of such payments must be calculated in advance. Different actuarial risks exist in the various insurance lines.

     In property and casualty insurance, actuarial risks arise from an unexpected variance, i.e. the volume of losses exceeds premiums fixed in advance (premium risk), or the payout for claims made is higher than the corresponding provisions (reserve risk).

     In life insurance, actuarial risks arise because the Group is committed to making guaranteed long-term payments in return for a fixed insurance premium calculated in advance even though the biometric data of the population may change over time (for example, longer life expectancy as a result of medical progress).

     Credit and Counterparty Risks. These risks involve potential losses that may result from the default of a business partner. "Default" means the inability or refusal of a counterparty, an issuer or another contracting party to meet contractual obligations. Credit risk also includes the risk of a deterioration of a business partner's creditworthiness. It thus includes credit risks from the lending business and credit insurance, counterparty risks from trading activities as well as country risks in connection with cross-border transactions and the local business of foreign units. Counterparty risks from trading activities relate primarily to derivatives and especially over-the-counter (OTC) transactions. In the insurance business, these risks stem from the possibility that receivables may remain unpaid, in particular those due from reinsurers.

     Market Risks. Market risks result from portfolio valuation fluctuations due to changes in share prices, interest rates or exchange rates. Also risk relevant are changes observed in the variation behavior (volatility) of an asset price, for example.

     In the banking business, the volatility risk especially concerns trading activities, which are shown in the institution's trading portfolio. Unlike the latter, the non-trading portfolio, which contains customer business and strategic investments, is exposed to long-term factors. In this case, the market risk is essentially the interest rate risk resulting from granting long-term fixed-rate loans, which are funded in part by short-term deposits. In addition, loans and deposits in foreign currencies are exposed to currency risks.

     Investment Risks. Investment risks in the insurance business primarily include all counterparty and market risks. There is a direct link between investments and obligations to our customers. Certain insurance lines are exposed to an interest guarantee risk. Life insurance, for example, must generate the guaranteed interest payment agreed upon.

     Liquidity Risks. These risks can materialize under various circumstances, for example, if present or future payment obligations cannot be met in full or as of the due date, or if refinancing capital can only be raised at higher rates (refinancing risk) in the case of a liquidity crisis or if assets can only be liquidated below current market prices (market liquidity risk).

     Health Insurance Risks. Health insurance risks are treated either as property and casualty insurance risks or as life and health insurance risks, depending on the segment to which the health insurance is assigned in the given market.

Management of the Allianz Group through Risk Capital

     The Allianz Group controls its activities through its respective local companies. Economic Value Added ("EVA") and risk capital are the most important parameters used in the context of the Group's risk-based controlling process.

     Risk capital is required to cover unexpected losses. The amount of risk capital is calculated by using internal models. These models are based on generally accepted quantification methods, which are used for purposes of group-internal risk management as well.

     In the insurance business, the Group calculates risk capital for premium, reserve, investment and credit risks. Within these risk categories, it distinguishes between the following types of risks:

     - Actuarial risks. In property and casualty insurance these include the premium and reserve risks for the various insurance lines. Reinsurance is considered separately. In the case of life insurance, the Group calculates the insurance provisions required.

     - Investment risks, which include market and counterparty risks. The market risks are subdivided according to dividend-bearing instruments, interest-bearing instruments and real estate. The credit and counterparty risk as part of investment risks is assessed on the basis of the debtor's creditworthiness or rating class.

     - Credit and counterparty risks in connection with receivables in the insurance business. This risk is mainly assessed on the basis of the financial strength or the rating class of the Group's reinsurance partners.

     In 2002, the Group launched a comprehensive project to substantially improve internal risk analysis in the insurance business. The Group's new tools enable it to systematically evaluate internal data by means of models based on the theory of probability. This process takes into account the special characteristics of the Group's local units as well as the specific nature of their risks. It also takes into account portfolio effects. In the current year, the Group intends to further develop this large-scale project. At present, the Group uses risk capital models provided by the Standard & Poor's rating agency.

Risk Controlling in the Insurance Business

     To control risks in the insurance business, the Group focuses on premium risks, reserve risks, credit and counterparty risks and investment risks.

     Premium Risks. Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, the Group issues guidelines for concluding insurance contracts and assuming insurance risks. In the case of life insurance, the Group essentially concentrates on biometric risks -- for example, life expectancy, disability, illness and long-term care requirements. It also focuses on risks that could arise from future policy cancellations.

     Risk management also includes participation in scientific and technical loss prevention. The Group regularly carries out technical studies for the manufacturing and automobile industries, for example. The purpose of these studies is to reduce the probability of claims and keep losses to a minimum.

     Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences can be far more extensive when, for example, entire regions are devastated. The Group uses special modeling techniques to control such risks. They involve the collection of data on earthquakes and weather patterns, which are used to simulate natural disaster scenarios and estimate the potential for damage.

     Reserve Risks. The Group must constitute provisions for insurance claims that have been submitted but not yet settled. The amount is estimated on the basis of past experience and on the use of statistical methods. The Group also seeks to limit risks by constantly monitoring the development of these provisions and using the information it obtains to make forecasts. In the area of life insurance, reserves are calculated by using actuarial methods. In addition to other criteria, these calculations take into account the biometric data of the populations insured by using, for example, national mortality tables. See "-- Property-Casualty Insurance Reserves" for a discussion of certain historical data concerning the development of Group-wide property-casualty insurance reserves.

     Credit and Counterparty Risks. To limit its liability from insurance business the Group cedes part of the risks it assumes to the international reinsurance market when necessary. When selecting reinsurance partners, the Group considers only companies that it judges to offer excellent security. Group companies use comprehensive rating information for the active management of credit risks. This information is either in the public domain or gathered through internal investigations.

     Investment Risks. Investments are an integral part of insurance coverage. They ensure the Group's ability to meet the payment commitments it makes in its insurance contracts. The link between insurance obligations and investment of the capital related to these obligations is monitored by using specific models. This also enables the Group to manage risks arising from interest guarantees provided to its customers.

     The Group monitors market risks by means of sensitivity analyses and stress testing. Exchange rate fluctuations represent a risk that can essentially be disregarded because the Group's insurance commitments generally backed by funds in the same currency. The Group limits credit risks by setting high requirements on the creditworthiness of its debtors and by spreading the risk. It consolidates its exposure according to debtors and across all investment categories, and uses limit lists to monitor exposure.

     In individual cases, the Group uses derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates. The end users of these derivatives are Allianz Group companies. The Company believes that the Group's internal investment and monitoring rules are stricter than the regulations imposed by supervisory authorities.

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures. Credit risks are assessed by calculating replacement values; market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specifying stop-loss limits.

     The Group seeks to limit liquidity risks by reconciling its investment portfolio with its insurance commitments. In addition, it plans its cash flow from ordinary activities. Asset structure and diversification are other elements in the Group's management of investment risk.

     Organizational Risk Controlling. In terms of organization, the Group seeks to limit its investment risks through a clear separation of management and controlling functions. Within the Allianz Group, risk management is implemented in cooperation with the local units in a top-down, bottom-up process. The Allianz Finance Committee, which is made up of members of the Allianz AG's Management Board, delegates significant decision-making authority to the regional Finance Committees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local units.

     Risk Capital. At the end of fiscal 2002, risk capital before minority interests was composed as follows: In property and casualty insurance, E16.1 billion were allocated for actuarial risks, E0.8 billion for credit and counterparty risks and E3.9 billion for investment risks. Risk capital in life insurance came to a total of E11.1 billion as of December 31, 2002. It is the Group's policy that, as a minimum, the capital it allocates to its local units meets the requirements for an A rating from Standard & Poor's.

Risk Controlling in the Banking Business

     In this business segment, the following types of risks are controlled: credit and counterparty risks including counterparty risks from trading activities, country risks, market risks in the trading and investment portfolios, and liquidity risks. See "-- Selected Statistical Information Relating to the Group's Banking Operations" for further information concerning the Group's bank lending, investment and deposit portfolios.

     Credit and Counterparty Risks. These risks are directly linked to granting credits in the banking business. Dresdner Bank controls these risks through guidelines and credit risk committees. The ratings of customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. This process involves analyzing and weighting the various creditworthiness characteristics of the customers and presenting the results in the form of rating scales. The forecasting quality, up-to-dateness and portfolio coverage of the rating methods used are controlled by periodic sampling and regular reports.

     In the past year, Dresdner Bank increased the number of rating classes from 8 to 16. The first six classes correspond to "investment grade," classes VII to XIV signify "non-investment grade." Rating classes XV and XVI are default classes according to the Basel II Definition. At the end of fiscal 2002, about 70 percent of all counterparty risks in the trading and banking portfolios of Dresdner Bank fell into rating classes I to VI.

     The volume of the overall portfolio is largely determined by the Bank's trading business, which involves primarily transactions with low default probability, typically with state and local agencies and financial services providers. Approximately 85 percent of the transactions with public agencies or organizations are rated in the top risk class I. Approximately 60 percent of the transactions with financial services providers fall into risk classes III to V. These two segments represent 56 percent of the Bank's total portfolio.

     Counterparty risks are now centrally controlled by Dresdner Bank's Risk Management and Control Committee, which is headed by the Chief Risk Officer of Dresdner Bank. The newly created body is responsible for issuing the appropriate guidelines and standards for the risk strategy and risk control of the Dresdner Bank Group and for ensuring compliance. In addition, the committee decides on essential projects involving a credit risk. In this context, the Risk Management and Control Committee oversees the coordination between the risk management of the company's divisions and the Corporate Center Risk Control Unit. This is done in close cooperation with Allianz AG's Group Risk Controlling (Allianz Group Center). In addition, the committee is responsible for the monthly audit of the overall portfolio. This audit, which is performed in cooperation with the divisions, is controlled by Risk Controlling. Its purpose is to monitor credit risks on a continuing basis and to make sure that the management's credit risk strategy is adhered to.

     In the past year, the Allianz Group set up the IRU in the banking segment. The task of this unit is to free up risk capital through the reduction of risk-weighted assets by restructuring non-performing loans to strategic customers with the intent of returning such loans to the business units from which they originated, while maximizing the recovery from remaining non-performing loans, as well as non-strategic customer loans, through repayment, sale, hedging, securitization and other means. Loans to be bundled together in the IRU are primarily performing loans to non-strategic clients, such as small-capitalization clients in Latin America, Asia and the United States, as well as, to a lesser extent, loans to corporate and private clients that are currently non-performing.

     The Group accounts for the development of risks in the lending business by making allowances for individual risks and country risks. In setting up risk provisions, it considers the creditworthiness of the borrower, the general economic environment and risk-reducing measures, for example collateral in 2002, total risk provisions in the banking business amounted to E7.6 billion.

     Counterparty risk from trading activities: in the credit-sensitive trading business with OTC derivatives, the selection of counterparties plays a decisive role. The selection process is aimed at counterparties with top-quality credit ratings. In the derivatives portfolios of Dresdner Bank, 95 percent of the positive replacement values, which are essential for assessing counterparty risk, involve counterparties in risk classes I to VI as described above and are thus of "investment grade." To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are set up. In the case of a defaulting counterparty, netting makes it possible to offset any claims and liabilities not yet due.

     Country Risks. The Group controls these risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups. At the end of 2002, Dresdner Bank's country risk provisions totaled E367 million.

     Market Risk. Dresdner Bank uses a proprietary value-at-risk model that takes into account both general and specific risks. Value-at-risk is defined as the potential loss which may occur during a specific period of time and with a given confidence level. In 1998, the BaFin first approved Dresdner Bank's value-at-risk model for purposes of reporting in accordance with Principle I of the German Banking Act. It also approved the improvements made in 2001 and 2002. The value-at-risk data used to calculate capital adequacy requirements for regulatory purposes must take into account potential market movements within a confidence level of 99 percent, based on an assumed holding period of 10 trading days.

     Market risks in the trading portfolio: The risks from Dresdner Bank's trading activities decreased in comparison to the previous year. This is mainly attributable to reduced holdings of interest-bearing instruments.

     To validate the quality of the value-at-risk model, the Bank performs regular backtests. For this purpose, the value-at-risk calculated on the basis of the current position is compared to the actual change in value on the following day. This shows whether the model used provided an adequate assessment of the risks.

     For purposes of setting internal limits and risk determination, Dresdner Bank calculates value-at-risk with a confidence level of 95 percent and a one-day holding period. Unlike the value-at-risk calculation required by the supervisory authority, which is based on market data from the past, the Bank thus assigns greater weight to the most recent market fluctuation. The Bank believes this ensures that value-at-risk data more accurately reflect current market developments.

     Value-at-risk ("VaR") is only one of the instruments used to characterize the risk profile of the Dresdner Bank Group. In addition, the Bank also uses operational risk indicators and limits, which are specifically adapted to the risk situation of the trading units. Trading is controlled by setting value-at-risk and operational market risk limits. Current limit utilization is determined and monitored by Risk Controlling on a daily basis. Limit breaches must be immediately indicated to the management concerned so that corrective action can be taken.

     The following table below shows the VaR for the trading portfolio of Dresdner Bank at and for the periods indicated (99% confidence level, 10-day holding period):

                                        AT            2002 ANNUAL STATISTICS            AT
                                   DECEMBER 31,   ------------------------------   DECEMBER 31,
                                       2002       MEAN VALUE   MAXIMUM   MINIMUM       2001
                                   ------------   ----------   -------   -------   ------------
                                                          (E IN MILLION)
Aggregate risk...................       81           120         167       35          147
Interest rate risk...............       65           101         147       65          124
Equity risk......................       45            53          83       26           64
Currency/commodity risk..........       13            17         104        2           18
Diversification effect(1)........      (42)          (51)         --       --          (59)

---------------

(1) No diversification effect can be taken into account since the maximum values were measured at different dates.

     Market risks in the non-trading portfolio: This risk mainly comprises the risk of interest changes and is analyzed on the basis of sensitivity and value-at-risk indicators (99% confidence level, ten-day holding period). As in the case of trading, the Bank controls this risk by setting value-at-risk limits. The value-at-risk for interest rate risk in the banking portfolio of Dresdner Bank Group decreased 67% to E31.9 million at the end of the year. This indicator also takes into account portfolio effects. The reduction is mainly due to the deconsolidation of Deutsche Hyp.

     Currency Risks. Currency risks at Dresdner Bank are limited by applying the following principle: all loans and deposits in foreign currencies are refinanced or reinvested in the same currency with matching maturities.

     Liquidity Risks. As part of a Group liquidity policy, Treasury and Risk Control establishes principles for liquidity management. This policy must meet both regulatory requirements and internal standards. The liquidity risk limits include a reporting process for limit breaches and provisions for emergency planning.

     Liquidity risk measurement is based on the liquidity management system. This system models the maturities of all cash flows and draws up a scenario-based liquidity balance sheet, taking into account available prime-rated securities.

     Organizational Risk Controlling. At the organizational level, risk management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by the Management Board.

Risk Control in Asset Management

     Risk control in asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center is responsible for ensuring that Group-wide standards for asset management are applied at the local level. The individual asset management companies continually monitor the portfolio risks of the customer assets they manage by using analytical tools specifically adapted to the risk profile of the product concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Group level.

MARKET RISK MEASUREMENT

Sensitivity Analysis

     The Group uses a risk modeling technique known as "sensitivity analysis" to show the implications of changes in market conditions on the financial instruments it holds in its trading and non-trading portfolios. This enables the Allianz Group to make comparisons across its business segments. Sensitivity analysis measures the potential loss due to changes in fair values resulting from hypothetical changes in equity prices, interest rates and foreign currency rates at a given point in time. Sensitivity analysis generates values representing the risk inherent in each position under given market conditions. Due to the standardization of the sensitivity analysis in this risk assessment, diversification effects are not considered.

Assumptions

     In calculating equity price sensitivity, the Group assumes a 20% decrease in stock prices. This assumption has been made in conformity with applicable German risk reporting standards.

     Estimates of interest rate risk sensitivity assume a 100 basis point increase in interest rates. If interest rates rise, the fair values of interest-sensitive instruments such as bonds, loans and mortgages may fall; the magnitude of this decrease depends on the maturity, coupon or other characteristics of a particular instrument. The table below shows the aggregate effect on the fair value of all of the Group's interest-sensitive investments, assuming a 100 basis point parallel shift that occurs simultaneously and instantaneously across all countries, markets and maturities. This assumption has also been made in conformity with applicable German risk reporting standards.

     Foreign exchange risk is calculated in a manner similar to equity price sensitivity, by assuming a 10% decrease in all non-euro currency exchange rates against the euro. Consequently, the aggregate fair value sensitivity shown in the table below illustrates the effect on fair values if, simultaneously and uniformly, all non-euro currencies lose 10% of their value relative to the euro.

     The Group believes that the scenarios used in sensitivity analysis represent reasonable assumptions based on past observations of market conditions. Although market fluctuations exceeding 20% or 100 basis points are possible, the Group believes that estimates based on these assumptions offer a fair view on the risk inherent in its positions. Although these assumptions are intentionally simplified (for example, they assume static portfolios and do not take into account that market prices under normal conditions change neither simultaneously nor by the same magnitude), Allianz AG believes they provide a useful framework for the Group's risk management analysis and support the Group's strategic decisions.

Limitations

     While the Allianz Group believes that sensitivity analysis provides its managers with a valid estimation of market risk exposures, it recognizes that there are certain limitations to the use of this method.

     Price changes in a diversified portfolio have offsetting effects, since various assets revalue in directions or in magnitudes different to overall marketplace changes. This is known as the "diversification effect" of holding a portfolio consisting of different assets. Because sensitivity analysis uses a generalized methodology, the Group's risk estimates do not take this diversification effect into account. Actual changes in the fair value of the Group's assets could be different to those shown in the table below.

     Additionally, routine daily business activity entails a certain amount of change in the portfolios' composition as bonds mature or as portfolio managers buy or sell investments. As a result, the actual sensitivity of the Allianz Group's portfolio will vary at any particular moment in time, and the risk of loss from equity, interest rate, foreign exchange or other risks cannot be eliminated, although it can be quantified and monitored.

     Finally, the Group's sensitivity analyses are estimates based on a fixed point in the past. Nearly all of the Group's assets and liabilities are subject to market risk from fluctuating equity, interest and foreign exchange market values. These fluctuations cannot be foreseen and can occur suddenly. The quantitative risk measurements provided by the model and reflected in the table below are a snapshot, describing the potential losses to investments under a particular set of assumptions and parameters. Although these measurements reflect reasonable possibility, they may differ considerably from actual losses that may be experienced in the future.

ALLIANZ GROUP MARKET RISK EXPOSURE ESTIMATES

Trading Portfolios

     The trading portfolios of the Group and resulting market risks relate primarily to its banking segment. In its worldwide trading activities, the Allianz Group uses financial derivatives both as non-standardized financial instruments for the individual management of market risks and as a component of structured financial transactions. The Group uses derivatives to manage its proprietary trading portfolio. The Allianz Group's derivative trading activities focus on interest bearing financial instruments, predominately interest rate swaps. The Group also uses currency and credit derivatives as well as equity/index derivatives.

     Insurance Operations. The Group's insurance business does not generally engage in trading activities. With the adoption of IAS 39 (effective January 1, 2001), however, derivative instruments that do not meet IFRS hedge accounting standards are treated as trading derivatives. As a result of this new accounting rule, the trading portfolio tables below show significant impact from trading not only for the Group's banking business but also for its insurance business. Derivatives used in the Group's insurance operations, however, are principally used for portfolio hedging and not for trading purposes.

     Banking Operations. The banking segment is active in trading equities, interest rate instruments and foreign exchange and commodities. The banking segment uses derivatives in its trading portfolios primarily to meet customer demand as well as to hedge market risk. Derivatives are also used to take advantage of market opportunities. In terms of volume, the primary derivative products the Group uses are interest rate swaps, futures and options as well as foreign exchange swaps and equity related derivatives. The primary exposures in foreign currencies are U.S. dollars and British pounds sterling.

     The following table shows the sensitivity analysis of the market risk in the material trading portfolio of the Allianz Group. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter. For example, equities denominated in non-euro currencies are affected by fluctuation in both stock prices and exchange rates. In 2000, prior to the adoption of IAS 39 and the acquisition of Dresdner Bank, all the Group's portfolios were considered non-trading.

 SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: TRADING PORTFOLIOS

                                                         AT DECEMBER 31, 2002
                                   -----------------------------------------------------------------
                                   PROPERTY-CASUALTY   LIFE/HEALTH                  ASSET
                                       INSURANCE        INSURANCE     BANKING     MANAGEMENT   TOTAL
                                   -----------------   -----------   ----------   ----------   -----
                                                            (E IN MILLION)
Equity price risk(1).............         200              500            --           --       700
Interest rate risk...............          --               --          (100)          --      (100)
Foreign exchange risk(2).........          --               --           100           --       100

                                                         AT DECEMBER 31, 2001
                                   -----------------------------------------------------------------
                                   PROPERTY-CASUALTY   LIFE/HEALTH                  ASSET
                                       INSURANCE        INSURANCE    BANKING(3)   MANAGEMENT   TOTAL
                                   -----------------   -----------   ----------   ----------   -----
                                                            (E IN MILLION)
Equity price risk(1).............         300             (200)         (200)          --      (100)
Interest rate risk...............          --               --          (400)          --      (400)
Foreign exchange risk(2).........        (100)             100           300           --       300

---------------

(1) Amounts do not take into account the Allianz Group's unconsolidated subsidiaries, or affiliated enterprises, joint ventures and associated enterprises.

(2) Amounts take into account financial instruments not denominated in euros.

(3) Includes Dresdner Bank.

Non-Trading Portfolios

     The Group's remaining portfolios contain all non-trading activities of the banking segment as well as the financial investments of the insurance segment. The Group holds and uses many different financial instruments in managing its businesses. Grouped according to risk category, the following are the most significant assets according to their fair values:

     - equity price risk: common shares and preferred shares;

     - interest rate risk: bonds, loans and mortgages; and

     - foreign exchange rate risk: non-euro denominated equities and interest rate risk sensitive assets.

     Insurance Segment. The insurance segment's non-trading portfolio is exposed to foreign exchange risk because some of its assets are denominated in currencies other than the euro. If non-euro foreign exchange rates decline against the euro, the fair values of the corresponding assets would also decline. The insurance segment's primary exposures for foreign exchange risk are for the U.S. dollar, Swiss franc and the Korean won. Local laws generally require that the insurance policy obligations of Allianz AG's subsidiaries and the investments covering them must be in the same currency. As a result, currency fluctuations in connection with foreign subsidiaries have only a minor impact on the insurance segment's risk management strategies.

     The decline in the equity price risk in 2002 was due to the overall decline in stock prices. Most of the Group's insurance-related equity investments are intended to be held for the long term. The equity holdings are primarily in the euro zone equity markets of Germany, France and Italy, with significant additional exposures in the U.S., Swiss and U.K. markets.

     The insurance segment is exposed to interest rate risk due to its investments in fixed-income instruments, in particular bonds, loans and mortgages. The primary exposures for interest rate sensitivity securities are for bonds, loans and mortgages held by Allianz AG's German, French, U.S., Italian and Swiss subsidiaries.

     Banking Segment. The Allianz Group's banking operations are subject to currency risk on all non-euro loans and deposits. For non-trading activities, it is the Group's policy that all loans and deposits in foreign currencies be funded and reinvested in the same currency and with matching maturities. Any residual currency risk in non-trading portfolios results primarily from developments in results of affiliated companies outside of the euro-zone during the year.

     The non-trading portfolio of the banking segment with respect to interest rate risk includes all loans and deposits, issued securities, interest rate-related investment securities as well as corresponding hedges of Dresdner Bank. Market risk associated with these positions is primarily interest rate risk resulting from long-term fixed rate loans, which are funded in part by short-term deposits. On the bank's non-trading books, interest rate derivatives are used to hedge risk associated with fixed rate loans. For this purpose, the bank primarily uses interest rate swaps. Futures and options are also used for asset and liability management in the non-trading activities, albeit to a significantly smaller degree. The Group also uses swaptions to hedge risk arising from a borrower's prepayment options under some loan agreements. A small volume of equity derivatives is held due to investments in shares from affiliated and non-affiliated companies.

     Most of the Group's equity investments are intended to be held for long term. Equity holdings in the banking segment are primarily in the German market. The following table shows a sensitivity analysis of the market risk in the Group's material non-trading portfolios. Certain financial instruments are included in more than one risk category because they may be affected by changes in more than one parameter.

    SENSITIVITY ANALYSIS BY BUSINESS SEGMENT AND RISK CATEGORY: NON-TRADING
                                   PORTFOLIOS

                                                        AT DECEMBER 31, 2002
                                  ----------------------------------------------------------------
                                  PROPERTY-CASUALTY   LIFE/HEALTH               ASSET
                                      INSURANCE        INSURANCE    BANKING   MANAGEMENT    TOTAL
                                  -----------------   -----------   -------   ----------   -------
                                                           (E IN MILLION)
Equity price risk(1)............       (4,400)          (5,200)     (1,000)        --      (10,600)
Interest rate risk..............       (2,500)          (9,800)       (400)      (100)     (12,800)
Foreign exchange risk(2)........       (2,700)          (3,800)         --         --       (6,500)

                                                       AT DECEMBER 31, 2001
                                -------------------------------------------------------------------
                                PROPERTY-CASUALTY   LIFE/HEALTH                  ASSET
                                    INSURANCE        INSURANCE    BANKING(3)   MANAGEMENT    TOTAL
                                -----------------   -----------   ----------   ----------   -------
                                                          (E IN MILLION)
Equity price risk(1)..........       (5,900)          (7,600)       (2,800)       (100)     (16,400)
Interest rate risk............       (2,400)          (8,500)         (400)       (200)     (11,500)
Foreign exchange risk(2)......       (2,600)          (2,600)           --          --       (5,200)

---------------

(1) Amounts do not take into account unconsolidated affiliated enterprises, joint ventures and associated enterprises of the Allianz Group.

(2) Amounts take into account financial instruments in foreign currency.

(3) Includes Dresdner Bank.

Operational Risks

     Operational Risks. Operational risks are risks caused by inadequacies or faults in business processes or controls. These may be related to technical problems or employees, operational structures or external influences. The Allianz Group seeks to minimize such risks by installing a comprehensive system of internal controls and security systems in each operating unit. Operational risks are limited by a wide range of technical and organizational measures such as redundant hardware configurations, communications equipment and systems, back-up computing facilities, and data backups to maintain IT capability in emergencies. In addition, procedures are in place for safeguarding the confidentiality and integrity of stored data and information. For this purpose, high-performance firewall systems were introduced to protect the IT network against external interference along with access authorization procedures, supervision and control processes. The principle of dual control is adhered to in the case of operating procedures. The purpose of these measures is to ensure and document an adequate standard for Group-internal processes.

     Legal Risks. Legal risks result from contractual agreements or legal frameworks. They include risks from the adoption of new statutory regulations, disadvantageous amendments to existing legislation or regulations or prejudicial changes in their interpretation. Legal risks also take into account the possibility that contractual agreements may not be enforceable through legal action or court proceedings. The limitation of legal risks is an important task of the Group's Legal Department. This is done, for example, by using internationally recognized standard documentation and, if necessary, by obtaining legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction. In addition, the Group's Legal Department assists Group companies in matters pertaining to business transactions and contractual negotiations to ensure compliance with minimum standards. It also supports the management and supervisory bodies of Allianz in meeting their statutory obligations.

Risk Monitoring by Third Parties

     Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities specify the minimum precautions that must be taken in individual countries and at the international level. Rating agencies determine the relationship between the required risk capital of a company and the available safeguards. In their evaluation of capital resources, the rating agencies include equity shown in the balance sheet, minority interests and other items representing additional securities in times of crisis. In addition to capital resources, the rating process also takes into account elements such as, the strategic position of the company in individual business areas and markets as well as its medium-term business prospects.

REGULATION AND SUPERVISION

GENERAL

     The insurance, banking and asset management businesses of the Allianz Group are subject to detailed, comprehensive regulation and supervision in all the countries in which the Allianz Group does business. In addition, certain EU regulations and directives implemented through local legislation in EU member states, have had and will continue to have a significant impact on

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the regulation of the insurance, banking and asset management industries in EU member states, including those in which many of out most important flagship operations are located, such as Germany, France, Italy and the United Kingdom. The following discussion addresses significant aspects of the regulatory schemes in these countries.

ALLIANZ AG

     The Allianz AG operates as a reinsurer and holding company for the Group's insurance, banking and asset management operating entities and, as such, is supervised and regulated by the BaFin. The BaFin was established on May 1, 2002. The creation of the BaFin consolidates the functions of the former offices for banking supervision (the "Bundesaufsichtsamt fur das Kreditwesen"), insurance supervision (the Bundesaufsichtsamt fur das Versicherungswesen) and securities supervision (the Bundesaufsichtsamt fur den Wertpapierhandel) into a single federal regulatory authority. The BaFin monitors and enforces regulatory standards for banks, financial services institutions and insurance companies by supervising their activities in the financial markets and performing functions relating to consumer protection. The BaFin is a federal institution governed by public law that belongs to the portfolio of the German Federal Ministry of Finance.

     The Allianz AG is not required to be licensed as a reinsurance company in Germany. In July 2002, the German Insurance Supervision Act (the Versicherungsaufsichtsgesetz), which used to provide only for indirect supervision of reinsurance companies, was amended to extend the BaFin's right to direct supervision. The BaFin is entitled to monitor whether the management of a reinsurance company is of good repute and meets certain standards of professional competence as well as whether the holders of qualified participating interests in the reinsurance company are of good repute. Previously, the BaFin already had the power to give orders to request information. With the amendment in July 2002, the BaFin's power has been significantly expanded. The BaFin is explicitly entitled to take administrative action to ensure that a reinsurance company operates in compliance with applicable laws and that it is able to meet its reinsurance liabilities. Beginning January 1, 2005, additional restrictions will apply to investments held to cover reinsurance reserves. Reinsurance activities continue to be regulated indirectly through the supervision of reinsurance programs submitted by direct insurers. The BaFin also reviews transactions between the Allianz AG and its subsidiaries, including reinsurance relationships and cost sharing agreements.

     In addition, the Allianz AG is subject to regulation as a reinsurance company and is required to submit internal annual reports, including certain accounting documents, and internal quarterly reports regarding to its investments to the BaFin.

GROUP REGULATION

     Under German law based on an EU directive on supplementary supervision of insurance groups, insurance companies that are members of an insurance group as defined by law are subject to additional regulatory requirements. The additional regulation includes the following three components: (i) the supervision of intra-group transactions, (ii) the monitoring of the adjusted solvency, i.e. on a consolidated basis, and (iii) the establishment of appropriate internal controls for providing the BaFin with information as part of its monitoring of the first two components. The most important intra-group transactions must be reported to the BaFin annually; intra-group transactions endangering the solvency of an insurance company subject to supervision must be reported immediately. The law requires that the insurance group calculate the capital needed to meet the respective solvency requirements for the insurance group on a consolidated basis. IFRS accounting may be used as a basis for the calculation. Similar group solvency requirements are required to be fulfilled by the local parent companies of insurance subsidiary groups in the different EU jurisdictions.

     Regarding the banking sector, the credit institutions directive of 2000, consolidating certain older directives, and the capital adequacy directive of 1993 also provide for capital requirements on a consolidated basis. They define, among other things, the capital requirements needed to ensure sufficient capital to cover, also on a consolidated basis, the bank's market and credit risks associated with banking and trading book activities. The directives have been implemented into

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German law. With respect to the Allianz Group, Dresdner Bank is responsible for the capital requirements of the companies within the banking sector.

FINANCIAL CONGLOMERATES

     In December 2002, the EU adopted a directive that provides for assessment of the capital requirements of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary ("double gearing"). The Allianz Group is a financial conglomerate within the scope of this directive. The EU member states are required to implement this directive into national law for the fiscal year beginning on or after January 1, 2005.

     In the United States, the Gramm-Leach-Bliley Financial Modernization Act of 1999 substantially eliminates barriers separating the banking, insurance and securities industries in the United States. The legislation allows the formation of diversified financial services firms that can provide a broad array of financial products and services to their customers. In addition, the legislation permits insurers and other financial services companies to acquire banks.

INSURANCE

European Union

     Under the Treaty of Rome of 1957, Germany and the other EU member states are required to implement EU legislation into domestic law and to take EU legislation into account in applying domestic law. EU legislation can take several forms. If legislation takes the form of a EU regulation, the regulation is directly applicable as binding law in all member states. If legislation takes the form of a EU directive, the directive creates an obligation for the member states to implement and transpose the directive into their national legal systems. In addition, certain directives include "self-executing" features that are directly binding on member states, although the directives still require formal implementation into national legislation.

     Since 1973, the EU has adopted a series of insurance directives on life insurance and direct insurance other than life insurance. These directives have been implemented in Germany, France, Italy, the United Kingdom, Austria and the other EU jurisdictions through national legislation and have resulted in significant deregulation of the EU insurance markets. The directives are based on the general principles of freedom of branch operations, freedom of provision of services and home country control. Under the directives, the regulation of insurance companies, including insurance operations outside their respective home countries (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. In particular, the home country insurance regulatory authority is responsible for monitoring compliance with applicable regulations, the solvency and actuarial reserves of insurers and the assets supporting those reserves.

     As a result of the home country control principle, the EU insurance directives generally permit an insurance company licensed in any jurisdiction of the EU to conduct insurance activities, directly or through branches, in all other jurisdictions of the EU, without being subject to additional licensing requirements. Under the EU insurance directives, there is no authorization procedure to regulate insurance terms and conditions or tariffs. Insurers are required to submit reports to the regulatory authorities in jurisdictions outside their home country regarding the management, qualifying shareholders, and other matters such as general and specific policy terms and conditions, premiums and technical reserves.

     Insurance selling activities are generally regulated by the regulatory authorities in the country in which the sale of the insurance product takes place. In December 2002 a new EU directive on insurance mediation became effective. Under this directive, insurance and reinsurance intermediaries, including ancillary intermediaries, are required to register in their home member state and to possess appropriate knowledge and ability, as determined by their home member state. Member states are required to implement this directive effective January 15, 2005. The impact of the new directive on Allianz Group companies in EU member states depends on how the directive will be implemented by the member states. Consequently, the Allianz Group cannot assess the potential impact of the directive.

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     The EU insurance directives generally prohibit an insurance company from conducting both non-life and life insurance activities. However, life insurance companies that conducted non-life insurance activities in EU member states prior to March 15, 1979, including some of Allianz Group's subsidiaries, may continue to conduct these activities without restriction. In addition, member states may permit life insurance companies to write personal accident and health insurance policies, or insurance companies authorized to write personal accident and health insurance policies to write life insurance policies.

Germany

     General

     German insurance companies, including the companies in the Allianz' German Property-Casualty Group, the Group's credit insurance companies, life insurance companies and health insurance companies, are subject to a comprehensive system of regulation under the German Insurance Supervision Act. The BaFin monitors and enforces compliance with German insurance laws, applicable accounting standards, technical administrative regulations, and investment and solvency provisions. Any change in the articles of association (except changes regarding capital increases) and all material changes in the business plan of a German insurance company must be approved, and the books and records of German insurance companies are subject to examination at any time, by the BaFin.

     Under the Insurance Supervision Act, German insurance companies are subject to detailed requirements with respect to the administration of their assets and liabilities. In general, the actuarial and claims reserves of each insurer must be adequate to allow the insurer to fulfill its contractual commitments to pay upon receipt of claims. Toward this end, insurers must maintain a solvency margin (own funds) equal to the minimum solvency margin. One third of the minimum solvency margin constitutes the guarantee fund. If the solvency margin falls below the minimum solvency margin, the BaFin may request that the company submits a plan for restoring its sound financial position; under exceptional circumstances, the BaFin may restrict or prohibit the free disposal of the assets. If the solvency margin of an insurance company falls below the guarantee fund, at the request of the BaFin, the insurance company must submit a plan detailing how the company will promptly obtain the necessary solvency margin; in this case, the BaFin may with no further requirements limit or prohibit the disposal of the insurer's assets. German property-casualty insurance companies are also required to establish claims equalization reserves according to established actuarial rules. These claims equalization reserves are intended to level out fluctuating claims requirements over the course of time. German regulation law requires that insurers maintain assets equal to the sum of technical reserves, regarding life insurers including mathematical provisions, and of liabilities and deferrals under insurance contracts ("gebundenes Vermogen") and that they invest these assets in accordance with certain standards. German law limits the proportion of the assets which German insurers may invest in certain categories of investments and imposes restrictions with respect to particular investments. A regulation issued by the German Federal Government provides for detailed investment rules.

     New insurance products and policies may be offered in Germany without prior approval of the BaFin. Insurers must file a description of new products and policies, and the BaFin may require the modification of terms and conditions or the withdrawal from the market or modification of any contract that does not comply with applicable laws and regulations. In addition, the terms of all health insurance policies are subject to particular consumer protection and other legislation.

     Life Insurance

     Under German law, German life insurance companies are required, after receiving the authorization to conduct a life insurance business, to notify the BaFin of the principles they use to set premium rates and establish actuarial provisions, and of any intention to alter or amend these principles. German life insurance companies are also required to appoint a chief actuary responsible for reviewing and ensuring the appropriateness of actuarial calculation methods. Prior to the appointment, the insurer must provide the BaFin with the name of the actuary. Before and after the appointment, the BaFin is entitled to request that the insurer appoint another

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actuary if the BaFin has doubts as to the professional qualifications of the appointed actuary. In case the second appointee does not meet the professional requirements, or the insurer does not appoint another actuary, the BaFin itself may appoint an appropriate actuary.

     Additional restrictions apply to the investment of German life insurance company assets. The BaFin closely monitors the calculation of actuarial reserves and the allocation of assets covering actuarial reserves. Assets covering actuarial reserves are also monitored by an independent trustee. The rules governing the appointment of the trustee are similar to those governing the appointment of the actuary. The BaFin may issue supplemental instructions to an insurer if deemed necessary to safeguard the interests of policyholders.

     Amounts payable to policyholders at the maturity of endowment policies underwritten by German life insurance companies include a "guaranteed benefit," an amount that, in practice, is equal to a legally mandated maximum rate of return on actuarial reserves. This rate is currently 3.25% per year for policies issued on or after July 1, 2000 and with euro as applicable currency. For policies issued through June 30, 2000, the maximum rate of return is 4.0% per annum. For policies issued prior to 1995, the maximum rate is 3.5% or 3.0%, depending on the generation of tariff. On policies written through 1994, German life insurance companies are obliged by regulations to allocate for the benefit of policyholders at least 90% of their annual surplus. In 1994 and 1996, the laws and the regulations, respectively, were modified, and on policies written since June 30, 1994 and thereafter, German life insurance companies are obliged by the modified regulations to allocate for the benefit of policyholders at least 90% of their net interest yield on assets corresponding to technical reserves. In addition, holders of policies written after June 30, 1994 are entitled to participate in "appropriate amounts" of profit from sources other than assets, mainly from earnings related to risk management and cost management. The amount required to be allocated to policyholders may be used to directly increase a policyholder's profit participation or to contribute to the policyholder's profit reserve. In general, the amount contributed to the policyholder's profit reserve may be used only for the policyholder's profit participation. In the event of an overall loss and to avoid an emergency situation, the insurer may use parts of the policyholder profit reserve to cover the loss with the approval of the BaFin if doing so is in the interest of the policyholders. The profit reserve is accordingly included in the calculation of the life insurer's solvency margin. The respective determinations and calculations are based on German statutory accounting principles. These statutory accounting principles were amended on March 26, 2002, with respect to impairment charges for equity, investment funds and other fixed-interest rate and non-fixed-interest rate securities. This amendment has a stabilizing effect on statutory profits and profit participation.

     The Retirement Savings Act (the Altersvermogensgesetz), which is intended to reform the pension system in Germany, took effect on January 1, 2002. This act provides for state subsidies, in the form of either direct subsidies or, under certain circumstances, tax benefits. The prerequisite for state subsidies is that the underlying products contain certain characteristics entitled to certification by the BaFin. The main characteristic is that at least the amount that has been paid in premiums is available at maturity and that life-long benefit payments be guaranteed. Administration costs of the certified products may be high due to the complex state subsidy process. The Retirement Savings Act also intends to foster company old-age provision. As of January 1, 2002, employees are entitled by law to request that parts of their compensation be converted into company old-age provision. In addition to the already existing pension schemes, ("Pensionskassen") the new law and the regulations promulgated thereunder permit the establishment of pension schemes for employees within separate legal entities ("Pensionsfonds"), as new means of company old-age provision, which are treated as life insurers under the German Insurance Supervisory Act. Both Pensionskassen and Pensionsfonds are supervised by the BaFin.

     Health Insurance

     The Allianz Group offers "substitutive" health insurance products in Germany designed to partially or totally replace statutory public health insurance coverage. The Allianz Group also offers products intended to supplement both the statutory and substitutive schemes. These products are subject to detailed regulations designed to protect policyholders.

     In general, the core products of German health insurance companies, including comprehensive health insurance, daily sickness and hospital daily allowance insurance, are regulated by the

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BaFin. German law also requires that private health insurance companies offer certain kinds of health insurance, including private compulsory long-term care insurance, to policyholders with substitutive health insurance.

     German health insurance companies are required to appoint and register a chief actuary and an independent trustee with the BaFin. Premiums are calculated in accordance with established actuarial and legal principles and are required to provide an adequate reserve for the increased likelihood of poor health in old age. Health insurance policies may provide for premium increases to cover inflation and the increased costs of medical treatment and other developments. However, any such adjustments must be approved by an independent trustee.

     Since the beginning of 2000, Allianz Private Health has also been required by law to allocate to its policyholders 90% of interest surplus, which is a component of statutory profits. Like endowment and other life insurance products, health insurance products include mandatory profit-sharing features, whereby Allianz Private Health, like any other German private health insurer, returns 80% of the statutory profit on its health business, after the payment of claims and claims costs, the establishment of reserves, payment of taxes and other expenses, to policyholders annually, generally in the form of premium subsidies or rebates. These serve to limit premium increases for policyholders in higher age brackets. As with the Group's endowment policies in Germany, the actual level of profit sharing the Group provides its policyholders is, for competitive reasons, in excess of the statutory minimum and has been between 85% and 90% of statutory profits in recent years.

     In January 2003, the specific income threshold for German statutory health insurance coverage was raised by the German legislator in order to stabilize and maintain the statutory healthcare system. As a consequence, the number of individuals who are able to choose protection under the private healthcare system may decrease. While this measure may reduce new business for full private health coverage for salaried employees, it may also create new business opportunities for supplementary insurance for individuals insured under statutory health insurance plans. Further changes to the German healthcare system are currently being considered, in particular with a view to reducing its costs. Enactment into law of any such changes may have an impact on private health insurance providers, as the amount of new business written under full private health coverage may further decrease.

France

     The activities of French insurance companies including AGF are governed by the French Insurance Code and licensed and supervised by the French Ministry of the Economy and the Commission de Controle des Assurances (or the "Insurance Commission"). The Insurance Commission is an independent administrative authority that supervises the financial position and solvency of French insurance companies and their compliance with applicable insurance regulations, including statutory accounting principles and financial and technical management regulations. According to a proposed law concerning financial security, the Insurance Commission shall be replaced by the Commission de Controle des Assurances, des Mutuelles et des Institutions de Prevoyance with the same functions. French insurers are required to make periodic filings of financial, accounting and statistical statements with the Insurance Commission. Any change in the articles of association of French insurance companies must also be approved by the Insurance Commission. The Insurance Commission may examine the accounts of French insurance companies at any time. French insurance companies may not engage on an ongoing basis in any commercial activity other than that of providing insurance coverage and directly related activities.

     French insurance companies are subject to a number of requirements with respect to the administration of their assets and liabilities. With respect to liabilities, actuarial and claims reserves must be adequate to allow the insurer to fulfill contractual commitments to pay claims upon receipt. French law also prescribes compliance with a minimum solvency margin and requires insurance companies to make contributions to certain state-administered guarantee funds. French insurance companies may invest assets that support actuarial and claims reserves generally only in debt securities, equity securities and shares of mutual funds, real estate, mortgage loans, certain government-guaranteed loans and certain other loans and deposits.

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French law limits the proportion of assets that French insurers may invest in certain categories of investments and imposes restrictions with respect to particular investments.

     French life insurers are obligated by law to allocate for the benefit of policyholders (other than holders of contracts supported by separate accounts and term policies) at least 85% of annual investment results on assets attributable to such policyholders, plus at least 90% of other profits. Amounts allocated must be credited to policyholders within eight years but otherwise can be credited at the insurer's discretion. The allocation generally takes the form of an increase in guaranteed benefits but may also take the form of a reduction of future premiums.

     New insurance products and policies may be offered in France by either a French or foreign insurer without obtaining prior approval. However, the Ministry of the Economy may require submission of contracts or advertising materials relating to the insurance business. The Ministry of the Economy may also require the withdrawal from the market or the modification of any contract or advertising material which, in its judgment, does not comply with applicable laws and regulations.

Italy

     Italian insurance companies including the Group's major subsidiaries RAS and Lloyd Adriatico are subject to a comprehensive regulatory scheme contained in the Supervision of Insurance Act and supplemented by numerous other regulations and ordinances. These laws and regulations regulate access to insurance activities, require the maintenance of certain solvency margins, in part through a guarantee fund, determine the form of financial statements for insurance concerns and regulate the activities of insurance intermediaries.

     The activities of Italian insurance companies, insurance agents and brokers are regulated by the Institute for the Supervision of Private and Public Interest Insurance, known by its Italian acronym "ISVAP." ISVAP grants authorization to companies to conduct insurance activities. ISVAP is also responsible for the supervision of the financial management of Italian insurance companies. In addition, ISVAP has the authority to propose disciplinary measures, including the revocation of authorizations, which may ultimately be taken by the Ministry of Industry. ISVAP has the power to request information from insurance companies, conduct audits of their activities and question their legal representatives, managing directors and statutory auditors and convene shareholders, directors and statutory auditors meetings in order to propose measures necessary to conform the management of insurance companies to legal requirements. Insurance companies having their registered offices in Italy must receive prior authorization by ISVAP in order to operate life or non-life insurance activities.

     All Italian insurance companies are required to maintain adequate technical reserves in respect of each insurance contract. ISVAP determines the interest rate for calculation of required life reserves. Italian law also establishes maximum limits on the amount of reserves that may be invested in any particular category of investments. ISVAP may establish stricter limits under some circumstances. In addition, ISVAP may prohibit companies that do not comply with reserve requirements from disposing of their assets located in Italy and from accepting new business.

     Italian insurance companies are required to observe a minimum solvency margin calculated in accordance with a formula that varies depending on the types of insurance that they underwrite. In cases where the solvency margin is less than the guarantee fund, ISVAP may require a company to prepare and implement a short-term financing plan in order to bring it into compliance with the applicable requirements, or may prohibit a company from disposing of its assets.

     In July 2000, the Italian antitrust authority imposed fines totaling E361 million on several insurance companies because of alleged coordination of activities through sharing of information in automobile liability insurance in previous years. The Italian subsidiaries of the Allianz Group have been assessed, and have paid, E83 million of this fine. In February 2002, the fine was upheld by the Italian State Council, the highest administrative court in Italy.

Switzerland

     Swiss insurance companies including the Group's Swiss subsidiaries must be licensed by the Swiss Federal Department of Justice and Police and are subject to the supervision of the Swiss Federal Office of Private Insurance. A separate authorization is required for each separate

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line of insurance business conducted in Switzerland. Although Switzerland is not a member state of the EU and is not subject to the EU insurance directives, Swiss insurance regulation is generally consistent with regulation in the EU.

     The Federal Office of Private Insurance monitors the compliance of Swiss insurance companies with requirements relating to solvency, minimum capital, reserve building and assets and may conduct audits at any time. The Federal Office of Private Insurance also fixes the interest rate for calculation of required life insurance company reserves. Swiss life and health insurance companies are required to file tariffs and contract conditions with the Federal Office of Private Insurance.

United Kingdom

     Insurance companies in the United Kingdom are regulated under the Financial Services and Markets Act 2000 ("FSMA"). The FSMA provides the framework for the regulation of all business activities within the financial services sector in the United Kingdom, including life insurance and general insurance companies such as the Group's subsidiary Allianz Cornhill. The FSMA took effect on December 1, 2001 and provides that no firm may carry on a regulated activity in the United Kingdom in the insurance, securities, banking or pension sectors, unless it has been authorized to do so under the FSMA or exempted from it. The Financial Services Authority (or "FSA") has been created as a single regulator for the insurance, securities, banking and pension sectors in the United Kingdom. The FSA enforces detailed requirements that firms have to meet in order to receive authorization, including requirements relating to minimum capital, internal governance systems and risk control, and the suitability of management and controlling shareholders. A self-regulatory body known as the General Insurance Standards Council (or "GISC") has also been established to ensure compliance by general insurance companies with applicable codes of business conduct. The Treasury has announced that the FSA will assume statutory responsibility for the conduct of the sale of general insurance by intermediaries and insurance companies from October 2004. Accordingly, self regulation by the GISC will cease at that time. The FSA also establishes the conditions on which the home country principle is implemented with respect to insurance, securities and banking, granting a European financial services "passport."

     All insurance companies in the United Kingdom must submit to the FSA annual and, in some cases, quarterly returns together with audited accounts. These returns must include a certificate as to whether domestic assets are sufficient to cover domestic liabilities, and are subject to examination by the FSA. An annual assessment for the protection of UK policyholders is imposed on all insurance companies underwriting life and general business.

     Policyholder protection exists through two bodies, the Financial Services Compensation Scheme ("FSCS") and the Motor Insurance Bureau ("MIB"). The FSCS provides policyholders with a level of protection against insurance company insolvency. The protection covers all types of property and casualty insurance. The MIB provides coverage for victims of automobile accidents where there is no (or inadequate) insurance coverage. FSCS and MIB are funded by means of levies on insurance companies.

     Insurance companies in the United Kingdom may only market products in conformity with classes authorized by the FSA.

     In some areas, UK regulations establish customer information rights that exceed the disclosure standards mandated by the relevant EU directives. Regulations that came into effect on October 1, 1999 enable policyholders who are consumers to challenge the terms of policies which they claim are unfair or unclear. The Office of Fair Trading and certain consumer groups are empowered to enforce these regulations by requiring revised contracts when the terms of existing contracts appear to contravene the regulations.

United States

     The insurance subsidiaries of the Allianz Group in the United States are subject to comprehensive and detailed regulation of their activities under U.S. state and federal laws.

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     U.S. property-casualty and life insurance companies are subject to insurance regulation and supervision in the individual states in which they transact business. Supervisory agencies in various states have broad powers to grant or revoke licenses to transact business, regulate trade practices, license agents, approve insurance policy terms and certain premium rates, set standards of solvency and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type, concentration, and amount of investments permitted. Insurance companies are subject to a mandatory audit every three to five years by state regulatory authorities, depending on the state of domicile, and every year by independent auditors.

     U.S. property-casualty and life insurers are also subject to risk based capital ("RBC") guidelines, which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. The RBC requirements establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factors being higher for those items with greater underlying risk and lower for less risky items. An insurance company's RBC ratio will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by regulators. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. Each of the Group's U.S. insurance subsidiaries met its statutory minimum RBC ratios at December 31, 2002.

     Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways. In November 2002, the Terrorism Risk Insurance Act was signed into law. This legislation requires insurers to offer coverage for terrorist acts in their commercial property and casualty insurance policies and it establishes a federal program to reimburse insurers for a portion of losses so insured. These mandatory rules have implications for Allianz Group companies doing business in the United States. In addition, the U.S. subsidiaries are subject to the restrictions on fund transfers and other activities under the USA PATRIOT Act of 2001, which, although it affects primarily the banking and investment services subsidiaries, also applies to the insurance subsidiaries. On September 18, 2002, the Treasury Department issued proposed rules regarding Section 352 of the USA PATRIOT Act, requiring financial institutions to establish anti-money laundering programs. In the proposed rules, application of this provision to insurers has been limited to life insurers, annuity issuers and any other insurance product with investment features similar to life insurance. According to an interim rule released by the Treasury Department on October 25, 2002, other insurance and financial services companies are exempted from the requirement to establish anti-money laundering programs until final rules have been issued. The publication of final rules is expected in the first half of 2003. The Group's U.S. life insurance subsidiaries have implemented programs to comply with applicable Treasury rules. The Treasury Department has postponed the adoption of rules related to the customer identification provision of Section 326 of the USA PATRIOT Act. However, all financial institutions are required to scan their customers for potential matches to the list of Specially Designated Nationals issued by the Office of Foreign Assets Control.

     There are a number of proposals for regulation which may significantly affect the U.S. market, such as the establishment of an optional federal charter for insurance and reinsurance companies, employee benefit regulations, establishment of a federal registry for asbestos claims subject to compensation limits, and the taxation of insurance companies and their products. These initiatives are mostly in a preliminary stage and, consequently, the Allianz Group cannot assess their potential impact at this time.

Other Countries

     The insurance operations of the Allianz Group in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including with respect to such matters as policy forms and rates, reserving, investment and financial practices, and marketing, distribution and sales activities.

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BANKING, ASSET MANAGEMENT AND INVESTMENT SERVICES

European Union

     The supervision of banking, asset management and investment services in the member states of the European Union is the exclusive responsibility of national authorities within the individual member states. However, the rules governing the regulation and supervision of these financial services have been harmonized by a number of EU directives, which have been implemented in the member states. These directives mostly focus on establishing harmonized minimum capital requirements and the freedom to provide services within the member states. As a result of this harmonization, banking licenses granted in one EU member state are recognized in all other member states.

     Under the EU investment services directive, member states have to ensure that financial institutions that are members of a securities exchange in one member state are eligible for admission to trading on the exchanges of all other member states. Moreover, the investment services directive provides for certain rules of conduct and organizational requirements for financial institutions.

     Another field of harmonization which is of importance for financial institutions is securities trading. The EU directive on offering prospectuses provides for harmonized rules with respect to the contents and filing of prospectuses for publicly traded securities. Another directive harmonizes the rules for disclosure of financial and other information that publicly traded companies have to provide. The insider trading directive sets forth certain rules for securities trading by corporate insiders. There are also EU directives harmonizing rules governing investment fund management and investor protection.

Germany

     The banking and other financial services activities of the Allianz Group in Germany are extensively supervised and regulated by the BaFin.

     Banking

     Engaging in the banking business requires the authorization by the BaFin. Banking activities include, among others, deposit and lending activities, safe custody activities, checking account and e-money activities as well as underwriting activities. Enterprises engaged in banking business are formally referred to as credit institutions (Kreditinstitute).

     All banks in Germany, including Dresdner Bank, are subject to comprehensive governmental supervision and regulation, also on a consolidated basis, by the BaFin in accordance with the German Banking Act (Kreditwesengesetz, or the "German Banking Act"). The BaFin is authorized to issue regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting German banks. The German Banking Act and the regulations issued thereunder have been amended over time to implement the recommendations on banking supervision issued by the Basle Committee on Banking Supervision and the relevant European Council Directives.

     The BaFin supervises the operations of all banks, including Dresdner Bank, to ensure that they conduct their business in accordance with the provisions of the German Banking Act and other applicable German laws and regulations. To this end, the BaFin is empowered to request information and documentation on business matters from the banks. The BaFin may conduct on-site inspections without specific cause. Reports by a bank's auditors have to be submitted to the BaFin and the Deutsche Bundesbank (the "Bundesbank"), the German central bank. The contents of the reports are prescribed in a special regulation issued by the former Bundesaufsichtsamt fur das Kreditwesen (the "Prufungsberichtsverordnung"). Particular emphasis is placed on compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain activities imposed by the German Banking Act and the regulations promulgated thereunder.

     Regulation by the Bundesbank

     The BaFin carries out its banking supervision role in close cooperation with the Deutsche Bundesbank. Although the authority to issue administrative orders that are binding on specific

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banks is vested solely with the BaFin, the BaFin must consult with the
Bundesbank before issuing general regulations and must obtain the consent of the Bundesbank if the regulations affect the Bundesbank. The Bundesbank is responsible for organizing the collection and analysis of the periodic and other reports from the banks.

     Capital Adequacy Requirements

     German banking regulation contains certain capital adequacy requirements. In accordance with what is known as Principle I, each bank's ratio of Liable Capital to risk-weighted assets and certain off-balance sheet items, as such terms are defined or described below, must be at least 8% at the end of each business day in order to cover credit risks. This ratio is known as the Solvency Ratio.

     Liable Capital of a bank organized as a stock corporation consists principally of (i) paid-in share capital without preferred stock (Vorzugsaktien), (ii) capital reserves, (iii) earnings reserves which are disclosed in the bank's annual balance sheet, (iv) net profits which are shown in audited interim financial statements and which will not be used for distribution or the payment of taxes, (v) the fund for general banking risks pursuant to Section 340g of the German Commercial Code, (vi) capital paid in by silent partners which meets certain conditions set forth in the German Banking Act, including subordination to all other creditors and participation in the bank's losses, (vii) reserves for general banking risks pursuant to Section 340f of the German Commercial Code, provided that such reserves may not exceed 4% of the book value of such receivables and securities, (viii) preferred stock, (ix) capital paid in consideration of profit participation rights (Genussrechtsverbindlichkeiten) which meets certain conditions set forth in the German Banking Act, including subordination to all creditors in the case of insolvency and participation in the bank's losses, (x) long-term subordinated debt with a term of at least five years meeting certain conditions set forth in the German Banking Act, including subordination to all creditors in the case of insolvency, (xi) certain revaluation reserves and (xii) reserves pursuant to
Section 6b of the German Income Tax Act (Einkommensteuergesetz) up to 45%, less certain positions that are required to be deducted. The capital components set forth in items (i) through (vi) above, less balance sheet losses, certain intangible assets (including goodwill) and certain other items, constitute the core capital. Supplementary Capital is the portion of Liable Capital referred to in items (vii) through (xii) above. The distinction between Core Capital and Supplementary Capital reflects the ability of the capital components to cover losses. Core Capital, with the highest ability to cover losses, corresponds to Tier I capital, and Supplementary Capital corresponds to Tier II capital as such terms are used in U.S. capital adequacy rules. The German Banking Act provides that the aggregate amount of Supplementary Capital must not exceed the Core Capital. In addition, the sum of long-term subordinated debt must not exceed 50% of Core Capital. The German Banking Act also requires that certain investments in banks or financial institutions and certain other items, be deducted in computing Liable Capital.

     To calculate risk-weighted assets and certain off-balance sheet items, the assessment basis must first be determined. With respect to risk assets, the assessment basis is equal to the balance sheet value, adding or deducting certain items. Further, the assets of a bank are assigned to six broad categories of relative credit risk depending on the debtor or on the type of instrument or collateral securing the asset (0%, 10%, 20%, 50%, 70% and 100%), and the assessment basis of each asset is multiplied by the percentage weight applicable to its risk category to arrive at the risk-weighted value to be covered with Liable Capital. With respect to off-balance sheet items, such as financial guarantees and letters of credit, their value, subsequent to the determination of their assessment basis, is adjusted according to their risk classification depending on the type of instrument (20%, 50% and 100%), or, in the case of swaps and other financial derivatives, according to a "mark-to-market" method or an original exposure method. After such adjustment, they are assigned, in the same manner as on-balance sheet assets, to the credit risk categories multiplied by the applicable percentage weight.

     The German Banking Act also requires market risk and counterparty risk associated with securities transactions, transactions in derivative products and foreign exchange transactions of banks to be covered by adequate capital. The German Banking Act also employs two related concepts: (i) Bank Funds (Eigenmittel) and (ii) market risk positions. Market risk positions are made up of overall foreign exchange positions, commodities positions and the trading book risk positions. For assessing the trading book risk positions, the distinction between trading transac-

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tions which are allocated to a bank's trading book (Handelsbuch) and transactions in commercial banking business which are allocated to a bank's investment book (Anlagebuch) is important.

     Bank Funds consist of Liable Capital plus Tier III Capital. Tier III Capital consists of (i) short-term subordinated debt (with a term of at least two years) that meets certain conditions set forth in the German Banking Act and
(ii) the net profits which would be realized if all positions in the trading book were matched, if all anticipated expenses and distributions on capital were deducted and if all losses that would be incurred in the investment book if the bank were liquidated were deducted. The sum of Tier III Capital plus the portion of Supplementary Capital that is not required to cover risk positions in the investment book cannot exceed 250% of the portion of Core Capital that is not required to cover risk positions in the investment book.

     The trading book of a bank comprises (i) securities, money market instruments, foreign currency or units of account, derivatives and marketable claims and participations that are held by the bank for its own account for resale or trading or that are acquired by the bank with the intent of profiting in the short term from existing or expected differences between buying and selling prices or variations in prices or interest rates; (ii) instruments held and transactions entered into for the purpose of hedging the market risk of the trading book and transactions to refinance such hedging; (iii) transactions subject to the designation of the counterparty (Aufgabegeschafte); (iv) receivables for fees, commissions, interest, dividends and margin payments related to positions in the trading book; and (v) securities lending, loans or similar transactions related to positions in the trading book.

     Banks must establish guidelines for the inclusion of transactions in their trading books, which must be submitted to the BaFin and the Bundesbank. The investment book of a bank consists of all transactions that are not contained in the trading book.

     The sum of the risk-weighted values of market risk positions and, under certain circumstances, separately computed option positions, may not exceed the difference between Liable Capital and an amount equal to 8% of the risk-weighted assets increased by the amount of Tier III Capital. This limitation must be computed daily at the close of business. The risk-weighted values of market risk positions and option positions must be computed in accordance with rules set forth in Principle 1 or, in the case of market risk positions, in accordance with the bank's own risk computation models which have been approved by the BaFin. The positions allocated to the trading book are risk-weighted according to market risk (interest rate and equity security price related) and according to counterparty risk.

     Capital adequacy rules must not only be met by a bank and its banking subsidiaries on an individual basis, but also by the entire banking group.

     Liquidity Requirements

     The German Banking Act and the regulations issued by the BaFin also contain liquidity requirements. Each bank must invest its funds in a manner designed to provide adequate liquidity at all times. Under what is known as Principle II, banks must compute one liquidity factor and three monitoring factors at the end of every calendar month. Each factor is the quotient of available funds to payment obligations for one of four short-term time periods of up to one year.

     Lending and Investment Limits

     The lending activities of banks are restricted in order to avoid high concentrations of risk. According to the applicable law, lending includes not only bank loans in the ordinary sense but all items on the asset side of the balance sheet, derivative transactions (other than written option positions) and related guarantees and other off-balance sheet positions. A borrower is defined to include a related group of borrowers consisting of certain related natural or legal persons or partnerships of the borrower. There are exemptions, and the limitations on large credits are applied on a risk-weighted basis in a manner similar to the application of the risk-weighted capital adequacy rules.

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     The German Banking Act, as it applies to Dresdner Bank as a trading book institution, distinguishes between investment book lending limits, combined investment and trading book lending limits, and trading book lending limits. The limits are as follows:

          (i) A credit constitutes a "large investment book credit" if the sum of credits allocated to the investment book extended to any one borrower or related group of borrowers, in the aggregate, equals or exceeds 10% of a bank's Liable Capital. The bank has to ensure that, without approval of the BaFin, no single large investment book credit exceeds 25% of the bank's Liable Capital (20% in the case of a bank's unconsolidated affiliate) and that the sum of all of a bank's disbursed large investment book credits does not exceed eight times the bank's Liable Capital.

          (ii) A credit constitutes a "large combined investment and trading book credit" if the sum of credits allocated to both the investment and trading books extended to any one borrower or related group of borrowers, in the aggregate, equals or exceeds 10% of the bank's Bank Funds. The bank has to ensure that, without approval of the BaFin, no single large combined investment trading book credit exceeds 25% of the bank's Bank Funds (20% in the case of a bank's unconsolidated affiliate) and that the sum of all of a bank's disbursed large combined investment trading book credits does not exceed eight times the bank's Bank Funds.

          (iii) If a single large combined investment and trading book credit exceeds the respective percentage of the bank's Bank Funds set forth in
     (ii) above, the sum of credits extended to any one borrower or related group of borrowers that is allocated to the trading book cannot exceed five times that portion of the bank's Bank Funds that is not required to cover risk positions in the investment book, even with approval of the BaFin.

          (iv) The sum of all portions of single large combined investment and trading book credits that exceed the respective percentage of the bank's Bank Funds set forth in (ii) above for more than 10 days cannot exceed, after deducting the amounts that do not exceed this limit, six times that portion of the bank's Bank Funds that is not required to cover risk positions in the investment book.

     A bank must report its large credits to the Bundesbank and must notify the BaFin and the Bundesbank if it exceeds the ceilings set forth above. With the approval of the BaFin, a bank may exceed the limits set forth in (i) and (ii). The amount exceeding these ceilings must be covered by Liable Capital and Bank Funds, respectively. The limits set forth in (iii) and (iv) may generally not be exceeded. The excess must be reported, and the excessive amount must be covered by Liable Capital. The amounts of Liable Capital used to cover such excess amount must be disregarded when computing the adequacy of Liable Capital under the capital adequacy rules. If the respective percentage ceilings and the eight times Liable Capital ceiling or Bank Funds ceiling as mentioned in (i) and (ii) are exceeded, only the larger of both excess amounts must be covered by Liable Capital and Bank Funds, respectively.

     The provisions of the German Banking Act limiting large credits by a bank apply also to the aggregate credits extended by members of a banking group. In order to determine whether members of a banking group in the aggregate have extended a large credit, all credits extended by members of the group to one borrower are consolidated and measured against the consolidated Liable Capital and Bank Funds (including the shares of other shareholders) of the banking group. Consolidation of credits to one borrower or related group of borrowers is only required if the individual total credit position from overall business of at least one member of the banking group to such borrower is equal to or exceeds 5% of such member's Liable Capital.

     Bank Reporting Requirements

     In order to enable the BaFin and the Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial position of the German banks, the BaFin and the Bundesbank require the routine periodic filing of information.

     Each bank must file with the BaFin or the Bundesbank, or both, among other things, the following information: (i) immediate notice of certain personnel and organizational changes, the extension or increase of large credits, the acquisition or disposition of 10% or more of the equity

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or voting rights of another company or certain changes in the amount of such equity investment, and the commencement or termination of certain non-banking activities; (ii) monthly balance sheet and statistical information and annual audited unconsolidated and consolidated financial statements; (iii) the acquisition or disposition of a direct or indirect investment in the bank representing 10% or more of the equity or voting rights of the bank, whether held in the shareholder's own interest or in the interest of a third party, or giving the person making the investment a significant influence over the management of the bank ("Significant Shareholding"), or an increase or decrease of a Significant Shareholding which results in the investment reaching or passing the threshold of 20%, 33% or 50% of such voting rights or equity, as well as the fact that the bank became or ceased to be a subsidiary of another enterprise, as soon as the bank has knowledge of such facts; and on an annual basis, the names and addresses of holders of Significant Shareholdings in the bank and its foreign subsidiary banks, and the amount of such investment; (iv) monthly compliance statements with regard to the capital adequacy rules and the requirements on liquidity; and (v) quarterly statements listing the borrowers to whom the reporting bank has outstanding loans of E1.5 million or more and certain information about the amount and the type of the loan, including syndicated loans exceeding this amount even if the reporting bank's share does not reach E1.5 million.

     If several banks report to the Bundesbank loans of E1.5 million or more to the same borrower or to a group of affiliated borrowers, the Bundesbank must inform the reporting banks of the total reported indebtedness and of the type of such indebtedness and of the number of reporting lending banks.

     Sanctions for Non-Compliance

     If the BaFin discovers irregularities, it has a wide range of enforcement powers. The BaFin can exert a direct influence over the management of a bank. If the Liable Capital of a bank is not adequate or if the liquidity requirements are not met and the bank has failed to remedy the deficiency within a period determined by the BaFin, the BaFin may prohibit or restrict the bank's distribution of profits or extension of credit. These prohibitions also apply to the parent bank of a banking group if the Bank Funds of the bank members of the group do not meet the legal requirements.

     If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. In this connection, it may, among other things: (i) issue instructions relating to the management of the bank; (ii) prohibit the acceptance of deposits and the extension of credit;
(iii) prohibit or restrict management of the bank from carrying on their functions; and (iv) appoint supervisors. To avoid the insolvency of a bank, the BaFin has the authority to (i) prohibit payments and disposals of assets, (ii) suspend customer services and (iii) prohibit the acceptance of payments other than in payment of debt owed to the bank. Finally, the BaFin may revoke the bank's license. In addition, violations of the German Banking Act may result in criminal and administrative penalties.

     Deposit Protection

     In accordance with the German Deposit Guarantee Act (the Einlagensicherungs- und Anlegerentschadigungsgesetz), the Bundesverband Deutscher Banken, the association of the German private sector commercial banks, established a company known as the Compensation Institution (Entschadigungseinrichtung deutscher Banken GmbH) to carry out and ensure the deposit guarantee scheme of the German private sector commercial banks. The Deposit Guarantee Act provides that the aggregate deposits of a given depositor at a given bank and claims resulting from securities transactions by a customer with a given bank must each be covered up to 90% of the aggregate amount or E20,000, whichever is less. Certain creditors, as defined by the German Deposit Guarantee Act, including other banks, insurance companies, the public sector and enterprises and persons related to the bank, may not claim compensation. The deposit guarantees will be funded through contributions by the private sector commercial banks to the Compensation Institution.

     In addition, the banking industry has voluntarily set up various protection funds for the protection of depositors. Most private sector commercial banks, including Dresdner Bank, are members of the Einlagensicherungsfond, a deposit protection association with a fund which

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covers liabilities to each creditor up to a certain amount. Obligations vis-a-vis other banks and other persons described by the fund's articles of association are not covered. Furthermore, the articles of association provide for certain restrictions not related to specific creditors, but rather to categories of obligations. Payments from the Einlagensicherungsfond generally cover the portion of a deposit not already covered by the Compensation Institution. Members are required to provide certain information to the association and the Prufungsverband deutscher Banken e.V., an institution for the auditing of German banks. This auditing institution conducts its own inspections of banks in order to reduce the risk of failures within the deposit protection system.

     Furthermore, depositors and other creditors of German banks are protected by the arrangements in relation to Liquiditats-Konsortialbank GmbH ("LIKO"), a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are owned 30% by the Bundesbank, with the rest of the shares being held by other German banks and banking associations. LIKO is funded by its shareholders.

     Mortgage Banks

     Through Dresdner Bank, the Allianz Group holds approximately 28% of the shares of Eurohypo AG, a mortgage bank. In Germany, mortgage banks are regulated by a special statute, the German Mortgage Bank Act (Hypothekenbankgesetz), in addition to the German Banking Act. Under the Mortgage Bank Act, mortgage banks are authorized to finance themselves through the issuance of mortgage bonds (Hypothekenpfandbriefe) and public-debt bonds (Kommunalschuldverschreibungen). These bonds are generally long-term bonds with an original maturity of four years or longer, the principal and interest of which are at all times required to be covered by a pool of specified qualifying assets. Mortgage-backed bonds are backed by mortgage loans extended by the mortgage bank that cover 60% or less of the market value of the respective real estate property, and public-debt backed bonds are backed by communal loans extended by the mortgage bank to German public authorities or entities organized under public law or to member states of the EU or to the contracting states to the agreement on the European Economic Area ("EEA"), or which are guaranteed or otherwise secured by such persons. Separate pools are maintained for the mortgage-backed bonds and for the public-debt backed bonds. The total amount of mortgage and public-debt bonds issued by the mortgage bank must be fully covered by mortgages and communal loans in at least the same total amount and with at least the same interest earnings. The qualifying assets remain on the mortgage bank's balance sheet. In case of insolvency proceedings relating to the mortgage bank, the asset pools constituting cover will be exempt from such proceedings.

     Investment Companies

     In Germany, investment funds are managed by investment companies. Investment companies are specialized credit institutions and are subject to the German Investment Companies Act ("Gesetz uber Kapitalanlagegesellschaften"), in addition to the German Banking Act. Within the Allianz Group, DEUTSCHER INVESTMENT-TRUST Gesellschaft fur Wertpapieranlagen mbH (dit) and dresdnerbank investment management Kapitalanlagegesellschaft mbH (dbi) are investment companies.

     An investment fund must be segregated from the investment company's own assets and is not a legal entity; therefore the assets of the investment fund may either be jointly owned by the unit-holders or owned by the investment company as trustee. The German Investment Companies Act provides for specific investment restrictions for different types of investment funds, such as money-market, securities and real estate investment funds, among others. The BaFin supervises the investment company's compliance with the applicable investment restrictions.

     Investment companies do not fall within the scope of the above-mentioned Principles I and II. Therefore, they are not subject to the capital and liquidity requirements provided for by these principles.

     Financial Services Institutions

     Financial Services Institutions are enterprises that provide certain financial services described by the German Banking Act. These financial services include investment and contract

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brokering, portfolio management and own-account trading with financial instruments for third parties.

     To engage in the provision of financial services, an authorization by the BaFin is required. The supervision and regulation of financial services institutions is substantially similar to the regulation and supervision of banks. Like investment companies, certain financial services institutions are exempted from the capital and liquidity requirements described by Principles I and II.

     Within the Allianz Group, Allianz Capital Managers GmbH and Allianz Dresdner Asset Management International GmbH are financial services institutions.

United Kingdom

     In the United Kingdom, the FSMA also provides the framework for the regulation of activities of the financial services sector outside of the insurance business, with the FSA as the responsible supervisory authority. The FSA also prosecutes offenses involving insider dealing, market manipulation, money laundering and of market abuse.

     The above requirements of the FSA with respect to the financial services sector apply to most Allianz Group entities in the United Kingdom, including the Dresdner Bank subsidiaries. The London branch of Dresdner Bank is a "passported" bank in the United Kingdom in accordance with the provisions of the EU directives as implemented in UK law. As such it is lead regulated in prudential matters by BaFin in Germany.

France

     Under French law, investment and investment services companies dealing with financial instruments must be authorized by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France) and by the Commission des Operations de Bourse if they act under the portfolio management status. They are subject to the supervision of the Conseil des Marches Financiers for the dealing with listed financial instruments and the Commission des Operations de Bourse for their portfolio management activity. Pursuant to the draft law concerning the financial security mentioned above in connection with the insurance business, it is intended to merge the Commission des Operations de Bourse, the Conseil de Discipline de la Gestion Financiere and the Conseil des Marches Financiers into the Autorite des Marches Financiers.

     Banks in France, including the Dresdner Bank subsidiary Dresdner Bank Gestions France, must be authorized by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France) and are subject to the supervision of the Commission Bancaire (Banque de France). The supervision extends to all the activities of French banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Paris branch of Dresdner Bank is a "passported" bank in France in accordance with the provisions of EU directives as implemented in French law. As such it is primarily regulated by the BaFin.

     Banks are required to file monthly reports to the Commission Bancaire. Changes of shareholdings in French banks do need approval by the Comite des Etablissement de Credit et des Entreprises d'Investissement (Banque de France).

     French securities regulations prescribe a minimum amount of share capital for investment and investment services companies and impose certain requirements on company management and shareholders. The companies must also submit a business plan with their application for authorization. There are also regulatory restrictions with respect to equity capital on limitation of risks, and specific disclosure rules must be observed. In addition, the Conseil des Marches Financiers and the Commission des Operations de Bourse oversee the dealings of investment and investment services companies with investors, including the provision of appropriate information to investors, and supervise control procedures within these companies. The Conseil des Marches Financiers supervises compliance with market rules, and the Commission des Operations de Bourse supervises the fairness of transactions.

     French supervisory authorities are authorized to impose sanctions, including revocation of operating licenses, on companies that fail to comply with applicable regulations.

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Italy

     Investment and investment services companies in Italy dealing with financial instruments must be licensed and are subject to regulation by both Banca d'Italia, the Italian national bank, and the Commissione Nazionale per le Societa e la Borsa ("CONSOB"). Shareholdings in excess of 5% in Italian investment and investment services companies require the authorization of Banca d'Italia.

     Banks in Italy, including the Allianz Group's subsidiary Rasbank S.p.A. and the Dresdner Bank subsidiaries, must be authorized by Banca d'Italia and are subject to the supervision of both Banca d'ltalia and CONSOB. The supervision of Banca d'Italia extends to all the activities of Italian banks, including their capital adequacy, shareholdings in other companies and limitation of risk. The Milan branch of Dresdner Bank is a "passported" bank in Italy in accordance with the provisions of EU directives as implemented in Italian law. As such it is lead regulated by the BaFin. The CONSOB supervises the provision of investment services by banks in Italy and rules of conduct to be followed by the banks in their dealings with the public. Banks are required to file their annual and semi-annual reports with both Banca d'Italia and the CONSOB. They also have ongoing disclosure obligations. The Milan branch of Dresdner Bank is exempt from these requirements and instead has to submit the annual financial statements of Dresdner Bank Group to the Camera di Commercio and Banca d'Italia. Changes in organizational structure of the branch have to be reported annually.

     Major shareholders of banks and investment and investment services companies must be of good standing and the top managers and members of the boards of directors and boards of auditors must meet specific qualifications in terms of professionalism and good standing. With respect to banks, Italian law requires those assuming control of or a shareholding of greater than 5% in an Italian bank to obtain authorization from Banca d'Italia. Similarly, banks assuming shareholdings in any other company are required to obtain authorization from Banca d'Italia.

     Italian supervisory authorities are empowered to impose sanctions, including revocation of operating licenses, on companies that fail to comply with relevant regulations.

United States

     Allianz of America, Inc., Allianz Dresdner Asset Management of America L.P., Pacific Investment Management Company LLC, Oppenheimer Capital, Nicholas-Applegate, Dresdner RCM Global Investors LLC and other financial services subsidiaries of Allianz AG in the United States are registered as investment advisers under the Investment Advisers Act of 1940. Many of the investment instruments managed by these financial services subsidiaries, including a variety of mutual funds and other pooled investment vehicles, are registered with the SEC under the Investment Company Act of 1940. The investment advisory activities of these financial services subsidiaries are subject to various U.S. federal and state laws and regulations. These laws and regulations relate to, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general anti-fraud provisions. The failure to comply with these laws or regulations may result in possible sanctions, including the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser's registration as an adviser, censure and/or fines.

     Some U.S. financial service subsidiaries of Allianz AG are also registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are subject to extensive regulation as such. In addition, some of these subsidiaries are members of, and subject to, regulation by self-regulatory organizations such as the National Association of Securities Dealers and, in the case of Dresdner Kleinwort Wasserstein Securities LLC, the New York Stock Exchange. The scope of broker-dealer regulation covers matters such as capital requirements, the use and safekeeping of customers' funds and securities, advertising and other communications with the public, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations and to prevent improper trading on material non-public information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures.

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A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, in some instances they may be required to make "suitability" determinations as to certain customer transactions.

     Dresdner Bank provides commercial banking services in the United States through its offices in New York and Los Angeles, as well as the Miami office of its subsidiary Dresdner Bank Lateinamerika AG. Dresdner Bank is accordingly subject to regulation, supervision and examination by the Federal Reserve Board under the U.S. Bank Holding Company Act of 1956, as amended (the "BHCA"), and the International Banking Act of 1978, as amended (the "IBA"). The New York branch of Dresdner Bank is licensed, supervised and examined by the New York State Banking Department.

     The Gramm-Leach-Bliley Act of 1999 substantially eliminated barriers separating the banking, insurance and securities industries in the United States. According to this act, a bank holding company that has effectively elected to become a financial holding company may conduct business activities either directly or through its subsidiaries that were previously prohibited for bank holding companies. Dresdner Bank became a financial holding company under the Gramm-Leach-Bliley Act in 2000. To qualify as a financial holding company, a bank is required to meet the criteria of being well-managed and well-capitalized. A foreign bank that is well-capitalized has capital ratios equal to or comparable with those required for a well-capitalized U.S. bank, i.e. a Tier I capital ratio of 6% and a total capital to total risk-based assets ratio of 10%. Dresdner Bank is currently in compliance with these capital requirements. In addition, a bank holding company is required to elect to be treated as a financial holding company vis-a-vis the Federal Reserve Board. In the event of non-compliance with these criteria, a financial holding company may be required to limit previously authorized financial activities or, after a certain time period, to terminate authorized banking operations or to divest any commercial lending companies owned or controlled by the financial holding company. As a result of its ownership of Dresdner Bank, Allianz AG is also subject to the supervision of the Federal Reserve Board under the BHCA and the IBA and has applied to be treated as a financial holding company. The two-year transition period during which Allianz AG is still treated as a financial holding company without having been granted such status will terminate in May 2003, subject to possible extension for up to three years. Allianz AG expects that it will seek such extension.

     Under the IBA, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive regulation on a consolidated basis in its home country or that there is reasonable cause to believe that the foreign bank or its affiliate has violated U.S. law or engaged in unsafe or unsound banking practice in the United States, and as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or the purposes of federal banking law.

     Under the trade name Dresdner Kleinwort Capital, subsidiaries of Dresdner Bank are also active in the private equity business. They provide investment management services and make, manage and monitor private equity investments in unaffiliated companies and investment funds, and establish and operate investment funds in which third-party investors make private equity investments. These subsidiaries are subject to regulation by the Federal Reserve Board and the SEC. Two subsidiaries of Dresdner Bank are also active as small business investment companies and are subject to the U.S. Small Business Administration Act.

Other Countries

     The financial services businesses of the Allianz Group in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including with respect to such matters as capital adequacy, investment advisory and securities trading activities, and mutual fund management and distribution activities.

ACQUISITION CONTROL MATTERS

     In a number of jurisdictions, the direct or indirect acquisition of "control" of companies is subject to prior regulatory approval. Under the applicable EU directives, any person acquiring shares in an insurance, bank or investment services company who would become a "qualifying

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shareholder" as a result of the acquisition is required to give prior notice of the proposed acquisition to the relevant supervisory authorities in the company's home jurisdiction. A qualifying shareholder is a shareholder that holds at least 10% of the voting rights or the capital of such a company or otherwise has the ability to exercise a significant influence over the management of the company. A qualifying shareholder must also report any increases in shareholdings by any holder to levels equal to or exceeding 20%, 33% or 50% of the voting rights or the capital. The supervisory authorities have a maximum period of three months during which to oppose an acquisition of shares if they believe that the acquisition would jeopardize the sound and prudent management of the insurance company. Reductions in ownership below the thresholds indicated above must also be notified to the supervisory authorities. These directives have been implemented in most EU jurisdictions.

     Under the German Securities Trading Act (Wertpapierhandelsgesetz, or the "German Securities Trading Act"), holders of voting securities of a German company listed on a stock exchange within the European Union or within the other contracting states to the agreement on the EEA must notify the company and the BaFin in writing and without delay (at the latest, within seven calendar days) of the level of their holding whenever that holding reaches, exceeds or falls below 5%, 10%, 25%, 50% and 75% of the company's shares. Also, a German company receiving this notification of shareholding must generally publish these facts. Effective January 1, 2002, the provisions of the German Securities Trading Act were amended to broaden the criteria for attribution of shares.

     On January 1, 2002, the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz, or "WpUG") took effect. The WpUG applies to all offers to acquire securities issued by stock corporations and partnerships limited by shares (Kommanditgesellschaften auf Aktien) by shares that are domiciled in Germany and admitted to trading on an organized market in the European Economic Area ("EEA"). The WpUG provides that any shareholder obtaining direct or indirect control, which is defined as 30% or more of the voting rights, of a stock corporation or of a partnership limited by shares, is required to make a mandatory takeover offer to all other shareholders of the corporation. The law amending the WpUG also added provisions to the German Stock Corporation Act (Aktiengesetz) relating to the buyout and the compensation of minority shareholders. Upon request of a shareholder holding 95% or more of the share capital of the stock corporation, the shareholders' meeting of the stock corporation can resolve to transfer all shares held by minority shareholders to the controlling shareholder in exchange for appropriate cash compensation. The Allianz AG has made use of these new provisions to acquire the remaining minority shareholdings of Vereinte Versicherungs-AG, Dresdner Bank AG and Hermes Kreditversicherungs AG.

     Similar regulations relating to acquisition of control have been established in the jurisdiction inside and outside of the EU in which the Allianz Group does business. State insurance holding company statutes in the United States applicable to Allianz AG's U.S. insurance subsidiaries generally provide that no person may acquire control of the Allianz AG, and thus indirect control of its U.S. insurance subsidiaries, without the prior approval of the appropriate insurance regulators. Generally, any person who acquires beneficial ownership of 10% or more of the outstanding ordinary shares or voting power of the Allianz AG (including ADSs) would be presumed to have acquired such control unless the appropriate insurance regulators upon application determine otherwise.

ANTITRUST REGULATION AND MERGER REVIEW

     EU and national antitrust regulation affects the cooperation between insurance companies and within insurance associations. While the EC Treaty generally prohibits arrangements that restrict competition, some types of cooperation in the insurance sector are expressly exempt from this prohibition by EU regulation providing for a so-called block exemption.

     In February 2003, the EU adopted a new block exemption regulation for the insurance sector to replace the existing regulation on this subject at its expiry on March 31, 2003. In particular with respect to the establishment and management of insurance and reinsurance pools, the new regulation raises the market share thresholds for insurance pools and restricts the simultaneous memberships of insurers who may exercise a determining influence on the commercial policy of pools acting on the same relevant market in these pools.

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     Insurers have in the past been able to seek individual exemption under applicable antitrust laws for insurance pools that were not eligible for block exemption and other restrictions on competition. As of May 1, 2004 this procedure is no longer available.

     In some business lines, the Allianz Group's market share might raise concerns under European merger control regulations. If the Allianz Group were to consider a substantial acquisition in these business lines, the relevant EU authorities might require divestiture of parts of the portfolio or might disapprove the transaction. Comparable legislation with respect to merger review has been enacted in many jurisdictions inside and outside the EU.

RULES OF CONDUCT FOR SECURITIES TRADING

     The German Securities Trading Act prohibits insider trading with respect to securities admitted to trading or included in the over-the-counter market at a German exchange or the exchange in another EU member state or in other contracting states to the agreement on the EEA. The German Securities Trading Act also requires that the issuer of securities admitted to trading on a German stock exchange promptly publish any new fact relating to the field of the issuer's activities that is not publicly known if this fact could have a material influence on the market price of such securities due to its effects on the financial position or the overall business performance of the issuer. The BaFin carries out supervisory functions with respect to these regulations.

     The German Securities Trading Act also introduced rules of conduct for banks and securities firms (the "Rules of Conduct"). The Rules of Conduct apply to all investment services firms in Germany. The BaFin has broad powers to investigate investment services firms with a view to monitoring compliance with the Rules of Conduct. The German Securities Trading Act provides for an annual examination on behalf of the BaFin of a bank's compliance with its obligations under the German Securities Trading Act.

LEGAL PROCEEDINGS

GENERAL

     Allianz Group companies are involved in legal, regulatory, and arbitration proceedings in Germany and a number of foreign jurisdictions, including the United States, involving claims by and against them, which arise in the ordinary course of their businesses, including in connection with their activities as insurers, employers, investors, and taxpayers. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened proceedings, the management does not believe that the outcome of these proceedings, including the litigation and the Holocaust-related matters discussed below, will have a material adverse effect on the financial position or result of operations of Allianz Group.

LITIGATION

     In May 2001, a consolidated class action complaint, In re Deutsche Telecom Securities Litigation, was brought against Dresdner Bank and other defendants in the United States District Court for the Southern District of New York by purported purchasers of Deutsche Telekom American Depositary Shares (ADSs) issued pursuant to a registration statement filed with the Securities and Exchange Commission on May 22, 2000 and pursuant to a prospectus dated June 17, 2000. Dresdner Bank, which was one of the underwriting syndicate's joint global coordinators, was one of the named defendants. The complaint alleges that the offering prospectus contained material misrepresentations and/or omissions relating to Deutsche Telekom. The management of Dresdner Bank believes the complaint is without merit insofar as it relates to Dresdner Bank. In October 2002, the court has acceded to the plaintiffs' application to admit the lawsuit as a consolidated class action complaint.

     In August 2001, the European Commission initiated antitrust proceedings pursuant to Article 81 of the EU Treaty against various banks, including Dresdner Bank, in connection with alleged agreements to set prices for the exchange of foreign currencies within the EU. In December 2001, pursuant to these proceedings, the European Commission imposed a fine of E28 million against Dresdner Bank. The management of Dresdner Bank believes these proceedings are without merit as they relate to Dresdner Bank. In February 2002, Dresdner Bank initiated proceedings against the European Commission in the Court of First Instance of the European Commu-

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nity. Due to delayed pleadings by the European Commission, Dresdner Bank requested a judgment by default on June 25, 2002.

     In July 2002, the German Federal Cartel Office (Bundeskartellamt) commenced an investigation against several property-casualty insurance companies in Germany, including subsidiaries of Allianz AG, in connection with alleged coordinated behavior to increase premiums for the commercial and industrial property and liability insurance business. Also, in December 2001 the European Commission commenced a preliminary investigation against several insurance companies operating in London, including a subsidiary of Allianz AG, in connection with alleged anti-competitive behavior related to war risk coverage in the area of air traffic insurance. To date, the Allianz Group has not received any official complaint in either matter. Allianz AG cannot predict the outcome of these investigations at this time.

     On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed against certain insurers and reinsurers, including Allianz Insurance Co., in the United States District Court for the Southern District of New York seeking a determination that the terrorist attack of September 11, 2001, on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. Allianz Insurance Co. has also filed suit against Silverstein on January 2, 2002, in connection with the coverage issues arising from the September 11, 2001, attack on the World Trade Center, and these and other related suits have been consolidated for discovery and other purposes. On January 30, 2003, the court rejected a motion by Allianz Insurance Co. seeking a determination by the court itself that the terror attack of September 11, 2001, constituted a single event. The judge referred this issue to the jury. Based on the policy wording at issue, Allianz AG believes that the basis of Allianz Insurance Co.'s claim is sound, and that the Silverstein claims are without merit insofar as they relate to Allianz Insurance Co. In connection with the terrorist attack of September 11, 2001 Allianz Group recorded net claims expense of approximately E1.5 billion in 2001 for the Allianz Group on the basis of one occurrence. In the event that liability is premised under a two occurrence theory, Allianz AG estimates that the Allianz Group may have an additional net exposure of approximately E200 million.

     On December 19, 2002, the insolvency administrator of KirchMedia GmbH & Co. KGaA ("KirchMedia") made a formal demand on Dresdner Bank to return a former KirchMedia shareholding to the insolvency assets (Insolvenzmasse) or to make payment to the insolvency assets to compensate for the loss of the shareholding. The shareholding, a 25% stake in the Spanish television group Telecinco, had been pledged by subsidiaries of KirchMedia to Dresdner Bank as collateral for a loan of E500 million from Dresdner Bank to KirchMedia's holding company, TaurusHolding GmbH & Co. KG ("TaurusHolding"). Following TaurusHolding's default on the loan in April 2002 and insolvency in June 2002, Dresdner Bank enforced its security interest and acquired through a subsidiary the Telecinco shareholding in a forced auction sale. The insolvency administrator contends that the pledge was created under circumstances that cause it to be invalid and/or void and may initiate legal action against Dresdner Bank. The management of Dresdner Bank believes that there is no valid basis for the insolvency administrator's demand.

     On May 24, 2002, pursuant to a statutory squeeze-out procedure, the general meeting of Dresdner Bank AG resolved to transfer shares from its minority shareholders to Allianz AG as principal shareholder in return for payment of a cash settlement amounting to E51.50 per share. The amount of the cash settlement was established by Allianz AG on the basis of an expert opinion, and its adequacy was confirmed by a court-appointed auditor. Some of the former minority shareholders applied for a court review of the appropriate amount of the cash settlement in a mediation procedure (Spruchverfahren), which is pending with the district court (Landgericht) of Frankfurt. The outcome of this mediation procedure remains uncertain at this time. In the event that the court were to determine a higher amount as an appropriate cash settlement, this would affect all approximately 16 million shares which were transferred to Allianz AG.

HOLOCAUST-RELATED MATTERS

     In July 2000, the governments of Germany and the United States signed an agreement (the "Executive agreement") meant to secure a comprehensive and enduring resolution with respect to Holocaust-related claims brought against German companies and their non-German subsidi-

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aries. Pursuant to the Executive agreement, after being notified that a
Holocaust-related claim has been asserted in a U.S. federal or state court against a German company, the U.S. government shall inform the Court through a statement of interest that it is in the foreign policy interests of the United States for the Foundation for Remembrance, Responsibility and the Future (the "Foundation") to be the exclusive remedy and forum for resolving such claims against German companies and their subsidiaries, and that dismissal of such claims by U.S. federal and state courts is in the foreign policy interest of the United States.

     The U.S. government has consented to use its best efforts to achieve similar objectives with respect to legislation that has been implemented by the states of the United States since 1998, requiring insurance companies to report the status of policies sold in Europe prior to and during World War II. Some of these statutes provide for license suspension in the event of non-compliance. This legislation has been challenged primarily on constitutional grounds in federal courts in Florida and California by individual insurance companies and in addition, in California by the American Insurance Association. On October 2, 2001, the United States Court of Appeals for the Eleventh Circuit struck down the reporting provisions of the Florida statute as unconstitutional. The period for appeal of this decision has expired. In October 2001, the United States District Court for the Eastern District of California struck down the California statute as unconstitutional. This decision was reversed by an appellate decision of the United States Court of Appeals for the Ninth Circuit on July 15, 2002. On January 10, 2003, the United States Supreme Court has accepted the suit by which the plaintiffs challenge the California law on constitutional grounds. The hearing before the Supreme Court will take place on April 23, 2003.

     In August 2000, the German government enacted legislation (the "Foundation Law") implementing the Foundation, which was funded with approximately E5.1 billion in equal parts from the German government and German companies. Eligible claims, including costs, are covered under the provisions of the Foundation Law. The Foundation began to distribute funds in mid-2001.

     Based on the Executive agreement and statements of interest of the U.S. government, individual actions and purported class actions previously filed in the United States against Allianz AG and its subsidiaries, including Dresdner Bank, were dismissed since 2000. On June 21, 2001, Dresdner Bank was served with process in a purported Holocaust-related action, Ungaro-Benages v. Dresdner Bank, filed in the United States District Court for the Southern District of Florida. On January 18, 2002, the U.S. government filed a statement of interest to the court. Upon the defendants' motion, the court rejected the action on February 14, 2003. On April 9, 2003, the plaintiff in this action filed an appeal. On May 31, 2002, Dresdner Bank was served with process in an additional Holocaust-related action, Widerynski v. Dresdner Bank, filed in the Superior Court of California, County of Los Angeles. Upon the defendant's motion, this action was rejected on January 31, 2003. On June 20, 2002, a new Holocaust-related action, Gross v. German Foundation Industrial Initiative, was filed in the United States District Court for the District of New Jersey against Allianz AG, Dresdner Bank, and other Members of the German Foundation Industrial Initiative. So far, no service of process has taken place in connection with this action.

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                            INFORMATION RELATING TO
                           ALLIANZ AKTIENGESELLSCHAFT

INCORPORATION

     Allianz AG was incorporated in Berlin in 1890 as "Allianz Versicherungs-Aktiengesellschaft." In 1949, Allianz AG relocated its main administration from Berlin to Munich. Based on a corresponding resolution of the general meeting dated June 27, 1985, Allianz AG was restructured into a holding company and its name was changed to "Allianz Aktiengesellschaft Holding." In accordance with a corresponding resolution of the general meeting dated October 7, 1966, the name of Allianz AG was again changed to "Allianz Aktiengesellschaft."

NAME, REGISTERED SEAT, OBJECTS AND PURPOSES OF THE COMPANY AND FISCAL YEAR

     Allianz AG is registered as "Allianz Aktiengesellschaft" in the commercial register at the local court (Amtsgericht) in Munich under the entry number HRB 7158. The registered seat and business address of Allianz AG are at Koniginstrasse 28, 80802 Munich, Germany.

     Pursuant to its articles of association, the object of Allianz AG is to direct an international group of companies that are active in the areas of insurance, banking, asset management and other financial, consulting, and similar services and to hold ownership interests in insurance companies, banks, industrial companies, investment companies and other companies.

     As a reinsurer, Allianz AG primarily assumes insurance business from its Group companies and from other companies in which Allianz AG holds direct or indirect participations.

     Allianz AG is authorized to engage in any business and to conduct any measures that seem suitable to serve the objects and purposes of the company. It may incorporate, acquire and invest in other enterprises, manage other enterprises or merely manage its participations. As part of the objects and purposes of the company, Allianz AG is entitled to take up credit and issue notes.

     The fiscal year of Allianz AG is the calendar year.

TERM AND DISSOLUTION

     Allianz AG has been established for an indefinite period of time. Allianz AG may be dissolved upon a resolution of the general meeting requiring a majority of at least three quarters of the share capital represented during the resolution. The assets of Allianz AG remaining after servicing all liabilities are distributed among the shareholders pro rata to their shareholding in Allianz AG pursuant to the provisions of the German Stock Corporation Act.

DIVIDENDS AND DIVIDEND POLICY

     The New Allianz Shares are fully entitled to dividends for the fiscal year ending December 31, 2003 and all future fiscal years of Allianz AG.

     The New Allianz Shares will have no entitlement to the dividend proposed for approval at the annual general meeting convened for April 29, 2003.

     For each of the fiscal years 2000 and 2001, Allianz AG has distributed a dividend of E1.50 for each share entitled to participate in the profits. For the fiscal year ending December 31, 2002, the Management Board and the Supervisory Board have proposed the distribution of a dividend of E1.50 for each share entitled to participate in the profits to the ordinary general meeting convened for April 29, 2003. In addition, the Management Board and the Supervisory Board have proposed to this general meeting to amend the articles of association so as to provide for the permissibility of dividends in kind in lieu of cash dividends.

     Although Allianz AG generally intends to distribute dividends to its shareholders in the future, subject to a distributable balance sheet profit, it cannot offer any assurance that a distributable balance sheet profit will actually be available in future fiscal years and/or in what amount any dividends will be paid out. Future dividend payments depend on the performance of Allianz AG, its financial position, its cash requirements, the general economic situation of the

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markets in which the Allianz Group operates as well as on the general legal, fiscal and regulatory environment and other factors.

     The Management Board and the Supervisory Board jointly submit proposals for the use of any balance sheet profits to the general meeting. The ordinary general meeting following the end of the respective fiscal year resolves on the use of the profits.

     If dividends are distributed, they are generally subject to capital income tax under German law. See "Taxation in Germany."

MAJOR SHAREHOLDERS

     Based on Allianz AG's share register and the information provided by individual major shareholders pursuant to the provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) or other notifications, the ownership interests in Allianz AG, as of the dates indicated is as follows. Prior to the registration of the implementation of the capital increase relating to the New Allianz Shares in the commercial register as reported under the German Securities Trading Act on April 2, 2003, calculated as of 100% of the issued share capital, Munich Re holds an indirect ownership interest of 18.1% of Allianz AG's share capital and is the largest shareholder of Allianz AG. Taking into account the own shares held by the Allianz Group, this corresponds to a ownership percentage of 19.4%. See also "Related Party
Transactions -- Transactions with Munich Re." As of April 10, 2003, Allianz Group held a total of 17,292,998 of its own shares or 6.5% of the share capital. See also "Information about the Share Capital of Allianz
Aktiengesellschaft -- Acquisition of Own Shares in Allianz AG." In addition, based on the filings under the corresponding provisions of the German Securities Trading Act and the share register of Allianz AG, Allianz AG is not aware of any other shareholder who, directly or indirectly, holds more than 5% of the share capital of Allianz AG in his own name. The remaining portion of approximately 75.4% is free float. See also "Information about the Share Capital of Allianz Aktiengesellschaft -- Publication and Notification Requirements."

AUDITORS

     Allianz AG has appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft ("KPMG"), GanghoferstraSSe 29, 80339 Munchen as auditor for the fiscal year ending December 31, 2003. The statutory financial statements of Allianz AG for the fiscal years ended December 31, 2000, 2001 and 2002 were prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch or HGB) and audited by KPMG pursuant to sec. 317 HGB in accordance with generally accepted auditing standards in Germany as determined by the Institute of Accountants in Germany (Institut der Wirtschafsprufer in Deutschland or IDW). KPMG has issued an unqualified audit opinion in each case. The consolidated financial statements of Allianz AG for the fiscal years ended December 31, 2000 and 2001 were prepared in accordance with sec. 292a HGB and in conformity with International Accounting Standards
(IAS). Since 2002, the term International Financial Reporting Standards (IFRS) applies to the overall concept of standards adopted by the International Accounting Standards Board. Standards previously adopted are still quoted as IAS. The consolidated financial statements of Allianz AG for the fiscal year ended December 31, 2002 were prepared in accordance with sec. 292a HGB in conformity with IFRS. The consolidated financial statements for the fiscal years 2000, 2001 and 2002 were audited by KPMG pursuant to the German auditing provisions and in accordance with generally accepted auditing standards in Germany as determined by IDW as well as in accordance with Generally Accepted Auditing Standards in the United States (US-GAAS). KPMG has issued an unqualified audit report in each case.

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                     INFORMATION ABOUT THE SHARE CAPITAL OF
                           ALLIANZ AKTIENGESELLSCHAFT

     This description is a summary of various information relating to the share capital of Allianz AG as well as various provisions set forth in its articles of association and in German stock corporation law. This summary does not purport to be complete and speaks as of the date of this Offering Circular.

SHARE CAPITAL

     As of April 11, 2003, share capital of Allianz AG amounts to E682,408,000 and is divided into 266,565,625 no-par value registered shares with restricted transferability. All issued registered shares with restricted transferability have a notional nominal value (the proportional amount of the share capital attributable to each share) of E2.56 per share.

FORM AND CERTIFICATION OF THE SHARES/CONSENT TO TRANSFER

     All shares of Allianz AG are issued as registered shares with restricted transferability with no par value (Stuckaktien). Shareholders who are individuals are required to inform Allianz AG as to their name, maiden name and address while shareholders who are legal entities are required to inform Allianz AG as to their company name, registered office and business address as well as the number of shares held by them in either case for registration in the share register.

     The shares and subscription rights to shares may only be transferred with the consent of Allianz AG. Allianz AG will only withhold its consent to a duly applied request if it deems this to be necessary in the interest of Allianz AG on exceptional grounds; Allianz AG will inform the applicant about the reasons leading to such refusal. Adeus Aktienregister Service-GmbH keeps the share register of Allianz AG. Registration of a shareholder in the share register is a prerequisite for the exercise of participation and voting rights during the general meeting.

     Allianz AG may combine individual shares into share certificates that represent multiple shares (global shares, global certificates). Shareholders have no right to receive individual share certificates unless receipt thereof is necessary pursuant to the rules applicable to a stock exchange on which the shares are listed.

GENERAL INFORMATION ON CAPITAL MEASURES

     An increase of the share capital of Allianz AG requires a resolution by the general meeting. Moreover, the general meeting may authorize the Management Board to increase the share capital of Allianz AG with the consent of the Supervisory Board within a period of five years by issuing shares for a certain total amount (authorized capital). Finally, shareholders may resolve on the creation of conditional capital, however, only to issue conversion or subscription rights to holders of convertible bonds, to prepare a merger with another company or to issue subscription rights to employees and members of the management of Allianz AG or of an affiliated company by way of a consent or authorization resolution. Each of these resolutions require a majority of three quarters of the share capital represented at the general meeting.

     The nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital in the commercial register.

     The total amount of the conditional capital created by the shareholders, the issuance of which was authorized by the shareholders, may not exceed one half of the share capital existing at the time of the passing of the resolution relating to the conditional capital increase. The total nominal amount of the conditional capital for granting subscription rights to employees and members of the management of Allianz AG or of an affiliated company may not exceed 10% of the share capital existing at the time of the passing of the resolution relating to the conditional capital increase.

     In principle, a resolution relating to the reduction of the share capital of Allianz AG requires a majority of at least three quarters of the share capital represented at the general meeting.

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CHANGE OF THE SHARE CAPITAL

     The share capital of Allianz AG currently amounts to E682,408,000. During the last three years, the share capital of Allianz AG was changed as follows (the data relates to the registration of the capital measure in the commercial register of Allianz AG in each case): On November 11, 2002, the share capital was increased from E682,055,680 by E352,320 to E682,408,000. Prior thereto, the share capital of Allianz AG was increased from E680,249,187.84 by E1,806,492.16 to E682,055,680 on October 11, 2001. On July 20, 2001, the share capital of Allianz AG was increased from E629,120,000 by E51,129,187.84 to E680,249,187.84.
DAD Transaktionsgesellschaft mbH, Frankfurt provided the contribution as a contribution-in-kind by contributing its claims against Allianz Finanzbeteiligungs GmbH, Munich for a total amount of E6,595,932,860.70, which were assigned to it under a takeover offer by shareholders of Dresdner Bank AG. On September 19, 2000, the share capital of Allianz AG was increased from E627,891,200 by E1,228,800 to E629,120,000.

AUTHORIZED CAPITAL

     By resolution of the ordinary general meeting of Allianz AG of July 11, 2001, the Management Board, with the consent of the Supervisory Board, is authorized to increase the share capital of Allianz AG on one or more occasions until July 10, 2006 by issuing new registered shares with no par value against contribution in cash or in kind for an aggregate amount of up to E300,000,000 (Authorized Capital 2001/I). The Management Board, with the consent of the Supervisory Board, is authorized to exclude shareholders' subscription rights where shares are issued against contributions in kind. Whenever shares are issued against contributions in cash, the shareholders shall be granted subscription rights. However, the Management Board, with the consent of the Supervisory Board, is authorized to exclude fractional amounts from shareholders' subscription rights. The Management Board, with the consent of the Supervisory Board, is furthermore authorized to exclude shareholders' subscription rights in the case of a capital increase against contributions in cash when the issue price is not substantially lower than the market price. However, this authorization shall apply only to the extent that the aggregate number of shares issued without subscription rights -- in a manner consistent with sec. 186 para. 3 sentence 4 of the German Stock Corporation Act -- does not exceed 10% of the share capital, neither at the time when this authorization becomes effective nor when it is exercised. This 10% limitation shall be inclusive of the sale of treasury shares, to the extent that this sale is made pursuant to an authorization that excludes subscription rights in a manner consistent with sec. 186 para. 3 sentence 4 of the German Stock Corporation Act and that is either applicable at the time when this authorization becomes effective or that is replaced by a subsequent authorization. Furthermore, this 10% limitation shall be inclusive of the number of shares necessary to meet obligations arising from bonds carrying conversion and/or other option rights to the extent that these bonds have been issued pursuant to an authorization that excludes subscription rights in a manner consistent with sec. 186 para. 3 sentence 4 of the German Stock Corporation Act and that is either applicable at the time when this authorization becomes effective or that is replaced by a subsequent authorization. The Management Board, with the consent of the Supervisory Board, is authorized to determine additional rights of the shares as well as additional conditions for their issuance.

     The Authorized Capital 2001/I is used to create the New Allianz Shares.

     The Management Board and the Supervisory Board have proposed to the ordinary general meeting convened for April 29, 2003 to cancel the Authorized Capital 2001/I to the extent it has not been fully utilized after the registration in the commercial register of the implementation of the capital increase to be resolved by the Management Board by no later than April 28, 2003 utilizing the Authorized Capital 2001/I. At the same time, the Management Board and Supervisory Board have proposed to the general meeting to create a new authorized capital, by which the Management Board, with the consent of the Supervisory Board, will be authorized to increase Allianz AG's share capital on one or more occasions until April 28, 2008, by issuing new registered shares with no par value against contribution in cash or in kind by up to E300,000,000 in the aggregate (Authorized Capital 2003/II), as soon as the cancellation of the Authorized Capital 2001/I has been registered in the commercial register or the Authorized Capital 2001/I has become meaningless due to a full utilization and implementation of the capital increase. The Management Board, with the consent of the Supervisory Board, shall be authorized to exclude

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shareholders' subscription rights where shares are issued against contributions in kind. Whenever shares are issued against contributions in cash, the shareholders shall be granted subscription rights. However, the Management Board, with the consent of the Supervisory Board, shall be authorized to exclude fractional amounts from the shareholders' subscription rights. The Management Board, with the consent of the Supervisory Board, shall furthermore be authorized to exclude shareholders' subscription rights in the case of a capital increase against contributions in cash when the issue price is not substantially lower than the market price. However, this authorization shall apply only to the extent that the aggregate number of shares issued without subscription rights -- in a manner consistent with sec. 186 para. 3 sentence 4 of the German Stock Corporation Act -- does not exceed 10% of the share capital, neither at the time when this authorization becomes effective nor when it is exercised. This 10% limitation shall be inclusive of the sale of treasury shares, to the extent that this sale is made pursuant to an authorization that excludes subscription rights in a manner consistent with sec. 186 para. 3 sentence 4 of the German Stock Corporation Act and that is either applicable at the time when this authorization becomes effective or that is replaced by a subsequent authorization. Furthermore, this 10% limitation shall be inclusive of the number of shares necessary to meet obligations arising from bonds carrying conversion and/or other option rights, to the extent that these bonds have been issued pursuant to an authorization that excludes subscription rights in a manner consistent with sec. 186 para. 3 sentence 4 of the German Stock Corporation Act and that is either applicable at the time when this authorization becomes effective or that is replaced by a subsequent authorization. The Management Board, with the consent of the Supervisory Board, is authorized to determine additional rights of the shares as well as additional conditions of their issuance.

     Based on the resolution of the ordinary general meeting of Allianz AG of July 11, 2001, the Management Board, with the consent of the Supervisory Board, is furthermore authorized to increase the share capital of Allianz AG until July 10, 2006, by up to an aggregate amount of E7,841,187.84 by issuing new registered shares with no par value against contributions in cash (Authorized Capital 2001/II). The Management Board, with the consent of the Supervisory Board, is authorized to exclude shareholders' subscription rights in order to issue shares to employees of Allianz AG and its group companies. The Management Board, with the consent of the Supervisory Board, is furthermore authorized to exclude fractional amounts from the shareholders' subscription rights. The Management Board, with the consent of the Supervisory Board, is authorized to determine additional rights of the shares as well as additional conditions of their issuance.

     The Management Board is also authorized, based on the resolution of the regular shareholders' meeting of July 8, 1998, to increase the share capital until July 7, 2003, by up to E2,556,459.41 by issuing registered shares. The Management Board may exclude the subscription rights of existing shareholders in order to grant holders of conversion or option rights issued by Allianz AG or its group companies a right to subscribe to such number of new shares during future capital increases against contributions in cash to the extent, to which such holders would be entitled upon exercise of their option or conversion right (Authorized Capital 1998).

     The Management Board and the Supervisory Board have proposed to the ordinary general meeting convened for April 29, 2003, to increase the share capital of Allianz AG on one or more occasions until April 28, 2008, with the approval of the Supervisory Board, by issuing registered shares with no par value against contributions in kind by up to an aggregate amount of E10,000,000 (Authorized Capital 2003/I). The Management Board may exclude the subscription rights of existing shareholders in order to grant holders of conversion or option rights issued by Allianz AG or its group companies a right to subscribe to such number of new shares during future capital increases against contributions in cash to the extent, to which such holders would be entitled upon exercising their option or conversion right and/or after fulfilling a conversion obligation. The Management Board is also authorized, upon the approval of the Supervisory Board, to exclude fractional amounts from the shareholders' subscription rights and determine additional rights of the shares as well as additional conditions of their issuance. Upon effectiveness of the Authorized Capital 2003/I, the Authorized Capital 1998 will be cancelled.

CONDITIONAL CAPITAL

     By resolution of the ordinary general meeting of July 11, 2001, the share capital of Allianz AG was conditionally increased by up to E50,000,000, divided into up to 19,531,250 registered shares

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with no par value and restricted transferability (Conditional Capital 2001). The conditional capital increase will be carried out only to the extent that the holders and/or creditors of conversion rights or warrants -- which were issued by Allianz AG or associated companies, which are directly or indirectly majority-owned by it, against payment in cash pursuant to an authorization resolution passed by the general meeting on July 11, 2001, for the period until July 10, 2006 -- exercise their conversion and/or option rights, or to the extent that the holders and/or creditors of mandatory convertible bonds -- which were issued by Allianz AG or associated companies, which are directly or indirectly majority-owned by it, against payment in cash pursuant to an authorization resolution passed by the general meeting on July 11, 2001, for the period until July 10, 2006 -- fulfill their conversion obligation, and in so far as treasury shares are not delivered to the holders of the bonds. The new shares are entitled to participate in the profits from the beginning of the fiscal year in which they are created by the exercise of conversion and/or option rights or the fulfillment of mandatory conversion obligations.

ACQUISITION OF OWN SHARES IN ALLIANZ AG

     Pursuant to the German Stock Corporation Act, a German stock corporation may not acquire any own shares, subject to certain limited exceptions. The aggregate number of the own shares held by a German corporation may generally not exceed 10% of the share capital.

AUTHORIZATION TO ACQUIRE OWN SHARES FOR PURPOSES OF SECURITIES TRADING

     By resolution of the ordinary general meeting of June 12, 2002, German or non-German banks within the meaning of sec. 71 para. 1 No. 7 of the German Stock Corporation Act, which are majority-owned by Allianz AG, are authorized until December 11, 2003, to acquire and dispose of shares in Allianz AG for purposes of securities trading. The total number of shares acquired together with other treasury shares held by Allianz AG or attributable to it pursuant to sec.sec. 71a et seq. German Stock Corporation Act may not exceed 10% of the share capital at any time. Pursuant to the resolution, shares may only be acquired if the consideration for each share does not exceed or fall below the average of the share prices (final auction price during XETRA trading and/or a comparable successor system) of Allianz AG on the three exchange business days prior to the acquisition by more than 10%. The amount of shares acquired for this purpose may not exceed 5% of the share capital of Allianz AG at the end of each day.

     The Management Board and the Supervisory Board have proposed to the ordinary general meeting convened for April 29, 2003, to authorize until October 28, 2004, German or non-German banks within the meaning of sec. 71 para. 1 No. 7 of the German Stock Corporation Act, which are majority-owned by Allianz AG, to acquire and dispose of own shares of Allianz AG for purposes of securities trading. The total number of shares acquired together with other treasury shares held by Allianz AG or attributable to it pursuant to sec.sec. 71a et seq. German Stock Corporation Act may not exceed 10% of the share capital at any time. Pursuant to the resolution, shares may only be acquired if the consideration for each share does not exceed or fall below the average of the share prices (final auction price during XETRA trading and/or a comparable successor system) of Allianz AG on the three exchange business days prior to the acquisition by more than 10%. The amount of shares acquired for this purpose may not exceed 5% of the share capital of Allianz AG at the end of each day. Upon effectiveness of this authorization, the currently existing authorization for the acquisition of own shares for purposes of securities trading, which is limited until December 11, 2003, will be cancelled.

AUTHORIZATION TO ACQUIRE OWN SHARES FOR OTHER PURPOSES

     By resolution of the ordinary general meeting of June 12, 2002, Allianz AG is authorized based on sec. 71 para. 1 No. 8 of the German Stock Corporation Act to acquire own shares until December 11, 2003, up to an aggregate amount of 10% of the share capital existing at the time of the general meeting. The total number of shares acquired together with other treasury shares held by Allianz AG or attributable to it pursuant to sec.sec. 71a et seq. German Stock Corporation Act may not exceed 10% of the share capital at any time. This authorization shall not be used for the purpose of trading in the company's own shares. Pursuant to the discretion of the Management Board, the shares may be acquired
(1) on a stock exchange, or (2) by means of a public tender offer and/or a public invitation to tender shares, or (3) by means of a public offer to exchange the shares against other shares admitted to trading on the official or regulated market at a German

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stock exchange (including the Neuer Markt) or a regulated market, within the meaning of Art. 1 No. 13 of the Council Directive 93/22/ECC dated May 10, 1993, on investment services in the securities field, in another country of the European Economic Area and/or a public invitation to exchange shares. If the shares are acquired on a stock exchange, the consideration paid per share (excluding incidental costs) may not be 15% higher or lower than the opening price on the respective trading day in the XETRA trading system (or any comparable successor system). If the acquisition takes place by means of a public tender offer and/or a public invitation to tender shares, the tender price per share or the high and low ends of the price range (without incidental costs) shall not be more than 20% higher or lower than the closing price of the XETRA trading system on the third trading day prior to the public announcement of such tender offer and/or such public invitation to tender shares. If after the publication of the public tender offer and/or public invitation to tender shares, material deviations in the relevant price occur, the offer and/or invitation to tender shares may be adjusted accordingly. In this case, the price will be based on the price on the third trading day prior to the public announcement of any such adjustment. The public tender offer and/or the invitation to tender shares can stipulate further conditions. If the offer and/or invitation to tender shares is oversubscribed or, in the case of an invitation to tender shares, not all equivalent offers can be accepted, the acceptance will take place on a pro-rata basis. Preferential acceptance may be provided for small lots of up to 100 shares per shareholder. If the acquisition is based on a public offer and/or a public invitation to tender shares of Allianz AG in exchange of shares of another corporation, which are admitted to trading on the official or regulated market of a German stock exchange (including Neuer Markt) or a regulated market, within the meaning of Art. 1 No. 13 of the Council Directive 93/22/ECC dated May 10, 1993, on investment services in the securities field, in another country of the European Economic Area ("Exchange Shares"), the exchange ratio may be stipulated or may be determined by way of an auction. A cash consideration may either supplement the offered exchange as a purchase price payment or may be used to settle fractional amounts. In each of these procedures, the exchange price per share and/or the relevant high and low ends of the exchange price range in form of one or more Exchange Shares and calculatory fractions, including any cash or fractional amounts (excluding incidental costs), may not be more than 20% higher or lower than the relevant value of a share of Allianz AG. The value of the shares of Allianz AG and of the Exchange Shares shall be determined based on the relevant closing price in the XETRA trading system (or if the respective shares are not traded in the XETRA trading system, the trading system used in the particular market segment, which resembles the XETRA trading system most closely) on the third trading day prior to the public announcement of the exchange offer and/or the public invitation to offer shares for exchange. If after the public announcement of the public exchange offer and/or the invitation to tender shares for exchange substantial price deviations occur, the offer and/or invitation to tender shares for exchange may be adjusted. In this case, the prices on the third trading day prior to the public announcement of the adjustment shall be relevant. The exchange offer and/or invitation to tender shares for exchange may stipulate further conditions. If the exchange offer is oversubscribed and/or if in the case of an invitation to tender shares not all equivalent offers are accepted, the acceptance will take place on a pro-rata basis. Preferential acceptance may be provided for small lots of up to 100 offered shares per shareholder.

     The shareholders' subscription rights to these own shares are excluded to the extent that they are used under the authorization. Furthermore, the Management Board is authorized in connection with a sale of own shares through an offer to the shareholders to grant the holders of bonds with conversion or option rights, issued by Allianz AG or its group companies, a subscription right for shares to an extent to which they would be entitled had they exercised their conversion or option right; the shareholders' subscription rights are excluded to this extent.

     The Management Board and the Supervisory Board have proposed to the ordinary general meeting convened for April 29, 2003, to authorize Allianz AG to acquire own shares until October 28, 2004, up to a total of 10% of the share capital existing at the time of the general meeting. The total number of shares acquired together with other treasury shares held by Allianz AG or attributable to it pursuant to sec.sec. 71a et seq. German Stock Corporation Act may not exceed 10% of the share capital at any time. This authorization shall not be used for the purpose of trading in the company's own shares. The authorization may be exercised by Allianz AG or companies controlled or majority-owned by it or by third parties for the account of Allianz AG or companies controlled or majority-owned by it, in whole or in partial amounts, once or several times, pursuing a single or multiple goals. Pursuant to the discretion of the Management Board, the

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shares may be acquired (1) on a stock exchange, or (2) by means of a public tender offer and/or a public invitation to tender shares, or (3) by means of a public offer to exchange the shares against other shares of a company exchange-listed within the meaning of sec. 3 para. 2 German Stock Corporation Act and/or by means of a public invitation to submit such offer. In cases (2) and (3), the provisions of the German Securities Acquisition and Takeover Act shall be observed if and to the extent they apply. If the shares are acquired on a stock exchange, the consideration paid per share (excluding incidental costs) may not be more than 15% higher or lower than the opening price on the respective trading day in the XETRA trading system (or any comparable successor system). If the acquisition takes place by means of a public tender offer and/or a public invitation to tender shares, the tender price per share or the high and low ends of the price range (without incidental costs) shall not be more than 20% higher or lower than the closing price of the XETRA trading system on the third trading day prior to the public announcement of such tender offer and/or such public invitation to tender shares. If after the publication of the public tender offer and/or public invitation to tender shares, material deviations in the relevant price occur, the offer and/or invitation to tender shares may be adjusted accordingly. In this case, the price will be based on the price on the third trading day prior to the public announcement of any such adjustment. The volume may be limited. If the offer and/or invitation to tender shares is oversubscribed or, in the case of an invitation to tender shares, not all equivalent offers can be accepted, the acceptance will take place on a pro-rata basis. Preferential acceptance may be provided for small lots of up to 100 shares per shareholder. The public tender offer and/or the invitation to tender shares can stipulate further conditions. If the acquisition is based on a public offer and/or a public invitation to tender shares of Allianz AG in exchange of shares of a company exchange-listed within the meaning of sec. 3 para. 2 German Stock Corporation Act ("Exchange Shares"), a certain exchange ratio may be stipulated or may be determined by way of an auction. A cash consideration may either supplement the offered exchange as a purchase price payment or may be used to settle fractional amounts. In each of these procedures, the exchange price per share and/or the relevant high and low ends of the exchange price range in form of one or more Exchange Shares and calculatory fractions, including any cash or fractional amounts (excluding incidental costs), may not be more than 20% higher or lower than the relevant value of a share of Allianz AG. The value of the shares of Allianz AG and of the Exchange Shares shall be determined based on the relevant closing price in the XETRA trading system (or if the respective shares are not traded in the XETRA trading system, the trading system used in the particular market segment, which resembles the XETRA trading system most closely) on the third trading day prior to the public announcement of the exchange offer and/or the public invitation to offer shares for exchange. If after the public announcement of the public exchange offer and/or the invitation to tender shares for exchange substantial price deviations occur, the offer and/or invitation to tender shares for exchange may be adjusted. In this case, the prices on the third trading day prior to the public announcement of the adjustment shall be relevant. The volume may be limited. If the exchange offer is oversubscribed and/or if in the case of an invitation to tender shares not all equivalent offers are accepted, the acceptance will take place on a pro-rata basis. Preferential acceptance may be provided for small lots of up to 100 offered shares per shareholder. The exchange offer and/or invitation to tender shares for exchange may stipulate further conditions.

     The shareholders' subscription rights to these own shares as well as own shares that were acquired pursuant to previous authorizing resolutions according to sec. 71 para. 1 No. 8 of the German Stock Corporation Act are excluded to the extent that they are used under the authorization. This shall be permitted in particular in the case of a near-market sale on a stock exchange, in the case of a sale against consideration in kind, as well as for purposes of introducing shares of Allianz AG on non-German stock exchanges and to fulfill the rights of holders of bonds with conversion or option rights, issued by Allianz AG or its group companies. Furthermore, the Management Board is authorized in connection with a sale of own shares through an offer to the shareholders to grant the holders of bonds with conversion or option rights, issued by Allianz AG or its group companies, a subscription right for shares to an extent to which they would be entitled had they exercised their conversion or option right; the shareholders' subscription rights are excluded to this extent. The Management Board is furthermore authorized to redeem acquired own shares based on an authorization pursuant to sec. 71 para. 1 No. 8 of the German Stock Corporation Act, and the redemption or its completion shall not require an additional resolution by the general meeting.

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     Upon effectiveness of this authorization, the currently existing authorization for the acquisition of own shares for other purposes, which is limited until December 11, 2003, will be cancelled.

     As of December 31, 2002, Allianz Group held a total of 23,588,411 own shares of which 17,155,008 shares were held by Herakles Beteiligungs-Gesellschaft mbH, a wholly-owned subsidiary of Dresdner Bank AG. The inventory of own shares was reduced due to transactions in own shares in the trading portfolio and the issuance of own shares to holders of profit participation certificates who had accepted the voluntary public offer of Allianz AG, to exchange their profit participation certificates in a relation of 8:10 against shares in Allianz AG. As of April 10, 2003, the Allianz Group held 17,292,998 own shares, whereof 17,155,008 own shares are still held by Herakles Beteiligungs-Gesellschaft mbH. See also "-- Profit Participation Rights."

PROFIT PARTICIPATION RIGHTS

     With the consent of the Supervisory Board, the Management Board had issued 5,723,512 profit participation certificates in the period between October 1986 until and including March 1998. No profit participation certificates were issued in the years 1999 to 2002. As of December 31, 2001, 358 profit participation certificates were terminated by their respective holders.

     In November 2002, Allianz AG submitted a voluntary public offer to the holders of profit participation certificates for the exchange of their profit participation certificates against shares of Allianz AG. The voluntary exchange offer did not constitute a termination of the profit participation certificates by Allianz AG pursuant to the conditions of the profit participation certificates. Profit participation certificates for which the exchange offer was not accepted remained in effect. The exchange ratio was 10 shares for each 8 profit participation certificates. The exchange period ended after a one-time extension on January 16, 2003. A total of 4,918,488 profit participation certificates (or approximately 86% of all issued profit participation certificates) were exchanged against 6,148,110 shares. The shares for the exchange offer were taken from Allianz AG's inventory of own shares. See also
" -- Acquisition of Own Shares of Allianz AG." After the exchange, 804,666 profit participation certificates currently remain outstanding. The conditions determined at their issuance still apply to these profit participation certificates.

     The conditions of the profit participation certificates provide for an annual distribution in an amount of 240% of the dividend distributed by Allianz AG for one share for each profit participation certificate with a nominal amount of E5.12, however at least 5% per annum of the nominal amount of the profit participation certificate.

     Their holders may terminate the profit participation certificates every five years, for the first time as of December 31, 2001, upon a prior notice period of 12 months. The terms guarantee a repayment price for this case, which corresponds to the weighted average of the issue price of all issuances of profit participation certificates. After the issuance in April 2003, it will amount to a uniform amount of E72.39. Allianz AG may terminate the profit participation certificates as of the end of each fiscal year upon a prior notice period of 6 months, however, not earlier than as of December 31, 2006. In this case, the redemption amount for each profit participation certificate would amount to 122.9% of the average standard quotation of the shares of Allianz AG based on the official price quotation at the stock exchange in Munich during the last three months prior to the end of the profit participation relationship, however, at least currently E72.39. Instead of a cash settlement, Allianz AG could offer an exchange against shares of Allianz AG in a relation of 10 shares for 8 profit participation certificates. During its annual general meetings, Allianz AG has always pointed out that Allianz AG is not subject to any legal obligation to terminate the profit participation certificates as of December 31, 2006, or as of any other date.

     The conditions of the profit participation certificates furthermore provide that in connection with capital increases reserving shareholders' subscriptions rights to new shares of Allianz AG, the holders of profit participation certificates have a right to subscribe to additional profit participation certificates from a profit participation capital that is to be increased correspondingly. By resolution of Allianz AG's ordinary general meeting on July 12, 2000, the Management Board received its latest authorization in this respect to issue profit participation certificates in an aggregate net amount of up to E10,000,000 upon the Supervisory Board's consent in order to secure subscription rights of holders of profit participation certificates at terms and conditions

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corresponding to those of the previously issued profit participation certificates. The holders of profit participation certificates receive a subscription right for new profit participation certificates at conditions that are comparable to the subscription conditions for shareholders during the capital increase. The subscription rights of shareholders to these new profit participation certificates are excluded. Any unsubscribed profit participation certificates shall be realized on a best efforts basis.

     On April 7, 2003, the Management Board of Allianz AG decided to issue profit participation certificates in an aggregate nominal amount of E13,674,521.60, thereby increasing the profit participation capital from E29,302,548.48 to E42,977,070.08. The increase will be implemented by issuing 2,670,805 profit participation certificates with a nominal amount of E5.12 each, of which 2,295,294 are attributable to Allianz AG. The remaining 375,511 new profit participation certificates are subject to a separate subscription offer that does not require a prospectus. The new profit participation certificates are bearer certificates and are entitled to distributions from January 1, 2003. The claims arising from the profit participation certificates are based on the conditions of the profit participation certificates, which correspond to the conditions underlying the first issuance of profit participation certificates in October 1986, as last amended in April 2003.

NOTIFICATION AND DISCLOSURE OBLIGATIONS

     The German Securities Trading Act requires every shareholder whose participation in a company with registered office in Germany, which is listed for trading on an organized market in a member state of the European Union or any other country that is a party to the Treaty on the European Economic Area, reaches, exceeds, or falls below thresholds of 5%, 10%, 25%, 50%, or 75% of the voting rights of such company to inform the company and the German Federal Financial Supervisory Agency without undue delay but in any case no later than after seven days thereof in writing. In the context of this requirement, the German Securities Trading Act contains various rules that are meant to ensure the allocation of share ownership to the person that actually controls the voting rights arising from such shares. As long as he fails to make such notification, the shareholder may generally not exercise rights arising from such shares (including voting and dividend rights).

     On April 2, 2003, Munich Re notified Allianz AG pursuant to the requirements of the German Securities Trading Act that it indirectly held a participation of 18.1% of the voting rights in Allianz AG. See "Related Party Transactions -- Transaction with Munich Re." On June 27, 2002, Bayerische Hypo-und Vereinsbank AG notified Allianz AG that its participation in Allianz AG had fallen below the threshold of 5% of the voting rights and amounted to 4.61%. On April 8, 2002, Deutsche Bank AG notified Allianz AG that it held an aggregate direct and indirect participation of 3.66% of the voting rights in Allianz AG. On April 5, 2002, Allianz Finanzbeteiligungs GmbH, Dresdner Bank AG, and Herakles Beteiligungs-Gesellschaft mbH informed Allianz AG that they held 6.44% of the voting rights in Allianz AG.

GERMAN FOREIGN EXCHANGE CONTROL

     Germany does not generally restrict capital movements between Germany and other countries, institutions or persons. Restrictions currently exist with respect to Iraq and the Taliban, among others, as a result of UN resolutions and EU rules.

     For statistical purposes, subject to certain exceptions, each company or person domiciled in Germany is required to report to the German Bundesbank each payment received from or made to a company or person not domiciled in Germany in excess of E12,500 (or an equivalent amount in a foreign currency). Moreover, all claims and liabilities of a company or person domiciled in Germany against or towards a company or person not domiciled in Germany in excess of E5 million (or an equivalent amount in a foreign currency) are required to be reported monthly to the German Bundesbank.

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

     On December 31, 2002, Allianz AG had contingent liabilities under sureties in an amount of E7,561 million, matched by rights of recourse for the same amount.

     Guarantee declarations have been given for:

     - the bonds issued in 1996 by Allianz Finance B.V., Amsterdam, for E767 million,

     - the bonds issued in 1997 and increased in 2000 by Allianz Finance B.V., Amsterdam, for E1.1 billion,

     - the debenture bonds issued in 1998 by Allianz Finance B.V., Amsterdam, for E1.632 billion,

     - the bonds issued in 1998 for E1.02 billion by Alliance Finance B.V., Amsterdam, exchangeable into shares of Deutsche Bank AG,

     - the bonds issued by Allianz Finance B.V., Amsterdam, in 1999 and increased in 2000 for CHF 1.5 billion and a swap deal in which the bonds payable are exchanged for an equivalent commitment in euro or US Dollar,

     - the bonds issued in 2000 by Allianz Finance B.V., Amsterdam, for E1.7 billion, exchangeable into shares of Siemens AG,

     - the bonds issued in 2001 by Allianz Finance II B.V., Amsterdam, for E1.979 billion; the amount repayable on redemption is linked to the performance of the German DAX share index,

     - the bonds issued in 2001 by Allianz Finance II B.V., Amsterdam, for E1.075 billion, exchangeable into shares of RWE AG,

     - the loans totaling US$820 million issued in 2001 by Fireman's Fund Insurance Corp., Novato, to five group companies,

     - the bonds issued in 2002 by Allianz Finance II B.V., Amsterdam, for E2 billion,

     - the subordinated bonds issued in 2002 by Allianz Finance II B.V., Amsterdam, for E2 billion,

     - the subordinated bonds issued in 2002 by Allianz Finance II B.V., Amsterdam, for E1 billion,

     - the subordinated bonds issued in 2002 by Allianz Finance II B.V., Amsterdam, for US$500 million,

     - the loan totaling AUD100 million issued in 2002 to Allianz Australia Ltd., Sydney.

     Allianz AG has committed to make future capital payments in favor of its North American holding company, Allianz of America, Inc. This will place Allianz of America, Inc. in a position to provide sufficient capital on its part for Allianz Insurance Company Los Angeles, so that this company can meet its payment obligations for claims received in connection with the terrorist attack of September 11, 2001. These future capital payments are limited to US$500 million and are secured by pledges in securities.

     A commitment to make capital payments in the amount of E27 million also exists with respect to Allianz Marine & Aviation (France) S.A., Paris.

     In connection with the increase of the capital of the U.S. subsidiaries Allianz Life of North America, Fireman's Fund Insurance Corp. and Allianz Insurance Company, a conditional commitment to acquire shares of Allianz Life of North America and Allianz Insurance Company in the amount of US$962 million was given.

     A guarantee declaration was provided for Allianz of America, Inc., Wilmington, for commitments related to the acquisition of PIMCO Advisors L.P. Through its subsidiaries, Allianz AG acquired an interest of 69.5% in PIMCO, while the minority shareholders have the option of selling their 30.5% holding to Allianz of Americas, Inc. As of December 31, 2002, these commitments totaled US$2.054 billion. In addition, on March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of the Allianz Group's asset management subsidiary PIMCO that such former parent company had exercised its right to put $250 million of its remaining ownership interest in PIMCO to a subsidiary of Allianz AG, with payment therefor due by April 30, 2003. For additional discussion concerning these put arrangements, see "-- Consolidated Results of Operations -- Asset Management Operations -- Results of
Operation -- Year Ended December 31, 2002 compared to Year Ended December 31, 2001 -- Net Income."

     In addition, a guarantee in the amount of E1.155 billion was provided to secure the obligations of Allianz BDF GmbH under a repurchase agreement related to shares in Beiersdorf AG.

     Guarantee declarations have also been given for deferred annuity agreements signed by Allianz-RAS Seguros y Reaseguros S.A., Madrid.

     Allianz AG has also provided several foreign subsidiaries and associated companies with either a standard indemnity guarantee or such guarantee as is required by the supervisory authorities, which cannot be quantified in figures.

     As of April 7, 2003, Allianz AG had incurred, or expected to incur, the following additional contingent liabilities:

     Allianz AG expects that it will provide keep-well undertakings with minimum terms of three years and a maximum aggregate amount of US$1.4 billion to support the ratings of Fireman's Fund.

     Allianz AG has also provided a guarantee which cannot be quantified for obligations by Allianz Marine & Aviation (France) S.A., Paris, which have been incurred since January 1, 2002.

     Furthermore, guarantees were provided to secure obligations of AZ-Arges Vermogensverwaltungsgesellschaft mbH and AZ-Argos 19 Vermogensverwaltungsgesellschaft mbH resulting from derivative transactions entered into with a view to reducing the valuation risk related to equity holdings of the Allianz Group. "Business -- Strategy -- Capital and Portfolio Management."

     Legal obligations to assume any losses arise on account of agreements for the transfer of control and distribution of profits/losses with the companies of

     - ACM Compagnie Mercur AG

     - Advance Holding Aktiengesellschaft(1)(2)

     - AFIN GmbH

     - Allianz Autowelt GmbH(1)(4)

     - Allianz Dresdner Pension Consult GmbH

     - Allianz Dresdner Pensionsfonds AG

     - Allianz Far East Holding GmbH(1)(3)

     - Allianz Finanzbeteiligungs GmbH

     - Allianz Global Risks Ruckversicherungs-AG

     - Allianz Immobilien GmbH

     - Allianz Lebensversicherungs-AG

     - Allianz Marine & Aviation Versicherungs-AG

     - Allianz Osteuropa Vermogensverwaltungsgesellschaft mbH(1)(3)

     - Allianz Private Equity Holding GmbH(1)(3)

     - Allianz ProzessFinanz GmbH(1)(5)

     - Allianz Versicherungs-AG

     - AZ-Arges Vermogensverwaltungsgesellschaft mbH(1)(6)

     - AZ-Argos 3 Vermogensverwaltungsgesellschaft mbH(1)(7)

     - AZ-Argos 10 Vermogensverwaltungsgesellschaft mbH(1)(8)

     - AZ-Argos 15 Vermogensverwaltungsgesellschaft mbH(1)(9)

     - AZ-Argos 19 Vermogensverwaltungsgesellschaft mbH(1)(10)

     - AZ-BDF Vermogensverwaltungsgesellschaft mbH(1)(6)

     - Bayerische Versicherungsbank AG

     - Frankfurter Versicherungs-AG (cancelled effective December 31, 2002)

     - IDS GmbH-Analysis and Reporting Services

     - Kraft Versicherungs-AG

     - META Finanz-Informationssysteme GmbH

     - Orpheus Vermogensverwaltungsgesellschaft mbH(1)(3).
------------

(1) The Management Board and Supervisory Board of Allianz AG have proposed to the ordinary general meeting convened for April 29, 2003, to consent to this agreement for the transfer of control and distribution of profits/losses.

(2) The intercompany agreement previously existing between Allianz AG and Advance Holding Aktiengesellschaft was rescinded as of December 31, 2002. The new agreement for the transfer of control and distribution of profits/losses commenced on January 1, 2003.

(3) This agreement for the transfer of control and distribution of profits/losses commenced on January 1, 2002.

(4) This agreement for the transfer of control and distribution of profits/losses commenced on March 21, 2002.

(5) This agreement for the transfer of control and distribution of profits/losses commenced on March 20, 2002.

(6) This agreement for the transfer of control and distribution of profits/losses commenced on August 12, 2002.

(7) This agreement for the transfer of control and distribution of profits/losses commenced on August 22, 2002.

(8) This agreement for the transfer of control and distribution of profits/losses commenced on August 23, 2002.

(9) This agreement for the transfer of control and distribution of profits/losses commenced on September 21, 2002.

(10) This agreement for the transfer of control and distribution of profits/losses commenced on September 2, 2002.

     Financial commitments also result in connection with the promise of compensation to holders of rights under stock option programs of AGF.

     The acquisition of Nicholas-Applegate included an agreement for contingent earn-out payments falling due in 2005. The amount of these payments will depend on the income growth of Nicholas-Applegate:

     - The maximum earn-out payment will be US$ 1.09 billion if average income rises by 25% or more over this period; this is in addition to incentive and retention payments totaling US$150 million.

     - Earn-out payments will be incremental if average income increases between more than 10% but less than 25%.

     - No earn-out payments will be made if average income increases by less than 10%.

     Advertising contracts resulted in financial commitments amounting to E17,080,000 for 2003.

     Outstanding contribution obligations for shares that were not fully paid in existed in an amount of E426.5 million on December 31, 2002, E385.6 million thereof in relation to affiliated companies.

     Allianz AG cannot exclude that payment obligations may result from these or similar transactions at a later time, which would have an adverse effect on the financial position and results of operations of Allianz AG.

                        DIRECTORS AND SENIOR MANAGEMENT

GENERAL

     The corporate bodies of Allianz AG are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the general meeting (Hauptversammlung). The Management Board and the Supervisory Board are separate and no individual may serve simultaneously as a member of both boards.

     The Management Board is responsible for managing the day-to-day business of Allianz AG in accordance with the German Stock Corporation Act (Aktiengesetz) and the articles of association of Allianz AG. The Management Board is bound by applicable German law, the articles of association of Allianz AG as well as its internal rules of procedure (Geschaftsordnung). It represents Allianz AG in its dealings with third parties. The Supervisory Board oversees the management of Allianz AG. It is also responsible for appointing and removing the members of the Management Board and representing Allianz AG in connection with transactions between a member of the Management Board and Allianz AG. The Supervisory Board may not make management decisions, but the Supervisory Board or the articles of association must determine that certain types of transaction require the Supervisory Board's prior consent.

     In carrying out their duties, the members of the Management Board and the Supervisory Board must exercise the standard of care of a diligent and prudent businessperson. In complying with this standard of care, the members of both boards must take into account a broad range of considerations in their decisions, including the interests of Allianz AG, its shareholders, employees and creditors. The Management Board is additionally required to respect the rights of shareholders to equal treatment and equal information.

     Members of either board who violate their duties may be personally liable for damages to Allianz AG. Allianz AG may only waive these damages or settle these claims if at least three years have passed from the date of their origination, and if the general meeting approves the waiver or settlement with a simple majority. No approval of a waiver or settlement by the general meeting will be effective if opposing shareholders who hold, in the aggregate, one-tenth or more of the share capital of Allianz AG have their opposition formally noted in the minutes recorded by a German notary. As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to Allianz AG.

     The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must regularly report to the Supervisory Board with regard to current business operations and future business planning (including financial, investment and personnel planning). The Supervisory Board is also entitled to request at any time special reports regarding the affairs of Allianz AG, the legal or business relations of Allianz AG to its subsidiaries and the affairs of any of its subsidiaries to the extent that the affairs of such subsidiary may have a significant impact on Allianz AG.

     The Management Board is required to ensure that adequate risk management and internal monitoring systems exist within Allianz AG to detect risks relating to the Group's business activities at the earliest possible stage.

     Pursuant to sec. 161 of the German Stock Corporation Act, which was introduced into the Stock Corporation Act by the Transparency and Publicity Act (Transparenz- und Publizitatsgesetz) which became effective on July 26, 2002, the Management Board and the Supervisory Board shall declare annually that Allianz AG has complied or will comply with the recommendations set forth in the "Corporate Governance Code" published by the German Ministry of Justice (Bundesministerium der Justiz). In addition, the Management Board and the Supervisory Board shall disclose any specific recommendation with which they have failed or will fail to comply. The Corporate Governance Code contains provisions for corporate governance (with respect to shareholders and general meetings, Management Board, Supervisory Board, cooperation between Management Board and Supervisory Board, transparency, reporting and audit of the annual financial statements). On December 18, 2002, the Management Board and Supervisory Board declared for the first signed the first compliance declaration, confirming that Allianz AG complies with all recommendations of the Corporate Governance Code. However, the members of Allianz AG's Management Board reserve the right to exceed the maximum number of mandates held outside the Group (section 5.4.3 of the Code) as appropriate, as the acceptance of supervisory board mandates in companies in which Allianz AG has substantial holdings forms an essential part of the duties of members of the Management Board.

MANAGEMENT BOARD

     The Management Board of Allianz AG currently consists of eleven members. Under the articles of association of Allianz AG, the Supervisory Board determines the size of the Management Board, although it must have at least two members. Under the articles of association, Allianz AG may be legally represented by two members of the Management Board or by one member of the Management Board and the holder of a general commercial power of attorney (Prokura), which entitles its holders to carry out all legal acts and transactions on behalf of Allianz AG. In addition, pursuant to a filing with the commercial register in Munich, Allianz AG may also be represented by two holders of a general commercial power of attorney. The Supervisory Board represents Allianz AG in connection with transactions between a member of the Management Board and Allianz AG. To the extent that a Supervisory Board committee is entitled to decide on a specific matter in lieu of the Supervisory Board, the right of representing Allianz AG vis-a-vis the Management Board in that matter can be transferred to the relevant Supervisory Board committee.

     The Supervisory Board appoints the members of the Management Board. The initial term of the members of the Management Board is generally limited to three years. Each member may be reappointed or have his term extended by the Supervisory Board for one or more terms of up to five years each. The initial appointment or reappointments of members of the Management Board attaining the age of 60, is generally limited to terms of one year. Members of the Management Board must resign from office at the end of the fiscal year in which they attain the age of 65. The Supervisory Board may remove a member of the Management Board prior to the expiration of his term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the general meeting. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself and Allianz AG and may be liable to Allianz AG if he has a material interest in any contractual agreement between Allianz AG and a third party which was not disclosed to, and approved by, the Supervisory Board. The Management Board has adopted its own internal rules of procedure.

     The Management Board regularly reports to the Supervisory Board on the business of Allianz AG. See "-- General." According to the internal rules of procedure of the Supervisory Board, the Management Board requires the consent of the Supervisory Board for certain transactions, primarily, share capital measures and acquisitions or divestitures of companies or shareholdings in companies of a significant volume. In addition, under the articles of association of Allianz AG, unless the acquirer belongs to the Allianz Group companies, the Management Board may not dispose of shares held by Allianz AG in Allianz Versicherungs AG or grant subscription rights pertaining to such shares without the approval of the general meeting of Allianz AG.

     The current members of the Management Board, their areas of responsibility, the year in which each member was first appointed, the year in which the term of each member expires, and the membership in statutory supervisory boards in Germany or abroad of each member outside the Allianz Group (as of April 7, 2003), respectively, are as follows:

                                                                                          MEMBERSHIP OF STATUTORY
                                                                                       SUPERVISORY BOARDS IN GERMANY
                                 YEAR OF FIRST   EXPIRATION                                OR ABROAD OUTSIDE THE
NAME                              APPOINTMENT     OF TERM     AREAS OF RESPONSIBILITY          ALLIANZ GROUP
----                             -------------   ----------   -----------------------  -----------------------------
Dr. Henning Schulte-                  1991          2003      Member and chairman of   Deputy chairman of he
  Noelle(1)....................                               Management Board         supervisory board of Linde
                                                                                       AG, member of the supervisory
                                                                                       boards of BASF AG, E.ON AG,
                                                                                       Siemens AG and ThyssenKrupp
                                                                                       AG
Dr. Paul Achleitner............       2000          2004      Group Finance            Member of the supervisory
                                                                                       boards of Bayer AG, MAN AG
                                                                                       and RWE AG
Detlev Bremkamp................       1991          2004      Europa II                Member of the supervisory
                                                                                       boards of ABB AG (Germany)
                                                                                       and Hochtief AG
Michael Diekmann(2)............       1998          2006      North- and               --
                                                              Southamerica; Group
                                                              Human Resources
Dr. Joachim Faber..............       2000          2004      Allianz Dresdner Asset   Member of the supervisory
                                                              Management (ADAM)        boards of Bayerische Borse AG
                                                                                       and Infineon Technologies AG
Dr. Reiner Hagemann............       1995          2004      Europa I                 Member of the supervisory
                                                                                       boards of E.ON Energie AG,
                                                                                       Schering AG, Steag AG
Dr. Horst Muller...............       2001          2003      Group Financial Risk     Chairman of the supervisory
                                                              Management               boards of Europa Carton GmbH
                                                                                       and Smurfit-Stone-Verwal
                                                                                       tungsgesellschaft mbH, member
                                                                                       of the supervisory boards of
                                                                                       BATIG Gesellschaft fur
                                                                                       Beteiligungen mbH,
                                                                                       British-American Tobacco
                                                                                       (Germany) GmbH, British-
                                                                                       American Tobacco (Industrie)
                                                                                       GmbH and Buderus AG
Dr. Helmut Perlet..............       1997          2004      Group Controlling,       --
                                                              Accounting, Tax,
                                                              Compliance
Dr. Gerhard Rupprecht..........       1991          2005      Group Information        Member of the supervisory
                                                              Technology, Life         boards of Heidelberger
                                                              Insurance Germany        Druckmaschinen AG, Quelle AG
                                                                                       and ThyssenKrupp Automotive
                                                                                       AG
Dr. Herbert Walter.............       2003          2007      Allianz Dresdner         --
                                                              Banking
Dr. Werner Zedelius............       2002          2004      Growth Markets           Member of the supervisory
                                                                                       board of SMS AG

------------

(1) Dr. Schulte-Noelle will cease to be a member and chairman of the Management Board as of the end of the April 29, 2003 general meeting.

(2) The Supervisory Board has appointed Michael Diekmann chairman of the Management Board effective as of the end of the April 29, 2003 general meeting.

     Dr. Henning Schulte-Noelle: Joined the Allianz Group in 1975. He was a member of the management board of Allianz Versicherung and Allianz Leben from 1988 to 1990. In 1991 he was appointed chairman of the management board of Allianz Leben and member of the Management Board of Allianz AG. When he was appointed chairman of the Management Board of Allianz AG in October 1991, he ceased to be chairman of the management board of Allianz Leben.

     Dr. Paul Achleitner: Joined the Management Board of Allianz AG in January 2000. He was previously Chairman of Goldman, Sachs & Co. oHG, Frankfurt, Germany and a partner of Goldman Sachs Group from 1994 to 1999.

     Detlev Bremkamp: Joined the Allianz Group in 1963. He was a deputy member of the management board of Allianz Versicherung from 1981 to 1982 and a full member from 1983 to 1987, managing director and general manager of Allianz Europe Ltd. in Amsterdam from 1987 to 1990, and became a member of the Management Board of Allianz AG in 1991.

     Michael Diekmann: Joined the Allianz Group in 1988. From 1996 to 1998 he was chief executive officer of Allianz Insurance Management Asia-Pacific Pte. Ltd., Singapore. He became a deputy member in October 1998 and a full member of the Management Board of Allianz AG in March 2000.

     Dr. Joachim Faber: Joined the Allianz Group in 1997 after holding various positions at Citibank AG, Frankfurt, Germany (1984 -- 1992), including chairman of the management board, and Citibank International PLC, London (1992 -- 1997), including head of capital markets. He was a member of the management board of Allianz Versicherung from 1997 to 1999 and became a member of the Management Board of Allianz AG in January 2000.

     Dr. Reiner Hagemann: Joined the Allianz Group in 1977. In 1987, he became a deputy member, in 1990 a full member and in 1995 was made chairman of the management board of Allianz Versicherung. He became a member of the Management Board of Allianz AG in 1995.

     Dr. Horst Muller: Joined Dresdner Bank in 1970. He became a deputy member of the management board of Dresdner Bank in 1992, and a full member in 1994. With the acquisition of Dresdner Bank in July 2001, he became a member of the Management Board of Allianz AG.

     Dr. Helmut Perlet: Joined the Allianz Group in 1973. He has been head of the foreign tax department since 1981, head of corporate finance since 1990 and head of accounting and controlling since 1992. He became a deputy member in July 1997 and a full member of the Management Board of Allianz AG in January 2000.

     Dr. Gerhard Rupprecht: Joined the Allianz Group in 1979. In January 1989, he became a deputy member, and in January 1991 a full member, and in October 1991 was appointed chairman, of the management board of Allianz Leben. He became a member of the Management Board of Allianz AG in October 1991.

     Dr. Herbert Walter: Held various positions at Deutsche Bank AG since 1983, including chairman of the business segment Private & Business Clients and speaker of the management board of Deutsche Bank 24. Since 2002, he was a member of the Group Executive Committee of Deutsche Bank group as well as Global Head of Private & Business Clients. He became a member of the Management Board of Allianz AG on March 19, 2003, and became the Chairman of the management board of Dresdner Bank AG effective March 25, 2003.

     Dr. Werner Zedelius: Joined the Allianz Group in 1987. After various positions in branch offices and in the headquarters of Allianz AG, he was General Manager Finance and member of the board of directors of Cornhill Insurance PLC in London from 1996 until 1999. Dr. Zedelius became a member of the Management Board of Allianz AG on January 1, 2002.

     The members of the Management Board may be contacted at the address of Allianz AG.

SUPERVISORY BOARD

     In accordance with the articles of association of Allianz AG and the German Codetermination Act (Mitbestimmungsgesetz), the Supervisory Board of Allianz AG consists of 20 members, ten of whom are elected by the shareholders and ten of whom are elected by the employees of the German companies of the Allianz Group. Three of the current employee representatives were appointed by court pursuant to the German Stock Corporation Act. Three of the employee representatives are representatives of the trade unions represented in the Allianz Group in Germany. The general meeting may remove any Supervisory Board member it has elected by a simple majority of the votes cast. The employee representatives may be removed with a majority of three-quarters of the votes cast by those employees who elected them. In addition, any member of the Supervisory Board may resign by written notice to the Management Board.

     The Supervisory Board has a quorum when all members of the Supervisory Board were invited or requested to participate in a decision and either ten or more members, including the chairman of the Supervisory Board, or, when the chairman of the Supervisory Board is not present, fifteen or more members must participate in any decision before the Supervisory Board. Except where a different majority is required by law or the articles of association of Allianz AG, the Supervisory Board acts by simple majority of the votes cast. In the case of any deadlock, the chairman has the deciding vote. The Supervisory Board meets at least twice each half-year. Its main functions are:

     - to monitor the management of Allianz AG;

     - to appoint the members of the Management Board; and

     - to approve matters in areas where such approval is required by German law or which the Supervisory Board has made generally or in the individual case subject to its approval. (See "-- Management Board").

     In addition, supervisory boards of German insurance companies are tasked with the appointment of the auditors.

     The Supervisory Board has established a Standing Committee, an Audit Committee, a Compensation Committee and a Conciliation Committee.

     Standing Committee. The Standing Committee, which comprises the chairman of the Supervisory Board and his representatives and two additional members elected by the Supervisory Board, may approve or disapprove certain transactions of Allianz AG to the extent that such matter does not fall under the competency of any other committee or must be decided by plenary meeting of the Supervisory Board. The Standing Committee examines the corporate governance of Allianz AG, assigns the mandate to the auditor for the annual financial statements, drafts the declaration of compliance and examines the efficiency of the work of the Supervisory Board. In addition, it determines the guest status of non-members who wish to attend Supervisory Board meetings as well as changes in form to the articles of association. The Standing Committee held four meetings in 2002. The members of the Standing Committee are Dr. Klaus Liesen as chairman, Frank Ley, Bernd W. Voss, Norbert Blix and Dr. Manfred Schneider.

     Audit Committee. The Audit Committee, established for the first time in September 2002, comprises five members elected by the Supervisory Board. The Audit Committee prepares the decisions of the Supervisory Board about the Group's annual financial statements, the consolidated financial statements and about the appointment of the auditors and ascertains the independence of the auditors. In the future, the Audit Committee will select and appoint the auditors, set priorities for the audit and determine the compensation of the auditors. In addition, it examines the quarterly reports. After the end of the fiscal year, the Audit Committee examines the Group's annual financial statements and the consolidated financial statements, examines the risk monitoring system and discusses the auditor's report with the auditors. The Audit Committee held one meeting in 2002. The members of the Audit Committee are Dr. Klaus Liesen as chairman, Dr. Diethart Breipohl, Dr. Gerhard Cromme, Prof. Rudolf Hickel and Horst Meyer.

     Compensation Committee. The Compensation Committee consists of the chairman of the Supervisory Board and two other members elected by the Supervisory Board. It prepares the appointment of members of the Management Board. In addition, it tends to on-going personnel matters of the members of the Management Board including their membership on boards of other companies. The Compensation Committee decides about bonus payments and the structure of long-term incentive programs. (See "Business -- Long-term Incentive Plans and Employee Stock Ownership Arrangements -- Long-term Incentive Plans"). The Compensation Committee held six meetings in 2002. The members of the Compensation Committee are Dr. Klaus Liesen as chairman, Frank Ley and Bernd W. Voss.

     Conciliation Committee. The Conciliation Committee consists of the chairman of the Supervisory Board and his representative elected according to the rules of the German Codetermination Act of 1976, one member elected by the employees and one member elected by the

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

shareholders. Under sec. 27 (3) of the German Codetermination Act the Conciliation Committee is charged with the solution of conflicts in the appointment of members of the Management Board. If the Supervisory Board in a vote on the appointment or recall of a member of the Management Board fails to obtain the required majority, the Conciliation Committee has to present a proposal to the Supervisory Board. There arose no need for the Conciliation Committee to meet in 2002. The members of the Conciliation Committee are Dr. Klaus Liesen as chairman, Frank Ley, Gerhard Cromme and Prof. Dr. Rudolf Hickl.

     Each member of the Supervisory Board is generally elected for a fixed term, which expires at the end of the general meeting at which the shareholders discharge the members of the Supervisory Board in respect of the fourth fiscal year after the beginning of the term. The fiscal year in which the members of the Supervisory Board are first elected is not considered. Supervisory Board members may be reelected.

     The current members of the Supervisory Board of Allianz AG, their principal occupations, the year in which each member first served on the Supervisory Board, the year in which the term of each member expires and memberships in statutory Supervisory Boards in Germany of each member outside the Allianz Group (as of April 7, 2003), respectively, are as follows:

                                                                    PRINCIPAL OCCUPATION AND MEMBERSHIP
                                 YEAR OF FIRST   EXPIRATION OF        OF STATUTORY SUPERVISORY BOARDS
NAME                               ELECTION          TERM          IN GERMANY OUTSIDE THE ALLIANZ GROUP
----                             -------------   -------------   -----------------------------------------
Dr. Klaus Liesen,                    1983            2003        Chairman of the supervisory board of E.ON
  Chairman(1)..................                                  AG and member of the supervisory boards
                                                                 of TUI AG and Volkswagen AG
Frank Ley, Deputy                    1993            2003        Employee of Allianz
  chairman(2)..................                                  Lebensversicherungs-AG
Dr. Bernd W. Voss, Deputy            2002            2003        Former member of the management board of
  chairman(1)..................                                  Dresdner Bank AG, member of the
                                                                 supervisory boards of Continental AG,
                                                                 Dresdner Bank AG, E.ON AG, KarstadtQuelle
                                                                 AG, Quelle AG, TUI AG and Wacker Chemie
                                                                 GmbH
Norbert Blix(2)................      1997            2003        Employee of Allianz Versicherungs-AG,
                                                                 deputy chairman of the supervisory board
                                                                 of Allianz Versorgungskasse VVaG
Dr. Diethart Breipohl(1).......      2000            2003        Former member of the management board of
                                                                 Allianz AG, member of the supervisory
                                                                 boards of Beiersdorf AG, Continental AG,
                                                                 KarstadtQuelle AG, KM Europa Metal AG
                                                                 (chairman) and mg technologies ag
Bertrand Collomb(1)............      1998            2003        President Directeur General Lafarge
Dr. Gerhard Cromme(1)..........      2001            2003        Chairman of the supervisory board of
                                                                 ThyssenKrupp AG, member of the
                                                                 supervisory boards of Axel Springer
                                                                 Verlag Aktiengesellschaft, Deutsche
                                                                 Lufthansa AG, E.ON AG, Ruhrgas AG,
                                                                 Volkswagen AG and Siemens AG (since
                                                                 January 23, 2003)
Jurgen Dormann(1)..............      1998            2003        Chairman and CEO ABB Ltd. and Chairman of
                                                                 the supervisory board of LION bioscience
                                                                 AG
Hinrich Feddersen(3)...........      2001            2003        Member of federal steering committee
                                                                 ver.di, member of the supervisory board
                                                                 of Basler Versicherungs
                                                                 Beteiligungsgesellschaft mbH and
                                                                 Deutscher Ring Lebensversicherungs-AG
Dr. Uwe Haasen(1)..............      2002            2003        Former member of the management board of
                                                                 Allianz AG

                                                                    PRINCIPAL OCCUPATION AND MEMBERSHIP
                                 YEAR OF FIRST   EXPIRATION OF        OF STATUTORY SUPERVISORY BOARDS
NAME                               ELECTION          TERM          IN GERMANY OUTSIDE THE ALLIANZ GROUP
----                             -------------   -------------   -----------------------------------------
Peter Haimerl(3)...............      2001            2003        Employee of Dresdner Bank AG, member of
                                                                 the supervisory board of Dresdner Bank AG
Prof. Dr. Rudolf Hickel(2).....      1999            2003        Professor of Finance Bremen University,
                                                                 member of the supervisory boards of
                                                                 GEWOBA AG Wohnen and Bauen in Bremen,
                                                                 Howaldtswerke Deutsche Werft AG and
                                                                 Salzgitter AG Stahl and Technologie
Horst Meyer(2).................      2001            2003        Employee of Hermes
                                                                 Kreditversicherungs-AG, deputy chairman
                                                                 of the supervisory board of Hermes
                                                                 Kreditversicherungs-AG and member of the
                                                                 supervisory board of Allianz
                                                                 Versorgungskasse VVaG
Uwe Plucinski(3)...............      2001            2003        Employee of Dresdner Bank AG, member of
                                                                 the supervisory board of BVV
                                                                 Versicherungsverein des Bankgewerbes a.G.
Reinhold Pohl(2)...............      1993            2003        Employee of Allianz Immobilien GmbH
Roswitha Schieman(2)...........      1998            2003        Branch manager Allianz Versicherungs-AG
Dr. Manfred Schneider(1).......      1998            2003        Chairman of the supervisory board of
                                                                 Bayer AG, member of the supervisory board
                                                                 of DaimlerChrysler AG, Linde AG, METRO
                                                                 AG, RWE AG and TUI AG
Dr. Hermann Scholl(1)..........      1998            2003        Chairman of the management board of
                                                                 Robert Bosch GmbH, member of the
                                                                 supervisory board of BASF AG
Jurgen E. Schrempp(1)..........      1998            2003        Chairman of the management board of
                                                                 DaimlerChrylser AG, Chairman of the
                                                                 supervisory board of DaimlerChrylser
                                                                 Services AG
Jorg Thau(2)...................      2000            2003        Employee of Allianz Private
                                                                 Krankenversicherungs-AG

------------

(1) Representative of shareholders.

(2) Representative of employees.

(3) Appointed by court.

     The members of the Supervisory Board may be contacted at the address of Allianz AG.

     The term of the present members of the Supervisory Board ends as of the general meeting convened for April 29, 2003 and a new Supervisory Board will be elected.

     The employee representatives of the new Supervisory Board were elected on March 17, 2003 by the employees of the German Allianz Group companies. The names of the elected members are published in the Federal Gazette and the Internet at the Allianz website. The shareholder representatives will be elected by the general meeting convened for April 29, 2003. The Supervisory Board proposes to resolve, that the following members be elected as shareholder representatives in the Supervisory Board for five years until the end of the 2008 general meeting:

     - Dr. Wulf H. Bernotat, Essen, chairman of the management board of E.ON AG (since May 1, 2003)

     - Dr. Diethart Breipohl, Icking, former member of the Management Board of Allianz AG

     - Bertrand Collomb, Paris, President Directeur General Lafarge

     - Dr. Gerhard Cromme, Essen, chairman of the supervisory board of ThyssenKrupp AG

     - Jurgen Dormann, Zurich, chairman of the administrative board (Verwaltungsrat) and chairman of group management (Konzernleitung) ABB Ltd. and chairman of the supervisory board of LION bioscience AG

     - Dr. Renate Kocher, Konstanz, managing director Institut fur Demoskopie Allensbach

     - Dr. Manfred Schneider, Leverkusen, chairman of supervisory board of Bayer AG

     - Dr. Hermann Scholl, Stuttgart, chairman of the management board of Robert Bosch GmbH

     - Jurgen E. Schrempp, Stuttgart, chairman of the management board of DaimlerChrysler AG

     - Dr. Henning Schulte-Noelle, Munchen, chairman of the Management Board of Allianz AG (until April 29, 2003)

     The Supervisory Board also proposes to elect the following persons as deputy members in respect of the aforementioned shareholder representatives:

     - Dr. Albrecht Schafer, Munchen, in-house counsel of Siemens AG

     - Dr. Jurgen Than, Hofheim am Taunus, in-house counsel of Dresdner Bank AG

COMPENSATION OF DIRECTORS AND OFFICERS

     Management Board. Total compensation for members of the Management Board includes a fixed component (the basic salary) and a variable component. The compensation paid by the Allianz Group to the Management Board for 2002 was approximately E17.4 million. As of November 1, 2002, the number of members of the Management Board decreased from twelve to eleven. The compensation allocated to the Management Board in 2002 consists of variable remuneration of approximately E9.5 million and fixed remuneration of approximately E7.9 million. From 2002 on, the variable component consists of the annual bonus which includes an individual element and an element based on company performance, and a three-year bonus, from which payments to members of the Management Board can be made for the first time in 2004. If the objective-linked bonus is attained, the variable compensation amounts to 65% of the total compensation of board members.

     In addition to these amounts, in 2002 the Allianz Group paid an amount of approximately E9 million to increase pension reserves and reserves for similar obligations in favor of active members of the Management Board.

     In addition, under the Long-term Incentive Plan, a total of 47,200 stock appreciation rights were issued to members of the Management Board during the fiscal year 2002. Based on standard option valuation methods (Black-Scholes or Binomial Method), these rights had a value of E5.2 million at the time of their issue. The value of these rights at the end of the fiscal year 2002 was E0.3 million. At an intrinsic value of E0, the full amounts specified are time values.

     At December 31, 2002, members of the Management Board held a total of 119,739 stock appreciation rights issued from 1999 through 2002 under the Long-term Incentive Plans. Based on standard option valuation methods (Black-Scholes or Binomial Method), these rights had a value of E0.5 million at December 31, 2002. None of the appreciation rights had an intrinsic value at December 31, 2002, so that the full amount specified is a time value. See "Business -- Long-term Incentive Plans and Employee Stock Ownership Arrangements."

     In the fiscal year 2002, pensions and other benefits for former members of the Management Board as well as payments to compensate the claims of former members of the Management Board amount to approximately E13 million. Furthermore, E7 million were set aside in the fiscal year 2002 for compensating the claims of former members of the Management Board. An amount of E29 million was set aside for current and future pension benefits of former members of the Management Board and their beneficiaries.

     Supervisory Board. The articles of association provide that the annual compensation for each Supervisory Board member is E4,000, plus E500 for every cent by which the dividend per share declared for the relevant year exceeds 15 cents. The chairman of the Supervisory Board receives twice that amount, and each member of any Supervisory Board committee (except of the Conciliation Committee) receives one and one half times that amount. Allianz AG reimburses all Supervisory Board members for their out-of-pocket expenses and the value-added tax on this compensation. In addition, Allianz AG provides members of the Supervisory Board with insurance coverage and technical support to the extent necessary for the members of the Supervisory Board to carry out their functions. The aggregate amount of compensation of the members of the Supervisory Board for the fiscal year 2002 amounts to E2 million, including fees becoming payable after the 2003 general meeting.

     The Management Board and the Supervisory Board have proposed to the 2003 ordinary general meeting of Allianz AG convened for April 29, 2003, to change the compensation of the Supervisory Board as follows: The annual fixed compensation of each Supervisory Board member is E4,000, plus E500 for every cent by which the dividend per share declared for the relevant year exceeds 15 cents. The chairman of the Supervisory Board receives twice that amount, and each deputy chairman receives one and one half times that amount. Members of any Supervisory Board committee (except of the Conciliation Committee and the Audit Committee) receive a bonus of 25% on these amounts and the committee chairman receives a bonus of 50% on these amounts. Members of the Audit Committee receive an additional annual fixed compensation of E30,000 and the chairman receives an additional annual fixed compensation of E45,000. Members of the Supervisory Board, who carried out this function only during a portion of the fiscal year, receive one twelfth of the compensation for each month (whether completed or not) in which they carried out their function. The same applies with regard to the membership in any committees of the Supervisory Board. The aggregate annual compensation of the members of the Supervisory Board may not exceed twice, and in the case of the chairman of the Supervisory Board three times, the sum of the annual fixed compensation and the additional dividend-related compensation. Allianz AG reimburses all Supervisory Board members for their out-of-pocket expenses and the value-added tax on this compensation. In addition, Allianz AG provides members of the Supervisory Board with insurance coverage and technical support to the extent necessary for the members of the Supervisory Board to carry out their functions.

GENERAL MEETING

     In accordance with the German law governing the supervision of insurance companies (Versicherungsaufsichtsgesetz), the ordinary general meeting of Allianz AG must take place within the first 14 months after the end of each fiscal year. As a general rule, the Management Board convenes the general meeting; the Supervisory Board is required to convene a general meeting if this is in the best interest of Allianz AG. Among other things, the general meeting decides on the following issues: the use of the annual surplus; ratification of the actions of the Management Board and the Supervisory Board; capital increases and/or decreases; and the appointment of the members of the Supervisory Board, provided that no rights to nominate members of the Supervisory Board exist and not including those members of the Supervisory Board who are to be elected in accordance with the German Codetermination Act. In addition, the general meeting of Allianz AG, in accordance with the articles of association, decides on the inclusion of third-party (i.e., non-Group) shareholders into Allianz Versicherungs-AG. An extraordinary general meeting may be convened by either the Management Board or the Supervisory Board. A shareholder or group of shareholders who, individually or as a group, owns or own at least 5% of the share capital may also demand that the Management Board convene an extraordinary general meeting. Should the Management Board refuse to satisfy this demand, the(se) shareholder(s) may convene the meeting themselves, provided they receive authorization to do so from a competent court. A shareholder or group of shareholders who, individually or as a group, owns or own at least 5% or E500,000 of the share capital of Allianz AG may require that modified or additional topics be added to the agenda of the general meeting and that these topics be published before the general meeting takes place. The agenda of the general meeting must be published at the time of convening of the meeting in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger). Along with its publication, the agenda must be communicated to those shareholders who either have been registered in the share register (Aktienregister) of Allianz AG at least two weeks before the day of the general meeting or who have deposited at least one share with Allianz AG or who have requested the communication of the agenda after the publication of the convening of the general meeting in the Federal Gazette. Shareholder motions or proposals for voting that have been made in accordance with applicable law must be made available to authorized persons. Allianz AG satisfies this requirement by publication on the Internet.

     Shareholders of Allianz AG whose names are registered in the share register and who have registered for the meeting in a timely fashion will be entitled to attend and to vote at the general meeting. The registration deadline for attending each general meeting is published concurrently with the notice convening the meeting in the electronic version of the Federal Gazette. Proxies require written authorization, which can be given electronically, as per further determination by Allianz AG. Details regarding the granting of proxies are published alongside the notice convening the general meeting in the electronic version of the Federal Gazette. In his role as chairman of the general meeting, the chairman of the Supervisory Board, or, in his absence, another member of the Supervisory Board appointed by the board, may permit the audio-visual transmission of the general meeting via electronic media by a method to be determined by him, provided that this possibility was announced in the invitation to the general meeting.

VOTING RIGHTS AND RESOLUTIONS OF THE GENERAL MEETING

     In principle, each share entitles the shareholder whose name is registered in the share register to one vote at the general meeting. Neither the German Stock Corporation Act nor the articles of association provide for a minimum quorum requirement for shareholders at the general meeting. A resolution is validly passed with the majority of votes cast (simple majority), unless German stock corporation law or the articles of association require a larger majority or stipulate any further requirements. The dismissal of members of the Supervisory Board, for example, requires a super-majority of three quarters of the votes cast. Furthermore, the German Stock Corporation Act and the German law on the transformation of companies (Umwandlungsgesetz) require a super-majority of three quarters of the share capital represented at the general meeting, in addition to a simple majority of votes cast, for the following decisions, among others: the creation of authorized and conditional capital; capital decreases; the dissolution of Allianz AG; a merger or combination of Allianz AG with another corporate entity or a divestiture; an obligation to transfer all or substantially all of the assets of Allianz AG; entering into agreements between business enterprises; any change in the corporate form or corporate purpose of Allianz AG; and the exclusion of subscription rights in connection with a capital increase. To the extent that the law requires a majority of the capital in addition to the majority of votes cast, a simple majority of the share capital represented at the time of the passing of the resolution is sufficient, according to the articles of association and provided that the law does not require otherwise. At a parity of votes, a resolution shall be considered rejected.

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

                           RELATED PARTY TRANSACTIONS

     Related parties to the Allianz Group are associated companies and enterprises in which the Allianz Group holds an interest of between 10% and 20% or which hold such interest in Allianz AG, and closely associated persons.

TRANSACTIONS WITH MUNICH RE

     Until March 31, 2003, Munich Re was an associated company of the Allianz Group. The relationship between Allianz AG and Munich Re is set forth in the so-called "Principles of Cooperation" of May 20, 2000, which mainly govern the reinsurance relationships between the two companies. Among other things, the Principles of Cooperation determine that Munich Re shall provide reinsurance for 14% of the gross self-retention of the insurance business of the companies of the Allianz Group's German Property-Casualty Group via Allianz AG. Due to the merger of Vereinte Versicherung AG with Allianz Versicherung, the share of the reinsurance business of the German Property-Casualty Group to be assumed by Munich Re was reduced from 14% to 10.5% in an agreement of August 2, 2002, effective retroactively as of January 1, 2002. Under the terms of the Principles of Cooperation, Munich Re is the principal reinsurer of Allianz AG and Allianz AG cedes the majority of its externally ceded reinsurance to Munich Re. Notwithstanding its right to freely choose its reinsurer, Allianz AG will give Munich Re the first opportunity to submit bids.

     The Principles of Cooperation were amended in December 2001 by a supplementary agreement, under the terms of which the mutually ceded reinsurance volume is to be adjusted on a step-by-step basis by 2008. The supplementary agreement is effective through December 31, 2010.

     The Principles of Cooperation of May 2000 can be terminated as of December 31, 2005. On December 19, 2002, this termination agreement was amended by a supplementary agreement which stipulates the terms of termination of the Principles of Cooperation to be ineffective until December 31, 2003 and shortens the termination notice set forth therein from three to two years. This means that the Principles of Cooperation will be automatically renewed for another ten years only if they are not terminated prior to December 31, 2003.

     Other reinsurance and retrocession agreements with individual Group companies govern the reinsurance business, which Munich Re will assume from or cede to Allianz Group.

     The Allianz Group assumed from Munich Re gross premiums written amounting to approximately E600 million, E850 million and E900 million in 2002, 2001 and 2000, respectively. Allianz Group ceded approximately E2.3 billion, E2.4 billion and E2.3 billion gross premiums written to Munich Re in 2002, 2001 and 2000, respectively. These amounts represent 31.3%, 30.6% and 30.2% of the Allianz Group's total third-party reinsurance premiums ceded in 2002, 2001 and 2000, respectively, and a share of 4.0%, 4.0% and 4.0% of the total gross premiums written by the Allianz Group in 2002, 2001 and 2000, respectively.

     Allianz AG believes that the reinsurance business it cedes to and assumes from Munich Re is on terms that are comparable to those that could be obtained from unrelated third parties.

     On May 4, 2000, Allianz AG and Munich Re signed a letter of intent, which, among other things, provides for a reduction of their shareholdings in each other to approximately 20% to be achieved or initiated by December 31, 2003. As of December 31, 2002, Allianz Group held 22.4% of the shares of Munich Re. Munich Re informed Allianz AG that on December 31, 2002, it held 21.2% of the outstanding shares of Allianz AG (as of December 31, 2002). Taking into account the treasury shares held by the Allianz Group companies on February 28, 2003, whose number was reduced in January 2003 after fulfilling the exchange offer for participation certificates of Allianz AG, the registered ownership interest of Munich Re in Allianz AG amounted to 20.7% as of February 28, 2003. See "Information about the share capital of Allianz AG -- Acquisition of Own Shares in Allianz AG."

     In connection with the acquisition of Dresdner Bank, Allianz AG pledged to the European Commission to limit its voting rights from ordinary shares of Munich Re to 20.5% of the total ordinary share capital of Munich Re. In addition, Allianz AG agreed to reduce its long-term shareholding in Munich Re to 20.5%. This commitment includes the ordinary shares of Munich

Re held by Dresdner Bank. The commitment includes the shares of Munich Re held by Dresdner Bank. The commitment of Allianz AG to the European Commission does not affect ordinary shares of Munich Re that are acquired and held by the companies of the Allianz Group as part of their trading portfolio in the ordinary course of business and which do not have voting rights. The commitment also does not affect the exercise of voting rights on behalf of clients or voting rights of ordinary shares held in the ordinary course of business for the account of third parties.

     The Principles of Cooperation further provide that upon termination of the Principles of Cooperation, a mutual obligation of the parties will continue to exist for a period of two years, in accordance with which each of Allianz AG and Munich Re, if it wishes to sell the ownership interest it holds in the other, will grant the other a right to designate the buyer of the ownership interest being sold. These provisions also apply to the disposition of ownership interests in majority jointly held companies.

     Upon termination of the Principles of Cooperation, the existing reinsurance arrangements between Allianz AG and Munich Re will remain in force but may be terminated at any time pursuant to the provisions of the relevant reinsurance agreements. The reinsurance arrangements with respect to majority jointly held entities will remain in effect. Munich Re and Allianz AG have agreed that all disputes arising from the Principles of Cooperation are to be resolved through binding arbitration.

     On January 15, 2002, Munich Re transferred its ownership interest of 40.5% in Allianz Life to Allianz AG. The reinsurance arrangements between Allianz Life and Munich Re remain in force until 2010 based on the existing agreements. Furthermore, Munich Re transferred, with effect from June 30, 2002, its ownership interest of 50.0% in Frankfurter Versicherungs-AG and 45.0% in Bayerische Versicherungsbank AG to Allianz Versicherung. Allianz AG transferred its ownership interest of 36.1% in Karlsruher Lebensversicherung AG, a subsidiary of Munich Re, to Munich Re. The transfers were made in completion of the arrangements made in the letter of intent of May 4, 2000 between Allianz AG and Munich Re.

     In connection with the capital increase of Allianz AG as resolved on April 7, 2003 by the Management Board with the approval of the Supervisory Board given on April 8, 2003, Munich Re and Allianz AG reached an understanding to reduce their ownership interests in each other. Munich Re has indicated its intention to reduce its ownership interest in Allianz AG to approximately 15%. In return, Allianz AG intends to reduce the Group's ownership interest in Munich Re to 16% to 18% by the end of 2003 and to approximately 15% in the course of 2004. The understanding does not relate to ordinary shares that are held as part of the trading portfolio in the ordinary course of business or to ordinary shares held in the ordinary course of business for the account of third parties. As of March 31, 2003, the Allianz Group's interest in Munich Re was reduced to slightly less than 20%. Munich Re reduced its interest in Allianz AG to less than 20% as of March 31, 2003 and Munich Re's interest will be reduced to approximately 15% as a result of the Offering.

EXERCISE OF MANDATES

     On April 7, 2003, no member of the Management Board or the Supervisory Board of Allianz AG held any seat on the Management Board or the Supervisory Board of Munich Re.

RELATIONSHIPS WITH MEMBERS OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD OF ALLIANZ AG

SHAREHOLDING

     On April 7, 2003, the members of the Management Board and the Supervisory Board of Allianz AG altogether held less than 1% of the share capital of Allianz AG. According to the share register the members of the Management Board and the Supervisory Board held at that date altogether 4,336 shares of Allianz AG.

LOANS

     In the normal course of business and subject to applicable legal restrictions, members of the Management Board and the Supervisory Board may be granted loans by Dresdner Bank, which are subject to the usual conditions in the industry. No additional loans were granted in the last fiscal year. On December 31, 2002, loans to board members granted in previous years and amounting to E0.5 million were still outstanding, including E0.5 million to board members of subsidiaries.

OTHER RELATED PARTIES

     Allianz AG has a number of other associated companies in which Allianz AG holds interests of between 10% and 20%. Companies of the Allianz Group have various types of business relations with the companies (particularly in the area of insurance, banking and asset management). These relations are subject to ordinary market conditions. In particular, the business relations with associated companies in the insurance business take on various forms and may also include special service, reinsurance, cost-sharing and asset management agreements whose terms Allianz AG and Allianz Group deem to be appropriate.

TERROR RISK INSURANCE COMPANIES

     In the aftermath of the terrorist attacks of September 11, 2001, terror risk insurance companies were founded in Germany and Luxembourg to address the existing shortage of direct insurance and reinsurance coverage for major risks in the international markets. The shareholders of these companies are a number of direct insurers and reinsurers, including companies of the Allianz Group. Allianz Versicherungs-AG holds a 16% interest in Deutsche EXTREMUS Versicherungs-AG ("EXTREMUS"), which was registered on October 22, 2002 and has an equity capital of E50 million. Munich Re also holds a 16% interest in EXTREMUS. On the basis of the E10 billion state guarantee granted by the Federal Republic of Germany, EXTREMUS is able to provide excess coverage of up to E13 billion for terror risks encountered in Germany. Allianz AG also holds an 18.2% interest in Special Risk Insurance and Reinsurance Luxembourg S.A. ("SRIR"), which was registered on April 4, 2002 and has an equity capital of E300 million. SRIR's new business was discontinued in March 2003 due to a lack of demand.

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

                                  UNDERWRITING

     Citigroup Global Markets Limited, Deutsche Bank AG, Goldman Sachs International and UBS Limited are the Global Coordinators and Underwriters for the subscription offer and the private placements. The subscription of the shares will be effected through the German affiliates of the Underwriters, as required by German law.

     Pursuant to the terms of the Underwriting Agreement, the Underwriters will agree, severally and not jointly, to subscribe the number of shares set forth below and to offer them for subscription to the shareholders of Allianz AG (except for a residual amount representing approximately 860,275 shares as to which subscription rights have been excluded); Allianz AG will agree to issue the number of shares as set forth below.

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  -----------
Citigroup Global Markets Limited............................   29,296,875
Deutsche Bank Aktiengesellschaft............................   29,296,875
Goldman Sachs International.................................   29,296,875
UBS Limited.................................................   29,296,875
                                                              -----------
TOTAL.......................................................  117,187,500
                                                              ===========

     The subscription price per share in the subscription offer is E38.00.

     Shares as to which subscription rights have been excluded and shares, if any, that have not been subscribed in the subscription offer will be offered through the Underwriters to institutional investors, in private placements.

     Pursuant to the Underwriting Agreement, the Underwriters will pay to Allianz AG at least the subscription price for the New Allianz Shares not subscribed for by April 29, 2003. In relation to sales of such shares by the Underwriters that are settled on or before May 5, 2003, the Underwriters will pay to Allianz AG the entire proceeds realized in such sales. In relation to sales of such shares by the Underwriters settled after May 5, 2003, until the expiration of a period of 20 trading days commencing on May 2, 2003, the Underwriters will pay to Allianz AG the amount, if any, by which the price at which the sales were made exceeds E42.00, provided that the average market price of Allianz shares exceeds E42.00 on each day in that 20 trading day period.

     Pursuant to the Underwriting Agreement, Allianz AG will pay to the Underwriters an aggregate commission of approximately E170 million. Furthermore, Allianz AG may, in its sole discretion, pay to the Underwriters a further commission of up to E22 million. In the Underwriting Agreement Allianz AG will agree to indemnify the Underwriters against certain liabilities.

     The Underwriters and certain of their affiliates have entered into and may, from time to time, enter into commercial and investment banking arrangements with the Allianz Group and its subsidiaries, including significant lending arrangements, for which they receive customary fees and expenses.

LOCK-UP

     Allianz AG will agree with the Underwriters that, until October 31, 2003, to the extent legally permitted, it will not issue new shares or sell own shares outside the Allianz Group or issue securities which are convertible into or exchangeable for or which carry the right to acquire any new shares of Allianz AG, except for shares or other securities offered to senior executives or employees of Allianz AG or its affiliates, and shares issued in connection with a capital increase from retained earnings (stock dividends) or in connection with an acquisition or a joint venture directly to the partner of such acquisition or joint venture, provided that the acquiror agrees to such lock-up.

TERMINATION OF UNDERWRITING AGREEMENT

     The Underwriters reserve the right to terminate the Underwriting Agreement for certain reasons or to delay the completion of the subscription offer by up to one week. These reasons include, without limitation, significant adverse changes in the financial position or results of operations of shareholders' equity of the Group, to the extent not discussed in this Offering

Circular, material restrictions of exchange trading or of the banking business, the eruption or escalation of hostilities, which have, or can be expected to have, a material adverse effect on the financial markets, and the failure to register the implementation of the capital increase in the commercial register by April 28, 2003. As to the consequences of a termination in relation to the subscription offer and the first stock exchange trades see "The
Offering -- Subscription Offer -- Important Notices" and "The
Offering -- Additional Important Notices."

STABILIZATION

     An Underwriter, as principal, may perform measures that enable it to keep the market price of the shares and the subscription rights at a level that differs from the level that may otherwise exist. Stabilization measures, if any, may be discontinued at any time; any stabilization measures will be conducted in Germany or elsewhere in accordance with applicable laws and regulations.

                              TAXATION IN GERMANY

     The following section "Taxation in Germany" contains a brief summary of several important taxation principles that are or may become important for the acquisition, holding, or the disposal of shares. This section is not meant to be a comprehensive and complete representation of all German tax aspects possibly relevant for shareholders. This summary is based upon German tax law applicable as of the date of this Offering Circular and upon provisions of double taxation treaties entered into between Germany and other countries. In both areas, the law may change and such changes may have retroactive effect.

     Potential purchasers of shares are urged to consult their tax advisers about the tax consequences of the purchase, holding, disposal, gratuitous transfer of shares and the procedures for obtaining a possible refund of German withholding tax paid. Only such tax advisors are in a position to take into account adequately the special tax situation of the individual shareholder.

TAXATION OF ALLIANZ AG

     German corporations are generally subject to German corporate income tax at a uniform rate of 25% on retained earnings as well as distributed profits plus solidarity surcharge on the corporate income tax liability (in sum: approx. 26.38%). Solely for the year 2003, the uniform corporate income tax rate amounts to 26.5% plus solidarity surcharge of 5.5% on the corporate income tax liability (in sum: approx. 27.96%).

     In addition, German corporations are subject to trade income tax. The rate of trade income tax depends on the municipality in which the corporation has permanent establishments. Generally, the trade income tax rate ranges between 15% and 25% of the income assessed for trade income tax purposes, depending on the rate of the municipality. In determining the income relevant for corporate income tax purposes, the trade income tax is deductible as a business expense.

     As of the abolition of the corporate income tax imputation system (Korperschaftsteueranrechnungsverfahren) in connection with the introduction of the so-called half income system (Halbeinkunfteverfahren), dividend distributions by German resident corporations to Allianz AG are generally exempt from corporate income tax. Dividend distributions are generally exempt from trade income tax, if Allianz AG holds, as of the beginning of the relevant assessment period, at least 10% of the share capital of the distributing corporation.

TAXATION OF DIVIDENDS

WITHHOLDING TAX

     Generally, Allianz AG has, on account of its shareholders, to withhold from its dividend distributions withholding tax at a rate of 20% plus solidarity surcharge on such withholding tax at a rate of 5.5% (in sum: 21.1%) and to pay such amount over to the tax authorities. The tax basis for such withholding tax is the amount of the dividend distribution resolved by the shareholders' assembly.

     Such withholding tax will generally be withheld irrespective of whether and to which extent the dividend distribution is exempt at the level of the shareholder and whether the shareholder resides inside or outside Germany.

     For dividends distributed to a company residing in a member state of the European Community within the meaning of art. 2 of the so-called EC parent-subsidiary directive (directive no. 90/435/EWG, July 23, 1990), withholding tax is, in case further requirements are fulfilled, not required to be withheld.

     In case of shareholders (individuals and corporations) being subject to unlimited German tax liability as well as shareholders holding their shares as part of a permanent establishment or a fixed base in Germany or as part of business assets attributable to a permanent representative in Germany, the withheld and paid withholding tax (including solidarity surcharge) will be credited on their individual income or corporate income tax liability, or with respect to the exceeding amount, be refunded.

     For dividend distributions to shareholders residing outside Germany, the withholding tax rate will be further reduced in case Germany and the country in which the shareholder resides have entered into a double taxation treaty and the shareholder holds the shares neither as assets attributable to a permanent establishment in Germany nor as part of business assets attributable to a permanent representative. The reduction will be granted by way of a refund of the difference between the amount of dividend withholding tax withheld at the statutory rate plus solidarity surcharge and the applicable treaty rate (in general: 15%) upon application to the German tax authorities (Bundesamt fur Finanzen, FriedhofstraSSe 1, 53225 Bonn, Germany). Refund forms can be obtained from the German Federal Tax Authority (Bundesamt fur Finanzen) as well as at German embassies and consulates.

SHAREHOLDERS WITH RESIDENCE IN GERMANY

     For individuals being resident in Germany and holding their shares as private assets, only half of the dividends will be subject to individual income tax (so-called half income system; Halbeinkunfteverfahren). Such dividends are subject to individual income tax at a progressive rate (up to the highest rate of 48.5% in 2003 and, pursuant to present law, of 47% in 2004 and 42% as of
2005) plus 5.5% solidarity surcharge thereon (with respect to the highest tax rate of 48.5%, an overall tax burden in the amount of approx. 51.17% would result). Only half of the expenses economically related to the dividends are deductible for tax purposes.

     Individuals holding the shares as private assets are entitled to an annual tax-exempt allowance for investment income (so-called Sparerfreibetrag) in the amount of E1,550 (for singles) or E3,100 (for married couples assessed jointly). In addition, a shareholder is also entitled to a lump sum deduction for investment income related expenses (Werbungskostenpauschale) in the amount of E51 and E102 respectively, unless a higher amount of expenses can be established. Only to the extent half of the dividends and other investment income, after having deducted half of the actually incurred expenses or the lump sum expenses, exceeds the tax-exempt allowance for investment income, such dividends are taxable.

     In case the shares are held as business assets of an individual entrepreneur or partnership held by individuals, half of the dividends are taken into account as business income for purposes of the individual taxation. Only half of the expenses being economically related to such dividends are deductible for tax purposes. Such dividends are also subject to trade income tax, unless the shareholder holds, as of the beginning of the relevant assessment period, at least 10% of the share capital of Allianz AG. However, trade income tax is generally credited against the individual income tax of the shareholder by way of a lump sum imputation system.

     Dividends to German resident corporations are, subject to certain exceptions for banks, financial services institutions and financial institutions, generally exempt from corporate income tax and solidarity surcharge. A minimum shareholding or a holding period is not required. According to the German Tax Authorities, expenses directly economically related with the tax exempt dividends are not deductible for tax purposes. Dividends are subject to trade income tax, unless the corporate shareholder holds at least 10% of the share capital of Allianz AG as of the beginning of the relevant assessment period.

SHAREHOLDERS WITH RESIDENCE OUTSIDE GERMANY

     For individuals not residing in Germany and corporations without permanent establishment, fixed base or permanent representative in Germany, the tax liability is deemed to be fulfilled with the withholding of the withholding tax (possibly reduced under a double taxation treaty).

     In case the shareholder is an individual and the shares are attributable to a permanent establishment or fixed base in Germany or the shares are held through a permanent representative in Germany, only half of the dividends are subject to German income tax plus 5.5% solidarity surcharge thereon. In case the shares are attributable to a permanent establishment in Germany or are held through a permanent representative in Germany, half of the dividend distributions are also generally subject to trade income tax, unless the shareholder holds as of the beginning of the assessment period at least 10% of the share capital of Allianz AG. Please note that the trade income tax liability can generally be credited against the individual income tax liability of the individual shareholder by way of a lump sum imputation system.

     Dividend distributions to corporations not residing in Germany are, subject to certain exceptions for banks, financial services institutions and financial institutions, generally exempt from corporate income tax and solidarity surcharge. To the extent the shares are attributable to a permanent establishment in Germany, the dividends are also subject to trade income tax, unless the corporation held as of the beginning of the assessment period at least 10% of the share capital of Allianz AG.

TAXATION OF CAPITAL GAINS

SHAREHOLDERS WITH RESIDENCE IN GERMANY

     Half of the profits resulting from the disposal of shares held as private assets by a German resident individual are generally subject to individual income tax and solidarity surcharge if the disposal takes place within twelve months after the acquisition of the shares. In such case the profits resulting from the disposal of a subscription right are also subject to individual income tax and solidarity surcharge if the disposal takes place within twelve months after the acquisition of the shares to which the subscription rights belong; there exists a risk that all of the generated profits are subject to individual income tax and solidarity surcharge. If the profit resulting from all private capital gains (including half of the profits resulting from the disposal of shares) per year and person is below E512, such profit is not subject to tax.

     Half of the profits resulting from the disposal of shares held as private assets by a resident individual shareholder are subject to individual income tax at the individual tax rate plus solidarity surcharge of 5.5% on the income tax liability also after the above-mentioned one-year period, if the individual shareholder or, in case of a gratuitous acquisition, the predecessor held at any time during the five years preceding the disposal, directly or indirectly, at least 1% of the share capital of Allianz AG. In such case profits resulting from the disposal of a subscription right are also subject to individual income tax and solidarity surcharge; there exists a risk that all of the generated profits are subject to individual income tax and solidarity surcharge.

     Half of the profits from the disposal of shares held by a German resident individual as business assets are subject to individual income tax at the individual tax rate plus solidarity surcharge of 5.5% on the income tax liability, plus trade income tax. In such case profits resulting from the disposal of a subscription right are also subject to individual income tax and solidarity surcharge as well as trade income tax; there exists a risk that all of the generated profits are subject to individual income tax and solidarity surcharge as well as trade income tax. However, the trade income tax is generally credited against the individual income tax liability by way of a lump sum imputation system.

     Only half of the losses resulting from the disposal of shares and half of the expenses economically related with the disposal are deductible for tax purposes to the extent they are generally deductible for tax purposes.

     Profits from the disposal of shares held by corporations are, subject to certain exceptions for banks, financial services institutions and financial institutions, generally exempt from trade income tax and corporate income tax including solidarity surcharge. Correspondingly, according to the German Tax Authorities, losses resulting from the disposal of shares and expenses directly economically related to the disposal are not deductible for tax purposes. In such case there exists significant risk, however, that all of the generated profits resulting from the disposal of a subscription right are subject to corporate income tax, solidarity surcharge and trade income tax.

SHAREHOLDERS WITH RESIDENCE OUTSIDE GERMANY

     Half of the profits from the disposal of shares held by a non-resident individual are subject to German individual income tax plus 5.5% solidarity surcharge on the income tax liability, if (i) the shares are held as assets attributable to a permanent establishment or to a permanent representative in Germany, or (ii) the individual held, directly or indirectly at any time during the five years preceding the disposal at least 1% of the share capital of Allianz AG. Most double taxation treaties, however, provide complete exemption from German taxation in this respect, if the shares are not held as assets attributable to a permanent establishment or fixed base in Germany. In the above-stated cases profits resulting from the disposal of a subscription right are also subject to individual income tax and solidarity surcharge; there exists a risk that all of the generated profits are subject to individual income tax and solidarity surcharge.

     Profits from the disposal of shares held by a non-resident corporation holding the shares as assets attributable to a permanent establishment are generally exempt from trade income tax and corporate income tax. Correspondingly, according to the German Tax Authorities, losses resulting from the disposal and expenses directly economically related to the disposal are not deductible for tax purposes. In such case there exists significant risk that all of the generated profits resulting from the disposal of a subscription right are subject to corporate income tax, solidarity surcharge and trade income tax.

SPECIAL RULES FOR BANKS, FINANCIAL SERVICES INSTITUTIONS AND FINANCIAL INSTITUTIONS

     To the extent banks and financial services institutions hold shares or subscription rights, which are, pursuant to sec. 1 para. 12 of the German Banking Act (Gesetz uber das Kreditwesen -- KWG), attributable to the trading book (Handelsbuch) the so-called half income system (Halbeinkunfteverfahren) or the tax exemption do not apply to dividends received nor to profits from the disposal. The same applies to shares, which were acquired by financial institutions within the meaning of the German Banking Act in order to realize a short-term trading gain. This also applies to banks, financial services institutions and financial institutions with their seat in another member state of the European Community or another member state of the European Economic Area Treaty.

INHERITANCE AND GIFT TAX

     The transfer of shares to other persons by way of gift or inheritance is only subject to German inheritance and gift tax, if

          (1) the testator, donor, heir, donee or any other beneficiary had his domicile or residence in Germany or has not been living abroad as a German citizen for more than five years without having a domicile in Germany;

          (2) except as provided under (1) the testator's or donor's shares belong to a business asset attributable to a permanent establishment or a permanent representative in Germany; or

          (3) the testator or donor, either alone or with other closely related persons, held at the time of the inheritance or donation, directly or indirectly at least 10% of the share capital of Allianz AG.

     The few presently applicable inheritance and gift taxation treaties Germany is a party to generally provide that German inheritance or gift tax is levied in case (1) and, with certain restrictions, in case (2).

OTHER TAXES

     On the acquisition, the sale or other disposal of shares, no German stock exchange transfer tax, value added tax, stamp duty or other tax will be levied. Under special circumstances it is possible that entrepreneurs elect for a value added tax duty of otherwise value added tax exempt turnovers. Net wealth tax is, at present, not be levied in Germany.

CHANGES IN TAX LAWS

     The Draft Bill on the Reduction of Tax Privileges (Steuervergunstigungsabbaugesetz) proposed by the German government provided, among other things, for changes in the taxation of private capital gains. After the draft act was passed by the German First Chamber (Bundestag) and rejected by the Second Chamber (Bundesrat), on April 9, 2003, the Mediation Committee (Vermittlungsausschuss) of the Bundestag and Bundesrat proposed a compromise, pursuant to which the proposals relating to the proposed aggravation of the taxation of private capital gains would be dropped. It cannot be ruled out, however, that these or similar proposals may be taken up again in the future.

                              FINANCIAL STATEMENTS

                                                               PAGE
                                                               -----
CONSOLIDATED FINANCIAL STATEMENTS AND GROUP MANAGEMENT
  REPORT 2002...............................................     F-1
Group Management Report.....................................     F-3
Consolidated Financial Statements...........................    F-61
Independent Auditor's Report................................   F-131
ALLIANZ AKTIENGESELLSCHAFT FINANCIAL STATEMENTS 2002........   F-133
Management Report...........................................   F-134
Balance Sheet...............................................   F-148
Income Statement............................................   F-150
Notes.......................................................   F-151
Independent Auditor's Report................................   F-165
CONSOLIDATED FINANCIAL STATEMENTS AND GROUP MANAGEMENT
  REPORT 2001...............................................   F-167
Group Management Report.....................................   F-168
Consolidated Financial Statements...........................   F-213
Independent Auditor's Report................................   F-288

                                 ALLIANZ GROUP

       CONSOLIDATED FINANCIAL STATEMENTS AND GROUP MANAGEMENT REPORT 2002

                      (This page intentionally left blank)

                        CONTENTS GROUP MANAGEMENT REPORT

                                        PAGE
                                        ----
ECONOMIC ENVIRONMENT..................   F-4
Paralyzing uncertainty................   F-4
Rough going for financial services
  providers...........................   F-4
Capital markets.......................   F-6
OVERALL BUSINESS DEVELOPMENT..........   F-9
Recommendation for appropriation of
  profit..............................  F-13
PROPERTY AND CASUALTY INSURANCE.......  F-14
Overview: Property and casualty
  insurance...........................  F-14
Germany...............................  F-16
France................................  F-18
Italy.................................  F-19
Great Britain.........................  F-20
Switzerland...........................  F-21
Spain.................................  F-22
Rest of Europe........................  F-23
NAFTA Region..........................  F-24
Asia-Pacific Region...................  F-25
South America.........................  F-26
Allianz Global Risks
  Ruckversicherungs-AG................  F-26
Credit insurance......................  F-27
Travel insurance and assistance
  services............................  F-27
Allianz Marine & Aviation.............  F-28
LIFE AND HEALTH INSURANCE.............  F-29
Overview: Life and health insurance...  F-29
Germany...............................  F-31
Italy.................................  F-33
France................................  F-34
Switzerland...........................  F-35
Spain.................................  F-35
Rest of Europe........................  F-36
U.S.A. ...............................  F-37
Asia-Pacific Region...................  F-37
South America.........................  F-39

                                        PAGE
                                        ----
BANKING...............................  F-40
Private customers and business
  customers...........................  F-41
Corporates & Markets..................  F-41
ASSET MANAGEMENT......................  F-43
Asset Management for third party
  investors...........................  F-43
Investments...........................  F-44
RISK REPORT...........................  F-47
Responsibilities......................  F-47
Risk categories.......................  F-47
Management of the Allianz Group
  through risk capital................  F-48
Risk controlling in the insurance
  business............................  F-48
Risk controlling in the banking
  business............................  F-50
Risk control in the asset management..  F-53
Operational risks.....................  F-53
Outlook...............................  F-54
Risk monitoring by third parties......  F-54
OUR EMPLOYEES.........................  F-55
International personnel marketing.....  F-55
International education programs and
  development perspectives............  F-56
Cross-border training programs........  F-56
Expatriation..........................  F-56
Transfer of know-how..................  F-56
AMI management programs...............  F-56
Performance orientation and
  compensation........................  F-57
OUTLOOK...............................  F-58
Many question marks...................  F-58
Uneven business environment for
  financial services providers........  F-58
Business outlook for Allianz Group....  F-58
Cautionary note regarding forward-
  looking statements..................  F-59

     THE WORLD ECONOMY FAILED TO REGAIN ITS FOOTING IN 2002, DISAPPOINTING MANY WHO HAD HOPED IT WOULD. The going remained rough since virtually all regions fell short of growth expectations. The optimistic mood at the beginning of the year, which actually could have laid the groundwork for general upward momentum, had already fizzled out by mid-2002. Anxiety about a war against Iraq, deep-seated uncertainty on the capital markets and the fear of terrorist attacks combined to smother the economy and prevented any noticeable rebound.

PARALYZING UNCERTAINTY

     Impetus for sustainable growth failed to materialize from the industrial countries in 2002. The momentum witnessed at the beginning of the year, which was fueled by optimistic forecasts, had already dissipated by the end of the second quarter. In many major countries, consumer spending was more restrained than had been expected. Many European and U.S. companies also postponed capital expenditure and investment in expansion. The threat of war in Iraq and the enormous losses on the capital markets contributed to this reluctance. As a result, investment declined, which was fatal for the job market, and unemployment did in fact start to rise again in many countries. The gross domestic product of the euro region increased by a modest 0.8 percent. On the other hand, the U.S. economy expanded by 2.3 percent. At the same time, however, the Japanese economy, the second largest in the world, did not manage to break out of the cycle of weak growth that is now in its tenth year, and economic output contracted by 0.2 percent.

     Economic performance in regions with emerging markets varied considerably. The Latin American economies were down from the previous year, primarily due to the deep-rooted crisis in Argentina and its impact on neighboring countries. On the other hand, the situation in Asia, with the exception of Japan, turned out to be surprisingly positive. This region for the most part lived up to expectations, and the gross domestic product of these countries rose by an average of approximately 5.5 percent. Economic expansion in eastern Europe slowed down, dropping roughly one percentage point to approximately 3 percent.

                              REAL GDP GROWTH in %

                                    (GRAPH)

ROUGH GOING FOR FINANCIAL SERVICES PROVIDERS

     Property & casualty insurance This area of business, and especially industrial insurance, continued to suffer from the effects of September 11, 2001, in the course of the reporting period. Terrorism risks have been reassessed and claims estimates adjusted to take into account the new situation. Premium income from industrial clients continued to increase. In the U.S.A., the world's largest insurance market, this trend persisted throughout the entire year 2002. In preceding years, excess capacity had combined with intense competition to make it essentially impossible to generate risk-adequate premium income. The return to reality with respect to pricing resulted from the financial difficulties of various reinsurers following the terrorist attack in 2001. More than a few found themselves compelled to limit the underwriting capacity made available to primary insurers. This was reflected in a decrease in the availability of insurance for industrial clients. In addition, the disappointing development on the capital market forced property and casualty insurers to calculate more conservatively. Claims ratios showed improvement over the previous year, which was overshadowed by the largest insurance claim ever, the suicide attack on the World Trade Center.

     Premium income from automobile insurance, the most important source of property and casualty business with private customers, was in some cases down from the previous year. The sluggish economy, especially in various major EU countries, resulted in a decrease in vehicle registrations that had a direct impact upon providers of automobile insurance (see chart).

          NEW AUTOMOBILE REGISTRATIONS Change over previous year in %

                                    (GRAPH)

     Life and health insurance The unsolved problems confronting many governmental retirement systems continue to lend fresh impetus to the insurance business. Demographic aberrations in the U.S.A. and Europe and the resultant burden on pay-as-you-go retirement systems have enhanced the image of private retirement insurance. Germany's so-called "Riester" pension plan is a good example. It combines private insurance with governmental support. However, sales of Riester products fell considerably short of industry expectations in their first year on the market. Nevertheless, premium growth in the German life insurance sector did double to approximately 4.5 percent for the year although consumer spending slackened off. This shows that people are concerned about retirement security and are tending to opt for private life and retirement insurance. Life insurance sales in other EU countries were also generally up, but there were exceptions. Although premium income in France rose 2 percent, income from the sale of insurance declined significantly in Spain. In the countries of central and eastern Europe as well as in Asia, newfound prosperity is also fueling the life insurance business, which is of course driven by the demand for private retirement security. The world's life insurance companies were faced with a special challenge in 2002 since they have to maintain the guaranteed returns of their products despite weak stock markets and persistently low interest rates.

     From early 2000 to the end of last year, the yield on ten-year bonds in the euro region dropped by more than one percentage point and ended the reporting period at 4.2 percent. The corresponding decrease was even more pronounced in the U.S.A., where the rate dropped from 6.5 to 3.8 percent during that time. This pushed down yields on new issues. Declining interest rates did cause the prices of fixed-interest securities to rise, but the rise of the bond market did not by any means compensate for the losses incurred on the stock markets during the same period. In the course of this three-year period, the German DAX stock index lost 57 percent of its value, and the U.S. Standard & Poor's 500 Index recorded a loss of just under 40 percent. The Dow Jones dropped 27 percent, the Dow Jones EURO STOXX 50 a hefty 50 percent, and Japan's Nikkei Index no less than 55 percent. Capital market developments presented most life insurance companies with serious problems.

     The problems experienced by the public health insurance system in Germany caused large numbers of people who participated in the system voluntarily to switch to private health insurance. As a result, the industry was once again able to generate premium income in excess of the 5 percent increase recorded a year earlier. The question as to how to handle the uncontrolled cost spiral, notably in the U.S.A., Switzerland and Germany, remains unresolved. Not only governmental health insurers but also private providers are confronted with problems. Allianz Private Health Insurance uses a system to manage its healthcare business and services that has already resulted in substantial savings by eliminating unnecessary outlays. As a result, Allianz has staked out a position of leadership in the German market.

     Asset management This area of business, which parallels and complements life insurance, is also benefiting from the fact that retirement systems are being restructured. For example, the "Riester" pension plan has kindled new interest in company retirement plans in Germany, which has opened up additional growth potential in the area of asset management for corporate clients. The situation is similar in virtually all other EU countries. Asset management is also becoming increasingly important as a vehicle for asset accumulation and retirement benefits in central and eastern Europe as well as in Asia. In the Far East, a steadily growing middle class is stimulating demand for asset-building products, especially in South Korea, Malaysia and Singapore as well as in the major metropolitan centers of China.

     The unfavorable capital market development in 2002 proved an obstacle to these essentially positive conditions underlying Asset Management. Very weak stock markets in the second half of the year intimidated investors and resulted in a change in investment priorities. The trend favored funds which for the most part invest in fixed-interest securities and money market products. On the other hand, stock funds in 2002 once again failed to repeat the very successful performance of the '90s. However, this change in investor preferences is hardly likely to have an unfavorable effect on future growth prospects for asset management business over the long term and will prove temporary. The mere fact that asset managers were on balance still able to record an inflow of funds in a year like 2002 that was so weak in terms of stock performance speaks in favor of this.

     Banks In 2002, this sector experienced considerable difficulties. Defaults on loans and, as a result, higher write-offs due to the lackluster economy took their toll on lending institutions. The downturn had a serious impact on the earnings of the banking industry. The nose dive on the stock markets exacerbated the situation since commission surpluses and trading income dwindled. In particular, business in the area of new issues and merger and acquisition consulting for corporate clients disappeared virtually completely. All this reduced earnings and many financial institutions intensified their cost cutting efforts. Newspapers were full of reports of layoffs and branch office closures in many countries. Germany was especially hard hit by this situation.

CAPITAL MARKETS

     Developments on the capital markets had a strong impact on the activities of Allianz in the areas of insurance, asset management and banking. Since the financial markets failed to calm down in 2002, the effects on sales performance and earnings were significant. This was the third year in a row that fixed-interest securities yielded a higher return than stocks. Clients reacted accordingly and exhibited a preference for low-risk investments that cut across the entire market. This trend boosted the new business of our life insurers, particularly Allianz Leben in Germany and our U.S. subsidiary Allianz Life of North America. Our U.S. fund manager, PIMCO, which specializes in bonds and whose PIMCO Total Return product became the largest fund in the United States in 2002, also benefited from this development.

     Stock markets In the early months of 2002, most stock market indices were still pointing upward. But when the accounting scandals assumed an unprecedented dimension in the spring, investor confidence was shattered. Germany also witnessed numerous cases of illegal manipulation of figures and falsified income statements. An economic environment that repeatedly gave rise to unsettling questions, the threat of war in Iraq and the possibility of a further despicable attack by terrorists smothered all hope of a positive year for the world's stock markets. In fact, the low for the year in October was well below the level following the terrorist attack of September 11, 2001. At year-end 2002, the German DAX index had dropped approximately 44 percent.

The losses suffered by the broad-based U.S. Standard & Poor's 500 index in the U.S.A. pointed in the same direction: this barometer was down 20 percent for the year.

                         STOCK MARKET PERFORMANCE 2002
                            December 31, 2001 = 100

                                    [GRAPH]

     Bond markets The performance of fixed-interest securities was positive. Substantial funds from the stock market were reinvested in the bond market. This resulted in a significant increase in the prices of bonds. Between the spring and September of 2002, the yields on ten-year government bonds in the U.S.A. dropped from 5.3 percent to under 4 percent. The comparable decrease on European bond markets was somewhat less extreme. The yield on such securities fell from
5.2 to 4.4 percent during the same period and ended the year slightly above 4 percent. Both the U.S. Federal Reserve and the European Central Bank reacted to the threats to the economy in the fourth quarter with another half-point cut in the fund rate, which made investment in bonds less attractive within a short-term timeframe.

                      PERFORMANCE OF FIXED INCOME INDEXES
                            December 31, 2001 = 100

                                    [GRAPH]

     Currencies In the course of the reporting period, the euro rebounded against the U.S. dollar after having suffered considerable erosion since its introduction. The euro started its climb in April 2002, when it was at 0.88 U.S. dollars, and caught up with the dollar in the early summer. From July, the euro hovered between 0.96 and 1.02 and ended the year at 1.05 U.S. dollars. In the course of the year, the euro also firmed up against sterling but remained essentially unchanged against the Swiss franc.

                DEVELOPMENT OF FOREIGN EXCHANGE MARKETS IN 2002
                            December 31, 2001 = 100

                                  (LINE GRAPH)

                          OVERALL BUSINESS DEVELOPMENT

CONSOLIDATED BALANCE SHEET (SHORT VERSION)

                                                                2002     2001
                                                                -----    -----
                                                                E BN     E BN
ASSETS
Intangible assets...........................................     18.3     16.9
Investments in affiliated enterprises.......................     11.3     10.2
Investments.................................................    285.3    345.3
Investments held on account and at risk of life insurance
  policy holders............................................     25.7     24.7
Loans and advances to banks.................................     86.8     61.3
Loans and advances to customers.............................    188.1    239.7
Trading assets..............................................    124.8    128.4
Amounts ceded to reinsurers from insurance reserves.........     28.4     31.0
Other assets................................................     83.3     85.4
                                                                -----    -----
TOTAL ASSETS................................................    852.1    942.9
                                                                =====    =====
EQUITY AND LIABILITIES
Shareholders' equity........................................     21.8     31.7
Minority interests in shareholders' equity..................      8.2     17.3
Participation certificates and subordinated liabilities.....     14.2     12.2
Insurance reserves..........................................    305.8    299.5
Insurance reserves for life insurance where the investment
  risk is carried by policyholders..........................     25.7     24.7
Liabilities to banks........................................    137.3    135.4
Liabilities to customers....................................    147.3    177.3
Certificated liabilities....................................     78.8    134.7
Other liabilities...........................................    113.1    110.1
                                                                -----    -----
TOTAL EQUITY AND LIABILITIES................................    852.1    942.9
                                                                =====    =====

CONSOLIDATED INCOME STATEMENT (SHORT VERSION)

                                                                 2002      2001
                                                                ------    ------
                                                                 E BN      E BN
Premiums earned (net).......................................      55.1      52.7
Net interest from banking...................................       4.0       2.4
Income from investments and affiliated enterprises..........      13.2      15.0
Trading income..............................................       1.5       1.6
Fee and commission income, and income resulting from service
  activities................................................       6.1       4.8
Insurance benefits..........................................    - 50.2    - 50.2
Loan loss allowance.........................................     - 2.2     - 0.6
Acquisition costs and administrative expenses...............    - 24.4    - 19.3
Other income/expenses.......................................     - 3.1     - 3.9
Amortization of goodwill....................................     - 1.2     - 0.8
Income before taxes.........................................     - 1.2       1.8
Taxes.......................................................       0.7       0.8
Minority interests in earnings..............................     - 0.7     - 1.0
Net income..................................................     - 1.2       1.6
Earnings per share in E.....................................    - 4.81      6.66

-- IN FISCAL 2002, TOTAL PREMIUM INCOME INCREASED 9.9 PERCENT TO 82.6 BILLION
   EUROS.

-- THE GROUP FINISHED THE YEAR WITH A LOSS OF 1.2 BILLION EUROS.

-- THIS UNSATISFACTORY RESULT WAS ESSENTIALLY DETERMINED BY THE DIFFICULT
   ECONOMIC CLIMATE AND THE WEAKNESS IN THE CAPITAL MARKETS, THE LOSS AT DRESDNER BANK AND BY A NUMBER OF SPECIAL INFLUENCES, IN PARTICULAR CLAIMS FROM THE FLOOD DISASTER, WHICH TOTALED 710 MILLION EUROS. WE ALSO DECIDED TO INCREASE THE RESERVES FOR ASBESTOS AND ENVIRONMENTAL (A&E) EXPOSURE IN THE U.S. BY 762 MILLION EUROS.

-- THE DETERIORATION OF EARNINGS OVERSHADOWED SIGNIFICANT IMPROVEMENTS IN OUR
   OPERATING PERFORMANCE. IN ADDITION TO SUBSTANTIALLY HIGHER REVENUES, THE MAJOR ACHIEVEMENTS WERE A CLEARLY IMPROVED COMBINED RATIO IN PROPERTY AND CASUALTY INSURANCE, THE TRIMMING OF DRESDNER BANK'S ADMINISTRATIVE EXPENSES BY 12.3 PERCENT AND THE GROWTH OF NET INFLOWS IN ASSET MANAGEMENT BY 43 BILLION EUROS.


        EARNINGS PER SHARE                 TOTAL PREMIUM INCOME                TOTAL PREMIUM INCOME
               in E                        BY BUSINESS SEGMENTS                     BY REGIONS
                                                (E82.6 bn)                          (E82.6 bn)
             (GRAPH)
                                                 (GRAPH)                             (GRAPH)


     ASSETS UNDER MANAGEMENT             REVENUES FROM BANKING          RETURN ON EQUITY AFTER TAXES
             in E bn                          BY CATEGORY                           in %
                                               (E7.6 bn)
             (GRAPH)                                                              (GRAPH)
                                                (GRAPH)

-- ALLIANZ HAD TO REPORT A LOSS OF JUST UNDER 1.2 BILLION EUROS IN 2002. A MAJOR
   CONTRIBUTING FACTOR WAS THE EXTRAORDINARILY DIFFICULT SITUATION IN THE ECONOMY AND IN THE CAPITAL MARKETS. ANOTHER PROBLEM WAS THE SHORTFALL OF OPERATING INCOME AT DRESDNER BANK. TO MAKE MATTERS WORSE, OUR PERFORMANCE WAS UNDERMINED BY A NUMBER OF SPECIAL INFLUENCES.

-- THE EFFECTS OF THESE SPECIAL INFLUENCES WERE MAINLY FELT IN THE THIRD
   QUARTER, WHERE THEY COMPLETELY ERODED THE NET EARNINGS OF 1.6 BILLION EUROS REPORTED AT MID-YEAR. DESPITE CLEAR IMPROVEMENTS OF OUR EARNINGS, THE FOURTH QUARTER ENDED WITH A LOSS OF 0.2 BILLION EUROS, MAINLY DUE TO PERSISTENTLY HIGH WRITE-DOWNS ON OUR EQUITY PORTFOLIO. FOR THE FULL FISCAL YEAR 2002, THESE AMOUNTED TO 5.6 BILLION EUROS.

-- THE ABRUPT DETERIORATION OF OUR EARNINGS IN THE THIRD QUARTER, WHICH WAS AS
   DEVASTATING AS IT WAS UNEXPECTED, OVERSHADOWS MAJOR IMPROVEMENTS IN OUR OPERATING BUSINESS. PREMIUM INCOME INCREASED SUBSTANTIALLY IN MANY AREAS. AT THE SAME TIME, WE ACHIEVED A SUBSTANTIAL REDUCTION OF THE COMBINED RATIO IN PROPERTY AND CASUALTY INSURANCE.

-- WE PROPOSE TO PAY OUR SHAREHOLDERS A DIVIDEND OF 1.50 EUROS, THE SAME AMOUNT
   AS DISTRIBUTED IN THE PREVIOUS YEAR.

     Our business performance in 2002 was marred by a combination of negative influences. The downturn in the capital markets forced us to make write-downs on our equity portfolio in the amount of 5.6 billion euros. At the same time, it depressed the trading and commission income of our banking segment. Relatively high fixed costs, particularly in the Corporates & Markets unit, also took their toll. At the same time, loan loss allowances had to be raised substantially because the weak economy increases the probability that borrowers will default. Severe natural catastrophes heavily impacted earnings; the severe flooding in central and eastern Europe alone caused claims of 710 million euros. And finally we had to increase risk provisions for asbestos and environmental (A&E) exposure in the U.S.A. by 762 million euros.

     Unfortunate as they may be, these negative influences reflect only one side of the reality of our business. On the other side, there are significant improvements of our operating performance. Total premium income from the insurance business increased 9.9 percent to 82.6 billion euros. Adjusted for the special effects of the flood disaster and asbestos exposure, the combined ratio fell to 101.7 percent. Administrative expenses at Dresdner Bank were cut by 12.3 percent. And despite the adverse conditions in the capital markets, asset management was able to boost net inflows to 43 billion euros, based on the exchange rates at the end of 2001.

     What is the bottom line of these conflicting trends? Operating improvements were insufficient to compensate the drop in earnings in the third quarter. While we did succeed in reducing the third-quarter loss of 2.5 billion euros to 0.2 billion euros in the fourth quarter, we finished the fiscal year with an overall loss of 1.2 billion euros.

OVERVIEW

                                                                        12/31/2002    12/31/2001
                                                                        ----------    ----------
Gross premium income........................................    E bn        82.6         75.1
Net revenues from banking...................................    E bn         7.6          3.9
Net revenues from asset management..........................    E bn         2.3          2.0
Total revenues..............................................    E bn        92.5         81.0
Earnings before taxes and amortization of goodwill..........    E bn       - 0.1          2.6
Net income..................................................    E bn       - 1.2          1.6
Earnings per share..........................................       E      - 4.81         6.66
Return on equity after taxes................................       %       - 4.4          4.8

EARNINGS

     Total earnings before taxes and amortization of goodwill amounted to a loss of 52 million euros, following a profit of 2.6 billion euros in the previous year. Amortization of goodwill increased to 1,162 (808) million euros, mainly for two reasons:

     -- The Dresdner Bank Group was for the first time consolidated for the full fiscal year.

     -- We increased our interests in the Group companies Allianz
        Lebensversicherungs-AG, Bayerische Versicherungsbank AG and Frankfurter Versicherungs-AG.

Fiscal 2002 produced tax income of 735 million euros. The taxes actually paid by our companies amounted to 844 million euros. But since we were able to capitalize deferred taxes in the amount of 1,653 million euros, which resulted from temporary differences between the figures stated in the balance sheet and their tax basis, we recognized the tax income mentioned above.

     Minority interests in earnings decreased to 0.7 (1.0) billion euros, which brought the total loss for fiscal 2002 to 1.2 billion euros. Earnings per share came to - 4.81 euros.

     Our free float now extends to more than 500,000 shareholders. Even in difficult times, we want to maintain the continuity of our dividend policy and will therefore propose to the Annual General Meeting to distribute a dividend of
1.50 euros per share for 2002, unchanged from last year.

PREMIUM INCOME FROM THE INSURANCE BUSINESS

     Total premium income from the insurance business increased 7.5 billion euros or 9.9 percent to 82.6 billion euros. In property and casualty insurance, revenues were up 2.7 percent while total premium income in life and health insurance increased 18.9 percent. Changes in the scope of consolidation contributed 223 million euros to sales growth.

     Exchange rate fluctuations -- in particular the rise of the euro against the U.S. dollar and the pound sterling -- reduced premium income by 736 million euros. Disregarding consolidation and currency effects, total revenues from the insurance business grew by 10.6 percent.

     In IFRS accounts, which only recognize the cost and risk components of investment-oriented life insurance as premium income, revenue increased 2.5 percent to 63.2 billion euros.

ASSET MANAGEMENT

     Assets under management in the Allianz Group decreased to 1.0 (1.1) trillion euros. Investments for third-party investors, which account for 57 percent of the overall portfolio, decreased 9.5 percent to 561 (620) billion euros. Of this decline, 25 billion euros are attributable to falling prices on the international stock markets, another 77 billion euros to the depreciation of the U.S. dollar against the euro. Net revenues came to 2.3 billion euros.

BANKING

     Net revenues from banking amounted to 7.6 billion euros. This figure includes interest and commission income as well as trading income. The 100 percent increase over the previous year (3.9 billion euros) is due to a special effect: the figures of Dresdner Bank, which almost exclusively determines the development of our banking business, were for the first time included in our annual statements on a full-year basis. In the previous year, the bank was not consolidated until July, 23. On a comparable basis, operating income of Dresdner Bank dropped 18.6 percent, mainly as a result of the weaknesses in the economy and the capital markets. In addition, loan loss provisions in the amount of 2.2 billion euros undermined the earnings performance of the banking segment. To counteract this trend, the comprehensive Turnaround 2003 program was launched in the fall of 2002, which is designed to intensify the initiatives to upgrade efficiency already under way.

SHAREHOLDERS' EQUITY

     At the end of 2002, the shareholders' equity of the Allianz Group came to
21.8 billion euros. This figure takes into account 23,588,411 treasury shares, which reduce shareholders' equity and were acquired at a cost of 6.0 billion euros. Overall, shareholders' equity was down 9.9 billion euros compared with the end of 2001. This is primarily due to the substantially lower balance of unrealized gains and losses, which dropped from 7.2 to 1.0 billion euros, mainly as a result of lower stock market prices.

MARKET CAPITALIZATION

     The continuing downturn in the capital markets also brought down the Allianz share. Insurance stocks clearly underperformed the market average in 2002 because the bear market forced insurers to make substantial write-downs on their investment portfolios. On the final trading day of 2002, the market capitalization of Allianz AG came to 22 billion euros after deduction of treasury shares. That was 42 billion euros or 65.7 percent lower than the comparable 2001 figure. These figures are based on the Xetra closing price on the last trading day of the year, which was 91 euros.

HUMAN RESOURCES

     The total number of employees worldwide increased slightly by 1,705 to 181,651 at the end of 2002. This increase was mainly due to the build-up of our sales network in Germany and the first-time consolidation of recent acquisitions.

RECOMMENDATION FOR APPROPRIATION OF PROFIT

     The Board of Management and the Supervisory Board propose that the available unappropriated earnings of Allianz AG in the amount of 1,164,997,000.00 euros be appropriated as follows:

     -- Distribution of a dividend of 1.50 euros per eligible share

     -- Allocation of 791,088,059.50 euros to other appropriated retained earnings.

The recommendation for appropriation of earnings takes into account own shares held directly or indirectly by the company, which in accordance with the German Stock Corporation Act (clause sec. 71 b AktG) are not entitled to receive a dividend. Further purchases or sales of own shares during the period prior to the Annual General Meeting may increase or decrease the number of shares eligible for dividends. In this case, an amended proposal for the appropriation of profit based upon an unchanged dividend in the amount of 1.50 euros per eligible share will be submitted to the Annual General Meeting for ratification.

Munich, February 27, 2003
Allianz Aktiengesellschaft

The Board of Management

Dr. Schulte-Noelle         Diekmann
Dr. Achleitner             Bremkamp
Dr. Faber                  Dr. Fahrholz
Dr. Hagemann               Dr. Muller
Dr. Perlet                 Dr. Rupprecht
Dr. Zedelius

                        PROPERTY AND CASUALTY INSURANCE

                                                                    2002       2001       2000
                                                                   -------    -------    -------
Gross premiums.........................................    E mn     43,294     42,137     38,382
Claims ratio...........................................       %       78.2       81.1       77.9
Expense ratio..........................................       %       27.5       27.7       27.0
Investment income......................................    E mn     11,734      7,325      8,393
Net income.............................................    E mn      7,207      2,364      3,262
Investments............................................    E mn    137,113    141,388    125,626
Insurance reserves.....................................    E mn     87,557     90,432     81,046

GROSS PREMIUMS(1)

                                                                 2002      2001      2000
                                                                ------    ------    ------
                                                                 E MN      E MN      E MN
Germany.....................................................    12,314    12,644    11,948
France......................................................     4,941     5,392     4,745
Italy.......................................................     4,938     4,585     4,264
Great Britain...............................................     2,699     2,492     2,104
Switzerland.................................................     1,235     1,244     1,160
Spain.......................................................     1,490     1,278     1,073
Netherlands.................................................     1,023       873       557
Ireland.....................................................       860       738       563
Austria.....................................................       852       844       831
Rest of Europe..............................................     2,099     1,801     1,675
NAFTA Region................................................     5,992     6,822     6,300
Asia-Pacific Region.........................................     1,599     1,344       781
South America...............................................       768       962       891
Allianz Global Risks Re.....................................     1,136
Credit insurance............................................     1,579     1,589     1,611
Travel insurance and assistance services....................       808       732       656
Allianz Marine & Aviation...................................     1,424

------------

(1) Before cross-border consolidation

     In the following breakdown according to countries and regions, transactions between reporting units are not consolidated. In order to present a clear picture of our business operations, we have adjusted reported results by eliminating the amortization of goodwill and extraordinary items primarily relating to tax regulations for the year 2000.

-- PREMIUM INCOME FROM PROPERTY AND CASUALTY INSURANCE WAS UP 2.7 PERCENT TO
   43.3 BILLION EUROS.

-- THE COMBINED RATIO DECREASED 3.1 PERCENTAGE POINTS TO 105.7 PERCENT. RESTATED
   TO ELIMINATE ONE-TIME CHARGES IN CONNECTION WITH THE SEVERE FLOODING IN CENTRAL AND EASTERN EUROPE AND THE INCREASE IN RESERVES TO COVER ASBESTOS-RELATED AND ENVIRONMENTAL RISKS, THE COMBINED RATIO AMOUNTED TO
   101.7 PERCENT.

-- NET INVESTMENT INCOME IMPROVED 60 PERCENT TO 11.7 BILLION EUROS, PRIMARILY
   DUE TO INTERCOMPANY TRANSACTIONS. NET INCOME CAME TO 7.2 BILLION EUROS. AFTER RESTATEMENT TO ELIMINATE INTERCOMPANY TRANSACTIONS, NET INCOME AMOUNTED TO
   3.4 BILLION EUROS.

EARNINGS AFTER TAXES(2)

                                                                2002      2001      2000
                                                                -----    -------    -----
                                                                E MN      E MN      E MN
Germany.....................................................    9,235      3,772    2,303
France......................................................      383         31      439
Italy.......................................................      842        395      235
Great Britain...............................................      237         69     - 11
Switzerland.................................................       31        121      199
Spain.......................................................       62         32       41
Austria.....................................................     - 33         16     - 50
Netherlands.................................................       11         34       89
Ireland.....................................................      170        - 4       13
Rest of Europe..............................................     - 29         66        8
NAFTA Region................................................    - 933    - 1,030     - 86
Asia-Pacific Region.........................................     - 17         11       39
South America...............................................       47         29     - 27
Allianz Global Risks Re.....................................    - 257
Credit insurance............................................       16         91      158
Travel insurance and assistance services....................       21          3       24
Allianz Marine & Aviation...................................       17

------------

(2) Earnings after taxes, before amortization of goodwill and minority interests, net of extraordinary tax items in 2000

INVESTMENTS(3)

                                                                 2002       2001       2000
                                                                -------    -------    ------
                                                                 E MN       E MN       E MN
Germany.....................................................    101,384    100,600    80,269
France......................................................     20,468     20,579    18,413
Italy.......................................................     10,402      9,985     9,873
Great Britain...............................................      2,879      2,753     2,376
Switzerland.................................................      3,195      3,735     4,379
Spain.......................................................      1,523      1,420     1,459
Austria.....................................................      1,287      1,397     1,482
Netherlands.................................................      1,886      1,851     2,032
Ireland.....................................................      1,341      1,131     1,082
Rest of Europe..............................................      5,801      3,886     3,670
NAFTA Region................................................     19,522     20,398    18,000
Asia-Pacific................................................      2,199      1,737     1,196
South America...............................................        642        652       527
Allianz Global Risks Re.....................................        219
Credit insurance............................................      2,420      2,562     2,825
Travel insurance and assistance services....................        476        445       416
Allianz Marine & Aviation...................................      1,163

-------------------------

(3) Excluding real estate held for own use as of 2001

     PREMIUM INCOME FROM PROPERTY AND CASUALTY INSURANCE WAS UP 2.7 PERCENT TO
43.3 BILLION EUROS FOR THE YEAR 2002. This represented 51.5 percent of total revenues. The combined ratio decreased 3.1 percentage points to 105.7 percent. After restatement to eliminate the effect of one-time charges in connection with the flood in central Europe and the increase in reserves for asbestos-related and environmental risks in the USA, the combined ratio improved to 101.7 percent. Net income for this segment came to 7.2 billion euros. Restated to eliminate intercompany transactions, this segment contributed 3.4 billion euros to consolidated net income.

     Restated to eliminate the effects of consolidation and currency transactions, PREMIUM INCOME was up 3.2 percent, primarily due to rate increases. However, this gain does not completely reflect the improvement in our business as we also declined to renew many client portfolios that we did not feel would be profitable over the long term. These concerned primarily international corporate clients and clients in the U.S.A. It was possible to offset the resultant decrease in premium income through rate increases.

     The CLAIMS RATIO improved to 78.2 (81.1) percent. This figure would have been significantly better, namely 74.2 percent, if we had been spared the catastrophic floods in central and eastern Europe and did not have to increase reserves for asbestos-related and environment claims in the U.S. Comparison of this figure with the 2001 claims ratio, which came to 76.7 percent without taking into account the extraordinary impact of the attack on the World Trade Center, also shows significant operational improvement. This improvement resulted from premium adjustments, especially in the area of automobile insurance, and the fact that the claims frequency (average number of claims per policy) remains favorable in many markets.

     The EXPENSE RATIO showed virtually no change from the previous year and came to 27.5 (27.7) percent. The cost involved in building up the insurance marketing activities of Dresdner Bank was offset by increased efficiency on the part of many Group companies.

     NET INVESTMENT INCOME amounted to 11.7 billion euros. After elimination of intercompany transactions, net investment income comes to 7.8 billion euros. This figure reflects write-offs on securities in our portfolio in the amount of
2.3 billion euros. Interest for financing activities came to 1.2 billion euros.

     EARNINGS before taxes and amortization of goodwill increased 5.1 billion euros to 7.9 billion euros. After amortization of goodwill, taxes and minority interests, net income increased to 7.2 (2.4) billion euros. After elimination of intercompany transactions, the result fell to 3.4 billion euros.

GERMANY

-- WE SERVE THIS MARKET THROUGH THE COMPANIES OF ALLIANZ SACHGRUPPE DEUTSCHLAND
   (SGD). WITH REVENUES OF 9.8 BILLION EUROS, SGD IS THE LEADING PROVIDER OF PROPERTY AND CASUALTY INSURANCE IN GERMANY.

-- ALLIANZ AG, WHICH FUNCTIONS BOTH AS THE GROUP'S MANAGEMENT HOLDING COMPANY
   AND AS ITS REINSURER, GENERATED PREMIUM INCOME IN THE AMOUNT OF 5.6 BILLION EUROS.

GROSS PREMIUMS

                                                                2002(*)     2001       2000
                                                                -------    -------    -------
                                                                 E MN       E MN       E MN
Allianz Sachgruppe Deutschland..............................      9,782     10,075      9,576
Allianz AG..................................................      5,600      5,687      5,587
Consolidation property and casualty insurance in Germany....    - 3,068    - 3,118    - 3,215
                                                                -------    -------    -------
PROPERTY AND CASUALTY INSURANCE IN GERMANY..................     12,314     12,644     11,948
                                                                =======    =======    =======

------------

(*) Excluding Allianz Marine & Aviation from 2002 on.

     Excluding revenues of Allianz Marine & Aviation insurance AG and Allianz Global Risks Ruckversicherungs-AG, which will be reported separately for the first time this year, we generated premium income in the amount of 12.3 billion euros.

EARNINGS AFTER TAXES AND BEFORE AMORTIZATION OF GOODWILL

                                                                2002(*)    2001     2000
                                                                -------    -----    -----
                                                                 E MN      E MN     E MN
Allianz Sachgruppe Deutschland..............................     1,883     1,660      835
Allianz AG..................................................     9,513     2,516    1,818
SUBTOTAL....................................................    11,396     4,176    2,653
Consolidations
  Profit transfer...........................................     1,373       284      303
  Dividends, other..........................................       788       120       47
PROPERTY AND CASUALTY INSURANCE IN GERMANY..................     9,235     3,772    2,303

------------

(*) Excluding Allianz Marine & Aviation from 2002 on.

     EARNINGS AFTER TAXES jumped to 9.2 (3.8) billion euros, primarily due to realized capital gains on shares in connection with the acquisition of Dresdner Bank.

SACHGRUPPE DEUTSCHLAND

                                                                      2002(1)     2001       2000
                                                                      -------    -------    ------
Gross premiums............................................    E mn      9,782     10,075     9,576
Claims ratio..............................................       %       73.5       70.9      72.2
Expense ratio.............................................       %       28.0       26.8      25.4
Earnings after taxes(2)...................................    E mn    1,883.5    1,659.9     835.2
Investments...............................................    E mn     21,298     22,007    23,476
Employees.................................................             32,862     31,384    29,998

------------

(1) Excluding Allianz Marine & Aviation from 2002 on.

(2) Before profit transfer

     As of the 2002 fiscal year, Allianz Marine & Aviation is no longer part of SGD. We include European Marine & Aviation activities in a business unit that we now report on separately. Excluding the results of Allianz Marine & Aviation, SGD PREMIUM INCOME increased 1.1 percent to 9.8 billion euros. As a result, despite a difficult market situation we succeeded in achieving a slight increase in revenues, primarily through higher automobile insurance rates. This insurance segment grew 1.6 percent. Accident insurance increased 2.9 percent.

     The CLAIMS RATIO deteriorated to 73.5 (70.9) percent as a result of the high payouts following the severe flooding in 2002, which totaled 330 million euros (after reinsurance). If these claims are eliminated, the claims ratio comes to a low 68.4, an improvement of 2.5 percentage points compared with the previous year's figure.

     One-time charges for company retirement benefits, investments in expansion of marketing activities and the expense of integrating Dresdner Bank had a negative impact on the EXPENSE RATIO, which increased 1.2 percentage points to
28.0 percent.

     SGD INVESTMENTS at the end of the year amounted to 21.3 billion euros. The corresponding income came to 2.4 billion euros, up from 0.5 billion euros a year earlier. This improvement was primarily due to capital gains on shares sold in the context of the acquisition of Dresdner Bank.

     SGD's EARNINGS after taxes rose to 1.9 (1.7) billion euros.

     PREMIUM INCOME from the reinsurance activities of ALLIANZ AG decreased to
5.6 (5.7) billion euros, primarily for two reasons:

     -- On the one hand, as of January 1, 2002, new risks from business with international corporate clients, i.e., from the portfolio of major international clients, was not reinsured by Allianz AG but rather by Allianz Global Risks Ruckversicherungs-AG (AGR). This resulted in a decrease in premium volume (gross) by approximately 450 million euros. This measure primarily affected the reinsurance of industrial risks, i.e., fire, liability, transportation, technology and business interruption;

     -- On the other hand, other contracts were switched from proportional to non-proportional coverage. This decision did indeed lower premium income for 2002 but should have a noticeably positive effect on earnings in the years to come.

ALLIANZ AG

                                                                      2002       2001       2000
                                                                     -------    -------    -------
Gross premiums...........................................    E mn      5,600      5,687      5,587
Claims ratio.............................................       %       75.3       86.3       75.7
Expense ratio............................................       %       28.8       26.9       21.9
Earnings after taxes.....................................    E mn    9,512.9    2,516.4    1,817.5
Investments..............................................    E mn     88,431     83,751     61,972

     In absolute terms, revenues of Allianz AG decreased, but premium income from the remaining reinsurance business rose, in some cases significantly, as premiums and conditions were adjusted to take into account the difficult market situation immediately following the attack on the World Trade Center.

     The CLAIMS RATIO dropped to 75.3 (86.3) percent. This improvement would have been considerably greater if it were not for a series of extremely severe natural catastrophes in the year 2002: storms and hail in Germany in the spring, the severe flooding in central Europe in the summer, Hurricane Isidore over Mexico in September and in October Windstorm Jeanett in western Europe. Insured losses caused by the severe flooding, Isidore and Jeanett alone totaled approximately 227 million euros. A reinsurance contract with Fireman's Fund Insurance Company calls for this company to cede reserves for asbestos-related and environmental risks in return for a portfolio entry in the amount of 1.2 billion euros. In exchange, Allianz AG extends reinsurance cover of up to a maximum 2.16 billion U.S. dollars. The reserves are determined on the basis of two external reports. Both confirmed a survival ratio of 13 years, which means that sufficient funds have been allocated to cover claims arising from these risks over this period. The survival ratio was based on payouts that have already been made, but extraordinary effects in the area of environmental liability have been eliminated.

     The EXPENSE RATIO increased 1.9 percentage points to 28.8 percent. This ratio essentially reflects reinsurance commissions. Expenses incurred in connection with the integration of Dresdner Bank also had an effect.

     Transactions made at the beginning of the year in connection with the acquisition of Dresdner Bank as well as the sale of other shares resulted in high capital gains, which drove NET INVESTMENT INCOME to 9.5 (3.1) billion euros.

     EARNINGS after taxes improved to 9.5 (2.5) billion euros. After restatement to eliminate intercompany transactions, earnings come to 5.6 billion euros.

     We assume that SGD revenues will in the course of the CURRENT FISCAL YEAR keep pace with the market and that the claims ratio will decrease further, especially since claims arising from natural disasters are likely to decline. We also hope to push the combined ratio below 100 percent again. The elimination of further unprofitable business from our portfolios and ongoing cost-reduction measures make it reasonable to assume that this will be possible. We also want to expand the reinsurance activities of Allianz AG in 2003. Higher rates, more favorable conditions and improvement in earnings from insurance activities should generally boost this area of business although income from investment activities cannot be expected to reach the previous year's level.

FRANCE

-- STARTING IN THE 2002 FISCAL YEAR, THE FINANCIAL RESULTS OF ALLIANZ MARINE &
   AVIATION FRANCE WILL BE COMBINED WITH THOSE OF ALLIANZ MARINE & AVIATION DEUTSCHLAND AND INCLUDED IN A SEPARATE REPORT.

-- AGF REPORTED PREMIUM INCOME OF 4.9 (5.4) BILLION EUROS.

-- THIS ALLIANZ COMPANY RANKS THIRD AMONG FRENCH PROPERTY AND CASUALTY INSURERS.

     The 9.7 percent gain in PREMIUM INCOME year-on-year was due primarily to rate adjustments. We were able to raise premiums in the commercial area, especially in the case of major clients, as well as in the area of consumer policies. In particular, increases in the prices of private automobile and household insurance contributed to the gain in revenues.

     Cooperation with Credit Lyonnais remains good. Premium income from our joint subsidiary, Assurances Federales, rose 16.4 percent to 81.7 million euros. The introduction of a new accident insurance product for private customers was a big success, and nearly 50,000 policies were sold in the course of the reporting period.

     The CLAIMS RATIO, which was negatively affected by business through agents, increased to 84.5 (83.0) percent. Reserves for claims from previous years were increased. It was not possible to compensate for the resultant increase in the claims ratio improvement in commercial business.

     The EXPENSE RATIO decreased 2.9 percentage points to 26.4 percent. This reflected the successful conclusion of the consolidation of IT systems.

     NET INVESTMENT INCOME came to 701 million euros.

     EARNINGS after taxes benefited from tax income and increased to 383 million euros, up from 31 million euros a year earlier.

FRANCE

                                                                       2002(*)     2001      2000
                                                                       -------    ------    ------
Gross premiums.............................................    E mn     4,941      5,392     4,745
Claims ratio...............................................       %      84.5       83.0      85.8
Expense ratio..............................................       %      26.4       29.3      28.3
Earnings after taxes.......................................    E mn     383.0       30.9     439.2
Investments................................................    E mn    20,468     20,579    18,413
Employees..................................................            13,797     14,313    14,260

------------

(*) Excluding Allianz Marine & Aviation from 2002 on.

     AGF's income performance is expected to at least keep pace with the market in the CURRENT FISCAL YEAR. Growth of 6 percent is projected for the French property and casualty insurance market. Leaner and more efficient workflows will continue to reduce our expense ratio. We have eliminated especially claims-prone portfolios in the commercial and private areas and further rate increases will take hold. As a result, we expect a more favorable claims ratio in the years to come.

ITALY

-- WE ARE REPRESENTED ON THE ITALIAN MARKET BY THE PROPERTY AND CASUALTY
   INSURANCE COMPANIES OF THE RAS GROUP AND LLOYD ADRIATICO.

-- THESE COMPANIES GENERATED TOTAL PREMIUM INCOME OF 4.9 BILLION EUROS.

-- THEY NOW RANK THIRD IN ITALY.

     PREMIUM INCOME of the RAS Group rose 7.9 percent to 3.7 billion euros. Lloyd Adriatico, which is primarily involved in automobile insurance, recorded premium growth of 7.2 percent to 1.3 (1.2) billion euros. This gain was driven by automobile insurance, which contributed 230 million euros of the total increase of 353 million euros. Although our companies have adopted a selective underwriting policy, they were nevertheless able to increase the number of vehicles insured.

     The premium growth of our Italian direct insurer, Genialloyd (formerly Lloyd 1885), remains very encouraging. The company increased revenues by 60 percent to 111 million euros. Of this amount, 44 million euros was generated through the Internet; which makes Genialloyd Italy's undisputed leader in online insurance.

     The overall CLAIMS RATIO of our Italian companies continued to improve. As a result, the risk-based underwriting policy they have been applying for years is paying off. The application of stringent criteria to the sale of automotive policies and the use of quality controls to manage insurance portfolios have once again resulted in a reduction in the claims frequency. Whereas Lloyd Adriatico's claims ratio neared last year's good performance of 69.3 (68.5), the claims ratio of the RAS Group decreased to 76.8 (79.7) percent.

     At 23.9 (23.7) percent, the EXPENSE RATIO of the RAS Group showed virtually no change over the previous year although the company had invested in measures to revamp its brand image. Lloyd Adriatico was once again able to improve its expense ratio, which came to 18.9 (19.2) percent, primarily due to an increase in revenues.

     NET INVESTMENT INCOME of the RAS Group rose to 1,033 (491) million euros following the disposal of a large share of the company's real estate holdings. Lloyd Adriatico recorded net investment income in the amount of 69 (91) million euros.

RAS GROUP

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    3,663    3,396    3,114
Claims ratio................................................       %     76.8     79.7     78.1
Expense ratio...............................................       %     23.9     23.7     22.3
Earnings after taxes........................................    E mn    741.8    284.9    172.9
Investments.................................................    E mn    7,975    7,735    7,669
Employees...................................................            5,029    5,300    5,211

LLOYD ADRIATICO

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    1,275    1,189    1,150
Claims ratio................................................       %     69.3     68.5     77.0
Expense ratio...............................................       %     18.9     19.2     19.4
Earnings after taxes........................................    E mn    100.6    109.7     62.0
Investments.................................................    E mn    2,427    2,250    2,204
Employees...................................................            1,316    1,321    1,325

     EARNINGS after taxes of our Italian operations increased to 842 (395) million euros, which reflects the significant effect of the sale of real estate. The RAS Group generated 742 (285) million euros in earnings and Lloyd Adriatico 101 (110) million euros.

     We expect the CURRENT FISCAL YEAR to produce continued growth in our Italian property and casualty insurance business as well as further improvement in the combined ratio. Our companies' earnings are also expected to show further improvement. RAS has offered to buy back 7 percent of the company's outstanding share capital from shareholders. This offer applied for a limited period, namely, from December 9, 2002, to January 10, 2003. Unlike other RAS shareholders, we did not take advantage of this offer, and as a result of this transaction we now hold 55.4 percent interest in the company.

GREAT BRITAIN

-- OUR CORNHILL SUBSIDIARY RANKS SIXTH IN THE BRITISH PROPERTY AND CASUALTY
   INSURANCE MARKET.

-- THIS SUBSIDIARY ACHIEVED A SUBSTANTIAL 2.7 BILLION EUROS INCREASE IN PREMIUM
   INCOME.

     In local currency, we achieved REVENUE GROWTH of 10.5 percent. Although almost all segments contributed to this success, the improvement in the commercial and industrial areas was especially striking. For the most part, rate adjustments provided the upward momentum, including higher rates for automobile insurance.

     Our pricing policy and our decision to forego unprofitable business resulted in an improvement of 4.4 percentage points in the CLAIMS RATIO, to 68.8 percent.

     Despite high premium growth, we kept administrative expense under control, which improved the EXPENSE RATIO 1.1 percentage points to 29.5 percent.

     NET INVESTMENT INCOME came to 248 (184) million euros. This increase resulted from high capital gains.

     As a result of the successful performance of our insurance and investment activities, EARNINGS after taxes tripled to 237 (69) million euros.

CORNHILL

                                                                        2002     2001      2000
                                                                        -----    -----    ------
Gross premiums..............................................    E mn    2,699    2,492     2,104
Claims ratio................................................       %     68.8     73.2      83.5
Expense ratio...............................................       %     29.5     30.6      33.4
Earnings after taxes........................................    E mn    236.9     69.0    - 11.3
Investments.................................................    E mn    2,879    2,753     2,376
Employees...................................................            4,121    3,992     3,717

     For the CURRENT FISCAL YEAR, we expect moderate premium growth and further improvement in the combined ratio.

SWITZERLAND

-- ALLIANZ SUISSE VERSICHERUNGS-GESELLSCHAFT IS OUR PROPERTY AND CASUALTY
   INSURER IN SWITZERLAND.

-- WITH REVENUES OF 1.2 BILLION EUROS, ALLIANZ SUISSE VERSICHERUNGS-GESELLSCHAFT
   RANKS THIRD IN THE SWISS MARKET.

     At 1.2 billion euros, PREMIUM INCOME approached last year's level despite the restructuring of both the group health insurance and the accident insurance activities.

     A lower claims frequency and the restructuring of our group health insurance business, which had to absorb high payouts last year, reduced the CLAIMS RATIO to 76.3 (79.8) percent.

     The EXPENSE RATIO improved to 24.3 (27.2) percent, primarily due to lower commissions.

     NET INVESTMENT INCOME was down. Substantial write-offs on portfolio holdings, namely, equities, and realized capital losses completely offset income from investments.

     As a result, EARNINGS after taxes dropped to 31 (121) million euros.

ALLIANZ SUISSE

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    1,235    1,244    1,160
Claims ratio................................................       %     76.3     79.8     74.2
Expense ratio...............................................       %     24.3     27.2     30.0
Earnings after taxes........................................    E mn     31.0    120.5    198.5
Investments.................................................    E mn    3,195    3,735    4,379
Employees...................................................            2,887    3,186    3,243

     In the CURRENT FISCAL YEAR, product improvements are expected to stimulate premium growth. We plan to improve the efficiency of our sales organization in order to achieve an even lower expense ratio. On the whole, we are confident that the measures we have taken will produce the desired results and that our Swiss company will report significantly better earnings performance for the year 2003.

ALLIANZ RISK TRANSFER

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Gross premiums..............................................    E mn      512      506      479
Claims ratio................................................       %     55.5     77.5     65.9
Expense ratio...............................................       %     22.6     26.2     31.4
Earnings after taxes........................................    E mn     32.8     34.3     47.0
Investments.................................................    E mn    1,153    1,139    1,043
Employees...................................................               30       28       28

     Revenues of our ALLIANZ RISK TRANSFER (ART) company were up 1.2 percent to 512 million euros, with 365 million euros generated by conventional reinsurance and 147 million euros by alternate risk solutions. Revenues in this area of our business increased 44 percent. This area involves comprehensive risk management solutions for companies in the service, financial and industrial sectors. These products bundle financial and insurance expertise.

     The CLAIMS RATIO showed considerable improvement -- due in part to positive performance in the area of claim adjustment and settlement -- and dropped dramatically to 55.5 (77.5) percent.

     The EXPENSE RATIO was down 3.6 percentage points to 22.6 percent, primarily due to lower commissions.

     Overall, EARNINGS after taxes were down slightly to 33 (34) million euros, chiefly because of significantly lower investment income.

     However, we expect alternative risk solutions to produce double-digit growth for the CURRENT FISCAL YEAR, while revenues from our traditional reinsurance activities essentially stagnate.

SPAIN

-- PREMIUM INCOME OF ALLIANZ COMPANIA DE SEGUROS Y REASEGUROS, OUR PROPERTY AND
   CASUALTY INSURER, AND OUR DIRECT INSURER, FENIX DIRECTO, INCREASED 16.6 PERCENT TO 1.5 BILLION EUROS.

-- TOGETHER, THESE TWO COMPANY RANK SECOND IN THE SPANISH MARKET.

     The 16.6 percent increase in PREMIUM INCOME was significantly higher than the 11 percent estimated for the average market and can be attributed to well-structured and efficient marketing activities. In 2002, the representive network was woven more tightly and rendered more efficient. The chief growth driver was automobile insurance, which contributed two-thirds to revenues.

     A risk-based premium structure combined with a restrictive underwriting policy in the automobile insurance segment to reduce the claims frequency. As a result, the CLAIMS RATIO improved 1.7 percentage points to 77.0 percent.

     Tighter work processes lowered the EXPENSE RATIO further to 20.6 (21.2) percent.

     NET INVESTMENT INCOME dropped to 49 (59) million euros.

     EARNINGS after taxes improved substantially to 62 (32) million euros.

SPAIN

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    1,490    1,278    1,073
Claims ratio................................................       %     77.0     78.7     81.1
Expense ratio...............................................       %     20.6     21.2     23.8
Earnings after taxes........................................    E mn     61.7     31.7     40.7
Investments.................................................    E mn    1,523    1,420    1,459
Employees...................................................            2,248    2,030    2,159

     In the CURRENT FISCAL YEAR, the turbulent growth in the area of automobile insurance can be expected to slacken somewhat. However, we expect brisk demand for other property insurance products and assistance services. Double-digit revenue growth is projected for these areas. Overall, Allianz Seguros plans to grow more strongly than the market again in 2003. We are counting on our brand image and further expansion of our marketing structure to achieve this. We also expect further improvement in the combined ratio.

REST OF EUROPE

-- WE ALSO MARKET PROPERTY AND CASUALTY INSURANCE IN AUSTRIA, THE NETHERLANDS,
   IRELAND, BELGIUM, PORTUGAL, LUXEMBOURG AND GREECE. WE ARE ALSO REPRESENTED IN HUNGARY, SLOVAKIA, THE CZECH REPUBLIC AND POLAND. IN ADDITION, WE UNDERWRITE PROPERTY AND CASUALTY INSURANCE IN CROATIA, BULGARIA, ROMANIA AND RUSSIA.

-- OUR LOCAL COMPANIES RANK AMONG THE FIVE LEADING INSURERS IN MOST OF THESE
   MARKETS.

     PREMIUM INCOME in the rest of Europe rose 13.6 percent to 4.8 billion euros. With premium income of 1 billion euros, the Netherlands delivered the best performance, followed by Ireland with 860 million euros and Austria with 852 million euros. In the Netherlands, we achieved especially high premium growth through rate adjustments as well as through reinforcement of our position in the international market for fire insurance and brisk new business in the area of automobile insurance.

     We increased premium income in central and eastern Europe by nearly 30 percent to 1.2 billion euros. This figure includes the premium income of Slovenska poist'ovna on a pro rata temporis basis, which came to 72 million euros. The accounts of this company were consolidated as of July 22, 2002. Slovenska reported revenues of 158 million euros for the entire 2002 fiscal year. This company is the leader in its market and was acquired from the Slovakian government.

REST OF EUROPE
GROSS PREMIUMS BY COUNTRY

                                                                2002     2001     2000
                                                                -----    -----    -----
                                                                E MN     E MN     E MN
Netherlands.................................................    1,023      873      557
Ireland.....................................................      860      738      563
Austria.....................................................      852      844      831
Belgium.....................................................      362      391      393
Portugal....................................................      263      235      242
Luxembourg..................................................      194      176      133
Greece......................................................       66       62       75
Denmark.....................................................       --       --       41
                                                                -----    -----    -----
SUBTOTAL WESTERN AND SOUTHERN EUROPE........................    3,620    3,319    2,835
                                                                -----    -----    -----
Hungary.....................................................      511      411      340
Czech Republic..............................................      213      173      181
Slovakia....................................................      158       45       47
Poland......................................................      128      137      116
Rumania.....................................................       93       71       18
Bulgaria....................................................       56       45       39
Croatia.....................................................       38       37       37
Russia......................................................       17       18       13
                                                                -----    -----    -----
SUBTOTAL CENTRAL AND EASTERN EUROPE.........................    1,214      937      791
                                                                -----    -----    -----
TOTAL.......................................................    4,834    4,256    3,626
                                                                =====    =====    =====

     Claim payouts were very negatively impacted by the severe flooding, which primarily affected our companies in Austria and the Czech Republic. However, EARNINGS after taxes rose to 119 (112) million euros due to high capital gains on investments of our companies in Ireland.

     We continue to expect our companies in the major markets of central and eastern Europe to achieve double-digit premium growth. Measures taken to improve cost efficiency can be expected to produce the desired results in the short term and contribute to earnings improvement for the CURRENT FISCAL YEAR.

NAFTA REGION

-- FIREMAN'S FUND INSURANCE COMPANY (FFIC) IS OUR MOST IMPORTANT SOURCE OF
   REVENUES IN THE NAFTA REGION (NORTH AMERICAN FREE TRADE AGREEMENT).

-- THE ALLIANZ INSURANCE COMPANY (AIC), WHICH SERVES MAJOR INTERNATIONAL
   CLIENTS, RANKS AMONG THE LARGEST INSURANCE COMPANIES IN THIS REGION. IT HAS BEEN INTEGRATED INTO ALLIANZ GLOBAL RISKS.

-- ALLIANZ INSURANCE COMPANY OF CANADA SERVES THE CANADIAN MARKET.

-- OUR ALLIANZ MEXICO COMPANIA DE SEGUROS S. A. IS ACTIVE IN THE MEXICAN MARKET.

     PREMIUM INCOME in the NAFTA region dropped 12.2 percent to 6 billion euros. Expressed in local currency, the comparable figure is 6.2 percent.

     The decrease in revenues can be primarily attributed to the fact that FFIC has severed business relationships that showed no prospect of profitability. The reorganization of FFIC's client portfolio, which was started back in 2001, has produced significant improvement in the operating results of FFIC's core activities. These activities include insurance for commercial clients and high-net-worth individuals, transportation and crop insurance and insurance of special risks.

     Setting aside the influence of stop-loss reinsurance, the combined ratio in these areas of business improved significantly from 119 to 105 percent, primarily as a result of a selective underwriting policy and rate increases. On the basis of the expertise commissioned by us, we doubled our reserves for asbestos-related and environmental risks (A&E reserves) to 1.2 billion euros. In terms of the ratio between reserves and the corresponding risks we are now one of the leading insurers in this market. As a result the CLAIMS RATIO increased to 94.1 (84.7) percent.

FIREMAN'S FUND INSURANCE COMPANY

                                                                       2002       2001       2000
                                                                      -------    -------    ------
Gross premiums............................................    E mn      4,547      5,366     4,849
Claims ratio..............................................       %       94.1       84.7      88.6
Expense ratio.............................................       %       34.5       29.6      30.3
Earnings after taxes......................................    E mn    - 666.1    - 356.7      39.5
Investments...............................................    E mn     10,198     12,053    10,928
Employees.................................................              5,707      7,093     8,437

     Rigorous cost management, which also involved the shedding of over 2,500 jobs since the year 2000, resulted in savings at the operational level in 2002. Nevertheless, the EXPENSE RATIO deteriorated to 34.5 (29.6) percent due to severance settlements and the fact that a larger share our business involves higher closing costs.

     FFIC reduced the percentage of equities in its investment portfolio from approximately 20 to 8 percent in the spring of 2002 in order to limit trading losses. However, write-offs and realized capital losses totaled 496 million euros.

     As a result, FFIC's LOSS after taxes came to 666 (357) million euros.

     Premium income of AIC, which primarily serves major clients, increased 11.4 percent to 765 million euros. The company ended the year with a loss of 49 million euros. New management has given AIC a new sense of direction. The company introduced rate increases of 10 percent in the current fiscal year and continues to dispose of unprofitable business. These and other measures can be expected to bring AIC back into the profit zone.

     Allianz Insurance Company of CANADA generated premium income in the amount 549 (539) million euros. MEXICAN revenues came to 132 million euros.

NAFTA

                                                                     2002        2001        2000
                                                                    -------    ---------    ------
Gross premiums..........................................    E mn      5,992        6,822     6,300
Claims ratio............................................       %       94.6         99.9      87.9
Expense ratio...........................................       %       32.9         29.2      29.6
Earnings after taxes....................................    E mn    - 933.1    - 1,029.9    - 86.1
Investments.............................................    E mn     19,522       20,398    18,000
Employees...............................................              7,140        8,585     9,976

     Poor investment performance, high reserves for asbestos-related and environmental risks and the fact that our restructuring measures are only now starting to bite meant that our activities in the NAFTA region once again recorded a LOSS for the year. This loss came to 933 million euros. In the CURRENT FISCAL YEAR, we will continue to pursue a selective underwriting policy. Premium income will increase only slightly. We expect our core activities to generate a profit.

ASIA-PACIFIC REGION

-- WE ARE REPRESENTED BY SUBSIDIARIES OR JOINT VENTURES IN ALMOST ALL MARKETS IN
   THIS REGION, WHICH OFFERS CONSIDERABLE POTENTIAL FOR GROWTH.

-- OUR TOTAL REVENUES IN THE ASIA-PACIFIC REGION AMOUNTED TO 1.6 BILLION EUROS.

     PREMIUM INCOME showed a substantial increase in nearly all markets in which we are active. Allianz Australia is our largest company by far in this region. Despite a difficult market, this company was able to increase premium income by 11 percent to an impressive 1.2 billion euros. At the same time, the company's combined ratio improved by 3.6 percentage points to 104.2 percent.

     However, investment income suffered from high realized capital losses due to the downscaling of the company's equity portfolio, the company ended the year with a loss of 27 million euros.

     In January 2002, we acquired a 98 percent interest in Malaysia British Assurance Berhad in. This Malaysian company now operates under the name Allianz General Insurance Malaysia. With premium income in the amount of 133 million euros, it is the second largest company in its market and our second-largest property and casualty insurer in the region. The company's earnings after taxes came to 6 million euros. We also started to underwrite property and casualty insurance in South Korea in 2002.

     Taken together, our companies in the Asia-Pacific region reported a LOSS after taxes of 17 million euros following a profit of 11 million euros a year earlier.

ASIA-PACIFIC
GROSS PREMIUMS BY COUNTRY

                                                                2002     2001     2000
                                                                -----    -----    ----
                                                                E MN     E MN     E MN
Australia...................................................    1,163    1,048    557
Malaysia....................................................      133       48     --
Taiwan......................................................      101       89     83
Indonesia...................................................       65       55     40
Japan.......................................................       52       46     47
China.......................................................       42       35     26
Singapore...................................................       33       17     23
Laos........................................................        7        6      5
Korea.......................................................        3       --     --
                                                                -----    -----    ---
TOTAL.......................................................    1,599    1,344    781
                                                                =====    =====    ===

     In the course of the CURRENT FISCAL YEAR, we will continue to expand our presence in the Asia-Pacific region. We have started to market property insurance in the province of Canton in southern China. On the whole, we anticipate very satisfactory revenue growth.

SOUTH AMERICA

-- IN SOUTH AMERICA, WE ARE PRESENT IN ARGENTINA, BRAZIL, CHILE, COLOMBIA AND
   VENEZUELA.

-- TOTAL PREMIUM INCOME IN THESE COUNTRIES AMOUNTED TO 768 MILLION EUROS.

SOUTH AMERICA
GROSS PREMIUMS BY COUNTRY

                                                                2002    2001    2000
                                                                ----    ----    ----
                                                                E MN    E MN    E MN
Brazil......................................................    336     355     390
Colombia....................................................    222     267     165
Venezuela...................................................    106     126     134
Chile.......................................................     61      76      76
Argentina...................................................     43     138     126
                                                                ---     ---     ---
TOTAL.......................................................    768     962     891
                                                                ===     ===     ===

     Brazil contributed 336 million euros in PREMIUM INCOME to rank first among our South America companies. Colombia followed with revenues of 222 million euros. Due to the economic situation in Argentina, we decided to significantly down-scale our business in that country.

     The COMBINED RATIO for South America declined to 101.8 (103.4) percent. Although our company in Argentina incurred a loss in the amount of 5 million euros due to the economic crisis, our subsidiaries in the other South American countries all produced positive operating results. Earnings after taxes were up significantly to 47 (29) million euros.

     In Venezuela and Argentina, it is likely that major political decisions will determine how the economy develops.

ALLIANZ GLOBAL RISKS RUCKVERSICHERUNGS-AG

-- ALLIANZ GLOBAL RISKS RUCKVERSICHERUNGS-AG HAS BEEN IN EXISTENCE SINCE JANUARY
   1, 2002. THIS COMPANY HANDLES ALL BUSINESS WITH OUR MAJOR INTERNATIONAL CLIENTS.

-- GROSS PREMIUM INCOME AMOUNTED TO 1.1 BILLION EUROS.

     Why did we found this company? We want to use centralized controls and uniform, mandatory underwriting guidelines to achieve sustainable profitability in this difficult business segment.

     The CLAIMS RATIO came to 100.8 percent. Claims in connection with the severe flooding in central and eastern Europe and reserves for potential risks from the year 2002 depressed this ratio. In addition, high reinsurance expenses had a negative effect on the first year of operation. At 77.9 percent, on the other hand, the gross claims ratio was significantly better.

     The EXPENSE RATIO, which also reflects the effects of significant one-time expense incurred to build up business, came to 41.7 percent.

     NET INVESTMENT INCOME in the first year of operation was low, as was to be expected. Allianz Global Risks Ruckversicherungs-AG recorded an after-tax LOSS in the amount of 257 million euros.

ALLIANZ GLOBAL RISKS RUCKVERSICHERUNGS-AG

                                                                         2002
                                                                        -------
Gross premiums..............................................    E mn      1,136
Claims ratio (net)..........................................       %      100.8
Expense ratio (net).........................................       %       41.7
Earnings after taxes........................................    E mn    - 256.7

     We plan to achieve dynamic growth in premium income for the CURRENT FISCAL YEAR, to some extent through higher rates, and expect to move into the profit zone.

CREDIT INSURANCE

-- WE PROVIDE GLOBAL CREDIT INSURANCE THROUGH EULER & HERMES S. A. IN PARIS.

-- WITH A 37 PERCENT SHARE OF THE WORLD MARKET, WE ARE THE WORLD'S LEADING
   CREDIT INSURER.

     Within the consolidated credit insurance group, EULER concentrates on the core markets France, Great Britain, Italy, Belgium, Spain, the Netherlands, Luxembourg, the U.S., Canada and South America.

     HERMES is the Group company that handles credit insurance in Germany, Switzerland, Austria, Scandinavia, central and eastern Europe, Portugal and the Asia-Pacific region.

     In addition, EULER handles our factoring activities worldwide and HERMES our bond and surety business.

     PREMIUM INCOME was down 0.6 percent to 1.6 billion euros. This was primarily due to the weak economy, which reduced the income of our clients worldwide. In addition, we took a more selective approach towards underwriting credit insurance risks than had previously been the case. We also severed business relationships with no prospects for profitability.

     Despite the reorganization of our portfolio, the CLAIMS RATIO increased 4.1 percentage points to 72.1 percent. Major claims and a large number of insolvencies due to the situation of the economy depressed this figure.

     The abrupt drop of 9.8 percentage points in the EXPENSE RATIO to 34.2 percent can be explained primarily through the introduction of consistent cost assignment in the context of the integration of EULER and HERMES. Our cost-reduction measures also contributed to this improvement.

     NET INVESTMENT INCOME dropped 60 million euros to 56 million euros.

     As a result, EARNINGS after taxes deteriorated significantly to 16 (91) million euros.

CREDIT INSURANCE

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    1,579    1,589    1,611
Claims ratio................................................       %     72.1     68.0     46.6
Expense ratio...............................................       %     34.2     44.0     35.9
Earnings after taxes........................................    E mn     16.1     90.5    157.5
Investments.................................................    E mn    2,420    2,562    2,825
Employees...................................................            5,687    5,849    5,613

     Bundling our activities gives us in-depth information and data that help us improve decision-making in the area of credit insurance. Provided the economy picks up, we expect this to provide the basis for a lower claims ratio in the CURRENT FISCAL YEAR. The expense ratio is also expected to continue to decline. The reason for this is that all synergistic effects from the merger of EULER and HERMES have not yet been taken advantage of, especially in the IT area. As a result, we expect an improvement in earnings for 2003 as a whole.

TRAVEL INSURANCE AND ASSISTANCE SERVICES

-- WITH PREMIUM INCOME TOTALING 1.0 BILLION EUROS, THE MONDIAL ASSISTANCE GROUP
   WAS ABLE TO REINFORCE ITS POSITION AS ONE OF THE WORLD'S LEADING PROVIDERS OF ASSISTANCE AND TRAVEL INSURANCE.

-- PREMIUM GROWTH WAS GENERATED PRIMARILY BY AN INCREASE IN TRAVEL INSURANCE
   BUSINESS IN GREAT BRITAIN AND THE ASIA-PACIFIC REGION.

     PREMIUM GROWTH totaled 10.6 percent. Premium income from travel insurance was up 10.4 percent to 808 million euros. Revenues from assistance services increased 11.2 to 198 million euros. As a result, this company bucked the economic trend and defied the especially difficult situation of the travel industry in the wake of the terrorist attacks of 2001 and 2002 (among others New York, Djerba, Karachi, Bali).

     The CLAIMS RATIO in the area of travel insurance decreased to 62.0 (64.4) percent. Due to more efficient workflows, the EXPENSE RATIO also improved 0.9 percentage points to 32.5 percent.

     Taken together, travel insurance and assistance generated EARNINGS after taxes in the amount of 21 (3) million euros.

TRAVEL INSURANCE AND ASSISTANCE SERVICES

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Gross premiums..............................................    E mn      808      732      656
Claims ratio................................................       %     62.0     64.4     63.2
Expense ratio...............................................       %     32.5     33.4     36.5
Earnings after taxes........................................    E mn     20.6      2.7     23.5
Investments.................................................    E mn      476      445      416
Employees...................................................            7,083    6,498    5,456

     Despite the current difficult economic and political situation throughout the world, we expect to be able to maintain our dynamic growth in the CURRENT FISCAL YEAR.

ALLIANZ MARINE & AVIATION

-- ALLIANZ MARINE & AVIATION IS OUR EUROPEAN INSURER THAT SPECIALIZES IN
   TRANSPORTATION, SHIPPING AND AVIATION RISKS.

-- PREMIUM INCOME AMOUNTED TO 1.4 (1.3) BILLION EUROS.

     Allianz Marine & Aviation handles activities in Germany, France and Great Britain that were previously managed separately. This company now includes Allianz Marine & Aviation Versicherungs-AG (formerly Allianz Globus MAT Versicherungs-AG) and Allianz Marine & Aviation (France), which was previously called AGF MAT.

     PREMIUM INCOME rose 7.7 year-on-year primarily due to rate increases.

     The CLAIMS RATIO improved by an exceptional 33 percentage points to 75.2 percent. We are therefore reaping the rewards of the thorough portfolio reorganization that eliminated claims-prone, unprofitable business. In addition, we were spared the major claims that exerted extreme downward pressure on our claims ratio in past years.

     Higher premium income combined with constant administrative expense to relieve pressure on the EXPENSE RATIO, which decreased to 21.1 (22.1) percent.

     EARNINGS after taxes amounted to 17 million euros.

ALLIANZ MARINE & AVIATION

                                                                        2002
                                                                        -----
Gross premiums..............................................    E mn    1,424
Claims ratio (net)..........................................       %     75.2
Expense ratio (net).........................................       %     21.1
Earnings after taxes........................................    E mn       17
Investments.................................................    E mn    1,163

     Allianz Marine & Aviation continued to pursue its previous corporate strategy in the CURRENT FISCAL YEAR: premiums and conditions were adjusted to cover risks, and the company was extremely selective about underwriting new business. We anticipate a more attractive claims ratio and expect these measure to produce a significant improvement in earnings.

                           LIFE AND HEALTH INSURANCE

                                                                    2002       2001       2000
                                                                   -------    -------    -------
Total revenues.........................................    E mn     40,066     33,687     31,025
Gross premiums.........................................    E mn     20,663     20,145     20,239
Expense ratio..........................................       %       19.3       20.2       17.4
Investment income......................................    E mn      7,445      8,565     14,044
Net income.............................................    E mn         19        229        625
Investments............................................    E mn    221,313    212,757    211,798
Insurance reserves.....................................    E mn    224,673    215,217    208,829

TOTAL REVENUES(1)

                                                                 2002      2001      2000
                                                                 E MN      E MN      E MN
                                                                ------    ------    ------
Germany.....................................................    12,565    11,672    11,681
Italy.......................................................     7,717     5,944     4,490
France......................................................     4,238     4,864     5,558
Switzerland.................................................     1,197     1,174     1,053
Spain.......................................................       551       940       767
Rest of Europe..............................................     1,635     1,871     1,612
U.S.A.......................................................     9,530     4,982     3,681
Asia-Pacific Region.........................................     2,298     1,817     1,733
South America...............................................       237       356       469

------------

(1) Before cross-border consolidation

-- TOTAL REVENUES INCREASED 18.9 PERCENT TO 40.1 BILLION EUROS.

-- REVENUES FROM INVESTMENT-ORIENTED LIFE INSURANCE PRODUCTS INCLUDED IN THE
   TOTAL ROSE 43.3 PERCENT TO 19.4 BILLION EUROS, WHICH INCREASED THEIR SHARE OF TOTAL REVENUES TO 48.5 PERCENT.

-- NET INVESTMENT INCOME FELL 13.1 PERCENT TO 7.4 BILLION EUROS.

-- REPORTED NET INCOME DROPPED TO 19 (229) MILLION EUROS DESPITE CONSIDERABLE
   IMPROVEMENT IN THE OPERATING ACTIVITIES.

EARNINGS AFTER TAXES(2)

                                                                2002     2001    2000
                                                                -----    ----    ----
                                                                E MN     E MN    E MN
Germany.....................................................      137    127      514
Italy.......................................................      289    261      281
France......................................................    - 223     97      400
Switzerland.................................................     - 80    - 17      43
Spain.......................................................       30     28       51
Rest of Europe..............................................     - 77     12       97
U.S.A.......................................................     - 18    - 24     133
Asia-Pacific Region.........................................      - 9    - 5     - 66
South America...............................................        5    - 20    - 30

------------

(2) Earnings after taxes, before amortization of goodwill and minority interests, net of extraordinary tax items in 2000

INVESTMENTS(3)

                                                                 2002       2001       2000
                                                                -------    -------    -------
                                                                 E MN       E MN       E MN
Germany.....................................................    119,786    117,199    121,260
Italy.......................................................     17,413     15,122     14,977
France......................................................     40,256     43,313     43,625
Switzerland.................................................      8,819      8,066      8,213
Spain.......................................................      3,956      3,564      2,776
Rest of Europe..............................................     10,080      9,335      9,278
U.S.A.......................................................     15,903     11,825      8,179
Asia-Pacific Region.........................................      4,675      3,945      3,241
South America...............................................        352        389        424

-------------------------

(3) Excluding real estate held for own use as of 2001

     TOTAL STATUTORY LIFE AND HEALTH INSURANCE PREMIUMS INCREASED 18.9 PERCENT TO 40.1 BILLION EUROS. Almost half of these premiums derived from investment-oriented products, mainly unit-linked life insurance. Despite the state of the capital markets, we were able to increase revenues from these products by 43.3 percent to 19.4 billion euros. We also improved our expense ratio, but investment income declined sharply to 7.4 billion euros, which in turn reduced net income to 19 (229) million euros.

     In many countries, in particular in the U.S.A., Italy and France, premiums from investment-oriented products exceed the sale of traditional life insurance products. This is surprising because it is generally assumed that in times of economic difficulty consumers become more skeptical with respect to investment products. And, indeed, they are more cautious, but instead of rejecting investment-oriented products, they are showing a growing interest in solutions with guaranteed capital components.

     The following table shows the premiums we generated from investment-oriented products in the various countries.

PREMIUMS FROM INVESTMENT-ORIENTED LIFE INSURANCE PRODUCTS

                                                                 2002      2001      2000
                                                                ------    ------    ------
                                                                 E MN      E MN      E MN
U.S.A.......................................................     8,119     3,504     2,216
Italy.......................................................     6,419     4,608     3,036
France......................................................     2,790     3,308     3,261
South Korea.................................................       652       583       759
Switzerland.................................................       546       590       529
Germany.....................................................       331        12         0
Netherlands.................................................       103       252       194
Belgium.....................................................       100       105       115
Spain.......................................................        49        61       235
Other countries.............................................       294       519       441
                                                                ------    ------    ------
TOTAL.......................................................    19,403    13,542    10,786
                                                                ======    ======    ======

     In IFRS accounts, which only recognize the risk and cost elements in premiums from investment-oriented products, PREMIUM INCOME rose 2.6 percent to
20.7 billion euros.

     The EXPENSE RATIO, in relation to total revenues, i.e., including investment-oriented products, improved from 12.1 to 10.0 percent. In IFRS accounts, it declined from 20.2 to 19.3 percent.

     INVESTMENT INCOME, which was depressed by the extremely weak capital markets, dropped by 1.1 to 7.4 billion euros. For that reason, profit sharing was considerably lower than last year. Payments made to our customers declined from 22.0 billion euros to 21.3 billion euros despite the fact that in many countries higher payments were due for maturities, surrenders and pensions. Because of this development, lower investment income had less effect on net income.

     EARNINGS BEFORE TAXES and amortization of goodwill dropped from 558 million euros to 83 million euros. After amortization of goodwill, taxes and minority interests, net income amounted to 19 (229) million euros.

GERMANY

-- IN THIS MARKET, WE OFFER LIFE INSURANCE PRODUCTS THROUGH ALLIANZ
   LEBENSVERSICHERUNGS-AG AND DEUTSCHE LEBENSVERSICHERUNGS-AG.

-- IN NOVEMBER 2002, ALLIANZ LEBEN WAS MERGED WITH ALLIANZ
   LEBENSVERSICHERUNGS-AG. THE MERGER WAS RETROACTIVE AS OF JANUARY 1, 2002.

-- OUR HEALTH INSURER IS ALLIANZ PRIVATE KRANKENVERSICHERUNGS-AG (FORMERLY
   VEREINTE KRANKENVERSICHERUNG AG).

-- WE ARE THE MARKET LEADER IN LIFE INSURANCE AND NUMBER THREE IN HEALTH
   INSURANCE.

     Total premium income breaks down as follows: life insurance business accounted for 9.7 billion euros or 77.2 percent and the sale of health insurance products contributed 2.9 billion euros or 22.8 percent. Total segmental revenues increased 893 million euros or 7.7 percent to 12.6 billion euros.

LIFE INSURANCE

     Following diminishing PREMIUM INCOME in the preceding year, our German life insurers returned to growth in 2002. Revenues were up 719 million euros or 8 percent, which brought premium income to 9.7 billion euros.

     With 30 percent higher premiums from new contracts, Allianz Leben clearly outperformed the market. In the area of new business, we were able to increase our market share from 15.1 to 18.3 percent. On the one hand, this success is due to the "flight to quality" phenomenon, i.e., in uncertain times, customers prefer to obtain their private retirement insurance from life insurers that are financially particularly solid. On the other hand, this upturn in new business is supported by the efficiency of our distribution channels, which include exclusive distribution networks, brokers, special and direct sales as well as the branch network of Dresdner Bank. The bank's contribution to new business increased substantially from 7.8 to 11.6 percent. The figure for the prior year also included business generated by HypoVereinsbank until cooperation with this institution was terminated.

     Since January 1, 2002, certain retirement provision contracts have been subsidized by the government, partially through support payments and partially through tax deductions ("Riester contracts"). To a great extent, the growth expected of this market has not yet materialized. Nonetheless, our life insurers were able to capture their share of the market. As of year-end 2002, they had sold about 600,000 Riester contracts, which gave them a market share of 20 percent.

     Our business in corporate retirement provision registered dynamic growth. In 2002, we were the first insurer to offer customers all available options for corporate retirement provision. The Allianz pension fund got off to a particularly successful start: more than 2,000 employers as customers and more than 150,000 individual contracts signal solid growth for the coming years. Some 10,000 employees signed a retirement provision general contract with us. One year after the reform of private and corporate retirement provision took effect, three-quarters of all DAX 30 companies were offering their employees an Allianz retirement provision scheme.

     The cancellation rate remained at a very low level of 3.7 (3.6) percent.

     The EXPENSE RATIO improved from 13.7 to 9.7 percent. Administrative costs remained at last year's level of 2.4 percent and thus continue to stay clearly below the market average.

     Given the persistent weakness of the capital markets, we decided to lower the profit participation of our life insurance customers for the year 2002 by
1.5 percentage points to 5.3 percent. This step did not affect our competitive position since all other market participants also had to do the same.

     Our INVESTMENTS amounted to 107,9 (106,4) billion euros. Investment income fell 11.0 percent or 0.5 billion euros to 4.0 billion euros.

     EARNINGS after taxes increased to 80 (65) billion euros.

ALLIANZ LEBENSVERSICHERUNGS-AG, DEUTSCHE LEBENSVERSICHERUNGS-AG(*)

                                                                    2002       2001       2000
                                                                   -------    -------    -------
Total sales............................................    E mn      9,700      8,981      9,094
Gross premiums.........................................    E mn      9,369      8,969      9,094
Expense ratio..........................................       %        9.7       13.7       11.1
Earnings after taxes...................................    E mn       80.0       64.7      466.6
Investments............................................    E mn    107,887    106,425    111,805
Employees..............................................              5,736      6,440      6,159

------------

(*) Merged with Allianz Lebensversicherungs-AG in 2002

     As the deficits of the statutory retirement insurance become increasingly obvious, consumers are realizing that they need to make private or company-based arrangements for old-age provisions. We therefore expect a further increase in premium income for the CURRENT FISCAL YEAR.

Due to our inherent strength and our position of market leadership, we should be able to outperform the market. The business potential of corporate retirement provision products is especially strong.

HEALTH INSURANCE

     PREMIUM INCOME of Vereinte Krankenversicherung AG increased 6.5 percent to
2.9 billion euros. The growth in premium income from the core health insurance business resulted from new business, the legal premium supplement and premium adjustments reflecting higher health care costs.

     In mandatory care insurance, for which the same conditions apply throughout the market, premium income remained at the previous year's level of 230 million euros.

     The number of insured increased slightly by 0.2 percent to 2.27 million.

     The CLAIMS RATIO improved to 71.0 (73.1) percent, which is indicative of the fact that our claims and health management is beginning to take effect.

     The EXPENSE RATIO increased slightly by 0.7 percentage points to 10.6 percent since the offsetting effect of capitalized acquisition costs was lower than last year.

     INVESTMENT INCOME clearly recovered. After a substantial drop in the previous year, it increased to 421 (275) million euros. As a result, EARNINGS after taxes also improved to 64 (48) million euros.

ALLIANZ PRIVATE KRANKENVERSICHERUNGS-AG

                                                                        2002      2001      2000
                                                                       ------    ------    ------
Gross premiums.............................................    E mn     2,865     2,691     2,587
Claims ratio...............................................       %      71.0      73.1      71.6
Expense ratio..............................................       %      10.6       9.9       9.4
Earnings after taxes.......................................    E mn      63.6      48.0      34.1
Investments................................................    E mn    12,132    10,940    10,549
Employees..................................................             3,947     3,926     3,836

     Our business prospects for the CURRENT FISCAL YEAR will to a large extent depend on the government's decisions on health care policy. Disregarding these effects, we expect an increase in new business and corresponding growth in revenues. In this context, we are counting on the strength of our brand and our exclusive sales organizations. Our ongoing efforts in the area of claims and health management are likely to further reduce the claims ratio. A more efficient sales organization is expected to lower the expense ratio. All in all, we expect improved earnings performance in 2003.

ITALY

-- WITH THE RAS GROUP AND LLOYD ADRIATICO, WE HAVE AN EXCELLENT POSITION IN THE
   ITALIAN LIFE INSURANCE MARKET.

-- TOGETHER, THEY INCREASED THEIR REVENUES TO 7.7 BILLION EUROS.

-- THAT MAKES THEM NUMBER TWO IN THE ITALIAN MARKET.

     The extraordinarily dynamic growth of total PREMIUM INCOME by an impressive
1.8 billion euros or 29.8 percent was well above the market average. The RAS Group reported revenues of 6.5 billion euros and Lloyd Adriatico revenues of 1.2 billion euros. While the demand for traditional unit-linked life insurance products declined slightly, this was more than compensated for by sales of unit-linked products with guaranteed components. Premium income in IFRS accounts, which includes only a small fraction of the premiums from investment-oriented life insurance products, amounted to 1.3 billion euros. The success of our companies increased our share of the Italian health insurance market from 12.8 to 13.7 percent.

     This growth was mainly attributable to bank-based sales of unit-linked life insurance products. A strong contributor to this success was our bancassurance partner, the Unicredito group, which sold contracts representing 4.4 billion euros across its counters. Antoniana Veneta Popolare Vita, a fully consolidated joint venture of Lloyd Adriatico, once again boosted its revenues by 49 percent to 808 million euros.

     The EXPENSE RATIO increased to 31.3 (22.5) percent. This was mainly due to the strong performance of our companies in acquiring new business. In IFRS accounts, acquisition costs are fully recognized while premiums are barely taken into account. At the same time, efforts made by RAS to reposition its brand are feeding through to the expense ratio.

     NET INVESTMENT INCOME increased to 868 (842) million euros, mainly because RAS Group disposed of most of its real estate holdings.

     EARNINGS after taxes increased to 289 (261) million euros.

ITALY

                                                                        2002      2001      2000
                                                                       ------    ------    ------
Total revenues.............................................    E mn     7,717     5,944     4,490
Gross premiums.............................................    E mn     1,298     1,336     1,454
Expense ratio..............................................       %      31.3      22.5      14.8
Earnings after taxes.......................................    E mn     288.6     260.7     281.4
Investments................................................    E mn    17,413    15,122    14,977

     We are confident that revenues from unit-linked life insurance will continue to increase in the CURRENT FISCAL YEAR, provided that there is a recovery in the capital markets. The success of sales cooperation with the Unicredito group and the dynamic development of Antoniana Veneta Popolare Vita will further strengthen our position in this growth market. On the downside, the new tax rules announced for life insurance are likely to depress growth in this industry. Nonetheless, we have reason to believe that we will once again be able to improve our earnings performance in 2003.

FRANCE

-- IN THE FRENCH LIFE INSURANCE MARKET, THE AGF GROUP RETREATED FROM SIXTH TO
   EIGHTH PLACE.

-- IN HEALTH INSURANCE, WE ARE NUMBER TWO IN FRANCE.

-- TOTAL LIFE INSURANCE REVENUES AMOUNTED TO 4.3 BILLION EUROS.

     PREMIUM INCOME of AGF decreased 11.9 percent for various reasons.

     First of all, demand for unit-linked life insurance products in private customer business declined 36 percent due to the downturn of the capital markets. The sale of unit-linked products with guaranteed interest rates to some extent made up for this loss but did not fully compensate for it. Growth in this product category amounted to 2 percent. The cancellation ratio continued its fall to 3.25 percentage points, which is below market average.

     In addition, premium income from group business fell 26 percent because a major group contract with an industrial company had generated a non-recurring premium of 416 million euros (after 800 million euros in 2000) in 2001. No such contract was acquired in 2002. Disregarding this special effect, revenues from group insurance contracts rose 8 percent.

     The decline in income from the entire segment raised the EXPENSE RATIO 0.5 percentage points to 52.5 percent. This relatively high expense ratio can be explained by the fact that it is not calculated on the basis of total revenues but rather on the basis of substantially lower premium income according to IFRS.

     Due to high write-offs and realized capital losses, INVESTMENT INCOME declined to 0.7 (1.3) billion euros.

     Together with strong competition, this resulted in an after-tax LOSS, which amounted to 223 million euros after net income of 97 million euros in the previous year.

FRANCE

                                                                       2002       2001      2000
                                                                      -------    ------    ------
Total revenues............................................    E mn      4,283     4,864     5,558
Gross premiums............................................    E mn      1,493     1,556     2,297
Expense ratio.............................................       %       52.5      52.0      27.6
Earnings after taxes......................................    E mn    - 223.1      97.4     399.7
Investments...............................................    E mn     40,256    43,313    43,625

     For the CURRENT FISCAL YEAR, we are anticipating a stagnating life insurance market. In health insurance, further rate adjustments and rising health care costs can be expected. This should lead to a slight increase in revenues across the entire segment. More efficient IT systems and lower administrative costs will bring down the expense ratio. Earnings are likely to improve.

SWITZERLAND

-- ALLIANZ SUISSE LEBENSVERSICHERUNGSGESELLSCHAFT REPORTED REVENUES OF 1.2
   BILLION EUROS.

-- THAT PUTS THIS COMPANY AT SIXTH PLACE IN THE SWISS MARKET.

     Total premium income increased 2.0 percent to 1.2 billion euros. Premium income in IFRS accounts, which includes only a small fraction of the premiums from investment-oriented life insurance products, amounted to 651 million euros. This growth is mainly attributable to consumer life insurance business with a high percentage of non-recurring premiums. Gross premium income from this activity increased 12.2 percent to 412 million euros. Recurring premiums represented the main source of income in the area of group life insurance, which brought total premium income up 3.2 percent to 239 million euros.

     The EXPENSE RATIO increased slightly by 0.5 percentage points to 23.1 percent, essentially due to higher project costs.

     INVESTMENT INCOME dropped to 31 (220) million euros, primarily due to write-offs and realized capital losses, mainly on stocks.

     Our Swiss life insurer reported an after-tax LOSS of 80 (17) million euros for 2002. This is the result of the 4 percent interest rate for group life insurance, which is legally guaranteed in Switzerland. This rate has been excessive for years and cannot be generated under the conditions currently prevailing in the capital markets. By way of comparison, in 2002 the interest rate on Swiss bonds was around 2.75 percent.

ALLIANZ SUISSE

                                                                         2002      2001     2000
                                                                        ------    ------    -----
Total revenues..............................................    E mn     1,197     1,174    1,053
Gross premiums..............................................    E mn       651       584      524
Expense ratio...............................................       %      23.1      22.6      9.9
Earnings after taxes........................................    E mn    - 79.6    - 17.1     42.6
Investments.................................................    E mn     8,819     8,066    8,213

     The problem of excessive guaranteed interest continues to smolder despite the fact that the guaranteed interest rate in the group insurance business has been reduced to 3.25 percent. We intend to overcome these difficulties in the CURRENT FISCAL YEAR with a uniform and modernized product portfolio. All in all, we expect to improve our earnings performance in 2003, despite the difficult market situation.

SPAIN

-- IN SPAIN, OUR LIFE INSURANCE ACTIVITIES ARE HANDLED BY ALLIANZ SEGUROS AND
   EUROVIDA, A BANCASSURANCE JOINT VENTURE.

-- TOGETHER, THEY RECORDED PREMIUM INCOME OF 551 MILLION EUROS.

-- THAT MADE THEM NUMBER FOURTEEN IN THE SPANISH MARKET.

     Total PREMIUM INCOME decreased sharply by 41.4 percent to 551 (940) million euros. This decline was due to the fact that in the previous year our corporate customers outsourced their employee pension funds and transferred them to us. In this process, we acquired exceptionally high single payments. In the remaining group and private customer business our companies resisted the downward trend of the market and increased their premium income. Growth amounted to 26 percent and 13 percent respectively.

     The additional premium income is attributable to the restructuring of our sales organization, which clearly improved the productivity of our sales force. In Spain, there was also less demand for traditional unit-linked life insurance, Eurovida's core business. Instead, many customers opted for products with guaranteed components. As a result, we expanded our product offerings considerably. Despite these efforts, the high growth rate of Eurovida slowed down. The company reported total revenues in the amount of 127 million euros.

     The EXPENSE RATIO climbed to 7.3 (4.2) percent. In 2001, high non-recurring revenues resulted in an exceptionally low expense ratio.

     EARNINGS after taxes improved slightly to 30 (28) million euros.

SPAIN

                                                                        2002     2001     2000
                                                                        -----    -----    -----
Total revenues..............................................    E mn      551      940      767
Gross premiums..............................................    E mn      502      879      532
Expense ratio...............................................       %      7.3      4.2      8.9
Earnings after taxes........................................    E mn     29.5     27.5     50.7
Investments.................................................    E mn    3,956    3,564    2,776

     For the CURRENT FISCAL YEAR, no stimulus for market-wide growth is expected. Forthcoming legal changes, which will provide tax incentives not only for pension plans and fund investment but also for traditional life insurance, are a welcome sign of relief. Our attractive products in this area and the new legal situation should help to reinvigorate this activity and bring new growth to an area that has been neglected by the entire market. We therefore expect to be able to report improved earnings performance in 2003.

REST OF EUROPE

REST OF EUROPE
TOTAL REVENUES BY COUNTRY

                                                                2002     2001     2000
                                                                E MN     E MN     E MN
                                                                -----    -----    -----
Belgium.....................................................      413      421      414
Austria.....................................................      303      282      268
Netherlands.................................................      247      409      270
Great Britain...............................................      153      337      344
Luxembourg..................................................      125      129      100
Greece......................................................       80       71       74
Portugal....................................................       74       69       65
                                                                -----    -----    -----
SUBTOTAL WESTERN AND SOUTHERN EUROPE........................    1,395    1,718    1,535
                                                                -----    -----    -----
Slovakia....................................................       73       16       --
Hungary.....................................................       66       53       52
Poland......................................................       45       38       24
Czech Republic..............................................       36       35       --
Croatia.....................................................       14        8       --
Bulgaria....................................................        6        3        1
                                                                -----    -----    -----
SUBTOTAL CENTRAL AND EASTERN EUROPE.........................      240      153       77
                                                                -----    -----    -----
TOTAL.......................................................    1,635    1,871    1,612
                                                                =====    =====    =====

     Total REVENUES from life and health insurance in the other European markets came to 1.6 (1.9) billion euros. Due to the downturn in the capital markets, many customers refrained from buying unit-linked products, particularly in the Netherlands. In Great Britain, we withdrew from the investment-oriented business and concentrated our efforts on risk life insurance. The demand for traditional life insurance increased in many countries. In IFRS accounts, premium income rose to 1.3 (1.1) billion euros.

     In 2002, our companies in central and eastern Europe were involved in the process of building up their business. The corresponding expenses depressed earnings. In Belgium, the Netherlands and Great Britain, charges arising from the performance of the capital markets resulted in losses.

     After taxes, we reported a LOSS of 77 million euros in other European markets, following earnings of 12 million euros in the preceding year.

     For the CURRENT FISCAL YEAR, we expect higher premium income and improved earnings performance. The fact that private retirement savings are being increasingly subsidized by the governments of Central and Eastern Europe gives us reason for optimism. Larger portfolios should improve our expense ratio so that overall profitability in the other European markets is likely to rise again.

U.S.A.

-- ALLIANZ LIFE OF NORTH AMERICA IS OUR LIFE INSURER IN THE UNITED STATES OF
   AMERICA.

-- STRONG EXPANSION OF OUR REVENUES NETWORK ENABLED US TO BOOST TOTAL PREMIUM
   INCOME BY 91.3 PERCENT TO 9.5 BILLION EUROS.

     In local currency, the increase came to 103.9 percent. The main contributor was the retirement insurance business, a traditional domain of Allianz Life. In this dynamic market, our companies achieved above-average growth rates. On the one hand, this was due to the swift expansion of our sales network. On the other hand, the current situation on the financial markets considerably strengthened demand for retirement insurance, where most capital is invested in fixed-income securities.

     The dynamic growth triggered high acquisition costs, which in IFRS accounts are capitalized and amortized over the estimated life of the contracts. As a result, the EXPENSE RATIO improved to 47.0 (49.2) percent in the reporting year.

     INVESTMENT INCOME rose to 561 (468) million euros.

     Financing of the substantial new business depressed income. After taxes, a LOSS of 18 (24) million euros was reported, which represents a slight improvement.

ALLIANZ LIFE

                                                                         2002      2001     2000
                                                                        ------    ------    -----
Total revenues..............................................    E mn     9,530     4,982    3,681
Gross premiums..............................................    E mn     1,411     1,478    1,465
Expense ratio...............................................       %      47.0      49.2     48.2
Earnings after taxes........................................    E mn    - 17.7    - 23.7    132.6
Investments.................................................    E mn    15,903    11,825    8,179
Employees...................................................             1,997     1,750    1,435

     For the most part, the legal minimum interest rate for our life insurance products is 3.0 percent. We closely monitor the day-to-day situation on the capital markets and are able to rapidly and flexibly adjust the interest payments credited to our customers.

     For the CURRENT FISCAL YEAR, we are aiming for premium volume at the level of the reporting year. Further cost reductions and stable investment income are expected to restore profitability.

ASIA-PACIFIC REGION

-- WE ALSO OFFER LIFE AND HEALTH INSURANCE IN ASIA AND ARE STEADILY EXPANDING
   OUR BUSINESS IN THE RAPIDLY DEVELOPING MARKETS OF THIS REGION.

-- TOTAL PREMIUM INCOME FROM THIS REGION AMOUNTED TO 2.3 BILLION EUROS.

     With a total premium volume of 1.9 billion euros, our biggest company in this region is Allianz Life Insurance South Korea (formerly Allianz First Life). It ranks fourth in the South Korean life insurance market. The most common products in this country are guaranteed interest products, which in years with falling interest rates like 2002 puts life insurers under considerable pressure. After taxes, the company reported earnings of 3.2 (26) million euros.

     Our Indonesian company, PT Asuransi Allianz Life Indonesia, offers life and health insurance. In 2002, the two lines generated vigorous growth of 87 percent to 47 million euros, which was due to the expansion of our distribution capacity. With 5,400 representatives, we operate the biggest life insurance distribution network in the Indonesian market. The after-tax loss in Indonesia came to 2.5 (8.5) million euros.

     We also expanded our sales organization in other Asian countries, particularly in China and India. At present, 9,000 representatives of our local joint venture sell our products on the Indian subcontinent.

     In Malaysia, we sell life insurance through our subsidiary Allianz Life Insurance Malaysia Berhad. We are also represented in the area of life insurance in Taiwan. In Singapore and Pakistan, we now underwrite health insurance. In Thailand, we are represented through our interest in Allianz CP Life.

     TOTAL REVENUES in the Asia-Pacific region grew 26.5 percent to 2.3 billion euros.

     After taxes, the Asia-Pacific region reported a LOSS of 9 million euros, after 5 million a year earlier.

ASIA-PACIFIC REGION
TOTAL REVENUES BY COUNTRY

                                                                2002     2001     2000
                                                                -----    -----    -----
                                                                E MN     E MN     E MN
Korea.......................................................    1,894    1,642    1,614
Taiwan......................................................      277      127      103
Malaysia....................................................       54       13       --
Indonesia...................................................       47       25       16
China.......................................................       16        8       --
Philippines.................................................        8       --       --
Pakistan....................................................        2        2       --
                                                                -----    -----    -----
TOTAL.......................................................    2,298    1,817    1,733
                                                                =====    =====    =====

     In the CURRENT FISCAL YEAR, we will further expand our life insurance business in China. We are planning to enter the bancassurance market in South Korea together with our cooperation partner Hana Bank.

     Effective as of January 14 of this year, we sold our 50 percent interest in Pioneer Allianz Life Assurance Company (PALAC) to our joint venture partner, Pioneer, who will from now on operate the company as sole owner. As a result, we have completely withdrawn from the Philippine insurance market, a market in which we have been active since 1997 but which today offers insufficient potential.

     Altogether, we expect further premium growth in the Asia-Pacific region and improved earnings performance.

SOUTH AMERICA

     We also sell life insurance in Brazil, Colombia, Chile, Argentina and Venezuela. Total REVENUES in these countries amounted to 237 million euros.

SOUTH AMERICA
TOTAL REVENUES BY COUNTRY

                                                                2002    2001    2000
                                                                ----    ----    ----
                                                                E MN    E MN    E MN
Brazil......................................................    122     178     208
Colombia....................................................     73     107     195
Chile.......................................................     39       1      --
Argentina...................................................      2      61      59
Venezuela...................................................      1       9       7
                                                                ---     ---     ---
TOTAL.......................................................    237     356     469
                                                                ===     ===     ===

     THE GROUP'S BANKING BUSINESS EXPERIENCED AN EXTREMELY DIFFICULT YEAR. The downturn in the capital markets and a weak, in some countries crisis-prone economy, put a severe strain on our operating business. Loan loss allowances had to be substantially increased, which tangibly depressed earnings. These influences were so acute that the progress achieved in cost management did not yet produce the expected results. The banking business reported a loss of 1.4 billion euros.

     The operating income from this segment, which is essentially determined by the business performance of Dresdner Bank, amounted to 7.6 billion euros and thus failed to meet our expectations. However, our efforts to reduce the administrative expenses of Dresdner Bank produced first results. At 7.1 billion euros, they were 12.3 percent or 985 million euros lower than in the previous year. We are well aware of the fact that this is insufficient to rid our banking business of its persistent ills.

BANKING OVERVIEW

                                                                         2002      2001(*)
                                                                        -------    -------
Net interest and current income.............................    E mn      3,827      2,363
Net fee and commission income...............................    E mn      2,658      1,290
Trading income..............................................    E mn      1,081        244
Other income/expenses.......................................    E mn        675        248
Administrative expenses.....................................    E mn    - 7,314    - 3,261
Loan loss provisions........................................    E mn    - 2,222      - 588
Earnings before taxes.......................................    E mn    - 1,358      - 220
Operating cost income ratio.................................       %         97         84
Loans and advances to customers and banks...................    E bn        246        277
Liabilities to customers and banks..........................    E bn        278        307

------------

(*) When comparing the figures for fiscal 2002 with those for 2001, it should be noted that Dresdner Bank was initially consolidated as of July 23, 2001.

     Our banking business posted the following results.

     The interest-earning business was determined by intensive competition over conditions, persistently low interest levels and the de-consolidation of Deutsche Hyp. Total NET INTEREST INCOME amounted to 3.8 (2.4) billion euros. In August 2002, Deutsche Hyp was merged with Euro Hyp AG, a company in which Commerzbank, Deutsche Bank and Dresdner Bank have merged their mortgage lending subsidiaries.

     LOAN LOSS PROVISIONS were increased to 2.2 billion euros. This step was necessitated by the growing number of insolvencies among business customers and the fact that we expect substantial loan losses in Latin America. Additional write-downs were required in the private customer lending business.

     Commission income suffered from the reluctant attitude of customers in the securities and issuing areas. NET COMMISSION INCOME amounted to 2.7 (1.3) billion euros.

     Earnings in the TRADING BUSINESS were determined by two opposing trends: in the bond, currency and precious metal business, we generated positive results. Stock trading, however, produced a loss. Total trading income amounted to 1.1 (0.2) billion euros.

     ADMINISTRATIVE EXPENSES came to 7.3 billion euros.

     The balance of OTHER INCOME AND EXPENSES increased to 675 (248) million euros. This amount includes a profit of 1.9 billion euros that was generated by the transfer of the activities of Dresdner Bank Asset Management to Allianz AG. This profit is consolidated at Group level. Other expenses essentially included write-downs on stock portfolios (986 million euros) and restructuring expenses (245 million euros).

     As a result, the banking business reported a LOSS of 1.4 billion euros.

     To restore the profitability of Dresdner Bank as quickly as possible and on a sustainable basis, the Turnaround 2003 program was launched in the fall of 2002. This program has three components:

     1. The newly created Institutional Restructuring Unit (IRU) is intended to unwind Dresdner Bank's lending commitments that are of no strategic importance or involve impaired loans. Primarily, this concerns borrowers in North and South America as well as in Germany. Over the medium term, this will release risk capital in the order of up to 3 billion euros over the coming years.

     2. The ongoing cost-cutting efforts are being stepped up once again. The objective is to reduce operating and personnel costs to 6.5 billion euros by the end of 2003.

     3. In the process of divisionalization, previously centralized services were transferred to the divisions and made even leaner.

To ensure that the Turnaround 2003 program is successfully realized within the set timeframe, we established a steering committee made up of members of the Board of Management of Allianz AG and Dresdner Bank. The execution of this program is our foremost priority.

PRIVATE CUSTOMERS AND BUSINESS CUSTOMERS

     In 2002, our business with private and business customers was once again overshadowed by the downward trend of the stock markets. Securities trading stagnated and the lending business suffered from low interest rates and a high default rate. We set aside 561 (233) million euros for the corresponding loan loss provision. This provision primarily concerns our loans to business customers. Our restructuring measures produced first results und limited administrative expenses to 3.0 billion euros. Our loss increased to 304 (160) million euros. However, it should be borne in mind that our earnings were impacted by restructuring expenses.

PRIVATE CUSTOMERS AND BUSINESS CUSTOMERS

                                                                         2002      2001(*)
                                                                        -------    -------
Total income................................................    E mn      3,350      1,678
Total expenses..............................................    E mn    - 3,093    - 1,605
Loan loss allowance.........................................    E mn      - 561      - 233
Earnings after taxes........................................    E mn      - 304      - 160
Cost income ratio...........................................       %         92         96

------------

(*) When comparing the figures for fiscal 2002 with those for 2001, it should be noted that Dresdner Bank was consolidated as of July 23, 2001. Changes in the divisional structure and improvements in income classification have been taken into account in the prior-year figures stated.

CORPORATES & MARKETS

     The results of the Corporates & Markets division continued to deteriorate. The weakness of the capital markets and the stagnating world economy caused income to dwindle to 3.8 billion euros. While we were able to reduce administrative expenses more than originally planned, cost management alone was unable to stem the tide, particularly since earnings were hit by loan loss provisions that climbed to 1.6 billion euros. The write-downs essentially affect the portfolios which we are transferring to IRU. The after-tax loss doubled to
1.6 (0.8) billion euros.

CORPORATES & MARKETS

                                                                         2002      2001(*)
                                                                        -------    -------
Total income................................................    E mn      3,758      1,725
Total expenses..............................................    E mn    - 3,808    - 2,161
Loan loss provisions........................................    E mn    - 1,592      - 361
Earnings after taxes........................................    E mn    - 1,642      - 797
Cost income ratio...........................................       %        101        125

------------

(*) When comparing the figures for fiscal 2002 with those for 2001, it should be noted that Dresdner Bank was consolidated as of July 23, 2001. Changes in the divisional structure and improvements in income classification have been taken into account in the prior-year figures stated.

     In the CURRENT FISCAL YEAR, the banking business will continue on its precarious path. As long as the economy shows no clear signs of recovery and the decline of the capital markets cannot be reversed, we do not expect any fundamental improvements. Beyond the timely implementation of the Turnaround 2003 program, our performance will essentially depend on our ability to boost operating income in a difficult economic context.

     ALLIANZ IS ONE OF THE FIVE LEADING ASSET MANAGERS IN THE WORLD. Net inflow to assets under management for third-party investors reached 43 billion euros. Nonetheless, assets managed for third parties decreased by 59 billion euros or
9.5 percent to 561 billion euros. This was due to falling stock prices and the depreciation of the U.S. dollar against the euro. The operating result amounted to 495 million euros. After deduction of acquisition-related expenses as well as taxes and minority interests, the segment reported a loss as expected of 405 million euros.

     ASSETS UNDER MANAGEMENT comprise both assets managed for third-party investors and investments used to cover insurance provisions, equity capital and borrowed funds.

ASSETS UNDER MANAGEMENT

                                                                CURRENT VALUES    CURRENT VALUES
                                                                  12/31/2002        12/31/2001
                                                                --------------    --------------
                                                                     E BN              E BN
Group investments(*)........................................         403                481
Investments for unit-linked life insurance..................          25                 25
Investments for third-party investors.......................         561                620
                                                                     ---              -----
TOTAL ASSETS UNDER MANAGEMENT...............................         989              1,126
                                                                     ===              =====

------------

(*) For the first time, this statement of Group investments also includes trading liabilities. In 2001, assets under management did not include trading liabilities amounting to - 45 billion euros.

ASSET MANAGEMENT FOR THIRD-PARTY INVESTORS

     Following the acquisition of Dresdner Bank, we combined all operative asset management units in Allianz Dresdner Asset Management (ADAM). We now have production and distribution capacities in all essential markets, reaching 60 million private customers and institutional investors.

     Approximately 57 percent or 561 billion euros of our assets are managed for third-party investors. That includes 43 billion euros in net inflows. Despite these inflows, the value of this portfolio decreased by 59 billion euros. The causes for this decline were lower stock market prices, which accounted for 25 billion euros, and an additional 77 billion euros due to the depreciation of the U.S. dollar against the euro.

     Approximately 70 percent of our third-party investments come from the U.S.A. and approximately 19 percent from Germany. As a result, we have a very strong position in both markets. In terms of total volume, institutional customers account for 72 percent. We are thus operating in a market environment with very high demands on the quality of our products and services. This constellation also benefits our private customers.

     In 2002, we achieved a number of successes:

     -- With a net inflow of 56 billion euros, our fixed-income fund business achieved extraordinarily strong growth. This increased the fixed-income share of our portfolio to 72 percent; equity funds account for 25 percent.

     -- Our PIMCO Total Return Fund alone increased its investment volume to 68 billion U.S. dollars by the end of the year and thus became the largest actively managed investment fund in the world.

     -- Its European equivalent, dit Euro Bond Total Return Fund "powered by
        PIMCO," was able to attract 1.5 billion euros in net inflows between its launch in May 2002 and the end of the year. That makes it Germany's best-selling fixed-interest fund. This performance was recognized by the "Financial News," which honored PIMCO as the best European fixed-income fund manager.

     -- Measured in terms of net inflows from third-party sales, our public funds rank second in the U.S.A.

     -- The leading position of ADAM in the institutional customer business in Germany can also be attributed to the successful integration of Dresdner Bank Asset Management.

     -- In June 2000, we launched the Allianz Dresdner Pension Fund.

     -- In China, a market with excellent growth prospects for fund managers, our joint venture Guotai Junan Allianz Fund Management Co. was the first fund manager with foreign participation to be granted a business license. The cooperation brought together the distribution network of our partner, Guotai Junan Securities, with our expertise in risk and portfolio management, product design and controlling.

     The OPERATING RESULT rose to 495 million euros, up 182 million euros from the previous year. The increase is due to the fact that the asset management activities of Dresdner Bank were for the first time included on a full-year basis. The bank was consolidated as of July 23, 2001. Our operating result remained essentially unchanged on the previous year, despite the difficult situation in the capital markets.

     An improved cost structure, mainly due to the restructuring of our equity investment units, improved the COST-INCOME RATIO from 84.7 to 78.5 percent.

     ACQUISITION-RELATED EXPENSES totaled 729 million euros. They include amortization of goodwill of 377 million euros as well 155 million euros for the amortization of loyalty bonuses for the management of the PIMCO group. These bonuses were agreed upon in 2000 as part of the price paid for the company and are amortized over five years. Another 197 million euros are "retention payments" for the management and employees of PIMCO and Nicholas-Applegate. These payments were also agreed upon as part of the acquisition package for the fund management companies and will continue for another two years.

     MINORITY INTERESTS in earnings amounted to 230 million euros. PacLife, which still holds a 30 percent interest in PIMCO, accounts for 162 million euros of this amount.

     After tax income in the amount of 59 million euros, the segment reported a LOSS of 405 million euros.

     Our business model is based on spreading income and risks, both with respect to the different asset classes as well as the regional structure of our business. Nonetheless, business prospects for the CURRENT FISCAL YEAR will to a great extent depend on the development of the capital and currency markets. We expect inflows in the fixed-income business to continue at a satisfactory level while demand in the equity business is likely to recover. The comprehensive cost-cutting measures taken in the year under review should produce further results in 2003, and we expect a clear improvement of our overall operating result. However, due to high acquisition-related expenses, our after-tax result will once again be negative.

GROUP INVESTMENT STRUCTURE

                                                                     12/31/2002         12/31/2001
                                                                --------------------    ----------
                                                                CURRENT
                                                                VALUES     WEIGHTING    WEIGHTING
                                                                -------    ---------    ----------
                                                                 E BN        IN %          IN %
Interests in affiliated enterprises, joint ventures and
  associated enterprises....................................      15.0         3.7          5.0
Investments.................................................     289.4        71.8         72.8
  Securities held to maturity...............................       6.5         1.6          1.6
  Securities for sale.......................................     266.0        66.0         67.0
  Real estate used by third parties.........................      14.8         3.7          3.5
  Funds held by others under reinsurance contracts
     assumed................................................       2.1         0.5          0.7
Trading portfolio...........................................      71.3        17.7         17.4
  Trading assets............................................     124.8        31.0         26.7
  Trading liabilities.......................................    - 53.5      - 13.3        - 9.3
Other investments...........................................      27.3         6.8          4.7
                                                                ------      ------        -----
TOTAL INVESTMENTS...........................................     403.0       100.0        100.0
                                                                ======      ======        =====

INVESTMENTS

     The current value of GROUP INVESTMENTS was 403.0 billion euros on December 31, 2001. This amount comprises the investments from the banking business, including Dresdner Bank, which amounted to 99.2 billion euros. Total Group investments decreased 16.2 percent from the previous year (480.9 billion euros). This decline is primarily due to lower stock market prices.

     For the first time, this statement of Group investments also includes trading liabilities in the amount of 53.5 billion euros.

     The current value of INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES decreased by 9.2 billion euros to 15.0 billion euros. Most of these investments are in associated enterprises (i.e. companies in which we hold a share of between 20 and 50 percent), which are valued by the equity method. Our biggest holdings were Munchener Ruckversicherungs-Gesellschaft AG (4.5 billion euros) and Beiersdorf AG (3.9 billion euros). For the first time, we also valued our interest in Eurohypo AG as an associated enterprise. In this company, Dresdner Bank AG, Deutsche Bank AG and Commerzbank AG have pooled together their real estate financing activities.

     In addition, we held SECURITIES with a current value of 289.4 billion euros. Of these, 6.5 billion euros were in SECURITIES HELD TO MATURITY and 266.0 billion euros in SECURITIES AVAILABLE FOR SALE. The latter included 18 (25) percent stocks and 82 (75) percent fixed-income securities. The difference with respect to the previous year is due to the development of the capital markets and our decision to reduce the equity allocation in our portfolios. Unrealized gains and losses from dividend-bearing equity securities decreased to - 4.9 billion euros, those from fixed income securities increased to 11.0 billion euros. A list of companies in which we hold at least 5 percent of the capital or in which our investment exceeds 100 million euros can be found on pages F-124 to F-125 of the Notes to the Consolidated Financial Statements. Also shown in this list are the percentages of our interest in each company and the market capitalization of our holdings. At the end of 2002, the market value of these holdings amounted to 27.7 billion euros.

     REAL ESTATE USED BY OTHERS was valued at 14.8 billion euros in fiscal 2002, and FUNDS HELD BY OTHERS UNDER REINSURANCE CONTRACTS ASSUMED amounted to 2.1 billion euros.

     The balance of TRADING ASSETS AND TRADING LIABILITIES amounted to 71.3 billion euros at December 31, 2002. Trading assets (124.8 billion euros) consist of fixed-income securities (74 percent), dividend-earning equity securities (7 percent) and derivatives (19 percent). Trading liabilities (53.5 billion euros) essentially include derivatives (40 percent) and obligations to deliver securities (56 percent). These items are primarily attributable to the banking business.

     Other investments mainly include LOANS ADVANCED BY GROUP ENTERPRISES (18.7 billion euros) as well as BANK DEPOSITS (8.3 billion euros).

INVESTMENT STRUCTURE BY TYPE OF INVESTMENT

                                                                     12/31/2002         12/31/2001
                                                                --------------------    ----------
                                                                CURRENT
                                                                VALUES     WEIGHTING    WEIGHTING
                                                                -------    ---------    ----------
                                                                 E BN        IN %          IN %
Real estate.................................................      14.8         4.5          4.2
Dividend-earning equity securities..........................      63.2        19.0         26.5
Fixed-income securities.....................................     242.7        73.2         66.6
Other investments...........................................      11.0         3.3          2.7
                                                                 -----       -----        -----
SUBTOTAL....................................................     331.7       100.0        100.0
Trading portfolio...........................................      71.3
                                                                 -----
TOTAL INVESTMENTS...........................................     403.0
                                                                 =====

INVESTMENT STRUCTURE BY SEGMENTS AS OF DECEMBER 31, 2002
CURRENT VALUES IN E BN

                                                                                                ASSET
                                               PROPERTY/CASUALTY    LIFE/HEALTH    BANKING    MANAGEMENT
                                               -----------------    -----------    -------    ----------
Interests in affiliated enterprises, joint
  ventures and associated enterprises......            8.2               2.0          4.8         --
Investments................................           73.1             190.7         24.1        1.0
  Securities held to maturity..............            0.6               5.2          0.7         --
  Securities for sale......................           64.7             177.3         23.0        1.0
  Real estate used by third parties........            5.9               8.2          0.7         --
  Funds held by others under reinsurance
     contracts assumed.....................            2.0               0.1           --         --
Trading portfolio..........................            0.9               0.3         70.0        0.2
  Trading assets...........................            1.4               1.1        122.2        0.2
  Trading liabilities......................          - 0.5             - 0.8       - 52.2         --
Other investments..........................            7.4              19.9           --         --
                                                     -----            ------       ------        ---
TOTAL INVESTMENTS..........................           89.6             213.0         99.2        1.2
                                                     =====            ======       ======        ===

------------

After elimination of cross-segment group-internal transactions

     INVESTMENT INCOME came to 16.6 billion euros in 2002, down 1.0 billion euros from the previous year.

     Current income increased from 17.1 billion euros to 17.8 billion euros. Realized profits and losses amounted to a total of 4.1 (2.3) billion euros, write-ups came to 0.8 (0.4) billion euros. Due to the weakness of the capital markets, write-downs on securities increased to 5.6 (1.5) billion euros. Additional write-downs, in particular on real estate used by third parties, came to 0.3 (0.7) billion euros. Income from trading activities including the income contribution of trading liabilities amounted to 1.5 (1.6) billion euros. Other expenses, in particular for investment management and interest on financial liabilities, came to 1.7 (1.6) billion euros.

     Investment from the insurance business contributed 13.8 (14.8) billion euros (also see table 38 "Supplementary information on insurance business -- Investment income" on page F-108 of the Notes to the Consolidated Financial Statement). Differences with respect to this presentation are due to the inclusion of income components from real estate owned by Allianz and used for its own activities (0.2 billion euros) as well as the exclusion of income components from trading liabilities (0.2 billion euros). An additional 2.7 (2.8) billion euros of investment income came from the banking business, including 1.1 billion euros from trading activities.

     INVESTMENTS FOR UNIT-LINKED LIFE INSURANCE increased 4 percent from last year to 25.7 billion euros.

     AS PROVIDERS OF FINANCIAL SERVICES, WE CONSIDER RISK MANAGEMENT ONE OF OUR CORE COMPETENCIES. As a result, risk management is an integrated part of our controlling process, which involves identifying, measuring, aggregating and managing risks. This process is used to determine how capital is allocated to the Group's various divisions.

RESPONSIBILITIES

     In our business, successful management essentially means controlling risks in order to increase the value of the Allianz Group. This is done through risk-adequate allocation of capital resources and activities required to achieve sustainable growth. As a result, the Board of Management formulates the business objectives of the Allianz Group on the basis of return and risk criteria. These objectives are implemented by the Allianz Group Center and the local operational units. Our risk-control strategy involves assignment of responsibility for risk management to local entities, which operate within the legal frameworks applicable for their respective locations.

     This decentralized approach is complemented by centralized responsibility. This is necessary because we need to deal with an accumulation of global risks which can considerably increase potential risk exposure. As a result, central controls are essential. The responsibility for central control lies with Group Risk Controlling, a unit that was expanded in 2002. Central control now also includes the banking business.

     Group Controlling assesses the Allianz Group's risk exposure on the basis of local and global risks. The results of these analyses are then submitted to senior management. At the same time, Group Controlling ensures that the processes are transparent and comprehensive. Risk management activities are supervised by both internal and external auditors.

RISK CATEGORIES

     Total risk exposure of the Allianz Group is subdivided into individual risk categories:

     Actuarial risks These risks are based on the technicalities of the insurance business: we have to guarantee future payment commitments, and the volume of such payments must be calculated in advance. Different actuarial risks exist in the various insurance lines.

     In PROPERTY AND CASUALTY INSURANCE, actuarial risks arise from an unexpected variance:

     -- the volume of losses exceeds premiums fixed in advance (PREMIUM RISK), or

     -- the payout for claims made is higher than the corresponding provisions
        (RESERVE RISK).

     In LIFE INSURANCE, actuarial risks arise because we are committed to making guaranteed long-term payments in return for a fixed insurance premium calculated in advance even though the biometric data of the population may change over time (e.g., longer life expectancy as a result of medical progress).

     Credit and counterparty risks These risks involve potential losses that may result from the default of a business partner. "Default" means the inability or refusal of a counterparty, an issuer or another contracting party to meet contractual obligations. Credit risk also includes the risk of a deterioration of a business partner's creditworthiness. It thus includes:

     -- CREDIT RISKS from the lending business and credit insurance;

     -- COUNTERPARTY RISKS from trading activities;

     -- COUNTRY RISKS in connection with cross-border transactions and the local business of foreign units.

     Counterparty risks from trading activities relate primarily to derivatives and especially OTC transactions. In the insurance business, these risks stem from the possibility that receivables may remain unpaid, in particular those due from reinsurers.

     Market risks Market risks result from portfolio valuation fluctuations due to changes in share prices, interest rates or exchange rates. Also risk relevant are changes observed in the variation behavior (volatility) of an asset price, for example.

     In the banking business, the volatility risk especially concerns trading activities, which are shown in the institution's trading portfolio. Unlike the latter, the non-trading portfolio, which contains customer business and strategic investments, is exposed to long-term factors. In this case, the market risk is essentially the INTEREST RATE RISK resulting from granting long-term fixed-rate loans, which are funded in part by short-term deposits. In addition, loans and deposits in foreign currencies are exposed to CURRENCY RISKS.

     Investment risks Investment risks in the insurance business primarily include all counterparty and market risks. There is a direct link between investments and obligations to our customers. Certain insurance lines are exposed to an INTEREST GUARANTEE RISK. Life insurance, for example, must generate the guaranteed interest payment agreed upon.

     Liquidity risks These risks can materialize under various circumstances, for example:

     -- if present or future payment obligations cannot be met in full or as of the due date, or

     -- if refinancing capital can only be raised at higher rates (REFINANCING
        RISK) in the case of a liquidity crisis or if assets can only be liquidated below current market prices (MARKET LIQUIDITY RISK).

     Health insurance risks Health insurance risks are treated either as property and casualty insurance risks or as life and health insurance risks, depending on the segment to which the health insurance is assigned in the given market.

MANAGEMENT OF THE ALLIANZ GROUP THROUGH RISK CAPITAL

     We control our activities through our respective local companies. Economic Value Added (EVA) and risk capital are the most important parameters used in the context of our risk-based controlling process.

     Risk capital is required to cover unexpected losses. The amount of risk capital is calculated by using internal models. These models are based on generally accepted quantification methods, which are used for purposes of group-internal risk management as well.

     In the insurance business, we calculate risk capital for premium, reserve, investment and credit risks. Within these risk categories, we distinguish between the following types of risks:

     -- actuarial risks. In property and casualty insurance these include the premium and reserve risks for the various insurance lines. Reinsurance is considered separately. In the case of life insurance, we calculate the insurance provisions required.

     -- investment risks, which include market and counterparty risks. The market risks are subdivided according to dividend-bearing instruments, interest-bearing instruments and real estate. The credit and counterparty risk as part of investment risks is assessed on the basis of the debtor's creditworthiness or rating class.

     -- credit and counterparty risks in connection with receivables in the insurance business. This risk is mainly assessed on the basis of the financial strength or the rating class of our reinsurance partners.

     In 2002, we launched a comprehensive project which substantially improved internal risk analysis in the insurance business. Our new tools enable us to systematically evaluate internal data by means of models based on the theory of probability. This process takes into account the special characteristics of our local units as well as the specific nature of their risks. It also takes into account portfolio effects. In the current year, we intend to further stabilize the results of this large-scale project. By 2004, we expect to be able to convert our value-oriented controlling to risk capital that was calculated with the help of this model. At present, we are using risk capital models provided by the Standard & Poor's rating agency.

RISK CONTROLLING IN THE INSURANCE BUSINESS

     To control risks in the insurance business, we focus on premium risks, reserve risks, credit and counterparty risks and investment risks.

     Premium risks Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for concluding insurance contracts and assuming insurance risks. In the case of life insurance, we essentially concentrate on biometric risks -- e.g., life expectancy, disability, illness and long-term care requirements. We also focus on risks that could arise from future policy cancellations.

     Risk management also includes participation in scientific and technical loss prevention. We regularly carry out technical studies for the manufacturing and automobile industries, for example. The sole purpose of these studies is to reduce the probability of claims and keep losses to a minimum.

     Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences are far more extensive when, for example, entire regions are devastated. We make use of special modeling techniques to control such risks. They involve the collection of data on earthquakes and weather patterns, which are used to simulate natural disaster scenarios and estimate the potential for damage.

     Reserve risks We have to constitute provisions for insurance claims that have been submitted but not yet settled. The amount is estimated on the basis of past experience and on the use of statistical methods. We also limit risks by constantly monitoring the development of these provisions and use the information we obtain to make forecasts. In the area of life insurance, reserves are calculated by using actuarial methods. In addition to other criteria, these calculations take into account the biometric data of the populations insured by using, for example, national mortality tables.

     Credit and counterparty risks To limit its liability from insurance business the Group cedes part of the risks it assumes to the international reinsurance market when necessary. When selecting our reinsurance partners, we consider only companies that offer excellent security. Our Group companies use comprehensive rating information for the active management of credit risks. This information is either in the public domain or gathered through internal investigations.

     Investment risks Investments are an integral part of insurance coverage. They ensure our ability to meet the payment commitments we make in our insurance contracts. The tight link between insurance obligations and investment of the capital related to these obligations is investigated by using specific models. This also enables us to manage risks arising from interest guarantees provided to our customers.

     We monitor market risks by means of sensitivity analyses and stress testing. Exchange rate fluctuations represent a risk that can essentially be disregarded because our insurance commitments are to a very large extent backed by funds in the same currency.

     We limit credit risks by setting high requirements on the creditworthiness of our debtors and by spreading the risk. We consolidate our exposure according to debtors and across all investment categories, and we use limit lists to monitor exposure.

     In individual cases, we use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates. The end users of these derivatives are Allianz Group companies. Our internal investment and monitoring rules are considerably stricter than the regulations imposed by supervisory authorities.

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures:

     -- credit risks are assessed by calculating replacement values.

     -- market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specifying stop-loss limits.

     We limit liquidity risks by reconciling our investment portfolio with our insurance commitments. In addition, we plan our cash flow from ordinary activities.

     Asset structure and diversification are other elements in our management of investment risk.

     Organizational risk controlling In terms of organization, we limit our investment risks through a clear separation of management and controlling functions. Within the Allianz Group, risk management is implemented in cooperation with the local units in a top-down bottom-up process. The Allianz Finance Committee, which is made up of members of the Allianz Board of Management, delegates far-reaching decision-making authority to the regional Finance Commit-tees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local units.

     Risk capital At the end of fiscal 2002, risk capital before minority interests was composed as follows: In property and casualty insurance, 16.1 billion euros were allocated for actuarial risks, 0.8 billion euros for credit and counterparty risks and 3.9 billion euros for investment risks. Risk capital in life insurance came to a total of 11.1 billion euros as of December 31, 2002.

     As a minimum, the capital we allocate to our local units meets the requirements for an A rating from Standard & Poor's.

RISK CONTROLLING IN THE BANKING BUSINESS

     In this business segment, the following types of risks are controlled: credit and counterparty risks including counterparty risks from trading activities, country risks, market risks in the trading and investment portfolios, and liquidity risks.

     Credit and counterparty risks These risks are directly linked to granting credits in the banking business. The bank controls these risks through guidelines and credit risk committees. The ratings of our customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. This process involves analyzing and weighting the various creditworthiness characteristics of the customers and presenting the results in the form of rating scales. The forecasting quality, up-to-dateness and portfolio coverage of the rating methods used are controlled by periodic sampling and regular reports.

                     GROUP EXPOSURE BY RATING CLASSES in %

                                  (BAR GRAPH)

Rating classes

     In the past year, Dresdner Bank increased the number of rating classes from 8 to 16. The first six classes correspond to "investment grade," classes VII to XIV signify "non investment grade." Rating classes XV and XVI are default classes according to the Basle II Definition. At the end of fiscal 2002, about 70 percent of all counterparty risks in the trading and banking portfolios of Dresdner Bank fell into rating classes I to VI.

     The volume of the overall portfolio is to a great extent determined by the banks trading business, which involves primarily transaction with very low default probability, i.e. with state and local agencies and financial services providers. Approximately 85 percent of the transactions with public agencies or organizations are rated in the top risk class I. Approximately 60 percent of the transactions with financial services providers fall into risk classes III to V. These two segments represent 56 percent of the bank's total portfolio.

     Counterparty risks are now centrally controlled by Dresdner Bank's Risk Management and Control Committee, which is headed by the Chief Risk Officer of Dresdner Bank. The newly created body issues the appropriate guidelines and standards for the risk strategy and risk control of the Dresdner Bank Group and ensures compliance. In addition, the committee decides on essential projects involving a credit risk. In this context, the Risk Management and Control

Committee oversees the coordination between the risk management of the company's divisions and the Corporate Center Risk Control Unit. This is done in close cooperation with Allianz AG's Group Risk Controlling (Allianz Group Center). In addition, the committee is responsible for the monthly audit of the overall portfolio. This audit, which is performed in cooperation with the divisions, is controlled by Risk Controlling. Its purpose is to monitor credit risks on a continuing basis and to make sure that the management's credit risk strategy is adhered to.

              TRADING AND LOAN PORTFOLIO BY INDUSTRY SECTORS in %

                                  (BAR GRAPH)

     In the past year, Dresdner Bank set up the Institutional Restructuring Unit
(IRU) at Dresdner Bank. The task of this unit is to unwind non-strategic obligations of Dresdner Bank that are exposed to a high risk, thus liberating risk capital. This process primarily concerns lines of credit in North and South America, in Germany and in the areas of private equity and commercial real estate.

     We account for the development of risks in the lending business by making allowances for individual risks and country risks. In setting up risk provisions, we consider the credit-worthiness of the borrower, the general economic environment and risk-reducing measures, for example securities. In 2002, total risk provisions in the banking business amounted to 7.6 billion euros.

     Counterparty risk from trading activities: in the credit-sensitive trading business with OTC derivatives, the selection of counterparties plays a decisive role. The selection process is aimed at counterparties with top-quality credit ratings. In the derivatives portfolios of Dresdner Bank, 95 percent of the positive replacement values, which are essential for assessing counterparty risk, involve counterparties in risk classes I to VI described above and are thus of "investment grade." To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are set up. In the case of a defaulting counterparty, netting makes it possible to offset any claims and liabilities not yet due.

                                                                12/31/2002
                                                                ----------
                                                                   E BN
Specific loss allowances....................................       6.8
General loss allowances.....................................       0.8
                                                                   ---
TOTAL.......................................................       7.6
                                                                   ===

     Country risks We control these risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups.

     At the end of 2002, Dresdner Bank's country risk provisions totaled 367 million euros. The regional breakdown of this amount is shown in the chart.

                     COUNTRY RISK PROVISION BY REGION in %

                                  (PIE CHART)

     Market risks Dresdner Bank uses a proprietary value-at-risk model that takes into account all aspects of general and specific risks. Value-at-risk is defined as the potential loss which may occur during a specific period of time and with a given confidence level. In 1998, the predecessor of the German Federal Supervisory Authority for Financial Service Providers (BAFin) first approved Dresdner Bank's value-at-risk model for purposes of reporting in accordance with Principle I of the German Banking Act. The BAFin also approved the improvements made in 2001 and 2002. The value-at-risk data used to calculate capital adequacy requirements for regulatory purposes must take into account potential market movements within a confidence level of 99 percent, based on an assumed holding period of 10 trading days.

     Market risks in the trading portfolio: the risks from Dresdner Bank's trading activities decreased in comparison to the previous year. This is mainly attributable to reduced holdings of interest-bearing instruments.

     To validate the quality of the value-at-risk model, our bank performs regular backtests. For this purpose, the value-at-risk calculated on the basis of the current position is compared to the actual change in value on the following day. This shows whether the model used provides an adequate assessment of the risks.

     For purposes of setting internal limits and risk determination, we calculate value-at-risk with a confidence level of 95 percent and a one-day holding period. Unlike the value-at-risk calculation required by the supervisory authority, which is based on market data from the past, we thus assign greater weight to the most recent market fluctuation. This ensures that value-at-risk data more accurately reflect current market developments.

VALUE-AT-RISK STATISTICS
(99% CONFIDENCE LEVEL, 10-DAY HOLDING PERIOD)

                                                               2002 ANNUAL STATISTICS
                                              YEAR-END    --------------------------------    YEAR-END
                                                2002      MEAN VALUE    MAXIMUM    MINIMUM      2001
                                              --------    ----------    -------    -------    --------
                                                E MN         E MN        E MN       E MN        E MN
Aggregate risk............................        81          120         167        35          147
Interest rate risk........................        65          101         147        65          124
Equity risk...............................        45           53          83        26           64
Currency/ commodity risk..................        13           17         104         2           18
Diversification effect(*).................      - 42         - 51          --        --         - 59

------------

(*) No diversification effect can be taken into account since the maximum and minimum values were measured at different dates.

     Value-at-risk is only one of the instruments used to characterize the risk profile of the Dresdner Bank Group. In addition, the bank also uses operational risk indicators and limits, which are specifically adapted to the risk situation of the trading units. Trading is controlled by setting value-at-risk and operational market risk limits. Current limit utilization is determined and monitored by Risk Controlling on a daily basis. Limit breaches are immediately indicated to the management concerned so that corrective action can be taken.

     Market risks in the non-trading portfolio: this risk mainly comprises the risk of interest changes and is analyzed on the basis of sensitivity and value-at-risk indicators (99 percent confidence level, ten-day holding period). As in the case of trading, the bank controls this risk by setting value-at-risk limits.

     The value-at-risk for interest rate risk in the banking portfolio of Dresdner Bank Group decreased 67 percent to 31.9 million euros at the end of the year. This indicator also takes into account portfolio effects. The reduction is mainly due to the deconsolidation of Deutsche Hyp.

     Currency risks   Currency risks at Dresdner Bank are limited by applying
the following principle: all loans and deposits in foreign currencies are re-financed or reinvested in the same currency with matching maturities.

     Liquidity risks   As part of a Group liquidity policy, Treasury and Risk
Control establishes principles for liquidity management. This policy meets both regulatory requirements and internal standards. The liquidity risk limits include a reporting process for limit breaches and provisions for emergency planning.

     Liquidity risk measurement is based on the liquidity management system. This system models the maturities of all cash flows and draws up a scenario-based liquidity balance sheet, taking into account available prime-rated securities.

     Organizational risk controlling   At the organizational level, risk
management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by the Board of Management.

RISK CONTROL IN ASSET MANAGEMENT

     Risk control in asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center ensures that Group-wide standards for asset management are applied at the local level. The individual asset management companies continually monitor the portfolio risks of the customer assets they manage by using analytical tools specifically adapted to the risk profile of the product concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Group level.

OPERATIONAL RISKS

     OPERATIONAL RISKS are risks caused by inadequacies or faults in business processes or controls. These may be related to technical problems or employees, operational structures or external influences. We intend to minimize such risks by installing a comprehensive system of internal controls and security systems in each operating unit. Operational risks are limited by a wide range of technical and organizational measures such as redundant hardware configurations, communications equipment and systems, back-up computing facilities, and data back-ups to maintain IT capability in emergencies. In addition, procedures are in place for safeguarding the confidentiality and integrity of stored data and information. For this purpose, high-performance firewall systems were introduced to protect the IT network against external interference along with complex access authorization procedures, supervision and control processes. The principle of dual control is adhered to in the case of operating procedures. The purpose of these measures is to ensure and document an adequate standard for Group-internal processes.

     LEGAL RISKS result from contractual agreements or legal frameworks. They include risks from the adoption of new statutory regulations, disadvantageous amendments to existing legislation or regulations or prejudicial changes in their interpretation. Legal risks also take into account the possibility that contractual agreements may not be enforceable through legal action or court proceedings. The limitation of legal risks is an important task of the Group's Legal Department. This is done, for example, by using internationally recognized standard documentation and, if necessary, by obtaining legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction. In addition, the Group's Legal Department assists Group companies in matters pertaining to business transactions and contractual negotiations to ensure compliance with minimum standards. It also supports the management and supervisory bodies of Allianz in meeting their statutory obligations.

OUTLOOK

     At the beginning of 2003, we set up a Risk Committee for the Allianz Group. It is composed of members of the Board of Management of Allianz AG and chaired by our Chief Risk Officer. The purpose of this committee is to make early warning indicators from our risk analyses available to the entire Group even more quickly than has been the case in the past. This will establish closer ties between local responsibilities and central risk controlling.

     In addition, we intend to strengthen our operating risk management in 2003. Data on internal losses attributable to operating risks will be compiled and analyzed. If the insights gained from this process are sufficiently stable, the data will also be integrated into our risk capital computation model so that the corresponding risks can be backed with capital.

     Additional improvements will result from the closer implication of local risk management in the group-wide transfer of know-how, another project for the current fiscal year. In this context, we will concentrate our efforts on Asset-Liabilities Management and Natural Catastrophes.

     Dresdner Bank is continually refining its system for the assessment of creditworthiness in the lending and trading business, as well as its authorization, supervision and control processes. These measures are based on the future Basle Capital Accord (Basel II), which is currently being revised. The new accord provides for a fundamental reform of regulatory capital requirements for credit risks and, for the first time, includes operating risks. The objective is to bring statutory minimum equity capital requirements in line with actual risks. Basel II also provides for different calculation options for credit risks and operational risks, whereby different levels of security are permitted within a given risk class. In either case, Dresdner Bank intends to implement the approach with the most stringent requirements. For credit risks, this is the Internal Rating Based Advanced Approach and for operational risks the Advanced Measurement Approach.

RISK MONITORING BY THIRD PARTIES

     Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities specify the minimum precautions that must be taken in individual countries and at the international level. Rating agencies determine the relationship between the required risk capital of a company and the available safeguards. In their evaluation of capital resources, the rating agencies include equity shown in the balance sheet, minority interests and other items representing additional securities in times of crisis. At the end of the year, this total was slightly below the level that corresponds to our current ratings. But the evaluation of creditworthiness and the corresponding assignment of rating classes is not determined by this assessment alone. In addition to capital resources, the rating process also takes into account elements such as, mainly, the strategic position of the company in individual business areas and markets as well as its medium-term business prospects.

     OUR EMPLOYEES' SENSE OF COMMITMENT, PROFESSIONALISM AND CUSTOMER FOCUS HAVE HELPED THE ALLIANZ GROUP OBTAIN THE RANK IT HOLDS TODAY. The human resources policy of the Allianz Group is based on two principles: delegation of operating responsibility to the individual company units, and close global coordination in core areas. In human resources, this coordination primarily covers succession planning, management training and the transfer of know-how.

     At December 31, 2002, we had 181,651 (179,946) employees in over 70 countries. The radical restructuring of Dresdner Bank necessitated massive job cuts. Nonetheless, the overall number of employees increased, mainly due to the new consolidation of the Slovakian insurer Slovenska poist'ovna at July 22, 2002. At the same time, we also substantially increased the number of field representatives in our German insurance network, which all but compensated the staff reductions at the bank. Approximately half of our employees work outside Germany. A detailed overview is provided by the table and the chart below.

EMPLOYEES BY COUNTRY

                                                                 2002       2001
                                                                -------    -------
Germany.....................................................     87,398     87,589
France......................................................     21,167     21,069
U.S.A.......................................................     11,270     13,617
Great Britain...............................................      9,003      9,261
Italy.......................................................      7,474      7,915
Slovakia....................................................      3,890        367
Switzerland.................................................      3,739      3,674
Netherlands.................................................      3,604      2,173
Austria.....................................................      3,130      3,079
Australia...................................................      3,099      3,082
Hungary.....................................................      3,000      2,166
Spain.......................................................      2,680      2,534
South Korea.................................................      2,438      2,457
Brazil......................................................      2,203      3,412
Colombia....................................................      1,403      1,600
Other.......................................................     16,153     16,318
                                                                -------    -------
TOTAL.......................................................    181,651    179,946
                                                                =======    =======

                            EMPLOYEES BY REGION in %

                                  (PIE CHART)

INTERNATIONAL PERSONNEL MARKETING

     To further strengthen our position as a leading financial service provider we are constantly searching for highly qualified young professionals with management potential who, together with us, will take on this challenging task. In this process, we are looking at recent university graduates as well as junior managers with first professional experience.

     We therefore cultivate contacts with international management prospects at renowned universities and business schools in the U.S.A., France, Switzerland and Italy. We also recruit our future managers from leading schools in Australia and South Korea. In addition, we offer a total of about 800 internships in all parts of the world -- a coveted opportunity to become more familiar with the Allianz Group.

     Our employers rankings are testimony to the fact that we really do have something to offer young people. In the "Great Place to Work" audit by the German business magazine "Capital," we were one of the companies who were honored as "Germany's best employer." And our U.S. company Allianz Life in Minneapolis won the "Great Place to Work" award of the local Business Journal for the second time in a row.

INTERNATIONAL EDUCATION PROGRAMS AND DEVELOPMENT PERSPECTIVES

     As an international financial services group, we demand and promote an international orientation and intercultural competency on the part of our employees. We are committed to filling newly available positions in our worldwide organization primarily through internal promotions that encourage upward mobility on an international scale. With the acquisition of Dresdner Bank, the available career choices have become even more interesting. Many employees already switched from Dresdner Bank to Allianz and vice-versa.

     What do we do to help our employees enlarge their professional horizon? We provide international training programs, expatriation programs as well as study groups and workshops on the transfer of know-how in which multi-nationality is a basic principle. Our corporate university, the Allianz Management Institute, operates exclusively on an international scale.

CROSS-BORDER TRAINING PROGRAMS

     While the Group coordinates and provides support, the individual Allianz companies know best which needs their qualifying programs must meet. In other words, no two programs are alike. The resulting diversity limits us to citing some particularly successful examples: one of them is the Allianz Development Program, which primarily addresses employees from central and eastern Europe. In China, Allianz Dazhong Life Insurance in cooperation with the Hanns-Seidel-Stiftung and the Shanghai Electronic Industrial School offers a two-year training program which equals the high standards of a German apprenticeship in the insurance industry. In France, the "pepiniere" program of our subsidiary AGF is open to university graduates. And our U.S. company Fireman's Fund operates a program for employees holding an MBA, which we support from Munich with international deployment opportunities.

EXPATRIATION

     We offer our employees every opportunity for professional advancement outside their familiar context. We propose project-related foreign assignments, which tend to be short-term by nature, but also expatriate positions for several years. Standards for expatriations of any kind and for the return to their home country ensure the peace of mind of our employees and their superiors and thus increase their motivation to expand their professional horizons far from home.

TRANSFER OF KNOW-HOW

     Internationally staffed study groups and workshops promote the transfer of knowledge within the Group and strengthen the market position of our subsidiaries. The added-value potential of this initiative is enormous, and the participants' possibilities for professional and intercultural advancement are equally as large.

AMI MANAGEMENT PROGRAMS

     The Allianz Management Institute is our corporate university for international top management. It disseminates knowledge, but it also develops Group strategy. An example are the meetings of top-level managers from the most diverse countries with members of the Group's Board of Management. In the framework of the AMI Campus Program, these meetings address common strategic questions. The topics of these strategic workshops included "Building an Entrepreneurial Organization" and "The Integration Process after a Merger."

     Our training center in Kempfenhausen on Lake Starnberg was completed in April 2002 and can now accommodate conferences with up to 150 participants. It is the venue for our international Allianz Management Programs, with the exception of those held at business schools. In addition, we invite renowned professors from business schools and experts from within the company to shape career and management programs for Allianz junior managers at Kempfenhausen.

PERFORMANCE ORIENTATION AND COMPENSATION

     Performance and result-based remuneration is the mainstay of our compensation strategy. With management, we agree on annual objectives in which our added-value concept is of crucial importance. But even employees without management functions are increasingly managed by objective and the corresponding target agreements.

     Total wages and salaries paid by the Group to its employees worldwide amounted to 8.8 (6.8) billion euros in 2002. Social security contributions, pensions and other employee benefits amounted to 2.4 (1.6) billion euros.

     Our employee stock purchase plan was further expanded. In 2002, we offered Allianz shares at preferential conditions to over 150,000 employees in 24 (22) countries.

     For management, we launched another tranche of our long-term incentive plan. The key determinants of this variable compensation plan are the development of the Allianz share price as well as the Economic Value Added of the Group and its respective companies.

     THE POSSIBILITY OF A WAR IN THE GULF REGION WEIGHS HEAVILY OVER THE PROSPECTS FOR ECONOMIC IMPROVEMENT IN THE YEAR 2003. Even if the world economy should regain momentum in the second half of the year, only modest growth can be expected for the year as a whole. Since the risks remain considerable, the overall situation for financial services providers is not likely to improve.

MANY QUESTION MARKS

     The world economy will get back on track only if consumers, companies and investors become more optimistic about the future. For that, the current uncertainties about the conflict with Iraq must be abated, and that will not happen before the second half of the year. Another prerequisite for the return of optimism and solid economic growth is confidence in capital markets, accounting practices and regulatory authorities - a healing process that takes time.

     But there has also been a series of positive influences on the economic climate. The low fund rate and low interest rates on the capital markets as well as an expansive fiscal policy in the U.S.A. can be expected to support the forces of growth. In Europe, however, structural problems and household deficits hamper recovery. We expect the European economy to grow by close to 1.5 percent in 2003. Due to the weak domestic economy, the expansion in Germany will once again lag behind the European average, while growth in the U.S.A. is likely to reach 2 percent. The Japanese economy, which is supported by the economic upswing in Asia, will also expand slightly. Leading economic research institutes forecast similarly low growth rates. The job market situation remains difficult on both sides of the Atlantic, which severely limits the prospects for economic impetus from private consumption.

UNEVEN BUSINESS ENVIRONMENT FOR FINANCIAL SERVICES PROVIDERS

     A subdued economic outlook does not, however, mean that sales and revenue of the Allianz Group will deliver an equally subdued performance. In fact, our business activities are additionally buoyed by many current trends. Since September 11, 2001, risks are again being viewed more critically, which can be expected to contribute to premium growth in the area of property and casualty insurance, even though this segment of our business is subject to strong competition. The known weakness of governmental retirement insurance plans is helping to maintain interest in private insurance in the form of life insurance and asset management products, which means that conditions for these areas of business in 2003 will be favorable. The situation in private health insurance is more tenuous, especially since recent changes in legislation in Germany are a burden for the insurance industry. Conditions in the banking sector will not improve significantly until there is an economic recovery and, most importantly, a return of confidence in the financial markets.

     In the growth markets of central and eastern Europe, economic growth is expected to come to a total of 3.3 percent, up slightly from the comparable figure a year earlier. The impending entry of these countries into the European Union is having a stimulating effect. The overall situation for the insurance industry is favorable in this region since higher incomes, growing prosperity and gradual deregulation of the financial services sector are having a positive impact on our business.

     In Asia, financial services providers like Allianz are benefiting from a dynamic economy and liberalization of the Chinese and Indian financial services markets with their impressive potential for new business. On the other hand, prospects for growth in Latin America are rather dim. The economic situation in that part of the world can be expected to improve, but the effects of the preceding crisis will continue to be felt for some time in many countries and especially in problem-ridden Argentina. Against this backdrop, it will hardly be possible to achieve a significant increase in sales of asset management products and life insurance.

BUSINESS OUTLOOK OF THE ALLIANZ GROUP

     Despite the risks referred to, we expect clear improvements of Allianz Group's operating results in the current year. We are planning further reductions of the combined ratio in the insurance business and of the cost-income ratio in asset management. The Turnaround 2003 program will substantially lower personnel costs and operating expenses in the banking business. However, if the uncertainties in the financial markets persist and economic activity remains depressed, high charges for security write-offs and loan loss provisions can be expected in the current year as well.

     These assessments are, as always, subject to the disclaimer provided below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

    Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

    The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

                      (This page intentionally left blank)

                   CONTENTS CONSOLIDATED FINANCIAL STATEMENTS

                                                                     PAGE
                                                                     -----
CONSOLIDATED BALANCE SHEET.......................................     F-63
CONSOLIDATED INCOME STATEMENT....................................     F-64
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.....................     F-65
CASH FLOW STATEMENT..............................................     F-66
SEGMENT REPORTING................................................     F-68
Consolidated balance sheet by business segments..................     F-68
Consolidated income statement by business segments...............     F-69
Property/casualty insurance......................................     F-70
Specialty line...................................................     F-70
Life/health insurance............................................     F-70
Banking..........................................................     F-70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  1  Accounting regulations......................................     F-71
  2  Declaration of compliance with the German Corporate
     Governance Code according to sec.161 AktG...................     F-71
  3  Scope of Consolidation......................................     F-71
  4  Accounting and valuation policies...........................     F-72

SUPPLEMENTARY INFORMATION ON GROUP ASSETS
  5  Intangible assets...........................................     F-85
  6  Investments in affiliated enterprises, joint ventures, and
     associated enterprises......................................     F-87
  7  Investments.................................................     F-87
  8  Loans and advances to banks and customers...................     F-89
  9  Trading assets..............................................     F-91
 10  Cash and cash equivalents...................................     F-91
 11  Amounts ceded to reinsurers from the insurance reserves.....     F-91
 12  Other assets................................................     F-92

SUPPLEMENTARY INFORMATION ON GROUP LIABILITIES AND EQUITY
 13  Shareholders' equity........................................     F-93
 14  Minority interests in shareholders' equity/earnings.........     F-95
 15  Participation certificates and subordinated liabilities.....     F-95
 16  Insurance reserves..........................................     F-97
 17  Liabilities to banks........................................     F-99
 18  Liabilities to customers....................................     F-99
 19  Certificated liabilities....................................    F-100
 20  Trading liabilities.........................................    F-100
 21  Other accrued liabilities...................................    F-100
 22  Other liabilities...........................................    F-102
 23  Deferred income.............................................    F-103

SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED INCOME STATEMENT
 24  Premiums earned (net).......................................    F-103
 25  Interest and similar income.................................    F-103
 26  Income (net) from investments in affiliated enterprises,
     joint ventures, and associated enterprises..................    F-104
 27  Other income from investments...............................    F-104
 28  Trading income..............................................    F-104
 29  Fee and commission income, and income from service
     activities..................................................    F-105
 30  Other income................................................    F-105
 31  Insurance benefits..........................................    F-106
 32  Interest and similar expenses...............................    F-106
 33  Other expenses for investments..............................    F-107
 34  Loan loss provisions........................................    F-107
 35  Acquisition costs and administrative expenses...............    F-107
 36  Other expenses..............................................    F-108
 37  Taxes.......................................................    F-108

                                                                     PAGE
                                                                     -----
SUPPLEMENTARY INFORMATION ON INSURANCE AND BANKING BUSINESS
 38  Supplementary information on insurance business.............    F-110
 39  Supplementary information on banking business...............    F-111
 40  Use, treatment and reporting of derivative financial
     instruments.................................................    F-113
 41  Fair value..................................................    F-116
 42  Related party disclosures...................................    F-117
 43  Contingent liabilities and other commitments................    F-120

OTHER INFORMATION
 44  Other information...........................................    F-122

SELECTED PARTICIPATIONS AND EQUITY INVESTMENTS
Operating subsidiaries...........................................    F-126
Associated enterprises...........................................    F-129
Other selected holdings in listed companies......................    F-130

INDEPENDENT AUDITORS' REPORT.....................................    F-131

           CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED DECEMBER 31

                                                                   NOTE     2002       2001
                                                                   ----    -------    -------
                                                                            E MN       E MN
ASSETS
A.   Intangible assets...........................................    5      18,273     16,911
B.   Investments in affiliated enterprises, joint ventures, and
     associated enterprises......................................    6      11,345     10,247
C.   Investments.................................................    7     285,340    345,302
D.   Investments held on account and at risk of life insurance
     policyholders...............................................           25,657     24,692
E.   Loans and advances to banks.................................    8      86,822     61,274
F.   Loans and advances to customers.............................    8     188,084    239,693
G.   Trading assets..............................................    9     124,842    128,422
H.   Cash and cash equivalents...................................   10      21,008     21,240
I.   Amounts ceded to reinsurers from insurance reserves.........   11      28,420     30,999
J.   Deferred tax assets.........................................   37      13,258      8,415
K.   Other assets................................................   12      49,007     55,730
                                                                           -------    -------
TOTAL ASSETS.....................................................          852,056    942,925
                                                                           =======    =======
EQUITY AND LIABILITIES
A.   Shareholders' equity........................................   13      21,772     31,664
B.   Minority interests in shareholders' equity..................   14       8,165     17,349
C.   Participation certificates and subordinated liabilities.....   15      14,174     12,207
D.   Insurance reserves..........................................   16     305,763    299,512
E.   Insurance reserves for life insurance where the investment
     risk is carried by policyholders............................           25,687     24,726
F.   Liabilities to banks........................................   17     137,332    135,402
G.   Liabilities to customers....................................   18     147,266    177,323
H.   Certificated liabilities....................................   19      78,750    134,670
I.   Trading liabilities.........................................   20      53,520     44,538
J.   Other accrued liabilities...................................   21      13,069     14,117
K.   Other liabilities...........................................   22      31,360     37,236
L.   Deferred tax liabilities....................................   37      12,188      8,898
M.   Deferred income.............................................   23       3,010      5,283
                                                                           -------    -------
TOTAL EQUITY AND LIABILITIES.....................................          852,056    942,925
                                                                           =======    =======

          CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31

                                                                NOTE      2002         2001
                                                                ----    ---------    --------
                                                                          E MN         E MN
1.   Premiums earned (net)..................................      24       55,133      52,745
2.   Interest and similar income............................      25       28,210      24,224
3.   Income (net) from investments in affiliated
     enterprises, joint ventures, and associated
     enterprises............................................      26        4,398       1,588
4.   Other income from investments..........................      27        9,355       8,502
5.   Trading income.........................................      28        1,507       1,592
6.   Fee and commission income, and income from service
     activities.............................................      29        6,102       4,827
7.   Other income...........................................      30        3,108       2,479
                                                                        ---------    --------
TOTAL INCOME (1. TO 7.).....................................              107,813      95,957
                                                                        ---------    --------
8.   Insurance benefits (net)...............................      31     - 50,229    - 50,154
9.   Interest and similar expenses..........................      32     - 10,651     - 7,947
10.  Other expenses for investments.........................      33     - 14,102     - 8,923
11.  Loan loss provisions...................................      34      - 2,241       - 596
12.  Acquisition costs and administrative expenses..........      35     - 24,431    - 19,324
13.  Amortization of goodwill...............................       5      - 1,162       - 808
14.  Other expenses.........................................      36      - 6,211     - 6,378
                                                                        ---------    --------
TOTAL EXPENSES (8. TO 14.)..................................            - 109,027    - 94,130
                                                                        ---------    --------
15.  Earnings from ordinary activities before taxes.........              - 1,214       1,827
16.  Taxes..................................................      37          735         840
17.  Minority interests in earnings.........................      14        - 688     - 1,044
                                                                        ---------    --------
18.  NET INCOME.............................................              - 1,167       1,623
                                                                        =========    ========
                                                                            E           E
                                                                        ---------    --------
Earnings per share..........................................      44       - 4.81        6.66
                                                                        =========    ========
Diluted earnings per share..................................      44       - 4.81        6.66
                                                                        =========    ========

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                       UNREALIZED    CONSOLIDATED
                                                  PAID-IN   REVENUE    GAINS AND    UNAPPROPRIATED   SHAREHOLDERS'
                                                  CAPITAL   RESERVES     LOSSES         PROFIT          EQUITY
                                                  -------   --------   ----------   --------------   -------------
                                                   E MN       E MN        E MN           E MN            E MN
12/31/2000......................................   7,994     13,728      13,448           433            35,603
Currency translation adjustments................              - 127          38                            - 89
Changes in the group of consolidated companies..              - 554                                       - 554
Capital paid-in.................................   6,775                                                  6,775
Treasury stock..................................            - 5,801                                     - 5,801
Unrealized investment gains and losses..........                        - 5,210                         - 5,210
Net income for the year.........................              1,213                       410             1,623
Shareholders' dividend..........................                                        - 367             - 367
Miscellaneous...................................              - 250                      - 66             - 316
                                                  ------    -------     -------         -----           -------
12/31/2001......................................  14,769      8,209       8,276           410            31,664
Currency translation adjustments................            - 1,232        - 29                         - 1,261
Changes in the group of consolidated companies..                364                                         364
Capital paid-in.................................      16                                                     16
Treasury stock..................................              - 157                                       - 157
Unrealized investment gains and losses..........                        - 7,198                         - 7,198
Net income for the year.........................            - 2,332                     1,165           - 1,167
Shareholders' dividend..........................                                        - 364             - 364
Miscellaneous...................................               - 79                      - 46             - 125
                                                  ------    -------     -------         -----           -------
12/31/2002......................................  14,785      4,773       1,049         1,165            21,772
                                                  ======    =======     =======         =====           =======

                              CASH FLOW STATEMENT

                                                                2002        2001
                                                              --------    --------
                                                                E MN        E MN
Net income for the year.....................................   - 1,167       1,623
Change in unearned premiums.................................       542         949
Change in aggregate policy reserves(1)......................     6,039       6,859
Change in reserves for loss and loss adjustment expenses....     2,530       3,375
Change in other insurance reserves(2).......................   - 4,241     - 4,007
Change in deferred acquisition costs........................   - 1,211       - 662
Change in funds held by others under reinsurance business
  assumed...................................................     1,349       - 171
Change in funds held under reinsurance business ceded.......     - 192       - 278
Change in accounts receivable/payable on reinsurance
  business..................................................       232         - 4
Change in trading securities(3).............................    14,064    - 12,544
Change in loans and advances to banks and customers.........   - 5,846       3,442
Change in liabilities to banks and customers................   - 8,215       5,456
Change in certificated liabilities..........................   - 1,727       3,130
Change in other receivables and liabilities.................   - 1,399       3,843
Change in deferred tax assets/liabilities(4)................   - 1,295     - 2,181
Non-cash investment income/expenses.........................       175         112
Amortization of goodwill....................................     1,162         808
Other.......................................................   - 1,470         387
                                                              --------    --------
NET CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES....     - 670       - 775
                                                              --------    --------
Change in securities available for sale.....................   - 7,073     - 3,465
Change in securities held to maturity.......................     1,092         383
Change in real estate.......................................     2,226         112
Change in other investments.................................     1,681       2,692
Change in investments held on account and at risk of life
  insurance policyholders...................................   - 2,154     - 1,465
Change in cash and cash equivalents from the acquisition of
  consolidated affiliated companies.........................  - 10,787      12,114
Other.......................................................     - 919       - 441
                                                              --------    --------
NET CASH FLOW PROVIDED BY (USED IN) INVESTING ACTIVITIES....  - 15,934       9,930
                                                              --------    --------
Change in participation certificates and post-ranking
  liabilities...............................................     2,784       - 770
Change in aggregate policy reserves for life insurance
  products according to SFAS 97.............................    10,808       8,089
Cash inflow from capital increases..........................        16         275
Dividend payouts............................................     - 682       - 673
Other from shareholders' equity and minority interests(5)...     3,555         937
                                                              --------    --------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES..............    16,481       7,858
                                                              --------    --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     - 109          18
                                                              --------    --------
CHANGE IN CASH AND CASH EQUIVALENTS.........................     - 232      17,031
                                                              --------    --------
Cash and cash equivalents at beginning of period............    21,240       4,209
                                                              --------    --------
Cash and cash equivalents at end of period..................    21,008      21,240
                                                              ========    ========

------------

(1) Without aggregate policy reserves for life insurance products in accordance with SFAS 97

(2) Without change in the reserves for latent premium refunds from unrealized investment gains and losses

(3) Including trading liabilities

(4) Without change in deferred tax assets/liabilities from unrealized investment gains and losses

(5) Without change in revenue reserves from unrealized investment gains and losses

     The data for the cash flow statement were prepared in accordance with International Financial Reporting Standards. It excludes the effects of major changes in the scope of consolidation, which in 2002 included in particular the purchase of additional shares of Allianz Lebensver-sicherungs-AG, Stuttgart, Bayerische Versicherungsbank AG, Munich, Frankfurter Versicherungs-AG, Frankfurt/Main, Dresdner Bank Group, Frankfurt/Main, and Slovenska poist'ovna a.s., Bratislava, as well as the deconsolidation of Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main. The deconsolidation led to a decrease in the value of investments held (excluding funds held by others) by E43,558 mn, compared to a E77,978 mn increase in the prior-year period. Acquisitions increased goodwill by E2,924 mn (5,146 mn), and the net total of other assets and liabilities by E51,416 mn (88,568 mn decrease). Cash outflow related to these transactions amounted to E10,764 mn (12,450 mn). Cash funds were further reduced by changes in the scope of consolidation amounting to E23 mn (24,564 mn increase). Outflow for taxes on income amounted to E1,196 mn, compared to an inflow of E306 mn in the prior-year period.

 CONSOLIDATED BALANCE SHEET BY BUSINESS SEGMENTS FOR THE YEAR ENDED DECEMBER 31

                                                                                                       ASSET
                                      PROPERTY/CASUALTY      LIFE/HEALTH           BANKING          MANAGEMENT
                                      -----------------   -----------------   -----------------   ---------------
                                       2002      2001      2002      2001      2002      2001      2002     2001
                                      -------   -------   -------   -------   -------   -------   ------   ------
                                       E MN      E MN      E MN      E MN      E MN      E MN      E MN     E MN
ASSETS
A.  Intangible assets..............     2,960     2,943     4,817     4,005     3,509     3,183    6,987    6,780
B.  Investments in affiliated
    enterprises, joint ventures,
    and associated enterprises.....    51,448    40,387     6,183     6,043     4,349     2,079       20      116
C.  Investments....................    76,855    91,712   189,172   180,076    28,965    85,133      993    1,362
D.  Investments held on account and
    at risk of life insurance
    policyholders..................        --        --    25,657    24,692        --        --       --       --
E.  Loans and advances to banks....     5,219     5,079     3,490     1,010    76,748    54,271    1,863    1,646
F.  Loans and advances to
    customers......................     2,882     2,837    24,747    24,843   168,919   222,916      228      561
G. Trading assets..................     1,404     1,373     1,177       775   122,139   125,741      156      539
H.  Cash and cash equivalents......     2,880     2,617     2,267     2,351    16,322    16,244      940      550
I.  Amounts ceded to reinsurers
    from insurance reserves........    17,188    19,209    17,623    17,927        --        --       --       --
J.  Deferred tax assets............     7,410     5,060     2,601     1,911     3,161     1,350       86       94
K.  Other assets...................    21,482    22,840    17,320    17,634    15,416    14,977    3,672    2,589
                                      -------   -------   -------   -------   -------   -------   ------   ------
TOTAL SEGMENT ASSETS...............   189,728   194,057   295,054   281,267   439,528   525,894   14,945   14,237
                                      =======   =======   =======   =======   =======   =======   ======   ======
EQUITY AND LIABILITIES
A.  Participation certificates and
    subordinated liabilities.......     4,342       573        --        --     9,846    11,757       --       22
B.  Insurance reserves.............    87,557    90,432   224,673   215,217        --        --       --       --
C.  Insurance reserves for life
    insurance where the investment
    risk is carried by
    policyholders..................        --        --    25,687    24,726        --        --       --       --
D.  Liabilities to banks...........     5,166     6,303     1,708     2,143   130,568   131,454      177    1,554
E.  Liabilities to customers.......        --        --        --        --   146,945   175,228    2,754    2,981
F.  Certificated liabilities.......    19,031    14,727       263       229    64,569   122,713      435      435
G. Trading liabilities.............       544       448       825        50    52,152    44,052       --        2
H.  Other accrued liabilities......     5,626     5,387       850       967     5,984     7,130      609      633
I.  Other liabilities..............    18,312    21,624    20,555    19,963     5,468     4,134    1,239    1,413
J.  Deferred tax liabilities.......     7,356     5,920     2,551     1,958     2,220       980       61       40
K.  Deferred income................       104        84       354       406     2,545     4,793        7       --
                                      -------   -------   -------   -------   -------   -------   ------   ------
TOTAL SEGMENT LIABILITIES..........   148,038   145,498   277,466   265,659   420,297   502,241    5,282    7,080
                                      =======   =======   =======   =======   =======   =======   ======   ======
EQUITY(*)..........................
TOTAL EQUITY AND LIABILITIES.......

                                        CONSOLIDATION
                                         ADJUSTMENTS             GROUP
                                     -------------------   -----------------
                                       2002       2001      2002      2001
                                     --------   --------   -------   -------
                                       E MN       E MN      E MN      E MN
ASSETS
A.  Intangible assets..............        --         --    18,273    16,911
B.  Investments in affiliated
    enterprises, joint ventures,
    and associated enterprises.....  - 50,655   - 38,378    11,345    10,247
C.  Investments....................  - 10,645   - 12,981   285,340   345,302
D.  Investments held on account and
    at risk of life insurance
    policyholders..................        --         --    25,657    24,692
E.  Loans and advances to banks....     - 498      - 732    86,822    61,274
F.  Loans and advances to
    customers......................   - 8,692   - 11,464   188,084   239,693
G. Trading assets..................      - 34        - 6   124,842   128,422
H.  Cash and cash equivalents......   - 1,401      - 522    21,008    21,240
I.  Amounts ceded to reinsurers
    from insurance reserves........   - 6,391    - 6,137    28,420    30,999
J.  Deferred tax assets............        --         --    13,258     8,415
K.  Other assets...................   - 8,883    - 2,310    49,007    55,730
                                     --------   --------   -------   -------
TOTAL SEGMENT ASSETS...............  - 87,199   - 72,530   852,056   942,925
                                     ========   ========   =======   =======
EQUITY AND LIABILITIES
A.  Participation certificates and
    subordinated liabilities.......      - 14      - 145    14,174    12,207
B.  Insurance reserves.............   - 6,467    - 6,137   305,763   299,512
C.  Insurance reserves for life
    insurance where the investment
    risk is carried by
    policyholders..................        --         --    25,687    24,726
D.  Liabilities to banks...........     - 287    - 6,052   137,332   135,402
E.  Liabilities to customers.......   - 2,433      - 886   147,266   177,323
F.  Certificated liabilities.......   - 5,548    - 3,434    78,750   134,670
G. Trading liabilities.............       - 1       - 14    53,520    44,538
H.  Other accrued liabilities......        --         --    13,069    14,117
I.  Other liabilities..............  - 14,214    - 9,898    31,360    37,236
J.  Deferred tax liabilities.......        --         --    12,188     8,898
K.  Deferred income................        --         --     3,010     5,283
                                     --------   --------   -------   -------
TOTAL SEGMENT LIABILITIES..........  - 28,964   - 26,566   822,119   893,912
                                     ========   ========   =======   =======
EQUITY(*)..........................                         29,937    49,013
                                                           -------   -------
TOTAL EQUITY AND LIABILITIES.......                        852,056   942,925
                                                           =======   =======

---------------

(*) Shareholders' equity and minority interests

 CONSOLIDATED INCOME STATEMENT BY BUSINESS SEGMENTS FOR THE YEAR ENDED DECEMBER
                                       31

                                                                                                              ASSET
                                       PROPERTY/CASUALTY        LIFE/HEALTH             BANKING            MANAGEMENT
                                      -------------------   -------------------   -------------------   -----------------
                                        2002       2001       2002       2001       2002       2001      2002      2001
                                      --------   --------   --------   --------   --------   --------   -------   -------
                                        E MN       E MN       E MN       E MN       E MN       E MN      E MN      E MN
 1. Premiums earned (net)..........     36,458     34,428     18,675     18,317         --         --        --        --
 2. Interest and similar income....      4,473      5,068     11,215     10,765     13,336      9,085       119       129
 3. Income (net) from investments
    in affiliated enterprises,
    joint ventures, and associated
    enterprises....................      8,494        889        445        525      2,071      1,016      - 12       - 3
 4. Other income from
   investments.....................      3,652      4,307      4,932      3,562      1,430        628        35        44
 5. Trading income.................        207      1,451        244      - 117      1,081        244       - 1        10
 6. Fee and commission income, and
    income from service
    activities.....................        521      1,425        200        268      2,925      1,474     2,918     2,479
 7. Other income...................      1,850      1,329        863        866        432        394       126        79
                                      --------   --------   --------   --------   --------   --------   -------   -------
TOTAL INCOME (1. TO 7.)............     55,655     48,897     36,574     34,186     21,275     12,841     3,185     2,738
                                      --------   --------   --------   --------   --------   --------   -------   -------
 8. Insurance benefits (net).......   - 28,974   - 28,200   - 21,284   - 21,979         --         --        --        --
 9. Interest and similar
   expenses........................    - 1,564    - 1,323      - 434      - 492    - 9,509    - 6,852      - 89      - 82
10. Other expenses for
  investments......................    - 3,567    - 2,888    - 8,656    - 5,537    - 2,225      - 465      - 22      - 57
11. Loan loss provisions...........        - 7        - 4       - 10        - 4    - 2,222      - 588       - 2        --
12. Acquisition costs and
  administrative expenses..........   - 10,545    -10,042    - 4,263    - 4,259    - 7,581    - 3,446   - 2,378   - 1,895
13. Amortization of goodwill.......      - 370      - 349      - 174      - 146      - 241       - 70     - 377     - 243
14. Other expenses.................    - 3,074    - 3,682    - 1,844    - 1,357    - 1,034    - 1,193     - 551     - 795
                                      --------   --------   --------   --------   --------   --------   -------   -------
TOTAL EXPENSES (8. TO 14.).........   - 48,101   - 46,488   - 36,665   - 33,774   - 22,812   - 12,614   - 3,419   - 3,072
                                      --------   --------   --------   --------   --------   --------   -------   -------
15. Earnings from ordinary
  activities before taxes..........      7,554      2,409       - 91        412    - 1,537        227     - 234     - 334
16. Taxes..........................        469        701       - 67       - 99        154          6        59       168
17. Minority interests in
  earnings.........................      - 816      - 746        177       - 84         25      - 453     - 230     - 182
                                      --------   --------   --------   --------   --------   --------   -------   -------
18. NET INCOME.....................      7,207      2,364         19        229    - 1,358      - 220     - 405     - 348
                                      ========   ========   ========   ========   ========   ========   =======   =======

                                       CONSOLIDATION
                                        ADJUSTMENTS             GROUP
                                     -----------------   --------------------
                                      2002      2001       2002        2001
                                     -------   -------   ---------   --------
                                      E MN      E MN       E MN        E MN
 1. Premiums earned (net)..........       --        --      55,133     52,745
 2. Interest and similar income....    - 933     - 823      28,210     24,224
 3. Income (net) from investments
    in affiliated enterprises,
    joint ventures, and associated
    enterprises....................  - 6,600     - 839       4,398      1,588
 4. Other income from
   investments.....................    - 694      - 39       9,355      8,502
 5. Trading income.................     - 24         4       1,507      1,592
 6. Fee and commission income, and
    income from service
    activities.....................    - 462     - 819       6,102      4,827
 7. Other income...................    - 163     - 189       3,108      2,479
                                     -------   -------   ---------   --------
TOTAL INCOME (1. TO 7.)............  - 8,876   - 2,705     107,813     95,957
                                     -------   -------   ---------   --------
 8. Insurance benefits (net).......       29        25    - 50,229   - 50,154
 9. Interest and similar
   expenses........................      945       802   -  10,651    - 7,947
10. Other expenses for
  investments......................      368        24   -  14,102    - 8,923
11. Loan loss provisions...........       --        --     - 2,241      - 596
12. Acquisition costs and
  administrative expenses..........      336       318    - 24,431   - 19,324
13. Amortization of goodwill.......       --        --     - 1,162      - 808
14. Other expenses.................      292       649     - 6,211    - 6,378
                                     -------   -------   ---------   --------
TOTAL EXPENSES (8. TO 14.).........    1,970     1,818   - 109,027   - 94,130
                                     -------   -------   ---------   --------
15. Earnings from ordinary
  activities before taxes..........  - 6,906     - 887     - 1,214      1,827
16. Taxes..........................      120        64         735        840
17. Minority interests in
  earnings.........................      156       421       - 688    - 1,044
                                     -------   -------   ---------   --------
18. NET INCOME.....................  - 6,630     - 402     - 1,167      1,623
                                     =======   =======   =========   ========

PROPERTY/CASUALTY(*)

                                                                           NET
                                       PREMIUMS            NET           EXPENSE             NET
                                     EARNED (NET)      CLAIMS RATIO       RATIO             INCOME           INVESTMENTS
                                   ----------------    ------------    ------------    ----------------    ----------------
                                    2002      2001     2002    2001    2002    2001    2002      2001       2002      2001
                                   ------    ------    ----    ----    ----    ----    -----    -------    ------    ------
                                    E MN      E MN      %       %       %       %      E MN      E MN       E MN      E MN
1. EUROPE
  Germany......................    10,265    10,035    74.2    75.2    28.3    26.9    8,917      3,243    38,298    45,426
  France.......................     4,066     3,746    84.5    84.5    26.4    30.0      129       - 62     8,808     8,551
  Great Britain................     1,875     1,765    68.1    73.2    30.0    31.0      233         68     2,617     2,865
  Italy........................     4,490     4,181    74.8    76.7    22.7    22.5      524        318     8,780     8,417
  Switzerland..................     1,611     1,599    70.3    79.1    23.8    26.9       26         81     3,438     4,098
  Spain........................     1,171     1,027    77.0    78.7    20.6    21.2       36         18     1,398     1,387
2. AMERICA
  NAFTA Region.................     4,689     5,177    94.6    99.9    32.9    29.2    - 964    - 1,064     9,878    12,595
  South America................       494       610    67.0    63.7    34.8    39.7       24         12       337       479
3. ASIA-PACIFIC REGION.........     1,134       768    78.5    79.9    24.8    27.3     - 62       - 25     1,829     1,520

------------

(*) Excluding Specialty lines

SPECIALTY LINES

                                                                               NET
                                           PREMIUMS           NET            EXPENSE            NET
                                         EARNED (NET)     CLAIMS RATIO        RATIO           INCOME         INVESTMENTS
                                         ------------    --------------    ------------    -------------    --------------
                                         2002    2001    2002     2001     2002    2001    2002     2001    2002     2001
                                         ----    ----    -----    -----    ----    ----    -----    ----    -----    -----
                                          E       E
                                          MN      MN       %        %       %       %      E MN     E MN    E MN     E MN
Allianz Global Risks
  Ruckversicherungs-AG...............     559      --    100.8       --    41.7     --     - 257     --         1       --
Credit insurance.....................     857     901     72.1     68.0    34.2    44.0      33      70     2,000    2,118
Travel insurance and assistance......     740     669     62.0     64.4    32.5    33.4       4     - 8       269      237
Allianz Marine & Aviation............     578     450     75.2    108.2    21.1    22.1      17     - 54    1,011      920

LIFE/HEALTH

                                                                            NET
                                                        PREMIUMS          EXPENSE           NET
                                                      EARNED (NET)         RATIO           INCOME         INVESTMENTS
                                                    ----------------    ------------    ------------    ----------------
                                                     2002      2001     2002    2001    2002    2001     2002      2001
                                                    ------    ------    ----    ----    ----    ----    ------    ------
                                                                                         E       E
                                                     E MN      E MN      %       %       MN      MN      E MN      E MN
1. EUROPE
  Germany.......................................    11,044    10,545    10.0    12.8     96      63     97,030    93,316
  France........................................     1,449     1,515    52.5    52.0    - 10    132     38,241    39,319
  Italy.........................................     1,219     1,247    31.3    22.5    152     133     16,630    14,171
  Switzerland...................................       624       557    23.1    22.5    - 59    - 20     6,851     7,042
  Spain.........................................       493       873    7.3     4.2      13      12      3,342     3,176
2. U.S.A........................................       924     1,068    47.0    49.2    - 40    - 46    13,693    10,415
3. ASIA-PACIFIC REGION..........................     1,605     1,202    19.0    17.6    - 40    - 32     4,046     3,296

BANKING

                                                          TOTAL           LOAN LOSS          TOTAL             EARNINGS
                                                         REVENUES        PROVISIONS         EXPENSES         AFTER TAXES
                                                      --------------    -------------    --------------    ----------------
                                                      2002     2001     2002     2001    2002     2001      2002      2001
                                                      -----    -----    -----    ----    -----    -----    -------    -----
                                                                                  E                                     E
                                                      E MN     E MN     E MN      MN     E MN     E MN      E MN       MN
Private and business clients......................    3,350    1,678      561     233    3,093    1,605      - 304    - 160
Corporates & Markets..............................    3,758    1,725    1,592     361    3,808    2,161    - 1,642    - 797

1  ACCOUNTING REGULATIONS

     In accordance with sec.292 a of the German Commercial Code (HGB), the consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS). All standards currently in force for the years under review have been adopted in the presentation of the consolidated financial statements.

     Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards continue to be cited as International Accounting Standards
(IAS).

     IFRS do not provide specific guidance concerning the reporting of insurance transactions in annual financial statements. In such cases as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (U.S. GAAP) have been applied.

     For reasons of comparability with the reporting year, some prior-year figures were adjusted in the balance sheet and the income statement through reclassifications that do not affect net income or shareholders' equity.

     The financial statements were prepared in euros (E).

2 DECLARATION OF COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE ACCORDING TO SEC.161 AKTG

     On December 18, 2002, the Board of Management and the Supervisory Board of Allianz AG issued the Declaration of Compliance according to sec.161 AktG and made it available on a permanent basis to the shareholders on the company's website.

     The Declaration of Compliance of the two publicly traded group companies Allianz Lebensversicherungs-AG und Oldenburgische Landesbank AG were issued on December 11 and December 17, 2002, respectively, and were made available to the shareholders.

3  SCOPE OF CONSOLIDATION

     In addition to Allianz AG, 213 (previous year: 163) German and 1,045 (1,021) foreign enterprises have been consolidated in full. In addition, 74 (73) German and 79 (85) foreign investment funds were consolidated.

     Of the entities that have been consolidated in full, 12 (19) subsidiaries have been consolidated where Allianz AG owns less than a majority of the voting power of the subsidiary, including CreditRas Vita S. p. A. and Antoniana Popolare Veneta Vita S. p. A., in all periods presented. Allianz AG exercises control over these entities by its ability to govern the financial and operating policies of the enterprise through management agreements. A majority interest in Bayerische Versicherungsbank AG and Frankfurter Versicherungs-AG, which were already fully consolidated, was acquired in 2002.

     12 (13) joint ventures have been accounted for using the equity method; each of these enterprises is managed by Allianz AG together with a third party not included in the consolidated financial statements.

     198 (146) associated enterprises have been accounted for using the equity method.

     Certain enterprises have not been included in the consolidation or accounted for using the equity method in cases where their value is not material to the presentation of the financial statements as a whole.

     All affiliated companies, joint ventures, and associated companies that are included in or excluded from the consolidated financial statements are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which the consolidated financial statements and the Group management report have an exempting effect in accordance with the application of the sec.264 b of the German Commercial Code (HGB). Selected affiliated and associated enterprises are shown on pages F-124 to F-127.

     New acquisitions and first-time consolidations in the year under review included in particular the following:

     The Slovak insurance company Slovenska poist'ovna a.s., Bratislava, operates in both the property/casualty and the life/health insurance business segments. On July 22, 2002, Allianz Group acquired 66.8% of the shares of Slovenska poist'ovna a.s. for a purchase price of E66.3 mn. An additional 25.8% of the shares were acquired on August 22, 2002, and a further 6.5% on December 20, 2002. The total acquisition cost for our 99.1% shareholding amounted to E216.2 mn.

     The effects of including Slovenska poist'ovna a.s. in the Consolidated Financial Statements are shown in the following table:

                                                EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2002(1)
                                               ---------------------------------------------------------------
                                                  DATE OF
                                                 FIRST-TIME          NET                         AMORTIZATION
                                               CONSOLIDATION       INCOME       GOODWILL(2)       OF GOODWILL
                                               --------------      -------      -----------      -------------
                                                                    E MN           E MN              E MN
Slovenska poist'ovna a. s., Bratislava...        7/22/2002           - 8            138               - 7

------------

(1) Consolidated in the business segments

(2) On the date of first-time consolidation

     In the course of the year, we also acquired the following additional ownership interests in already consolidated subsidiaries:

     -- On January 15, 2002, we increased our interest in Allianz
        Lebensversicherungs-AG, Stuttgart, by 40.5% to 91.0% (acquisition cost for additional shares: E2,586.6 mn). This transaction produced additional goodwill amounting to E633 mn.

     -- On June 28, 2002, we increased our interest in Frankfurter
        Versicherungs-AG, Frankfurt/ Main, by 50.0% to 100.0% (acquisition cost for additional shares: E929.5 mn). This transaction produced additional goodwill amounting to E57 mn.

     -- On June 28, 2002, we increased our interest in Bayerische
        Versicherungsbank AG, Munich, from 45.0% to 90.0% (acquisition cost for additional shares: E857.9 mn). This transaction produced additional goodwill amounting to E94 mn.

     -- On January 15, 2002, June 28, 2002, July 2, 2002 and August 23, 2002, we
        successively increased our interest in Dresdner Bank AG, Frankfurt/Main, by a total of 21.5% to 100.0% (acquisition cost for additional shares:
        E6,338.2 mn). This transaction produced additional goodwill amounting to E2,002 mn.

     The proceeds from the sale of Deutsche Hyp Deutsche Hypothekenbank AG amounted to E1,411 mn.

     The following were the principal companies consolidated for the first time in 2001.

                                               EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2001(1)
                                               ------------------------------------------------------------
                                                  DATE OF
                                                FIRST-TIME         NET                         AMORTIZATION
PRINCIPAL ACQUISITIONS 2001                    CONSOLIDATION      INCOME      GOODWILL(2)      OF GOODWILL
---------------------------                    -------------      ------      -----------      ------------
                                                                   E MN          E MN              E MN
Dresdner Bank AG, Frankfurt/Main.........        7/23/2001        - 300          3,977            - 108
Nicholas Applegate, San Diego............        1/31/2001         - 29          1,042             - 47

------------

(1) Consolidated in the business segments

(2) On the date of first-time consolidation

4  ACCOUNTING AND VALUATION POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the annual financial statements of Allianz AG and all principal subsidiaries. All the financial statements included are uniformly prepared in conformity with IFRS accounting and valuation standards as of December 31, 2002. We have used interim financial statements for those entities whose fiscal year ends are other than December 31, 2002.

     Equity consolidation is carried out on the basis of the benchmark method in conformity with IAS 22. The acquisition costs are offset against the Group's proportion of the shareholders' equity in the subsidiaries at the date of acquisition. Any net assets and liabilities attributable to the Allianz Group are carried at their fair value at the date of acquisition of subsidiary enterprises; for the proportion attributable to minority interests, the pre-acquisition carrying amounts are used. When foreign subsidiaries are consolidated for the first time, their net assets are translated at the exchange rates in force on the date of their acquisition.

     Positive differences arising on first-time consolidation are capitalized as goodwill and amortized over their estimated useful life. In the case of acquisitions prior to January 1, 1995, such differences have been recorded directly in revenue reserves within shareholders' equity in accordance with the transitional provisions in force under IAS 22.

     The earnings generated by subsidiaries after their first-time consolidation or, where appropriate their acquisition adjusted for consolidation effects, are allocated to revenue reserves of the Group based on the Group's ownership percentage in the subsidiaries.

     The proportion of net income or losses attributable to minority interests has been calculated on the basis of the consolidated net income or losses of the relevant enterprises for the year.

     Intra-Group receivables and payables, income and expenses, and profits have been eliminated.

FOREIGN CURRENCY TRANSLATION

     Allianz AG's reporting currency is the euro (E). Foreign currency is translated in accordance with IAS 21 by the method of functional currency. The functional currencies for Group companies are usually the local currencies of the relevant companies, e.g. the prevailing currency in the environment where the enterprise carries out its ordinary activities. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date, and expenses and income are translated at the annual average rate for financial statements of subsidiaries not reporting in E. Any translation differences, including those arising in the process of equity consolidation, are recorded directly in shareholders' equity without affecting earnings.

     Assets and liabilities of the Group which are subject to exchange rate fluctuations are normally safeguarded against such fluctuations by the fact that individual foreign subsidiaries have most of their assets and liabilities in the same currency.

     Currency gains/losses arising from foreign currency transactions (transactions in a currency other than the functional currency of the entity) are reported in other income or other expenses.

     The principal exchange rates are summarized in the following table:

                                                          E CLOSING RATES       E AVERAGE RATES
                                                         ------------------    ------------------
                      CURRENCY                            2002       2001       2002       2001
                      --------                           -------    -------    -------    -------
Australian Dollar (AUD)..............................      1.851      1.739      1.735      1.732
Japanese Yen (JPY)...................................    124.389    115.330    118.094    108.749
Pound Sterling (GBP).................................      0.651      0.609      0.629      0.622
Swiss Franc (CHF)....................................      1.454      1.483      1.473      1.510
South Korean Won in thousands (KRW)..................      1.249      1.162      1.178      1.155
U.S. Dollar (USD)....................................      1.042      0.885      0.945      0.896

RECOGNITION PRINCIPLES

     Financial assets or financial liabilities are recognized in the balance sheet from the time at which the recognizing Group enterprise becomes a contractual partner to the contract governing the financial instrument. A financial asset is derecognized when the enterprise loses control of the contractual rights that characterize the financial asset. Financial liabilities are derecognized when the liability is amortized, settled, discharged, cancelled or expired.

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements requires the Group to make estimates and assumptions that affect items reported in the consolidated balance sheet and income statement, and under contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the aggregate policy reserves and the loan loss allowance. In addition, management makes certain assumptions in connection with the impairment reviews of investments, goodwill and deferred tax assets.

SUPPLEMENTARY INFORMATION ON ASSETS

Intangible assets

     Intangible assets comprise goodwill and other intangible assets.

     GOODWILL represents the difference between the purchase price of subsidiaries and the Group's proportionate share of their net assets valued at the current value of all assets and liabilities at the time of acquisition. Minority interests are generally valued at amortized historical cost. Goodwill is amortized over its useful life, which is normally 10 years for property and casualty insurance enterprises, 20 years for life and health insurance enterprises, 10 years for banks, and 20 years for asset management companies.

     OTHER INTANGIBLE ASSETS include software purchased from third parties or developed internally and real property rights, which are amortized over their useful service lives or contractual terms. Software is amortized on a straight-line basis over a maximum of 5 years. This caption also includes the capitalized value of life/health insurance portfolios where enterprises have been acquired. The capitalized value is the present value of cash flows anticipated in the future from insurance policies written at the point in time of first-time consolidation.

     The capitalized value of life/health insurance policies is amortized over the lives of the policies concerned based on either the realization of surpluses or receipt of premium income. The valuation is based on actuarial principles taking into account assumptions for future premium income, mortality, disease and lapses in addition to underwriting expenses and returns on invested assets. The discount rate corresponds to the opportunity costs for the risk capital used. Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware, that are amortized on a straight-line basis over five years, as well as the value of the brand names of Dresdner Bank Group that are amortized on a straight-line basis over 20 years. The fair value for the names "Dresdner Bank" and "dit" (Deutscher Investment-Trust), registered as trade names, was determined using a royalty savings approach.

     Goodwill and other intangible assets are subject to an impairment review at least once a year. If there are indications that goodwill and other intangible assets are impaired, their recoverable amounts are determined. If the recoverable amounts of goodwill and other intangible assets are less than their carrying amount, an impairment charge is recognized.

INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES, AND ASSOCIATED
ENTERPRISES

     Investments in unconsolidated affiliated enterprises, joint ventures, and associated enterprises are generally valued in accordance with the equity method and the Group's valuation principles, at the Group's proportionate share of their net assets based on information at the last available balance sheet date. In the case of investments in enterprises that prepare their own consolidated financial statements, the valuation is based on their consolidated equity. Accordingly, our share of net income or loss of such investments is included in consolidated net income. The effects of profits and losses from intercompany transactions have been eliminated.

     Investments in unconsolidated affiliated enterprises, joint ventures, and associated enterprises that are not valued using the equity method because they are not material, are accounted for at cost. Associated enterprises are all those enterprises in which the Group has an interest of between 20% and 50%, for all of which significant influence is presumed.

Investments

     Investments include securities held to maturity, securities available for sale, real estate used by third parties, and funds held by others under reinsurance contracts assumed. Derivatives used for hedge transactions are included with the classification of the item hedged.

     SECURITIES HELD TO MATURITY, include fixed-income securities that the Group has the ability and intent to hold until maturity. They are valued at amortized cost. Premiums or discounts are amortized over the life of the instrument using the effective yield method. The amortization of premiums or discounts is booked as interest income. If securities of this category are exceptionally sold before reaching maturity, the realized gains and losses are principally determined by applying the average cost method.

     SECURITIES AVAILABLE FOR SALE are accounted for at fair value. Positive and negative differences between market value and amortized cost or acquisition cost, as applicable, are included in a separate component of shareholders' equity net of deferred tax, and as appropriate latent reserves, for premium refunds. Realized gains and losses are principally determined by applying the average cost method.

     SECURITIES HELD TO MATURITY, SECURITIES AVAILABLE FOR SALE, AND EQUITY METHOD INVESTMENTS are subject to regular impairment reviews. Securities and equity method investments whose decline in fair value is other than temporary are written down to their fair value.

     As of the closing date for each quarter and year end, the Group identifies on a group-basis all shares whose market values are other than temporarily below the group's acquisition cost. Stock portfolios to be written down are determined on the basis of these data. This determination also takes into account developments after the closing date as well as the volatility and the intended holding period of the equity instrument.

     Debt instruments are written down if financial difficulties on the part of the issuer, a default or delay in interest service or repayment of principal or an impending or actual insolvency indicate that repayment of the principal can no longer be expected.

     In the event that the justification for write-downs in previous periods is no longer applicable, impairments are reversed through the income statement. The maximum amount up to which such write-ups may occur is the acquisition cost or amortized cost, as applicable.

     REAL ESTATE USED BY THIRD PARTIES (i.e. real property and equivalent rights and buildings, including buildings on leased land) is carried at cost less accumulated scheduled and unscheduled depreciation. Real estate used by third parties is depreciated on a straight-line basis over its estimated life. The fair value of real estate used by third parties is determined by the discounted cash flow method.

     FUNDS HELD BY OTHERS UNDER REINSURANCE CONTRACTS ASSUMED are accounted for at face value.

Investments held on account and at risk of life insurance policyholders

     These investments are comprised of investments funding unit-linked life insurance policies and investments covering obligations under policies where the benefits are index-linked. They are valued at market value on the balance sheet date. Group enterprises maintain and invest these investments separately from the Group's own investments. Unrealized gains and losses arising from market valuations lead to a corresponding increase or decrease in the related insurance reserves.

Derivatives

     The Group's insurance companies use derivative financial instruments in the course of their investment activities. In particular, they are used for the efficient management of price, interest rate and currency risks. In the Group's banking business, derivatives are used both for trading purposes and to hedge against movements in interest rates, currency and other price risks of investments, loans, deposit liabilities and other interest sensitive assets and liabilities.

     Derivatives are initially recognized at cost and subsequently valued at fair value.

     Pursuant to IAS 39, derivative financial instruments that do not meet the criteria for hedge accounting are reported at fair value as trading assets or trading liabilities. Gains or losses on these instruments arising from valuation at fair value are included in trading income. This treatment is also applicable to derivatives that are used independently not in connection with hedge transactions and for separated embedded derivatives of a hybrid financial instrument. In contrast, derivatives used in hedge transactions are recognized and classified as follows:

     Fair value hedges The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in current income, and classified together with the corresponding changes in fair value of the hedged instruments in the income statement.

     Cash flow hedges Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or attributable to future cash flows from a firm commitment or a forecasted transaction. Any value changes in derivative instruments that constitute an effective hedge are recorded under shareholders' equity, and recognized in income when the offsetting gain or loss associated with the hedged item is recognized. The ineffective part of the hedge is recognized directly in the income statement.

     Hedges of a net investment in a foreign entity Hedge accounting may be applied to a hedge of a net investment in a foreign entity. Financial instruments are used to hedge currency risk. The proportion of gains or losses arising from the valuation of the hedging instrument that qualifies as an effective hedge is recognized in shareholders' equity, while the ineffective part is recognized in the income statement.

Loans and advances to banks and customers

     Loans and advances to banks and customers originated by the Group are generally carried at their outstanding unpaid principal balance net of the allowance for loan losses, deferred fees and costs on origination, and unamortized premiums or discounts. Interest revenues are accrued on the unpaid principal balance. Net deferred fees and premiums or discounts are recognized as interest income/interest expense over the lives of the related loans.

     Impaired loans represent loans, for which, based upon current information and events, it is probable that the Group will not be able to collect all interest and principal amounts due in accordance with the contractual terms of the loan agreements. Impaired loans are generally placed on non-accrual status.

     Loans are placed on non-accrual status when management determines that the payment of principal or interest is doubtful. Management's judgement is applied based on its credit assessment of the borrower. Non-accrual loans consist of loans on which interest income is no longer recognized on an accrued basis, and loans for which a specific provision is recorded for the entire amount of accrued interest receivable. When a loan is placed on non-accrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Loans can only be restored to accrual status when interest and principal payments are made current in accordance with the contractual terms, and future payments in accordance with those terms are reasonably assured based on management's judgement. When there is a doubt, regarding the ultimate collectability of the principal of a loan placed on non-accrual status, all cash receipts are applied as reductions of principal. Once the recorded principal amount of the loan is reduced to zero, future cash receipts are recognized as interest income.

     Included in loans and advances to banks and customers are outstanding reverse repurchase transactions. A reverse repurchase transaction involves the purchase of securities with the simultaneous obligation to sell those securities at a future date. Interest earned on reverse repurchase agreements is reported as interest income in the consolidated income statement.

Allowance for loan losses

     The allowance for loan losses represents management's estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of assets and the provisions for contingent liabilities, such as guarantees, loan commitments and other obligations are carried as liabilities.

     To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are periodically reviewed. Specific allowances are established for impaired loans. The amount of specific allowances is determined as the excess of the recorded investments in the loan, including accrued interest, over either the present value of the expected future cash flows, the fair value of the underlying collateral or the observable market price of the loan. The country risk allowance is for loan exposures in countries where there are serious doubts about the debtor's abilities to comply with the repayment terms due to the economic or political situations prevailing in their respective countries of domicile, that is, for transfer and currency conversion risks. General loss allowances are established to provide for incurred but unidentified losses that are inherent to the loan portfolio. The amount of these allowances is determined based upon historical loss experience and management's evaluation of the loan portfolio under current events and economic conditions.

     Management believes that the specific and country risk allowances as well as allowances for incurred but unidentified losses are adequate to cover the credit risks identifiable at the balance sheet date.

     Amounts determined to be uncollectible are charged to the allowance or written-off directly against the loan balance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan loss, which is charged to income, is the amount necessary to adjust the allowance to a level determined through the process described above.

Lease transactions

     Loans and advances to banks and customers include the Group's gross investment in leases, less unearned finance income relating to lease financing transactions for which the Group is the lessor. The gross investment in leases is the aggregate of the minimum lease payments and any unguaranteed residual value accruing to the Group. Lease financing transactions include direct financing leases and leveraged leases. The unearned finance income is amortized over the period of the lease so as to produce a constant periodic rate of return on the net investment outstanding in respect of the finance lease.

     Property and equipment holdings are used by the Group under operating leases, whereby the risks and benefits relating to ownership of the assets remain with the lessor, and are not recorded on our balance sheet. Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

Trading assets

     These consist of debt and equity securities, derivatives with positive market values, promissory note loans and precious metal holdings that have been acquired solely for sale in the near term. They are classified as "Held for trading" on account of their purpose and are reported at fair value. Changes in fair value are recognized directly in the income statement. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the market values of unlisted financial instruments, quotations of similar instruments or acknowledged valuation models (in particular present value models or option pricing models) are used. Creditworthiness, settlement costs and market liquidity are also taken into account as integral components of the valuation process.

Cash and cash equivalents

     This item includes balances with banks payable on demand, balances with central banks, checks and cash on hand, treasury bills (to the extent that they are not included in trading assets), and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition. Cash funds are stated at their face value, with holdings of foreign notes and coins valued at year-end closing prices.

Deferred tax assets

     The calculation of deferred taxes is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax bases, and on differences arising from the application of uniform valuation policies for consolidation purposes as well as consolidation in the income statement. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted as of the balance sheet date are taken into account.

Other assets

     Other assets include real estate owned by Allianz and used for its own activities, equipment, inventories, accounts receivable on direct insurance business, accounts receivable on reinsurance business, and other receivables. This caption also includes deferred acquisition costs and prepaid expenses.

     REAL ESTATE OWNED BY ALLIANZ AND USED FOR ITS OWN ACTIVITIES (e.g., real property, and buildings, including buildings on leased land) is carried at cost less accumulated scheduled and unscheduled depreciation. Buildings owned by the Allianz Group are depreciated on a straight-line basis over their estimated useful lives.

     EQUIPMENT is carried at cost, less accumulated scheduled and unscheduled amortization. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of equipment is 2 to 10 years and for purchased information technology equipment is 2 to 8 years. Costs for repairs and maintenance are charged to expenses while improvements are capitalized.

     RECEIVABLES are recorded at face value less any payments made, net of appropriate valuation allowances.

     DEFERRED ACQUISITION COSTS include commissions paid in the life/health and property/casualty business and other costs which vary with and are incurred in connection with the acquisition or renewal of insurance policies. Deferred acquisition costs are amortized to the extent that the underlying gross profits are realized or the corresponding premiums are earned.

     All deferred acquisition costs are reviewed regularly to determine if they are recoverable from future income, including anticipated investment income. Deferred acquisition costs which are not deemed to be recoverable, are charged to income.

SUPPLEMENTARY INFORMATION ON EQUITY AND LIABILITIES

Shareholders' equity

     Treasury stock held by the Group are treated like unissued shares and are deducted from shareholders' equity at average cost. Gains and losses arising from trading in treasury stock held by the company are added to revenue reserves after income tax has been deducted.

Insurance reserves

     These include unearned premiums, the aggregate policy reserves, reserves for loss and loss adjustment expenses, and other insurance reserves. Premiums written attributable to income of future years are accrued in UNEARNED PREMIUMS. These premiums are distributed to the current fiscal year and subsequent years in relation to the exact risk coverage period. However, if there is no temporal proportionality between risk and premium, account must be taken of the varying development of risk over time.

     Unearned premiums for reinsurance business assumed are generally based on the calculations of the cedant.

     AGGREGATE POLICY RESERVES, including the reserve for advancing age in health insurance, is calculated on actuarial principles using the present value of future benefits less the present value of premiums still to be received.

     The calculation of aggregate policy reserves depends on the extent to which policyholders benefit from any surpluses earned on insurance policies. A distinction is drawn between the following situations:

     -- policyholders participate in surpluses in the same proportion as their policies have contributed to these surpluses. Policyholders do not participate in losses. This is referred to as the contribution principle.

     -- policyholders participate in a surplus on the basis of a mechanical or non-contributory system.

     -- policyholders are guaranteed fixed benefits and do not participate in any profits. All other benefits and risks are carried by the insurer.

     -- policyholders carry not only the investment risk and corresponding opportunities for benefit, but also any losses (e. g. unit-linked insurance policies). The aggregate reserve for these policies is shown under a separate liability heading "Insurance reserves for life insurance where the investment risk is carried by policyholders."

     -- policyholders are entitled, within certain limits, to vary the level of premium payments, and the life insurance enterprise does not generally give any contractual guarantees about minimum rate of return or the level of management fees (e. g. universal life policies).

     The calculation of aggregate policy reserves is done in compliance with various U.S. Financial Accounting Standards (FAS); in the first case above FAS 120, in the second and third cases FAS 60, and in the fourth and fifth cases FAS
97. The assumptions on which the calculation is based vary, particularly with regard to mortality, morbidity, interest rates and the treatment of acquisition costs.

     The assumptions used in the first case are conservative and contractually agreed, so there is a strong probability that surpluses will arise, most of which have to be distributed to policyholders. Acquisition costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

     In the second and third cases, assumptions including provisions for adverse deviations are used which are based on values at the time when the policy is taken out. In health insurance the insurer has the option of adjusting premiums when the assumptions change. Acquisition costs are also recognized over the terms of these policies, but in the same proportion as premiums written for the year concerned compared to the total premium income.

     The interest rates used for the assumptions were as follows:

                                                                  POLICIES USING THE
                                                                CONTRIBUTION PRINCIPLE    OTHER POLICIES
                                                                      (FAS 120)              (FAS 60)
                                                                ----------------------    --------------
                                                                          %                     %
Aggregate policy reserves...................................             3-4                  2.5-7
Deferred acquisition costs..................................             5-6                    5-7

     In the fourth and fifth cases the aggregate reserve is not calculated actuarially; in the fourth case it moves in line with the value of the related investments, and in the fifth case in line with the policyholders' account balances.

     Acquisition costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

     The RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES is for future payment obligations under insurance claims, where normally the amount of benefits to be paid and/or the date when payments must be made are not yet fixed. The reserve for loss and loss adjustment expenses is calculated at the estimated amount considered necessary to settle future claims in full. It is calculated using recognized actuarial methods. Unusual cases are calculated on an individual basis. Past experience is taken into account as well as current and future anticipated social and economic factors. With the exception of annuity reserves, claims reserves are not discounted.

The necessary estimates may mean that the payment obligations calculated may differ from the ultimate cost.

     The reserve for loss and loss adjustment expenses includes:

     -- claims reported at the balance sheet date;

     -- claims incurred but not yet reported at the balance sheet date;

     -- claims settlement expenses.

     There is, as of yet, no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are still evolving. Appropriate provision has been made for such cases following an analysis of the portfolio in which such risks occur.

     OTHER INSURANCE RESERVES include the reserve for premium refunds. This item includes experience-rated and other premium refunds in favor of policyholders.

     The reserve for premium refunds includes the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from differences between these IFRS-based financial statements and the local financial statements (latent reserve for premium refunds), which will be reversed in the future and which affect future calculations of profit participation.

     Unrealized gains and losses in connection with the valuation of investments are recognized in the latent reserve for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

     The profit participation credited to policyholders or paid-out to them reduces the reserve. Any profit participation credited or paid-out over and above the reserve is charged to operating expenses.

     The methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries:

COUNTRY                                                       METHOD     PERCENTAGE
-------                                                       -------    ----------
Germany
  Life......................................................  Minimum       90%
  Health....................................................  Minimum       80%
France
  Life......................................................  Minimum       85%
Italy
  Life......................................................  Minimum       85%

     The PREMIUM DEFICIENCY RESERVE is calculated individually for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. The reserve includes in particular the unearned premium sums to cover risks arising from natural catastrophes such as earthquakes and storms.

Reinsurance

     Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Prepaid reinsurance represents the ceded portion of unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured risks. Accordingly, revenues and expenses related to reinsurance agreements are recognized consistently with the underlying risk of the business reinsured.

Liabilities to banks and customers, and certificated liabilities

     Interest-bearing liabilities are accounted for at their nominal value, i.e. at the amount to be repaid. Where liabilities are entered into subject to a discount, such discounts are reported as prepaid expenses and amortized over the life of the respective liabilities, using the effective yield method. Non-interest-bearing liabilities such as zero-coupon bonds are valued at their present value on initial recognition and written-up in accordance with the effective yield method at the contracted interest rate. Costs relating to the issuance of debt securities, such as fees relating to placement, underwriting commitments, subscription, management or syndication are recognized in the year that they are incurred, and are reported in "Other expenses."

     Liabilities to banks and customers also include repurchase ("repo") transactions.

Trading liabilities

     This item primarily includes derivatives with negative market values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or repurchase agreements. The valuation of trading liabilities is analogous to that of trading assets.

Other accrued liabilities

     Pension and similar reserves are calculated taking local circumstances into account as well as current mortality, morbidity and employee turnover projections. Expected future trends in salaries and wages, retirement rates and pension increases are also taken into account. The notional interest rate used is based on the rate for long-term high-grade corporate or government bonds.

     Accrued taxes are calculated in accordance with the relevant local tax regulations.

     Miscellaneous accrued liabilities are recorded as projected. Miscellaneous accrued liabilities primarily include restructuring provisions, provisions for anticipated losses arising from non-insurance business, provisions for contingent liabilities, for litigation, and for employees (e.g. early retirement, phased retirement, employee awards for long service, and vacation) and agents (e.g. unpaid commissions).

Other liabilities

     These include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These are reported at the redemption value.

Deferred tax liabilities

     The calculation of deferred taxes is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax basis, and on differences arising from the application of uniform valuation policies for consolidation purposes as well as consolidation in the income statement. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted as of the balance sheet date are taken into account.

INFORMATION ON PROFIT

Premiums and unearned premiums

     Premiums for property and casualty insurance are reported proportionately as income over the term of the insurance contract in relation to the exact risk coverage period. Unearned premiums are calculated separately for each policy, in order to determine the portion of premium income that has not yet been earned.

     Premiums from short-term personal accident and health insurance policies are recorded proportionately over the term of the insurance policy. Premiums from long-term personal accident and health insurance policies are reported as earned when due. Reserves are set up for benefits and expenses from this income, in order to record the profits over the estimated term of the insurance policies.

     In the case of premiums for life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only those parts of the premiums used to cover the risks insured and related costs are treated as premium income.

     Risk premiums, cost of insurance and cancellation premiums represent the premium income from investment-oriented insurance policies (universal life type) and pension plans with variable payout amounts. These are deducted from the accountholder's account balance and recorded in the income statement. Benefits charged to expense include benefit claims incurred during the period in excess of policy account balances and interest credited to policy account balances.

     Life-insurance premiums from traditional life insurance policies are reported as earned when due. Reserves are established for benefits and expenses.

Interest and similar income/expenses

     Interest income and interest expenses are recognized on an accrual basis. Interest income from lending business is recognized using the effective yield method. This item also includes dividends from available for sale equity securities and interest recognized on finance leases. Dividends are recognized in income when declared. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant yield based on the net investment is attained.

Trading income

     Trading income comprises all realized and unrealized gains and losses from trading assets and trading liabilities. In addition, commissions and all interest and all dividend income attributable to trading operations and related refinancing costs are included in trading income.

Net interest margin/net fee and commission income

     These indicators are calculated for the banking business in the Group.

     Interest income and interest expenses are recognized on an accrual basis. Reporting of current income includes interest, dividends from equity securities, the share of net income from enterprises accounted for using the equity method, dividend income from investments in affiliated enterprises and participations, and interest recognized on finance leases. Dividends are recognized in income when received. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant yield based on the net investment is attained.

     In addition to traditional commission income received on security transactions, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees reflect commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loans and savings contracts and real estate. Fee and commission income is recognized in banking business when the corresponding service is provided.

Trustee business

     Assets and liabilities held by the Group in its own name, but for the account of third parties, are not reported in the balance sheet. Fees received from such business are shown as "Fee and commission income" in the income statement.

SUPPLEMENTARY INFORMATION

Consolidated cash flow statement

     The consolidated statement of cash flows shows the structure of and changes in cash and cash equivalents of Allianz Group during the financial year from the cash flows arising from operating activities, investing activities and financing activities. The cash flows from investing activities primarily comprise changes in investment securities (such as securities available for sale or held to maturity). Financing activities include all cash flows from transactions involving the issuing of own shares, participation certificates and subordinated liabilities. Cash flows from operating activities contain all other activities, which belong to the principal revenue-generating activities.

Segment reporting

     Information on segments is reported separately in the Annual Report. Segment reporting has been prepared on the basis of the accounting regulations used to prepare the consolidated financial statements as a whole. The business segments of the Group are organized as a matrix based on products, divisions, and geographical regions. The business segments are structured as Property/Casualty, Life/Health, Banking and Asset Management.

Repurchase and reverse repurchase agreements

     A repurchase ("repo") transaction involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains in the Group over the entire lifetime of the transactions, the securities concerned are retained in the Group's balance sheet and are valued in accordance with the accounting principles for trading assets or investments. The proceeds of the sale are reported under "Liabilities to banks" or "Liabilities to customers," as appropriate.

     A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date. If control over the securities remains with the pledgor, these transactions are reported in "Loans and advances to banks," or "Loans and advances to customers" as appropriate.

     Interest income from reverse repos and interest expenses from repos are accrued on a straight-line basis over the lifetime of the transactions and reported under interest income/interest expenses and similar income/expenses. For repos or reverse repos in the trading portfolio of banks, the corresponding interest income or expense is recognized as trading income.

Securities borrowing and lending

     The Group enters into securities borrowing and lending transactions on behalf of its customers and to fulfill its own obligations to deliver or take delivery of securities and to maximize returns on the investment-portfolios of the insurance companies. Such transactions involve the transfer of securities from one market participant (lender) to a counterparty (borrower), for a certain period of time. If the lender retains control, the lender continues to report the security involved on its balance sheet, whereas borrowed securities are not reported. Securities borrowed and securities loaned are recorded at the amount of cash advanced and received, respectively, and are collateralized primarily by equity and fixed income securities. Securities borrowed transactions generally require the Group to deposit cash collateral with the securities lender. In a securities loaned transaction, the Group generally receives cash collateral in an amount equal to or in excess of the market value of the securities loaned. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Income and expenses from securities borrowing and lending transactions are recognized on an accrual basis and reported under "Interest and similar income" or "Interest and similar expenses."

Asset securitizations

     The Group transfers financial assets to certain special purpose entities in revolving securitizations of commercial mortgage or other loan portfolios. The Group consolidates these special purpose entities as the Group continues to control the financial assets transferred and retains the servicing of such loans.

Equity remuneration plans (Long Term Incentive Plans)

     The Group has elected to account for its share awards (stock appreciation rights) under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) as permitted by SFAS 123, "Ac-counting for Stock-Based Compensation." According to the intrinsic value-based method, the compensation expense results from the amount by which the share price at balance sheet date exceeds a reference amount set in advance in the plan awarded to the employee. Compensation expense is recorded over a period in which employees perform services to which the awards relate. An increase or decrease in market price of the underlying shares results in a corresponding change in compensation expense. Compensation expense is reversed in the period an award is forfeited.

Explanation of the accounting and valuation policies differing from German law

     The most important differences are summarized below.

Assets

     The definition of an asset is broader under IFRS rules than under the German Commercial Code (HGB). By its reference to the creation of future commercial benefit for the company without the prerequisite of an acquisition against payment, items such as brand names and software developed in-house also must be reported in the accounts under IFRS as assets.

Special funds

     Under IAS-SIC 12 all investment funds in which the Group has shareholdings in excess of 50.0% are included within the scope of consolidation. Under the German Commercial Code (HGB) the units of special funds held are recognized in the balance sheet.

Shareholders' equity

     Shareholders' equity increases overall because:

     -- trading assets and large proportions of the investments are shown in the balance sheet at market value, and

     -- insurance reserves in property and casualty insurance are lower under IFRS because they are not calculated in accordance with the prudence concept but are based on best-estimate future claims experience.

Calculation of profit

     There are substantial differences between accounting treatment under IFRS rules and the German Commercial Law in the case of investments, trading activities and reserves. The following summary explains the most important aspects of IFRS which differ from HGB.

     CLAIMS EQUALIZATION RESERVES Claims equalization reserves and major risk reserves are not allowed under IFRS because they do not represent a present obligation toward third parties. The net result for the year is not affected by transfers to or from such reserves.

     CLAIMS RESERVES Claims reserves tend to be somewhat lower under IFRS because they are not calculated in accordance with the prudence concept but at the best-estimate of the ultimate cost.

     ACQUISITION COSTS Under IFRS acquisition costs are capitalized and amortized over the term of the policy.

     VALUATION AT EQUITY All participations between 20% and 50% are valued using the equity method, i.e. at the corresponding proportion of the shareholders' equity. It is therefore irrelevant whether a significant influence is actually exercised or not. This means that the valuation includes a proportion of the net profit of the enterprises concerned.

     FUND FOR GENERAL BANKING RISKS According to German Commercial Law, provisions may be made for general banking risks pursuant to sec. 340 f of the German Commercial Code (HGB), setting aside a special item pursuant to sec. 340 g of the German Commercial Code. This is, however, not permitted for consolidated financial statements under IFRS rules.

     TREASURY SHARES Under IFRS rules, treasury shares held within the Group are deducted from shareholders' equity. Gains or losses from trading in own shares are added to, or subtracted from, equity with no impact on the income statement. According to the German Commercial Code, own shares must be reported as assets, with reserves for treasury shares set aside at the same time. Also, in financial statements prepared according to the German Commercial Code, gains or losses from trading in own shares would be transferred to the income statement and reported under trading income.

     GOODWILL Goodwill is amortized against income over its useful life under IFRS as follows:

     -- over 10 years for property and casualty insurance companies;

     -- over 20 years for life and health insurance companies;

     -- over 10 years for banking companies;

     -- over 20 years for asset management companies.

     In accordance with the German Commercial Code, goodwill is charged against revenue reserves without affecting earnings.

                   SUPPLEMENTARY INFORMATION ON GROUP ASSETS

5  INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Goodwill....................................................      13,786        12,649
Other intangible assets.....................................       4,487         4,262
                                                                  ------        ------
TOTAL.......................................................      18,273        16,911
                                                                  ======        ======

     Changes in goodwill for the fiscal year were as follows:

                                                                 E MN
                                                                -------
Gross amount capitalized 12/31/2001.........................     14,963
Accumulated amortization 12/31/2001.........................    - 2,314
                                                                -------
Value stated as of 12/31/2001...............................     12,649
Translation differences.....................................      - 532
                                                                -------
Value stated as of 1/1/2002.................................     12,117
Reclassification............................................      - 228
Additions...................................................      3,059
Amortization................................................    - 1,162
                                                                -------
VALUE STATED AS OF 12/31/2002...............................     13,786
Accumulated amortization as of 12/31/2002...................    - 3,476
                                                                -------
Gross amount capitalized as of 12/31/2002...................     17,262
                                                                =======

     The reclassification represents the goodwill in associated companies, which is recognized as part of the interest in associated companies. Reclassifications include:

     -- E181 mn Munchener Ruckversicherungs-AG;

     -- E47 mn AV Packaging GmbH and Schmalbach-Lubeca AG.

     Major additions include:

     -- E138 mn from the acquisition of a 99.1% interest in Slovenska poist'ovna
        a. s.;

     -- E2,002 mn from the increase of the interest in Dresdner Bank AG by 21.5% to 100%;

     -- E633 mn from the increase of the interest in Allianz
        Lebensversicherungs-AG by 40.5% to 91.0%;

     -- E94 mn from the increase of the interest in Bayerische Versicherungsbank
        AG by 45.0% to 90.0%;

     -- E57 mn from the increase of the interest in Frankfurter Versicherungs-AG by 50.0% to 100.0%.

     Amortization of goodwill is shown in the income statement under item 13 as a separate heading.

     During the year under review other intangible asset values changed as follows:

SOFTWARE

                                                                 E MN
                                                                -------
Gross amount capitalized 12/31/2001.........................      2,439
Accumulated amortization 12/31/2001.........................    - 1,003
                                                                -------
Value stated as of 12/31/2001...............................      1,436
Translation differences.....................................       - 19
                                                                -------
Value stated as of 1/1/2002.................................      1,417
Additions...................................................        497
Changes in the group of consolidated companies..............       - 68
Disposals...................................................      - 157
Amortization................................................      - 408
                                                                -------
VALUE STATED AS OF 12/31/2002...............................      1,281
Accumulated amortization 12/31/2002.........................    - 1,411
                                                                -------
GROSS AMOUNT CAPITALIZED 12/31/2002.........................      2,692
                                                                =======

     The balance sheet value amounting to E1,281 (1,436) mn includes E630 (619) mn for internally developed software and E651 (817) mn for software purchased from third parties.

CAPITALIZED VALUE OF LIFE/HEALTH INSURANCE PORTFOLIOS

                                                                E MN
                                                                -----
Gross amount capitalized 12/31/2001.........................    1,999
Accumulated amortization 12/31/2001.........................    - 625
                                                                -----
Value stated as of 12/31/2001...............................    1,374
Translation differences.....................................     - 25
                                                                -----
Value stated as of 1/1/2002.................................    1,349
Additions...................................................      645
Amortization................................................    - 226
                                                                -----
VALUE STATED AS OF 12/31/2002...............................    1,768
Accumulated amortization 12/31/2002.........................    - 851
                                                                -----
GROSS AMOUNT CAPITALIZED 12/31/2002.........................    2,619
                                                                =====

     The capitalized value of life/health insurance portfolios was determined using discount rates ranging from 12.0% to 15.0%. Interest rates between 3.5% and 8.5% were applied for interest not yet due.

     The additions under capitalized value of life insurance portfolios include the amount of E525 mn for Allianz Lebensversicherungs-AG, Stuttgart, due to an increase of ownership interest from 40.5% to 91.0%.

     The capitalized value of life/health insurance portfolios is amortized over the lives of the policies concerned as surpluses are realized or as premiums are earned. Scheduled amortization of the capitalized value is included under acquisition costs and administrative expenses.

     Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware, amounting to E329 (574) mn that were recognized as assets in the annual statement 2000 in the amount of E713 mn and are amortized on a straight-line basis over five years. During 2001, assets of E659 mn were recognized for the value of the brand names "Dresdner Bank" and "dit" (Deutscher Investment-Trust) and these are amortized on a straight-line basis over 20 years. The purchase of additional shares of Dresdner Bank AG in 2002 in-
creased the carrying amount of the brand names. After write-offs of E39 (15) mn in the fiscal year, the brand names are recognized at balance sheet date for an amount of E829 (644) mn.

6 INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES, AND ASSOCIATED ENTERPRISES

                        INVESTMENTS                             12/31/2002    12/31/2001
                        -----------                             ----------    ----------
                                                                   E MN          E MN
In affiliated enterprises...................................         939           870
In joint ventures...........................................          22           105
In associated enterprises...................................      10,384         9,272
                                                                  ------        ------
TOTAL STATED VALUE..........................................      11,345        10,247
                                                                  ------        ------
TOTAL MARKET VALUE..........................................      15,013        24,134
                                                                  ======        ======

     The market value is primarily based on stock exchange quotations.

     The value of interests in banks amounts to E4,349 (2,079) mn.

7  INVESTMENTS

     Investments comprise the following:

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Securities held to maturity.................................     6,533        7,688
Securities available for sale...............................   265,997      322,192
Real estate used by third parties...........................    10,747       12,004
Funds held by others under reinsurance contracts assumed....     2,063        3,418
                                                               -------      -------
TOTAL.......................................................   285,340      345,302
                                                               =======      =======

SECURITIES HELD TO MATURITY

                                                                  AMORTIZED COST
                                                              -----------------------
                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Government bonds............................................    2,284        2,824
Corporate bonds.............................................    2,301        2,319
Other.......................................................    1,948        2,545
                                                                -----        -----
TOTAL.......................................................    6,533        7,688
                                                                =====        =====

     The fair value of individual securities can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, such securities are not written-down in value.

     Write-downs (impairments) on securities held to maturity totaled E31 (35) mn.

                                                      AMORTIZED COST             MARKET VALUES
                                                  -----------------------   -----------------------
                                                  12/31/2002   12/31/2001   12/31/2002   12/31/2001
                                                  ----------   ----------   ----------   ----------
                                                     E MN         E MN         E MN         E MN
Contractual term to maturity
  Due in 1 year or less.........................    1,505          692        1,558          675
  Due after 1 year and in less than 5 years.....    1,341        3,797        1,409        3,901
  Due after 5 years and in less than 10 years...    2,626        2,125        2,662        2,174
  Due after 10 years............................    1,061        1,074        1,132        1,057
                                                    -----        -----        -----        -----
TOTAL...........................................    6,533        7,688        6,761        7,807
                                                    =====        =====        =====        =====

SECURITIES AVAILABLE FOR SALE

                               AMORTIZED COST           UNREALIZED GAINS          UNREALIZED LOSSES           MARKET VALUES
                           -----------------------   -----------------------   -----------------------   -----------------------
                           12/31/2002   12/31/2001   12/31/2002   12/31/2001   12/31/2002   12/31/2001   12/31/2002   12/31/2001
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                              E MN         E MN         E MN         E MN         E MN         E MN         E MN         E MN
Equity securities........    53,066       69,896        6,938       19,267       11,833       7,700        48,171       81,463
Government bonds.........   120,755      142,470        6,450        4,288          426       1,195       126,779      145,563
Corporate bonds..........    79,775       84,788        5,451        2,591          472         710        84,754       86,669
Other....................     6,061        8,491          253           57           21          51         6,293        8,497
                            -------      -------       ------       ------       ------       -----       -------      -------
TOTAL....................   259,657      305,645       19,092       26,203       12,752       9,656       265,997      322,192
                            =======      =======       ======       ======       ======       =====       =======      =======

                                                                                    REALIZED        REALIZED
                                                              PROCEEDS OF SALES       GAINS          LOSSES
                                                              -----------------   -------------   -------------
                                                               2002      2001     2002    2001    2002    2001
                                                              -------   -------   -----   -----   -----   -----
                                                               E MN      E MN     E MN    E MN    E MN    E MN
Equity securities...........................................   39,371    38,578   6,124   6,632   7,210   6,153
Government bonds............................................   50,063    36,037   1,040     768     354     295
Corporate bonds.............................................   22,451    20,945     768     238     487     363
Other.......................................................    3,289    19,844      40     100      12      77
                                                              -------   -------   -----   -----   -----   -----
TOTAL.......................................................  115,174   115,404   7,972   7,738   8,063   6,888
                                                              =======   =======   =====   =====   =====   =====

     Realized gains and losses have been calculated on the basis of average values.

                                                     AMORTIZED COST             MARKET VALUES
                                                 -----------------------   -----------------------
                                                 12/31/2002   12/31/2001   12/31/2002   12/31/2001
                                                 ----------   ----------   ----------   ----------
                                                    E MN         E MN         E MN         E MN
Contractual term to maturity
  Due in 1 year or less........................    18,459       28,814       21,091       25,689
  Due after 1 year and in less than 5 years....    86,646       98,301       79,500      105,619
  Due after 5 years and in less than 10
     years.....................................    70,109       85,572       90,113       88,209
  Due after 10 years...........................    31,377       23,062       27,122       21,212
                                                  -------      -------      -------      -------
TOTAL(*).......................................   206,591      235,749      217,826      240,729
                                                  =======      =======      =======      =======

------------

(*) Excluding equity securities

     The actual maturities may deviate from the contractually defined maturities, because certain security holders/borrowers have the right to serve notice on or repay certain obligations ahead of schedule, with or without redemption or early repayment penalties.

REAL ESTATE USED BY THIRD PARTIES

     The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with the useful life. The gross capitalized values totaled E14,545 mn at the beginning of the year and E13,621 mn at the end of the year. Accumulated depreciation amounted to E2,541 mn at the beginning of the year and E2,874 mn at the end of the year. Assets pledged as security and other restrictions on title amount to E61 mn.

Changes in the total carrying value of real estate used by third parties during the year

                                                               E MN
                                                              -------
Value stated as of 12/31/2001...............................   12,004
Translation differences.....................................     - 80
Value stated as of 1/1/2002.................................   11,924
Additions...................................................    1,117
Changes in the group of consolidated companies..............    - 712
Disposals...................................................  - 1,249
Depreciation................................................    - 333
                                                              -------
VALUE STATED AS OF 12/31/2002...............................   10,747
                                                              =======

     Depreciation includes unscheduled write-downs of E104 (86) mn.

     Expenditures to restore the future economic benefits of the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. Commitments outstanding at the balance sheet date to purchase real estate amounted to E161 mn.

     The fair value of real estate used by third parties was E14,818 (16,731) mn at the balance sheet date.

8  LOANS AND ADVANCES TO BANKS AND CUSTOMERS

LOANS AND ADVANCES TO BANKS

                                                              12/31/2002    12/31/2001
                                                              ----------    ----------
                                                                 E MN          E MN
Loans.......................................................     5,213         5,812
Other advances..............................................    82,017        55,716
                                                                ------        ------
LOANS AND ADVANCES TO BANKS.................................    87,230        61,528
Less loan loss allowance....................................       408           254
                                                                ------        ------
LOANS AND ADVANCES TO BANKS AFTER LOAN LOSS ALLOWANCE.......    86,822        61,274
                                                                ======        ======

     Receivables due within one year total E84,074 (51,052) mn, those due after more than one year total E3,156 (10,476) mn.

LOANS AND ADVANCES TO CUSTOMERS

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Corporate customers.........................................   123,082      149,244
Public authorities..........................................     2,989       33,908
Private customers...........................................    68,572       64,351
                                                               -------      -------
LOANS AND ADVANCES TO CUSTOMERS.............................   194,643      247,503
Less loan loss allowance....................................     6,559        7,810
                                                               -------      -------
LOANS AND ADVANCES TO CUSTOMERS AFTER LOAN LOSS ALLOWANCE...   188,084      239,693
                                                               =======      =======

Loans and advances to customers by type of loan are as follows:

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Loans.......................................................   148,253      199,190
Reverse repos...............................................    39,002       42,393
Other advances..............................................     7,388        5,920
                                                               -------      -------
TOTAL.......................................................   194,643      247,503
                                                               =======      =======

     Loans and advances due within one year total E106,603 (109,693) mn, those due after more than one year total E88,040 (137,810) mn.

     Loans and advances to customers include amounts receivable under finance leases at their net investment value totaling E1,104 (2,250) mn. The corresponding gross investment value of these leases amounts to E1,224 (2,393) mn, the associated unrealized finance income is E120 (241) mn. The residual values of the entire leasing portfolio were fully insured, both in the reporting year and in the preceding year. Lease payments received have been recognized as income in the amount of E141 mn. The allowance for uncollectable lease payments amounted to E4 (10) mn at the balance sheet date. The total amounts receivable under leasing arrangements include E122 (967) mn due within one year, E714 (881) mn due within one to five years, and E388 (545) mn due after more than five years.

LENDING VOLUME

     In contrast to the reporting of loans and advances, lending volume does not include reverse repos or other advances. However, this item does comprise loans extended on bills of exchange which, in turn, are not reported under loans and advances to customers or loans and advances to banks.

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Loans to banks..............................................       5,213         5,812
Loans to customers(*).......................................     148,530       199,572
                                                                 -------       -------
TOTAL LENDING VOLUME........................................     153,743       205,384
Less loan loss allowance....................................       6,967         8,064
                                                                 -------       -------
LENDING VOLUME AFTER LOAN LOSS ALLOWANCE....................     146,776       197,320
                                                                 =======       =======

------------

(*) Including bills of exchange amounting to E277 mn.

ALLOWANCE FOR LOAN LOSSES

     The overall volume of risk provisions includes allowances for loan losses deducted from loans and advances to banks and customers in the amount of E6,967 (8,064) mn and provisions for contingent liabilities included in other accrued liabilities in the amount of E633 (497) mn.

                                                    COUNTERPARTY         COUNTRY          GENERAL
                                                       RISKS              RISKS            RISKS              TOTAL
                                                  ----------------    -------------    -------------    ------------------
                                                   2002      2001     2002     2001    2002     2001     2002       2001
                                                  -------    -----    -----    ----    -----    ----    -------    -------
                                                   E MN      E MN     E MN     E MN    E MN     E MN     E MN       E MN
As of January 1.................................    7,200      304     428      --      933      23       8,561        327
                                                  -------    -----    -----    ----    -----    ----    -------    -------
ADDITIONS
Additions charged to the income statement.......    2,927    1,087     111      --       90     110       3,128      1,197
Changes in the group of consolidated
  companies.....................................    - 928    6,596      --     544     - 63     855       - 991      7,995
                                                  -------    -----    -----    ----    -----    ----    -------    -------
TOTAL...........................................    1,999    7,683     111     544       27     965       2,137      9,192
                                                  -------    -----    -----    ----    -----    ----    -------    -------
REDUCTIONS
Charge-offs.....................................  - 1,893    - 445      --      --       --      --     - 1,893      - 445
Amounts released................................    - 575    - 424    - 208    - 92    - 34     - 77      - 817      - 593
                                                  -------    -----    -----    ----    -----    ----    -------    -------
TOTAL...........................................  - 2,468    - 869    - 208    - 92    - 34     - 77    - 2,710    - 1,038
                                                  -------    -----    -----    ----    -----    ----    -------    -------
Other additions/reductions......................     - 97       38      54     - 29    - 102     18       - 145         27
Changes due to currency translation.............    - 219       44    - 18       5      - 6       4       - 243         53
                                                  -------    -----    -----    ----    -----    ----    -------    -------
AS OF DECEMBER 31...............................    6,415    7,200     367     428      818     933       7,600      8,561
                                                  =======    =====    =====    ====    =====    ====    =======    =======

     The effects of the deconsolidation of Deutsche Hyp Deutsche Hypothekenbank AG are shown in the line "Changes in the group of consolidated companies."

     The loan portfolio contains non-accrual loans of E10,452 (11,155) mn. The total amount of loans with provisions against the principal include E2,556 (2,935) mn of loans on which the Group continues accruing interest with a specific allowance against the total interest accrued. The interest income not recognized from loans on non-accrual status amounted to E470 (448) mn.

     The amount of interest collected and recorded on non-accrual loans was approximately E66 (45) mn.

     At December 31, 2002 the Group had E12,221 (13,986) mn of impaired loans. Impaired loans of which E10,742 (6,842) mn as of December 31, 2002 had a related valuation allowance. For the year ended December 31, 2002 the average balance in impaired loans was E12,773 (12,990) mn and the interest income recognized on impaired loans was E131 (67) mn.

9  TRADING ASSETS

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Equities....................................................       9,166        15,123
Fixed-income securities.....................................      91,718        91,493
Derivatives.................................................      22,529        19,827
Other trading assets........................................       1,429         1,979
                                                                 -------       -------
TOTAL.......................................................     124,842       128,422
                                                                 =======       =======

     The majority of equities and fixed-income securities held in trading assets are marketable and listed securities. The fixed-income securities include E50,038 (42,432) mn from public-sector issuers, and E41,680 (49,061) mn from other issuers.

     The positive market values of derivative financial arguments are shown on a net basis, i.e. taking into account existing netting agreements.

10  CASH AND CASH EQUIVALENTS

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Balances with banks payable on demand.......................      14,979        11,797
Balances with central banks.................................       3,139         7,222
Checks and cash on hand.....................................       1,763         1,584
Treasury bills, discounted treasury notes and similar
  treasury securities.......................................         850           255
Bills of exchange...........................................         277           382
                                                                  ------        ------
TOTAL.......................................................      21,008        21,240
                                                                  ======        ======

     Balances with central banks include balances held with the Deutsche Bundesbank of E1,205 (4,922) mn, which also have the function of meeting minimum reserve requirements.

11  AMOUNTS CEDED TO REINSURERS FROM THE INSURANCE RESERVES

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Unearned premiums...........................................       1,507         1,663
Aggregate policy reserves...................................      11,350        12,207
Reserve for loss and loss adjustment expenses...............      15,334        16,784
Other insurance reserves....................................         179           298
                                                                  ------        ------
SUBTOTAL....................................................      28,370        30,952
Insurance reserves for life insurance where the investment
  risk is carried by policyholders..........................          50            47
                                                                  ------        ------
TOTAL.......................................................      28,420        30,999
                                                                  ======        ======

     The amounts ceded to reinsurers from the insurance reserves stated under assets include rights of recourse against reinsurers. The credit risk is partly covered by funds held for others under reinsurance contracts, securities portfolios and bank guarantees.

12  OTHER ASSETS

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Real estate used by Allianz for its own activities..........       5,432         5,097
Equipment and inventories...................................       1,952         2,303
Accounts receivable on direct insurance business............       8,846         9,523
Accounts receivable on reinsurance business.................       3,116         3,164
Other receivables...........................................      11,092        14,613
Other.......................................................       3,423         3,454
Deferred acquisition costs..................................      10,528        11,192
Prepaid expenses............................................       4,618         6,384
                                                                  ------        ------
TOTAL.......................................................      49,007        55,730
                                                                  ======        ======

     The accounts receivable on direct insurance business stated under other assets and accounts receivable on reinsurance business are due within one year. Other receivables stated under other assets due within one year amount to E4,881 (6,474) mn, those due after more than one year total E6,211 (8,139) mn.

REAL ESTATE USED BY ALLIANZ FOR ITS OWN ACTIVITIES

     The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with their useful lives. The gross capitalized values totaled E6,175 mn at the beginning of the year and E6,854 mn at the end of the year. Accumulated depreciation amounted to E1,078 mn at the beginning of the year and E1,422 mn at the end of the year. Assets pledged as security and other restrictions on title amount to E30 mn.

     As in the previous year, no unscheduled depreciation was recorded in 2002.

     Expenditures to restore the future economic benefits of the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. At the balance sheet date, commitments outstanding to purchase real estate amounted to E28 mn. The market value of real estate used by Allianz for its own activities amounted to E6,245 (6,205) mn.

Changes in the total carrying value of real estate owned by Allianz Group and used for its own activities during the year:

                                                                E MN
                                                                -----
Value stated as of 12/31/2001...............................    5,097
Translation differences.....................................     - 56
                                                                -----
Value stated as of 1/1/2002.................................    5,041
Additions...................................................      883
Changes in the group of consolidated companies..............     - 17
Disposals...................................................    - 131
Depreciation................................................    - 344
                                                                -----
VALUE STATED AS OF 12/31/2002...............................    5,432
                                                                =====

EQUIPMENT AND INVENTORIES

     Equipment and inventories are depreciated over 2 to 10 years according to their useful lives. The gross capitalized values totaled E6,453 mn at the beginning of the year and E6,658 mn at the end of the year. Accumulated depreciation amounted to E4,150 mn at the beginning of the year and E4,706 mn at the end of the year. Expenditures to restore the future economic benefits of the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense.

     At the balance sheet date, commitments outstanding to purchase items of equipment and inventories amounted to E22 mn.

     Depreciation is apportioned between the relevant cost headings in the income statement for insurance companies. Write-ups are credited to "Other income."

ACCOUNTS RECEIVABLE ON DIRECT INSURANCE BUSINESS

     These amount to E5,114 (5,884) mn for policyholders and E3,732 (3,639) mn for agents.

OTHER RECEIVABLES

     These include tax refunds amounting to E2,484 (3,310) mn, interest and rental receivables amounting to E3,496 (3,765) mn, and accounts receivable on banking and asset management business amounting to E327 (2,518) mn.

OTHER ASSETS

     These include non-trading derivatives used for hedging totaling E815 (598) mn.

DEFERRED ACQUISITION COSTS

     In the case of property and casualty insurance enterprises, the amortization period is calculated for each insurance portfolio, based on the average term of the relevant policies, and varies between one and five years.

     In life insurance business, deferred acquisition costs are expensed according to the categorization of the underlying life insurance products (see note 16). The change in deferred acquisition cost is presented in note 35.

           SUPPLEMENTARY INFORMATION ON GROUP LIABILITIES AND EQUITY

13  SHAREHOLDERS' EQUITY

     The shareholders' equity comprises the following:

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Issued capital..............................................         683           682
Capital reserve.............................................      14,102        14,087
Revenue reserves............................................      10,731        14,010
Less treasury stock.........................................       5,958         5,801
Other reserves..............................................       1,049         8,276
Consolidated unappropriated profit..........................       1,165           410
                                                                  ------        ------
TOTAL.......................................................      21,772        31,664
                                                                  ======        ======

ISSUED CAPITAL

     In November 2002, 137,625 shares held by the company were issued at a price of E114.00 each, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 136,222 shares at prices between E79.80 and E96.90. The remaining 1,403 shares were sold on the stock exchange at an average price of E90.60.

     The shares issued in 2002 are qualifying shares from the beginning of the year of issue.

     The issued capital at December 31, 2002 amounted to E682,408,000, divided into 266,565,625 registered shares. The shares have no par value but a mathematical value of E2.56 each as a proportion of the issued capital.

     At the end of the year under review, there was AUTHORIZED UNISSUED CAPITAL with a notional principal amount of E300,000,000 (117,187,500 shares), which can be issued at any time up to July 10, 2006 (authorized unissued capital 2001/I). If shares are issued against a non-cash consideration, the Board of Management is authorized to exclude the pre-emptive rights of shareholders. In the case of capital increases against a cash consideration, pre-emptive rights can be partially excluded, if the issue price is not significantly less than the stock-market price. At the end of the year under review, there was a further E7,841,188 (3,062,964 shares) of Authorized Unissued Capital 2001/II which can be issued up to July 10, 2006. The pre-emptive rights of shareholders can be excluded in order to offer the new shares to employees of Allianz AG or its Group companies. Authorized Unissued Capital 1998 can be used at any time up to July 7, 2003 to issue shares with a notional principal amount of E2,556,459 (998,617 shares). In the event of future capital increases for cash, these shares can be used to protect the holders of conversion or subscription rights from dilution by granting them a pre-emptive right to subscribe for new shares. Otherwise, pre-emptive rights of shareholders are excluded.

     The company had CONDITIONALLY AUTHORIZED CAPITAL 2001 amounting to E50,000,000 (19,531,250 shares) on which subscription or conversion rights, with pre-emptive rights for shares, can be issued up to July 10, 2006.

     The CAPITAL RESERVE includes the premium received on the issuance of shares.

TREASURY STOCK

     In order to enable Dresdner Bank AG to trade in shares of Allianz AG following the takeover of the bank, the Annual General Meeting on July 11, 2001 authorized the banks in which Allianz AG has a majority holding to acquire treasury stock for purposes of securities trading pursuant to sec.71 (1) no. 7 of the Stock Corporation Act (Aktiengesetz). In accordance with this authorization, the banks in the Group purchased 93,726,589 of the company's own shares or acquired them by way of securities borrowing in the course of 2002. An average price of E179.86 per share is calculated, including the initial inventory. 92,448,634 shares were disposed of or ceded from borrowed holdings in the course of 2002 at an average price of E181.11 per share.

     The losses from these transactions in the amount of E- 23 mn were allocated to revenue reserves.

     The Annual General Meetings on July 11, 2001 authorized Allianz AG to acquire own shares for miscellaneous purposes pursuant to clause sec.71 (1) no. 8 of the Stock Corporation Act (Aktiengesetz). On the basis of this authorization, Allianz AG purchased 5,500,000 shares from Dresdner Bank at a price of E256,15 per share in February 2002.

     At year-end, treasury stock is comprised as follows:

                                                          12/31/2002                               12/31/2001
                                             -------------------------------------    -------------------------------------
                                                                            % OF                                     % OF
                                             ACQUISITION      NUMBER       ISSUED     ACQUISITION      NUMBER       ISSUED
                                                COSTS        OF SHARES     CAPITAL       COSTS        OF SHARES     CAPITAL
                                             -----------    -----------    -------    -----------    -----------    -------
                                                E MN                                     E MN
Shares held by
  Allianz AG.............................       1,510         6,286,100      2.36          247           786,100      0.30
  affiliated enterprises.................       4,448        17,302,311      6.49        5,554        24,452,365      9.18
  (of which Dresdner Bank Group)(*)......      (4,448)      (17,302,311)    (6.49)      (5,554)      (24,452,365)    (9.18)
                                               ------       -----------     -----       ------       -----------     -----
TOTAL....................................       5,958        23,588,411      8.85        5,801        25,238,465      9.48
                                               ======       ===========     =====       ======       ===========     =====

------------

(*) In addition, Dresdner Bank holds 1,168,702 own shares (0.4% of the issued capital) from borrowing transactions at balance sheet date.

Changes to the number of issued shares outstanding

                                                                  NUMBER
                                                                 OF SHARES
                                                                -----------
As of 1/1/2002..............................................    241,189,535
Additions
  Capital increase for employee shares......................        137,625
  Transfer to the exchange company..........................      1,797,357
Reductions
  Acquisition for purposes of securities trading............        147,303
  Borrowing for purposes of securities trading..............      1,168,702
                                                                -----------
AS OF 12/31/2002............................................    241,808,512
                                                                ===========

     In addition to the reserves in the financial statements of Allianz AG required by law, REVENUE RESERVES include the retained earnings of consolidated subsidiaries and amounts resulting from consolidated net income for the year. Revenue reserves also include foreign currency translation adjustments in the equity section. In the case of acquisitions prior to January 1, 1995, differences arising on first-time consolidation have been taken to revenue reserves.

     OTHER RESERVES comprise the component of shareholders' equity representing unrealized gains and losses on investments available for sale and derivatives used in hedge accounting to hedge a net investment in a foreign entity.

     The CONSOLIDATED UNAPPROPRIATED PROFIT is derived from consolidated net income as follows:

                                                                 2002       2001
                                                                -------    -------
                                                                 E MN       E MN
Consolidated net income for the year........................    - 1,167      1,623
Changes in revenue reserves (appropriated retained
  earnings).................................................      2,332    - 1,213
                                                                -------    -------
CONSOLIDATED UNAPPROPRIATED PROFIT..........................      1,165        410
                                                                =======    =======

     The Board of Management will propose to shareholders at the Annual General Meeting the distribution of a dividend of E1.50 (1.50) per qualifying share for fiscal year 2002. Details on the recommendation for appropriation of profit are given in the Group management report.

14  MINORITY INTERESTS IN SHAREHOLDERS' EQUITY/EARNINGS

     The primary subsidiaries included are the AGF Group, Paris, the RAS Group, Milan and the PIMCO Group, Delaware.

     The interests of minority shareholders are made up as follows:

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Other reserves
  Unrealized gains and losses...............................       - 76          3,114
Share of earnings...........................................        688          1,044
Other equity components.....................................      7,553         13,191
                                                                  -----         ------
TOTAL.......................................................      8,165         17,349
                                                                  =====         ======

15  PARTICIPATION CERTIFICATES AND SUBORDINATED LIABILITIES

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Participation certificates..................................       1,955         2,508
Subordinated liabilities....................................      12,219         9,699
                                                                  ------        ------
TOTAL.......................................................      14,174        12,207
                                                                  ======        ======

     PARTICIPATION CERTIFICATES include E 450 (450) mn in respect of those issued by Allianz AG. The balance of "Participation certificates" represents the guaranteed total redemption price that Allianz AG has to pay upon redemption, by the holders of the 5,723,154 "profit participation certificates" issued by the company, which are still outstanding. The distributions payable on the profit participation certificates for the last fiscal year are included in "Other liabilities."

     Between October 1986 and 1995, Allianz AG issued a total of 5,559,983 profit participation certificates. The company issued an additional 163,529 profit participation certificates in March 1998. There were no further issuances of profit participation certificates in 1999 to 2002.

     In November 2002, Allianz AG made a voluntary public offer to holders of participation certificates to exchange their certificates for Allianz shares. The voluntary exchange offer does not constitute a call for redemption by the company in accordance with the terms governing the participation certificates. Participation certificates for which the exchange offer was not accepted remain in existence. The exchange ratio was 10 shares for 8 participation certificates; the exchange period ended after one extension on January 16, 2003. A total of 4,918,488 participation certificates were exchanged for 6,148,110 shares (86%). The shares for the exchange offer come from Allianz treasury stock. After the exchange, 804,666 participation certificates are currently still outstanding. For these participation certificates the terms set upon their issuance continue to apply.

     The terms of the profit participation certificates provide for an annual cash distribution of 240.0% of the dividend paid by the company per one Allianz ordinary share. If certain conditions are met, the holders of profit participation certificates may also subscribe to new profit participation certificates; to this extent, the pre-emptive subscription rights of Allianz AG shareholders are excluded. Holders of profit participation certificates do not have voting rights, or any rights to convert the said certificates into Allianz AG shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors.

     Profit participation certificates can be redeemed by holders upon twelve months' prior notice, beginning December 31, 2001, and every fifth year thereafter. To date, redemption rights have been exercised with respect to 358 profit participation certificates. Upon redemption by holders, the terms of the profit participation certificates provide for a redemption price equal to the weighted average of the issue prices of all profit participation certificates. Since the last issue of March 1998, the price has been uniformly E78.54.

     The company may call the profit participation certificates for redemption, upon six months' prior notice, beginning December 31, 2006, and each year thereafter. Upon redemption by the company, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz ordinary share. In lieu of redemption for cash, the company may offer 10 Allianz ordinary shares per eight profit participation certificates. Allianz AG has consistently stated at its Annual General Meeting that the company is not legally required to call the profit participation certificates for redemption on December 31, 2006 or at another date.

     Participation certificates also include E1,505 (2,035) mn issued by the Dresdner Bank Group which entitle holders to annual interest payments, which take priority over Dresdner shareholders' dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses of the respective issuers in accordance with the conditions attached to the certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

     Details of the two largest participation certificate issues are provided below:

          YEAR OF ISSUE               NOMINAL AMOUNT(*)         ISSUER         INTEREST RATE    MATURITY
          -------------               -----------------    ----------------    -------------    --------
1996..............................         E511 mn         Dresdner Bank AG        8.0%           2007
1997..............................         E767 mn         Dresdner Bank AG        7.0%           2008

------------

(*) Nominal amount minus amounts held by Dresdner Bank Group.

Breakdown of subordinated liabilities

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Hybrid equity (non-voting interests)
  Dresdner Bank Group.......................................       1,732        1,923
                                                                  ------        -----
TOTAL.......................................................       1,732        1,923
                                                                  ------        -----
Other subordinated liabilities
  AGF Group.................................................         864          438
  Allianz Finance II B.V. ..................................       3,445           --
  Dresdner Bank Group.......................................       6,178        7,320
  Others....................................................          --           18
                                                                  ------        -----
  TOTAL.....................................................      10,487        7,776
                                                                  ======        =====
SUBORDINATED LIABILITIES....................................      12,219        9,699
                                                                  ======        =====

     SUBORDINATED LIABILITIES include E3,445 mn from subordinated liabilities, which Allianz Finance II B.V. issued in 2002 and which have been guaranteed by Allianz AG on a subordinated basis. The amount of E3,445 mn (taking into account the E33 mn discount) is composed of subordinated debt issued in May 2002 in the amount of E2,000 mn (due in 2022) as well as subordinated debt in the amounts of USD 500 mn (unlimited maturity) and E1,000 mn (due in 2025) issued in December 2002. The guarantee provided by Allianz AG for the redemption of these three subordinated debt issues is also subordinated, which means that in case of the insolvency or liquidation of Allianz AG, subordinated creditors will be paid back only after all claims by holders of non-subordinated debt have been settled. In the case of the USD 500 mn debt issue, there is an additional subordination of guarantee claims with respect to all other limited-maturity subordinated liabilities of Allianz AG.

     In the event of insolvency proceedings or liquidation, the subordinated liabilities of Dresdner Bank Group may not be redeemed until all non-subordinated creditors have been satisfied. There is no obligation to redeem such liabilities prior to maturity.

     The non-voting interests were issued for the first time in May 1999, in the amount of approximately E1.5 bn by Dresdner Bank. These non-voting interests include two issues of Dresdner Bank AG in 1999 in the nominal amount of E500 mn and USD 1,000 mn with interest rates of 5.79% and 8.15% respectively, which are due in 2011 and in 2031 respectively. Additionally Dresdner Bank AG issued two non-voting interests in the nominal amount of E159 mn and JPY 15,000 mn in 2001, with interest rates of 7.00% and 3.50% respectively, which are due in 2013 and in 2033 respectively. Interest paid on non-voting interests amounted to E118
(128) mn for the year.

     Fixed-rate subordinated liabilities of Dresdner Bank Group have coupons between 4.0% and 8.4%; in addition, there are variable-rate issues linked to a reference interest rate and zero-coupon bonds. The average interest rate comes to 5.9%. Interest paid on these subordinated liabilities amounted to E463 (473) mn in the reporting year.

16  INSURANCE RESERVES

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Unearned premiums...........................................      12,248        12,391
Aggregate policy reserves...................................     210,109       197,689
Reserves for loss and loss adjustment expenses..............      65,961        66,648
Reserves for premium refunds................................      16,190        21,589
Premium deficiency reserves.................................         385           517
Other insurance reserves....................................         870           678
                                                                 -------       -------
TOTAL.......................................................     305,763       299,512
                                                                 =======       =======

AGGREGATE POLICY RESERVES

     Aggregate policy reserves at the balance sheet date -- split by the various profit participation systems -- were as follows:

                                                     VARIABLE ANNUITIES AND
                         CONTRIBUTION PRINCIPLE    UNIT-LINKED LIFE INSURANCE             OTHER
                                (FAS 120)                   (FAS 97)                    (FAS 60)
                         -----------------------   ---------------------------   -----------------------
                         12/31/2002   12/31/2001    12/31/2002     12/31/2001    12/31/2002   12/31/2001
                         ----------   ----------   ------------   ------------   ----------   ----------
                            E MN         E MN          E MN           E MN          E MN         E MN
Property/Casualty......     7,403        5,695            --             --            --          105
Life/Health............   104,976      101,858        89,051         77,890        34,366       36,867
                          -------      -------        ------         ------        ------       ------
TOTAL..................   112,379      107,553        89,051         77,890        34,366       36,972
                          =======      =======        ======         ======        ======       ======

RESERVES FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     The gross reserves for loss and loss adjustment expenses of the Group's insurance business are as follows:

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Property/Casualty...........................................    59,654       61,476
Life/Health.................................................     6,307        5,172
                                                                ------       ------
TOTAL.......................................................    65,961       66,648
                                                                ======       ======

     The reserves for loss and loss adjustment expenses (loss reserves) have changed in Property/Casualty insurance during the year under review as follows:

                                                                          2002       2001
                                                                        --------   --------
                                                                          E MN       E MN
1.   LOSS RESERVE AS OF JANUARY 1
                                                                          61,476     54,047
     a.   Gross.......................................................
                                                                        - 16,156   - 12,571
     b.   Amount ceded to reinsurers..................................
                                                                        --------   --------
                                                                          45,320     41,476
     c.   Net.........................................................
2.   PLUS CLAIMS (NET)
                                                                          27,130     27,295
     a.   Claims in the year under review.............................
                                                                             646         76
     b.   Previous years' claims......................................
                                                                        --------   --------
                                                                          27,776     27,371
     c.   Total.......................................................
3.   LESS CLAIMS PAID (NET)
                                                                        - 12,642   - 11,895
     a.   Claims in the year under review.............................
                                                                        - 12,143   - 12,462
     b.   Previous years' claims......................................
                                                                        --------   --------
                                                                        - 24,785   - 24,357
     c.   Total.......................................................
4.   CURRENCY TRANSLATION ADJUSTMENTS.................................   - 3,367        407
5.   CHANGE IN THE GROUP OF CONSOLIDATED COMPANIES....................       122        423
                                                                        --------   --------
6.   LOSS RESERVE AS OF DECEMBER 31
                                                                          45,066     45,320
     a.   Net.........................................................
                                                                          14,588     16,156
     b.   Amount ceded to reinsurers..................................
                                                                        --------   --------
                                                                          59,654     61,476
     c.   GROSS.......................................................
                                                                        ========   ========

     No retrospective back-payments of premiums have been demanded. No exceptional events have occurred since the balance sheet date which would have material affects on the net worth, financial position or results of the Group. The balance sheet amount includes E2,664 (2,743) mn in annuity reserves for existing annuity agreements. The discount rate for such cases varies between 3.5% and 6.5%.

     Through its American subsidiaries, mainly Fireman's Fund, the Allianz Group is affected by the further increase of claims observable industry-wide in the U.S. relating to insurance benefits in connection with injury to health arising from the use of asbestos, and arising from environmental damage.

     Our U.S. property and casualty subsidiary commissioned a new report in the light of the sharp increase in notifications of asbestos claims experienced in the U.S.A. in recent years. The results of the report presented to us in the third quarter of 2002 prompted us to more than double our asbestos and environmental (A&E) reserves by E767 mn to E1,225 mn. On September 30, 2002, our subsidiary FFIC ceded all net A&E Reserves to Allianz AG.

RESERVE FOR PREMIUM REFUNDS

     The reserve for premium refunds includes the amounts to which policyholders are entitled under the relevant local statutory or contractual regulations in the form of experience-rated or other participation in profits. In addition, the reserve for premium refunds includes amounts arising from the valuation of certain assets and liabilities of the Group's life and health insurance enterprises at market value (the "latent" reserve for premium refunds).

                                                                    2002      2001
                                                                   -------   -------
                                                                    E MN      E MN
A)   AMOUNTS ALREADY ALLOCATED UNDER LOCAL REGULATIONS
     As of January 1.............................................   10,088    10,583
     Translation differences.....................................     - 14         8
     Changes in the group of consolidated companies..............       81        --
     Change......................................................  - 3,024     - 503
                                                                   -------   -------
     As of December 31...........................................    7,131    10,088
                                                                   -------   -------
B)   LATENT RESERVES
     As of January 1.............................................   11,501    17,555
     Translation differences.....................................        4         2
     Change due to fluctuations in market value..................    - 928   - 3,120
     Changes in the group of consolidated companies..............      233      - 66
     Changes due to valuation differences charged or credited to
     income......................................................  - 1,751   - 2,870
                                                                   -------   -------
     As of December 31...........................................    9,059    11,501
                                                                   -------   -------
C)   TOTAL.......................................................   16,190    21,589
                                                                   =======   =======

     The reserve for premium refunds has changed as follows:

     In addition to the amounts allocated under a), amounts totaling E6,386 mn were directly credited to policyholders from the surplus.

17  LIABILITIES TO BANKS

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Payable on demand...........................................    12,401       21,352
Other term liabilities......................................   124,931      114,050
Including: registered mortgage bonds issued.................    (2,608)      (6,843)
                                                               -------      -------
Liabilities to banks........................................   137,332      135,402
                                                               =======      =======

     Liabilities due within one year totaled E126,757 (121,320) mn, those due after more than one year totaled E10,575 (14,082) mn.

18  LIABILITIES TO CUSTOMERS

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Savings deposits............................................     3,386       10,995
Homeloan savings deposits...................................     3,035        2,903
                                                               -------      -------
SAVINGS AND HOMELOAN SAVINGS DEPOSITS.......................     6,421       13,898
Payable on demand...........................................    53,421       50,908
Other term liabilities......................................    87,424      112,517
(including: registered mortgage bonds issued)...............    (5,639)     (12,660)
                                                               -------      -------
OTHER LIABILITIES...........................................   140,845      163,425
                                                               -------      -------
LIABILITIES TO CUSTOMERS....................................   147,266      177,323
                                                               =======      =======

     Liabilities due within one year total E133,793 (134,766) mn, those due after more than one year total E13,473 (42,557) mn.

     Liabilities to customers are classified according to the following customer groups:

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Corporate customers.........................................    95,772      125,368
Public authorities..........................................     8,349        7,980
Private customers...........................................    43,145       43,975
                                                               -------      -------
LIABILITIES TO CUSTOMERS....................................   147,266      177,323
                                                               =======      =======

19  CERTIFICATED LIABILITIES

     The Group issues fixed and floating rate debt denominated in various currencies, although predominantly in euros.

     Fixed and floating rate debt outstanding as of December 31, 2002 matures at various dates through 2054 and carries contractual interest rates ranging from 1.25% to 9.80%. Certificated liabilities include Allianz Finance B.V. for an amount of E7,130 mn and Allianz Finance II B.V. for an amount of E4,915 mn. The interest rates for the floating rate debt issues are generally based on LIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

     The following table provides an overview of the Group's certificated liabilities according to maturity:

                                                                                                  12/31/2002   12/31/2001
                                              DUE      DUE     DUE     DUE     DUE    DUE AFTER   ----------   ----------
                                              2003    2004    2005    2006    2007      2007        TOTAL        TOTAL
                                             ------   -----   -----   -----   -----   ---------   ----------   ----------
                                              E MN    E MN    E MN    E MN    E MN      E MN         E MN         E MN
Mortgage bonds.............................      --      --      --      --      --        --           --       13,037
Public-sector bonds........................      --      --      --      --      --        --           --       41,540
Debentures.................................  10,622   9,045   7,508   3,687   6,080    11,278       48,220       48,222
                                             ------   -----   -----   -----   -----    ------       ------      -------
TOTAL BONDS ISSUED.........................  10,622   9,045   7,508   3,687   6,080    11,278       48,220      102,799
Money market securities....................  28,178       8       3      --      28        --       28,217       29,749
Other......................................   2,277       9      --      27      --        --        2,313        2,122
                                             ------   -----   -----   -----   -----    ------       ------      -------
CERTIFICATED LIABILITIES...................  41,077   9,062   7,511   3,714   6,108    11,278       78,750      134,670
                                             ======   =====   =====   =====   =====    ======       ======      =======

20  TRADING LIABILITIES

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Derivatives.................................................    21,401       15,973
Obligations to deliver securities...........................    29,742       26,031
Other trading liabilities...................................     2,377        2,534
                                                                ------       ------
TOTAL.......................................................    53,520       44,538
                                                                ======       ======

     The negative market values of derivative financial instruments are shown on a net basis, i.e. taking into account existing netting agreements.

21  OTHER ACCRUED LIABILITIES

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Reserves for pensions and similar obligations...............     5,715        5,629
Accrued taxes...............................................     1,775        2,478
Miscellaneous accrued liabilities...........................     5,579        6,010
                                                                ------       ------
TOTAL.......................................................    13,069       14,117
                                                                ======       ======

PENSION AND SIMILAR RESERVES

                                                               12/31/2002   12/31/2001
                                                               ----------   ----------
                                                                  E MN         E MN
Reserves for pensions.......................................     5,312        5,268
Reserves for similar obligations............................       403          361
                                                                 -----        -----
TOTAL.......................................................     5,715        5,629
                                                                 =====        =====

     The Allianz Group maintains various defined benefit and defined contribution pension plans covering its employees worldwide. Allianz Group companies normally have pension plans covering their employees, and in Germany, their agents. In Germany, these plans are primarily based on fixed benefits (defined benefit pension plans), while in other countries there are both defined-benefit and defined-contribution pension plans.

     Under DEFINED BENEFIT PENSION PLANS, the beneficiary is promised a particular level of retirement benefit by the enterprise or by a pension fund, while the premiums payable by the enterprise are not fixed in advance.

Funded status of the main defined benefit pension plans

                                                              12/31/2002   12/31/2001
                                                                 E MN         E MN
                                                              ----------   ----------
Actuarially calculated present value of pension rights
  accrued
  Direct commitments of Group enterprises...................     5,749        5,842
  Commitments through pension funds.........................     4,930        5,103
  Total.....................................................    10,679       10,945
Pension fund assets.........................................     4,830        4,987
Pension obligations less pension fund assets................     5,849        5,958
Unrecognized gains/losses...................................     - 530        - 607
Unrecognized (past) service cost............................       - 7         - 83

     The main pension fund is Allianz Versorgungskasse VVaG, Munich, which insures most of the employees of Group enterprises in Germany. It is not included in the consolidated financial statements.

     The pension fund assets are invested mainly in equity securities, investment fund units, fixed income securities and registered bonds. The need to recognize actuarial gains or losses is reviewed using the corridor approach for each individual pension plan.

     The reserve for defined benefit pension plans changed in the year under review as follows:

                                                              E MN
                                                              -----
Value stated as of 12/31/2001...............................  5,268
Translation differences.....................................    - 9
                                                              -----
Value stated as of 1/1/2002.................................  5,259
Changes in the group of consolidated companies..............     33
Expenses....................................................    666
Payments....................................................  - 646
                                                              -----
VALUE STATED AS OF 12/31/2002...............................  5,312
                                                              =====

     The net periodic benefit cost (expenses minus income) include the following components:

                                                              2002    2001
                                                              -----   -----
                                                              E MN    E MN
Current service cost........................................    274     231
Interest cost...............................................    591     552
Expected return on pension fund assets......................  - 329   - 358
Gains/losses recognized.....................................      5    - 19
Past service cost recognized................................    123      --
Income/expenses of plan curtailments or settlements.........      2      43
                                                              -----   -----
TOTAL.......................................................    666     449
                                                              =====   =====

     Most of the amounts expensed are charged to the income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses). The actual losses from the pension funds amounted to E256 (198) mn.

     The assumptions for actuarial computation of the obligations depend on the circumstances in the particular country where a plan has been established.

     The actuarial assumptions for the main pension plans are as follows:

                                                              2002   2001
                                                              ----   ----
                                                               %      %
Discount rate...............................................  5-7    5-8
Expected rate of return on pension fund assets..............  6-9    7-9
Retirement rates............................................  2-5    2-5
Benefit levels..............................................  2-3    2-3

     The calculations are based on current actuarially determined mortality estimates. Projected fluctuations depending on age and length of service have also been used, as well as internal Group retirement projections.

     DEFINED CONTRIBUTION PENSION PLANS are funded through independent pension funds or similar organizations. Contributions fixed in advance, based e.g. on salary, are paid to these institutions and the beneficiary's right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions (premiums). The main pension fund is the Versicherungsverein des Bankgewerbes a. G., Berlin, which insures most of the banking employees in Germany.

     Amounts totaling E123 (108) mn were expensed in the year under review.

MISCELLANEOUS ACCRUED LIABILITIES

     Miscellaneous accrued liabilities primarily include reserves of E404 (478) mn for restructuring in connection with company mergers, reserves for the lending business in the amount E633 (497) mn and reserves for employee expenses amounting to E2,259 (3,039) mn.

22  OTHER LIABILITIES

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Funds held under reinsurance business ceded.................     8,562        8,929
Accounts payable on direct insurance business...............     7,972        7,610
Accounts payable on reinsurance business....................     2,257        2,103
Other liabilities...........................................    12,569       18,594
                                                                ------       ------
TOTAL.......................................................    31,360       37,236
                                                                ======       ======

     Other liabilities include liabilities arising from tax charges on income totaling E1,099 (1,055) mn, interest and rental liabilities amounting to E178
(204) mn, social security liabilities of E229 (274) mn, derivative liabilities of E827 (868) mn, and unprocessed sales totaling E616 (876) mn.

     Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining liabilities stated under other liabilities, E8,044 (11,882) mn are due within one year, and E4,525 (6,712) mn are due after more than one year.

23  DEFERRED INCOME

     This item includes miscellaneous deferred income positions amounting to E3,010 (5,283) mn.

       SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED INCOME STATEMENT(1)

24  PREMIUMS EARNED (NET)

                                          PROPERTY/CASUALTY(2)      LIFE/HEALTH(2)            TOTAL
                                          --------------------    ------------------    ------------------
                                            2002        2001       2002       2001       2002       2001
                                          --------    --------    -------    -------    -------    -------
                                            E MN        E MN       E MN       E MN       E MN       E MN
Gross premiums written................     42,542      41,459      20,611     20,129     63,153     61,588
Premiums ceded in reinsurance.........    - 6,150     - 6,669     - 1,207    - 1,169    - 7,357    - 7,838
Change in unearned premiums (net).....      - 669     - 1,024           6         19      - 663    - 1,005
                                          -------     -------     -------    -------    -------    -------
PREMIUMS EARNED (NET).................     35,723      33,766      19,410     18,979     55,133     52,745
                                          =======     =======     =======    =======    =======    =======

------------

(1) The figures for 2001 include the Dresdner Bank Group only from the time of its initial consolidation (July 23, 2001 to December 31, 2001).

(2) After eliminating intra-Group transactions between segments.

     Gross premiums written in the year under review totaled E60,408 (58,331) mn for direct insurance business and E2,745 (3,257) mn for reinsurance business assumed.

     In the case of life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

25  INTEREST AND SIMILAR INCOME

                                                                 2002      2001
                                                                ------    ------
                                                                 E MN      E MN
Income from
  Securities held to maturity...............................       384       467
  Securities available for sale.............................    13,747    13,055
  Real estate used by third parties.........................     1,141     1,108
  Lending, money market transactions and loans..............    11,058     8,566
  Leasing agreements........................................       141        68
  Other interest-bearing instruments........................     1,739       960
                                                                ------    ------
TOTAL.......................................................    28,210    24,224
                                                                ======    ======

     Interest and similar income includes dividend income of E1,806 (2,147) mn.

Net interest margin from banking business(2)

                                                                 2002       2001
                                                                -------    -------
                                                                 E MN       E MN
Interest and current income.................................     13,299      9,073
Interest expenses...........................................    - 9,292    - 6,668
                                                                -------    -------
Net interest margin.........................................      4,007      2,405
Less loan loss allowance....................................    - 2,222        588
                                                                -------    -------
NET INTEREST MARGIN AFTER LOAN LOSS ALLOWANCE...............      1,785      1,817
                                                                =======    =======

------------

(2) After eliminating intra-Group transactions between segments.

26  INCOME (NET) FROM INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES,
     AND ASSOCIATED ENTERPRISES

                                                                2002     2001
                                                                -----    -----
                                                                E MN     E MN
INCOME
Current income..............................................      736      657
Write-ups...................................................        3       27
Realized gains from investments in affiliated enterprises,
  joint ventures, and associated companies..................    4,381    1,319
                                                                -----    -----
TOTAL.......................................................    5,120    2,003
Expenses
Depreciation................................................       --    - 243
Realized losses on investments in affiliated enterprises,
  joint ventures, and associated enterprises................    - 708    - 119
Miscellaneous expenses......................................     - 14     - 53
                                                                -----    -----
TOTAL.......................................................    - 722    - 415
                                                                -----    -----
INCOME (NET)................................................    4,398    1,588
                                                                =====    =====

     Associated enterprises account for E3,432 (1,388) mn of the income (net) from investments in affiliated enterprises, joint ventures, and associated companies.

27  OTHER INCOME FROM INVESTMENTS

                                                                2002     2001
                                                                -----    -----
                                                                E MN     E MN
REALIZED GAINS ON
  Securities held to maturity...............................        2        2
  Securities available for sale.............................    7,972    7,738
  Real estate used by third parties.........................      670      303
  Other investments.........................................       10       72
                                                                -----    -----
SUBTOTAL....................................................    8,654    8,115
INCOME FROM REVALUATIONS OF
  Securities held to maturity...............................        2        7
  Securities available for sale.............................      679      184
  Real estate used by third parties.........................       14       87
  Other investments.........................................        6      109
                                                                -----    -----
SUBTOTAL....................................................      701      387
                                                                -----    -----
TOTAL.......................................................    9,355    8,502
                                                                =====    =====

28  TRADING INCOME

     Trading income includes contributions to earnings amounting to E412 (1,385) mn from derivative financial instruments used by insurance companies for which hedge accounting is not applied. These include gains on derivative financial instruments embedded in exchangeable bonds issued amounting to E387 (880) mn. Also included are gains totaling E25
(- 461) mn arising from the use of other derivative financial instruments by insurance companies.

     Trading income amounting to E1,507 (1,592) mn includes income from trading activities of banking business(*) totaling E1,081 (244) mn. This is comprised as follows:

                                                                2002     2001
                                                                -----    ----
                                                                E MN     E MN
Trading in interest products................................      738    131
Trading in equity products..................................     - 49    - 72
Foreign exchange/precious metals trading....................      301     49
Other trading activities....................................       91    136
                                                                -----    ---
TOTAL.......................................................    1,081    244
                                                                =====    ===

------------

(*) After eliminating intra-Group transactions between segments.

29  FEE AND COMMISSION INCOME, AND INCOME FROM SERVICE ACTIVITIES

     Out of the total fee and commission income, and income from service activities, E2,784 (1,383) mn are attributable to banking business(*) and E2,816 (2,429) mn are attributable to asset management.(*)

Net fee and commission income from banking business(*)

                                                                2002     2001
                                                                -----    -----
                                                                E MN     E MN
Fee and commission income...................................    2,784    1,383
Fee and commission expenses.................................    - 245    - 162
                                                                -----    -----
TOTAL.......................................................    2,539    1,221
                                                                =====    =====

------------

(*) After eliminating intra-Group transactions between segments.

     Net fee and commission income from banking business comprises income from:

                                                                2002     2001
                                                                -----    -----
                                                                E MN     E MN
Securities business.........................................      812      713
Lending business............................................       14       72
Underwriting business (new issues)..........................      103       75
Other.......................................................    1,610      361
                                                                -----    -----
NET FEE AND COMMISSION INCOME...............................    2,539    1,221
                                                                =====    =====

30  OTHER INCOME

     Other income is comprised of the following items:

                                                                2002     2001
                                                                -----    -----
                                                                E MN     E MN
Foreign currency gains......................................      664      114
Fees........................................................      647      473
Income from releasing or reducing miscellaneous accrued
  liabilities...............................................      551      694
Income from reinsurance business............................      190      485
Gains from the disposal of real estate used for own
  activities and of property, plant and equipment...........      115       12
Income from other assets....................................       86      101
Other.......................................................      855      600
                                                                -----    -----
TOTAL.......................................................    3,108    2,479
                                                                =====    =====

31  INSURANCE BENEFITS

     Insurance benefits in Property/Casualty(*) comprise the following:

                                                                                       CEDED IN
                                                                   GROSS             REINSURANCE              NET
                                                            --------------------    --------------    --------------------
                                                              2002        2001      2002     2001       2002        2001
                                                            --------    --------    -----    -----    --------    --------
                                                              E MN        E MN      E MN     E MN       E MN        E MN
Claims
  Claims paid...........................................    - 30,055    - 29,966    5,270    5,609    - 24,785    - 24,357
  Change in reserves for loss and loss adjustment
    expenses............................................     - 2,659     - 5,871    - 332    2,857     - 2,991     - 3,014
                                                            --------    --------    -----    -----    --------    --------
SUBTOTAL................................................    - 32,714    - 35,837    4,938    8,466    - 27,776    - 27,371
Change in other reserves
  Aggregate policy reserves.............................       - 274       - 428        1      227       - 273       - 201
  Other.................................................          84         227      - 9       15          75         242
                                                            --------    --------    -----    -----    --------    --------
SUBTOTAL................................................       - 190       - 201      - 8      242       - 198          41
Expenses for premium refunds............................       - 236       - 167       27       22       - 209       - 145
                                                            --------    --------    -----    -----    --------    --------
TOTAL...................................................    - 33,140    - 36,205    4,957    8,730    - 28,183    - 27,475
                                                            ========    ========    =====    =====    ========    ========

------------

(*) After eliminating intra-Group transactions between segments.

     Insurance benefits in Life/Health(*) comprise the following:

                                                                                       CEDED IN
                                                                   GROSS             REINSURANCE              NET
                                                            --------------------    --------------    --------------------
                                                              2002        2001      2002     2001       2002        2001
                                                            --------    --------    -----    -----    --------    --------
                                                              E MN        E MN      E MN     E MN       E MN        E MN
Benefits paid...........................................    - 16,689    - 15,576    1,148    1,135    - 15,541    - 14,441
Change in reserves
  Aggregate policy reserves.............................     - 5,805     - 6,526    - 145      231     - 5,950     - 6,295
  Other.................................................       - 453       - 196      205      122       - 248        - 74
                                                            --------    --------    -----    -----    --------    --------
SUBTOTAL................................................    - 22,947    - 22,298    1,208    1,488    - 21,739    - 20,810
Expenses for premium refunds............................       - 325     - 1,873       18        4       - 307     - 1,869
                                                            --------    --------    -----    -----    --------    --------
TOTAL...................................................    - 23,272    - 24,171    1,226    1,492    - 22,046    - 22,679
                                                            ========    ========    =====    =====    ========    ========

------------

(*) After eliminating intra-Group transactions between segments.

32  INTEREST AND SIMILAR EXPENSES

                                                                  2002       2001
                                                                --------    -------
                                                                  E MN       E MN
Interest expenses for
  Deposits..................................................     - 3,533    - 2,310
  Certificated liabilities..................................     - 4,480    - 2,907
                                                                --------    -------
SUBTOTAL....................................................     - 8,013    - 5,217
Other interest expenses.....................................     - 2,638    - 2,730
                                                                --------    -------
TOTAL.......................................................    - 10,651    - 7,947
                                                                ========    =======

     The figures for fiscal year 2002 include interest expenses for certificated liabilities of Allianz Finance B.V. (E363 mn) and Allianz Finance II B.V. (E80 mn).

33  OTHER EXPENSES FOR INVESTMENTS

                                                                  2002       2001
                                                                --------    -------
                                                                  E MN       E MN
Realized losses on
  Securities held to maturity...............................         - 4       - 12
  Securities available for sale.............................     - 8,063    - 6,888
  Real estate used by third parties.........................       - 131       - 19
  Other investments.........................................         - 6       - 79
                                                                --------    -------
SUBTOTAL....................................................     - 8,204    - 6,998
Depreciation and write-downs on
  Securities held to maturity...............................        - 31       - 35
  Securities available for sale.............................     - 5,523    - 1,507
  Real estate used by third parties.........................       - 333      - 378
  Other investments.........................................        - 11        - 5
                                                                --------    -------
SUBTOTAL....................................................     - 5,898    - 1,925
                                                                --------    -------
TOTAL.......................................................    - 14,102    - 8,923
                                                                ========    =======

34  LOAN LOSS PROVISIONS

                                                                 2002       2001
                                                                -------    -------
                                                                 E MN       E MN
Additions to allowances including direct write-offs.........    - 3,128    - 1,204
Less amounts released.......................................        817        593
Less recoveries on loans previously written-off.............         70         15
                                                                -------    -------
LOAN LOSS PROVISIONS........................................    - 2,241      - 596
                                                                =======    =======

35  ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES

                                                      PROPERTY/CASUALTY(*)     LIFE/HEALTH(*)
                                                      ---------------------   -----------------
                                                        2002        2001       2002      2001
                                                      ---------   ---------   -------   -------
                                                        E MN        E MN       E MN      E MN
Acquisition costs
  Payments..........................................   - 6,978     - 6,642    - 3,975   - 3,341
  Change in deferred acquisition costs..............       194         270      1,438       620
                                                      --------    --------    -------   -------
SUBTOTAL............................................   - 6,784     - 6,372    - 2,537   - 2,721
Administrative expenses.............................   - 4,125     - 4,482    - 1,358   - 1,269
                                                      --------    --------    -------   -------
UNDERWRITING COSTS (GROSS)..........................  - 10,909    - 10,854    - 3,895   - 3,990
Less commissions and profit-sharing received on
  reinsurance business ceded........................     1,001       1,389        179       198
                                                      --------    --------    -------   -------
UNDERWRITING COSTS (NET)............................   - 9,908     - 9,465    - 3,716   - 3,792
Expenses for management of investments..............     - 510       - 484      - 553     - 457
                                                      --------    --------    -------   -------
TOTAL ACQUISITION COSTS AND ADMINISTRATIVE
  EXPENSES..........................................  - 10,418     - 9,949    - 4,269   - 4,249
                                                      ========    ========    =======   =======

                                                                                    ASSET
                                                        BANKING BUSINESS(*)     MANAGEMENT(*)
                                                        -------------------   -----------------
                                                          2002       2001      2002      2001
                                                        --------   --------   -------   -------
Personnel expenses....................................  - 4,335    - 2,045    - 1,242   - 1,102
Operating expenses....................................  - 2,982    - 1,198      - 475     - 141
Fee and commission expenses...........................    - 245      - 162      - 465     - 478
                                                        -------    -------    -------   -------
TOTAL ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES...  - 7,562    - 3,405    - 2,182   - 1,721
                                                        =======    =======    =======   =======

------------

(*) After eliminating intra-Group transactions between segments.

     Acquisition costs and administrative expenses in the insurance business include the personnel and operating expenses of the insurance business allocated to the functional areas

"Acquisition of insurance policies," "Administration of insurance policies" and "Asset management." Other personnel and operating expenses are reported under insurance benefits (claims settlement expenses) and other expenses.

     All personnel and operating expenses in the banking business are reported under "Acquisition costs and administrative expenses."

36  OTHER EXPENSES

     Other expenses are comprised of the following:

                                                               2002      2001
                                                              -------   -------
                                                               E MN      E MN
Expenses for the enterprise as a whole......................  - 1,279   - 1,214
Expenses for increasing miscellaneous or accrued
  liabilities...............................................    - 761     - 389
Foreign currency losses.....................................    - 624     - 137
Expenses resulting from reinsurance business................    - 541     - 562
Expenses for service activities.............................    - 525     - 971
Depreciation and write-downs of other intangible assets.....    - 308     - 413
Fees........................................................    - 286     - 281
Integration/restructuring expenses..........................    - 261     - 548
Direct credit from policy reserves..........................    - 256     - 257
Amortization of capitalized loyalty bonuses to senior
  management of the PIMCO Group.............................    - 155     - 173
Expenses for assistance to victims under joint and several
  liability and road casualties.............................    - 117     - 127
Interest on accumulated policyholder dividends..............    - 110     - 108
Other.......................................................    - 988   - 1,198
                                                              -------   -------
TOTAL.......................................................  - 6,211   - 6,378
                                                              =======   =======

37  TAXES

     Group taxes are comprised of the following:

                                                              2002    2001
                                                              -----   -----
                                                              E MN    E MN
Current taxes...............................................  - 844   - 617
Deferred taxes..............................................  1,653   1,531
                                                              -----   -----
SUBTOTAL....................................................    809     914
Other taxes.................................................   - 74    - 74
                                                              -----   -----
TOTAL.......................................................    735     840
                                                              =====   =====

     The actual tax charge for the fiscal year includes a gain of E175 mn related to prior periods. The transfer of losses incurred during the fiscal year to earlier years produced a gain of E57 mn included in this amount.

     Deferred taxes are based on the temporary differences between the carrying amount of assets or liabilities in the balance sheet and their tax base, and on differences arising from uniform valuation and consolidation.

     The tax rates used in the calculation of deferred taxes are the applicable national rates, which in 2002 ranged from 12.5% to 45.5%. Changes to tax rates already adopted on the balance sheet date are taken into account. For reasons of commensurability and because of our current tax loss situation in Germany, we refrained from applying the increased corporate tax rate of 26.5%, which was adopted as part of the Flood Victim Solidarity Act and concerns the year 2003 only.

     Tax deferrals are recognized if a future reversal of the difference is expected. Deferred taxes on losses carried forward are recognized as an asset if sufficient future taxable profits are available for realization. Safety margins are used where appropriate.

     Due to a devaluation of deferred tax claims, a deferred tax charge of E347 arose in the fiscal year.

     Due to the use of tax losses carried forward for which no deferred tax was recognized as an asset, the actual tax charge on earnings diminished by E31 mn. The recognition of deferred tax claims on losses carried over from earlier periods, for which no deferred taxes had yet been recognized, resulted in deferred tax income of E55 mn.

     Unused tax losses carried forward at the balance sheet date of E18,322 mn have been recognized as deferred tax assets where there is sufficient certainty that the unused tax losses will be utilized. E10,376 mn of the tax losses carried forward can be utilized indefinitely.

     Losses carried forward can be utilized subject to restrictions and are scheduled in subsequent years as follows:

YEAR                   2003   2004   2005   2006   2007    2008   2009   2010   2011   2012   >10 YEARS    UNRESTRICTED   TOTAL
----                   ----   ----   ----   ----   -----   ----   ----   ----   ----   ----   ----------   ------------   ------
E mn.................  215    549    299    736    1,111   325    335     18     22     4       4,332         10,376      18,322

     It remains to be seen if, when and how the tax reform plans of the German Federal Government with respect to loss equalization and consolidated tax groups will be carried out. At present, it cannot be ruled out that this may necessitate considerable unscheduled write-downs on deferred tax assets.

     The recognized tax charge for 2002 is E391 mn less than the anticipated tax charge. The following table shows the reconciliation of the anticipated tax charge on income with the effectively recognized tax charge. The Group reconciliation statement is a summary of the individual company-related reconciliation statements which are based on the respective country-specific tax rate after consolidation effects are taken into account.

                                                               2002      2001
                                                              -------   -------
                                                               E MN      E MN
Anticipated tax charge on income............................    - 418       336
-  municipal trade tax and similar taxes....................    - 138     - 276
-  tax-free income..........................................  - 1,416   - 1,314
+ Amortization of goodwill..................................      285       211
+ effects of tax losses.....................................      801        63
+ other tax settlements.....................................       77        66
                                                              -------   -------
= CURRENT TAX CHARGE........................................    - 809     - 914
                                                              =======   =======

     In addition to the above mentioned effects of devaluations or the delayed use or recognition of losses carried forward from earlier periods, the item "effects of tax losses" also includes effects that arise from not recognizing deferred taxes on tax losses for the current fiscal year, which increase charges by E794 mn.

     Under the current German tax laws, the dividend distribution proposed for fiscal 2002 is expected to reduce corporate taxes for fiscal 2003 by E62 mn.

     Deferred tax assets and liabilities comprise the following balance sheet headings:

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
DEFERRED TAX ASSETS
  Intangible assets.........................................       114         169
  Investments...............................................     2,628       1,809
  Trading assets............................................       562         765
  Deferred acquisition costs................................        53          61
  Tax loss carried forward..................................     4,910       3,019
  Other assets..............................................       843         934
  Insurance reserves........................................     2,226       1,508
  Pensions and similar reserves.............................       364         400
  Deferred income...........................................     1,558       - 250
                                                                ------       -----
  TOTAL.....................................................    13,258       8,415
                                                                ======       =====
DEFERRED TAX LIABILITIES
  Intangible assets.........................................       268         238
  Investments...............................................     3,879       4,064
  Trading assets............................................     1,826         388
  Deferred acquisition costs................................     1,798       1,493
  Other assets..............................................       738       - 101
  Insurance reserves........................................     1,610       1,593
  Pensions and similar reserves.............................        12           5
  Deferred income...........................................     2,057       1,218
                                                                ------       -----
  TOTAL.....................................................    12,188       8,898
                                                                ======       =====

     Deferred tax income recognized as equity in fiscal 2002 amounts to E589 mn.

38  SUPPLEMENTARY INFORMATION ON INSURANCE BUSINESS

INVESTMENTS(*)

                                                                PROPERTY/CASUALTY    LIFE/HEALTH          TOTAL
                                                                -----------------  ----------------  ----------------
                                                                 2002      2001     2002     2001     2002     2001
                                                                -------  --------  -------  -------  -------  -------
                                                                 E MN      E MN     E MN     E MN     E MN     E MN
 I.  REAL ESTATE..............................................   5,647     6,930     7,496    7,450   13,143   14,380
     (including real estate owned by Allianz and used for its
     own activities)..........................................  (1,953)  (1,872)   (1,102)  (1,058)  (3,055)  (2,930)
II.  INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES,
     AND ASSOCIATED ENTERPRISES...............................   5,087     6,988     1,888    1,073    6,975    8,061
III. LOANS....................................................   2,289     1,901    16,373   14,785   18,662   16,686
IV.  OTHER SECURITIES
     1. Held to maturity......................................     596     1,179     5,199    5,482    5,795    6,661
     2. Available for sale....................................  64,711    76,703   177,269  168,030  241,980  244,733
     3. Trading (Trading assets)..............................   1,404     1,371     1,144      771    2,548    2,142
                                                                -------  --------  -------  -------  -------  -------
SUB-TOTAL IV..................................................  66,711    79,253   183,612  174,283  250,323  253,536
 V.  OTHER INVESTMENTS........................................   7,111     8,070     3,576    1,563   10,687    9,633
                                                                -------  --------  -------  -------  -------  -------
TOTAL.........................................................  86,845   103,142   212,945  199,154  299,790  302,296
                                                                =======  ========  =======  =======  =======  =======

------------

(*) Investments in conformity with EU insurance accounting guideline and after eliminating intra-Group transactions between segments.

INVESTMENT INCOME(*)

                                                          PROPERTY/CASUALTY      LIFE/HEALTH             TOTAL
                                                          -----------------   -----------------   -------------------
                                                           2002      2001      2002      2001       2002       2001
                                                          -------   -------   -------   -------   --------   --------
                                                           E MN      E MN      E MN      E MN       E MN       E MN
INCOME FROM INVESTMENTS
  Current income........................................    4,755     5,278    10,862    10,516     15,617     15,794
  Income from revaluations..............................    1,137     1,329       618       614      1,755      1,943
  Realized investment gains.............................    6,602     4,458     5,487     3,605     12,089      8,063
                                                          -------   -------   -------   -------   --------   --------
SUBTOTAL................................................   12,494    11,065    16,967    14,735     29,461     25,800
INVESTMENT EXPENSES
  Depreciation and write-downs on investments...........  - 2,273   - 1,104   - 2,853   - 1,319    - 5,126    - 2,423
  Realized investment losses............................  - 1,887   - 2,193   - 6,595   - 4,909    - 8,482    - 7,102
  Investment management, interest charges and other
    investment expenses.................................  - 1,131   - 1,061     - 550     - 526    - 1,681    - 1,587
                                                          -------   -------   -------   -------   --------   --------
SUBTOTAL................................................  - 5,291   - 4,358   - 9,998   - 6,754   - 15,289   - 11,112
                                                          -------   -------   -------   -------   --------   --------
TOTAL...................................................    7,203     6,707     6,969     7,981     14,172     14,688
                                                          =======   =======   =======   =======   ========   ========

------------

(*) Investments in conformity with EU insurance accounting guideline and after eliminating intra-Group transactions between segments.

39  SUPPLEMENTARY INFORMATION ON BANKING BUSINESS(*)

VOLUME OF FOREIGN CURRENCY EXPOSURE FROM BANKING BUSINESS

     The amounts reported constitute aggregate euro equivalents of a wide variety of currencies outside the EMU. Any differences between the amounts of assets and liabilities result from differing valuation principles. Loans and advances and liabilities are reported at amortized cost, while all derivative transactions are accounted for at fair value.

                                              USD       GBP      OTHER    12/31/2002   12/31/2001
                                            -------   -------   -------   ----------   ----------
                                            IN E MN   IN E MN   IN E MN      E MN         E MN
BALANCE SHEET ITEMS
Assets....................................  90,518    42,725    30,618     163,861      185,528
Liabilities...............................  99,190    50,972    27,757     177,919      208,184

------------

(*) After eliminating intra-Group transactions between segments.

COLLATERAL PLEDGED FOR OWN LIABILITIES OF BANKING BUSINESS

     For the following liabilities and contingencies, assets having the indicated value were pledged as collateral:

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Liabilities to banks........................................    84,081       32,226
Liabilities to customers....................................    40,411        4,018
Certificated liabilities....................................        --           --
Contingent liabilities......................................        70            2
Other commitments...........................................     8,863        8,521
                                                               -------       ------
TOTAL COLLATERALIZED LIABILITIES............................   133,425       44,767
                                                               =======       ======

     The total amount of collateral pledged consists of the following assets:

                                                              12/31/2002   12/31/2001
                                                              ----------   ----------
                                                                 E MN         E MN
Loans and advances to banks.................................    24,648        5,132
Loans and advances to customers.............................    23,843        9,542
Trading assets..............................................    65,430       26,700
Investments.................................................    19,483        3,376
Property and equipment......................................        21           17
                                                               -------       ------
TOTAL VALUE OF COLLATERAL PLEDGED...........................   133,425       44,767
                                                               =======       ======

STRUCTURE OF RESIDUAL TERMS FOR BANKING BUSINESS

     The following presents loans and advances and liabilities in the banking business according to their final maturity or call date.

                                                                  12/31/2002
                                        ---------------------------------------------------------------
                                                                   > 3 MONTHS     > 1 YEAR    MORE THAN
                                         TOTAL    UP TO 3 MONTHS    TO 1 YEAR    TO 5 YEARS    5 YEARS
                                        -------   --------------   -----------   ----------   ---------
                                         E MN          E MN           E MN          E MN        E MN
ASSETS
Term loans and advances to banks......   77,157       56,247         17,331         2,670         909
Loans and advances to customers(1)....  175,243       77,079         18,899        35,517      43,748
                                        -------      -------         ------        ------      ------
TERM LOANS AND ADVANCES...............  252,400      133,326         36,230        38,187      44,657

LIABILITIES
Participation certificates and
  subordinated liabilities............    9,832            6          1,097         3,110       5,619
Term liabilities to banks(2)..........  118,169       91,749         16,283         3,999       6,138
Liabilities to customers(2)
  Savings deposits and homeloan
     savings deposits.................    6,128        2,420            864         1,591       1,253
  Other term liabilities to
     customers........................   81,375       65,241          5,988         4,461       5,685
Certificated liabilities..............   64,439       25,512         15,058        19,043       4,826
                                        -------      -------         ------        ------      ------
TERM LIABILITIES......................  279,943      184,928         39,290        32,204      23,521
                                        =======      =======         ======        ======      ======

------------

(1) Loans and advances to customers with residual terms of up to 3 months include E8,510 mn of undated claims. These claims include credit lines available until further notice, overdraft facilities, loans called or overdue, unauthorized overdrafts, call money and internal account balances.

(2) Excluding balances payable on demand.

     The Dresdner Bank Group securitizes certain loan portfolios and sells them in the capital market. The transferred assets are securitized by special-purpose entities in the form of debt securities and sold to third parties. The Dresdner Bank Group carries out these transactions through the fully-consolidated special-purpose entities Silver Lux Inc., Grand Cayman and Silver Tower 125 Inc., Grand Cayman. The maximum transaction volume for each entity is E5 bn. At December 31, 2002, total utilization of both programs came to E5.16 bn.

TRUSTEE BUSINESS IN BANKING BUSINESS

     The table below presents a breakdown of trustee business in banking business not reported in the balance sheet.

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Loans and advances to banks.................................      5,217         3,415
Loans and advances to customers.............................      4,247         4,497
Investments.................................................          7             7
Other.......................................................         --             9
                                                                  -----         -----
ASSETS HELD IN TRUST(*).....................................      9,471         7,928
Liabilities to banks........................................        955           300
Liabilities to customers....................................      8,516         7,628
                                                                  -----         -----
LIABILITIES INCURRED AS A TRUSTEE...........................      9,471         7,928
                                                                  =====         =====

------------
(*) Including E8,847 (5,078) mn of trustee loans.

OTHER BANKING INFORMATION

-- Loans and advances (after loan loss allowance) to banks and customers include reverse repos totaling E98,063 (82,945) mn. Liabilities to banks and customers include repo transactions amounting to E63,573 (59,946) mn.

-- Subordinated assets amounted to E473 (466) mn.

-- At the balance-sheet date there were commitments to repurchase assets sold under repurchase agreements with a net book value of E61,068 (63,505) mn.

-- An amount of E287 (381) mn eligible for refinancing with the central bank is held in cash funds.

40  USE, TREATMENT AND REPORTING OF DERIVATIVE FINANCIAL INSTRUMENTS

     The use of derivatives by individual enterprises in the Allianz Group is in compliance with the relevant supervisory regulations and the Group's own internal guidelines. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Group. Further information on the risks hedged and the Group's risk management systems is included in the Management Report under "Risk Management."

     Insurance companies in the Allianz Group use derivatives to manage their investments efficiently on the basis of general investment targets. The most important aspect of these instruments is hedging against adverse market movements for selected securities or for parts of a portfolio. In our banking business, derivatives are used particularly for trading purposes and to hedge interest-rate, currency and other price risks of the banking book.

     The settlement risk is virtually excluded in the case of exchange-traded products, which are standardized products. By contrast, over-the-counter products, which are individually traded contracts, carry a theoretical credit risk amounting to the positive market values. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives.

     The following table shows the distribution of derivative positions on the balance sheet date.

     Positive and negative market values are shown on a gross basis, i.e. not taking into account netting effects.

Notional principal amounts and market values of open derivative positions as of December 31

Insurance Segments Property/Casualty and Life/Health

                                     MATURITY AS OF 12/31/2002                   2002                          2001
                                    ---------------------------    ---------------------------------    -------------------
                                                                   NOTIONAL     POSITIVE    NEGATIVE    NOTIONAL      NET
                                    UP TO      1-5       OVER      PRINCIPAL     MARKET      MARKET     PRINCIPAL    MARKET
                                    1 YEAR    YEARS     5 YEARS     AMOUNTS      VALUES      VALUES      AMOUNTS     VALUES
                                    ------    ------    -------    ---------    --------    --------    ---------    ------
                                     E MN      E MN      E MN        E MN         E MN        E MN        E MN        E MN
Interest rate contracts.........     1,973     7,132     3,906      13,011         133        - 172      12,404       - 30
OTC
  Forwards......................     1,258        --        --       1,258           2          - 6          --         --
  Swaps.........................       274       750     2,269       3,293         104         - 93       3,089        - 6
  Swaptions.....................        --       136        --         136          11           --         136          6
  Caps..........................        --     6,246     1,335       7,581          --         - 62       7,573       - 26
  Options.......................       101        --       282         383           1         - 10          99        - 3
Exchange traded
  Futures.......................       340        --        --         340           3           --         217        - 1
  Options.......................        --        --        20          20          12          - 1       1,290         --
Equity/Index contracts..........    12,434    12,255       338      25,027       1,565      - 1,217      21,702      2,576
OTC
  Forwards......................       602     1,979        --       2,581       1,105         - 24       8,704      2,801
  Swaps.........................        --     1,273        79       1,352           2        - 388       1,484        180
  Options.......................     8,186     8,007       221      16,414         323        - 776       9,763      - 408
Exchange traded
  Futures.......................     2,084        --        --       2,084          80          - 1         800          1
  Options.......................     1,562       996        38       2,596          55         - 28         951          2
Foreign exchange contracts......     3,339     1,557       331       5,227         282         - 62       3,947         58
OTC
  Forwards......................     3,219       103        --       3,322         135         - 59       2,422         68
  Swaps.........................         2     1,454       331       1,787         146          - 3       1,378       - 10
  Options.......................        94        --        --          94          --           --         146         --
Exchange traded
  Futures.......................        24        --        --          24           1           --           1         --
Credit contracts................        --        --        79          79           3         - 13          --         --
OTC
  Swaps.........................        --        --        79          79           3         - 13          --         --
                                    ------    ------     -----      ------       -----      -------      ------      -----
TOTAL...........................    17,746    20,944     4,654      43,344       1,983      - 1,464      38,053      2,604
                                    ======    ======     =====      ======       =====      =======      ======      =====

     The major exposures in equity trading are in the form of options used for hedging the portfolio against market fluctuations. In managing interest rate risk long-term interest income is primarily controlled by the use of interest rate caps. In addition, exchange rate fluctuations are hedged by synthetically transforming financial assets and liabilities in foreign currencies into E-denominated financial instruments through foreign exchange deals and currency swaps.

Notional principal amounts and market values of open derivative positions as of December 31

Banking and Asset Management Segments

                                 MATURITY AS OF 12/31/2002                     2002                          2001
                              -------------------------------    ---------------------------------    -------------------
                                                                 NOTIONAL     POSITIVE    NEGATIVE    NOTIONAL      NET
                                UP TO        1-5       OVER      PRINCIPAL     MARKET      MARKET     PRINCIPAL    MARKET
                               1 YEAR       YEARS     5 YEARS     AMOUNTS      VALUES      VALUES      AMOUNTS     VALUES
                              ---------    -------    -------    ---------    --------    --------    ---------    ------
                                E MN        E MN       E MN        E MN         E MN        E MN        E MN        E MN
Interest rate contracts...    1,200,206    721,778    587,629    2,509,613     46,500     - 44,794    3,216,201      259
OTC
  Forwards................       98,372      9,115         --      107,487         90       - 101       275,788       20
  Swaps...................      985,619    608,056    511,649    2,105,324     44,994     - 42,585    2,477,685      903
  Swaptions...............          528     12,028     47,431       59,987        562     - 1,571        61,842    - 810
  Caps....................       10,168     28,963     16,942       56,073        296       - 105        62,172       39
  Floors..................        9,482     15,852     11,093       36,427        518       - 413        40,491      118
  Options.................           --         10        239          249         17          --           796        4
  Other...................           --         --         --           --         --          --           146       --
Exchange traded
  Futures.................       90,064     43,445         --      133,509         14        - 12       255,075     - 15
  Options.................        5,973      4,309        275       10,557          9         - 7        42,206       --
Equity/Index contracts....       71,980     52,761      3,857      128,598      7,113     - 6,770       147,176      852
OTC
  Swaps...................          853      2,354        773        3,980        520       - 426         3,951      271
  Options.................       28,622     42,501      3,046       74,169      4,586     - 4,399        85,333      272
  Other...................           27          5         --           32         --         - 8           497      361
Exchange traded
  Futures.................        7,333          1         29        7,363          3         - 9        10,356       15
  Options.................       35,145      7,900          9       43,054      2,004     - 1,928        47,039     - 67
Foreign exchange..........      434,250     60,657     22,192      517,099     11,911     - 13,439      519,525    1,884
OTC
  Forwards................      340,821     10,182        201      351,204      7,570     - 9,031       370,678      874
  Swaps...................       14,741     45,588     18,381       78,710      3,306     - 3,091        84,278    1,011
  Options.................       75,915      4,598      3,610       84,123        979     - 1,284        62,530        1
  Other...................           --         --         --           --         --          --           122        1
Exchange traded
  Futures.................        2,773        289         --        3,062         56        - 33         1,798       --
  Options.................           --         --         --           --         --          --           119      - 3
Credit contracts..........        5,704     56,655      3,564       65,923      1,320     - 1,354        25,820    - 190
OTC
  Credit default swaps....        5,656     48,236      2,868       56,760        807       - 657        16,561       57
  Total return swaps......           48      8,419        696        9,163        513       - 697         9,259    - 247
Other contracts...........        5,233      2,569        324        8,126        417       - 264        10,350     - 31
OTC
  Precious metals.........        4,960      2,557        324        7,841        416       - 263         9,723     - 18
  Other...................          229         12         --          241          1         - 1           332     - 13
Exchange traded
  Futures.................           --         --         --           --         --          --           217       --
  Options.................           44         --         --           44         --          --            78       --
                              ---------    -------    -------    ---------     ------     -------     ---------    -----
TOTAL.....................    1,717,373    894,420    617,566    3,229,359     67,261     - 66,621    3,919,072    2,774
                              =========    =======    =======    =========     ======     =======     =========    =====

     The main derivative financial instruments used are interest rate derivatives, in particular interest rate swaps that are primarily entered into in the course of trading activities.

     Pursuant to IAS 39, derivative financial instruments are reported under financial assets or liabilities held-for-trading. Gains or losses arising from valuation at fair value are included under trading income.

     This applies to free standing derivatives and for separated embedded derivatives of hybrid financial instruments that are not used for hedge transactions recognized in the balance sheet. In contrast, derivatives used in hedge transactions are in principle recognized in accordance with the classification of the hedged item.

     Derivative financial instruments used for hedge transactions are classified as follows.

     The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in the current period income, while for the hedged item only the pro rata share of the profit or loss attributable to the hedged risk is recognized in the income statement.

     The Allianz Group principally uses fair value hedging. Important hedging instruments are interest rate swaps. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge). The derivative financial instruments used for fair value hedges had a fair value of E33 (1,925) mn. Ineffectiveness in hedge transactions led to a loss of E10 mn (gain of E66 mn).

     Hedge accounting may also be applied to hedge a net investment in a foreign entity. Financial instruments are used here to hedge the currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified as an effective hedge, is recognized as shareholders' equity, while the ineffective part flows directly into the income statement.

     Foreign exchange hedging transactions with a fair value of E107 (46) mn were entered into to hedge currency risks related to a net investment in a foreign entity. Application of hedge accounting increased other reserves by E164 (- 61) mn.

41  FAIR VALUE

     The fair value of a financial instrument is defined as the amount for which a financial instrument could be exchanged between two willing parties in the ordinary course of business. If market prices are not available, the fair value is based on estimates using the present value of future cash flows method or another appropriate valuation method. These methods are significantly influenced by the assumptions made, including the discount rate applied and the estimates of future cash flows. Specific financial instruments are discussed below.

     The Group uses the following methods and assumptions to determine fair values:

CASH AND CASH EQUIVALENTS

     Owing to the short-term nature of these instruments, the carrying amount corresponds to the fair value.

INVESTMENTS (INCLUDING TRADING ASSETS AND LIABILITIES)

     The fair value of fixed-term securities is based on market prices, provided these are available. If fixed-term securities are not actively traded, their fair value is determined on the basis of valuations by independent data suppliers. The fair value of equities is based on their stock-market prices. The carrying amount and the fair value for fixed-term securities and equities do not include the fair value of derivative contracts used to hedge the related fixed-term securities and equities.

     The fair value of derivatives is derived from the value of the underlying assets and other market parameters. Exchange-traded derivative financial instruments are valued based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take into account market and counterparty risks. Fair value represents the capital required to settle in full all the future rights and obligations arising from the financial contract.

LOANS AND ADVANCES TO BANKS AND CUSTOMERS

     The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of similar debt instruments. Where there is doubt regarding the repayment of the loan, the anticipated cash flows are discounted using a reasonable discount rate and includes a charge for an element of uncertainty in cash flows.

SEPARATE ACCOUNTS ASSETS AND LIABILITIES

     The fair values of separate accounts assets were determined using the market value of the underlying investments. Fair values of separate accounts liabilities were determined using cash surrender values of the policyholders' and contractholders' account.

INVESTMENT CONTRACTS WITH POLICYHOLDERS

     Fair values for life insurance investment contracts were determined using the cash surrender values of the policyholders' and contract holders' accounts.

CERTIFICATED LIABILITIES

     The fair value of long-term traded bonds and loans payable is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans and other borrowings.

     The following table presents the carrying amount and estimated fair value of the Group's financial instruments as of December 31:

                                                                2002                   2001
                                                         -------------------    -------------------
                                                         CARRYING     FAIR      CARRYING     FAIR
                                                          AMOUNT      VALUE      AMOUNT      VALUE
                                                         --------    -------    --------    -------
                                                           E MN       E MN        E MN       E MN
FINANCIAL ASSETS
  Cash and cash equivalents..........................     21,008      21,008     21,240      21,240
  Investments........................................    272,530     272,758    329,880     329,999
  Loans and advances to banks and customers..........    274,906     276,263    300,967     302,201
  Trading assets.....................................    124,842     124,842    128,422     128,422
  Separate account assets............................     25,657      25,657     24,692      24,692
FINANCIAL LIABILITIES
  Investment contracts with policyholders............     52,527      49,762     58,685      57,128
  Separate account liabilities.......................     25,687      24,943     24,726      24,322
  Liabilities to banks and customers.................    284,598     284,659    312,725     313,144
  Certificated liabilities...........................     78,750      79,980    134,670     133,162
  Trading liabilities................................     53,520      53,520     44,538      44,538

     The tax treatment of the related unrealized gains and losses can have a significant effect on the fair value estimates and has not been considered in the estimates.

     Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the Group's total value.

42  RELATED PARTY DISCLOSURES

     The following report relates to transactions with associated enterprises and enterprises in which the Allianz Group holds or held an ownership interest of between 10% and 20%, or to enterprises which held such an ownership interest in Allianz AG.

     These business relationships are stated as of December 31, 2002 unless otherwise indicated.

DRESDNER BANK

     After a successful takeover offer for the acquisition of Dresdner Bank shares in March 2001 and the conclusion of forward purchases on January 15 and 16, 2002 as well as some additional purchases, the Allianz Group in February, 2002, held 95.6% of the shares of Dresdner Bank and announced its intention to purchase all shares of Dresdner Bank still in the possession of minority shareholders. The cash compensation for the transfer of these shares was established on the basis of an expert opinion by Ernst & Young and its adequacy was confirmed by a court-appointed auditor. On May 24, 2002, the Annual General Meeting of Dresdner Bank approved the squeeze-out of minority shareholders. On July 11, 2002, this decision was entered into the Register of Commerce. By squeezing out minority shareholders, Allianz AG acquired 15,982,988 shares of Dresdner Bank for which, based on a valuation of E51.50 per share, it paid a compensation of E823,123,882 to the departing minority shareholders. In accordance with the German Stock Corporation Act, some of the squeezed-out minority shareholders asked for a review of the adequacy of the cash compensation by the Regional Court (in a so-called "Spruchstellenverfahren"). The outcome of these proceedings remains uncertain at this time. Should the findings of these proceedings be to the detriment of Allianz AG, the ordered increase of the cash compensation will be applicable to the cash compensation of all former minority shareholders squeezed out by the decision of the Annual General Meeting of May 24, 2002. On December 31, 2002, the Allianz Group held an ownership interest of 100% in Dresdner Bank.

     As a result, Dresdner Bank is no longer a related company of Allianz AG but a Group company.

     The Allianz Group and Dresdner Bank had a wide range of business relationships already prior to the acquisition of Dresdner Bank, for example in banking, distribution of insurance products and asset management. These transactions were concluded on ordinary market terms and conditions.

     Material business relationships also exist with the following related parties:

MUNCHENER RUCKVERSICHERUNGS-GESELLSCHAFT AG IN MUNICH (MUNICH RE)

     Munich Re is an associated company of the Allianz Group. The relationship between Allianz AG and Munich Re is set forth in the so-called Principles of Cooperation of May 2000, which mainly govern the reinsurance relationships between the two companies. Among other things, the Principles of Cooperation determine that Munich Re shall provide reinsurance for 14% of the gross self-retention of the insurance business of the companies of Allianz's German Property-Casualty Group via Allianz AG. Under the terms of the Principles of Cooperation, Munich Re is the principal reinsurer of Allianz AG and Allianz AG cedes the majority of its externally ceded reinsurance to Munich Re. Notwithstanding its right to freely choose its reinsurer, Allianz AG will give Munich Re the first opportunity to submit bids. The Principles of Cooperation were amended in December 2001 by a supplementary agreement, under the terms of which the mutually ceded reinsurance volume is to be adjusted on a step-by-step basis by 2008. The supplementary agreement is effective through December 31, 2010. Due to the merger of Vereinte Versicherung AG with Allianz Versicherungs-AG, the share of the reinsurance business of Allianz Sachgruppe Deutschland to be assumed by Munich Re was reduced from 14% to 10.5% in an agreement of August 2, 2002, effective retroactively as of January 1, 2002.

     The Principles of Cooperation of May 2000 can be terminated as of December 31, 2005. On December 19, 2002, this termination agreement was amended by a supplementary agreement which stipulates the terms of termination of the Principles of Cooperation to be ineffective until December 31, 2003 and shortens the termination notice set forth therein from three to two years. This means that the Principles of Cooperation will be automatically renewed for another ten years only if they are not terminated prior to December 31, 2003.

     Other reinsurance and retrocession agreements with the individual companies of the Allianz Group govern which reinsurance business will be assumed by the Munich Re Group from, or ceded by the Munich Re Group to the Allianz Group.

     The Allianz Group premiums that were ceded to or assumed from companies of the Munich Re Group are shown in the following table:

                                                                2002     2001
                                                                -----    -----
                                                                E MN     E MN
Ceded premiums..............................................    2,300    2,400
Assumed premiums............................................      600      850

     The reinsurance agreements between the two Groups are governed by terms and conditions that could also be obtained by third parties.

     In May 2000, Allianz AG and Munich Re signed a letter of intent which, among other things, provides that Allianz AG and Munich Re will reduce their shareholdings in each other to a level of approximately 20%. This reduction is to be achieved, or initiated, by December 31, 2003. As of December 31, 2002, the Allianz Group held 22.4% of the ordinary shares of Munich Re. This interest increased to 23.2% by February 28, 2003. Munich Re informed us that on December 31, 2002, the Munich Re Group held 21.2% of the ordinary shares outstanding of Allianz AG (as of December 31, 2002). Taking into account treasury shares held by Allianz Group companies on February 28, 2003, whose number was reduced after fulfilling the exchange offer for participation certificates, the registered ownership interest of the Munich Re Group in Allianz AG amounted to 20.7% as of February 28, 2003.

     In connection with the acquisition of Dresdner Bank, Allianz AG pledged to the Commission of the European Communities to limit its voting rights from ordinary shares of Munich Re to 20.5% of the total ordinary share capital of Munich Re. In addition, Allianz AG agreed to reduce its long-term shareholding in Munich Re to 20.5%. This commitment includes the ordinary shares of Munich Re held by Dresdner Bank. The commitment of Allianz AG to the European Commission does not affect ordinary shares of Munich Re that are acquired and held by the companies of the Allianz Group as part of their trading portfolio in the ordinary course of business and which do not have voting rights attached. The commitment also does not affect the exercise of voting rights on behalf of clients or voting rights attached to ordinary shares held in the ordinary course of business for the account of third parties.

     The Principles of Cooperation between Munich Re and Allianz AG further provide that upon termination of the Principles of Cooperation, a mutual obligation of the parties will continue to exist for a period of two years, in accordance with which both Allianz AG and Munich Re, if they wish to sell their ownership interest they hold in the other, will grant the other a right to designate the buyer of the ownership interest being sold.

     On January 15, 2002, the 40.5% ownership interest in Allianz
Lebensversicherungs-AG (Allianz Leben) previously held by Munich Re was sold to Allianz AG. The reinsurance relationships between Allianz Leben and Munich Re will continue on the basis of existing contracts until 2010.

     Effective as of June 30, 2002, Munich Re transferred its ownership interest of 50.0% in Franfurter Versicherungs-AG and its ownership interest of 45.0% in Bayerische Versicherungsbank AG to Allianz Versicherungs-AG. Allianz transferred its ownership interest of 36.1% in Karlsruher Lebensversicherung AG, a subsidiary of Munich Re, to Munich Re. These transfers were made in fulfillment of the agreement in the letter of intent signed between Allianz AG and Munich Re on May 4, 2000.

HYPOVEREINSBANK AG

     On January 15, 2002, Allianz Group transferred a 16% shareholding in HypoVereinsbank to Munich Re for a purchase price of E5,133 mn. On December 31, 2002, Allianz Group held 0.3% of the ordinary shares of HypoVereinsbank. At the same date, HypoVereinsbank held 4.6% of the ordinary shares of Allianz AG. Taking into account ordinary shares of Allianz AG held by Allianz Group companies, the ownership interest of HypoVereinsbank in Allianz AG on February 28, 2003, was 4.9%.

     Allianz AG and its subsidiaries terminated the existing cooperation agreement with HypoVereinsbank concerning the distribution of insurance products in the course of the year 2001.

EXERCISE OF MANDATES IN RELATED ENTERPRISES

     On December 31, 2002, no member of the Board of Management or the Supervisory Board of Allianz AG held any seat on the Board of Management or the Supervisory Board of Munich Re or HypoVereinsbank any longer.

TRANSACTIONS WITH RELATED ENTERPRISES

     Transactions with the above-mentioned related enterprises are concluded at ordinary market terms.

OTHER RELATED COMPANIES

     The Allianz Group has a number of additional associated companies in which the Allianz Group holds interests of between 10% and 20%. Companies of the Allianz Group have various types of business relations with these companies (particularly in the area of insurance, banking and asset management). These relations are subject to ordinary market conditions. In particular, the business relations with associated companies in the insurance business take on various forms and may also include special service, reinsurance, cost-sharing and asset management agreements whose terms Allianz Group deems to be appropriate.

TERROR RISK INSURANCE COMPANIES

     In the aftermath of the terrorist attacks of September 11, 2001, terror risk insurance companies were founded in Germany and Luxembourg to address the existing shortage of direct insurance and reinsurance coverage for major risks in the international markets. The shareholders of these companies are a number of direct insurers and reinsurers, including companies of the Allianz Group. Allianz Versicherungs-AG holds a 16% interest in Deutsche EXTREMUS Versicherungs-AG (EXTREMUS), which was registered on October 22, 2002, and has an equity capital of E50 mn. Munich Re also holds a 16% interest in EXTREMUS. On the basis of the E10 bn state guarantee granted by the Federal Republic of Germany, EXTREMUS is able to provide excess coverage of up to E13 bn for terror risks encountered in Germany. Allianz AG holds an 18.2% interest in Special Risk Insurance and Reinsurance Luxembourg S. A. (SRIR), which was registered on April 4, 2002, and has an equity capital of E300 mn.

LOANS TO SHAREHOLDERS

     As part of the normal course of business, the Group also grants loans to non-employee shareholders. These are granted at market conditions. Employees may obtain the preferential conditions usually granted in the industry.

LOANS TO MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     In the normal course of business, members of the Board of Management and the Supervisory Board may be granted loans by Dresdner Bank. Such loans are subject to the usual conditions in the industry. No additional loans were granted in the past year. On December 31, 2002, loans to board members granted in previous years and amounting to E0.5 (1) mn were still outstanding, including E0.5 (1) mn to board members of subsidiaries.

43  CONTINGENT LIABILITIES AND OTHER COMMITMENTS

     Contingent liabilities and other commitments resulting primarily from our banking business include the Group's potential future liabilities under loan commitments to customers not yet drawn upon, with the term of such commitments being limited. The Group engages in providing open credit facilities to allow customers quick access to funds required to meet their short-term obligations as well as their long-term financing needs. Such credit facilities can take the form of guarantees, whereby the Group might guarantee repayment of a loan taken out by a client with a third party, stand-by letters of credit which are credit enhancement facilities enabling customers to engage in trade finance at lower cost, documentary letters of credit which are payments related to foreign trade finance made on behalf of a customer and reimbursed to the Group later, note issuance facilities and revolving underwriting facilities which allow customers to issue money-market paper or medium-term notes when required without engaging in the normal underwriting process on each occasion. Revenue for guarantees is recognized under "Fee and commission income" and is determined by application of agreed rates on the nominal amount of the guarantees.

                                                                12/31/2002    12/31/2001
                                                                ----------    ----------
                                                                   E MN          E MN
Contingent liabilities on endorsed bills of exchange settled
  with customers............................................           1             1
  Including: rediscounted at central banks..................          --            --
Contingencies on guarantees and warranties
  Credit guarantees.........................................       1,878         2,131
  Other guarantees and warranties...........................      16,234        17,301
  Letters of credit.........................................       2,092         2,297
  of which:
     letters of credit opened...............................       1,107         1,189
     letters of credit confirmed............................         985         1,108
                                                                  ------        ------
SUBTOTAL....................................................      20,205        21,730
Liability on collateral pledged for third-party
  liabilities...............................................          --           567
Other contingent liabilities................................         385         3,194
                                                                  ------        ------
TOTAL CONTINGENT LIABILITIES................................      20,590        25,491
                                                                  ------        ------
Underwriting commitments....................................           7            --
Irrevocable loan commitments
  Advances..................................................      31,321        27,947
  Stand-by facilities.......................................      11,567        12,346
  Guarantee credits.........................................       2,942         1,785
  Discount credits..........................................          75            15
  Mortgage loans/public-sector loans........................         307           844
                                                                  ------        ------
TOTAL OTHER COMMITMENTS.....................................      46,219        42,937
                                                                  ======        ======

     The figures disclosed in the accompanying tables represent the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. The majority of these commitments may expire without being drawn upon and are not representative of actual future credit exposure or liquidity requirements for such commitments.

     As of December 31, 2002 there were no underwriting commitments drawn.

     On the balance sheet date commitments to pay up shares, bonds and other capital interests totaled E85 mn; secondary liability under sec. 24 of the German Limited Liability Companies Act (GmbH-Gesetz) were E16 mn, and obligations arising from hire, rental and leasing agreements existed in an aggregate amount of E2,920 mn.

     Liquiditats-Konsortialbank GmbH (LIKO) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. 30% of the shares in LIKO are owned by Deutsche Bundesbank, with the rest of the shares being held by other German banks and banking associations. The shareholders have provided capital of E200 mn to fund LIKO; Dresdner Bank's participation is E12.1 mn. The Dresdner Bank Group is contingently liable to pay in further assessments to LIKO up to E60.5 mn. In addition, under sec. 5 (4) of the Articles of Association of LIKO, Dresdner Bank is committed to a secondary liability which arises if other shareholders do not fulfill their commitments to pay their further assessment. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

     The liability arising from Dresdner Bank's interest in Bankhaus Reuschel & Co. is unlimited due to the legal form in which this enterprise is organized. The financial status of the other partners involved is sound.

     In addition, Dresdner Bank is a member of the German banks' Joint Fund for Securing Customer Deposits, which covers liabilities to each creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank is severally liable with the other members of the Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank's annual contribution. In the year 2002, the Joint Fund did not levy a contribution (2001: no contribution). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits we have undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any banks in which we own a majority interest.

     For Allianz of America Inc., Wilmington, Allianz AG posted a surety declaration for obligations in connection with the acquisition of PIMCO Advisers L.P. The Allianz Group acquired a 69.5% interest in PIMCO, whereby minority partners have the option of offering their 30.5% share to the majority partner. On December 31, 2002, these commitments amounted to a total of USD 2.054 bn.

     In the course of the purchase of Nicholas Applegate, San Diego, an agreement was reached that part of the purchase price would fall due in 2005 and that the amount would depend on the income growth of Nicholas Applegate:

     -- if average income growth during this period is at least 25%, this purchase price component will be USD 1.09 bn, with bonus payments of USD 150 mn;

     -- if average income growth is between 10% and 25%, payments will be scaled down;

     -- if average income growth is below 10%, no payments will be made.

44  OTHER INFORMATION

GENERAL INFORMATION ABOUT THE PARENT COMPANY

     The parent company of the Group is Allianz AG, Munich. The company is an "Aktiengesellschaft" (public stock corporation) incorporated in Germany. It is registered in the local Commercial Register under its registered address at Koeniginstrasse 28, 80802 Munich. Besides serving as holding company for the Group, Allianz AG also acts as reinsurance carrier for the Group.

NUMBER OF EMPLOYEES

     At the end of 2001, the Group employed a total of 181,651 (179,946) people. 86,768 (87,589) were employed in Germany and 94,883 (92,357) abroad. The number of employees undergoing training decreased by 657 to 7,588.

PERSONNEL EXPENSES

                                                                 2002     2001
                                                                ------    -----
                                                                 E MN     E MN
Salaries and wages..........................................     8,753    6,760
Social security contributions and employee assistance.......     1,458    1,208
Expenses for pensions and other post-retirement benefits....       992      405
                                                                ------    -----
TOTAL.......................................................    11,203    8,373
                                                                ======    =====

STOCK-RELATED REMUNERATION

Share purchase plans for employees

     Shares in Allianz AG are offered to qualified employees in Germany and abroad within predefined timeframes at favorable conditions. In order to be qualified, employees must have been employed in continuous service or had a position as an apprentice for a period of six months prior to the share offer and notice must not have been served. Share purchase plans also include restrictions relating to the amount that the employee can invest in purchasing shares. All participating enterprises in Germany and abroad impose restrictions on the disposal of shares, though the length of time varies from a minimum of one year to a maximum of five years, depending on the country involved. The shares are freely disposable after the expiration of the minimum holding period. The number of shares issued under these plans was 136,222 (361,235). The difference between the exercise price and market price of E4.6 (26.7) mn was reported as part of personnel expenses.

Long-term Incentive Plans

     Long-term Incentive Plans (LIP) were set up in 1999 for senior management, in order to reward the contribution made by this level of management toward increasing corporate value and to promote the long-term success of the company.

     Under these plans, Stock Appreciation Rights (SARs) are allocated to each senior manager as of April 1. Restrictions are applicable for a period of two years and the rights expire at the end of seven years.

     After the periods of restriction have come to an end, SARs may only be exercised if

     -- during their contractual term, the price of Allianz AG shares has outperformed the Dow Jones Europe STOXX Price Index (600) at least once for a period of five consecutive stock exchange days and

     -- the Allianz share price outperforms the reference price by at least
        20.0% at the time when the rights are exercised. The reference price for the LIP 2002 (E265.00) is the average price of Allianz shares for the first ten trading days after April 18, 2002, the date of the Financial Statements press conference for fiscal 2001.

     Under the conditions of the LIP, Group companies are obligated to pay the difference between the stock-market price of Allianz shares on the day the rights are exercised and the reference price in cash.

     No rights were exercised for any LIP as of December 31, 2002. None of the plans met the second condition defined above (20% increase of the share price).

     Because the intrinsic value of all SARs issued by December 31, 2002, was zero, no reserve was set up for any of these plans. The intrinsic value at balance sheet date is the difference between the share price on the balance sheet date and the reference price of the plan concerned. Call options have been entered into to hedge future obligations.

Share option and shareholding plans of subsidiaries

     Managers at the AGF Group, Paris, were offered share options on AGF shares. These options have an exercise price of at least 95.0% of the market price on the day of grant. The maximum term for these options is eight years. On December 31, 2002, 4,786,786 (5,034,600) exercisable options remained outstanding under the AGF options plans. These options are independent of the remuneration plans of the Allianz Group.

     Managers at the RAS Group, Milan, have been offered share options on RAS shares during 2002. These options have an exercise price of E12.93 per share. The options can be exercised between August 1, 2003 and July 31, 2008. 793,000 options issued under this scheme were outstanding as of December 31, 2002.

     RAS S. p. A., Milan, also offers shareholding plans for employees based on the RAS share, independently of the share purchase plan offered by Allianz. The shares issued under this scheme are subject to restrictions for three years in each case from the date of issue. The number of RAS shares issued under these plans that were still subject to restrictions stood at 1,162,346 shares as of December 31, 2002.

EARNINGS PER SHARE

     The earnings per share figure is calculated by dividing the consolidated net income by the weighted average number of common shares outstanding.

     The weighted average number of shares does not include 23,658,308 (11,073,783) shares held by the company.

                                                                        2002           2001
                                                                     -----------    -----------
Net income...............................................    E mn        - 1,167          1,623
Weighted average number of shares........................            242,788,806    243,585,880
Number of shares (not including shares held by the
  company)...............................................            242,977,214    241,189,535
Earnings per share.......................................       E         - 4.81           6.66
Diluted earnings per share...............................       E         - 4.81           6.66

EVENTS AFTER THE BALANCE SHEET DATE

     In 2003, Allianz Group plans to integrate the activities of Advance Bank and Finanzplaner into the joint distribution model of Allianz and Dresdner Bank. This will allow the Group to reach its objectives in the growth markets of retirement provision and the constitution of personal assets more rapidly. Already, Allianz and Dresdner Bank are the market leaders in private and corporate retirement provision.

COMPENSATION FOR THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     The compensation paid by Allianz AG and its affiliated enterprises to the Board of Management for the year under review is E17 (16) mn. As of November 1, 2002, the number of members of the Board of Management decreased from 12 to 11. For the first time, the amounts shown include the compensation of members of the Board of Management who also hold seats on the Board of Management of Dresdner Bank for a full-year period (in the previous years as of July 23, 2001).

     Total remuneration for members of the Board of Management includes a fixed-component (the basic salary) and a variable component. Up to the year 2002, the latter comprises a component depending on the dividend. From 2002 on, the variable component consists of the annual bonus which includes an individual element and an element based on company performance, and a three-year bonus, from which payments to members of the Board of Management can be made for the first time in 2004. In case the objective-linked bonus is attained, the variable compensation amounts to 65% of the total compensation of board members.

     The compensation paid to the Board of Management is comprised as follows:

                                                                   2002          2001
                                                                ----------    ----------
                                                                    E             E
Fixed remuneration..........................................     7,956,192     6,691,056
Variable remuneration.......................................     9,490,617     9,231,921
                                                                ----------    ----------
TOTAL.......................................................    17,446,809    15,922,977
                                                                ==========    ==========

     In addition to the amounts reported above, Allianz AG and its affiliated enterprises paid an amount of E9 (1) mn to increase pension reserves and reserves for similar obligations in favor of active members of the Board of Management.

     Under the LIP 2002, a total of 47,200 Stock Appreciation Rights (SARs) were issued to members of the Board of Management during the year under review. Based on standard option valuation methods (Black-Scholes or Binomial Method), the value of these rights at the point of their issue was E5.2 mn. The value of these rights at the end of the fiscal year is E0.3 mn. At an intrinsic value of E0, the full amount specified is a time value.

     On December 31, 2002 the members of the Board of Management held a total of 119,739 SARs issued from 1999 to 2002. Based on standard option valuation methods (Black-Scholes or Binomial Method) these rights had a value of E0.5 mn on the balance sheet date. None of the SARs has an intrinsic value at December 31, 2002, so that the full amount specified is a time value.

     The following table includes key information on current LIPs in favor of active members of the Board of Management:

                                                   LIP 2002           LIP 2001           LIP 2000           LIP 1999
                                                ---------------    ---------------    ---------------    ---------------
Exercise period.............................    4/2004 - 3/2009    4/2003 - 3/2008    4/2002 - 3/2007    4/2001 - 3/2006
Number of SARs issued.......................             47,200             33,847             17,868             20,824
Value of SARs on assignment.................         E5,236,840         E3,811,849         E3,126,900         E2,311,464
Fair value of SARs as of 12/31/2002.........           E342,200            E76,494            E18,940            E22,490
Intrinsic value of SARs as of 12/31/2002....                 E0                 E0                 E0                 E0
Waiting time expired?.......................                 no                 no                yes                yes
20% hurdle cleared?.........................                 no                 no                 no                 no
Performance hurdle cleared?.................                yes                yes                yes                yes

     In the year 2002, pensions and other benefits for former members of the Board of Management as well as payments to compensate the claims of former members of the Board of Manage-ment amount to E13 (3) mn. In 2002, E7 mn. were set aside for compensating the claims of former members of the Board of Management.

     E29 (27) mn. were set aside for current and future pension benefits of former members of the Board of Management and their beneficiaries.

     The remuneration of members of the Supervisory Board, including fees becoming payable after the 2003 Annual General Meeting of shareholders, will be E2 (2) mn.

Munich, February 27, 2003

Allianz Aktiengesellschaft
The Board of Management

(BOARD SIGNATURE)

                 SELECTED PARTICIPATIONS AND EQUITY INVESTMENTS
                               (AS OF 12/31/2002)

                   OPERATING SUBSIDIARIES                       EQUITY     OWNED
                   ----------------------                       -------    -----
                                                                IN E MN    %(1)
ADAM International GmbH, Munich.............................         6     100.0
ADVANCE Bank AG, Munich.....................................        77     100.0
AGIS Allianz Gesellschaft fur Informatik Service mbH,
  Munich....................................................       182     100.0
Allianz Capital Managers GmbH, Munich.......................         5     100.0
Allianz Capital Partners GmbH, Munich.......................       714     100.0
Allianz Dresdner Asset Management GmbH, Munich..............     2,138     100.0
Allianz Dresdner Bauspar AG, Bad Vilbel.....................        85     100.0
Allianz Global Risks Ruckversicherungs-AG, Munich...........       602     100.0
Allianz Immobilien GmbH, Stuttgart..........................         5     100.0
Allianz Lebensversicherungs-AG, Stuttgart...................     1,197      91.0
Allianz Marine & Aviation Versicherungs-AG, Munich..........       122     100.0
Allianz Private Krankenversicherungs-AG, Munich (until
  12/31/2002: Vereinte Krankenversicherung AG)..............       290     100.0
Allianz ProzeSSfinanzierungs GmbH, Munich...................       0.4     100.0
Allianz Versicherungs-AG, Munich............................     1,927     100.0
Allianz Zentrum fur Technik GmbH, Munich....................       175     100.0
Bayerische Versicherungsbank AG, Munich.....................       482      90.0
DEGI Deutsche Gesellschaft fur Immobilienfonds mbH,
  Frankfurt/Main............................................        23      94.0
Deutsche Lebensversicherungs-AG, Berlin.....................        32     100.0
dit Deutscher Investment-Trust Gesellschaft fur
  Wertpapieranlagen mbH, Frankfurt/Main.....................       137     100.0
DREGIS Dresdner Global IT Services Gesellschaft mbH,
  Frankfurt/Main............................................       106     100.0
Dresdner Bank AG, Frankfurt/Main............................    11,976     100.0
Dresdner Bank Lateinamerika AG, Hamburg.....................       438     100.0
Frankfurter Versicherungs-AG, Frankfurt/Main................       498     100.0
Hermes Kreditversicherungs-AG, Hamburg......................       108     100.0
Kraft Versicherungs-AG, Berlin/Munich.......................        31     100.0
Lombardkasse AG, Berlin.....................................        15     100.0
Munchner und Magdeburger Agrarversicherung AG, Munich.......         6      52.4
Oldenburgische Landesbank AG, Oldenburg.....................       401      89.3
Reuschel & Co., Munich......................................       131      97.5
Vereinte Spezial Krankenversicherung AG, Munich.............         8     100.0
Vereinte Spezial Versicherung AG, Munich....................        13     100.0

------------

(1) Including shares held by dependent subsidiaries.

                   OPERATING SUBSIDIARIES                       EQUITY     OWNED
                   ----------------------                       -------    -----
                                                                IN E MN    %(1)
AGF Belgium Insurance, Brussels.............................       276     100.0
AGF La Lilloise, Paris......................................        64     100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basle...........        17     100.0
Allianz Asset Management Ltd., Hong Kong....................         3     100.0
Allianz Australia Ltd., Sydney..............................       459     100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd.,
  Sofia.....................................................        14      76.8
Allianz Bulgaria Life Insurance Company Ltd., Sofia.........         5      99.0
Allianz Compania de Seguros y Reaseguros S. A., Madrid......       269      99.7
Allianz Cornhill Insurance PLC, London (until January 12,
  2003: Cornhill Insurance PLC).............................       874      98.0(2)
Allianz Dresdner Asset Management Ltd., Singapore...........         3     100.0
Allianz Elementar Lebensversicherungs-Aktiengesellschaft,
  Vienna....................................................       106     100.0
Allianz Elementar Versicherungs-Aktiengesellschaft,
  Vienna....................................................       351      98.9
Allianz Europe Ltd., Amsterdam..............................     1,659     100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo.........         6     100.0
Allianz General Insurance Company S. A., Athens.............         7     100.0
Allianz General Insurance Malaysia Berhad, Kuala Lumpur.....        65      98.6
Allianz Hungaria Biztosito Rt., Budapest....................         7     100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong...............         8     100.0
Allianz Insurance Company of Singapore Pte. Ltd.,
  Singapore.................................................        35     100.0
Allianz Insurance Company, Burbank..........................     3,667     100.0
Allianz Ireland p.l.c., Dublin..............................        74     100.0
Allianz Life Insurance Co. Ltd., Seoul......................       453     100.0
Allianz Life Insurance Company of North America,
  Minneapolis...............................................     2,608     100.0
Allianz Life Insurance Company S. A., Athens................         5     100.0
Allianz Life Insurance Malaysia Berhad, Kuala Lumpur........        19     100.0
Allianz Marine & Aviation France, Paris.....................        21     100.0
Allianz Mexico S. A. Compania de Seguros, Mexico-City.......        52     100.0
Allianz of America Inc., Wilmington.........................     6,419     100.0
Allianz of Canada Inc., Toronto.............................       166     100.0
Allianz of South Africa (Proprietary) Ltd., Johannesburg....        14     100.0
Allianz pojis t'ovna a. s., Bratislava......................        26     100.0
Allianz poistovna a. s., Prague.............................        24     100.0
Allianz President General Insurance, Taipeh.................        33      50.0(3)
Allianz President Life Insurance, Taipeh....................        13      50.0(3)
Allianz-RAS Tutela Giudiziaria S. p. A., Milan..............         6     100.0
Allianz Re Dublin Ltd., Dublin..............................        11     100.0
Allianz Risk Transfer AG, Zurich............................       387     100.0
Allianz Subalpina Societa di Assicurazioni e Riassicurazioni
  S. p. A., Turin...........................................       186      97.9
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich.....       100      99.9
Allianz Suisse Versicherungs-Gesellschaft, Zurich...........       363     100.0
Allianz Tiriac Insurance S. A., Bucharest...................         8      51.6
Allianz Underwriters Insurance Company, Los Angeles.........        64     100.0
Allianz Worldwide Care Ltd., Dublin.........................        12     100.0
Allianz Zagreb d.d., Zagreb.................................        10      52.0
Allianz (UK) Ltd., London...................................       806     100.0

------------

(1) Including shares held by dependent subsidiaries.

(2) 99.99% of the voting share capital.

(3) Controlled by Allianz.

                   OPERATING SUBSIDIARIES                       EQUITY     OWNED
                   ----------------------                       -------    -----
                                                                IN E MN    %(1)
Arab International Insurance Company, Cairo.................         6      80.0
Arab International Life Company, Cairo......................         4     100.0
Assurances Generales de France Iart, Paris..................     1,874      99.9
Assurances Generales de France Vie, Paris...................     2,594     100.0
Assurances Generales de France, Paris.......................     5,784      64.2
Banque AGF, Paris...........................................       429     100.0
Commercial Bank "Bulgaria Invest" Company Ltd., Sofia.......        10      99.4
Compagnie d'Assurance de Protection Juridique S. A., Zug....         6     100.0
Companhia de Seguros Allianz Portugal S. A., Lisboa.........       108      64.8
dresdnerbank asset management S. A., Luxembourg.............        35     100.0
Dresdner Bank (Ireland) plc., Dublin........................       257     100.0
Dresdner Bank Luxembourg S. A., Luxembourg..................     1,166     100.0
Dresdner Bank (Schweiz) AG, Zurich..........................        84      99.8
Dresdner International Management Services Ltd., Dublin.....         4     100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hong Kong,
  Tokyo.....................................................       219     100.0
Dresdner Kleinwort Wasserstein Securities SIM S. p. A.,
  Milan.....................................................        23     100.0
Dresdner Kleinwort Wasserstein (South East Asia) Ltd.,
  Singapore.................................................       196     100.0
Dresdner RCM Global Investors Holdings (UK) Ltd., London....         1     100.0
ELMONDA AG, Zurich..........................................       287     100.0
ELVIA Reiseversicherungs-Gesellschaft AG, Zurich............        15     100.0
ENTENIAL, Guyancourt........................................       492      72.2
Euler Credito y Caution, Madrid.............................        10     100.0
EULER & HERMES S. A., Paris.................................       900      70.5
Fireman's Fund Insurance Company, Novato....................     3,537     100.0
France Life, Seocho-Ku, Seoul...............................         2     100.0
GENIALLOYD S. p. A., Milan..................................        23      99.9
International Reinsurance Company S. A., Luxembourg.........        32     100.0
Jefferson Insurance Company of N. Y., New York..............        99     100.0
Lloyd Adriatico S. p. A., Triest............................       481      99.7
Merchant Investors Assurance Co. Ltd., Bristol..............        12     100.0
Nicholas Applegate, San Diego...............................     1,117     100.0
Oppenheimer Capital LLC, Delaware...........................        22     100.0
Orbis Group Ltd., St. Peter Port/Guernsey...................        10     100.0
Ost-West Allianz Insurance Company, Moscow..................         2     100.0
Pacific Investment Management Company LLC, Delaware.........        89      91.0
Pet Plan Health Care Ltd., London...........................        10     100.0
PIMCO Advisors Distributors LLC, Delaware...................        80     100.0
Privatinvest Bank AG, Salzburg..............................       139      74.0
P. T. Asuransi Allianz Life Indonesia, Jakarta..............        10      99.6
P. T. Asuransi Allianz Utama Indonesia, Jakarta.............        11      75.4
RB Vita S. p. A., Milan.....................................       126     100.0
Riunione Adriatica di Sicurta S. p. A., Milan...............     5,200      51.1(2)

------------

(1) Including shares held by dependent subsidiaries.

(2) Interest in the voting capital: 51.73%.

OPERATING SUBSIDIARIES                                          EQUITY     OWNED
----------------------                                          -------    -----
                                                                IN E MN    %(*)
Slovenska poist'ovna a. s., Bratislava......................       95       99.1
T. U. Allianz Polska S. A., Warsaw..........................       37      100.0
T. U. Allianz Polska Zycie S. A., Warsaw....................        7      100.0
Veer Palthe Voute N. V., Gouda..............................        9      100.0
Wm. H McGee & Co. Inc., New York............................       52      100.0
ZA Leven N. V., Nieuwegein..................................      201      100.0
Zwolsche Algemeene Schadeverzekering N. V., Nieuwegein......       70      100.0

------------

(*) Including shares held by dependent subsidiaries.

                 ASSOCIATED ENTERPRISES(2)                      EQUITY     OWNED
                 -------------------------                      -------    -----
                                                                IN E MN    %(1)
Autobahn Tank & Rast Holding GmbH, Bonn.....................        14     31.0
Beiersdorf AG, Hamburg......................................     1,677     43.6
Bilfinger Berger Bauaktiengesellschaft, Mannheim............     1,088     25.0
Eurohypo AG, Frankfurt/Main.................................     4,387     28.7
HeidelbergCement Aktiengesellschaft, Heidelberg.............     3,911     17.7
Kommanditgesellschaft Allgemeine Leasing GmbH & Co.,
  Grunwald..................................................        98     40.5
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft
  in Munchen, Munich........................................    16,645     22.4
Allianz CP General Insurance Company Ltd., Bangkok..........         9     25.0
EUROPENSIONES S. A., Entidad Grestora de Fondos de
  Pensiones, Madrid.........................................        35     49.0
Koc Allianz Hayat Sigorta A. S., Istanbul...................         9     38.0
Koc Allianz Sigorta T.A.S., Istanbul........................        23     37.1
National Insurance Company Berhad, Brunei...................         4     25.0
Russian People's Insurance Society "Rosno," Moscow..........        24     45.3
Sophia, Paris...............................................       989     27.7

------------

(1) Including shares held by dependent subsidiaries.

(2) Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised or not.

              OTHER SELECTED HOLDINGS                  MARKET                                               BALANCE
              IN LISTED COMPANIES(1)                   VALUE     OWNED(2)    GROUP EQUITY    NET PROFIT    SHEET DATE
              -----------------------                  ------    --------    ------------    ----------    ----------
                                                        E MN       %(2)          E MN           E MN
AMB Generali Holding AG, Munich....................      266        9.5          3,827            345      12/31/2001
Banco Popular Espanol S. A., Madrid................      842        9.9          3,143(3)         574(3)   12/31/2001
Banco Portugues de Investimento (BPI-SGPS) S. A.,
  Porto............................................      148        8.9          1,422(3)         133(3)   12/31/2001
BASF AG, Ludwigshafen..............................    1,269        6.1         17,522          5,826      12/31/2001
Bayer AG, Leverkusen...............................      872        5.8         17,020            961      12/31/2001
Bayerische Motorenwerke AG, Munich.................      995        5.2         10,770          1,866      12/31/2001
Bollore Investissement S. A., Puteaux..............      166       16.1          1,404(3)         155(3)   12/31/2001
Continental AG, Hanover............................      149        7.7          1,648          - 309      12/31/2001
Credit Lyonnais S. A., Paris.......................    1,915       10.3          8,950(3)         813(3)   12/31/2001
Deutsche Bank AG, Frankfurt/Main...................      824        3.1         40,193            167      12/31/2001
Deutsche Borse AG, Frankfurt/Main..................      220        5.2          1,560            203      12/31/2001
E.ON AG, Dusseldorf................................    1,695        6.4         30,824          2,575      12/31/2001
Hana Bank, Seoul...................................      210        8.2            521(3)          87(3)   12/31/2001
Heidelberger Druckmaschinen AG, Heidelberg.........      227       12.0          2,450            201       3/31/2002
KarstadtQuelle AG, Essen...........................      267       13.7          1,863            239      12/31/2001
Linde AG, Wiesbaden................................      526       12.6          4,276            289      12/31/2001
mg technologies ag, Frankfurt/Main.................      146       12.8          1,984            137       9/30/2001
Nestle S. A., Vevey................................      546        0.7         23,154(3)       4,519(3)   12/31/2001
Pechiney S. A., Paris..............................      187        6.6          3,564(3)         233(3)   12/31/2001
Royal Dutch Petroleum, The Hague...................      519        0.5         40,191(3)       7,270(3)   12/31/2001
RWE AG, Essen......................................      931        6.9         11,129            804      12/31/2001
Schering AG, Berlin................................      978       12.0          2,571            428      12/31/2001
Siemens AG, Munich.................................    1,053        2.9         24,062          2,626       9/30/2001
Total Fina Elf S. A., Paris........................      767        1.3         35,397(3)       7,658(3)   12/31/2001
Unicredito Italiano S. p. A., Milan................    1,181        4.9         12,378(3)       1,454(3)   12/31/2001
Worms et Cie, Paris................................      250       13.4          2,429(3)         233(3)   12/31/2001

------------

(1) Market value > = E100 mn and percentage of shares owned > = 5%, or market value > = E500 mn, without trading portfolio of banking business.

(2) Including shares held by dependent subsidiaries (incl. consolidated investment funds).

(3) Source: IDS GmbH.

OTHER INTERESTS

     Associated or other non-consolidated asset management companies hold the following shareholdings in the listed companies shown below.

                                                                                   INTEREST OF THE ALLIANZ GROUP IN
                                                   EQUITY INVESTMENTS                    THE ASSET MANAGEMENT
                                           HELD BY ASSET MANAGEMENT COMPANIES                  COMPANIES
                                          -------------------------------------    ---------------------------------
                                                                                                  BALANCE
                                          MARKET VALUE    OWNED    GROUP EQUITY    NET PROFIT    SHEET DATE    OWNED
                                          ------------    -----    ------------    ----------    ----------    -----
                                              E MN          %          E MN           E MN                       %
Deutsche Lufthansa AG, Cologne........        337         10.0        3,528          - 605       12/31/2001       50
MAN AG, Munich........................        463         24.2        2,862            151       12/31/2001       50

DISCLOSURE OF EQUITY INVESTMENTS

     Information is filed separately with the Commercial Register in Munich (HRB
7158) and published on our website together with the documentation for the Annual General Meeting.

                          INDEPENDENT AUDITORS' REPORT

     We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Allianz Aktiengesellschaft, Munich, for the business year from January 1 to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW, Institute of Independent Auditors), and in supplementary compliance with auditing standards generally accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and the evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards (IFRS).

     Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion, on the whole, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2002, satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 5, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

Gottfried Wohlmannstetter
Independent Auditor
Dr. Frank Ellenburger
Independent Auditor

                      (This page intentionally left blank)

                           ALLIANZ AKTIENGESELLSCHAFT

                           FINANCIAL STATEMENTS 2002

                  ALLIANZ AKTIENGESELLSCHAFT MANAGEMENT REPORT

                                  REINSURANCE

     In addition to acting as the Group's management holding, Allianz AG also operates as a reinsurer. Most of its premium income derives from Allianz subsidiaries and affiliates.

     GROSS PREMIUM INCOME in fiscal 2002 fell by 1.6 percent to 5.6 (previous year: 5.7) billion euros, mainly for two reasons:

     -- On the one hand, Group-internal reinsurance for new business with International Corporate Clients was, since January 1, 2002, no longer underwritten by Allianz AG but by Allianz Global Risks Ruckversicherungs-AG (AGR). This transfer reduced gross premium income by approximately 450 million euros and mainly concerned the industrial reinsurance lines fire, liability, marine, engineering and business interruption.

     -- On the other hand, we converted additional contracts from proportional to non-proportional coverage concepts. While this decision reduced premium income in 2002, it should substantially improve our earnings performance in the years to come.

     In absolute terms, revenues of Allianz AG were therefore lower. But premium income in the remaining reinsurance business increased substantially in some areas because immediately after the World Trade Center attack in 2001, we adjusted rates and conditions to the more difficult market situation. In addition, some of our non-German subsidiaries increased the share of their portfolios reinsured by Allianz AG. The premium income of the remaining business lines also grew as a result of the higher revenues of some of our direct insurance clients.

     As a consequence of the higher retentions, net premium income increased by
9.7 percent to 3.9 (3.5) billion euros. The proportion of total premium income contributed by companies outside Germany remained practically the same as in the previous year and came to 25.7 (26.1) percent.

     As expected, the UNDERWRITING RESULT (before allocations to the claims equalization reserve) improved substantially, which reduced our loss to 71.5 (737.5) million euros. The exceptionally high deficit in the previous year was attributable to the financial aftermath of the terrorist attack on the World Trade Center (497 million euros). But even though this event, which produced the biggest insurance loss in history, did not impact the year under review, we were unable to reach a positive underwriting result. This is mainly due to a number of severe natural catastrophes: storm and hail in Germany in the spring, the flooding disaster in central Europe in the summer, hurricane Isidore over Mexico in September and windstorm Jeanett in western Europe in October.

     Despite these disasters, the CLAIMS RATIO for own account (excluding redemptions and premium refunds) fell to 72.2 (87.4) percent. The EXPENSE RATIO was 26.3 (27.3) percent. It is primarily determined by reinsurance commissions.

     Clearly better results in the most important reinsurance lines increased the claims equalization reserve by 159.8 million euros (after withdrawals of 93.0 billion euros in the previous year). After allocations to the claims equalization reserve, the UNDERWRITING LOSS decreased to 231.3 (644.6) million euros.

GROSS PREMIUMS WRITTEN AND RESULTS BY INSURANCE LINE IN 2002

                                                              GROSS PREMIUMS      NET UNDERWRITING
                                                                  WRITTEN              RESULT
                                                             -----------------    -----------------
                                                              2002      CHANGE     2002      CHANGE
                                                             -------    ------    -------    ------
                                                              E MN       IN %      E MN       IN %
Automobile...............................................    1,366.4      4.2     - 109.8    - 12.2
Fire.....................................................      627.1    - 16.1     - 50.0     405.2
Liability................................................      501.6    - 6.2        40.4      67.3
Personal accident........................................      465.6     11.4         5.0    - 41.6
Engineering..............................................      285.9    - 10.2     - 19.3       3.3
Homeowners...............................................      140.9      4.2      - 14.5    - 19.5
Household effects........................................      125.0     29.6         2.8     - 3.6
Business interruption....................................       39.2    - 33.0      - 4.1       7.6
Marine...................................................      175.6    - 3.8       - 8.7       4.8
Legal expenses...........................................      128.7    - 2.2       - 1.3       5.1
Life.....................................................      850.5    - 4.6       - 2.2    - 35.2
Health...................................................      111.7    - 32.7      - 1.6      11.4
Other....................................................      781.8     11.9      - 68.0      20.7
                                                             -------    ------    -------    ------
TOTAL....................................................    5,600.0    - 1.6     - 231.3     413.3
                                                             =======    ======    =======    ======

     "Other" reinsurance lines include:

     -- emergency assistance,

     -- burglary, theft and robbery,

     -- omnium (comprehensive cover for goods during the manufacturing process),

     -- extended coverage,

     -- glass,

     -- hail,

     -- credit and bond,

     -- water damage,

     -- aviation,

     -- aircraft and spacecraft liability,

     -- storm,

     -- animal (livestock),

     -- other property and casualty business.

     The following report provides an overview of the specific developments affecting the various reinsurance lines.

     Premium income from AUTOMOBILE REINSURANCE increased 4.2 percent to 1,366 (1,311) million euros. The growth is mainly attributable to reinsurance premiums from Germany and several east European countries. After allocation of 47.2 (20.2) million euros to the claims equalization reserve, a loss of 109.8 (97.6) million euros was reported.

     In FIRE REINSURANCE, premium income fell 16.1 percent to 627.1 (747.2) million euros, mainly because of the transfer of portfolios to AGR. In part, these transfers were compensated by premium growth in France, Italy and the Asia-Pacific region. Another contributing factor were rate increases by direct insurers to compensate for higher loss expenses. After this reinsurance line had been hit particularly hard by the terrorist attack in New York in the previous year, the claims ratio now dropped from 198.7 percent to 59.7 percent, which also improved earnings. Before allocation to the claims equalization reserve, fire reinsurance posted earnings of 60.2 million euros, following a loss of
477.0 million euros in the previous year. After allocation to the claims equalization reserve, the loss decreased to 50.0 (455.2) million euros.

     The above-mentioned transfer of portfolios to AGR also reduced premium income in LIABILITY REINSURANCE to 501.6 (534.6) million euros. After allocation to the claims equalization reserve, this reinsurance line posted earnings of
40.4 million euros, after a loss of 26.9 million euros in the previous year. This recovery was favored by a small number of major losses and the improved earnings situation of the direct insurers. A reinsurance contract with Fireman's Fund Insurance Company provides for the cession of the asbestos and environmental claims reserve for a portfolio entry premium in the amount of 1.3 billion U.S. dollars. In return, Allianz AG provides reinsurance coverage up to a maximum of 2.16 billion U.S. dollars. The reserve is calculated on the basis of two reports by independent experts. These confirm a survival ratio of 13 years, i.e. sufficient funds are reserved over this period to cover claims arising from these risks. The survival ratio was determined on the basis of claims already settled, which were adjusted for extraordinary effects in connection with environmental exposure. This transaction does not affect earnings.

     Premium income from PERSONAL ACCIDENT REINSURANCE increased to 465.6 (418.0) million euros. After allocation to the claims equalization reserve, earnings fell to 5.0 (46.6) million euros. On the one hand, this is due to lower direct insurance results, particularly in Germany. On the other hand, growing revenues and a favorable loss situation over several years necessitated an increase of the claims equalization reserve by 8.1 million euros (after withdrawals of 18.7 million euros in the previous year).

     REINSURANCE OF ENGINEERING business was also affected by the portfolio transfers described above. Premium income decreased to 285.9 (318.3) million euros. In Germany, this reinsurance line was heavily impacted by the flood catastrophe in August. As a result, the loss (after allocation to the claims equalization reserve) decreased only slightly to 19.3 (22.6) million euros.

     Premium income from HOMEOWNERS' REINSURANCE and HOUSEHOLD EFFECTS REINSURANCE increased to 265.9 (231.7) million euros. These reinsurance lines were particularly hard-hit by the flood catastrophe in central Europe in the summer of 2002. Even after withdrawing 30.3 (12.8) million euros from the claims equalization reserve, they posted a loss of 11.7 million euros, following earnings of 11.3 million euros in 2001.

     The decrease of premium income in BUSINESS INTERRUPTION REINSURANCE to 39.2 (58.5) million euros is explained by the transfer of portfolios to AGR. Earnings were boosted by the improved claims ratio. But after allocation to the claims equalization reserve, this reinsurance line still posted a loss of 4.1 (11.7) million euros.

     Revenues from MARINE REINSURANCE came to 175.6 (182.6) million euros. The loss after allocation to the claims equalization reserve decreased to 8.7 (13.5) million euros, which is primarily attributable to the improved claims ratio of
74.6 (75.1) percent.

     Premium income from LEGAL EXPENSES REINSURANCE fell to 128.7 (131.6) million euros. The substantial drop in earnings of this reinsurance line is attributable to the poor performance of the direct insurance business in Germany, which dominates this portfolio. Compared to the previous year, the claims equalization required lower allocations in the year under review (1.4 vs.
11.7 million euros), which reduced the loss after allocation to the claims equalization to 1.3 (6.4) million euros.

     Premium income from LIFE REINSURANCE fell to 850.5 (891.7) million euros. The loss of revenue is a result of the agreement between Munich Re and Allianz AG to disengage from their jointly held participations. This eliminated a large part of the premiums ceded by direct insurers of Munich Re Group. Higher premium income form reinsurance contracts with Group companies only made up for two thirds of this reduction. Earnings declined sharply. This was, on the one hand, attributable to an exceptionally high number of major losses, mainly in the U.S. and in Germany. On the other hand, earnings were impacted by premium adjustments related to earlier years. These special effects produced a loss of 2.2 million euros, after earnings of 33.0 million euros in the previous year.

     The disengagement from Munich Re also resulted in substantially lower premium income from HEALTH REINSURANCE, which fell from 166.0 to 111.7 million euros. The drop in revenues would have been substantially higher had it not been for the fact that Allianz Private Krankenversicherungs-AG (formerly Vereinte Krankenversicherung AG) increased its reinsurance share.

Earnings improved substantially to -1.6 (-13.0) million euros. In the previous year, an exceptionally high health reinsurance loss in the U.S. had caused a sharp drop in earnings.

     Premium income from OTHER REINSURANCE LINES increased to 781.8 (698.8) million euros. With 155.7 (120.5) million euros, credit reinsurance contributed the biggest share of revenue. Premium income form extended coverage reinsurance dropped to 87.0 (133.2) million euros after parts of the portfolio were transferred to AGR. Other property and casualty reinsurance generated premiums in the amount of 444.4 (369.0) million euros. After allocation to the claims equalization reserve, other reinsurance lines reported a loss of 68.0 (88.7) million euros. This was mainly attributable to the deficit in credit reinsurance, which, as a result of the difficult economic situation, posted a loss of 39.1 (14.1) million euros.

     Premium income of the Singapore branch office opened in 1998 amounted to
256.7 million euros in fiscal 2002.

                                  INVESTMENTS

     The BOOK VALUE OF THE INVESTMENTS of Allianz AG increased by 22.4 percent to 74.0 (60.5) billion euros.

     After sales to other Group companies, REAL ESTATE HOLDINGS decreased to
91.6 (273.5) million euros.

     The net book value of INVESTMENTS IN AFFILIATED AND ASSOCIATED COMPANIES increased to 61.2 (45.0) billion euros.

     The most important transactions were the following:

     -- we acquired the Dresdner Bank shares that were still outstanding.
        Together with the squeeze-out of the remaining minority shareholders, this transaction amounted to 11.8 billion euros.

     -- from Munich Re, we acquired an additional 40.5 percent interest in Allianz Lebensversicherungs-AG through
        Jota-Vermogensverwaltungsgesellschaft mbH. This transaction was valued at 2.5 billion euros.

     -- we increased the capital of several subsidiaries, among them the holding
        Allianz of America, which required 2.6 billion euros.

     OTHER INVESTMENTS decreased to 3.1 (5.4) billion euros, mainly for two reasons: first, Group-internal restructurings reduced our equity and investment fund unit portfolios to 0.6 (2.1) billion euros. Second, we decreased our bank deposits to 1.4 (2.1) billion euros. Our fixed-interest securities portfolio remained practically unchanged at 1.1 (1.2) billion euros.

     The market value of real estate holdings, dividend-bearing securities (investments in affiliated and associated enterprises, stock and investment fund units) and bearer bonds amounted to 70.8 (84.9) billion euros on December 31, 2002. The corresponding balance sheet value was 58.4 (44.9) billion euros. Realized gains and falling stock prices caused the valuation reserves for these investments to drop by 27.6 billion euros.

     FUNDS HELD BY OTHERS under reinsurance business assumed decreased to 9.6 (9.8) billion euros.

     INVESTMENT INCOME soared from 3,674.2 million euros in the previous year to 11,797.4 million euros in 2002. This increase was due to the following developments:

     -- realized gains from investments increased sharply to 8,472.1 (1,228.9) million euros. Of this amount, 6,904.6 million euros were attributable to investments in affiliated and associated enterprises, 1,035.4 million euros to stock and investment fund units and 512.4 million euros to real estate.

     -- income from profit transfers soared to 1,392.0 (283.8) million euros, mainly due to gains realized by our subsidiaries. These increased the profit transfers from Allianz Versicherungs-AG to 1,372.8 (283.8) million euros.

     -- investments in other enterprises contributed 884.5 (857.0) million euros to investment income.

     -- however, income from other investments fell to 959.2 (1,135.3) million euros.

     REALIZED INVESTMENT LOSSES came to a total of 341.3 (27.2) million euros. Of this amount, 289 (18) million euros were attributable to stock, investment fund units and other variable income securities, 48 (9) million euros to investments in affiliated enterprise and 4 (0) million euros to other loans.

     DEPRECIATION AND WRITE-DOWNS went up sharply to 5,254.7 (159.4) million euros. Of this total, 5,000.4 million euros are attributable to write-downs by Allianz Finanzbeteiligungs-GmbH. This step was necessitated by the impairment of equity positions held by Dresdner Bank.

     Overall NET INCOME FROM INVESTMENTS rose to 3,826.1 (2,175.0) million euros. This amount is the net result after:

     -- deduction of investment management expenses amounting to 238.6 (210.5) million euros,

     -- an increase of interest expenses to 1,296.8 (847.8) million euros, mainly as a result of new bond and loan issues in order to finance the acquisition of Dresdner Bank and

     -- loss transfers in the amount of 656.9 (219.2) million euros. The biggest loss transfers originated from Allianz Global Risks Ruckversicherungs-AG (409 million euros), ADVANCE Holding AG (157.3 million euros) and Orpheus GmbH (80.0 million euros).

     Of this net income, 445.3 (563.8) million euros were credited to the underwriting account as allocated interest return.

                                 TOTAL EARNINGS

     The balance of other non-underwriting income and expenses came to - 1,029.8 (- 540.3) million euros. This includes write-downs on own equities in the amount of 1,052 million euros, which were based on the share price at balance sheet date in application of the strict lower of cost or market principle.

     Overall, non-underwriting activities generated earnings of 2,351.1 (1,071.0) million euros. Offset against the underwriting loss of 231.3 (644.6) million euros, earnings before taxes came to 2,119.8 (426.4) million euros. Taxes for fiscal 2002 produced income of 210.2 (119.1) million euros.

     Overall net income for the year amounted to 2,330.0 (545.5) million euros. Of this amount, 1,165.0 (136.5) million euros were transferred to the reserve for other appropriated retained earnings, leaving 1,165.0 (410.0) million euros in unappropriated net income. At the Annual General Meeting to be held on April 29, 2003, shareholders will be asked to approve an additional appropriation of
791.1 (48.2) million euros from net income to retained earnings. The dividend to be paid on each share qualifying for dividends is to remain unchanged at 1.50 euros.

                                RISK MANAGEMENT

     As providers of financial services, we consider risk management one of our core competencies. As a result, risk management is an integrated part of our controlling process, which involves identifying, measuring, aggregating and managing risks. This process is used to determine how capital is allocated to the Group's various divisions.

RESPONSIBILITIES

     In our business, successful management essentially means controlling risks in order to increase the value of the Allianz Group. This is done through risk-adequate allocation of capital resources and activities required to achieve sustainable growth. As a result, the Board of Management formulates the business objectives of the Allianz Group on the basis of return and risk criteria. These objectives are implemented by the Allianz Group Center and the local operational units. Our risk-control strategy involves assignment of responsibility for risk management to local entities, which operate within the legal frameworks applicable for their respective locations.

     This decentralized approach is complemented by centralized responsibility. This is necessary because we need to deal with an accumulation of global risks which can considerably increase potential risk exposure. As a result, central controls are essential. The responsibility for central control lies with Group Risk Controlling, a unit that was expanded in 2002. Central control now also includes the banking business.

     Group Controlling assesses the Allianz Group's risk exposure on the basis of local and global risks. The results of these analyses are then submitted to senior management. At the same time, Group Controlling ensures that the processes are transparent and comprehensive. Risk management activities are supervised by both internal and external auditors.

RISK CATEGORIES

     Total risk exposure of the Allianz Group is subdivided into individual risk categories:

     Actuarial risks These risks are based on the technicalities of the insurance business: we have to guarantee future payment commitments, and the volume of such payments must be calculated in advance. Different actuarial risks exist in the various insurance lines.

     In PROPERTY AND CASUALTY INSURANCE, actuarial risks arise from an unexpected variance:

     -- the volume of losses exceeds premiums fixed in advance (PREMIUM RISK), or

     -- the payout for claims made is higher than the corresponding provisions
        (RESERVE RISK).

     In LIFE INSURANCE, actuarial risks arise because we are committed to making guaranteed long-term payments in return for a fixed insurance premium calculated in advance even though the biometric data of the population may change over time (e.g., longer life expectancy as a result of medical progress).

     Credit and counterparty risks These risks involve potential losses that may result from the default of a business partner. "Default" means the inability or refusal of a counterparty, an issuer or another contracting party to meet contractual obligations. Credit risk also includes the risk of a deterioration of a business partner's creditworthiness. It thus includes:

     -- CREDIT RISKS from the lending business and credit insurance;

     -- COUNTERPARTY RISKS from trading activities;

     -- COUNTRY RISKS in connection with cross-border transactions and the local business of foreign units.

     Counterparty risks These risks relate from trading activities primarily to derivatives and especially OTC transactions. In the insurance business, these risks stem from the possibility that receivables may remain unpaid, in particular those due from reinsurers.

     Market risks These risks result from portfolio valuation fluctuations due to changes in share prices, interest rates or exchange rates. Also risk relevant are changes observed in the variation behavior (volatility) of an asset price, for example.

     In the banking business, the volatility risk especially concerns trading activities, which are shown in the institution's trading portfolio. Unlike the latter, the non-trading portfolio, which contains customer business and strategic investments, is exposed to long-term factors. In this case, the market risk is essentially the INTEREST RATE RISK resulting from granting long-term fixed-rate loans, which are funded in part by short-term deposits. In addition, loans and deposits in foreign currencies are exposed to CURRENCY RISKS.

     Investment risks These risks primarily include in the insurance business all counterparty and market risks. There is a direct link between investments and obligations to our customers. Certain insurance lines are exposed to an INTEREST GUARANTEE RISK. Life insurance, for example, must generate the guaranteed interest payment agreed upon.

     Liquidity risks These risks can materialize under various circumstances, for example:

     -- if present or future payment obligations cannot be met in full or as of the due date, or

     -- if refinancing capital can only be raised at higher rates (REFINANCING
        RISK) in the case of a liquidity crisis or if assets can only be liquidated below current market prices (MARKET LIQUIDITY RISK).

     Health insurance risks Health insurance risks are treated either as property and casualty insurance risks or as life and health insurance risks, depending on the segment to which the health insurance is assigned in the given market.

MANAGEMENT OF THE ALLIANZ GROUP THROUGH RISK CAPITAL

     We control our activities through our respective local companies. Economic Value Added (EVA) and risk capital are the most important parameters used in the context of our risk-based controlling process.

     Risk capital is required to cover unexpected losses. The amount of risk capital is calculated by using internal models. These models are based on generally accepted quantification methods, which are used for purposes of Group-internal risk management as well.

     In the insurance business, we calculate risk capital for premium, reserve, investment and credit risks. Within these risk categories, we distinguish between the following types of risks:

     -- actuarial risks. In property and casualty insurance these include the premium and reserve risks for the various insurance lines. Reinsurance is considered separately. In the case of life insurance, we calculate the insurance provisions required.

     -- investment risks, which include market and counterparty risks. The market risks are subdivided according to dividend-bearing instruments, interest-bearing instruments and real estate. The credit and counterparty risk as part of investment risks is assessed on the basis of the debtor's creditworthiness or rating class.

     -- credit and counterparty risks in connection with receivables in the insurance business. This risk is mainly assessed on the basis of the financial strength or the rating class of our reinsurance partners.

     In 2002, we launched a comprehensive project which substantially improved internal risk analysis in the insurance business. Our new tools enable us to systematically evaluate internal data by means of models based on the theory of probability. This process takes into account the special characteristics of our local units as well as the specific nature of their risks. It also takes into account portfolio effects. In the current year, we intend to further stabilize the results of this large-scale project. By 2004, we expect to be able to convert our value-oriented controlling to risk capital that was calculated with the help of this model. At present, we are using risk capital models provided by the Standard & Poor's rating agency.

RISK CONTROLLING IN THE INSURANCE BUSINESS

     To control risks in the insurance business, we focus on premium risks, reserve risks, credit and counterparty risks and investment risks.

     Premium risks Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for concluding insurance contracts and assuming insurance risks. In the case of life insurance, we essentially concentrate on biometric risks -- e.g., life expectancy, disability, illness and long-term care requirements. We also focus on risks that could arise from future policy cancellations.

     Risk management also includes participation in scientific and technical loss prevention. We regularly carry out technical studies for the manufacturing and automobile industries, for example. The sole purpose of these studies is to reduce the probability of claims and keep losses to a minimum.

     Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences are far more extensive when, for example, entire regions are devastated. We make use of special modeling techniques to control such risks. They involve the collection of data on earthquakes and weather patterns, which are used to simulate natural disaster scenarios and estimate the potential for damage.

     Reserve risks We have to constitute provisions for insurance claims that have been submitted but not yet settled. The amount is estimated on the basis of past experience and on the use of statistical methods. We also limit risks by constantly monitoring the development of these provisions and use the information we obtain to make forecasts. In the area of life insurance, reserves are calculated by using actuarial methods. In addition to other criteria, these calculations take into account the biometric data of the populations insured by using, for example, national mortality tables.

     Credit and counterparty risks To limit its liability from insurance business the Group cedes part of the risks it assumes to the international reinsurance market when necessary. When selecting our reinsurance partners, we consider only companies that offer excellent security. Our Group companies use comprehensive rating information for the active management of credit risks. This information is either in the public domain or gathered through internal investigations.

     Investment risks Investments are an integral part of insurance coverage. They ensure our ability to meet the payment commitments we make in our insurance contracts. The tight link between insurance obligations and investment of the capital related to these obligations is investigated by using specific models. This also enables us to manage risks arising from interest guarantees provided to our customers.

     We monitor market risks by means of sensitivity analyses and stress testing. Exchange rate fluctuations represent a risk that can essentially be disregarded because our insurance commitments are to a very large extent backed by funds in the same currency.

     We limit credit risks by setting high requirements on the creditworthiness of our debtors and by spreading the risk. We consolidate our exposure according to debtors and across all investment categories, and we use limit lists to monitor exposure.

     In individual cases, we use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates. The end users of these derivatives are Allianz Group companies. Our internal investment and monitoring rules are considerably stricter than the regulations imposed by supervisory authorities.

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures:

     -- credit risks are assessed by calculating replacement values.

     -- market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specifying stop-loss limits.

     We limit liquidity risks by reconciling our investment portfolio with our insurance commitments. In addition, we plan our cash flow from ordinary activities.

     Asset structure and diversification are other elements in our management of investment risk.

     Organizational risk controlling In terms of organization, we limit our investment risks through a clear separation of management and controlling functions. Within the Allianz Group, risk management is implemented in cooperation with the local units in a top-down bottom-up process. The Allianz Finance Committee, which is made up of members of the Allianz Board of Management, delegates far-reaching decision-making authority to the regional Finance Committees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local units.

RISK CONTROLLING IN THE BANKING BUSINESS

     In this business segment, the following types of risks are controlled: credit and counterparty risks including counterparty risks from trading activities, country risks, market risks in the trading and investment portfolios, and liquidity risks.

     Credit and counterparty risks These risks are directly linked to granting credits in the banking business. The bank controls these risks through guidelines and credit risk committees. The ratings of our customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. This process involves analyzing and weighting the various creditworthiness characteristics of the customers and presenting the results in the form of rating scales. The forecasting quality, up-to-dateness and portfolio coverage of the rating methods used are controlled by periodic sampling and regular reports.

     In the past year, Dresdner Bank increased the number of rating classes from 8 to 16. The first six classes correspond to "investment grade," classes VII to XIV signify "non investment grade." Rating classes XV and XVI are default classes according to the Basel II Definition. At the end of fiscal 2002, about 70 percent of all counterparty risks in the trading and banking portfolios of Dresdner Bank fell into rating classes I to VI.

     Counterparty risks are now centrally controlled by Dresdner Bank's Risk Management and Control Committee, which is headed by the Chief Risk Officer of Dresdner Bank. The newly created body issues the appropriate guidelines and standards for the risk strategy and risk control of the Dresdner Bank Group and ensures compliance. In addition, the committee decides on essential projects involving a credit risk. In this context, the Risk Management and Control Committee oversees the coordination between the risk management of the company's divisions and the Corporate Center Risk Control Unit. This is done in close cooperation with Allianz AG's Group Risk Controlling (Allianz Group Center). In addition, the committee is responsible for the monthly audit of the overall portfolio. This audit, which is performed in cooperation with the divisions, is controlled by Risk Controlling. Its purpose is to monitor credit risks on a continuing basis and to make sure that the management's credit risk strategy is adhered to.

     In the past year, Dresdner Bank set up the Institutional Restructuring Unit
(IRU) at Dresdner Bank. The task of this unit is to unwind non-strategic obligations of Dresdner Bank that are exposed to a high risk, thus liberating risk capital. This process primarily concerns lines of credit in North and South America, in Germany and in the areas of private equity and commercial real estate.

     Counterparty risk from trading activities: in the credit-sensitive trading business with OTC derivatives, the selection of counterparties plays a decisive role. The selection process is aimed at counterparties with top-quality credit ratings. In the derivatives portfolios of Dresdner Bank, 95 percent of the positive replacement values, which are essential for assessing counterparty risk, involve counterparties in risk classes I to VI described above and are thus of "investment grade." To reduce the counterparty risk from trading activities, so-called cross-product netting master agreements with the business partners are set up. In the case of a defaulting counterparty, netting makes it possible to offset any claims and liabilities not yet due.

     Country risks We control these risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups.

     At the end 2002, Dresdner Bank's country risk provisions totaled 367 million euros.

     Market risks Dresdner Bank uses a proprietary value-at-risk model that takes into account all aspects of general and specific risks. Value-at-risk is defined as the potential loss which may occur during a specific period of time and with a given confidence level. In 1998, the German Federal Supervisory Authority for Financial Service Providers (BAFin) first approved Dresdner Bank's value-at-risk model for purposes of reporting in accordance with Principle I of the German Banking Act. It also approved the improvements made in 2001 and 2002. The value-at-risk data used to calculate capital adequacy requirements for regulatory purposes must take into account potential market movements within a confidence level of 99 percent, based on an assumed holding period of 10 trading days.

     Market risks in the trading portfolio: the risks from Dresdner Bank's trading activities decreased in comparison to the previous year. This is mainly attributable to reduced holdings of interest-bearing instruments.

     The value-at-risk for interest rate risk in the banking portfolio of Dresdner Bank Group decreased 67 percent to 31.9 million euros at the end of the year. This indicator also takes into account portfolio effects. The reduction is mainly due to the deconsolidation of Deutsche Hyp.

     Currency risks at Dresdner Bank are limited by applying the following principle: all loans and deposits in foreign currencies are re-financed or reinvested in the same currency with matching maturities.

     Liquidity risks As part of a Group liquidity policy, Treasury and Risk Control establishes principles for liquidity management. This policy meets both regulatory requirements and internal standards. The liquidity risk limits include a reporting process for limit breaches and provisions for emergency planning.

     Liquidity risk measurement is based on the liquidity management system. This system models the maturities of all cash flows and draws up a scenario-based liquidity balance sheet, taking into account available prime-rated securities.

     Organizational risk controlling At the organizational level, risk management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by the Board of Management.

RISK CONTROL IN ASSET MANAGEMENT

     Risk control in asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center ensures that Group-wide standards for asset management are applied at the local level. The individual asset management companies continually monitor the portfolio risks of the customer assets they manage by using analytical tools specifically adapted to the risk profile of the product concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Group level.

OPERATIONAL RISKS

     OPERATIONAL RISKS are risks caused by inadequacies or faults in business processes or controls. These may be related to technical problems or employees, operational structures or external influences. We intend to minimize such risks by installing a comprehensive system of internal controls and security systems in each operating unit. Operational risks are limited by a wide range of technical and organizational measures such as redundant hardware configurations, communications equipment and systems, back-up computing facilities, and data backups to maintain IT capability in emergencies. In addition, procedures are in place for safeguarding the confidentiality and integrity of stored data and information. For this purpose, high-performance firewall systems were introduced to protect the IT network against external interference along with complex access authorization procedures, supervision and control processes. The principle of dual control is adhered to in the case of operating procedures. The purpose of these measures is to ensure and document an adequate standard for Group-internal processes.

     LEGAL RISKS result from contractual agreements or legal frameworks. They include risks from the adoption of new statutory regulations, disadvantageous amendments to existing legislation or regulations or prejudicial changes in their interpretation. Legal risks also take into account the possibility that contractual agreements may not be enforceable through legal action or court proceedings. The limitation of legal risks is an important task of the Group's Legal Department. This is done, for example, by using internationally recognized standard documentation and, if necessary, by obtaining legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction. In addition, the Group's Legal Department assists Group companies in matters pertaining to business transactions and contractual negotiations to ensure compliance with minimum standards. It also supports the management and supervisory bodies of Allianz in meeting their statutory obligations.

OUTLOOK

     At the beginning of 2003, we set up a Risk Committee for the Allianz Group. It is composed of members of the Board of Management of Allianz AG and chaired by our Chief Risk Officer. The purpose of this committee is to make early warning indicators from our risk analyses available to the entire Group even more quickly than has been the case in the past. This will establish closer ties between local responsibilities and central risk controlling.

     In addition, we intend to strengthen our operating risk management in 2003. Data on internal losses attributable to operating risks will be compiled and analyzed. If the insights gained from this process are sufficiently stable, the data will also be integrated into our risk capital computation model so that the corresponding risks can be backed with capital.

     Additional improvements will result from the closer implication of local risk management in the group-wide transfer of know-how, another project for the current fiscal year. In this context, we will concentrate our efforts on Asset-Liabilities Management and Natural Catastrophes.

     Dresdner Bank is continually refining its system for the assessment of creditworthiness in the lending and trading business, as well as its authorization, supervision and control processes. These measures are based on the future Basel Capital Accord (Basel II), which is currently being revised. The new accord provides for a fundamental reform of regulatory capital requirements for credit risks and, for the first time, includes operating risks. The objective is to bring statutory minimum equity capital requirements in line with actual risks. Basel II also provides for different calculation options for credit risks and operational risks, whereby different levels of security are permitted within a given risk class. In either case, Dresdner Bank intends to implement the approach with the most stringent requirements. For credit risks, this is the Internal Rating Based Advanced Approach and for operational risks the Advanced Measurement Approach.

RISK MONITORING BY THIRD PARTIES

     Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities specify the minimum precautions that must be taken in individual countries and at the international level. Rating agencies determine the relationship between the required risk capital of a company and the available safeguards. In their evaluation of capital resources, the rating agencies include equity shown in the balance sheet, minority interests and other items representing additional securities in times of crisis. At the end of the year, this total was slightly below the level that corresponds to our current ratings. But the evaluation of creditworthiness and the corresponding assignment of rating classes is not determined by this assessment alone. In addition to capital resources, the rating process also takes into account elements such as, mainly, the strategic position of the company in individual business areas and markets as well as its medium-term business prospects.

                                    OUTLOOK

     As the Group's reinsurer, Allianz AG participates in the premium income and earnings performance of the Group's subsidiaries and affiliates. We are determined to continue the expansion of our reinsurance business in 2003 and expect higher reinsurance rates as well as contractual conditions that reflect actual claims developments. Premium income should continue to grow while our earnings performance will show further, and in some areas significant, improvements.

     However, there are two elements that slow the growth of premium income: on the one hand, our portfolios still contained a number of industrial insurance contracts in 2002, which will be eliminated in 2003. On the other hand, we will agree on higher retentions within the Group, which will result in lower reinsurance premiums. Additional conversions to non-proportional coverage concepts will further reduce revenues but at the same time make it possible to generate higher earnings. We assume that the lower premium income can be compensated for by higher reinsurance shares of Allianz AG in the direct insurance business and in new business.

     Our underwriting result should continue to improve in 2003, driven in part by the adjustment of rates and conditions. Investment income in 2003 will be lower than in the year under review. In 2002, it was determined by substantial realized gains for which the current situation of the stock market leaves little margin, even if the capital markets will not be shaken by renewed turmoil. This forecast is also made on the assumption that no extraordinary major losses or natural catastrophes will occur.

     These assessments are, as always, subject to the disclaimer provided below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

    Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

    The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

                   RECOMMENDATION FOR APPROPRIATION OF PROFIT

     The Board of Management and the Supervisory Board propose that the available unappropriated earnings of Allianz AG in the amount of 1,164,997,000.00 euros be appropriated as follows:

     -- Distribution of a dividend of 1.50 euros per eligible share

     -- Allocation of 791,088,059.50 euros to other appropriated retained earnings.

     The recommendation for appropriation of earnings takes into account own shares held directly or indirectly by the company, which in accordance with the German Stock Corporation Act (clause sec.71 b AktG) are not entitled to receive a dividend. Further purchases or sales of own shares during the period prior to the Annual General Meeting may increase or decrease the number of shares eligible for dividends. In this case, an amended proposal for the appropriation of profit based upon an unchanged dividend in the amount of 1.50 euros per eligible share will be submitted to the Annual General Meeting for ratification.

Munich, February 27, 2003
Allianz Aktiengesellschaft

The Board of Management

Dr. Schulte-Noelle                       Diekmann
Dr. Achleitner                           Bremkamp
Dr. Faber                                Dr. Fahrholz
Dr. Hagemann                             Dr. Muller
Dr. Perlet                               Dr. Rupprecht
Dr. Zedelius

                      (This page intentionally left blank)

                        BALANCE SHEET AS OF DECEMBER 31

                                                                NOTE       2002          2002          2001
                                                                ----    ----------    ----------    ----------
                                                                          E THOU        E THOU        E THOU
ASSETS
A. INTANGIBLE ASSETS........................................      1                        7,603           981
                                                                                      ----------    ----------
B. INVESTMENTS..............................................    1-5
    I.  REAL ESTATE.........................................                91,607                     273,514
    II.  INVESTMENTS IN AFFILIATED AND ASSOCIATED
        ENTERPRISES.........................................            61,208,132                  45,032,471
    III. OTHER INVESTMENTS..................................             3,128,738                   5,364,495
    IV. FUNDS HELD BY OTHERS UNDER REINSURANCE BUSINESS
        ASSUMED.............................................             9,596,065                   9,818,259
                                                                        ----------    ----------    ----------
                                                                                      74,024,542    60,488,739
                                                                                      ----------    ----------
C. RECEIVABLES
    I.  ACCOUNTS RECEIVABLE ON REINSURANCE BUSINESS.........               809,328                     967,523
        including
        from affiliated enterprises: 357,685 (386,524) E
        thou
        from other enterprises in which long-term equity
        investments are held(*): 266,054 (379,931) E thou
    II.  OTHER RECEIVABLES..................................             3,496,411                   2,437,590
        including
        from affiliated enterprises: 2,667,256 (571,452) E
        thou
        from other enterprises in which long-term equity
        investments are held(*): 1,935 (1,303) E thou
                                                                                      ----------    ----------
                                                                                       4,305,739     3,405,113
                                                                                      ----------    ----------
D. OTHER ASSETS
    I.  TANGIBLE FIXED ASSETS AND INVENTORIES...............                 3,049                       1,140
    II.  CASH WITH BANKS, CHECKS AND CASH ON HAND...........                40,820                      83,948
    III. OWN SHARES.........................................               566,378                     209,103
        mathematical 16,092 (2,012) E thou
    IV. MISCELLANEOUS ASSETS................................      6        153,614                     114,785
                                                                        ----------    ----------    ----------
                                                                                         763,861       408,976
                                                                                      ----------    ----------
E. PREPAID EXPENSES.........................................      7
    I.  ACCRUED INTEREST AND RENTS..........................                33,971                      36,509
    II.  OTHER PREPAID EXPENSES.............................               342,695                     419,270
                                                                        ----------    ----------    ----------
                                                                                         376,666       455,779
                                                                                      ----------    ----------

TOTAL ASSETS................................................                          79,478,411    64,759,588
                                                                                      ==========    ==========

------------

(*) Companies in which we hold an interest

                                                                      2002          2002          2002          2001
                                                                    ---------    ----------    ----------    ----------
                                                            NOTE     E THOU        E THOU        E THOU        E THOU
                                                            ----    ---------    ----------    ----------    ----------
EQUITY AND LIABILITIES
A. SHAREHOLDERS' EQUITY.................................      8
    I.  CAPITAL STOCK...................................                            682,408                     682,056
    II.  ADDITIONAL PAID-IN CAPITAL.....................                         14,102,335                  14,086,998
    III. APPROPRIATED RETAINED EARNINGS
       1. required by law...............................                1,229                                     1,229
       2. for own shares................................              566,378                                   209,103
       3. other.........................................            3,798,850                                 2,945,609
                                                                    ---------                                ----------
                                                                                  4,366,457                   3,155,941
    IV. UNAPPROPRIATED RETAINED EARNINGS................                          1,164,997                     410,000
                                                                                 ----------                  ----------
                                                                                               20,316,197    18,334,995
                                                                                               ----------    ----------
B. PARTICIPATION CERTIFICATES...........................      9                                   449,491       449,519
                                                                                               ==========    ==========
C. SUBORDINATED LIABILITIES.............................     10                                 3,574,587            --
                                                                                               ----------    ----------
D. SPECIAL UNTAXED RESERVE..............................     11                                     1,000        89,770
                                                                                               ----------    ----------
E. INSURANCE RESERVES
    I.  UNEARNED PREMIUMS
       1. Gross.........................................              864,090                                   961,641
       2. less: amounts ceded...........................              248,356                                   354,727
                                                                    ---------    ----------                  ----------
                                                                                    615,734                     606,914
    II.  AGGREGATE RESERVE
       1. Gross.........................................            8,876,539                                 9,232,728
       2. less: amounts ceded...........................              891,327                                 1,080,110
                                                                    ---------    ----------                  ----------
                                                                                  7,985,212                   8,152,618
    III. RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES
       1. Gross.........................................            9,003,610                                 7,981,514
       2. less: amounts ceded...........................            3,403,452                                 3,491,873
                                                                    ---------    ----------                  ----------
                                                                                  5,600,158                   4,489,641
    IV. RESERVE FOR NON-EXPERIENCE-RATED PREMIUM REFUNDS
       1. Gross.........................................              167,188                                   121,283
       2. less: amounts ceded...........................               57,048                                    57,455
                                                                    ---------    ----------                  ----------
                                                                                    110,140                      63,828
    V.  CLAIMS EQUALIZATION AND SIMILAR RESERVES........                            671,301                     511,495
    VI. OTHER INSURANCE RESERVES
       1. Gross.........................................               96,532                                   253,006
       2. less: amounts ceded...........................               15,381                                    25,252
                                                                    ---------    ----------                  ----------
                                                                                     81,151                     227,754
                                                                                 ----------                  ----------
                                                                                               15,063,696    14,052,250
                                                                                               ==========    ==========
F. OTHER ACCRUED LIABILITIES............................     12                                 3,639,784     2,932,591
                                                                                               ----------    ----------
G. FUNDS HELD UNDER REINSURANCE BUSINESS CEDED..........                                        1,123,022     1,288,025
H. OTHER LIABILITIES....................................     13
    I.  ACCOUNTS PAYABLE ON REINSURANCE BUSINESS........                            608,706                     666,591
       including
       to affiliated enterprises: 491,387 (544,905) E
         thou
       to other enterprises in which long-term equity
         investments are held(*): 6,239 (18,294) E thou
    II.  BONDS..........................................                            273,846                          --
    III. LIABILITIES TO BANKS...........................                          2,247,292                   3,079,220
    IV. MISCELLANEOUS LIABILITIES.......................                         32,180,657                  23,866,605
       including taxes of: 88,123 (19,614) E thou
       including 28,476,079 (20,956,470) E thou due to
         affiliated enterprises
       including 353,856 (44,098) E thou due to other
         enterprises in which long-term equity
         investments are held(*)
                                                                                               ----------    ----------
                                                                                               35,310,501    27,612,416
                                                                                               ----------    ----------
I. DEFERRED INCOME......................................                                              133            22
                                                                                               ----------    ----------
TOTAL EQUITY AND LIABILITIES............................                                       79,478,411    64,759,588
                                                                                               ==========    ==========

------------

(*) Companies in which we hold an interest

         INCOME STATEMENT FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31

                                                               NOTE       2002          2002          2002          2001
                                                               -----   -----------   -----------   -----------   -----------
                                                                         E THOU        E THOU        E THOU        E THOU
I.   UNDERWRITING ACCOUNT
      1.
          PREMIUMS EARNED -- NET
                                                                  14     5,600,038                                 5,689,769
          a) Gross premiums written..........................
                                                                       - 1,739,348                               - 2,169,349
          b) Premiums ceded..................................
                                                                       -----------   -----------                 -----------
                                                                                       3,860,690                   3,520,420
                                                                            58,779                                  - 47,742
          c) Change in unearned premiums -- gross............
                                                                          - 90,363                                    29,414
          d) Change in unearned premiums ceded...............
                                                                       -----------   -----------                 -----------
                                                                                        - 31,584                    - 18,328
                                                                                     -----------   -----------   -----------
                                                                                                     3,829,106     3,502,092
      2.                                                          15                                   394,925       501,654
          ALLOCATED INTEREST RETURN -- NET...................
      3.                                                                                                16,084        25,357
          OTHER UNDERWRITING INCOME -- NET...................
      4.
          LOSS AND LOSS ADJUSTMENT EXPENSES -- NET
          a) Claims paid:
                                                                       - 3,397,025                               - 4,163,062
             aa) Gross.......................................
                                                                         1,686,935                                 1,553,642
             bb) Amounts ceded in reinsurance................
                                                                       -----------   -----------                 -----------
                                                                                     - 1,710,090                 - 2,609,420
          b) Change in reserve for loss and loss adjustment
             expenses
                                                                       - 1,348,121                               - 1,438,462
             aa) Gross.......................................
                                                                            91,494                                   789,730
             bb) Amounts ceded in reinsurance................
                                                                       -----------   -----------                 -----------
                                                                                     - 1,256,627                   - 648,732
                                                                                     -----------   -----------   -----------
                                                                                                   - 2,966,717   - 3,258,152
      5.                                                          16                                 - 104,414     - 278,381
          CHANGE IN OTHER INSURANCE RESERVES -- NET..........
      6.                                                                                              - 21,141      - 29,348
          EXPENSES FOR NON-EXPERIENCE-RATED PREMIUM
          REFUNDS -- NET.....................................
      7.                                                          17                               - 1,089,892     - 936,826
          UNDERWRITING EXPENSES -- NET.......................
      8.                                                                                             - 129,424     - 263,998
          OTHER UNDERWRITING EXPENSES -- NET.................
                                                                                                   -----------   -----------
      9.                                                                                              - 71,473     - 737,602
          SUBTOTAL...........................................
     10.                                                                                             - 159,806        93,035
          CHANGE IN CLAIMS EQUALIZATION AND SIMILAR
            RESERVES.........................................
                                                                                                   -----------   -----------
     11.                                                                                             - 231,279     - 644,567
          UNDERWRITING RESULT -- NET.........................
                                                                                                   -----------   -----------

II.  NON-UNDERWRITING ACCOUNT
      1.                                                          18                  11,797,440                   3,674,159
          INVESTMENT INCOME..................................
      2.                                                       19-20                 - 7,971,309                 - 1,499,124
          INVESTMENT EXPENSES................................
                                                                                     -----------                 -----------
                                                                                       3,826,131                   2,175,035
      3.                                                                               - 445,268                   - 563,758
          ALLOCATED INTEREST RETURN..........................
                                                                                     -----------   -----------   -----------
                                                                                                     3,380,863     1,611,277
      4.                                                          21                     874,767                     314,067
          OTHER INCOME.......................................
      5.                                                          22                 - 1,904,564                   - 854,331
          OTHER EXPENSES.....................................
                                                                                     -----------   -----------   -----------
                                                                                                   - 1,029,797     - 540,264
                                                                                                   -----------   -----------
      6.                                                                                             2,351,066     1,071,013
          NON-UNDERWRITING RESULT............................
                                                                                                   -----------   -----------
      7.                                                                                             2,119,787       426,446
          EARNINGS FROM ORDINARY ACTIVITIES BEFORE
            TAXATION.........................................
      8.                                                          23     - 396,853                                  - 17,827
          INCOME TAXES.......................................
                                                                           622,001                                   138,619
          less amounts charged to other companies in the
          Group..............................................
                                                                       -----------   -----------                 -----------
                                                                                         225,148                     120,792
      9.                                                                  - 14,942                                   - 1,694
          OTHER TAXES........................................
                                                                                --                                        --
          less amounts charged to other companies in the
          Group..............................................
                                                                       -----------   -----------                 -----------
                                                                                        - 14,942                     - 1,694
                                                                                     -----------   -----------   -----------
                                                                                                       210,206       119,098
                                                                                                   -----------   -----------
     10.                                                          24                                 2,329,993       545,544
          NET INCOME.........................................
     11.                                                                                                    --           926
          BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR.........
     12.                                                                                           - 1,164,996     - 136,470
          ALLOCATION TO APPROPRIATED EARNINGS TO OTHER
          APPROPRIATED EARNINGS..............................
                                                                                                   -----------   -----------
     13.                                                                                             1,164,997       410,000
          UNAPPROPRIATED RETAINED EARNINGS...................
                                                                                                   ===========   ===========

                               LEGAL REGULATIONS

     The financial statements and Management Report have been prepared in accordance with the regulations contained in the German Commercial Code (HGB), the Corporation Law (AktG), the Law on the supervision of insurance enterprises
(VAG), and the Government Order on the External Accounting Requirements of Insurance Enterprises (RechVersV).

     The above-mentioned regulations for the company as a reinsurance company not only address the special contents of the financial statements and Management Report but also the extended deadlines for their preparation. All amounts in the financial statements are stated in and rounded out to euro thousands (E thou).

                 ACCOUNTING, VALUATION AND CALCULATION METHODS

REQUIREMENT TO RESTATE ORIGINAL VALUES, REVALUATIONS AND SPECIAL UNTAXED RESERVE

     The requirement to restate original values was applied for the first time in fiscal year 1999. This requirement involves amounts being written up on assets, which have been written down to a lower market value in previous years, if a higher market value is attributed to them on the balance sheet date. Assets were written up either to the amount of the amortized cost or to a lower market value or stock-market value. They were reported as income. The special tax-allowable reserve that was set up in fiscal 1999 from write-ups of assets was completely reversed in the current fiscal year.

REAL ESTATE (I.E. REAL PROPERTY AND EQUIVALENT RIGHTS AND BUILDINGS INCLUDING BUILDINGS ON LEASED LAND)

is recorded at cost less accumulated depreciation. Depreciation has been calculated at the highest rates allowable for tax purposes using the straight-line or declining balance methods.

INVESTMENTS IN AFFILIATED AND ASSOCIATED ENTERPRISES AND OTHER LONG-TERM EQUITY INVESTMENTS

are recorded at cost and written down to fair market value in accordance with the German Commercial Code (clause sec. 253 (2, iii) HGB).

STOCKS, INVESTMENT FUND UNITS, BEARER BONDS AND OTHER FIXED AND VARIABLE INCOME SECURITIES, MISCELLANEOUS INVESTMENTS AND TREASURY SHARES

are valued at whichever is lower, the acquisition cost or fair market value on the balance sheet date in accordance with the German Commercial Code (clause sec. 341 b (2) in conjunction with clause sec. 253 (1) and (3) HGB). An average cost has been established where securities of the same kind were purchased at different cost.

INVESTMENT FUND UNITS

are valued at the acquisition cost in accordance with the valid regulations for fixed assets as defined in the German Commercial Code (clause sec. 341 b (2)
HGB). Assets are only written down if diminution in value is permanent.

TANGIBLE AND INTANGIBLE FIXED ASSETS AND INVENTORIES, MISCELLANEOUS ASSETS

are recorded at cost less tax-allowable depreciation or amortization. Assets of low value are written off immediately in full.

RECEIVABLES

have been recorded at face value less repayments. They consist of the following:

     -- loans to affiliated enterprises,

     -- debentures and loans,

     -- bank deposits,

     -- funds held by others under reinsurance business assumed,

     -- accounts receivable on reinsurance business,

     -- other receivables,

     -- cash with banks, checks and cash on hand,

     -- accrued interest and rents.

INSURANCE RESERVES

     They consist of the following:

     -- unearned premiums,

     -- aggregate policy reserve,

     -- reserve for loss and loss adjustment expenses,

     -- reserve for premium refunds (non-experience-rated),

     -- other insurance reserves.

     These reserves were set up according to information provided by the ceding insurers, estimated to a certain extent.

     The reinsurers' shares were calculated in accordance with the reinsurance contracts.

     The claims equalization reserve, the reserve for nuclear plants and the product liability reserve for major pharmaceutical risks were calculated for the net retention portion according to sec. 341 h of the German Commercial Code in conjunction with sec. 29 and sec. 30 of the Government Order on the External Accounting Requirements of Insurance Enterprises.

OTHER ACCRUED LIABILITIES

     The pension accruals are calculated actuarially based on the updated 1998 mortality tables of Prof. Dr. K. Heubeck. The full amount of the liability calculated in this way has been recorded in the financial statements. Miscellaneous accrued liabilities have been recorded as projected. The accrued liabilities for early retirement benefits, employee long-service awards and phased-in retirement have been calculated using actuarial principles.

LIABILITIES

     They consist of the following:

     -- participation certificates,

     -- subordinated liabilities,

     -- funds held under reinsurance business ceded,

     -- accounts payable on reinsurance business,

     -- bonds,

     -- liabilities to banks,

     -- other liabilities.

     These liabilities are recorded at the amounts payable on maturity. Annuities are recorded at present value.

DEFERRED INCOME

     Premiums and discounts carried forward as prepaid expenses are spread over the remaining life of the related loans outstanding.

FOREIGN CURRENCY TRANSLATION

     Investments denominated in foreign currencies are stated at an amount based on the local currency and the exchange rate on the balance sheet date. The modified or strict lower of either cost or market principles is used. The other balance sheet items are valued in accordance with established principles for currency translation for open and -- where applicable -- closed positions.

                      SUPPLEMENTARY INFORMATION ON ASSETS

1  CHANGES UNDER ASSET HEADINGS A., B.I. THROUGH B.III IN FISCAL YEAR 2002

                                                                  VALUES STATED
                                                                    12/31/2001       ADDITIONS    TRANSFERS   DISPOSALS
                                                                ------------------   ----------   ---------   ----------
                                                                  E THOU       %       E THOU      E THOU       E THOU
A.     INTANGIBLE ASSETS
                                                                       981                8,422         --            --
       OTHER INTANGIBLE ASSETS................................
                                                                ----------   -----   ----------   ---------   ----------
B.I.   REAL ESTATE............................................     273,514     0.5       14,703         --       184,252
                                                                ----------   -----   ----------   ---------   ----------
B.II.  INVESTMENTS IN AFFILIATED AND ASSOCIATED ENTERPRISES
                                                                40,762,526    80.5   36,110,003         --    17,224,988
       1. Investments in affiliated enterprises...............
                                                                 3,646,218     7.2    3,178,975     11,444     1,991,177
       2. Loans to affiliated enterprises.....................
                                                                   623,727     1.2    4,137,457         --     2,805,696
       3. Investments in other enterprises....................
                                                                        --      --          452         --           413
       4. Loans to other enterprises in which long-term equity
          investments are held................................
                                                                ----------   -----   ----------   ---------   ----------
                                                                45,032,471    88.9   43,426,887   - 11,444    22,022,274
       SUBTOTAL B.II..........................................
                                                                ----------   -----   ----------   ---------   ----------
B.III. OTHER INVESTMENTS
                                                                 2,058,283     4.1      828,011         --     2,268,787
       1. Stocks, investment fund units and other variable
          income securities...................................
                                                                 1,166,142     2.3      756,274     11,444       811,880
       2. Bearer bonds and other fixed-income securities......
       3. Other loans
                                                                    12,000     0.0           --         --            --
          Debentures and loans................................
                                                                 2,128,065     4.2           --         --       729,542
       4. Bank deposits.......................................
                                                                         5     0.0        2,637         --            --
       5. Miscellaneous investments...........................
                                                                ----------   -----   ----------   ---------   ----------
                                                                 5,364,495    10.6    1,586,922     11,444     3,810,209
       SUBTOTAL B.III.........................................
                                                                ----------   -----   ----------   ---------   ----------
SUBTOTAL B.I. THROUGH B.III...................................  50,670,480   100.0   45,028,512         --    26,016,735
                                                                ----------   -----   ----------   ---------   ----------
TOTAL.........................................................  50,671,461           45,036,934         --    26,016,735
                                                                ==========           ==========    =======    ==========

                                    NET ADDITIONS (+)     VALUES STATED
       REVALUATION   DEPRECIATION   NET DISPOSALS (-)       12/31/2002
       -----------   ------------   -----------------   ------------------
         E THOU         E THOU           E THOU           E THOU       %
A.
            --            1,800             6,622            7,603
       -----------   ------------   -----------------   ----------   -----
B.I.        --           12,358         - 181,907           91,607     0.1
       -----------   ------------   -----------------   ----------   -----
B.II.
            --        5,000,441        13,884,574       54,647,100    84.8
            --          217,064           959,290        4,605,508     7.2
            --                3         1,331,758        1,955,485     3.0
            --               --                39               39     0.0
       -----------   ------------   -----------------   ----------   -----
            --        5,217,508        16,175,661       61,208,132    95.0
       -----------   ------------   -----------------   ----------   -----
B.III
            --            2,357       - 1,443,133          615,150     1.0
           963           22,515          - 65,714        1,100,428     1.7
            --               --                --           12,000     0.0
            --               --         - 729,542        1,398,523     2.2
            --                5             2,632            2,637     0.0
       -----------   ------------   -----------------   ----------   -----
           963           24,877       - 2,235,757        3,128,738     4.9
       -----------   ------------   -----------------   ----------   -----
SUBTO      963        5,254,743        13,757,997       64,428,477   100.0
       -----------   ------------   -----------------   ----------   -----
TOTAL      963        5,256,543        13,764,619       64,436,080
           ===        =========        ==========       ==========

2  MARKET VALUE OF INVESTMENTS

     The market value of real estate holdings, dividend-bearing stocks (investments in affiliated and associated enterprises, other shares and investment fund units) and bearer bonds as of December 31, 2002 amounted to E70.8 bn. The corresponding balance sheet valuation of these investments was E58.4 bn.

     The values are subdivided into individual asset categories as follows:

                                                               BOOK        MARKET     VALUATION
                                                              VALUE        VALUE       RESERVE
                                                            12/31/2002   12/31/2002   12/31/2002
                                                            ----------   ----------   ----------
                                                               E BN         E BN         E BN
Real estate...............................................      0.1          0.4          0.3
Dividend-bearing stocks...................................     57.2         69.3         12.1
Bearer bonds..............................................      1.1          1.1          0.0
                                                               ----         ----         ----
Total.....................................................     58.4         70.8         12.4
                                                               ====         ====         ====

     The following valuation methods have been used to arrive at market value:

REAL ESTATE

     -- Land and buildings as a rule at capitalized earnings value, new buildings at cost, in each case as at December 31, 2002.

DIVIDEND-BEARING STOCKS

     -- Quoted companies at the stock exchange price quoted on the last trading day of 2002. Non-quoted companies at their net worth calculated by the DVFA method or at acquisition cost.

BEARER BONDS AND OTHER FIXED INCOME SECURITIES

     -- At the stock exchange value quoted on the last trading day of 2002.

     In accordance with clause sec. 341b HGB, a portion of the stocks, investment fund units and other variable income securities with a stated value of E537.8 mn was classified as fixed assets. The market value of these investments amounts to E529,7 mn.

3  REAL ESTATE (Assets B.I.)

     The stated value of land and buildings owned by Allianz AG and used for its own activities amounts to E1,600 (2,690) thou.

4  MISCELLANEOUS INVESTMENTS (Assets B.III.5.)

     These include option rights.

5  DISCLOSURE OF EQUITY INVESTMENTS

     The information required by the German Commercial Code (clause sec. 285 no. 11 HGB) is filed with the Commercial Register at the Municipal Court (Amtsgericht) in Munich and was made available on the company's website.

6  OTHER ASSETS (Assets D.IV.)

     This heading consists primarily of options on own shares that are used to hedge risks of the Allianz Group under the Long-term Incentive Plan.

7  OTHER PREPAID EXPENSES (Assets E.II.)

     This heading includes E12,011 (18,935) thou in respect of repayment premiums on loans to affiliated enterprises as well as E327,127 (396,268) thou in respect of debt discount on miscellaneous liabilities and subordinated liabilities.

COLLATERAL

     Assets include assets pledged as collateral for a total of E2,591,591 (1,612,704) which are subject to restricted usage.

     Beyond the balance sheet date, assets with a balance sheet value of E420,541 (38,471) thou were loaned in the securities lending business and reported as participations.

                    SUPPLEMENTARY INFORMATION ON LIABILITIES

8  SHAREHOLDER'S EQUITY (Liabilities A.I.)

     In November 2002, 137,625 treasury shares with a mathematical value of E352,320.00 or 0.05% of the ISSUED SHARE CAPITAL, were issued at a price of E114.00 each, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 136,222 shares at prices between E79.80 and E96.90. The remaining 1,403 shares with a mathematical share of E3,591.68 of the issued share capital were sold on the stock exchange at an average price of E90.60.

     In the year under review, 5,500,000 own shares with a mathematical value of E14,080,000.00 or 2.24% of the issued share capital were acquired from Dresdner Bank at a price of E256.15 each. At the end of the year, the company held 6,286,100 treasury shares. Due to the voluntary offer to exchange profit participation certificates for shares of Allianz AG, the number of own shares held by the company was reduced by 6,148,110 shares after the balance sheet date. On December 31, 2002 Dresdner Bank held 18,471,013 shares of Allianz AG.

     The issued capital as of December 31, 2002, amounted to E682,408,000.00, divided into 266,565,625 registered shares. The shares have no par value as such but have a mathematical value of E2.56 each as a proportion of the issued capital.

PERFORMANCE OF ISSUED SHARES

                                                                  NUMBER
                                                                -----------
As of 1/1/2002..............................................    241,189,535
Additions...................................................        137,625
Sale of treasury shares.....................................        481,352
                                                                -----------
AS OF 12/31/2002............................................    241,808,512
                                                                ===========

     At the end of the year under review, there was authorized unissued capital 2001/I with a notional principal amount of E300,000,000.00 (117,187,500 shares), which can be issued at any time up to July 10, 2006. If shares are issued against a non-cash consideration, the pre-emptive rights of shareholders can be excluded. In the case of capital increases against a cash consideration, shareholders have to be granted a pre-emptive right. However, the pre-emptive rights of shareholders to use fractions can be excluded. If capital is increased against a cash consideration the pre-emptive rights of shareholders can also be excluded if the issue price is not significantly less than the stock-market price. Authorized unissued capital 2001/II can be used at any time up to July 10, 2006 to issue shares with a notional principal amount of E7,841,187.84 (3,062,964 shares) against a cash contribution. Pre-emptive rights of shareholders are excluded, in order to issue the new shares to employees of Allianz AG and of other companies in the Group. Authorized unissued capital 1998 of E2,556,459.41 (998,617 shares) is available for issue up to July 7, 2003 and can be used to protect the holders of conversion or subscription rights from dilution, in the event of future capital increases for cash by granting them a pre-emptive right to subscribe for new shares. To that extent the pre-emptive rights of shareholders are excluded.

     The company had conditionally authorized capital 2001 amounting to E50,000,000.00 (19,531,250 shares) on which subscription or conversion rights, with pre-emptive rights for shares, can be issued up to July 10, 2006 provided the company's own shares are not used to service the issue.

     The company has a cross-holding with Munchener
Ruckversicherungs-Gesellschaft AG in Munich, wherein Allianz AG holds an indirect participation of 22.39% in Munchener

Ruckversicherungs-Gesellschaft AG while the latter holds 21.18% of the voting share capital of Allianz AG.

ADDITIONAL PAID-IN CAPITAL (Liabilities A.II.)

                                                                  E THOU
                                                                ----------
12/31/2001..................................................    14,086,998
+ Transfer from capital increases 2002......................        15,337
                                                                ----------
As of 12/31/2002............................................    14,102,335
                                                                ==========

APPROPRIATED RETAINED EARNINGS (Liabilities A.III.)

                                              FROM UNAPPROPRIATED      FROM       TRANSFER
                                                   RETAINED          2002 NET      FOR OWN
                                12/31/2001       EARNINGS 2001        INCOME      INTERESTS    12/31/2002
                                ----------    -------------------    ---------    ---------    ----------
                                  E THOU            E THOU            E THOU       E THOU        E THOU
1. Required by law..........        1,229               --                  --           --        1,229
2. For own shares...........      209,103               --                  --      357,275      566,378
3. Other....................    2,945,609           45,520           1,164,996    - 357,275    3,798,850
                                ---------           ------           ---------    ---------    ---------
TOTAL.......................    3,155,941           45,520           1,164,996           --    4,366,457
                                =========           ======           =========    =========    =========

9  PARTICIPATION CERTIFICATES (Liabilities B.)

     The heading participation certificates shows the guaranteed total redemption price that Allianz AG has to pay when the 5,723,154 profit participation certificates which are still outstanding are redeemed by their holders. The portions of profit for the year under review that are attributable to participation certificates are reported under other liabilities.

     Allianz AG issued a total of 5,559,983 participation certificates in the period from October 1986 to 1995. The last issue was made in March 1998 when a further 163,529 participation certificates were issued. There were no further issues of profit participation certificates in 1999 to 2002.

     In November 2002, Allianz AG made a voluntary public offer to holders of participation certificates to exchange their certificates for Allianz shares. The voluntary exchange offer does not constitute a call for redemption by the company in accordance with the terms governing the participation certificates. Participation certificates for which the exchange offer was not accepted continue to remain in existence. The exchange ratio was 10 shares for 8 participation certificates; the exchange period ended after one extension on January 16, 2003. A total of 4,918,488 participation certificates were exchanged for 6,148,110 shares. The shares for the exchange offer come from Allianz treasury stock. After the exchange, 804,666 participation certificates are currently still outstanding. For these participation certificates the terms set upon their emission continue to apply.

     The terms and conditions for participation certificates provide for an annual distribution amounting to 240.0 % of the dividend paid by the company in respect of one Allianz no-par-value share. In addition, under certain conditions, certificate holders are granted the right to subscribe to new participation certificates; the pre-emptive rights of shareholders are excluded. Participation certificates do not confer any voting rights, any rights to conversion into Allianz shares or any rights to liquidation proceeds to their holders. They are unsecured and of equal rank to other receivables of unsecured creditors.

     Participation certificates are redeemable at the option of their holders every five years, and for the first time as of December 31, 2001, by giving 12 months notice. Up to now, this right of redemption has been exercised for 358 participation certificates. For this eventuality, the conditions guarantee a redemption price equal to the weighted average of the issue price of all the previous issues of participation certificates. The current redemption price per certificate is based on the last issue date of March 1998 and is equal to E78.54.

     The participation certificates are redeemable at the company's option as of the end of 2006 and notice of redemption may be served annually by giving a period of 6 months notice. In that case each participation certificate is redeemable at a redemption price equal to 122.9% of the average Allianz share price. Alternatively the company can offer to exchange 8 participation certificates for 10 Allianz shares. Allianz AG has consistently stated at Annual General Meetings that there is no legal obligation on the part of Allianz AG to call for redemption of the profit participation certificates by December 31, 2006 or at any other date.

10  OTHER ACCRUED LIABILITIES (Liabilities C.)

     Subordinated liabilities in the amount of E3,574,587 thou result from subordinated bonds in the amount of E2.0 bn, E1.0 bn and USD 500 mn by Allianz Finance II B. V., which has transferred the proceeds from these issues to Allianz AG in the form of subordinated loans.

11  SPECIAL UNTAXED RESERVE (Liabilities D.)

                                                       12/31/2001    ALLOCATED    RELEASED    12/31/2002
                                                       ----------    ---------    --------    ----------
                                                         E THOU       E THOU       E THOU       E THOU
Reserve according to clause sec. 6 b EStG..........      36,831         --         35,831       1,000
Reserve according to clause sec. 52 (16) EStG......      52,939         --         52,939          --
                                                         ------         --         ------       -----
TOTAL..............................................      89,770         --         88,770       1,000
                                                         ======         ==         ======       =====

12  MISCELLANEOUS ACCRUED LIABILITIES (Liabilities F.)

     The pension obligations of the companies in Allianz Sachversicherungsgruppe Deutschland (Allianz's Property and Casualty Insurance Group in Germany) Allianz Lebensversicherungs-AG, Deutsche Lebensversicherungs-AG and Vereinte Lebensversicherung AG are accrued in the financial statements of Allianz AG because the company has assumed joint liability for the pension obligations and undertaken to fulfil them. In addition to pension and similar reserves of E2,854,716 (2,712,927) thou and accrued taxes of E618,676 (173,694) thou, the company has miscellaneous accrued liabilities of E166,392 (45,970) thou, including E12,039 thou for costs of the early retirement scheme and employee long-service awards, which are shared throughout the Group, and E60,438 thou for contingencies and E60,438 thou for contingencies as well as a provision in connection with a declaration of obligation to Allianz Marine & Aviation (France) S. A. in the amount of E46,000 thou.

13  LONG-TERM AND SECURED LIABILITIES

     Liabilities amounting to E10,758,072 thou have a period to maturity of more than five years. These include:

                                                                   2002
                                                                ----------
                                                                  E THOU
Miscellaneous accrued liabilities...........................     7,019,433
Subordinated liabilities....................................     3,479,639
Bonds.......................................................       259,000
                                                                ----------
TOTAL.......................................................    10,758,072
                                                                ==========

     E3.5 bn of miscellaneous accrued liabilities are secured by assets pledges as collateral and E250,176 thou by mortgages, annuity charges and ship mortgages.

     The increase of miscellaneous accrued liabilities is in particular due to Group-internal loans that were obtained in connection with the acquisition of shares of Dresdner Bank.

               SUPPLEMENTARY INFORMATION TO THE INCOME STATEMENT

14  GROSS PREMIUMS WRITTEN (Income Statement I.1.a)

                                                                  2002         2001
                                                                ---------    ---------
                                                                 E THOU       E THOU
Property and casualty insurance.............................    4,749,512    4,798,112
Life insurance..............................................      850,526      891,657
                                                                ---------    ---------
TOTAL.......................................................    5,600,038    5,689,769
                                                                =========    =========

15  ALLOCATED INTEREST RETURN -- NET (Income Statement I.1.2.)

     The amount of investment income transferred under this heading from the non-underwriting section to the underwriting section of the income statement is calculated in accordance with clause sec. 38 RechVersV.

16  CHANGE IN OTHER INSURANCE RESERVES -- NET (Income Statement I.1.5.)

     This heading comprises E- 237,175 (- 263,321) thou added to the net aggregate reserve and E132,761 (- 15,060) thou added to miscellaneous net insurance reserves.

17  UNDERWRITING EXPENSES -- NET (Income Statement I.1.7.)

     Gross underwriting expenses of E1,471,250 (1,553,249) thou are shown net of commissions and profit-sharing on reinsurance ceded amounting to E381,358 (616,423) thou.

18  INVESTMENT INCOME (Income Statement II.1.)

                                                               2002         2002         2001
                                                              -------    ----------    ---------
                                                              E THOU       E THOU       E THOU
a.  Income from long-term equity investments..............                  884,460      857,042
     including from affiliated enterprises: E778,379
     (662,934) thou
b.  Income from other investments
     including from affiliated enterprises: E676,077
     (650,677) thou
     aa. Income from real estate..........................     65,525                     64,076
     bb. Income from other investments....................    893,693                  1,071,245
                                                                            959,218    1,135,321
c.  Income from revaluations..............................                      963       30,371
d.  Realized investment gains.............................                8,472,055    1,228,893
e.  Income from profit pooling and profit transfer
    agreements............................................                1,391,974      283,812
f.   Income from the release of special untaxed reserve...                   88,770      138,720
                                                                         ----------    ---------
TOTAL.....................................................               11,797,440    3,674,159
                                                                         ==========    =========

     Income from realized investment gains include the sale of shares of Munchener Ruckversicherungs-Gesellschaft AG for an amount of E5,512 mn, other interests in affiliated enterprises and participations for an amount of E1,392 mn as well as stocks, investment fund units and other variable interest securities for an amount of E1,035 mn.

19  INVESTMENT EXPENSES (Income Statement II.2.)

                                                                  2002         2001
                                                                ---------    ---------
                                                                 E THOU       E THOU
a.  Investment management, interest charges and other
     investment expenses....................................    1,718,337    1,078,715
b.  Depreciation and write-downs on investments.............    5,254,743      159,448
c.   Realized investment losses.............................      341,321       27,201
d.  Expenses for losses assumed.............................      656,908      219,168
e.  Allocation to special untaxed reserve...................           --       14,592
                                                                ---------    ---------
TOTAL.......................................................    7,971,309    1,499,124
                                                                =========    =========

20  DEPRECIATION AND WRITE-DOWNS ON INVESTMENTS

     Write-downs under this heading include an extraordinary charge of E5,000,442 thou in accordance with the German Commercial Code (clause sec.253
(2), sentence 3, HGB) on Allianz Finanzbeteiligungs-GmbH, which holds 91.0% of Dresdner Bank AG. Real estate has been written down by E5,547 thou in accordance with the German Income Tax Law (clause sec.6 b EStG).

21  OTHER INCOME (Income Statement II.4.)

     The most important items under this heading are E235,295 (229,572) thou refunded by domestic Group companies in respect of pension costs for their employees accrued in the financial statements of Allianz AG, and foreign currency gains of E487,478 (11,818) thou.

22  OTHER EXPENSES (Income Statement II.5.)

     These include mainly: Write-downs on own shares in the amount of E1,051,550 (38,104) thou, pension costs for the employees of domestic Group companies E235,295 (229,572) thou, interest and similar expenses E214,510 (206,280) thou, amounts added to non-underwriting reserves E132,140 (16,153) thou and foreign currency losses E26,968 (200,070) thou.

23  TAXES (Income Statement II.8. and II.9.)

     The company has elected not to carry forward any deferred tax on the assets side of the balance sheet, as allowed under the German Commercial Code (clause sec.274 (2) HGB). For calculating deferred taxation the company has netted future tax benefits against future tax liabilities.

     Since the company files a consolidated tax return with most of its German subsidiaries, Allianz AG is liable for a material portion of the taxes attributable to the Sachversicherungsgruppe Deutschland.

24  NET INCOME (Income Statement GuV II.10.)

                                                                  2002        2001
                                                                ---------    -------
                                                                 E THOU      E THOU
Net income..................................................    2,329,993    545,544
Earnings carried forward from previous year.................           --        926
Transfer to appropriated retained earnings: other
  appropriated retained earnings............................    1,164,996    136,470
                                                                ---------    -------
UNAPPROPRIATED RETAINED EARNINGS............................    1,164,997    410,000
                                                                =========    =======

                                 MISCELLANEOUS

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

     As of December 31, 2002, the company had contingent liabilities under guarantees amounting to E7,561 thou, matched by rights of relief for the same amount.

     Guarantee declarations have been given for

     -- the bonds issued in 1996 for E767 mn by Allianz Finance B. V., Amsterdam,

     -- the bonds issued in 1997 and increased in 2000 for E1.1 bn by Allianz
        Finance B. V., Amsterdam,

     -- the debenture bonds issued in 1998 for E1.632 bn nominal by Allianz
        Finance B. V., Amsterdam,

     -- the bonds issued in 1998 for E1.02 bn by Allianz Finance B. V., Amsterdam, exchangeable into shares of Deutsche Bank AG,

     -- the bonds issued in 1999 by Allianz Finance B. V., Amsterdam, for CHF
        1.5 bn and a swap deal in which the bonds payable are exchanged for an equivalent euro commitment,

     -- the bonds issued in 2000 by Allianz Finance B. V., Amsterdam, for E1.7 bn exchangeable into shares of Siemens AG,

     -- the bonds issued by Allianz Finance II B. V., Amsterdam in 2001. The amount repayable on redemption is linked to the performance of the German DAX share index. The issue volume is E1.979 bn,

     -- the bonds issued in 2001 by Allianz Finance II B. V., Amsterdam, for
        E1.075 bn exchangeable into shares of RWE AG,

     -- the loans totaling USD 820 mn issued in 2001 by Fireman's Fund Insurance
        Corp., Novato, to five Group companies,

     -- the bonds issued in 2002 by Allianz Finance II B. V., Amsterdam, for
        E2.0 bn,

     -- the subordinated bonds issued in 2002 by Allianz Finance II B. V.,
        Amsterdam, for E2.0 bn,

     -- the subordinated bonds issued in 2002 by Allianz Finance II B. V.,
        Amsterdam, for E1.0 bn,

     -- the subordinated bonds issued in 2002 by Allianz Finance II B. V.,
        Amsterdam, for USD 500 mn,

     -- the loan issued in 2000 by Allianz Australia Ltd, Sydney, for AUD 100 mn.

     Allianz AG has committed to make future capital payments in favor of our North American holding company, Allianz of America, Inc. This will place Allianz of America, Inc. in a position to provide sufficient capital on its part for Allianz Insurance Company, Los Angeles, so that this company can meet its payment obligations for claims received in connection with the attack on the World Trade Center. These future capital payments are limited to USD 500 mn and are secured by pledges in securities.

     A commitment to make capital payments in the amount of E27 mn also exists with respect to Allianz Marine & Aviation (France) S. A., Paris.

     In connection with the increase of the capital of the U.S. subsidiaries Allianz Life of North America, Fireman's Fund Insurance Corp. and Allianz Insurance Company, guarantees to acquire shares of Allianz Life of North America and Allianz Insurance Company in the amount of USD 962 mn were given.

     For Allianz of America Inc., Wilmington, a guarantee declaration for commitments relating to the acquisition of PIMCO Advisors L.P. was provided. Through its subsidiary Allianz of America Inc., Allianz AG acquired an interest of 69.5% in PIMCO, whereby the minority shareholders have the option of selling their 30.5% holding to Allianz. On December 31, 2002, these commitments totaled USD 2.054 bn. In addition, a guarantee in the amount of E1.155 bn was provided for a repo deal of Allianz BDF GmbH.

     Guarantee declarations have also been given for deferred annuity agreements signed by Allianz-RAS Seguros y Reaseguros S. A., Madrid.

     Allianz AG has also provided several foreign subsidiaries and associates with either a standard indemnity guarantee or such guarantee as is required by the supervisory authorities, which cannot be quantified in figures.

     Legal obligations to assume any losses arise on account of management control agreements and/or transfer-of-profit agreements with the companies of:

     -- ACM Compagnie Mercur AG,

     -- ADVANCE Holding AG (cancelled effective December 31, 2002),

     -- AFIN GmbH,

     -- Allianz Autowelt GmbH,

     -- Allianz Dresdner Pension Consult GmbH,

     -- Allianz Dresdner Pensionsfonds AG,

     -- Allianz Far East Holding GmbH,

     -- Allianz Finanzbeteiligungs GmbH,

     -- Allianz Global Risks Ruckversicherungs-AG,

     -- Allianz Immobilien GmbH,

     -- Allianz Lebensversicherungs-AG,

     -- Allianz Marine & Aviation Versicherungs-AG,

     -- Allianz Osteuropa Vemogensverwaltungsgesellschaft mbH,

     -- Allianz Private Equity Holding GmbH,

     -- Allianz Prozess Finanz GmbH,

     -- Allianz Versicherungs-AG,

     -- AZ-Arges Vermogensverwaltungsgesellschaft mbH,

     -- AZ-Argos 3 Vemogensverwaltungsgesellschaft mbH,

     -- AZ-Argos 10 Vemogensverwaltungsgesellschaft mbH,

     -- AZ-Argos 15 Vemogensverwaltungsgesellschaft mbH,

     -- AZ-Argos 19 Vemogensverwaltungsgesellschaft mbH,

     -- AZ-BDF Vermogensverwaltungsgesellschaft mbH,

     -- Bayerische Versicherungsbank AG,

     -- Frankfurter Versicherungs-AG (cancelled effective December 31, 2002),

     -- IDS GmbH-Analysis and Reporting Services,

     -- Kraft Versicherungs-AG,

     -- META Finanz-Informationssysteme GmbH and

     -- Orpheus Vemogensverwaltungsgesellschaft mbH.

     There are financial commitments in connection with the promise of compensation to holders of rights under stock option programs of Assurances Generales de France.

     The acquisition of Nicholas Applegate included an agreement for contingent earn-out payments falling due in 2005. The amount of these payments will depend on the performance of income growth:

     -- The maximum earn-out payment will be USD 1.09 bn if average income rises by at least 25% over this period. There will also be incentive and retention payments totaling USD 150 mn.

     -- Earn-out payments will be incremental if average income increases between 10% and 25%.

     -- No earn-out payments will be made if average income increases by less than 10%.

     Advertising contracts resulted in financial commitments amounting to E17,080 thou for 2003.

     Potential liabilities amounting to E426.5 mn were outstanding at the balance sheet date for calls on equity stocks not fully paid up, including E385.6 mn with respect to affiliated enterprises.

EFFECTS OF ADJUSTMENTS FOR TAX PURPOSES

     After taking into account special tax-allowable depreciation charges, amounts transferred to special untaxed reserves under clause sec. 6 b and clause sec. 52 (16) EStG, the overall effect on net income for the year was no more than marginal. The future effects on earnings of valuation adjustments made for tax purposes will be spread over several years and will not be material for any one year.

LONG-TERM INCENTIVE PLAN

     The Long-term Incentive Plans (LIP) were set up in 1999 for senior management, in order to reward the contribution by this level of management towards increasing corporate value and to promote the long-term success of the company.

     These plans entailed that Stock Appreciation Rights (SAR) were allocated to each manager on April 1. Restrictions are applicable for a period of two years and the rights lapse at the end of seven years.

     After the period of restrictions has come to an end, SAR may only be exercised if

     -- during the period over which rights can be exercised, the price of shares in Allianz AG has outperformed the Dow Jones Europe Stoxx Price Index (600) at least once during a period of five consecutive stock exchange days and

     -- the price of Allianz shares outperforms the reference price by at least
        20.0% at the time when the rights are exercised. (The reference price of LIP 2002 is the average price of the Allianz share in the first quarter 2002.)

     Under the conditions of the LIP, Group companies are obligated to pay the difference between the stock-market price of Allianz shares on the day the rights are exercised and the reference price in cash.

     No rights were exercised for any LIP up to December 31, 2002. The two-year period of restriction had not yet expired on December 31, 2002, for the Incentive Plans covering the years 2002 and 2001. The LIP for the year 1999 and 2000 did not fulfill the second, above-mentioned condition (share outperformed reference price by 20%).

     Future obligations were hedged by the acquisition of corresponding options.

PERSONNEL EXPENSES

     The compensation for the Board of Management of Allianz AG will amount to E10,977 (10,978) thou for fiscal 2002. As of November 1, 2002, the number of members of the Board of Management decreased from 12 to 11.

     Total remuneration for members of the Board of Management includes a fixed-component (the basic salary) and a variable component. Up to the year 2002, the latter comprises a component depending on the dividend. From 2002 on, the variable component consists of the annual bonus which includes an individual element and an element based on company performance, and a 3-year bonus, from which payments to members of the Board of Management can be made for the first time in 2004.

     The compensation paid to the Board of Management is thus comprised as follows:

                                                                 2002      2001
                                                                ------    ------
Fixed remuneration..........................................     5,102     3,401
Variable remuneration.......................................     5,875     7,577
                                                                ------    ------
TOTAL.......................................................    10,977    10,978
                                                                ======    ======

     Under the LIP 2002, a total of 47,200 Stock Appreciation Rights (SARs) were issued to members of the Board of Management during the year under review. Based on standard option valuation methods (Black-Scholes or Binomial Method), the value of these rights at the point of their issue was E5.2 mn. The value of these rights at the end of the fiscal year is E0.3 mn. At an intrinsic value of E0, the value specified amounts to the full market value.

     On December 31, 2002 the members of the Board of Management held a total of 119,739 SARs issued from 1999 to 2002. Based on standard option valuation methods these rights had a value of E0.5 mn on the balance sheet date. None of the SARs has an intrinsic value at December 31, 2002, so that this value amounts to the full market value.

     The following table includes key information on current LIPs in favor of active members of the Board of Management:

                                   LIP 2002         LIP 2001         LIP 2000         LIP 1999
                                 -------------    -------------    -------------    -------------
Exercise period..............    4/2004-3/2009    4/2003-3/2008    4/2002-3/2007    4/2001-3/2006
Issued volume of SARs........           47,200           33,847           17,868           20,824
Value of SARs on
  assignment.................       E5,236,840       E3,811,849       E3,126,900       E3,025,935
Fair value of SARs as of
  12/31/2002.................         E342,200          E76,494          E18,940          E22,490
Intrinsic value of SARs as of
  12/31/2002.................               E0               E0               E0               E0
Waiting time expired?........               no               no              yes              yes
20% hurdle cleared?..........               no               no               no               no
Performance hurdle cleared?..              yes              yes              yes              yes

     In the year 2002 pensions and other benefits for former members of the Board of Management amount to E3,846 (2,832) thou. E23,934 (21,693) thou has been set aside for current and future pension benefits of former members of the Board of Management and their beneficiaries.

     Including fees becoming payable after the 2002 Annual General Meeting, the total remuneration for members of the Supervisory Board was E1,533 (1,606) thou.

     The names of all members of the Supervisory Board and of the Board of Management are listed on page 5, and information regarding their membership in other supervisory and comparable management bodies is shown on pages 36 to 39.

NUMBER OF EMPLOYEES AS AT DECEMBER 31, 2002 (ANNUAL AVERAGE)
(excluding members of the Board of Management, trainees, interns and employees on maternity/paternity leave or basic military training/community service)

Full-time office staff......................................    577
Part-time office staff......................................     55
                                                                ---
TOTAL.......................................................    632
                                                                ===

PERSONNEL EXPENSES

                                                                 2002       2001
                                                                -------    ------
                                                                E THOU     E THOU
1. Wages and salaries.......................................     87,178    25,627
2. Social security contributions and employee assistance....      7,121     1,716
3. Expenses for pensions and other post-retirement
  benefits..................................................     18,123     9,135
                                                                -------    ------
4. TOTAL EXPENSES...........................................    112,422    36,478
                                                                =======    ======

DECLARATION OF COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE

     On December 18, 2002, the Board of Management and the Supervisory Board of Allianz AG issued the first Declaration of Compliance according to sec. 161 AktG and made it available to the shareholders on the company's website.

Munich, February 11, 2003
Allianz Aktiengesellschaft

The Board of Management

Dr. Schulte-Noelle    Diekmann
Dr. Achleitner        Bremkamp
Dr. Faber             Dr. Fahrholz
Dr. Hagemann          Dr. Muller
Dr. Perlet            Dr. Rupprecht
Dr. Zedelius

                          INDEPENDENT AUDITOR'S REPORT

     We have audited the Annual Financial Statements, including the accounting records and Management Report, of Allianz AG for the fiscal year from January 1 to December 31, 2002. The Board of Management of the company is responsible for the accounting policies and the preparation of the Annual Financial Statements and Management Report in accordance with German commercial law and the supplementary provisions laid down in the company's statutes. It is our responsibility to form an independent opinion, based on the audit carried out by us, on the Annual Financial Statements, including the accounting records, and on the Management Report.

     We conducted our audit of the Annual Financial Statements in accordance with clause sec. 317 HGB and with the generally accepted German auditing standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW, Institute of Independent Auditors). Those standards require that we plan and perform our audit so as to obtain all the information and explanations necessary in order to provide us with sufficient evidence to give reasonable assurance that misstatements and irregularities materially affecting the presentation of the net worth, financial position and the results presented in the Annual Financial Statements in accordance with generally accepted accounting principles and in the Management Report are identified. Knowledge of the business activities and the economic and legal environment of the company and expectations of possible errors are taken into account in the determination of audit procedures.

     The audit includes an examination, on a test basis, of the effectiveness of the internal control system for rendering accounts and the evidence supporting the disclosures in the accounting records, the Annual Financial Statements and Management Report. The audit also includes an assessment of the significant estimates and judgements made by the Board of Management of the company, and whether the accounting policies are appropriate to the Group's circumstances. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the Annual Financial Statements and Management Report. We believe that the audit we have conducted provides an adequate basis for the formation of our opinion.

     We are satisfied that our audit has revealed no grounds for objection.

     In our opinion, the Annual Financial Statements present a true and fair view of the net worth, financial position and results of the company, in compliance with German principles of proper accounting. The Management Report gives a true and fair view of the state of affairs of the company and of the presentation of the risks of future development.

Munich, February 28, 2003

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

Gottfried Wohlmannstetter    Dr. Frank Ellenburger
Independent Auditor          Independent Auditor

                      (This page intentionally left blank)

                                 ALLIANZ GROUP

       CONSOLIDATED FINANCIAL STATEMENTS AND GROUP MANAGEMENT REPORT 2001

                            GROUP MANAGEMENT REPORT

-- As of July 23, 2001, the accounts of the Dresdner Bank Group have been included in the consolidated financial statements of the Allianz Group. This resulted in significant changes in both the balance sheet and the income statement. The reporting format is oriented towards international common standards.

-- The turmoil in the world's capital markets and the September 11 terrorist attack in the U.S. severely impacted upon our earnings.

-- Profit for the year came to 1.6 billion euros, more than 1.0 billion euros less than originally planned.

-- Nevertheless, we propose to pay to our shareholders a dividend of 1.50 euros, the same amount as distributed the previous year.

OVERVIEW

     The terrorist attack in the U.S. had a substantial effect upon our earnings performance in the year 2001. The attack not only resulted in the loss of thousands of lives but also destroyed insured property of unprecedented magnitude. Estimates of the damage range between 30 and 80 billion U.S. dollars, making this event by far the most severe loss ever incurred by the insurance industry. After deduction of receivables for reinsurance, we currently expect net claims costs in the amount of 1.5 billion euros.

     The downturn in the world's financial markets triggered by the September 11 attack also impacted negatively upon our activities. We were obliged to take a write-down of 1.6 billion euros on investments, which affected earnings.

EARNINGS

     Earnings before taxes and amortization of goodwill amounted to 2.6 billion euros, or half of the previous year's figure. The following factors had a negative effect upon earnings:

     -- the property and casualty segment suffered from the one-time costs incurred as a result of the terrorist attack.

     -- weakness in the capital markets dampened our activities in life and health insurance.

     -- in the area of asset management, earnings were down significantly from the preceding year. The cost of acquiring the U.S. asset management company PIMCO contributed to this decrease, as was expected. In the case of PIMCO, expenses primarily reflected bonus payments and loyalty premiums.

     -- the discouraging situation in the financial markets had an unusually severe impact upon our banking business, which consists almost exclusively of the activities of Dresdner Bank.

     Amortization of goodwill rose by 313 million euros to 808 million euros. This increase resulted primarily from the acquisition of the Dresdner Bank Group (108 million euros), Nicholas Applegate and Zwolsche Allgemeene. In addition PIMCO was included for the first time in the financial statements for a full year and therefore also contributed to this increase. The U.S. fund manager's accounts were included in our previous years' statements only as of May.

     In the area of taxation, we had a benefit of 840 million euros. Two factors accounted for a substantial tax loss:

     -- claims in the U.S. in connection with the terrorist attack and

     -- capital gains realized which have been recognized, to a great extent, as tax-free in accordance with IAS guidelines.

The resultant tax saving, which will be offset against future earnings, must be carried as an asset in our balance sheet, and this results in a net tax benefit.

     Minority interests in earnings decreased by 233 million euros to 1.0 billion euros. Net income after deducting minority interests amounts to 1.6 billion euros. Compared with the previous year's figure, which was favorably impacted by special tax effects, this represents a decrease of 53 percent. Compared with adjusted net income for the preceding year, the decrease still comes to a substantial 32 percent. Earnings per share came to 6.66 euros.

                                                               PROFIT FOR THE YEAR    EARNINGS PER SHARE
                                                               -------------------    ------------------
                                                                      E MN                    E
Fiscal 2000
  Posted...................................................           3,460                  14.10
  Restated to eliminate extraordinary items................           2,385                   9.72
Fiscal 2001................................................           1,623                   6.66
                                                                     ------                 ------
Change in % with respect to
  Posted amount FY 2000....................................          - 53.1                 - 52.8
  Restated amount FY 2000..................................          - 32.0                 - 31.5
                                                                     ------                 ------

     We propose that the Annual General Meeting ratify our proposal to distribute a dividend in the amount of 1.50 euros per share for the 2001 fiscal year. As a result, the dividend will remain unchanged with respect to the previous year.

PREMIUM INCOME FROM INSURANCE ACTIVITIES

     Gross sales from insurance activities increased by 6.5 billion euros or 9.4 percent to 75.1 billion euros. Property and casualty insurance sales were up 9.8 percent and life and health insurance sales rose 8.6 percent. Changes in consolidation, in particular the first-time consolidation of Zwolsche Allgemeene in the Netherlands and the acquisition of the HIH portfolio in Australia, accounted for 0.8 billion euros of the above increase.

     The effects of fluctuations in exchange rates, in particular changes in the value of the U.S. dollar and the pound sterling with respect to the euro, offset one another. After restatement to eliminate the effects of consolidation and translation differences, total insurance sales were up 8.2 percent.

     According to IAS guidelines, which recognize only the cost and risk elements as premium income in the case of investment-oriented life insurance products, gross premiums written increased by 6.4 percent to 61.6 billion euros.

ASSET MANAGEMENT

     Assets under management with the Allianz Group increased to 1.2 trillion (0.7) euros in the reporting year. The Dresdner Bank Group contributed 414 billion euros to this sum. Investments for private and institutional investors were up 284 billion euros to 620 billion euros, of which 211 billion euros derived from the fund-management activities of Dresdner Bank and 29 billion euros from those of Nicholas Applegate. Asset management activities suffered from the depressed situation of the capital markets, which made customers uncertain and reluctant to make investments.

BANKING

     This new segment in our financial statements dates from the acquisition of the Dresdner Bank Group and reflects virtually exclusively the activities of the latter. The Dresdner Bank's accounts have been included in our financial statements since July 23, 2001. Net revenues in the banking segment amounted to
3.9 billion euros. This sum includes net earnings from interest and commissions as well as trading profit. The downturn in the capital markets, especially in the third and fourth quarters, severely impacted the banking segment's earnings.

INTEGRATION OF DRESDNER BANK

     It is indicative of the spirit of cooperation which exists within the Allianz Group that all decisions regarding the Dresdner Bank integration were made smoothly and rapidly. Many measures have already been implemented, and others are proceeding on schedule:

     -- joint marketing activities, which involve the sale of banking and insurance products through both the Allianz insurance agencies and the branch locations of the Dresdner Bank, have been launched throughout Germany.

     -- we created ADVANCE Holding, which operates a direct bank and manages the activities of mobile financial planners. We are now in the process of building up this third, independent distribution channel for upmarket financial advising in Germany.

     -- worldwide consolidation of asset management activities is virtually complete. Allianz Dresdner Asset Management is now operating within this new structure.

     -- we are moving full speed ahead with the creation of Allianz Dresdner
        Bauspar AG, which will handle the home-loan banking activities of both groups.

     -- Dresdner Bank, Deutsche Bank and Commerzbank have grouped their mortgage banking activities under the "Eurohypo" brand to create a provider of financing for commercial real estate capable of competing throughout Europe.

     -- our goals in terms of synergies, which were announced in June 2001, were assigned to specific Group companies and are therefore now anchored in their respective business plans. The results of detailed planning efforts reinforce our confidence in our ability to realize the goals we have set for ourselves in terms of synergistic potential.

SHAREHOLDERS' EQUITY

     Shareholders' equity amounted to 31.7 billion euros at the end of the reporting period, which takes into account 25,238,465 treasury shares purchased for 5.8 billion euros. Shareholders' equity was down 3.9 billion euros from year-end 2000, primarily due to the fact that the net result of unrealized gains and losses on equities decreased as a result of lower stock market prices.

MARKET CAPITALIZATION

     The price of Allianz shares was also impacted by the weakness of the capital markets. The terrorist attack on September 11 caused the stock markets to plunge. This downswing had an especially severe impact upon insurance shares, because this industry was directly affected by the events of September 11. On the final trading day of the year 2001, the market capitalization of Allianz AG amounted to 64.2 billion euros after deduction of treasury shares, which was
33.8 billion euros or 34.5 percent lower than the comparable 2000 figure. These figures are based upon the closing Xetra price on the final trading day of the year, which was 266 euros.

HUMAN RESOURCES

     The total number of employees worldwide increased by 60,263 to 179,946 at year-end 2001, most of which resulted from the integration of the Dresdner Bank Group.

                             DISTRIBUTION OF PROFIT

     The Board of Management and the Supervisory Board propose that the available unappropriated earnings of 410,000,000 euros be appropriated as follows:

     -- distribution of a dividend of 1.50 euros per eligible share

     -- allocation of 48,215,697.50 euros to other appropriated retained earnings.

     The recommendation for appropriation of earnings takes into account own shares held directly or indirectly by the company, which in accordance with the German Stock Corporation Act (clause sec. 71b AktG) are not entitled to receive a dividend. Further purchases or sales of own shares during the period prior to the Annual General Meeting may increase or decrease the number of shares eligible for dividends. In this case, an amended proposal for the appropriation of profit based upon an unchanged dividend in the amount of 1.50 euros per eligible share will be submitted to the Annual General Meeting for ratification.

Munich, March 25, 2002
Allianz Aktiengesellschaft

The Board of Management

Dr. Schulte-Noelle  Dr. Fahrholz
Dr. Achleitner      Bremkamp
Diekmann            Dr. Faber
Fischer             Dr. Hagemann
Dr. Muller          Dr. Perlet
Dr. Rupprecht       Dr. Zedelius

     Property and Casualty Insurance In the following breakdown by countries and regions, transactions between reporting units are not consolidated. In order to present a clear picture of our business operations, we have adjusted the results reported by eliminating the amortization of goodwill and, for fiscal 2000, extraordinary items relating primarily to tax regulations.

OVERVIEW

                                                                    2001       2000       1999
                                                                   -------    -------    -------
Gross premiums.........................................    E mn     42,137     38,382     36,027
Claims ratio...........................................       %       81.1       77.9       77.4
Expense ratio..........................................       %       27.7       27.0       27.1
Investment income......................................    E mn      7,325      8,393      7,866
Net income.............................................    E mn      2,364      3,262      2,015
Investments............................................    E mn    141,388    125,626    117,588
Insurance reserves.....................................    E mn     90,432     81,046     77,056

                     GROSS PREMIUMS(*)                         2001     2000     1999
                     -----------------                        ------   ------   ------
                                                               E MN     E MN     E MN
Germany.....................................................  12,644   11,948   11,437
France......................................................   5,392    4,745    4,585
Italy.......................................................   4,585    4,264    4,071
Great Britain...............................................   2,492    2,104    1,944
Switzerland.................................................   1,244    1,160    1,101
Spain.......................................................   1,278    1,073    1,058
Austria.....................................................     844      831      810
Netherlands.................................................     873      557      523
Ireland.....................................................     738      563      493
Rest of Europe..............................................   1,801    1,676    1,366
NAFTA Region................................................   6,822    6,300    5,636
South America...............................................     962      891      697
Asia-Pacific Region.........................................   1,344      781      715
Credit insurance............................................   1,589    1,611    1,534
Travel insurance and assistance services....................     732      656      581

------------

(*) Before cross-border consolidation

-- PREMIUM INCOME FROM PROPERTY AND CASUALTY INSURANCE WAS UP 9.8 PERCENT TO
   42.1 BILLION EUROS.

-- THE COMBINED RATIO INCREASED BY 3.9 PERCENTAGE POINTS TO 108.8 PERCENT.

-- NET INVESTMENT INCOME DECREASED BY 13 PERCENT TO 7.3 BILLION EUROS.

-- REPORTED NET INCOME DECREASED BY 0.9 BILLION EUROS TO 2.4 BILLION EUROS.

-- DISREGARDING EXTRAORDINARY TAX ITEMS IN THE PRECEDING YEAR, NET INCOME ROSE
   BY 6.2 PERCENT.

                  EARNINGS AFTER TAXES(*)                        2001      2000     1999
                  -----------------------                       -------    -----    -----
                                                                 E MN      E MN     E MN
Germany.....................................................      3,773    2,303    1,588
France......................................................         31      439      382
Italy.......................................................        395      235      170
Great Britain...............................................         69     - 11       28
Switzerland.................................................        121      199      113
Spain.......................................................         32       41     - 14
Austria.....................................................         16     - 50       13
Netherlands.................................................         34       89       47
Ireland.....................................................        - 4       13       14
Rest of Europe..............................................         66        8       19
NAFTA Region................................................    - 1,030     - 86      343
South America...............................................         29     - 27       26
Asia-Pacific Region.........................................         11       39    - 127
Credit insurance............................................         91      158      123
Travel insurance and assistance services....................          3       24       23

------------

(*) Earnings after taxes, before amortization of goodwill and minority interests, net of extraordinary tax items in 2000

                       INVESTMENTS(*)                            2001       2000      1999
                       --------------                           -------    ------    ------
                                                                 E MN       E MN      E MN
Germany.....................................................    100,600    80,269    73,958
France......................................................     20,579    18,413    18,153
Italy.......................................................      9,985     9,873     9,065
Great Britain...............................................      2,753     2,376     2,450
Switzerland.................................................      3,735     4,379     3,866
Spain.......................................................      1,420     1,459     1,546
Austria.....................................................      1,397     1,482     1,582
Netherlands.................................................      1,851     2,032     1,510
Ireland.....................................................      1,131     1,082     1,066
Rest of Europe..............................................      3,836     3,670     3,147
NAFTA Region................................................     20,398    18,000    14,555
South America...............................................        652       527       482
Asia-Pacific Region.........................................      1,737     1,196     1,130
Credit insurance............................................      2,562     2,825     2,694
Travel insurance and assistance services....................        445       416       502

------------

(*) 2001: excluding own used real estate

     Premium income from property and casualty insurance rose 9.8 percent to
42.1 billion euros. The share of total sales increased slightly to 55.2 percent. Disregarding effects of consolidation and currency translation differences, internal growth came to 8.6 percent.

     Premium adjustments in the area of automobile insurance, which we were able to achieve in Germany, Great Britain, Spain and France, were primarily responsible for this improvement. We were also able to increase premiums in some areas of our industrial and commercial business. Nevertheless, premium levels here remain on the whole unsatisfactory. We continue to benefit from dynamic growth in Central and Eastern Europe as well as in the Asia-Pacific region.

     The claims ratio, which was strongly impacted by the September 11 attack in New York, increased by 3.2 percentage points to 81.1 percent. Most of the losses -- we are expecting total claims of 1.5 billion euros after reinsurance -- involved our property and casualty lines and, in particular, business interruption insurance. We initially underestimated the magnitude of these losses, as did the industry in general. All market participants were forced to realize that traditional loss models are incapable of assessing the full financial impact that events of this dimension can have on the insurance industry. In the future, it will be necessary to find new insurance solutions for risks of this magnitude, which are to a great extent incalculable.

     Disregarding the World Trade Center losses, the claims ratio improved by
1.2 percentage points to 76.7 percent. This was due to premium adjustments, lower claims frequency in many countries and the absence of major natural catastrophes. In addition, we were able to reap the initial benefits of our portfolio revitalization strategy, for example, in Great Britain, Austria and Spain. However, the claims ratio was also impacted by other major losses, primarily in connection with industrial insurance, which continued to put a considerable strain on the earnings situation in this area of activity. We are nevertheless confident that our bottom line in this area of activity will show substantial improvement in the current fiscal year as a result of efforts to regroup and centralize international industrial activities under Allianz Global Risks.

     The expense ratio climbed to 27.7 percent due to expenses incurred in connection with the acquisition of Dresdner Bank and the expansion of our IT systems.

     Net investment income amounted to 7.3 billion euros, which reduced this item in relation to premium income by 5.4 percentage points to 21.3 percent. Investment income was mainly affected by write-downs of our stock portfolio required by IAS due to negative market development.

     Earnings before taxes and amortization of goodwill decreased by 1.4 billion euros to 2.8 billion euros. After amortization of goodwill, taxes and minority interests, net income came to 2.4 billion euros. This figure is 6.2 percent higher than that for the preceding year, in which we reported net income of 2.2 billion euros after adjustments for extraordinary tax effects.

GERMANY

-- WE SERVE THIS MARKET THROUGH THE COMPANIES OF THE ALLIANZ SACHGRUPPE
   DEUTSCHLAND (SGD). WITH SALES OF 10.1 BILLION EUROS, SGD IS THE LEADING PROVIDER OF PROPERTY AND CASUALTY INSURANCE IN GERMANY.

-- ALLIANZ AG, WHICH, IN ADDITION TO ACTING AS THE GROUP'S MANAGEMENT HOLDING,
   ALSO FUNCTIONS AS ITS REINSURER, GENERATED PREMIUM INCOME IN THE AMOUNT OF
   5.7 BILLION EUROS.

     Total PREMIUM INCOME rose by 696 million euros or 5.8 percent to 12.6 billion euros.

GROSS PREMIUMS

                                                               2001      2000      1999
                                                              -------   -------   -------
                                                               E MN      E MN      E MN
Allianz Sachgruppe Deutschland..............................   10,075     9,576     9,420
Allianz AG..................................................    5,687     5,587     5,180
Consolidation property/casualty insurance in Germany........  - 3,118   - 3,215   - 3,163
                                                              -------   -------   -------
PROPERTY/CASUALTY INSURANCE IN GERMANY......................   12,644    11,948    11,437
                                                              =======   =======   =======

     EARNINGS after taxes improved by 63.8 percent to 3.8 (2.3) billion euros.

EARNINGS AFTER TAXES, BEFORE AMORTIZATION OF GOODWILL

                                                               2001      2000      1999
                                                              -------   -------   -------
                                                               E MN      E MN      E MN
Allianz Sachgruppe Deutschland..............................  1,659.9     835.2     534.5
Allianz AG..................................................  2,516.4   1,817.5   1,389.6
                                                              -------   -------   -------
SUBTOTAL....................................................  4,176.3   2,652.7   1,924.1
Consolidations
  Profit transfer...........................................    283.8     303.3     236.3
  Dividends, other..........................................    119.9      46.7     100.1
                                                              -------   -------   -------
PROPERTY/CASUALTY INSURANCE IN GERMANY(*)...................  3,772.6   2,302.7   1,587.7
                                                              =======   =======   =======

------------

(*) Including investment holdings

     PREMIUM INCOME OF SGD increased by 5.2 (1.7) percent to 10.1 billion euros. Despite a difficult market situation, the Group was able to achieve considerable improvement over last year's slight growth in income.

     Automobile insurance produced especially strong growth in premium income due to the positive impact of higher premiums, and premium income was up 4.8 (1.5) percent. In the reporting year, SGD insured a total 9.17 million vehicles, down slightly from the previous year's figure.

     SGD also reported growth in liability and casualty insurance, especially in the industrial and commercial areas. Our companies have been increasingly successful in their efforts to return to an earnings-driven underwriting strategy.

     The CLAIMS RATIO improved to 70.9 (72.2) percent. Claims resulting from the attack on the World Trade Center, which amounted to 67 million euros for SGD, were more than offset by the favorable development with respect to claims frequency. A decrease in the number of natural disasters was especially advantageous for us.

     Substantial investments in the expansion of marketing capabilities and information technology (IT) increased the EXPENSE RATIO to 26.8 (25.4) percent.

     SGD reported INVESTMENTS in the amount of 22.0 billion euros. Net investment income rose to 1.9 billion euros, an increase of 221 million euros over the preceding year.

     SGD's EARNINGS after taxes improved by 825 to 1,660 million euros.

ALLIANZ-SACHGRUPPE DEUTSCHLAND

                                                                   2001      2000     1999
                                                                  -------   ------   ------
Gross premiums...........................................  E mn    10,075    9,576    9,420
Claims ratio.............................................     %      70.9     72.2     72.0
Expense ratio............................................     %      26.8     25.4     24.7
Earnings after taxes(*)..................................  E mn   1,659.9    835.2    534.5
Investments..............................................  E mn    22,007   23,476   23,559
Employees................................................          31,384   29,998   28,487

------------

(*) Before profit transfer

     PREMIUM INCOME from the reinsurance activities of ALLIANZ AG grew by 1.8 percent to 5.7 (5.6) billion euros. Sales outside Germany increased substantially. However, since SGD assumed a greater share of the risks underwritten for its own account and purchased less reinsurance from Allianz AG, net growth was moderate.

     The CLAIMS RATIO jumped to 86.3 (75.7) percent. This indicator was dramatically impacted not only by the attack on the World Trade Center but also by an increase in the number of major losses in the area of industrial insurance.

     The EXPENSE RATIO climbed to 26.9 (21.9) percent. This ratio is normally determined by reinsurance provisions, but expenses in connection with the acquisition and integration of Dresdner Bank contributed to this increase in fiscal 2001.

     INVESTMENTS of Allianz AG increased from 62 to 83.8 billion euros. Net investment income rose to 3.1 (2.9) billion euros, primarily due to realized capital gains.

     EARNINGS after taxes improved to 2.5 (1.8) billion euros, primarily due to tax benefits of 409 million euros, after tax expenses of 176 million euros in the previous year.

ALLIANZ AG

                                                                      2001       2000       1999
                                                                     -------    -------    -------
Gross premiums...........................................    E mn      5,687      5,587      5,180
Claims ratio.............................................       %       86.3       75.7       74.4
Expense ratio............................................       %       26.9       21.9       23.9
Earnings after taxes.....................................    E mn    2,516.4    1,817.5    1,389.6
Investments..............................................    E mn     83,751     61,972     55,345

     We expect further acceleration in SGD's premium growth in the CURRENT FISCAL YEAR. In particular, the performance of automobile insurance is expected to improve once again. Sales of commercial and corporate insurance are likely to show robust growth as well because the attack on the World Trade Center has significantly heightened risk awareness and made it possible, at least to some extent, to achieve significant premium increases. In the past, intensive competition had all but prevented this urgently needed adjustment of premiums to claim payouts.

FRANCE

-- AGF REPORTS PREMIUM INCOME OF 5.4 (4.7) BILLION EUROS.

-- THIS ALLIANZ COMPANY RANKS THIRD AMONG FRENCH PROPERTY AND CASUALTY INSURERS.

     After several years of sluggish growth, PREMIUM INCOME rose a substantial
13.6 percent in 2001. Sales were driven by higher premiums in all business lines. Growth of our commercial and corporate lines received an additional boost from new contracts with major customers and a greater share of the French aviation insurance pool. The sales cooperation with Credit Lyonnais generated further growth in business with private customers.

     The CLAIMS RATIO improved to 83.0 (85.8) percent, primarily due to a reduction in the number of claims in the area of automobile insurance. In addition, the average payout per claim decreased in the area of other private insurance. However, these positive trends were partially offset by several major industrial losses, such as the explosion at a plant in Toulouse and claims in connection with the attack on the World Trade Center.

     The EXPENSE RATIO rose to 29.3 (28.3) percent, primarily due to higher IT costs, and the introduction of the 35-hour work week required by law, which increased our personnel costs.

     NET INVESTMENT INCOME dropped from 1.0 to 0.6 billion euros.

     This reduced EARNINGS after taxes to 31 (439) million euros.

FRANCE

                                                                        2001      2000      1999
                                                                       ------    ------    ------
Gross premiums.............................................    E mn     5,392     4,745     4,585
Claims ratio...............................................       %      83.0      85.8      81.4
Expense ratio..............................................       %      29.3      28.3      28.9
Earnings after taxes.......................................    E mn      30.9     439.2     382.0
Investments................................................    E mn    20,579    18,413    18,153
Employees..................................................            14,313    14,260    14,276

     AGF will introduce new coverage concepts in the CURRENT FISCAL YEAR. Adjustment of premiums to claim requirements in the commercial and corporate areas and an even more selective underwriting policy are expected to result in a reduction of the claims ratio. We also expect the expense ratio to improve, primarily due to the increased cost effectiveness of our combined IT systems.

ITALY

-- WE ARE REPRESENTED BY THE PROPERTY AND CASUALTY INSURANCE COMPANIES OF THE
   RAS GROUP AND LLOYD ADRIATICO IN THE ITALIAN MARKET.

-- THESE COMPANIES GENERATED TOTAL PREMIUM INCOME OF 4.6 BILLION EUROS.

-- THEY NOW RANK SECOND IN ITALY.

     Automobile insurance generated a substantial portion of the 7.5 percent or 321 million euros increase in premium income. Like most market participants, we increased our rates in this line after the government had frozen third-party automobile insurance premiums for a year. This freeze, the legality of which was doubtful under European law, was lifted in March 2001. We were also able to increase the number of vehicles insured and our premiums for comprehensive automobile insurance. Together, automobile insurance contributed 238 million euros to premium growth in Italy. It grew by 8.8 percent.

     PREMIUM INCOME of the RAS Group was up 9.1 percent to 3.4 billion euros. Lloyd Adriatico, a company that sells primarily automobile insurance, posted premium growth of 3.4 percent to 1.2 (1.1) billion euros.

     Premium of Lloyd 1885, our Italian direct insurer, increased 46 percent to nearly 70 million euros. The company sells insurance policies by telephone and via the Internet. Online sales under the Genialloyd brand are progressing very well. In fiscal year 2001, premium income was up 85 percent. In the reporting year, more than 53,000 customers obtained insurance coverage through our Italian portal making Genialloyd Italy's leading online insurer.

     The CLAIMS RATIO of our Italian companies showed an overall improvement. Since we have been underwriting automotive risks very selectively in recent years, our companies were able to lower the claims frequency even further. Long-overdue premium increases also helped us to reduce the claims ratio, particularly in the case of Lloyd Adriatico, which covers primarily automotive risks. The latter's claims ratio fell to 68.5 (77.0) percent. The corresponding indicator for the RAS group was 79.7 (78.1) percent.

     The EXPENSE RATIO of the RAS Group increased to 23.7 (22.3) percent, primarily due to expenditures to improve IT systems and organizational structures. The expense ratio for Lloyd Adriatico decreased to 19.2 (19.4) percent, primarily as a result of higher sales.

     NET INVESTMENT INCOME of the RAS Group rose to 491 (413) million euros, while that of Lloyd Adriatico was 91 (136) million euros.

RAS GROUP

                                                                        2001     2000     1999
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    3,396    3,114    2,958
Claims ratio................................................       %     79.7     78.1     79.1
Expense ratio...............................................       %     23.7     22.3     24.5
Earnings after taxes........................................    E mn    284.9    172.9    136.1
Investments.................................................    E mn    7,735    7,669    7,046
Employees...................................................            5,300    5,211    5,064

     EARNINGS AFTER TAXES in Italy increased by 68 percent to 395 million euros. The RAS Group contributed 285 (173) million euros of the total and Lloyd Adriatico 110 (62) million euros.

LLOYD ADRIATICO

                                                                        2001     2000     1999
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    1,189    1,150    1,113
Claims ratio................................................       %     68.5     77.0     83.2
Expense ratio...............................................       %     19.2     19.4     18.6
Earnings after taxes........................................    E mn    109.7     62.0     33.9
Investments.................................................    E mn    2,250    2,204    2,019
Employees...................................................            1,321    1,325    1,313

     We expect the growth of our Italian property and casualty insurance business to continue in the CURRENT FISCAL YEAR. Our companies' earnings are also expected to show further improvement.

SWITZERLAND

-- ALLIANZ SUISSE VERSICHERUNGS-GESELLSCHAFT IS OUR PROPERTY AND CASUALTY
   INSURER IN SWITZERLAND.

-- THIS COMPANY RESULTED FROM THE MERGER OF OUR ELVIA, BERNER VERSICHERUNG AND
   ALLIANZ SCHWEIZ COMPANIES.

-- WITH SALES OF 1.2 BILLION EUROS, ALLIANZ SUISSE VERSICHERUNGS-GESELLSCHAFT
   RANKS THIRD IN ITS MARKET.

     PREMIUM INCOME in local currency increased by 3.7 percent. This increase was primarily due to the fact that Swiss reinsurance sales in 2001 were for the first time recognized in the current fiscal year. Due to this change, our financial statements reflect reinsurance sales for two fiscal years.

     Although the number and severity of natural catastrophes remained at a low level in 2001, the CLAIMS RATIO increased to 79.8 (74.2) percent. This was primarily due to a one-time adjustment that had no effect upon earnings. An examination of cost allocations revealed that the share of expenses previously allocated for claims settlements was insufficient and had to be increased by 40 million euros. This drove up the claims ratio by 4 percentage points. In addition, claims from the collective health insurance business, which in Switzerland is carried in the property and casualty insurance segment, escalated, as did claims-related expenses in connection with the activities of what was formerly Allianz Schweiz.

     This extraordinary effect in turn resulted in an improvement in the EXPENSE RATIO, which fell to 27.2 (30.0) percent.

     Due to weak stock market performance, NET INVESTMENT INCOME fell significantly to 164 (330) million euros. This drop is also attributable to the fact that investment income in the preceding year was boosted by the divestiture of foreign shareholdings.

     As a result, EARNINGS after taxes deteriorated to 121 (199) million euros.

ALLIANZ SUISSE

                                                                        2001     2000     1999
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    1,244    1,160    1,101
Claims ratio................................................       %     79.8     74.2     78.5
Expense ratio...............................................       %     27.2     30.0     29.6
Earnings after taxes........................................    E mn    120.5    198.5    113.2
Investments.................................................    E mn    3,735    4,379    3,866
Employees...................................................            3,186    3,243    3,105

     Following the merger of our Swiss brands, the implementation of a common IT platform and substantial investment to reinforce our marketing organization, we expect sales and earnings in the CURRENT FISCAL YEAR to be considerably higher than in the preceding year.

     Sales by our ALLIANZ RISK TRANSFER (ART) company increased by 5.7 percent to 506 million euros. Most business volume originated from the sale of conventional reinsurance products. Income from the marketing of alternative risk transfer solutions stabilized at 102 million euros. ART provides comprehensive risk management solutions to companies in the service, financial and industrial sectors. These products combine both financial and insurance expertise. This highly profitable business segment now accounts for 20 percent of ART's total portfolio.

     Total EARNINGS after taxes fell to 34 (47) million euros, primarily as a result of the attack on the World Trade Center.

ART

                                                                        2001     2000     1999
                                                                        -----    -----    ----
Gross premiums..............................................    E mn      506      479     428
Claims ratio................................................       %     77.5     65.9    72.4
Expense ratio...............................................       %     26.2     31.4    23.0
Earnings after taxes........................................    E mn     34.3     47.0    29.1
Investments.................................................    E mn    1,139    1,043     894
Employees...................................................               28       28      12

GREAT BRITAIN

-- OUR CORNHILL SUBSIDIARY RANKS SIXTH IN THE BRITISH PROPERTY AND CASUALTY
   INSURANCE MARKET.

-- THIS SUBSIDIARY INCREASED ITS PREMIUM INCOME BY A SUBSTANTIAL 18.4 PERCENT TO
   2.5 BILLION EUROS.

     In local currency, we generated impressive SALES GROWTH of 21 percent. This growth was fueled by premium adjustments and substantial new business. We were able to achieve urgently needed premium increases in the area of automobile insurance as well as in other private and industrial lines.

     In combination with our selective underwriting policy in the area of industrial insurance, this resulted in a significant improvement in the CLAIMS RATIO, which dropped to 73.2 (83.5) percent.

     The EXPENSE RATIO also fell from 33.4 to 30.6 percent, primarily as a result of considerably higher sales.

     NET INVESTMENT INCOME dropped to 184 (259) million euros.

     Although EARNINGS after taxes improved noticeably to 69 million euros after a loss of 11 million euros in the preceding year, performance in the area of industrial insurance remains unsatisfactory.

CORNHILL

                                                                        2001      2000     1999
                                                                        -----    ------    -----
Gross premiums..............................................    E mn    2,492     2,104    1,944
Claims ratio................................................       %     73.2      83.5     80.9
Expense ratio...............................................       %     30.6      33.4     33.2
Earnings after taxes........................................    E mn     69.0    - 11.3     27.6
Investments.................................................    E mn    2,753     2,376    2,450
Employees...................................................            3,992     3,717    3,523

     For the CURRENT FISCAL YEAR, we expect moderate overall premium growth, further stabilization of earnings from private and commercial insurance and substantially higher returns in the area of industrial insurance.

SPAIN

-- ALLIANZ COMPANIA DE SEGUROS Y REASEGUROS, OUR PROPERTY AND CASUALTY INSURER,
   RANKS SECOND IN ITS MARKET.

-- THIS ALLIANZ COMPANY POSTED PREMIUM INCOME OF 1.3 BILLION EUROS.

     PREMIUM INCOME increased by a substantial 19.1 percent. After strategic reorientation and streamlining of our marketing organization in the preceding year, sales picked up considerably in 2001. With premium income growing by 21.8 percent, performance in the area of automobile insurance was particularly encouraging.

     The CLAIMS RATIO improved to 78.7 (81.1) percent. This is attributable to the risk-oriented premiums we have been able to introduce in recent years, resulting in a noticeable reduction in automobile insurance claims frequency.

     Following the successful integration of our Spanish companies and the further streamlining of workflows, the EXPENSE RATIO improved by an additional
2.6 percentage points to 21.2 percent.

SPAIN

                                                                        2001     2000      1999
                                                                        -----    -----    ------
Gross premiums..............................................    E mn    1,278    1,073     1,058
Claims ratio................................................       %     78.7     81.1      89.7
Expense ratio...............................................       %     21.2     23.8      25.0
Earnings after taxes........................................    E mn     31.7     40.7    - 13.6
Investments.................................................    E mn    1,420    1,459     1,546
Employees...................................................            2,030    2,159     2,102

     NET INVESTMENT INCOME however fell to 59 (92) million euros in 2001. EARNINGS after taxes decreased to 32 (41) million euros.

     In the CURRENT FISCAL YEAR, our Spanish insurer will not be able to maintain the high growth rate achieved in 2001. The claims and expense ratios are likely to show further improvement.

REST OF EUROPE

-- WE SELL PROPERTY AND CASUALTY INSURANCE IN THE NETHERLANDS, AUSTRIA, IRELAND,
   BELGIUM, PORTUGAL, LUXEMBOURG AND GREECE AND ARE PRESENT IN HUNGARY, SLOVAKIA, THE CZECH REPUBLIC AND POLAND. IN ADDITION, WE WRITE PROPERTY AND CASUALTY INSURANCE IN CROATIA, BULGARIA, RUMANIA AND RUSSIA.

-- IN MOST OF THESE COUNTRIES, OUR LOCAL COMPANIES RANK AMONG THE FIVE LEADING
   INSURERS.

     Total PREMIUM INCOME in the rest of Europe amounted to 4.3 (3.6) billion euros. Our largest sales were reported by the Netherlands with 873 million euros, followed by Austria with 844 million euros.

REST OF EUROPE

GROSS PREMIUMS BY COUNTRY

                                                                2001     2000     1999
                                                                -----    -----    -----
                                                                E MN     E MN     E MN
Netherlands.................................................      873      557      523
Austria.....................................................      844      831      810
Ireland.....................................................      738      563      493
Belgium.....................................................      391      393      373
Portugal....................................................      235      242      218
Luxembourg..................................................      176      133      119
Greece......................................................       62       75       96
Denmark.....................................................       --       41       41
                                                                -----    -----    -----
Subtotal Western and Southern Europe........................    3,319    2,835    2,673
                                                                -----    -----    -----
Hungary.....................................................      411      340      301
Czech Republic..............................................      173      181       88
Poland......................................................      137      116       61
Rumania.....................................................       71       18       --
Slovakia....................................................       45       47       42
Bulgaria....................................................       45       39       --
Croatia.....................................................       37       37       27
Russia......................................................       18       13       --
                                                                -----    -----    -----
Subtotal Central and Eastern Europe.........................      937      791      519
                                                                -----    -----    -----
TOTAL.......................................................    4,256    3,626    3,192
                                                                =====    =====    =====

     In Central and Eastern Europe, sales were up approximately 20 percent to 937 million euros, primarily due to further expansion of our automobile insurance business in Hungary. With a total market share of 8 percent, we continue to be the leading international insurer in this emerging region.

     EARNINGS after taxes improved to 112 (55) million euros. The main contributing factors were the return to profitability of our Austrian company and the strong performance of Allianz Hungaria.

     In Russia, we acquired a 45 percent interest in the Rosno insurance company coupled with an option to acquire a majority interest in this company in the future. This considerably strengthened our presence in this market. If the acquisition of the former government insurer in Slovakia is successful, we will move up to first place in this growth market.

     In the CURRENT FISCAL YEAR, we are planning to further expand the reach of our sales network and to reinforce our market position. Here too, we are aiming for profitable growth, which means that we make every effort to see to it that expansion of our activities does not jeopardize our earnings targets.

NAFTA REGION

-- OUR PROPERTY AND CASUALTY INSURANCE COMPANIES IN THE NORTH AMERICAN FREE
   TRADE ASSOCIATION (NAFTA) GENERATED SALES OF 6.8 BILLION EUROS.

-- FIREMAN'S FUND INSURANCE COMPANY (FFIC) AND ALLIANZ INSURANCE COMPANY (AIC)
   COVER THE U.S. MARKET.

-- ALLIANZ INSURANCE COMPANY OF CANADA SERVES THE CANADIAN MARKET.

-- IN MEXICO, WE ARE REPRESENTED BY ALLIANZ MEXICO COMPANIA DE SEGUROS S.A.

     PREMIUM INCOME in the NAFTA region increased by 5.1 percent to 6.8 billion euros (in local currency), with the U.S. market accounting for 90 percent of this figure. Premium income generated in this market rose by 8.9 percent to 6.2 billion euros.

     FFIC was by far the biggest source of sales in the United States, contributing 5.4 (4.8) billion euros. The growth of this company, 7.1 percent in local currency, is attributable to the following factors:

     -- we were able to achieve a significant increase in premiums in the areas of commercial and automobile insurance, primarily in the second half of the year. However, premiums remain less than adequate.

     -- we withdrew from business segments which we do not expect to produce a sustainable contribution to earnings. These divestitures involved premiums in the amount of 500 million U.S. dollars.

     -- new product lines in the areas of liability, marine and agricultural insurance performed very well.

     FFIC's accident year's claims ratio for 2001 improved by a substantial 12.7 percentage points to 80.1 percent. However, since we had to strengthen insurance reserves for the business segments we abandoned, this progress is reflected only partially in the calendars' year claims ratio, which improved from 88.6 to 84.7 percent.

     Net investment income of FFIC was depressed by substantially lower realized gains and write-offs on investments.

     This increased the loss of this property and casualty insurer to 357 million euros.

     FFIC's new management is making an all-out effort to bring the company back to profitability. Unprofitable product lines are being removed from the market. Further radical corrections in the company's portfolio, higher premiums and an extremely restrictive underwriting policy are expected to get this company back on track. At the same time, FFIC is expanding profitable lines such as agricultural insurance and group business. Its organizational structures are being thoroughly streamlined.

FIREMAN'S FUND INSURANCE COMPANY

                                                                       2001       2000      1999
                                                                      -------    ------    ------
Gross premiums............................................    E mn      5,366     4,849     4,414
Claims ratio..............................................       %       84.7      88.6      79.5
Expense ratio.............................................       %       29.6      30.3      26.9
Earnings after taxes......................................    E mn    - 356.7      39.5     375.6
Investments...............................................    E mn     12,053    10,928    11,427
Employees.................................................              7,093     8,437     9,031

     Premium income of AIC, a company specializing in business with high-volume customers, decreased by 1.6 percent in local currency. Converted to euros, this decline translates into a slight improvement to 687 (675) million euros. AIC felt the effect of the attack on the World Trade Center more than any other company in the Allianz Group and ended the year with a loss of 472 million euros.

     Allianz Canada recorded premium income in the amount of 539 (516) million euros. Sales in Mexico stagnated at 136 million euros.

NAFTA REGION

                                                                       2001        2000      1999
                                                                     ---------    ------    ------
Gross premiums...........................................    E mn        6,822     6,300     5,636
Claims ratio.............................................       %         99.9      87.9      80.5
Expense ratio............................................       %         29.2      29.6      26.6
Earnings after taxes.....................................    E mn    - 1,029.9    - 86.1     343.1
Investments..............................................    E mn       20,398    18,000    14,555
Employees................................................                8,585     9,976    10,347

     The CLAIMS RATIO for all our companies in the NAFTA region jumped to 99.9 (87.9) percent due to the fact that effects of the September 11 attack are reflected in the 2001 financial statements.

     The EXPENSE RATIO improved slightly by 0.4 percentage points to 29.2 percent.

     All in all, the downturn of the financial markets and the aftermath of the attack on New York resulted in a LOSS of 1.0 billion euros for our activities in the NAFTA region.

ASIA-PACIFIC REGION

-- WE ARE REPRESENTED BY SUBSIDIARIES OR JOINT VENTURES IN ALMOST ALL MARKETS IN
   THIS REGION, WHICH HOLDS CONSIDERABLE POTENTIAL FOR GROWTH.

-- OUR TOTAL SALES IN THE ASIA-PACIFIC REGION AMOUNTED TO 1.3 BILLION EUROS.

     PREMIUM INCOME increased significantly in almost all markets in which we are active.

     The sizeable jump in the premium income of our Australian company from 0.6 to 1.0 billion euros is attributable to the acquisition of an insurance portfolio from HIH. Competition in the Australian market remains intense. Nevertheless, it was possible to improve the claims ratio by 3.4 percentage points to 83.3 percent. At the same time, the expense ratio deteriorated due to high expenses for upgrading the IT system in connection with the integration of HIH. Earnings after taxes in Australia dropped to 5 (35) million euros.

     In the other markets in this region, we were able to continue our success of the previous year and generated earnings after taxes of 6 million euros.

     Together, our companies in the Asia-Pacific region reported EARNINGS after taxes of 11 (39) million euros.

ASIA-PACIFIC REGION

GROSS PREMIUMS BY COUNTRY

                                                                2001     2000    1999
                                                                -----    ----    ----
                                                                E MN     E MN    E MN
Australia...................................................    1,048    557     591
Taiwan......................................................       89     83      26
Indonesia...................................................       55     40      28
Malaysia....................................................       48     --      --
Japan.......................................................       46     47      39
China.......................................................       35     26      18
Singapore...................................................       17     23      13
Laos........................................................        6      5      --
                                                                -----    ---     ---
TOTAL.......................................................    1,344    781     715
                                                                =====    ===     ===

SOUTH AMERICA

-- IN SOUTH AMERICA, WE ARE PRESENT IN ARGENTINA, BRAZIL, CHILE, COLOMBIA AND
   VENEZUELA.

-- TOTAL PREMIUM INCOME IN THESE COUNTRIES AMOUNTED TO 962 MILLION EUROS.

     Brazil contributed 355 million euros in PREMIUM INCOME to rank first in South America. Colombia followed, with sales of 267 million euros.

     The CLAIMS RATIO in South America improved substantially to 63.7 (70.9) percent. The primary reasons for this were the successful restructuring of our automobile insurance activities in Colombia and Venezuela as well as premium increases in all property lines in the region.

     The EXPENSE RATIO increased to 39.7 (34.8) percent, driven by restructuring expenses at our company in Chile.

     In fiscal 2001, our companies in Chile and Colombia reported losses totaling 9 million euros. However, this represented a considerable improvement over the preceding year. In other countries, notably in Brazil, earnings showed substantial improvement. This put us back in the black in this region, where we showed a loss of 27 million euros the previous year. In 2001, EARNINGS after taxes amounted to 29 million euros.

SOUTH AMERICA

GROSS PREMIUMS BY COUNTRY

                                                                2001    2000    1999
                                                                ----    ----    ----
                                                                E MN    E MN    E MN
Brazil......................................................    355     390     398
Colombia....................................................    267     165      --
Argentina...................................................    138     126      97
Venezuela...................................................    126     134     126
Chile.......................................................     76      76      76
                                                                ---     ---     ---
TOTAL.......................................................    962     891     697
                                                                ===     ===     ===

OTHER MARKETS

     We also serve the property and casualty insurance markets in the West African countries of Benin, Burkina Faso, Ivory Coast, Gabon, Cameroon, Mai, Senegal and Togo through the companies of AGF Athena Afrique. AGF Athena Afrique ranks among the five leading providers in this region.

CREDIT INSURANCE

-- We provide global credit insurance through the companies of our EULER and Hermes groups.

-- We rank either first or second in 17 of the 29 markets we serve.

-- With an overall market share of 36 percent, we are the world's leading credit insurer.

-- EULER concentrates its activities on France, Great Britain, Italy, Belgium,
   Spain, the Netherlands, Luxembourg, the U.S., Canada and Latin America.

-- Hermes is the group company responsible for credit insurance in Germany, Switzerland, Austria, Scandinavia, Central and Eastern Europe, Portugal and the Asia-Pacific region.

-- In addition, EULER handles our factoring activities, and Hermes is responsible for bond insurance and insurance against breaches of confidence worldwide.

     PREMIUM INCOME amounted to 1.6 billion euros, down just 1.4 percent from the preceding year. This was due to the fact that in 2001 income from service contracts was no longer treated as premium income but rather as other income. Without this change, premium income would have shown a 7.6 percent increase.

     This accounting change also had a considerable effect on the CLAIMS RATIO, which deteriorated from 46.6 to 68.0 percent. Without the change, the claims ratio, which was unfavorably impacted by a large number of major losses, would have risen to 58.6 percent.

     The EXPENSE RATIO was also depressed by these accounting changes. It jumped to 44.0 percent from a very positive 35.9 percent in the preceding year. Without the changes, it would only have risen to 37.9 percent.

     Losses and costs combined also to reduce EARNINGS after taxes, which amounted to 90 (158) million euros.

CREDIT INSURANCE

                                                                        2001     2000     1999
                                                                        -----    -----    -----
Gross premiums..............................................    E mn    1,589    1,611    1,534
Claims ratio................................................       %     68.0     46.6     51.5
Expense ratio...............................................       %     44.0     35.9     36.7
Earnings after taxes........................................    E mn     90.5    157.5    122.7
Investments.................................................    E mn    2,562    2,825    2,694
Employees...................................................            5,849    5,613    5,178

     In the CURRENT FISCAL YEAR, we will combine the activities of our two credit insurance companies under EULER & HERMES S.A. As the leading credit insurer worldwide, this will enable us to achieve the greatest possible synergies, which, among other factors, will be generated by a uniform market presence, the pooling of administrative services and IT operations and the exchange of experience and expertise.

TRAVEL INSURANCE AND ASSISTANCE SERVICES

-- With sales of 910 million euros, the Mondial Assistance Group ranks among the leading service providers in this market segment.

-- In the course of the reporting period, we strengthened our position in assistance services in the Asia-Pacific region by acquiring World Care Assist in Australia and Auto Assist in Thailand.

     SALES grew by a total of 13.2 percent. In travel insurance, premiums were up 11.6 percent to 732 million euros. Fees from assistance services rose to 178 million euros, an increase of 20.1 percent. This improvement was primarily due to the first-time consolidation of our U.S. subsidiary World Access over the full fiscal year and to the integration of two newly acquired service providers, World Care Assist and Auto Assist. After restatement to exclude these one-time effects, assistance revenues were up 7.0 percent.

     Together with its subsidiaries, Mondial Assistance provides assistance services in 28 countries. A tightly-knit network of partners ensures first-rate customer service around the globe. Mondial Assistance has approximately 6,500 employees. One of its strengths is its business with institutional clients, primarily travel operators and insurance companies as well as banks and carmakers. In 2001, Mondial Assistance arranged assistance for customers of these business partners in 180 countries.

     The CLAIMS RATIO in the travel insurance business rose only slightly to
64.4 (63.2) percent. The EXPENSE RATIO, however, once again showed substantial improvement, going from 36.5 to 33.4 percent. This positive development was accelerated by the regrouping of our activities in the Mondial Assistance Group, which had already produced noticeable improvements in the preceding year.

     Taken together, travel insurance and assistance services generated after-tax EARNINGS of 2.7 (24) million euros. This sharp decline is attributable to lower investment income and higher expenses for assistance services.

TRAVEL INSURANCE AND ASSISTANCE SERVICES

                                                                        2001     2000     1999
                                                                        -----    -----    -----
Gross premiums..............................................    E mn      732      656      581
Claims ratio................................................       %     64.4     63.2     63.1
Expense ratio...............................................       %     33.4     36.5     44.2
Earnings after taxes........................................    E mn      2.7     23.5     22.9
Investments.................................................    E mn      445      416      502
Employees...................................................            6,498    5,456    4,006

     For the CURRENT FISCAL YEAR, we once again expect double-digit growth in sales volumes and substantial improvement in earnings.

LIVE AND HEALTH INSURANCE

OVERVIEW

                                                                    2001       2000       1999
                                                                   -------    -------    -------
Total sales............................................    E mn     33,687     31,025     25,248
Gross premiums.........................................    E mn     20,145     20,239     18,473
Expense ratio..........................................       %       20.2       17.4       16.4
Investment income......................................    E mn      8,565     14,044     12,994
Net income.............................................    E mn        229        625        392
Investments............................................    E mn    212,757    211,798    198,890
Insurance reserves.....................................    E mn    215,217    208,829    196,071

                       TOTAL SALES(*)                            2001       2000       1999
                       --------------                           -------    -------    -------
                                                                 E MN       E MN       E MN
Germany.....................................................     11,672     11,681     11,429
France......................................................      4,864      5,558      4,179
Italy.......................................................      5,944      4,490      2,986
Switzerland.................................................      1,174      1,053      1,127
Spain.......................................................        940        767        440
Rest of Europe..............................................      1,871      1,612      1,533
U.S.A.......................................................      4,982      3,681      2,635
South America...............................................        356        469        176
Asia-Pacific Region.........................................      1,817      1,733        764

------------

(*) Before cross-border consolidation

-- Total sales increased by 8.6 percent to 33.7 billion euros.

-- Sales of investment-oriented life insurance products included in the total rose to 13.5 billion euros.

-- Net investment income decreased by 39 percent to 8.6 billion euros.

-- Reported net income fell 63 percent to 229 million euros.

                  EARNINGS AFTER TAXES(*)                       2001    2000    1999
                  -----------------------                       ----    ----    ----
                                                                                 E
                                                                E MN    E MN     MN
Germany.....................................................     127     514     268
France......................................................      97     400     224
Italy.......................................................     261     281     211
Switzerland.................................................    - 17      43      34
Spain.......................................................      28      51       8
Rest of Europe..............................................      12      97      94
U.S.A. .....................................................    - 24     133    - 10
South America...............................................    - 20    - 30       3
Asia-Pacific Region.........................................     - 5    - 66      29

------------

(*) Earnings after taxes, before amortization of goodwill and minority interests, net of extraordinary tax items in 2000

                       INVESTMENTS(*)                            2001       2000       1999
                       --------------                           -------    -------    -------
                                                                 E MN       E MN       E MN
Germany.....................................................    117,199    121,260    116,131
France......................................................     43,313     43,625     41,263
Italy.......................................................     15,122     14,977     14,092
Switzerland.................................................      8,066      8,213      7,408
Spain.......................................................      3,564      2,776      2,473
Rest of Europe..............................................      9,335      9,278      9,021
U.S.A. .....................................................     11,825      8,179      6,182
South America...............................................        389        424        262
Asia-Pacific Region.........................................      3,945      3,241      3,174

------------

(*) 2001 excluding own used real estate

     Total life and health insurance sales increased by 8.6 percent to 33.7 billion euros. Over 40 percent of this total derived from investment-oriented products, mainly unit-linked life insurance. Despite the state of the capital markets, we were able to increase sales of these products by 25.6 percent to
13.5 billion euros. Disregarding effects of consolidation and currency translation, sales increased by 7.8 percent.

     In many countries -- especially Italy, France and the U.S. -- the sale of investment-oriented products has already surpassed that of traditional life insurance products. Although growth slowed in fiscal 2001, mainly as a result of poor stock market performance, we expect above-average growth in the fund-linked life insurance business in the years to come. The fact that the underlying funds of these products are to an increasing extent funds of our own Asset Management division will give the investment-oriented business an additional boost.

     The following table shows sales generated by investment-oriented products in the various countries.

SALES OF INVESTMENT-ORIENTED PRODUCTS

                                                                 2001      2000     1999
                                                                ------    ------    -----
                                                                 E MN      E MN     E MN
Italy.......................................................     4,608     3,036    1,533
U.S.A.......................................................     3,504     2,216    1,102
France......................................................     3,308     3,261    2,721
Switzerland.................................................       590       529      497
South Korea.................................................       583       759      349
Netherlands.................................................       252       194      227
Great Britain...............................................       207       207      207
Belgium.....................................................       105       115       68
Spain.......................................................        61       235       19
Other countries.............................................       324       234       52
                                                                ------    ------    -----
TOTAL.......................................................    13,542    10,786    6,775
                                                                ======    ======    =====

     In IAS accounts, which reflect sales of investment-oriented products only to a limited extent, premium income decreased slightly by 0.5 percent to 20.1 billion euros. When evaluating the stagnation of the traditional life insurance business, it should be noted that in the previous year our French subsidiary AGF sold a group contract with a non-recurring premium of 800 million euros. Disregarding this one-time effect, growth of these products reached a satisfactory level of 3.6 percent. This increase was primarily generated by life insurance sales in the U.S. -- for the most part annuity insurance -- and the successful launch of new products in South Korea.

     The expense ratio for total sales (including investment-oriented products) increased slightly from 11.4 to 12.1 percent. In IAS accounts, the expense ratio increased by 2.8 percentage points to 20.2 percent.

     Net investment income was depressed by extremely weak capital markets and decreased substantially by 5.5 to 8.6 billion euros. For this reason, the share of profit allocated to our customers was considerably lower than in the previous year. On the whole, benefits to our customers fell from 26.4 billion euros to
22.0 billion euros, even though higher payments for maturities, surrenders and pensions were made in several countries. The lower investment income thus had a lesser impact on net income.

     Earnings before taxes and amortization of goodwill fell by 68 percent to
0.6 billion euros. After amortization of goodwill, taxes and minority interests, net income amounted to 229 million euros, down 63 percent from 625 million euros a year earlier.

GERMANY

-- IN THIS MARKET, WE OFFER LIFE INSURANCE PRODUCTS THROUGH ALLIANZ
   LEBENSVERSICHERUNGS AG, DEUTSCHE LEBENSVERSICHERUNGS-AG AND VEREINTE LEBENSVERSICHERUNG AG.

-- VEREINTE KRANKENVERSICHERUNG AG IS OUR HEALTH INSURER.

-- TOTAL PREMIUMS WRITTEN OF THESE COMPANIES AMOUNTED TO 11.7 BILLION EUROS.

-- WE ARE THE MARKET LEADER IN LIFE INSURANCE AND NUMBER THREE IN HEALTH
   INSURANCE.

     Total PREMIUM INCOME can be divided as follows: life insurance business accounted for 9.0 billion euros or 77 percent, while the sale of health insurance products contributed 2.7 billion euros or 23 percent. Total segment sales remained at the same level as for the previous year.

LIFE INSURANCE

     The PREMIUM INCOME of our German life insurance companies decreased by 1.2 percent to 9.0 billion euros. This hiatus after many years of continuous growth is attributable to two factors:

     -- on the one hand, the number of contracts reaching maturity increased substantially.

     -- on the other hand, marketing capacities were to a great extent tied up by the sale of so-called "Riester products" (named after labor minister Walter Riester), which require extensive advising services. This led to the sale of over 320,000 contracts in this area of provision, most of which, however, will not generate premium income until 2002.

     With a growth rate of 25.3 percent in new regular premiums, Allianz Leben clearly outperformed the market, which grew by an average of only 15.9 percent. However, due to a high-volume contract concluded in the previous year, single-payment premiums dropped by 8.2 percent. Annuity insurance now accounts for approximately two-thirds of new business with regular premium payments and over 90 percent of single-premium contracts.

     The business in force -- based on the amounts insured -- increased by 2.8 percent to 228.4 billion euros. The number of insurance contracts decreased by
1.3 percent.

     The cancellation rate was maintained at a very low level of 3.6 (3.4) percent.

     Acquisition costs were inflated by the boom in new business. Since premium income dropped slightly during the same period, the EXPENSE RATIO increased to
13.7 (11.1) percent. Administrative costs improved slightly to 2.4 percent and thus continue to stay clearly below the market average.

     INVESTMENTS fell to 106.4 billion euros in 2001. Net investment income, which was depressed by developments on the capital markets, amounted to 4.5 (8.1) billion euros.

     EARNINGS after taxes dropped to 65 (467) million euros.

ALLIANZ LEBENSVERSICHERUNGS AG, VEREINTE LEBENSVERSICHERUNG AG, DEUTSCHE LEBENSVERSICHERUNGS-AG

                                                                    2001       2000       1999
                                                                   -------    -------    -------
Total sales............................................    E mn      8,981      9,094      8,916
Gross premiums.........................................    E mn      8,969      9,094      8,916
Expense ratio..........................................       %       13.7       11.1        8.5
Earnings after taxes...................................    E mn       64.7      466.6      226.1
Investments............................................    E mn    106,425    111,805    106,493
Employees..............................................              6,440      6,159      6,158

     In the CURRENT FISCAL YEAR, Allianz Leben will considerably expand its business in statutory, state-supported private and corporate retirement products. In the first months of sales, the company captured a market share of over 20 percent with these products. As the leading full-service provider of corporate retirement provision products, it intends to offer all available options. In addition to the current pension scheme, a pension fund will be introduced. Allianz scored an initial big success by assuming leadership of the consortium set up to establish the "MetallRente" pension institution for the metal-working and electrical industries.

HEALTH INSURANCE

     PREMIUM INCOME of Vereinte Krankenversicherung AG increased by 4.1 percent to 2.7 billion euros. The 4.8 percent growth of premium income from the core health insurance business resulted from new business and from the adjustment of premiums to reflect higher health care costs. In mandatory care insurance, for which the same conditions apply throughout the market, premium income fell by 3.0 percent. This decrease was caused by lower rates.

     The number of persons insured increased slightly by 0.4 percent to 2.27 million.

     Despite enhanced claims management, payouts rose to 1.9 billion euros (plus
6.8 percent) in 2001. As a result, the CLAIMS RATIOincreased to 73.1 (71.6) percent.

     The EXPENSE RATIO increased slightly to 9.9 (9.4) percent.

     Due to lower realized gains, NET INVESTMENT INCOME fell to 275 (457) million euros.

     EARNINGS after taxes rose to 48 (34) million euros. This increase is primarily due to an adjustment of deferred tax assets and liabilities to the future projected fiscal situation of Vereinte Kranken.

VEREINTE KRANKENVERSICHERUNG AG

                                                                         2001      2000     1999
                                                                        ------    ------    -----
Gross premiums..............................................    E mn     2,691     2,587    2,513
Claims ratio................................................       %      73.1      71.6     70.6
Expense ratio...............................................       %       9.9       9.4     10.7
Earnings after taxes........................................    E mn      48.0      34.1     42.2
Investments.................................................    E mn    10,940    10,549    9,848
Employees...................................................             3,926     3,836    4,121

     For the CURRENT FISCAL YEAR, Vereinte Krankenversicherung AG expects to increase its sales by about 6 percent. The company continues to invest in streamlining the workflow of its in-house and field services departments. Efforts to reduce the claims ratio focus on benefits and health management. For the time being, however, continued cost increases in health care are limiting the potential for further improvement.

ITALY

-- WE HAVE AN EXCELLENT POSITION IN THE ITALIAN LIFE INSURANCE MARKET WITH THE
   RAS GROUP AND LLOYD ADRIATICO.

-- TOGETHER, THEY INCREASED THEIR SALES TO 5.9 BILLION EUROS.

-- THIS RANKS THEM NUMBER TWO IN THE ITALIAN MARKET.

     Total sales increased by 32.4 percent. The RAS Group reported PREMIUM INCOME of 5 billion euros and Lloyd Adriatico 0.9 billion euros. Premium income in IAS accounts, which includes only a small fraction of investment-oriented life insurance products, amounted to 1.3 billion euros. The sales successes of our companies increased our share of the Italian health insurance market from
11.1 to 13.5 percent.

     This growth was mainly attributable to bank-based sales of fund-linked life insurance products (bancassurance).

     -- A significant share of the high sales volume came from the ongoing expansion of the cooperation agreement with the Unicredito Group. The number of branch banks selling life insurance products increased substantially. This channel enabled us to increase premium income to 3.4 billion euros.

     -- At the same time, Banca Antoniana Veneta Popolare Vita, a Lloyd
        Adriatico bancassurance joint venture, once again performed extremely well. The company boosted its sales by 53 percent to 542 million euros.

     The EXPENSE RATIO increased to 22.5 (14.8) percent.

     Higher depreciation and lower realized gains reduced NET INVESTMENT INCOME to 842 (963) million euros.

     EARNINGS after taxes decreased to 261 (281) million euros.

ITALY

                                                                        2001      2000      1999
                                                                       ------    ------    ------
Total sales................................................    E mn     5,944     4,490     2,986
Gross premiums.............................................    E mn     1,336     1,454     1,453
Expense ratio..............................................       %      22.5      14.8      16.7
Earnings after taxes.......................................    E mn     260.7     281.4     211.2
Investments................................................    E mn    15,122    14,977    14,092

     The demand for fund-linked life insurance products continues to increase in the CURRENT FISCAL YEAR. The marketing agreement with the Unicredito Group and the dynamic development of Antoniana Veneta Popolare Vita will further strengthen our position in this growth market.

FRANCE

-- THE AGF GROUP RANKS SIXTH IN THE FRENCH LIFE INSURANCE MARKET.

-- IN HEALTH INSURANCE, WE RANK SECOND IN FRANCE.

-- TOTAL LIFE INSURANCE SALES AMOUNTED TO 4.9 BILLION EUROS.

     With a decline of 12.5 percent, our French companies shifted into reverse and posted a drop in sales, which is essentially attributable to two factors:

     -- sales of our investment-oriented products suffered from the volatility and general weakness of the capital markets, but fared better than the market as a whole.

     -- in fiscal 2000, we acquired a major group contract involving the off-balance sheet treatment of the pension provisions of an industrial company. This contract alone brought us 800 million euros in non-recurring income for which there is no equivalent on our books in 2001.

     Premium income in IAS accounts amounted to 1.6 billion euros. Disregarding the one-time effect of the group contract in the previous year, this represents a 3.9 percent increase over fiscal 2000.

     The EXPENSE RATIO increased to 52.0 (27.6) percent, which resulted from the fact that the high premium income from the group contract in the previous year was also a non-recurring item.

     NET INVESTMENT INCOME decreased substantially to 1.3 (2.5) billion euros.

     This development also had an effect on after-tax EARNINGS which, after reaching an exceptional peak of 400 million euros in the previous year, dropped to 97 million euros.

FRANCE

                                                                        2001      2000      1999
                                                                       ------    ------    ------
Total sales................................................    E mn     4,864     5,558     4,179
Gross premiums.............................................    E mn     1,556     2,297     1,458
Expense ratio..............................................       %      52.0      27.6      36.0
Earnings after taxes.......................................    E mn      97.4     399.7     224.1
Investments................................................    E mn    43,313    43,625    41,263

     In the CURRENT FISCAL YEAR, the demand for investment-oriented life insurance and savings products will again depend to a great extent on the development of the capital markets. Insofar as marketing and product range are concerned, we are well equipped to address our customers' needs for insurance and retirement provision.

SWITZERLAND

-- IN SWITZERLAND, OUR FORMER COMPANIES WERE REGROUPED TO FORM ALLIANZ SUISSE
   LEBENSVERSI-CHERUNGSGESELLSCHAFT.

-- THE NEW COMPANY RANKS SIXTH IN THE SWISS MARKET WITH ANNUAL SALES OF 1.2
   BILLION EUROS.

     Total PREMIUM INCOME increased by 11.5 percent. This growth is primarily attributable to group business with a high percentage of single-payment premiums, while sales of individual life insurance policies continued to develop very slowly.

     Since business with predominantly investment-oriented life insurance products grew disproportionately, the EXPENSE RATIO, which is calculated exclusively on the basis of IAS sales, deteriorated to 22.6 (9.9) percent.

     Since realized gains were significantly lower and INVESTMENTS (mainly stocks) had to be substantially revaluated, net investment income dropped from 424 to 220 million euros.

     This resulted in an after-tax LOSS amounting to 17 million euros in our IAS accounts, after earnings of 43 million euros in the previous year.

ALLIANZ SUISSE

                                                                         2001     2000     1999
                                                                        ------    -----    -----
Total sales.................................................    E mn     1,174    1,053    1,127
Gross premiums..............................................    E mn       584      524      630
Expense ratio...............................................       %      22.6      9.9     12.0
Earnings after taxes........................................    E mn    - 17.1     42.6     33.9
Investments.................................................    E mn     8,066    8,213    7,408

     The situation in Switzerland will continue to remain difficult in the CURRENT FISCAL YEAR. The statutory guaranteed interest of 4 percent in the group plan business cannot be generated from current investment income. Substantial capital gains can hardly be expected as long as the present situation in the capital markets remains unchanged. If there is no significant and long-term improvement of the regulatory environment for our activities in Switzerland, we may have to revise our strategy.

SPAIN

-- IN SPAIN, OUR LIFE INSURANCE ACTIVITIES ARE HANDLED BY ALLIANZ SEGUROS AND
   EUROVIDA, A BANC-ASSURANCE JOINT VENTURE.

-- TOGETHER, THEY RECORDED PREMIUM INCOME OF 940 MILLION EUROS.

-- THEY RANK EIGHTH IN THE SPANISH MARKET.

     Total sales increased by 22.6 percent. This increase would have been even more substantial were it not for the fact that Allianz Seguros sold two group contracts in the preceding year with non-recurring premiums that do not reappear in the 2001 financial statements. Private customers clearly showed growing demand for life insurance products with guaranteed interest. With these products, we achieved a growth rate of 60.3 percent, which is a result of our optimized marketing structure in Spain, as well as the measures taken to increase the productivity of our sales force. Fund-linked contracts without guaranteed interest, however, were less popular, which prevented our Eurovida bancassurance joint venture from repeating last year's rapid growth.

     The EXPENSE RATIO improved to 4.2 (8.9) percent, clearly reflecting the savings resulting from the integration of our Spanish companies and high-volume pension contracts signed in the course of the year.

     EARNINGS after taxes substantially decreased to 28 (51) million euros.

SPAIN

                                                                        2001     2000     1999
                                                                        -----    -----    -----
Total sales.................................................    E mn      940      767      440
Gross premiums..............................................    E mn      879      532      421
Expense ratio...............................................       %      4.2      8.9      9.3
Earnings after taxes........................................    E mn     27.5     50.7      8.2
Investments.................................................    E mn    3,564    2,776    2,473

     We are continuing to expand our network of financial advisors in Spain in the CURRENT FISCAL YEAR. In addition to funds, all types of life insurance are offered. This additional marketing channel is expected to give our business a further boost.

REST OF EUROPE

     Total SALES of life and health insurance in the other European markets amounted to 1.9 billion euros. In many countries we once again achieved double-digit growth rates, especially through sales of investment-oriented products. Premium income in IAS accounts increased to 1,148 (971) million euros.

     EARNINGS after taxes dropped substantially to 12 (97) million euros. To a great extent, this was attributable to sharply lower earnings in Belgium. Due to a substantial decrease in investment income, our Belgian company recorded a loss of 21 million euros.

REST OF EUROPE

TOTAL SALES BY COUNTRY

                                                                2001     2000     1999
                                                                -----    -----    -----
                                                                E MN     E MN     E MN
Belgium.....................................................      421      414      362
Netherlands.................................................      409      270      326
Great Britain...............................................      337      344      324
Austria.....................................................      282      268      251
Luxembourg..................................................      129      100       70
Greece......................................................       71       74       82
Portugal....................................................       69       65       64
                                                                -----    -----    -----
Subtotal Western and Southern Europe........................    1,718    1,535    1,479
                                                                -----    -----    -----
Hungary.....................................................       53       52       39
Poland......................................................       38       24       15
Czech Republic..............................................       35       --       --
Slovakia....................................................       16       --       --
Croatia.....................................................        8       --       --
Bulgaria....................................................        3        1       --
                                                                -----    -----    -----
Subtotal Central and Eastern Europe.........................      153       77       54
                                                                -----    -----    -----
TOTAL.......................................................    1,871    1,612    1,533
                                                                =====    =====    =====

U.S.A.

-- ALLIANZ LIFE OF NORTH AMERICA IS OUR LIFE INSURER IN THE UNITED STATES OF
   AMERICA.

-- TOTAL SALES INCREASED BY 35.3 PERCENT TO 5.0 BILLION EUROS.

-- APPRECIATION OF THE U.S. DOLLAR WITH RESPECT TO THE EURO CONTRIBUTED 4.3
   PERCENT OF GROWTH.

     In original currency, total SALES increased by 31 percent.

     The most important business segment for Allianz Life, annuity insurance, continued its dynamic performance with a growth rate of 38.7 percent. Our recovery program in the fund-linked annuity business began producing results; for the first time since 1997, we expanded our portfolio, and new business is picking up. Life reinsurance is also performing very well. Premium income in this segment amounted to 424 (366) million euros.

     The EXPENSE RATIO increased slightly to 49.2 (48.2) percent, primarily as a result of our intensive efforts to stimulate sales of fund-linked annuity insurance.

     Lower realized gains and considerably higher depreciation depressed net INVESTMENT income to 468 (568) million euros.

     Earnings were impacted not only by lower investment income but also by the cost of financing our substantial new business. All in all, we recorded an after-tax LOSS of 24 million euros, after earnings of 133 million euros in the previous year.

ALLIANZ LIFE

                                                                         2001     2000     1999
                                                                        ------    -----    -----
Total sales.................................................    E mn     4,982    3,681    2,635
Gross premiums..............................................    E mn     1,478    1,465    1,533
Expense ratio...............................................       %      49.2     48.2     40.2
Earnings after taxes........................................    E mn    - 23.7    132.6    - 9.5
Investments.................................................    E mn    11,825    8,179    6,182
Employees...................................................             1,750    1,435    1,083

     We are continuing to expand our marketing channels and to promote sales of fund-linked life insurance in the CURRENT FISCAL YEAR.

ASIA-PACIFIC REGION

-- WE ALSO SUPPLY LIFE AND HEALTH INSURANCE IN ASIA AND ARE STEADILY EXPANDING
   OUR BUSINESS IN THE RAPIDLY DEVELOPING MARKETS OF THIS REGION.

     With a total sales volume of 1.6 billion euros, our biggest company in this region is Allianz First Life in South Korea. Having posted after-tax earnings of 26 million euros, this company generated a profit following a loss of 39 million euros the year before.

     In Indonesia, we offer life and health insurance. In Malaysia, we sell life insurance through our subsidiary Allianz Life Insurance Malaysia Berhad. We also operate life insurance joint ventures in Taiwan, Thailand, China, the Philippines and (since 2001) India. In Singapore and Pakistan, we only underwrite health insurance.

     Gross premium income in IAS accounts amounted to a total of 1.2 billion euros, of which 1.1 billion euros originated from South Korea.

     EARNINGS after taxes also improved for the region as a whole. The loss of 66 million euros in the previous year was reduced to 5 million euros. Earnings were negatively impacted by our company in Taiwan, which, in an extremely difficult business climate, reduced its losses but has not yet crossed the profitability threshold.

OTHER MARKETS

     We also sell life insurance in Brazil, Colombia, Chile, Argentina and Venezuela. Total SALES in these countries amounted to 356 million euros.

SOUTH AMERICA

TOTAL SALES BY COUNTRY

                                                                2001    2000    1999
                                                                ----    ----    ----
                                                                E MN    E MN    E MN
Brazil......................................................    178     208     154
Colombia....................................................    107     195      --
Chile.......................................................     61      59      22
Argentina...................................................      9       7      --
Venezuela...................................................      1      --      --
                                                                ---     ---     ---
Total.......................................................    356     469     176
                                                                ===     ===     ===

     Following the takeover of the Dresdner Bank Group, our report now also includes a "banking" segment. This segment covers all Allianz Group banking activities, including the new "mobile investment advisor" marketing channel currently being established. However, our banking business is primarily comprised of the Dresdner Bank Group, which was integrated into the financial statements of Allianz Group as of July 23, 2001. This segment does not include the Dresdner Bank Group asset management activities, which are covered by our asset management segment.

     The year 2001 was an extremely difficult year for financial institutions, and this applies both to banks operating at the national level as well as institutions operating at the global level. Worldwide recession, weak capital markets and the terrorist attack on the United States severely depressed earnings in the lending business. The banking business of Allianz also suffered from these influences.

                          OVERVIEW                                       2001      2000
                          --------                                      -------    -----
Net interest and current income.............................    E mn      2,363      318
Net fee and commission income...............................    E mn      1,290     - 61
Trading income..............................................    E mn        244        7
Other income/expenses.......................................    E mn        248     - 14
Administrative expenses.....................................    E mn    - 3,261    - 113
Cost income ratio...........................................       %         83       48
Loan loss provisions........................................    E mn      - 588     - 21
Net income..................................................    E mn      - 220      101
Loans and advances to customers and banks...................    E bn        277       14
Liabilities to customers and banks..........................    E bn        307        9

     Interest-earning business suffered from persistently low interest levels and intensive competition with respect to conditions. Net interest income amounted to 2.4 billion euros.

     We fully audited the loan portfolio. At year-end, total loan loss provisions amounted to 8.1 billion euros or 3.9 percent of total loans outstanding.

     Commission income suffered from the reluctant attitude of customers in the securities and issuing areas. Net fee and commission income amounted to 1.3 billion euros.

     Earnings in the trading business were conditioned by two opposing trends: in the bond, currency and precious metals business, we generated positive results; this also applies to trading in other financial instruments, primarily derivatives. Stock trading, however, produced a loss. Total trading income amounted to 244 million euros.

     We incurred administrative expenses of 3.3 billion euros. Above all, administrative expenses were inflated by bonus guarantees from the previous year. Although our cost-containment program began producing results, these will not be reflected in our financial statements until fiscal 2002.

     The net total of other income and expenses amounts to 248 million euros. This includes income of nearly one billion euros from management of equity investments and expenses for realignment of the Dresdner Bank totaling 338 million euros.

     Total earnings before taxes and amortization of goodwill amounted to 297 million euros. After amortization of goodwill, taxes and minority interests, a loss of 220 million euros was incurred. The Dresdner Bank Group accounted for 213 million euros of this loss. Given this performance, we clearly missed our original targets in the banking sector in 2001.

PRIVATE CUSTOMERS

     Business with private customers was depressed by weak securities markets throughout the year 2001. Particularly affected by the bear market were commission-based financial services. While our restructuring program succeeded in slowing down runaway costs, it was not possible to compensate for the significant drop in income. We set up loan loss provisions of 177 million euros. As a result, our business with private customers produced an after-tax loss of 111 million euros.

                     PRIVATE CUSTOMERS                                   2001      2000
                     -----------------                                  -------    -----
Total income................................................    E mn      1,443      165
Loan loss provisions........................................    E mn      - 177      - 4
Total expenses..............................................    E mn    - 1,400    - 136
Earnings after taxes........................................    E mn      - 111       25
Cost-income ratio...........................................       %         97       82

CORPORATE & MARKETS

     The results of the Corporate & Markets division were negatively impacted by the difficult situation in the capital markets. This applies especially to the stock-related activities of Global Equities and Private Equities. However, our Global Debt department and our corporate business in Germany generated significant income. Costs incurred in connection with these activities remained unsatisfactory, essentially due to bonus guarantees offered to key executives in the preceding year as an incentive to remain with the company. Loan loss provisions diminished earnings by 417 million euros. The high level of loan loss provisions was attributable not only to worldwide weak economic fundamentals, but also to our U.S. loan portfolio, which contained a significant volume of non-performing loans, for the most part loans to medium-sized companies. We have terminated our lending activities in this market segment in the year 2000. After tax loss amounted to 619 million euros.

                    CORPORATE & MARKETS                                  2001     2000
                    -------------------                                 ------    ----
Total income................................................    E mn     1,864     10
Loan loss provisions........................................    E mn     - 417     --
Total expenses..............................................    E mn    - 2,040   - 9
Earnings after taxes........................................    E mn     - 619      1
Cost-income ratio...........................................       %       109     90

-- OUR ASSETS UNDER MANAGEMENT INCREASED BY 67 PERCENT TO 1,172 BILLION EUROS.

-- THE DRESDNER BANK TAKEOVER CONTRIBUTED 414 BILLION EUROS TO THIS TOTAL.

-- THIS RANKS ALLIANZ AMONG THE FIVE LARGEST COMPANIES IN THIS BUSINESS SEGMENT.

     We distinguish between two categories of ASSETS UNDER MANAGEMENT:

     -- ASSET MANAGEMENT FOR THIRD PARTY INVESTORS and other financial services.

     -- assets under management which include INVESTMENTS used to cover insurance provisions, equity capital and borrowed funds.

ASSET MANAGEMENT FOR THIRD PARTIES

     Over the past four years, we have expanded our asset management operations for third party investors into a core business area, mainly through acquisitions. Following the acquisition of Dresdner Bank, we now have production and distribution capacities in all essential markets, reaching 60 million customers. We have created a global platform for our asset management business, and we have significant market shares in the U.S. and in Europe.

     In 2001, all operative asset management units were combined in the Allianz Dresdner Asset Management (ADAM) division. The division has uniform management and reporting structures, but each of its companies has clear competencies and its own responsibilities and decision-making powers. The internationally operating units are Global Retail, Global Equity and Global Fixed Income.

ASSETS UNDER MANAGEMENT

                                                                CURRENT VALUES    CURRENT VALUES
                                                                  12/31/2001        12/31/2000
                                                                --------------    --------------
                                                                     E BN              E BN
Group investments...........................................          527              341
Investments held on account and at risk of life-insurance
  policyholders.............................................           25               23
Investments for third party investors.......................          620              336
PIMCO Group.................................................          333              297
Dresdner Bank Group.........................................          211               --
Nicholas Applegate..........................................           29               --
Other companies.............................................           47               39
                                                                    -----              ---
ASSETS UNDER MANAGEMENT.....................................        1,172              700
                                                                    =====              ===

     Total assets under management amount to almost 1,200 billion euros. Approximately 53 percent or 620 billion euros are assets managed for third party investors. Two thirds of this amount are invested in fixed-income securities, one third is invested in stocks.

     In terms of volume, the share of institutional investors is 75 percent. This clearly demonstrates that we are operating in a market environment with extremely high expectations regarding the quality of our products and services, which also benefits our private customers.

     In terms of geographic distribution, 70 percent of our customers are based in the U.S.; approximately 25 percent live in Europe.

     Fiscal 2001 was a year of integration. Although this process tied up many of our resources, we still achieved a number of outstanding successes in the course of the year.

     -- In Germany, we, jointly with Allianz Leben, obtained the mandate to lead the MetallRente consortium, which is projected to be the largest pension institution in this promising market. The award of this contract demonstrates that as a leading provider of know-how in the insurance, banking and asset management businesses, we can offer our customers unique service combinations that are well received in a newly opening market. This trend and the restructuring of our activities should enable us to attain above-average results in the future.

     -- The leading rating agency Standard & Poor's awarded its highest rating to 21 funds managed by dit (Deutscher Investment Trust) and Allianz Kapitalanlagegesellschaft in Germany.

     -- In the United States, we regrouped fund sales to private customers in PIMCO Advisory Services. This not only resulted in considerable cost reductions but also increased the cash inflow of our public funds by 70 percent. With total assets of 14.8 billion U.S. dollars, we improved our market position in this segment from 11th to 3rd place. In 2001, the PIMCO Total Return Fund was the best-selling fund in all investment classes in the U.S., and no competitor challenged our leading position during the first months of 2002.

     -- By founding Allianz Hedge Fund Partners, we considerably increased our product range for institutional investors.

     -- In Hong Kong, an important center for our Asian business, we received an award honoring us as the company with the best performance over a ten-year period.

     We were less satisfied with the growth of our stock business. Sales of public funds, both through our own distribution channels and through third parties, also failed to meet our expectations.

     Today, we are one of the world's leading fund managers in terms of assets under management. In the course of the coming years, we also want to become a leader in product quality and profitability. In order to compete in tomorrow's market place, excellent products and outstanding service will make the decisive difference. That includes the know-how allowing us to offer our customers complex solutions for their investment needs. To achieve this objective, we strictly monitor the efficiency of all stages of the value-creation process. This ensures our sustained competitiveness and builds the foundation for meeting the long-term return expectations of our customers and shareholders.

     In fiscal 2001, the Asset Management segment recorded an after-tax LOSS of 348 million euros. This includes acquisition-related expenses totaling 647 million euros. Thereof amortization of goodwill amounted to 243 million euros. We amortize goodwill of the ADAM companies by the straight-line method over twenty years.

     A further 188 million euros was charged as "capitalized loyalty bonuses" for the management of the PIMCO group. These loyalty bonuses were part of the price paid for the company and will be amortized over five years. Additional retention payments intended to incite management and employees to stay with the company amounted to 186 million euros. These payments were also included in the PIMCO acquisition package and will be made over the next five to seven years. Retention payments amounting to 30 million euros were granted by Dresdner RCM in connection with the takeover by Allianz.

     Minority interests in earnings amounted to 182 million euros. Of this amount, PacLife received 142 million euros. The former owner of the PIMCO group still holds a 30 percent interest in the company. A purchase option for these shares takes effect in January 2003.

     Disregarding these items, Asset Management generated a pre-tax operating result of 313 million euros, bearing out the fact that the cost-income ratio is still unsatisfactorily high at 84.7 percent. This indicator was weighed down by the cost of setting up and restructuring the Allianz Dresdner Asset Management Group, which came to 82 million euros.

INVESTMENTS

     The current value of GROUP INVESTMENTS amounted to 527.4 billion euros. For the first time, this figure also includes Dresdner Bank investments in the amount of 203.1 billion euros. Altogether, Group investments grew by 11.3 percent compared to the amount established on a pro forma basis for the previous year (474 billion euros). The increase in value was weakened by lower stock market prices.

GROUP INVESTMENT STRUCTURE

                                                                     12/31/2001             12/31/2000
                                                            ----------------------------    ----------
                                                            CURRENT VALUES    WEIGHTING     WEIGHTING
                                                            --------------    ----------    ----------
                                                                 E BN            IN %          IN %
Real estate.............................................         16.7             3.2           5.8
Equity securities.......................................        120.5            22.8          35.5
Fixed-income securities.................................        358.0            67.9          55.5
Other investments.......................................         32.2             6.1           3.2
                                                                -----           -----         -----
INVESTMENTS.............................................        527.4           100.0         100.0
                                                                =====           =====         =====

     The current value of INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES AND ASSOCIATED ENTERPRISES decreased by 5.1 to 24.4 billion euros. Most of these investments are in associated enterprises (i.e. companies in which we hold a share of between 20 and 50 percent), which are valued by the equity method. Our biggest holdings were Munchener Ruckversicherungs-Gesellschaft AG (Munich Re) (14.0 billion euros) and Beiersdorf AG (4.1 billion euros).

     In addition, we held INVESTMENTS with a current value of 350.0 billion euros. Of these, 322.2 billion euros were in SECURITIES AVAILABLE FOR SALE. Fixed-income securities accounted for 75 percent and equity securities for 25 percent. A list of companies in which we hold at least 5 percent of the capital or in which our investment exceeds 100 million euros can be found on pages 80 to 88 of the Notes to the Financial Statements. Also shown in this list are the percentage of our interest in each company and the individual current market capitalization of our holdings. At the end of 2001, the market value of these holdings amounted to 56.2 billion euros.

     REAL ESTATE RENTED TO THIRD PARTIES amounted to 16.7 billion euros in fiscal 2001, SECURITIES HELD TO MATURITY to 7.7 billion euros.

     FUNDS HELD BY OTHERS UNDER REINSURANCE CONTRACTS were valued at 3.4 billion euros.

     Unrealized investment gains amounted to a total of 16.6 billion euros.

     Investments held on account and at risk of life insurance policyholders increased in 2001 by 8 percent to 24.7 billion euros.

INVESTMENT STRUCTURE BY SEGMENTS AS OF DECEMBER 31, 2001

CURRENT VALUES IN E BN

                                           PROPERTY/CASUALTY    LIFE/HEALTH    BANKING    ASSET MANAGEMENT
                                           -----------------    -----------    -------    ----------------
Real estate............................            7.2               9.0          0.5           0.0
Equity securities......................           53.8              39.9         25.9           0.9
Fixed-income securities................           46.2             149.8        159.1           2.9
Other investments......................           10.0               2.2         19.9           0.1
                                                 -----             -----        -----           ---
INVESTMENTS............................          117.2             200.9        205.4           3.9
                                                 =====             =====        =====           ===

------------

After elimination of cross-segment group-internal transactions

     NET INVESTMENT INCOME fell to 17.3 (21.5) billion euros as of December 31, 2001. This reduction is mainly attributable to the negative development in the capital markets.

     Investments in the insurance business contributed 14.6 (21.3) billion euros to net investment income. This reduction was in particular due to a 6.5 billion decrease of realized gains and losses, which amounted to 1.0 billion euros at year-end (also see the table "Investment income" on page 64 of the Consolidated Financial Statements).

     The banking segment contributed a further 2.6 billion euros to investment income; 0.2 billion euros of this amount were generated by trading activities. In addition, current income amounted to 1.4 billion euros, realized capital gains and losses from disposal of investments to 1.1 billion euros and write-downs to 0.1 billion euros.

     The aim of Group controlling is to increase corporate value. We want to ensure that all the Allianz Group companies contribute to increasing corporate value across all our segments (insurance, asset management and banking). In this controlling process, Allianz AG acts as management holding company. The key indicator of our value-based corporate management concept is "Economic Value Added" (EVA).

DECENTRALIZED AND CENTRALIZED ELEMENTS

     The controlling and planning of a global, integrated financial services group must first and foremost bear in mind the fact that successful distribution and customer relations in the insurance, asset management and banking businesses, are still to a great extent determined by local conditions. This is why our Group companies are responsible for the success of their national operations.

     At the same time, the Allianz Group's controlling process must be attuned to the increasing influence of global risks on our business success. Such risks may stem from natural catastrophes or from price fluctuations in the capital markets. They may also, however, be the result of corporate insolvencies that reduce the value of financial investments and cause loan losses. Therefore we must manage and control global risks centrally, because, compared to a regional financial services provider, our international scope increases the danger of an accumulation of risks.

     For these two reasons -- local business and global accumulation risks -- the basic principle in Allianz Group controlling is: "As decentralized as possible, as centralized as necessary."

STRATEGIC HOLDING

     Allianz AG operates as a management holding company. In exercising its control function, the Board of Management is supported by the Group Center, which provides the following assistance:

     -- the Group Center formulates Group objectives applicable worldwide, adapts these objectives to the various business segments and companies and coordinates any necessary changes in the management dialogue.

     -- it fixes the global coordinates within which the individual companies establish their planning and ensure that the business models and strategies of the Group companies are in line with overall Group objectives.

     -- in addition, the Group Center establishes the standards and methods of corporate governance that apply to all entities of the Group and ensures that these rules are applied worldwide.

     -- centers of competence and transfer of know-how contribute to the continuous identification of new added-value opportunities and their systematic utilization throughout the Group.

     Allianz AG concentrates its efforts on the following tasks.

     STRATEGIC PLANNING AND CONTROLLING The foremost aim of this process is the sustained increase of corporate value. We therefore identify the units that increase the value of the Group, as well as those that destroy economic value, and summarize the results of this ongoing analysis in alternative action plans. In this we are supported by an internal reporting system that provides a standardized, condensed and up-to-date picture of essential business developments throughout the Group.

     STRATEGIC PORTFOLIO MANAGEMENT This process leads to decisions on capital allocation and portfolio optimization. The structure and focus of the portfolio are determined on the one hand by the acquisition and disinvestment of companies and on the other hand by the reorganization and realignment of existing Group companies. Capital must be employed with the highest possible effectiveness, meaning we invest in business segments and company units where we can expect results to clearly exceed capital costs on a sustained basis. But in this process, we also observe market cycles and their interdependency in order to utilize them for continued value increase and to limit the fluctuation of results. All this is done in the interest of increasing shareholder value.

     SYNERGY MANAGEMENT The holding company organizes the global transfer of know-how, identifies potential synergies and makes sure that these are transformed into added value. Emphasis is placed on products, operating procedures and marketing models.

     MANAGEMENT DEPLOYMENT Our management trainees are identified at a Group level, supported and individually prepared to take on management responsibilities within the international Group organization. Whenever possible, management positions are filled internally.

MANAGEMENT DIALOGUE

     The purpose of this management instrument is to make sure that all company units contribute to sustained, profitable growth of the Group. In the management dialogue we agree on targets and discuss the concepts and activities designed to meet them. A vital ingredient of the management dialogue is the direct communication between decision-makers which unfolds in three phases.

     -- At the beginning of February, the holding company's Board of Management reviews the long-term strategies for increasing corporate value and updates them. On this basis, strategic measures are decided and resources are allocated. Group EVA targets are discussed and then used as a basis for defining provisional top-down objectives for the individual Group companies.

     -- By mid-year, the Group companies must present the strategic sub-objectives they have derived for their specific operations, the measures they intend to take and the basic plan data they have developed. These proposals are discussed with the Board in a strategic dialogue. Thereafter, the EVA target for the coming year is agreed upon in accordance with the top-down objectives specified.

     -- In the late fall, we hold planning discussions are held at the Group companies to ensure that the agreed targets are effectively reflected in the detailed operating plans.

ECONOMIC VALUE ADDED

     How do we benchmark the success of our strategies and the measures taken to increase corporate value? We have adopted the value added concept, which has since become familiar under the name "Economic Value Added" or EVA. This concept determines:

     -- our objectives,

     -- our risk-adjusted performance measurement and

     -- management remuneration.

     It compares the profit generated with our capital costs. The positive or negative difference -- or EVA -- shows to what extent we have been able to exceed the opportunity costs of our risk capital or not. The EVA calculation process has been customized to fit in with the specific requirements of our business.

RISK CAPITAL

     We determine the amount of risk capital required for the operating units or business segments by applying the following criteria: the risk profile of the individual companies or segments (for more information about risks, see pages 137 to 146 of this Annual Report) and the security level.

FINE-TUNING

     How do operating units increase their EVA? First of all, by identifying all value drivers in their business and by continually monitoring their development. Secondly, by determining where values are created or destroyed in their value added chain. For this purpose, they observe such indicators as claims development, sales and personnel costs, new business or investments. Since fiscal 2000, we have also determined the EVA of individual segments such as products, customer groups, or distribution channels. That way, we can increase the shareholder value of the Allianz Group even more purposefully.

MANAGEMENT REMUNERATION

     A substantial proportion of the remuneration paid to top management and local company management is contingent on meeting EVA targets (see pages 21 to 22 of this Annual Report for more details).

INTERNAL REPORTING SYSTEM

     Our internal reporting system covers the main developments within the Allianz Group and its operating units. It indicates deviations from plan data and helps management develop countermeasures and alternative solutions.

     For several years, our internal reporting system has been based on rules that are comparable to international accounting standards. The differences between our internal and external reporting are diminishing increasingly because our external financial statements have also been prepared in accordance with International Accounting Standards since 1998.

     However, one essential difference remains: in our internal accounts, net investment income is determined by a standardized performance basis. This enables us to eliminate the effects of fluctuations in the capital markets and of profit realisation. This is important because otherwise short-term changes in the financial markets could, for example, trigger the wrong measures, which would jeopardize achievement of our core objective of steady, profitable growth.

     As providers of financial services, we consider risk management one of our core competencies. As a result, risk management is an integrated part of our controlling process, which involves identifying, measuring, aggregating and managing risks. This process is used to determine how capital is allocated to the Group's various divisions.

RESPONSIBILITIES

     In our business, successful management essentially means controlling risks in order to increase the value of the Allianz Group. This is done through risk-adequate allocation of capital resources and activities required to achieve sustainable growth. As a result, the Board of Management formulates the business objectives of the Allianz Group on the basis of return and risk criteria. These objectives are implemented by the Allianz Group Center and the local operational units. Our risk-control strategy involves assignment of responsibility for risk management to local entities, which operate within the legal frameworks applicable for their respective locations.

     This decentralized approach is complemented by centralized responsibility. This is necessary because we need to deal with an accumulation of global risks which can considerably increase potential risk exposure. As a result, central controls are essential.

     Group Controlling assesses the Allianz Group's risk exposure on the basis of local and global risks. The results of these analyses are then submitted to senior management. At the same time, Group Controlling ensures that the processes are transparent and comprehensive. Risk management activities are supervised by both internal and external auditors.

RISK CATEGORIES

     Total risk exposure of the Allianz Group is subdivided into individual risk categories:

     ACTUARIAL RISKS These risks are based on the technicalities of the insurance business: we have to guarantee future payment commitments, and the volume of such payments must be calculated in advance. Different actuarial risks exist in the various insurance lines.

     In the area of PROPERTY AND CASUALTY INSURANCE, actuarial risks arise from an unexpected variance:

     -- the volume of losses exceeds premiums fixed in advance (premium risk), or

     -- the payout for claims made is higher than the corresponding provisions
        (reserve risk).

     In the area of LIFE INSURANCE, actuarial risks arise because we are committed to making guaranteed long-term payments in return for fixed insurance premium calculated in advance even though the biometric data of the population may change over time (e.g., longer life expectancy as a result of medical progress).

     CREDIT AND COUNTERPARTY RISKS These risks involve potential losses that may result from the default of a business partner. "Default" means the inability or refusal of a counterparty, an issuer or another contracting party is incapable or unwilling to meet contractual obligations. Credit risk also includes the risk of a deterioration of a business partner's creditworthiness. These risks also include COUNTERPARTY RISKS from trading activities as well as COUNTRY RISKS in connection with cross-border transactions and the local business of foreign units. Counterparty risks from trading activities relate primarily to derivatives and especially OTC transactions. In the insurance business, these risks stem from the possibility that receivables may remain unpaid, in particular those due from reinsurers.

     MARKET RISKS Market risks result from portfolio valuation fluctuations due to changes in share prices, interest rates or exchange rates. Also risk relevant are changes observed in the variation behaviour (volatility) of an asset price, for example.

     In the banking area, the volatility risk primarily concerns trading activities, which are shown in the institution's trading portfolio. Unlike the latter, the non-trading portfolio, which contains customer business and strategic investments, is exposed to long-term factors. In this case, the market risk is essentially the INTEREST RATE RISK resulting from granting long-term fixed-rate loans, which are to some extent funded by short-term deposits. In addition, loans and deposits in foreign currencies are exposed to CURRENCY RISKS.

     INVESTMENT RISKS in the insurance business primarily include all counterparty and market risks. There is a direct link between investments and obligations to our customers. Certain insurance lines are exposed to an interest guarantee risk. Life insurance, for example, must generate the guaranteed interest payment agreed upon.

     LIQUIDITY RISKS These risks can materialize under various circumstances, for example:

     -- if present or future payment obligations cannot be met in full or as of the due date, or

     -- if refinancing capital can only be raised at higher rates (REFINANCING
        RISK) in the case of a liquidity crisis or if assets can only be liquidated below current market prices (MARKET LIQUIDITY RISK).

     HEALTH INSURANCE RISKS Health insurance risks are treated either as property and casualty insurance risks or as life and health insurance risks, depending on the segment to which the health insurance is assigned in the given market.

MANAGEMENT OF THE ALLIANZ GROUP THROUGH RISK CAPITAL

     We control our activities through our respective local companies. Economic Value Added (EVA) and risk capital are the most important parameters used in the context of our risk-based controlling process.

     Risk capital is required to cover unexpected losses. The amount of risk capital is calculated by using internal models. These models are based on generally accepted quantification methods, which are used for purposes of group-internal risk management as well. We also use the risk capital models of the Standard & Poor's rating agency. When measuring and analyzing risks, we distinguish between the various risk-relevant factors in a given situation. This enables us to appraise specific risks at various levels: first, for the Group as a whole and on the level of our operational units and their business activities.

     We back our risk capital calculations with a certain level of statistical confidence to validate their reliability and to permit comparison. The security level of our internal models is sufficiently high to ensure that Group controlling meets Standard & Poor's requirements of an AAA rating for the Allianz Group.

     In the insurance area, we calculate risk capital for premium, reserve, investment and credit risks. Within these risk categories, we distinguish between the following types of risks:

     -- actuarial risks, which in the area of property and casualty insurance include the premium and reserve risks for each insurance line. Reinsurance is considered separately. In the case of life insurance, we calculate the insurance provisions required.

     -- investment risks, which include market and counterparty risks. The market risks are subdivided according to dividend-bearing instruments, interest-bearing instruments and real estate. Credit and counterparty risks are assessed on the basis of the debtor's creditworthiness or rating class.

     -- credit and counterparty risks in connection with receivables in the insurance business. These risks are primarily evaluated on the basis of the financial strength or rating class of our reinsurance partners.

     Following the Dresdner Bank takeover, it was agreed that our Group Risk Controlling Center and Dresdner Bank's Corporate Risk Controlling Center would closely cooperate with one another. The Dresdner Bank's Risk Controlling is the center of competence for setting risk standards and evaluating banking risks within the Allianz Group.

RISK CONTROLLING IN THE INSURANCE BUSINESS

     To control risks in the insurance business, we focus on premium risks, reserve risks, credit and counterparty risks and investment risks.

     PREMIUM RISKS Premium risks are controlled primarily with the help of actuarial models used to calculate premiums and monitor claim patterns. In addition, we issue guidelines for concluding insurance contracts and assuming insurance risks. In the case of life insurance, we essentially concentrate on biometric risks -- e.g., life expectancy, disability, illness and long-term care requirements. We also focus on risks that could arise from future policy cancellations.

     Risk management also includes participation in scientific and technical loss prevention. We regularly carry out technical studies for the manufacturing and automobile industries, for example. The sole purpose of these studies is to reduce the probability of claims and keep losses to a minimum.

     Natural disasters such as earthquakes, storms and floods represent a special challenge for risk management. Although they happen considerably less frequently than other incidents, the consequences are far more extensive when, for example, entire regions are devastated. We make use of special modeling techniques to control such risks. They involve the collection of data on earthquakes and weather patterns, which are used to simulate natural disaster scenarios and estimate the potential for damage.

     RESERVE RISKS We have to constitute provisions for insurance claims that have been submitted but not yet settled. The amount is estimated on the basis of past experience and on the use of statistical methods. We also limit risks by constantly monitoring the development of these provisions and use the information we obtain to make forecasts. In the area of life insurance, reserves are calculated by using actuarial methods. In addition to other criteria, these calculations take into account the biometric data of the populations insured by using, for example, national mortality tables.

     CREDIT AND COUNTERPARTY RISKS To limit its liability from insurance business the Group cedes part of the risks it assumes to the international reinsurance market when necessary. When selecting our reinsurance partners, we consider only companies that offer excellent security. Our Group companies use comprehensive rating information for the active management of credit risks. This information is either in the public domain or gathered through internal investigations.

     INVESTMENT RISKS Investments are an integral part of insurance coverage. They ensure our ability to meet the payment commitments we make in our insurance contracts. The tight link between insurance obligations and investment of the capital related to these obligations is investigated by using specific models. This also enables us to manage risks arising from interest guarantees provided to our customers.

     We monitor market risks by means of sensitivity analyses and stress testing. Exchange rate fluctuations represent a risk that can essentially be disregarded because our insurance commitments are to a very large extent backed by funds in the same currency.

     We limit credit risks by setting high requirements on the creditworthiness of our debtors and by spreading the risk. We coordinate our exposure with every single debtor in all different investment categories and use limit lists to monitor exposure.

     We selectively use derivative financial instruments such as swaps, options and futures to hedge against changes in prices or interest rates. Group companies are end-users of derivatives. Our internal investment and monitoring rules are considerably stricter than the regulations imposed by supervisory authorities.

     Market and counterparty risks arising from the use of derivative financial instruments are subject to particularly strict control procedures.

     -- Credit risks are assessed by calculating gross replacement values.

     -- Market risks are monitored by means of up-to-date value-at-risk calculations and stress tests and limited by specifying stop-loss limits.

     We limit liquidity risks by reconciling our investment portfolio with our insurance commitments. In addition, we plan our cash flow from ordinary activities.

     Asset structure and diversification are other elements in our management of investment risk.

     ORGANIZATIONAL RISK CONTROLLING In terms of organization, we limit our investment risks through a clear separation of management and controlling functions. Within the Group, risk management is implemented in cooperation with the local units through the use of a top-down bottom-up process. The Allianz Finance Committee, which is made up of members of the Allianz Board of Management, delegates far-reaching decision-making authority to the regional Finance Committees, which monitor activities in their respective regions or countries. The duties and responsibilities at each decision-making level are defined by guidelines issued at the Group level. These guidelines are then applied by the regional Finance Committees, which formulate specific local investment guidelines. These are adapted according to national legislation and the nature of the local insurance and capital markets. Operational responsibility for investment portfolios lies with the local units.

     RISK CAPITAL At the end of fiscal year 2001, risk capital before minority interests in property and casualty insurance amounted to 13.3 billion euros for actuarial risks, 1.0 billion euros for credit and counterparty risks and 5.3 billion euros for investment risks. Risk capital in the area of life insurance came to a total of 10.3 billion euros as of December 31, 2001.

RISK CONTROLLING IN THE BANKING BUSINESS

     In this business segment, different types of risks are controlled separately. These include primarily credit and counterparty risks, counterparty risks from trading activities, country risks, market risks, interest rate risks, currency risks and liquidity risks.

     CREDIT AND COUNTERPARTY RISKS When granting credits in the banking business, we pay particular attention to the client's creditworthiness. The bank controls this risk through guidelines and credit risk committees. The ratings of our customers and their credit engagements represent the central element used in the approval, supervisory and control process in the area of credit and derivatives activities. This process involves analyzing and weighting the various credit-worthiness characteristics of the customers and presenting the results in the form of rating scales. The forecasting quality, up-to-dateness and portfolio coverage of the rating methods used are controlled by periodic sampling and regular reports.

     The results of these ratings are reflected in rates applied in the case of new business. That ensures, when we formulate the conditions for contracts, the probability of a loss due to default on the part of the counterparty and the interest on the capital we have to set aside for such potential losses can be taken into account.

     If we subdivide the rated exposure of the Dresdner Bank Group according to internal rating classes, it becomes apparent that approximately 90 percent of our business volume falls into rating classes 1 to 4.

                                 RATING CLASSES

                                  (BAR GRAPH)

     As a result of our trading activities, Dresdner Bank's portfolio is primarily focused on the banking and financial services sectors.

                           LOANS BY INDUSTRY SECTORS

                                  (PIE CHART)

     In the year 2001, we made specific loan loss allowances or set up provisions to cover counter-party risks in the lending business. In addition, we set aside general loan loss allowances for latent risks.

                                                            SPECIFIC LOAN      GENERAL LOAN
                                                           LOSS ALLOWANCES    LOSS ALLOWANCES    TOTAL
                                                           ---------------    ---------------    -----
                                                                E MN               E MN          E MN
As of 12/31/2001.......................................         7,387               935          8,322

     COUNTERPARTY RISKS FROM TRADING ACTIVITIES We limit these risks through very conservative selection of our trading partners and deal only with counterparties with top-quality credit ratings. To further reduce counterparty risks, Dresdner Bank enters into what are called cross-product netting master agreements with its business partners. In the case of a defaulting counterparty, netting makes it possible to offset any claims and liabilities not yet due.

     Potential risks in the LENDING BUSINESS are contained by limit systems and closely monitored on a day-to-day basis.

     COUNTRY RISKS We control these risks by using internal country ratings. These ratings are based upon macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environment and focus on a country's ability to make payments in foreign currencies. At present, Dresdner Bank's country rating system includes eight risk groups.

     MARKET RISKS At the global level, Dresdner Bank controls the risks of its worldwide trading units by using the value-at-risk method. Value-at-risk is defined as the potential loss which may occur during a specific period of time and with a given confidence level. This statistical valuation tool can be applied to a range of different financial instruments such as stocks, foreign exchange instruments or interest rate instruments.

     This risk quantification model was approved by the German Federal Banking Supervisory Authority (BaKred). Dresdner Bank belongs to the group of banks holding a leading position in the measurement of market risks. One of the important effects of this method was that the bank was able to substantially reduce the amount of capital it must allocate for market risks in accordance with regulatory guidelines.

     The supervisory authority requires that Dresdner Bank's value-at-risk take into account potential market movements that occur within a confidence level of 99% and a holding period of ten trading days.

VALUE-AT-RISK STATISTICS

99% CONFIDENCE LEVEL, 10-DAY HOLDING PERIOD

                                                                  2001 ANNUAL STATISTICS
                                                             ---------------------------------
                                                 YEAR-END    MEAN                                 YEAR-END
                                                   2001      VALUE    MAXIMUM(1)    MINIMUM(1)      2000
                                                 --------    -----    ----------    ----------    --------
                                                   E MN      E MN        E MN          E MN         E MN
Aggregate risk(2)............................       147       154        252           104           114
Interest rate risk(2)........................       124       107        179            62            73
Equity risk..................................        64        71        173            35            72
Currency/commodity risk......................        18        19         67             3            10
Diversification effect.......................      - 59      - 43         --            --          - 41

------------

(1) Since maximum and minimum values were taken at different dates, no diversification effect applies.

(2) At year-end 2001 for the first time including specific interest rates

     As compared with the preceding year, the risks from Dresdner Bank's trading activities increased in 2001. In the second quarter, value-at-risk rose sharply. This was primarily due to increasing market volatility resulting from the interest rate decisions of the U.S. Federal Reserve Bank and the European Central Bank. In addition, value-at-risk continued to increase after the terrorist attack of September 11, since this event increased volatility even more by destabilizing the markets.

     To validate the quality of the value-at-risk model, Dresdner Bank performs regular back-testing. Assuming a constant portfolio, the value-at-risk calculated for the current position of a given portfolio is compared to its actual change in value on the following day. Analyses then show whether the risk-at-value model used provides an adequate assessment of the risks.

     For purposes of setting internal limits and risk determination, Dresdner Bank calculates value-at-risk with a confidence level of 95 percent and a one-day holding period. This ensures that value-at-risk data more accurately reflect current market developments. Trading is controlled by using market risk limits. Current limit utilization is determined and monitored on a daily basis. Limit breaches are immediately corrected.

     Limits are periodically revised and adapted to take into account changes in business structures, market situations or risk profiles. To ensure that the data used meet the required quality and consistency criteria, they are subjected to stringent controls.

     INTEREST RATE RISKS Interest rate risks, which represent an essential part of the market risk of the non-trading portfolio, are controlled by using sensitivity and value-at-risk indicators (99 percent confidence level, 10-day holding period). As in the case of trading risks, Dresdner Bank contains its exposure by using limits. Taking into account portfolio effects, the interest rate value-at-risk from Dresdner Bank's non-trading portfolio at year-end amounted to 95.3 million euros.

     CURRENCY RISKS Dresdner Bank limits these risks in the non-trading portfolio by applying a principle that involves refinancing or reinvesting all loans and deposits in foreign currencies in the same currency with matching maturities.

     LIQUIDITY RISKS A guideline applying to the entire Dresdner Bank Group was issued which governs liquidity management. This guideline establishes basic principles as well as emergency procedures. In addition to satisfying legal requirements, it sets an even stricter internal standard, which provides for liquidity risk limits and other control tools.

     ORGANIZATIONAL RISK CONTROLLING At the organizational level, risk management and risk controlling are strictly separated on the basis of the principle of dual control. Dresdner Bank's risk management sets the limits for the company's different activities that are exposed to risks. This is done in accordance with a general framework approved by the Board of Management.

RISK CONTROL IN ASSET MANAGEMENT

     Risk control in the area of asset management is an integral part of the processes of the local units or the investment platform. The Corporate Center ensures that Group-wide standards for asset management are applied at the local level. The individual asset management companies have the possibility of assessing the portfolio risks of the customer assets they manage at all times by using analytical tools specifically adapted to the risk profile of the instruments concerned. At the same time, the performance of the various product lines is periodically monitored and analyzed at the Group level.

GROUP OPERATIONAL RISKS

     Operational risks are risks that arise in connection with the internal processes of an organization. These may result from inadequacies or faults in business processes, projects or controls, technical problems or employees, operational structures or external influences. We intend to minimize such risks by installing a comprehensive system of internal controls and security systems in each operating unit. Operational risks are limited by a wide range of technical and organizational measures such as redundant hardware configurations, communications equipment and systems, back-up computing facilities, and data back-ups to maintain IT capability in emergencies. In addition, procedures are in place for safeguarding the confidentiality and integrity of stored data and information. For this purpose, high-performance firewall systems were introduced to protect the network against external interference along with complex access authorization procedures, supervision and control processes. The principle of dual control is adhered to in the case of operating procedures. The purpose of these measures is to ensure and document an adequate standard for Group-internal processes.

     LEGAL RISKS result from contractual agreements or the overall legal situation. They include risks from the adoption of new statutory regulations, disadvantageous amendments to existing legislation or regulations or prejudicial changes in their interpretation. Legal risks also take into account the possibility that contractual agreements may not be enforceable through legal action or court proceedings. The limitation of legal risks is an important task of the legal department. This is done, for example, by using internationally recognized standard documentation and, if necessary, by obtaining legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction.

OUTLOOK

     We are continually enhancing our risk control models at the Group level and across all risk categories by systematically evaluating our internal data. Two years ago, we launched a comprehensive project to expand the scope of internal risk analysis in the insurance business. In the course of 2002, this project will be concluded by a period of thorough testing. Upon implementation of the new procedures, risk control will have an even broader base within the Group. In addition, we continue to expand our aggregate risk control and limit systems while at the same time extending them to our banking activities. In the context of this process, we are systematically evaluating the experience of our various Group companies in the aftermath of the events of September 11, 2001.

     The system for evaluating counterparty risks and creditworthiness as well as the authorization, supervision and control processes used in connection with the lending and trading activities of Dresdner Bank will be further improved during the current year. This will be undertaken on the basis of the second release of the Basel Capital Accord (Basel II). The new accord ushers in a fundamental reform of regulatory capital requirements for credit risks and, for the first time, includes operating risks. The objective is to bring statutory minimum equity capital requirements in line with actual risks and align the regulatory framework with best practice risk measurement methods in the banking sector. The new regulations provide for different calculation options with different levels of security for both credit and operational risks. In both cases, Dresdner Bank intends to implement the approach with the most stringent requirements. For credit risks, this is the Internal Ratings Based Advanced Approach and for operational risks the Advanced Measurement Approach. For the lending business, this means that quantitative models and their application to bank-internal processes will be further expanded.

     RISK MONITORING BY THIRD PARTIES Supervisory authorities and rating agencies are additional risk monitoring bodies. Supervisory authorities specify the minimum precautions that must be taken in individual countries and at international level. Rating agencies determine the relationship between a company's risk exposure and the precautions it has taken. The internationally respected rating agencies Standard & Poor's and A. M. Best have given the Allianz Group the ratings AA+ and A++ respectively.

     Our employees' sense of commitment, professionalism and customer focus have helped the Allianz Group obtain the rank it holds today. The human resources policy of the Allianz Group is based on two principles: delegation of operating responsibility to the individual company units, and close global coordination in core areas. In human resources, this coordination primarily covers succession planning, management training and the transfer of know-how.

     On December 31, 2001, our Group companies had 179,946 (119,683) employees. This increase is largely due to the consolidation of Dresdner Bank. The Zwoolsche Algemeene was also included for the first time in 2001. In addition, the expanded business activities of our units in France, Rumania and Australia have contributed to increasing the number of employees. Including Dresdner Bank, we have approximately as many employees in Germany as we have in other countries. A more detailed overview is provided in the chart on the next page and the following table.

EMPLOYEES BY COUNTRY

                                                                 2001       2000
                                                                -------    -------
Germany.....................................................     87,589     43,124
France......................................................     21,069     17,530
U.S.A.......................................................     13,617     11,663
Great Britain...............................................      9,261      4,965
Italy.......................................................      7,915      7,367
Switzerland.................................................      3,674      3,385
Brazil......................................................      3,412      1,920
Australia...................................................      3,082      1,610
Austria.....................................................      3,079      3,506
Spain.......................................................      2,534      2,590
South Korea.................................................      2,457      2,304
Netherlands.................................................      2,173      1,474
Hungary.....................................................      2,166      2,188
Colombia....................................................      1,600      1,974
Others......................................................     16,318     14,083
                                                                -------    -------
TOTAL.......................................................    179,946    119,683
                                                                =======    =======

                              EMPLOYEES BY REGION

                                  (PIE CHART)

RECRUITMENT OF TALENTED NEW STAFF

     To further strengthen our position as a leading integrated financial service provider we are constantly searching for highly qualified young professionals with management potential who, together with us, will take on this challenging task. In this process, we are looking at recent university graduates as well as junior managers with first professional experience.

     One of the venues for our recruiting efforts is the "Allianz Open Space Forum" in Berlin. In 2001, we informed more than 220 specifically selected applicants at this career fair about beginning and continuing careers within the Allianz group.

     We are also present as an attractive employer at other locations. We cultivate contacts with international management recruits in the U.S., France, Switzerland, Italy as well as in Australia and South Korea, mainly at renowned universities and business schools. One example: together with our U.S. fund managers PIMCO and Oppenheimer Capital we sponsored last year's "opening weekend" of the new curriculum at the Wharton School in Philadelphia.

INTERNATIONAL CAREERS

     The international exchange of employees and managers is a key program at Allianz. Why do we promote cross-border mobility?

     -- We want to meet our employees' justified expectations of a global financial services provider. Intercultural experiences in foreign countries make the job more appealing and exciting and provide the qualifications for further career moves. With Dresdner Bank, we offer a wealth of additional new career opportunities.

     -- At the same time, staff exchanges strengthen contact and knowledge networks. This form of networking creates additional value within the Group.

     -- Vacant positions are to be filled primarily from an internal pool. They can only be achieved through an international policy for the advancement of our employees.

     We offer our staff the possibility of working on our ever increasing number of international project groups. But there are also short-term assignments, international training programs and traditional postings to foreign countries for several years. One unique feature is the "Allianz Development Program." A large number of junior managers from growth markets took advantage of this development path and studied the latest developments in the insurance business outside their home country.

ALLIANZ MANAGEMENT INSTITUTE

     We are constantly expanding the programs offered by the Allianz Management Institute (AMI). In 2001, this corporate university inaugurated a new seminar center at Lake Starnberg on the outskirts of Munich. The aim of this facility is to foster the international exchange of knowledge and experience. In cooperation with leading business schools, AMI offers top-level management seminars which are held in the U.S., Europe and Asia. AMI also organizes a "Career Program" for highly talented junior executives and a "Campus Program," in which international top executives discuss strategic topics with members of the Board of Management.

NEW MEDIA

     We use the Intranet and the Internet to bring more transparency to our human resources management. Since 2001, we have instituted a cross-border internal job market. It shows which mid-level management positions are available worldwide. Any employee can apply online, regardless of the country in which he or she is currently working.

     We also receive a large number of external applications through our Internet career pages at www.allianz.com. In most Group companies, employees save time by obtaining job and career related information electronically through the Internet. For example, employees of Lloyd Adriatico, Allianz Canada and PIMCO have online access to their personal data and can perform administrative tasks on their own. Additional features of this type will be added in the near future.

     Internet and Intranet are also used to a growing extent for on-the-job training and continuing education programs. Interactive learning programs offer more flexibility to the individual employee and limit costs. In 2001, more than 580 employees of Dresdner Bank in Germany passed a qualified English test online.

     At Fireman's Fund, staff members have been using the services of a new call center since 2001. This center provides them with advice on management, leadership, training and continuing education issues as well as on career possibilities.

COMPENSATION AND PERFORMANCE

     Total wages and salaries paid to our Group employees amounted to 6.8 (4.8) billion euros in 2001. A further 1.6 (1.6) billion euros were spent on social security contributions, pensions and other employee benefits. We are committed to performance- and result-based remuneration and our compensation systems are continually re-examined from this standpoint.

     Our employee stock purchase plan was yet again expanded. In 2001, we offered Allianz shares at preferential conditions to approximately 140,000 employees in 22 (11) countries.

THANK YOU!

     We would like to thank the employees and representatives of our Group companies for their dedication and loyalty, which were particularly outstanding during the rough seas of the year 2001. Our thanks also go to the members of the employees' representative bodies.

     Prospects are good that the world economy will start to pick up again in the course of the current year. However, growth is likely to remain modest in most industrialized countries following a slow start at the beginning of the year. On the whole, we expect substantial improvement in the overall economic environment for our financial services activities.

     The performance of the economy in the near term will to a great extent depend upon how investors view the future. U.S. monetary and fiscal policy has played its part in building confidence in the economy. It is now critical that this confidence spread quickly and determine entrepreneurial thought and action. Of the world's major economic regions, Japan will have the hardest row to hoe. The recession is not expected to end as long as the crisis in that country's banking and financial markets continues to smoulder.

     On the other hand, major economic indicators in Europe and in the U.S. point to recovery. Low interest rates and moderate oil prices contributed to this encouraging situation. In Europe, we expect a growth of 1.5 to 2 percent in 2002 and in the U.S. of 2.5 to 3 percent. International organizations and most economic research institutes concur.

     This is good news for the future of our Group in terms of revenues and earnings, following a difficult year 2001. Expanding economies, and the new feeling of security that is now taking hold following the events of September 11, can be expected to stimulate business in property and casualty insurance. However, intense competition will limit the potential for an increase in premiums. Our life insurance activities will continue to benefit from demand for supplementary private and occupational retirement insurance, especially in Germany, where the population will be able to take advantage of the "Riester pension" for the first time in 2002. Reforms of the German social security system will also have a significant effect upon health insurance activities.

     The various pension reforms in Europe and a stock market performance pointing towards economic recovery can be expected to lend fresh momentum to asset management activities. Improvement in the economy indicates a brighter future for banks.

     In Central and Eastern Europe, growth will likely weaken. Nevertheless, the insurance business can be expected to flourish. Private providers are profiting from deregulation, by no means a completed process but one which is being given a new impetus in view of the imminent entry of these countries to the EU. In addition, domestic insurance industries will benefit from the introduction of mandatory insurance and tax-favored plans.

     The prospects for sustained improvement in the economic situation of South America are rather dim. These economies are too dependent on foreign capital and the performance of the world's commodities markets. The upward potential for life insurance and funds in this part of the world is limited by the generally low household savings rate despite ongoing implementation of reforms in the social security system.

     The economy in the growth markets of the Asia-Pacific region is expected to recover relatively swiftly in the year 2002. However, the household savings rate in this region is particularly high. Coupled with further liberalization of the insurance markets in India and the People's Republic of China, this will produce upward momentum for our industry.

     All in all, we expect the Allianz Group's steady growth to continue throughout the current fiscal year 2002, with total premium income up a good 4 percent from the previous year. Net income should show substantial improvement and rise to a solid 3 billion euros.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro -- U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th.

    The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

                      (This page intentionally left blank)

                                    CONTENTS

                                                              PAGE
                                                              -----
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet..................................  F-214
Consolidated Income Statement...............................  F-215
Movements in Shareholders' Equity...........................  F-216
Cash Flow Statement.........................................  F-217
Segment Reporting...........................................  F-219
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS..............  F-224

           CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED DECEMBER 31,

                                                                NOTE      2001       2000
                                                                -----    -------    -------
                                                                          E MN       E MN
ASSETS
A. Intangible assets........................................      5       16,911     10,394
B. Investments in affiliated enterprises, joint ventures,
   and associated enterprises...............................      6       10,247     11,763
C. Investments..............................................      7      345,302    280,834
D. Investments held on account and at risk of life insurance
   policyholders............................................      8       24,692     22,770
E. Loans and advances to banks..............................      9       61,274      7,070
F. Loans and advances to customers..........................     10      239,693     28,086
G. Trading assets...........................................     11      128,422        372
H. Cash funds and cash equivalents..........................     12       21,240      4,209
I.  Amounts ceded to reinsurers from insurance reserves.....     13       30,999     28,475
J. Deferred tax assets......................................     39        8,415      6,133
K. Other assets.............................................     14       55,730     39,889
                                                                         -------    -------
TOTAL ASSETS................................................             942,925    439,995
                                                                         =======    =======
EQUITY AND LIABILITIES
A. Shareholders' equity.....................................     15       31,664     35,603
B. Minority interests in shareholders' equity...............     16       17,349     16,200
C. Participation certificates and post-ranking
   liabilities..............................................     17       12,207      1,337
D. Insurance reserves.......................................     18      299,512    284,824
E. Insurance reserves for life insurance where the
   investment risk is carried by policyholders..............      8       24,726     22,841
F. Liabilities to banks.....................................     19      135,402      5,172
G. Liabilities to customers.................................     20      177,323      9,684
H. Certificated liabilities.................................     21      134,670     13,606
I.  Trading liabilities.....................................     22       44,538        197
J. Other accrued liabilities................................     23       14,117      7,143
K. Other liabilities........................................     24       41,900     28,492
L. Deferred tax liabilities.................................     39        8,898     14,332
M. Deferred income..........................................     25          619        564
                                                                         -------    -------
TOTAL EQUITY AND LIABILITIES................................             942,925    439,995
                                                                         =======    =======

         CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31,

                                                                     NOTE      2001        2000
                                                                     ----    --------    --------
                                                                               E MN        E MN
 1.  Premiums earned (net).......................................     26       52,745      49,907
 2.  Interest and similar income.................................     27       24,224      16,595
 3.  Income (net) from investments in affiliated enterprises,
     joint ventures, and associated enterprises..................     28        1,588       1,860
 4.  Other income from investments...............................     29        8,502      10,945
 5.  Trading income..............................................     30        1,592        - 36
 6.  Fee and commission income, and income from service
     activities..................................................     31        4,827       2,187
 7.  Other income................................................     32        2,479       2,331
                                                                             --------    --------
                                                                               95,957      83,789
TOTAL INCOME (1. TO 7.)..........................................
                                                                             --------    --------
 8.  Insurance benefits (net)....................................     33     - 50,154    - 51,738
 9.  Interest and similar expenses...............................     34      - 7,947     - 2,399
10.  Other expenses for investments..............................     35      - 8,923     - 4,949
11.  Loan loss provisions........................................     36        - 596        - 21
12.  Acquisition costs and administrative expenses...............     37     - 19,324    - 13,679
13.  Amortization of goodwill....................................      5        - 808       - 495
14.  Other expenses..............................................     38      - 6,378     - 5,595
                                                                             --------    --------
                                                                             - 94,130    - 78,876
TOTAL EXPENSES (8. TO 14.).......................................
                                                                             --------    --------
15.  Earnings from ordinary activities before taxes..............               1,827       4,913
16.  Taxes.......................................................     39          840       - 176
17.  Minority interests in earnings..............................     16      - 1,044     - 1,277
                                                                             --------    --------
18.  NET INCOME..................................................               1,623       3,460
                                                                             ========    ========

                                                                          E          E
                                                                       -------    -------
Earnings per share..........................................     42       6.66      14.10
                                                                       =======    =======

                       MOVEMENTS IN SHAREHOLDERS' EQUITY

                                                                   UNREALIZED     CONSOLIDATED      SHARE-
                                            PAID-IN    REVENUE       GAINS       UNAPPROPRIATED    HOLDERS'
                                            CAPITAL    RESERVES    AND LOSSES        PROFIT         EQUITY
                                            -------    --------    ----------    --------------    --------
                                             E MN        E MN         E MN            E MN           E MN
12/31/1999..............................     7,811       9,884       11,626            355          29,676
Currency translation adjustments........                   374           77                            451
Changes in the group of consolidated
  companies.............................                   283                                         283
Capital paid in.........................       183                                                     183
Unrealized investment gains and losses..                              1,745                          1,745
Net income for the year.................                 3,027                         433           3,460
Shareholders' dividend..................                                             - 306           - 306
Miscellaneous...........................                   160                        - 49             111
                                            ------     -------      -------          -----         -------
12/31/2000..............................     7,994      13,728       13,448            433          35,603
Currency translation adjustments........                 - 127           38                           - 89
Changes in the group of consolidated
  companies.............................                 - 554                                       - 554
Capital paid in.........................     6,775                                                   6,775
Treasury stock..........................               - 5,801                                     - 5,801
Unrealized investment gains and losses..                            - 5,210                        - 5,210
Net income for the year.................                 1,213                         410           1,623
Shareholders' dividend..................                                             - 367           - 367
Miscellaneous...........................                 - 250                        - 66           - 316
                                            ------     -------      -------          -----         -------
12/31/2001..............................    14,769       8,209        8,276            410          31,664
                                            ======     =======      =======          =====         =======

                              CASH FLOW STATEMENT

                                                                  2001       2000
                                                                --------    -------
                                                                  E MN       E MN
Net income for the year.....................................       1,623      3,460
Change in unearned premiums.................................         949      - 674
Change in aggregate policy reserves(1)......................       6,859      6,550
Change in reserve for loss and loss adjustment expenses.....       3,375      2,715
Change in other insurance reserves(2).......................     - 4,007      2,227
Change in deferred acquisition costs........................       - 662    - 1,093
Change in funds held by others under reinsurance business
  assumed...................................................       - 171         66
Change in funds held under reinsurance business ceded.......       - 278        483
Change in accounts receivable/payable on reinsurance
  business..................................................         - 4      - 604
Change in trading securities(3).............................    - 12,544         46
Change in loans and advances to banks and customers.........       3,442    - 3,694
Change in liabilities to banks and customers................     - 5,456        836
Change in certificated liabilities..........................       3,130      2,642
Change in other receivables and liabilities.................       3,843    - 1,408
Change in deferred tax assets/liabilities(4)................     - 2,181    - 2,226
Adjustment for investment income/expenses not involving
  movements of cash.........................................         112    - 7,525
Adjustments to reconcile amortization of goodwill...........         808        495
Other.......................................................         387        180
                                                                --------    -------
CASH FLOW FROM OPERATING ACTIVITIES.........................       - 775      2,476
                                                                --------    -------
Change in securities available for sale.....................     - 3,465    - 7,271
Change in investments held to maturity......................         383        634
Change in real estate.......................................         112      - 287
Change in other investments.................................       2,692      - 416
Change in investments held on account and at risk of life
  insurance policyholders...................................     - 1,465    - 1,942
Change in cash and cash equivalents from the acquisition of
  consolidated affiliated companies.........................      12,114    - 3,054
Change in aggregate policy reserves for life insurance
  products according to SFAS 97.............................       8,089      6,770
Other.......................................................       - 441    - 1,389
                                                                --------    -------
CASH FLOW FROM INVESTING ACTIVITIES.........................      18,019    - 6,955
                                                                --------    -------
Change in participation certificates and post-ranking
  liabilities...............................................       - 770      1,714
Cash inflow from capital increases..........................         275        184
Dividend payouts............................................       - 673      - 613
Other from shareholders' capital and minority
  interests(5)..............................................         937      3,464
                                                                --------    -------
CASH FLOW FROM FINANCING ACTIVITIES.........................       - 231      4,749
                                                                --------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................          18          9
                                                                --------    -------
CHANGE IN CASH AND CASH EQUIVALENTS.........................      17,031        279
                                                                --------    -------
Cash and cash equivalents at beginning of period............       4,209      3,930
                                                                --------    -------
Cash and cash equivalents at end of period..................      21,240      4,209
                                                                ========    =======

-------------------------

(1) Without aggregate policy reserves for life insurance products in accordance with SFAS 97

(2) Without change in the reserve for latent premium refunds from unrealized investment gains and losses

(3) Including trading liabilities

(4) Without change in deferred tax assets/liabilities from unrealized investment gains and losses

(5) Without change in revenue reserves from unrealized investment gains and losses

     IAS rules have been used to prepare the data for the cash flow statement. First-time compliance with regulations specific to the banking sector required changes in the cash flow statement. The headings for the previous year were adjusted accordingly. The cash flow statement excludes the effects of the first-time consolidation of major new acquisitions, i.e. during the course of 2001, in particular the Dresdner Bank Group, Frankfurt/Main, and Nicholas Applegate, San Diego. These acquisitions increased the value of investments held (excluding funds held by others) by E77,978 (1,440) mn, goodwill by E5,146 (2,761) mn. The net total of other assets and liabilities decreased by E88,568 (1,146) mn. Cash outflow related to these acquisitions amounted to E12,450 (3,099) mn. Cash outflow contrasted with cash and cash equivalents of E24,564
(45) mn through first-time consolidation included in the consolidated financial statements. Tax benefits on income amounted to E306 (outflow 1,873) mn.

CONSOLIDATED BALANCE SHEET BY BUSINESS SEGMENTS FOR THE YEAR ENDED DECEMBER 31,

                                                                                                             ASSET
                                          LIFE/HEALTH        PROPERTY/CASUALTY          BANKING           MANAGEMENT
                                       ------------------    ------------------    -----------------    ---------------
                                        2001       2000       2001       2000       2001       2000      2001     2000
                                       -------    -------    -------    -------    -------    ------    ------    -----
                                        E MN       E MN       E MN       E MN       E MN       E MN      E MN     E MN
ASSETS
A.  Intangible assets..............      4,005      4,232      2,943      2,822      3,183         1     6,780    3,339
B.  Investments in affiliated
    enterprises, joint ventures,
    and associated enterprises.....      6,043      5,615     40,387     22,514      2,079        96       116       62
C.  Investments....................    180,076    186,799     91,712     95,718     85,133     3,070     1,362      528
D.  Investments held on account and
    at risk of life insurance
    policyholders..................     24,692     22,770         --         --         --        --        --       --
E.  Loans and advances to banks....      1,010      3,747      5,079      4,527     54,271     1,142     1,646    1,102
F.  Loans and advances to
    customers......................     24,843     14,445      2,837      1,565    222,916    12,555       561      395
G. Trading assets..................        775        119      1,373         20    125,741        51       539      182
H.  Cash funds and cash
    equivalents....................      2,351      1,978      2,617      2,041     16,244        95       550      139
I.  Amounts ceded to reinsurers
    from insurance reserves........     17,927     18,073     19,209     15,439         --        --        --       --
J.  Deferred tax assets............      1,911      2,253      5,060      3,631      1,350       208        94       30
K.  Other assets...................     17,634     17,187     22,840     21,717     14,977       783     2,589    1,538
                                       -------    -------    -------    -------    -------    ------    ------    -----
TOTAL SEGMENT ASSETS...............    281,267    277,218    194,057    169,994    525,894    18,001    14,237    7,315
                                       =======    =======    =======    =======    =======    ======    ======    =====
EQUITY AND LIABILITIES
A.  Participation certificates and
    post-ranking liabilities.......         --         --        573        953     11,757       371        22       21
B.  Insurance reserves.............    215,217    208,829     90,432     81,046         --        --        --       --
C.  Insurance reserves for life
    insurance where the investment
    risk is carried by
    policyholders..................     24,726     22,841         --         --         --        --        --       --
D.  Liabilities to banks...........      2,143      1,201      6,303      5,942    131,454       781     1,554      504
E.  Liabilities to customers.......         --          3         --          3    175,228     8,630     2,981    1,312
F.  Certificated liabilities.......        229      - 163     14,727      7,312    122,713     6,310       435        5
G. Trading liabilities.............         50         --        448         --     44,052       197         2       --
H.  Other accrued liabilities......        967        961      5,387      5,458      7,130       193       633      531
I.  Other liabilities..............     19,963     19,880     21,624     14,620      8,798       511     1,413    1,015
J.  Deferred tax liabilities.......      1,958      3,906      5,920     10,353        980        53        40       20
K.  Deferred income................        406        413         84        136        129        11        --        4
                                       -------    -------    -------    -------    -------    ------    ------    -----
TOTAL SEGMENT LIABILITIES..........    265,659    257,871    145,498    125,823    502,241    17,057     7,080    3,412
                                       =======    =======    =======    =======    =======    ======    ======    =====
EQUITY(*)..........................
TOTAL EQUITY AND LIABILITIES.......

                                        CONSOLIDATION
                                         ADJUSTMENTS               GROUP
                                     --------------------    ------------------
                                       2001        2000       2001       2000
                                     --------    --------    -------    -------
                                       E MN        E MN       E MN       E MN
ASSETS
A.  Intangible assets..............        --          --     16,911     10,394
B.  Investments in affiliated
    enterprises, joint ventures,
    and associated enterprises.....  - 38,378    - 16,524     10,247     11,763
C.  Investments....................  - 12,981     - 5,281    345,302    280,834
D.  Investments held on account and
    at risk of life insurance
    policyholders..................        --          --     24,692     22,770
E.  Loans and advances to banks....     - 732     - 3,448     61,274      7,070
F.  Loans and advances to
    customers......................  - 11,464       - 874    239,693     28,086
G. Trading assets..................       - 6          --    128,422        372
H.  Cash funds and cash
    equivalents....................     - 522        - 44     21,240      4,209
I.  Amounts ceded to reinsurers
    from insurance reserves........   - 6,137     - 5,037     30,999     28,475
J.  Deferred tax assets............        --          11      8,415      6,133
K.  Other assets...................   - 2,310     - 1,336     55,730     39,889
                                     --------    --------    -------    -------
TOTAL SEGMENT ASSETS...............  - 72,530    - 32,533    942,925    439,995
                                     ========    ========    =======    =======
EQUITY AND LIABILITIES
A.  Participation certificates and
    post-ranking liabilities.......     - 145         - 8     12,207      1,337
B.  Insurance reserves.............   - 6,137     - 5,051    299,512    284,824
C.  Insurance reserves for life
    insurance where the investment
    risk is carried by
    policyholders..................        --          --     24,726     22,841
D.  Liabilities to banks...........   - 6,052     - 3,256    135,402      5,172
E.  Liabilities to customers.......     - 886       - 264    177,323      9,684
F.  Certificated liabilities.......   - 3,434         142    134,670     13,606
G. Trading liabilities.............      - 14          --     44,538        197
H.  Other accrued liabilities......        --          --     14,117      7,143
I.  Other liabilities..............   - 9,898     - 7,534     41,900     28,492
J.  Deferred tax liabilities.......        --          --      8,898     14,332
K.  Deferred income................        --          --        619        564
                                     --------    --------    -------    -------
TOTAL SEGMENT LIABILITIES..........  - 26,566    - 15,971    893,912    388,192
                                     ========    ========    =======    =======
EQUITY(*)..........................                           49,013     51,803
                                                             -------    -------
TOTAL EQUITY AND LIABILITIES.......                          942,925    439,995
                                                             =======    =======

------------

(*) Shareholders' equity and minority interests

 CONSOLIDATED INCOME STATEMENT BY BUSINESS SEGMENTS FOR THE YEAR ENDED DECEMBER
                                      31,

                                                                                                                   ASSET
                                          LIFE/HEALTH          PROPERTY/CASUALTY            BANKING              MANAGEMENT
                                      --------------------    --------------------    -------------------    ------------------
                                        2001        2000        2001        2000        2001       2000       2001       2000
                                      --------    --------    --------    --------    --------    -------    -------    -------
                                        E MN        E MN        E MN        E MN        E MN       E MN       E MN       E MN
 1. Premiums earned (net).........      18,317      18,378      34,428      31,529          --         --         --         --
 2. Interest and similar income...      10,765      10,152       5,068       5,568       9,085      1,502        129        204
 3. Income (net) from investments
    in affiliated enterprises,
    joint ventures, and associated
    enterprises...................         525         693         889       1,833       1,016        122        - 3          1
 4. Other income from
    investments...................       3,562       6,667       4,307       4,259         628         25         44         18
 5. Trading income................       - 117        - 49       1,451        - 10         244          7         10         16
 6. Fee and commission income, and
    income from service
    activities....................         268         271       1,425         940       1,474          2      2,479      1,420
 7. Other income..................         866       1,139       1,329       1,078         394         64         79         63
                                      --------    --------    --------    --------    --------    -------    -------    -------
TOTAL INCOME (1. TO 7.)...........      34,186      37,251      48,897      45,197      12,841      1,722      2,738      1,722
                                      --------    --------    --------    --------    --------    -------    -------    -------
 8. Insurance benefits (net)......    - 21,979    - 26,354    - 28,200    - 25,413          --         --         --         --
 9. Interest and similar
    expenses......................       - 492       - 148     - 1,323     - 1,136     - 6,852    - 1,257       - 82       - 61
10. Other expenses for
    investments...................     - 5,537     - 3,004     - 2,888     - 1,913       - 465       - 33       - 57         --
11. Loan loss provisions..........         - 4          --         - 4          --       - 588       - 21         --         --
12. Acquisition costs and
    administrative expenses.......     - 4,259     - 3,927    - 10,042     - 9,106     - 3,446      - 170    - 1,895      - 484
13. Amortization of goodwill......       - 146       - 137       - 349       - 277        - 70          8      - 243       - 89
14. Other expenses................     - 1,357     - 2,055     - 3,682     - 3,453    - 1,193..     - 125      - 795    - 1,043
                                      --------    --------    --------    --------    --------    -------    -------    -------
TOTAL EXPENSES (8. TO 14.)........    - 33,774    - 35,625    - 46,488    - 41,298    - 12,614    - 1,598    - 3,072    - 1,677
                                      --------    --------    --------    --------    --------    -------    -------    -------
15. EARNINGS FROM ORDINARY
    ACTIVITIES BEFORE TAXES.......         412       1,626       2,409       3,899         227        124      - 334         45
16. Taxes.........................        - 99       - 343         701           5           6         67        168          4
17. Minority interests in
    earnings......................        - 84       - 658       - 746       - 642       - 453       - 90      - 182      - 136
                                      --------    --------    --------    --------    --------    -------    -------    -------
18. NET INCOME....................         229         625       2,364       3,262       - 220        101      - 348       - 87
                                      ========    ========    ========    ========    ========    =======    =======    =======

                                      CONSOLIDATION
                                       ADJUSTMENTS               GROUP
                                    ------------------    --------------------
                                     2001       2000        2001        2000
                                    -------    -------    --------    --------
                                     E MN       E MN        E MN        E MN
 1. Premiums earned (net).........       --         --      52,745      49,907
 2. Interest and similar income...    - 823      - 831      24,224      16,595
 3. Income (net) from investments
    in affiliated enterprises,
    joint ventures, and associated
    enterprises...................    - 839      - 789       1,588       1,860
 4. Other income from
    investments...................     - 39       - 24       8,502      10,945
 5. Trading income................        4         --       1,592        - 36
 6. Fee and commission income, and
    income from service
    activities....................    - 819      - 446       4,827       2,187
 7. Other income..................    - 189       - 13       2,479       2,331
                                    -------    -------    --------    --------
TOTAL INCOME (1. TO 7.)...........  - 2,705    - 2,103      95,957      83,789
                                    -------    -------    --------    --------
 8. Insurance benefits (net)......       25         29    - 50,154    - 51,738
 9. Interest and similar
    expenses......................      802        203     - 7,947     - 2,399
10. Other expenses for
    investments...................       24          1     - 8,923     - 4,949
11. Loan loss provisions..........       --         --       - 596        - 21
12. Acquisition costs and
    administrative expenses.......      318          8    - 19,324    - 13,679
13. Amortization of goodwill......       --         --       - 808      -  495
14. Other expenses................      649      1,081    -  6,378     - 5,595
                                    -------    -------    --------    --------
TOTAL EXPENSES (8. TO 14.)........    1,818      1,322    - 94,130    - 78,876
                                    -------    -------    --------    --------
15. EARNINGS FROM ORDINARY
    ACTIVITIES BEFORE TAXES.......    - 887      - 781       1,827       4,913
16. Taxes.........................       64         91         840       - 176
17. Minority interests in
    earnings......................      421        249     - 1,044     - 1,277
                                    -------    -------    --------    --------
18. NET INCOME....................    - 402      - 441       1,623       3,460
                                    =======    =======    ========    ========

                                  LIFE/HEALTH

                                                                          NET
                                                  PREMIUMS              EXPENSE                NET
                                                EARNED (NET)             RATIO               INCOME               INVESTMENTS
                                             ------------------      --------------      ---------------      -------------------
                                              2001        2000       2001      2000      2001      2000        2001        2000
                                             ------      ------      ----      ----      ----      -----      ------      -------
                                              E MN        E MN        %         %        E MN      E MN        E MN        E MN
1. Europe
  Germany..............................      10,545      10,500      12.7      10.7       63        339       93,316      104,109
  France...............................       1,515       2,283      52.0      27.6      132        127       39,319       39,025
  Italy................................       1,247       1,339      22.5      14.8      133        158       14,171       14,161
  Switzerland..........................         557         477      22.6      9.9       - 20        14        7,042        7,027
  Spain................................         873         525      4.2       8.9        12         38        3,176        2,774
2. U.S.A...............................       1,068       1,092      49.2      48.2      - 46       112       10,415        7,680
3. Asia-Pacific Region.................       1,202         937      17.6      19.6      - 32      - 184       3,296        2,680

                              PROPERTY/CASUALTY(*)

                                                                             NET
                                             PREMIUMS          NET         EXPENSE           NET
                                           EARNED (NET)    LOSS RATIO       RATIO          INCOME          INVESTMENTS
                                          --------------   -----------   -----------   ---------------   ---------------
                                           2001    2000    2001   2000   2001   2000    2001     2000     2001     2000
                                          ------   -----   ----   ----   ----   ----   -------   -----   ------   ------
                                           E MN    E MN     %      %      %      %      E MN     E MN     E MN     E MN
1. Europe
  Germany..............................   10,149   9,714   76.2   73.5   26.8   24.2     3,230   3,014   41,623   44,412
  France...............................    4,083   3,803   83.0   85.8   29.3   28.3      - 94     180    9,237   10,564
  Great Britain........................    1,765   1,604   73.2   82.7   31.0   33.4        68      21    2,865    2,731
  Italy................................    4,181   3,956   76.7   77.8   22.5   21.6       318     144    8,417    8,241
  Switzerland..........................    1,599   1,514   79.1   74.2   26.9   30.0        81     121    4,098    4,337
  Spain................................    1,027     915   78.7   81.1   21.2   23.8        18      38    1,387    1,332
2. America
  NAFTA Region.........................    5,177   4,173   99.9   87.9   29,2   29.6   - 1,064   - 117   12,595   12,899
  South America........................      610     653   63.7   70.9   39.7   34.8        12    - 24      479      364
3. Asia-Pacific Region.................      768     553   79.9   83.1   27.3   23.0      - 25      17    1,520    1,045

------------
(*) Excluding credit and travel insurance

                          CREDIT AND TRAVEL INSURANCE

                                                                             NET
                                           PREMIUMS          NET           EXPENSE           NET
                                         EARNED (NET)     LOSS RATIO        RATIO           INCOME        INVESTMENTS
                                         ------------    ------------    ------------    ------------    --------------
                                         2001    2000    2001    2000    2001    2000    2001    2000    2001     2000
                                         ----    ----    ----    ----    ----    ----    ----    ----    -----    -----
                                         E MN    E MN     %       %       %       %      E MN    E MN    E MN     E MN
Credit insurance.....................    901     932     68.0    46.6    44.0    35.9     70     131     2,118    2,336
Travel insurance and assistance......    669     608     64.4    63.2    33.4    36.5    - 8       6      237       276

                                    BANKING

                                                       TOTAL        LESS LOAN LOSS                          EARNINGS
                                                      INCOME          PROVISIONS       TOTAL EXPENSES      AFTER TAXES
                                                   -------------    --------------    ----------------    -------------
                                                   2001     2000    2001     2000      2001      2000     2001     2000
                                                   -----    ----    -----    -----    -------    -----    -----    ----
                                                   E MN     E MN    E MN     E MN      E MN      E MN     E MN     E MN
Private Customers..............................    1,443    165      177        4     - 1,400    - 136    - 111     25
Corporates & Markets...........................    1,864     10      417       --     - 2,040     - 9     - 619      1

                                    CONTENTS

                                                              PAGE
                                                              -----
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Accounting Regulations......................................  F-224
Changes to Accounting, Valuation and Reporting Policies.....  F-224
Consolidation...............................................  F-225
Accounting and Valuation Policies...........................  F-229
Supplementary Information on Group Assets...................  F-239
Supplementary Information on Group Liabilities..............  F-248
Supplementary Information to the Consolidated Income
  Statement.................................................  F-256
Additional Information on Insurance and Banking Business....  F-264
Other Information...........................................  F-267
Selected Participations and Other Equity Investments........  F-279

1  ACCOUNTING REGULATIONS

     The consolidated financial statements have been prepared in conformity with International Accounting Standards (IAS), on the basis of clause sec. 292a of the German Commercial Code (HGB) which has a debt-discharging effect. All the standards currently in force for the year under review have been adopted in the presentation of the consolidated financial statements.

     IAS does not provide specific guidance concerning the reporting of insurance transactions in annual financial statements. In such cases as envisioned within the IAS Framework, the provisions embodied in the U.S.-Generally Accepted Accounting Principles (U.S. GAAP) have been applied. Preparation of the consolidated financial statements requires us to make estimates and assumptions that affect items reported under the headings in the consolidated balance sheet/income statement, and contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserve for loss and loss adjustment expenses, the aggregate policy reserves, and the loan loss allowance. The judgement of the executive management also has an influence on the loss-free valuation of assets.

     The financial statements were prepared in euros (E).

2  CHANGES TO ACCOUNTING, VALUATION AND REPORTING POLICIES

     The following IAS accounting principles were applied for the first time in fiscal year 2001: IAS 39 and IAS 40. The effect of the first-time recognition under IAS 39 of the market values of derivatives that have until now not been shown in the balance sheet have been recorded in the beginning balance of shareholders' equity. This reduced revenue reserves by E153 mn. First-time application of IAS 40 has only resulted in changes in presentation.

     IAS 39 -- FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT -- IAS 39 sets forth requirements for the recognition in financial statements and valuation of the financial assets and liabilities of an enterprise, including the reporting of hedging instruments, and relating to additional disclosure. Under this standard all financial assets and liabilities, including all derivatives, are initially recognized on the balance sheet at cost. Subsequent to initial recognition, all financial assets are remeasured to fair value, with the exception of certain assets and liabilities listed in the standard. This standard does not apply to rights and obligations arising under insurance contracts.

     IAS 40 covers investment property independent of the main activity of the enterprise concerned. Investment property is real estate held to earn rentals or for capital appreciation. IAS 40 does not apply to real estate held for use in the production or supply of goods or services or for administrative purposes. The standard allows an enterprise to choose either a fair value model or a cost model for valuation purposes. The Allianz Group has chosen the acquisition cost method which is consistent with its previous accounting policy.

     With the first-time consolidation of the Dresdner Bank Group, we have changed the structure of the consolidated balance sheet and the consolidated income statement. The purpose is to provide appropriate information for both the insurance and banking activities within the Group. Some headings in the consolidated balance sheet and consolidated income statement have been combined. To maintain transparency and clarity, the relevant information is presented in detail in the notes to the consolidated financial statements.

     We have also expanded our segment reporting. In accordance with our internal organizational structure and group controlling, the segment formerly entitled Financial Services was replaced with two new segments: Banking and Asset Management. These business segments are reported in addition to the existing segments of Life/Health and Property/Casualty.

     Amounts in the consolidated financial statements were reported for the first time in E mn without a decimal place.

     All figures from fiscal year 2000 have been restated to reflect the foregoing changes, in order to permit comparison between years.

3  CONSOLIDATION

SCOPE OF CONSOLIDATION

     In addition to Allianz AG, 163 (previous year 104) German and 1,021 (660) foreign enterprises have been consolidated in full. 73 (59) German and 85 (79) foreign investment funds were also consolidated.

     13 (9) joint ventures have been accounted for at equity; each of these enterprises is managed by Allianz AG together with a third party not included in the consolidated financial statements.

     146 (95) associated enterprises have been accounted for by the equity method.

     Certain enterprises have not been included in the consolidation or accounted for at equity in cases where their value is not material to the presentation of the financial statements as a whole.

     All affiliated companies, joint ventures, and associated companies that are included in or excluded from the consolidated financial statements are individually listed in the disclosure of equity investments filed with the Commercial Register in Munich. All private companies are also listed and identified separately in this disclosure of equity investments, for which consolidated financial statements and Group management report have an exempting effect in accordance with the application of clause sec. 264 b of the German Commercial Code (HGB). Selected affiliated and associated enterprises are shown on pages F-273 to F-276.

     The following principal acquisitions were consolidated for the first time in the year under review:

     -- Dresdner Bank AG, Frankfurt/Main, and its subsidiaries. With its purchase of 56.7% on July 23, 2001 the Allianz Group acquired the majority stake for a price of E17,227 mn. A further 1.0% of the stock was purchased in the period to December 31, 2001. Total acquisition costs for the majority holding of 78.5% amounted to E19,561 mn. In addition to goodwill of E3,977 mn reported in the first-time consolidation of the Dresdner Bank Group from the acquisition of stock to date, further E659 mn was recognized under other intangible assets for the value of the brand name.

     -- the U.S. asset manager Nicholas Applegate, San Diego. The 100.0% holding was acquired on January 31, 2001 at a purchase price of E1,111 mn. The transaction also includes performance-related purchase price payments of up to E1,236 mn and incentive and retention schemes amounting to a maximum of E170 mn.

     On December 20, 2000 Allianz acquired 100.0% of the stock in Zwolsche Algemeene Holding, Nieuwegein, and its subsidiaries. The operating results of these companies were included in the consolidated financial statements for the first time in fiscal year 2001 with gross premium income of E205 mn and net income for the year of E- 12 mn.

     The following table shows the effect of including Dresdner Bank AG and Nicholas Applegate in the Consolidated Financial Statements:

                                               EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2001(1)
                                               -------------------------------------------------------------
                                                   DATE OF
                                                 FIRST-TIME         NET                        AMORTIZATION
FIRST-TIME CONSOLIDATIONS                       CONSOLIDATION      INCOME     GOODWILL(2)      OF GOODWILL
-------------------------                      ---------------    --------    ------------    --------------
                                                                    E MN          E MN             E MN
Dresdner Bank AG, Frankfurt/Main...........       7/23/2001         - 300         3,977            - 108
Nicholas Applegate, San Diego..............       1/31/2001          - 29         1,042             - 47

------------

(1) Consolidated in the business segments

(2) On the date of first-time consolidation

     The following were the principal companies consolidated for the first time in 2000:

                                             EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2000(1)
                                          ------------------------------------------------------------------
                                             DATE OF
                                           FIRST-TIME       GROSS       NET                     AMORTIZATION
PRINCIPAL NEW ACQUISITIONS 2000           CONSOLIDATION    PREMIUMS    INCOME    GOODWILL(2)    OF GOODWILL
-------------------------------           -------------    --------    ------    -----------    ------------
                                                             E MN       E MN        E MN            E MN
PIMCO Advisors L.P., Delaware.........       5/5/2000         --        - 37        2,674           - 88
Allianz-Tiriac Asigurari, Bucharest...      10/1/2000         18           1           10             --
Arab International Insurance Company,
  Cairo...............................       1/1/2000         12          --           --             --
Munchener und Magdeburger
  Hagel-versicherung AG, Munich.......       7/1/2000         19         - 1            1             --
Zwolsche Algemeene Holding,
  Nieuwegein..........................     12/31/2000         --          --          153             --

------------

(1) Consolidated in the business segments

(2) On the date of first-time consolidation

     The table below shows pro-forma balance sheet and income statement information before and after consolidation of the Dresdner Bank Group.

CONSOLIDATED BALANCE SHEETS

                                                                 12/31/2001             12/31/2001
                                                            BEFORE CONSOLIDATION    AFTER CONSOLIDATION
                                                              OF THE DRESDNER         OF THE DRESDNER
                                                                 BANK GROUP             BANK GROUP
                                                            --------------------    -------------------
                                                                    E MN                   E MN
ASSETS
A.  Intangible assets...................................           11,137                  16,911
B.  Investments in affiliated enterprises, joint
     ventures, and associated enterprises...............           12,968                  10,247
C.  Investments.........................................          270,320                 345,302
D.  Investments held on account and at risk of life
     insurance policyholders............................           24,692                  24,692
E.  Loans and advances to banks.........................            7,785                  61,274
F.  Loans and advances to customers.....................           35,011                 239,693
G.  Trading assets......................................            2,399                 128,422
H.  Cash funds and cash equivalents.....................            5,464                  21,240
I.   Amounts ceded to reinsurers from insurance
     reserves...........................................           30,999                  30,999
J.  Deferred tax assets.................................            7,273                   8,415
K.  Other assets........................................           41,281                  55,730
                                                                  -------                 -------
TOTAL ASSETS............................................          449,329                 942,925
                                                                  =======                 =======
EQUITY AND LIABILITIES
A.  Shareholders' equity................................           32,146                  31,664
B.  Minority interests in shareholders' equity..........           14,336                  17,349
C.  Participation certificates and post-ranking
     liabilities........................................              929                  12,207
D.  Insurance reserves..................................          299,512                 299,512
E.  Insurance reserves for life insurance where the
     investment risk is carried by policyholders........           24,726                  24,726
F.  Liabilities to banks................................            1,584                 135,402
G.  Liabilities to customers............................            5,977                 177,323
H.  Certificated liabilities............................           19,803                 134,670
I.   Trading liabilities................................              507                  44,538
J.  Other accrued liabilities...........................            7,660                  14,117
K.  Other liabilities...................................           33,631                  41,900
L.  Deferred tax liabilities............................            7,908                   8,898
M. Deferred income......................................              610                     619
                                                                  -------                 -------
TOTAL EQUITY AND LIABILITIES............................          449,329                 942,925
                                                                  =======                 =======

CONSOLIDATED INCOME STATEMENTS

                                                                    2001                   2001
                                                            BEFORE CONSOLIDATION    AFTER CONSOLIDATION
                                                              OF THE DRESDNER         OF THE DRESDNER
                                                                 BANK GROUP             BANK GROUP
                                                            --------------------    -------------------
                                                                    E MN                   E MN
1.  Premiums earned (net)...............................            52,745                 52,745
2.  Interest and similar income.........................            16,895                 24,224
3.  Income (net) from investments in affiliated
     enterprises, joint ventures, and associated
     enterprises........................................               508                  1,588
4.  Other income from investments.......................             7,905                  8,502
5.  Trading income......................................             1,351                  1,592
6.  Fee and commission income, and income from service
     activities.........................................             2,998                  4,827
7.  Other income........................................             2,307                  2,479
                                                                  --------               --------
TOTAL INCOME (1. TO 7.).................................            84,709                 95,957
                                                                  --------               --------
8.  Insurance benefits (net)............................          - 50,154               - 50,154
9.  Interest and similar expenses.......................           - 2,683                - 7,947
10. Other expenses for investments......................           - 8,234                - 8,923
11. Loan loss provisions................................              - 26                  - 596
12. Acquisition costs and administrative expenses.......          - 15,588               - 19,324
13. Amortization of goodwill............................             - 673                  - 808
14. Other expenses......................................           - 5,563                - 6,378
                                                                  --------               --------
TOTAL EXPENSES (8. TO 14.)..............................          - 82,921               - 94,130
                                                                  --------               --------
15. Earnings from ordinary activities before taxes......             1,788                  1,827
16. Taxes...............................................               739                    840
17. Minority interests in earnings......................             - 543                - 1,044
                                                                  --------               --------
18. NET INCOME..........................................             1,984                  1,623
                                                                  ========               ========

CONSOLIDATION PRINCIPLES

     The consolidated financial statements are based on the annual financial statements of Allianz AG and all principal subsidiaries. All the financial statements included are uniformly prepared as of December 31, 2001. We have used interim financial statements for those entities whose accounting periods end on a different date.

     Equity consolidation is carried out on the basis of the benchmark method in conformity with IAS 22. The acquisition costs are offset against the Group's proportion of the shareholders' equity in the subsidiaries at the date of acquisition. Any net assets and liabilities attributable to the Allianz Group are carried at their fair value at the date of acquisition of the subsidiary enterprises; for the proportion attributable to minority interests, the pre-acquisition carrying amounts are used. When foreign subsidiaries are consolidated for the first time, their net assets are translated at the exchange rates in force on the date of their acquisition.

     Positive differences arising on first-time consolidation are capitalized as goodwill and amortized over their useful life. In the case of acquisitions prior to January 1, 1995, such differences have been taken to revenue reserves in accordance with the transitional provisions in force.

     The earnings generated by subsidiaries after their first-time consolidation or, where appropriate, their acquisition, are allocated to the revenue reserves of the Group, as are the effects of consolidation procedures on earnings and the Group's portion of the unappropriated retained earnings of subsidiaries.

     The proportion of net income or losses attributable to minority interests has been calculated on the basis of the consolidated net income or losses of those enterprises for the year.

     Intra-Group receivables and payables, income and expenses, and intercompany profits have been eliminated.

FOREIGN CURRENCY TRANSLATION

     Allianz AG's reporting currency is the euro (E). Foreign currency is translated in accordance with IAS 21 by the method of functional currency. The functional currency for Group companies is always the local currency of the relevant company. In accordance with the functional currency method, assets and liabilities are translated at the closing rate on the balance sheet date, and expenses and income are translated at the annual average rate, in all financial statements of subsidiaries not reporting in E. Any translation differences, including those arising in the process of equity consolidation, are recorded directly in shareholders' equity without affecting earnings.

     Assets and liabilities of the Group which are subject to exchange rate fluctuations are normally safeguarded against such fluctuations by the fact that individual foreign subsidiaries have most of their liabilities in the local currency and principally invest in the same currency in capital markets.

     The principal exchange rates are summarized in the following table.

                                                           E CLOSING RATES      E AVERAGES RATES
                                                          ------------------    -----------------
CURRENCY                                                   2001       2000       2001       2000
--------                                                  -------    -------    -------    ------
Australian Dollar (AUD)...............................      1.739      1.675      1.732     1.596
Japanese Yen (JPY)....................................    115.330    106.759    108.749    99.736
Pound Sterling (GBP)..................................      0.609      0.624      0.622     0.609
Swiss Franc (CHF).....................................      1.483      1.523      1.510     1.561
South Korean Won in thousands (KRW)...................      1.162      1.173      1.155     1.053
U.S. Dollar (USD).....................................      0.885      0.930      0.896     0.926

4  ACCOUNTING AND VALUATION POLICIES

     For consolidation purposes, the financial statements of Allianz AG and its consolidated German and non-German subsidiaries have been drawn up uniformly in conformity with IAS accounting and valuation standards.

EFFECTS OF APPLYING IAS 39

     IAS 39.5 defines a financial instrument as "any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise."

     The financial assets in their entirety are thus reported under assets on the balance sheet, regardless of whether they are in the form of shares, cash receivables or interest-bearing securities, or investment interests in separate trust assets. All cash liabilities are reported under equities and liabilities, irrespective of whether they are certificated or not certificated. Furthermore, all commitments for delivery or receipt of financial instruments and cash receivables or cash liabilities are classified as financial instruments.

     IAS 39 also defines derivative financial instruments (derivatives) as financial instruments. A distinction is drawn between over-the-counter (OTC) products, which are individually traded contracts, and exchange-traded products, which are standardized.

     IAS 39 also includes a new rule for reporting hybrid financial instruments. Hybrid financial instruments are a combination of cash instruments (bearer contracts) and derivative financial instruments (embedded derivatives). Subject to certain conditions, IAS 39 requires that embedded derivative components be separated out from the bearer contract, and also requires separate reporting and valuation.

     IAS 39 regulates hedge accounting in conjunction with the reporting of derivatives. The commercial hedge provided by derivative financial instruments is recognized in the financial statements by balancing differing principles for recognition and/or measurement for the valuation of hedged items and hedging instruments in case the requirements are met for qualification as fair value hedges, cash flow hedges or hedges of a net investment in a foreign entity.

     For purposes of INITIAL RECOGNITION and DERECOGNITION, IAS 39 requires that a financial asset or a financial liability be recorded in the balance sheet from the date at which the company reporting the item in the balance sheet becomes a partner to the contractual provisions of the financial instrument, i.e. when the conclusion of a contract authorizes agreed payments or entails an agreed commitment to considerations. A financial asset is derecognized when the Group company reporting the item loses control (power of disposal) over the contractual rights that comprise the financial asset. Financial liabilities are derecognized when the liability is amortized, settled, expired, cancelled or lapsed.

     DERIVATIVE FINANCIAL INSTRUMENTS are initially measured at cost in the same way as the underlying financial instruments. Subsequent to initial recognition, derivatives are then revalued at fair value.

     Exchange-traded derivative financial instruments are valued using the fair-value method and based on publicly quoted market prices. Valuation models established in financial markets (such as present value models or option pricing models) are used to value OTC-traded derivatives. In addition to interest rate curves and volatilities, these models also take market and counterparty risks into account.

SUPPLEMENTARY INFORMATION ON ASSETS

Intangible assets

     Intangible assets comprise goodwill and other intangible assets.

     GOODWILL represents the difference between the purchase price of subsidiaries and the proportionate share of their net assets valued at the current value of all assets and liabilities at the time of acquisition. Minority interests are generally valued at amortized historical cost. Goodwill is amortized over its useful life, which is normally 20 years in the case of life and health insurance enterprises, 10 years in the case of property and casualty insurance enterprises, 10 years in the case of banks and 20 years in the case of asset management companies.

     The book values of goodwill are reviewed annually. Special depreciations are made for diminutions in value which are deemed to be other than temporary. Gains or losses realized on the disposal of subsidiaries include any related unamortized goodwill balances.

     OTHER INTANGIBLE ASSETS include software purchased from others or developed in-house and real property rights, which are amortized on a straight-line basis over their useful service life or contractual term. They also include the capitalized value of life/health insurance portfolios where enterprises have been acquired. The capitalized value is the present value of cash flows anticipated in the future from insurance policies written at the point in time of first-time consolidation. The capitalized value of life/health insurance policies is amortized over the lives of the policies concerned (realization of surpluses or premium income). The valuation is based on actuarial principles taking into account future premium income, mortality, disease and surrender probabilities, in addition to underwriting costs and returns on assets that were invested in order to be able to meet the obligations arising under the insurance contracts. The discount rate corresponds to the opportunity costs for the risk capital used. Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware that are amortized on a straight-line basis over five years, as well as the value of the brand names of Dresdner Bank Group that are amortized on a straight-line basis over 20 years. The fair value for the names "Dresdner Bank" and "dit" (Deutscher Investment-Trust), registered as trade names, was determined using a royalty savings approach.

Investments in affiliated enterprises, joint ventures, and associated enterprises

     Investments in affiliated enterprises, joint ventures, and associated enterprises are generally valued by the equity method in accordance with the Group's valuation principles, at the Group's proportionate share of their net assets using a date as close as possible to the Group's year-end, but not more than six months prior to the Group's year-end. In the case of investments in enterprises that prepare their own consolidated financial statements, the valuation is based on the sub-group's consolidated net assets. Accordingly, our share of net income or loss of such investments is included in consolidated net income. The effects of profits and losses from intercompany transactions have been eliminated.

     Investments in unconsolidated affiliated enterprises, joint ventures, and associated enterprises that are not valued by the equity method because they are not material, are accounted for at cost. Associated enterprises are all those enterprises in which the Group has an interest of between 20 and 50%, for all of which a significant influence is presumed.

Investments

     Investments include securities held to maturity, securities available for sale, real estate used by third parties, and funds held by others under reinsurance contracts assumed. Derivatives used for hedge transactions are included with the classification of the item hedged.

     SECURITIES HELD TO MATURITY are accounted for at amortized cost. Realized gains and losses are principally determined by applying the average cost method.

     SECURITIES AVAILABLE FOR SALE are accounted for at fair value. Positive and negative differences between market value and amortized cost are included in a separate component of shareholders' equity net of deferred tax, and latent reserves as appropriate, for premium refunds. Realized gains and losses are principally determined by applying the average cost method.

     REAL ESTATE USED BY THIRD PARTIES (i.e. real property and equivalent rights and buildings including buildings on leased land) is carried at cost less accumulated scheduled and unscheduled depreciation. The fair value of real estate used by third parties is determined by the discounted cash flow method.

     FUNDS HELD BY OTHERS UNDER REINSURANCE CONTRACTS ASSUMED are accounted for at face value.

Investments held on account and at risk of life insurance policyholders

     These relate mainly to investments funding unit-linked life insurance policies and variable annuities. They are valued at market value on the balance sheet date. Unrealized gains and losses arising from market valuations lead to a corresponding increase or decrease in the related insurance reserves.

Loans and advances to banks and customers

     These balance sheet items include original loans and advances and a limited volume of purchased accounts receivable. The former are accounted for at amortized cost. The latter are either recognized at fair value (available for sale) or at amortized cost (held to maturity) according to their classification.

     The amortized cost is calculated from the outstanding loan amount, less charges and costs recognized on an accrual basis for original loans, less premiums and discounts not requiring repayment for acquired loans, and less other prepaid expenses. Interest, premiums, discounts and accrued net charges are recognized as interest income using the effective yield method over the term of the associated loans.

     Accrued interest is generally no longer recognized, if principal or interest payments are highly unlikely. If a loan is identified as impaired, all previously accrued but not recognized interest is written back against earnings, if the collateral provided for the loan is not sufficient to cover the accrued interest. Income arising from such loans is only reported if the cash funds are received or future installment payments are likely. Accrued interest is only reported for loans of this nature if their interest and installments are currently up to date and if, in the opinion of the management, principal and interest payments for these loans are likely to be received in full.

     The amount of LOAN LOSS ALLOWANCES reflects management's estimate of the probable valuation allowances that are required in the loan portfolio as of the consolidated balance sheet date. Loans are regularly analyzed so that reasonable loan loss allowances can be made. The valuation amounts are largely based on loan classifications that are defined by credit assessment and determined by estimated default factors on the basis of historical loss data. Where it is determined that a loan cannot be repaid, the uncollectable amount is written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement. Recoveries on loans previously written off are recognized in the income statement under "Loan loss provisions."

     Identified counterparty risk is covered by specific credit risk allowances for individual loans or by general allowances for loan losses for a group of similar loans, and by provisions. The size of each allowance is determined by the probability of the borrower's making required payments of interest and principal, with the value of underlying collateral being taken into consideration.

     Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of a certain country to service its external debt. These country risk allowances are based on an internal Group country rating system which incorporates economic data as well as other facts and evaluations to categorize countries.

Trading assets

     These consist of debt and equity securities, derivatives with positive market values, promissory note loans and precious metal holdings. They are classified as "Held for trading" on account of their purpose and are reported at fair value. Changes in fair value are recognized directly in the income statement. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last exchange trading day of the year. To determine the market values of unlisted financial instruments, quotations of similar instruments or acknowledged valuation models (in particular present value models or option pricing models) are used. Credit-worthiness, settlement costs and market liquidity are also taken into account as integral components of the valuation process.

Cash funds and cash equivalents

     This item includes balances with banks payable on demand, balances with central banks, checks and cash on hand, treasury bills (to the extent that they are not included in trading assets), and bills of exchange which are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition. Cash funds are stated at their face value, with holdings of foreign notes and coins valued at year-end closing prices.

Other assets

     Other assets include real estate owned by Allianz and used for its own activities, property, plant and equipment, inventories, accounts receivable on direct insurance business, accounts receivable on reinsurance business, and other receivables. This item also includes deferred acquisition costs and prepaid expenses.

     REAL ESTATE OWNED BY ALLIANZ AND USED FOR ITS OWN ACTIVITIES AND PROPERTY, PLANT AND EQUIPMENT, AND INVENTORIES are carried at cost less accumulated depreciation.

     RECEIVABLES are recorded at face value less any payments made or appropriate valuation allowances.

     DEFERRED ACQUISITION COSTS, which are incurred in connection with the acquisition or renewal of insurance policies, are capitalized and amortized against income over the term of the policies.

SUPPLEMENTARY INFORMATION ON ASSETS

Impairment of assets

     All assets are reviewed regularly to ensure that they have maintained their value. Valuation write-downs are charged to the income statement if any permanent diminution in value is established. Write-downs are based on the relevant fair values.

     A diminution in value is assumed to have occurred on a loan if it is probable that not all amounts due under the provisions of the loan agreement will be received. If this is the case, collateral is taken into account as appropriate. In the case of collateralized loans the fair value of the collateral is applied to determine the amount of the diminution in value.

     The Group uses the following methods and assumptions to determine fair values:

     LOANS: The fair value of loans is calculated using the discounted cash flow method. This method uses the effective yield of the relevant debt instrument. Where there is doubt about the repayment of loans, the anticipated cash flows are discounted at a reasonable rate that takes into account date of receipt and includes a charge for an element of uncertainty in cash flows.

     FIXED-TERM SECURITIES, EQUITIES, AND OTHER INVESTMENTS: The fair value of fixed-term securities is based on market prices, provided these are available. If fixed-term securities are not actively traded, their fair value is determined on the basis of valuations by independent data suppliers. The fair value of equities is based on their stock-market prices. The carrying amount and the fair value for fixed-term securities and equities do not include the fair value of derivative contracts used to hedge fixed-term securities and equities.

     CASH WITH BANKS, CHECKS AND CASH ON HAND: The carrying amount corresponds to the fair value.

Repurchase and reverse repurchase agreements

     A repurchase ("repo") transaction involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If control of the securities remains in the Group over the entire lifetime of the transactions, the securities concerned are retained in the Group's balance sheet and are valued in accordance with the accounting principles for trading assets or investments. The proceeds of the sale are reported under "Liabilities to banks" or "Liabilities to customers," as appropriate.

     A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date. If control over the securities remains with the pledgor, these transactions are reported in "Loans and advances to banks," or "Loans and advances to customers."

     Interest income from reverse repos and interest expenses from repos are accrued evenly over the lifetime of the transactions and reported under interest income/interest expenses and similar income/expenses.

Securities borrowing and lending

     The Group enters into securities borrowing and lending transactions on behalf of its customers and to fulfill its own obligations to deliver or take delivery of securities and to maximize returns on the investment-portfolios of the insurance companies. Such transactions involve the transfer of securities from one market participant (lender) to a counterparty (borrower), for a certain period of time. If the lender retains control, the lender continues to report the securities involved on its balance sheet, whereas borrowed securities are not reported. Income and expenses from securities borrowing and lending transactions are recognized on an accrual basis and reported under "Interest and similar income" or "Interest and similar expenses."

Accounting for leases

     Property and equipment holdings are used by the Group under operating leases, whereby the risks and benefits relating to ownership of the assets remain with the lessor, and are not recorded on our balance sheet. Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognized in full as an expense at the time when such termination takes place.

SUPPLEMENTARY INFORMATION ON LIABILITIES

Shareholders' equity

     Treasury stock held by the Group is stated as shares held by the company. These shares are treated like unissued shares and are deducted from shareholders' equity at average cost. Gains and losses arising from trading in treasury stock held by the company are added to revenue reserves after income tax has been deducted.

Insurance reserves

     These include unearned premiums, the aggregate policy reserves, reserve for loss and loss adjustment expenses, and other insurance reserves. Premiums written attributable to income of future years are accrued in UNEARNED PREMIUMS. These premiums are distributed to the current fiscal year and subsequent years over the period of the contract for every day that the premium still has to cover. However, if there is no temporal proportionality between risk and premium, account must be taken of the varying development of risk over time.

     Unearned premiums for reinsurance business assumed are based on the calculations of the cedant.

     AGGREGATE POLICY RESERVES, including the reserve for advancing age in health insurance, is calculated on actuarial principles from the present value of future benefits less the present value of premiums still to be received.

     The calculation of aggregate policy reserves depends on the extent to which policyholders benefit from any surpluses earned on insurance policies. A distinction is drawn between the following situations:

     -- policyholders participate in surpluses in the same proportion as their policies have contributed to these surpluses. Policyholders do not participate in losses. This is referred to as the contribution principle.

     -- policyholders participate in a surplus on the basis of a mechanical or non-contributory system.

     -- policyholders are guaranteed fixed benefits and do not participate in any profits. All other benefits and risks are carried by the insurer.

     -- policyholders carry not only the investment risk and corresponding opportunities for benefit, but also any losses (variable annuities). The aggregate reserve for these policies is shown under a separate liability heading "Insurance reserves for life insurance where the investment risk is carried by policyholders."

     -- policyholders are entitled, within certain limits, to vary the level of premium payments, and the life insurance enterprise does not give any contractual guarantees about minimum rate of return or the level of management fees (universal life policies).

     The calculation of aggregate policy reserves is done in compliance with various U.S. Financial Accounting Standards (FAS); in the first case above by FAS 120, in the second and third cases by FAS 60, and in the fourth and fifth cases by FAS 97. The assumptions on which the calculation is based vary, particularly with regard to mortality, morbidity, interest rates and the treatment of acquisition costs.

     The assumptions used in the first case are conservative and contractually agreed, so there is a strong probability that surpluses will arise, most of which have to be distributed to policyholders. Acquisition costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

     In the second and third cases, assumptions including provisions for adverse deviations are used which are based on values at the time when the policy is taken out. In health insurance the insurer has the option of adjusting premiums when the assumptions change. Here, too, acquisition costs are spread over the term of the policies, but in the same proportion as premiums written for the year concerned compared to the total premium income.

     The interest rates used in 2001 for the assumptions were as follows:

                                                                  POLICIES USING THE
                                                                CONTRIBUTION PRINCIPLE    OTHER POLICIES
                                                                      (FAS 120)              (FAS 60)
                                                                ----------------------    --------------
                                                                          %                     %
Aggregate policy reserves...................................              3                     7
Deferred acquisition costs..................................              7                     7

     In the fourth and fifth cases the aggregate reserve is not calculated actuarially; in the fourth case it moves in line with the value of the related investments, and in the fifth case in line with the premiums paid by policyholders, plus interest credited. Acquisition costs are deferred over the term of the policies in the same proportion as the surpluses in individual years contribute to the surplus on the portfolio concerned.

     The RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES is for future payment obligations under insurance claims, where normally either the amount of benefits to be paid or the date when payments must be made is not yet fixed. The reserve for loss and loss adjustment expenses is calculated at the estimated amount considered necessary to settle future claims in full. It is calculated using recognized actuarial methods. Unusual cases are calculated on an individual basis. Past experience is taken into account as well as current and future anticipated social and economic factors. With the exception of annuity reserves, claims reserves are not discounted. The necessary estimates may mean that the payment obligations calculated may differ from the ultimate cost.

     The reserve for loss and loss adjustment expenses includes:

     -- claims reported at the balance sheet date

     -- claims incurred but not yet reported at the balance sheet date

     -- claims settlement expenses.

     There is, as yet, no adequate statistical data available for some risk exposures in liability insurance, such as environmental and asbestos claims and large-scale individual claims, because some aspects of these types of claims are still evolving. Appropriate provision has been made for such cases following an analysis of the portfolio in which such risks occur.

     OTHER INSURANCE RESERVES include the reserve for premium refunds. This item includes experience-rated and other premium refunds in favor of policyholders.

     The reserve for premium refunds includes the amounts allocated under the relevant local statutory or contractual regulations to the accounts of the policyholders and the amounts resulting from the differences between this income statement under IAS rules and local income statements. These differences are restated and recognized on a future accrual basis and reported in profit participation accounts.

     Unrealized gains and losses in connection with the valuation of investments are recognized in the latent reserve for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

     The profit participation allocated to policyholders or paid out to them reduces the reserve. Any dividends allocated or paid out over and above the reserve are recorded in operating expenses.

     The methods and corresponding percentages for participation in profits by the policyholders are set out below for the most significant countries:

                          COUNTRY                               METHOD     PERCENTAGE
                          -------                               -------    ----------
GERMANY
  Life......................................................    Minimum       90%
  Health....................................................    Minimum       80%
FRANCE
  Life......................................................    Minimum       85%
ITALY
  Life......................................................    Minimum       85%

     The PREMIUM DEFICIENCY RESERVE is calculated individually for each insurance portfolio on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. The reserve includes in particular the unearned premium sums to cover risks arising from natural catastrophes such as earthquakes and storms.

Liabilities to banks and customers, and certificated liabilities

     Interest-bearing liabilities are accounted for at their nominal value, i.e. at the amount to be repaid. Where liabilities are entered into subject to a discount, such discounts are reported as prepaid expenses and amortized over the life of the respective liabilities, using the effective yield method. Non-interest-bearing liabilities such as zero-coupon bonds are valued at their present value on initial recognition and written up in accordance with the effective yield method at the contracted interest rate. Costs relating to the issuance of debt securities, such as fees relating to placement, underwriting commitments, subscription, management or syndication are recognized in the year that they are incurred, and are reported in "Other expenses."

Trading liabilities

     This item primarily includes derivatives with negative market values and obligations to deliver assets arising from short sales of securities, which are carried out in order to benefit from short-term price fluctuations. The securities required to close out short sales are obtained through securities borrowing or repurchase agreements. These liabilities are valued the same as trading assets.

Other accrued liabilities

     Pension and similar reserves are calculated taking local circumstances into account as well as current mortality, morbidity and employee turnover projections. Expected future trends in salaries and wages, retirement rates and pension increases are also taken into account. The notional interest rate used is based on the rate for long-term highly-rated corporate or government bonds.

     Accrued taxes are calculated in accordance with the relevant local tax regulations.

     Miscellaneous accrued liabilities are recorded as projected. Miscellaneous accrued liabilities primarily include reserves for restructuring, for anticipated losses arising from non-insurance business, for litigation, and for employees (e.g. early retirement, phased retirement, employee awards for long service, and vacation) and agents (e.g. unpaid commissions).

Other liabilities

     These include funds held under reinsurance business ceded, accounts payable on direct insurance business, accounts payable on reinsurance business, and miscellaneous liabilities. These are reported at the redemption value.

Deferred tax liabilities

     The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax basis, and on differences arising from the application of uniform valuation policies for consolidation purposes. The tax rates used for the calculation of deferred taxes are the local rates applicable in the countries concerned; changes to tax rates already adopted as of the balance sheet date are taken into account.

INFORMATION ON PROFIT

Premiums and unearned premiums

     In the case of premiums for life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

     Life-insurance premiums from traditional life insurance policies are reported as earned when due. Reserves are established for benefits and expenses to calculate the profits over the estimated lifetime of the insurance policies.

     The premium components for insurance-related costs, surrenders and policy administration are deducted from the account balance of the policyholder. These deductions relate to premium income from investment-oriented insurance policies (universal life type) and pension plans with variable payout amounts, and as such are recorded as premiums earned in the income statement. Benefits recognized under expenses include the claims for benefits arising during the period under review that exceed the balance of the relevant insurance policy accounts, and interest that is credited to the appropriate insurance policy account.

     Premiums from short-term personal accident and health insurance policies are recorded proportionately over the term of the insurance policy. Premiums from long-term personal accident and health insurance policies are reported as earned when due. Reserves are formed for benefits and expenses from this income, in order to record the profits over the estimated term of the insurance policies.

     Premiums for property and casualty insurance are reported proportionately as income over the term of the insurance contract for every day that the premium has to cover. Unearned premiums are calculated separately for each policy, in order to determine the portion of premium income that has not yet been earned.

Interest and similar income/expenses

     Interest income and interest expenses are recognized on an accrual basis. Interest income from lending business is recognized using the effective yield method. This item also includes dividends from available for sale equity securities and interest recognized on finance leases. Dividends are recognized in income when received. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant period yield based on the net investment is attained.

Trading income

     Trading income comprises all realized and unrealized gains and losses from trading assets and trading liabilities. In addition, commissions and all interest and all dividend income attributable to trading operations and related refinancing costs are included in trading income.

Net interest margin/Net fee and commission income

     These indicators are calculated for banking business in the Group.

     Interest income and interest expenses are recognized on an accrual basis. Reporting of current income includes interest, dividends from equity securities, the share of net income from enterprises accounted for using the equity method, dividend income from investments in affiliated enterprises and participations, and interest recognized on finance leases. The share of net income from investments in associated enterprises and joint ventures is recognized on an accrual basis, and dividends are recognized in income when received. Interest on finance leases is recognized in interest income over the term of the respective lease so that a constant period yield based on the net investment is attained.

     In addition to traditional commission income received on securities, fee and commission income in the securities business also includes commissions received in relation to private placements, syndicated loans and financial advisory services. Other fees are related to commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loan and savings contracts and real estate. Fee and commission income is recognized in banking business when the corresponding service is provided.

Trustee business

     Assets and liabilities held by the Group in its own name, but for the account of third parties, are not reported in the balance sheet. Commissions received from such business are shown as "Fee and commission income" in the income statement.

SUPPLEMENTARY INFORMATION

Equity remuneration plans

     Equity-based remuneration plans are reported in conformity with U.S. GAAP Standard APB (Accounting Principles Board) Opinion No. 25 and related regulations on the basis of the intrinsic value of the option rights.

     In conformity with the method based on the intrinsic value of the option rights, remuneration expenses correspond to the difference between the current share price on the balance sheet date and the exercise price of the option on the assignment date. They are reported proportionately over the retirement term for the allocation. Remuneration expenses for Stock Appreciation Rights (SAR) correspond to the amount by which the share price exceeds the reference price, provided that it can be assumed that the stock appreciation requirements and the associated rights of employees are being exercised. An increase or fall in the stock-market price of the share leads to a corresponding change in the remuneration expenses.

Segment reporting

     Information on segments is reported separately in the Annual Report. Segment reporting has been prepared on the basis of the accounting regulations used to prepare the consolidated financial statements as a whole. The business segments of the Group are organized as a matrix based on products, divisions, and geographical regions. The business segments are structured as Life/Health, Property/Casualty, Banking and Asset Management.

Explanation of the accounting and valuation policies differing from German law

     The most important differences are summarized below.

Assets

     The definition of an asset is much broader under IAS rules than under the German Commercial Code (HGB). By its reference to the creation of future commercial benefit for the company without the prerequisite of an acquisition against payment, items such as brand names and software developed in-house also must be reported in the accounts under IAS as assets.

Special funds

     Under IAS-SIC 12 all investment funds in which the Group has shareholdings in excess of 50.0% are included within the scope of consolidation. Under the German Commercial Code (HGB) the units of special funds held are recognized in the balance sheet.

Shareholders' equity

     Shareholders' equity increases overall because:

     -- trading assets and large proportions of the investments are shown in the balance sheet at market value, and

     -- only the recognition of lower insurance reserves in property and casualty business is permitted.

Calculation of profit

     There are substantial differences between accounting treatment under IAS rules and the German Commercial Law in the case of investments, trading activities and reserves. The following summary explains the most important aspects of IAS which differ from HGB.

     CLAIMS EQUALIZATION RESERVES Claims equalization reserves and major risk reserves are not allowed under IAS because they do not represent a present obligation toward third parties. The net result for the year is not affected by transfers to or from such reserves.

     CLAIMS RESERVES Claims reserves tend to be somewhat lower under IAS because they are not calculated in accordance with the prudence concept but at the best estimate of the ultimate cost.

     ACQUISITION COSTS Under IAS acquisition costs are capitalized and amortized over the term of the policy.

     DEPRECIATION AND WRITE-DOWNS Depreciation charges and valuation write-downs are reduced overall under IAS. In particular they are not allowed where movements in stock market prices or exchange rates result in only a temporary diminution in value.

     VALUATION AT EQUITY All participations of between 20 and 50% are valued by the equity method, i.e. at the corresponding proportion of the shareholders' equity. It is therefore irrelevant whether a significant influence is actually exercised or not. This means that the valuation includes a proportion of the net profit of the enterprises concerned.

     CAPITAL GAINS AND LOSSES Gains on disposal may be lower, and losses on disposal may be higher under IAS because the proceeds of disposal are set against historical cost. Under German

Commercial Law, by contrast, the disposal proceeds are set against the carrying amount, which might be lower.

     FUND FOR GENERAL BANKING RISKS According to German Commercial Law, provisions may be made for general banking risks pursuant to clause sec. 340f of the German Commercial Code (HGB), setting aside a special item pursuant to clause sec. 340g of the German Commercial Code. This is, however, not permitted for consolidated financial statements under IAS rules.

     TREASURY SHARES Under IAS rules, treasury shares held within the Group are deducted from shareholders' equity. Gains or losses from trading in own shares are added to, or subtracted from, equity with no impact on the income statement. According to the German Commercial Code, own shares must be reported as assets, with reserves for treasury shares set aside at the same time. Also, in financial statements prepared according to the German Commercial Code, gains or losses from trading in own shares would be transferred to the income statement and reported under trading income.

     GOODWILL Goodwill is amortized against income over its useful life under IAS as follows:

     -- over 20 years for life and health insurance companies

     -- over 10 years for property and casualty insurance companies

     -- over 10 years for banking companies

     -- over 20 years for asset management companies

     In accordance with the German Commercial Code, goodwill was charged against revenue reserves without affecting earnings.

                   SUPPLEMENTARY INFORMATION ON GROUP ASSETS

5 INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Goodwill....................................................      12,649         7,393
Other intangible assets.....................................       4,262         3,001
                                                                  ------        ------
TOTAL.......................................................      16,911        10,394
                                                                  ======        ======

     Changes in goodwill for the fiscal year were as follows:

                                                                 E MN
                                                                -------
Gross amount capitalized 12/31/2000.........................      8,899
Accumulated amortization 12/31/2000.........................    - 1,506
                                                                -------
Value stated as of 12/31/2000...............................      7,393
Translation differences.....................................        134
                                                                -------
Value stated as of 1/1/2001.................................      7,527
Reclassification............................................        350
Additions...................................................      5,580
Amortization................................................      - 808
                                                                -------
VALUE STATED AS OF 12/31/2001...............................     12,649
Accumulated amortization as of 12/31/2001...................    - 2,314
                                                                -------
Gross amount capitalized as of 12/31/2001...................     14,963
                                                                =======

     Reclassification relates to the interest of the Allianz Group in the goodwill shown in the balance sheet of the Dresdner Bank Group prior to acquisition of the majority shareholding on July 23, 2001.

     Major additions include the following:

-- first-time consolidation of the following subsidiaries:

  Dresdner Bank AG, Frankfurt/Main..........................    E3,977 mn
  Nicholas Applegate, San Diego.............................    E1,042 mn
  Malaysia British Assurance, Malaysia......................       E45 mn

-- E19 mn by increasing the interests in Berner Allgemeine Versicherungs-
   Gesellschaft, Bern by 39.8% to 99.9%.

     Amortization of goodwill is shown in the income statement under item 13 as a separate heading.

     Other intangible asset values changed during the year under review as follows:

SOFTWARE                                                         E MN
--------                                                        -------
Gross amount capitalized 12/31/2000.........................      1,356
Accumulated amortization 12/31/2000.........................      - 762
                                                                -------
Value stated as of 12/31/2000...............................        594
Translation differences.....................................          6
                                                                -------
Value stated as of 1/1/2001.................................        600
Additions...................................................        491
Changes in the group of consolidated companies..............        612
Disposals...................................................       - 26
Amortization................................................      - 241
                                                                -------
VALUE STATED AS OF 12/31/2001...............................      1,436
Accumulated amortization 12/31/2001.........................    - 1,003
                                                                -------
Gross amount capitalized 12/31/2001.........................      2,439
                                                                =======

     The balance sheet value amounting to E1,436 (594) mn includes E619 (394) mn for software developed in-house and E817 (200) mn for software purchased from others. Software is amortized over a maximum of five years, according to its useful life. Amortization is apportioned between the relevant cost headings in the income statement.

CAPITALIZED VALUE OF LIFE/HEALTH INSURANCE PORTFOLIOS

                                                                E MN
                                                                -----
Gross amount capitalized 12/31/2000.........................    1,975
Accumulated amortization 12/31/2000.........................    - 457
                                                                -----
Value stated as of 12/31/2000...............................    1,518
Translation differences.....................................       13
                                                                -----
Value stated as of 1/1/2001.................................    1,531
Additions...................................................       11
Amortization................................................    - 168
                                                                -----
VALUE STATED AS OF 12/31/2001...............................    1,374
Accumulated amortization 12/31/2001.........................    - 625
                                                                -----
Gross amount capitalized 12/31/2001.........................    1,999
                                                                =====

     The capitalized value of life/health insurance portfolios was determined using discount rates ranging from 12.0 to 15.0%. Interest rates between 3.5 and 8.5% were applied for interest not yet due.

     The addition under capitalized value of life insurance portfolios relates to first-time consolidation of the subsidiary Malaysia British Assurance Life, Kuala Lumpur.

     The capitalized value of life/health insurance portfolios is amortized over the lives of the policies concerned (realization of surpluses). Scheduled amortization of the capitalized value is included under acquisition costs and administrative expenses.

     Other intangible assets also include capitalized loyalty bonuses for senior management of the PIMCO Group, Delaware amounting to E574 (713) mn that are amortized on a straight-line basis over five years. E659 mn were recognized under assets for the value of the brand name "Dresdner Bank" and "dit" (Deutscher Investment-Trust) and these are amortized on a straight-line basis over 20 years.

     Scheduled amortization for the brand names amounted to E15 mn during the year under review.

6 INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES, AND ASSOCIATED ENTERPRISES

INVESTMENTS                                                     12/31/2001    12/31/2000
-----------                                                     ----------    ----------
                                                                   E MN          E MN
In affiliated enterprises...................................         870           581
In joint ventures...........................................         105            97
In associated enterprises...................................       9,272        11,085
                                                                  ------        ------
TOTAL STATED VALUE..........................................      10,247        11,763
                                                                  ------        ------
TOTAL MARKET VALUE..........................................      24,134        29,477
                                                                  ======        ======

     The market value is principally based on stock exchange quotations.

     The value of interests in banks amounts to E2,079 (76) mn.

7  INVESTMENTS

     Investments comprise the following:

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Securities held to maturity.................................       7,688         8,087
Securities available for sale...............................     322,192       258,001
Real estate used by third parties...........................      12,004        11,506
Funds held by others under reinsurance contracts assumed....       3,418         3,240
                                                                 -------       -------
TOTAL.......................................................     345,302       280,834
                                                                 =======       =======

SECURITIES HELD TO MATURITY

                                                                     AMORTIZED COST
                                                                ------------------------
                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Government bonds............................................      2,824         2,696
Corporate bonds.............................................      2,319         2,357
Other.......................................................      2,545         3,034
                                                                  -----         -----
TOTAL.......................................................      7,688         8,087
                                                                  =====         =====

     The fair value of individual securities can fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, such securities are not written down in value.

     Amortization includes unscheduled write-downs of E35 (2) mn.

                                                         AMORTIZED COST              MARKET VALUES
                                                    ------------------------    ------------------------
                                                    12/31/2001    12/31/2000    12/31/2001    12/31/2000
                                                    ----------    ----------    ----------    ----------
                                                       E MN          E MN          E MN          E MN
Contractual term to maturity
  Due in 1 year or less.........................        692         1,678           675         1,661
  Due after 1 year and in less than 5 years.....      3,797         2,429         3,901         2,479
  Due after 5 years and in less than 10 years...      2,125         2,898         2,174         2,944
  Due after 10 years............................      1,074         1,082         1,057         1,096
                                                      -----         -----         -----         -----
TOTAL...........................................      7,688         8,087         7,807         8,180
                                                      =====         =====         =====         =====

SECURITIES AVAILABLE FOR SALE

                                   AMORTIZED COST         UNREALIZED GAINS/LOSSES          MARKET VALUES
                              ------------------------    ------------------------    ------------------------
                              12/31/2001    12/31/2000    12/31/2001    12/31/2000    12/31/2001    12/31/2000
                              ----------    ----------    ----------    ----------    ----------    ----------
                                 E MN          E MN          E MN          E MN          E MN          E MN
Equity securities.........      69,896        62,385        11,567        29,340        81,463        91,725
Government bonds..........     110,142       101,126         2,152           523       112,294       101,649
Corporate bonds...........      84,481        49,200         1,876           771        86,357        49,971
Other.....................      41,126        14,266           952           390        42,078        14,656
                               -------       -------        ------        ------       -------       -------
TOTAL.....................     305,645       226,977        16,547        31,024       322,192       258,001
                               =======       =======        ======        ======       =======       =======

                                               PROCEEDS OF SALE     REALIZED GAINS     REALIZED LOSSES
                                               -----------------    ---------------    ----------------
                                                2001       2000     2001      2000      2001      2000
                                               -------    ------    -----    ------    ------    ------
                                                E MN       E MN     E MN      E MN      E MN      E MN
Equity securities..........................     37,844    33,656    6,632     9,546    6,153     2,654
Government bonds...........................     43,724    27,175      768       701      295       651
Corporate bonds............................     21,690    12,193      238       162      363       529
Other......................................    - 7,404     6,664      100       174       77       155
                                               -------    ------    -----    ------    -----     -----
TOTAL......................................     95,854    79,688    7,738    10,583    6,888     3,989
                                               =======    ======    =====    ======    =====     =====

     Realized gains and losses have been calculated on the basis of average values.

     Investment strategy within the Allianz Group is primarily geared to the long term. Forward sale agreements and securities lending are used to hedge unrealized gains.

                                                         AMORTIZED COST              MARKET VALUES
                                                    ------------------------    ------------------------
                                                    12/31/2001    12/31/2000    12/31/2001    12/31/2000
                                                    ----------    ----------    ----------    ----------
                                                       E MN          E MN          E MN          E MN
Contractual term to maturity
  Due in 1 year or less.........................      28,814         8,763        25,689         9,235
  Due after 1 year and in less than 5 years.....      98,301        63,241       105,619        65,778
  Due after 5 years and in less than 10 years...      85,572        75,525        88,209        73,685
  Due after 10 years............................      23,062        17,063        21,212        17,578
                                                     -------       -------       -------       -------
TOTAL(*)........................................     235,749       164,592       240,729       166,276
                                                     =======       =======       =======       =======

------------

(*) Excluding equity securities

     The actual maturities may deviate from the contractually defined maturities, because certain security holders/borrowers have the right to serve notice on or repay certain obligations ahead of schedule, with or without redemption or early repayment penalties.

REAL ESTATE USED BY THIRD PARTIES

     The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with the useful life of the real estate. The gross capitalized values totaled E13,942 mn at the beginning of the year and E14,545 mn at the end of the year. Accumulated depreciation amounted to E2,436 mn at the beginning of the year and E2,541 mn at the end of the year. Assets pledged as security and other restrictions on title amount to E68 mn.

     Amortization includes unscheduled write-downs of E86 (90) mn.

     Expenditures to restore the future economic benefits from the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. Commitments outstanding at the balance sheet date to purchase real estate amounted to E61 mn.

CHANGES IN THE TOTAL CARRYING VALUE OF REAL ESTATE USED BY THIRD PARTIES DURING THE YEAR

                                                                 E MN
                                                                -------
Value stated as of 12/31/2000...............................     11,506
Translation differences.....................................          1
                                                                -------
Value stated as of 1/1/2000.................................     11,507
Additions...................................................      1,525
Changes in the group of consolidated companies..............        428
Disposals...................................................    - 1,078
Depreciation................................................      - 378
                                                                -------
VALUE STATED AS OF 12/31/2001...............................     12,004
                                                                =======

     The market value of real estate used by third parties was E16,731 mn on the balance sheet date.

8  INVESTMENTS HELD ON ACCOUNT AND AT RISK OF LIFE INSURANCE POLICYHOLDERS

     This item comprises mainly investments funding unit-linked life insurance policies and investments to cover obligations under policies where the benefits are index-linked.

     Group enterprises keep these investments separate from other investments and invest them separately.

     Policyholders are entitled to all the gains recorded and therefore to the total amount of all the investments shown under this heading, but they also have to carry any losses.

     For this reason the liability heading "Insurance reserves for life insurance where the investment risk is carried by policyholders" moves in parallel with this account.

9  LOANS AND ADVANCES TO BANKS

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Loans.......................................................       5,812          260
Other advances..............................................      55,716        6,811
                                                                  ------        -----
LOANS AND ADVANCES TO BANKS.................................      61,528        7,071
Less loan loss allowance....................................         254            1
                                                                  ------        -----
LOANS AND ADVANCES TO BANKS AFTER LOAN LOSS ALLOWANCE.......      61,274        7,070
                                                                  ======        =====

     Receivables due within one year total E51,052 (5,867) mn, those due after more than one year total E10,476 (1,204) mn.

10  LOANS AND ADVANCES TO CUSTOMERS

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Corporate customers.........................................     149,244            --
Public authorities..........................................      33,908            --
Private customers...........................................      64,351        28,412
                                                                 -------        ------
LOANS AND ADVANCES TO CUSTOMERS.............................     247,503        28,412
Less loan loss allowance....................................       7,810           326
                                                                 -------        ------
LOANS AND ADVANCES TO CUSTOMERS AFTER LOAN LOSS ALLOWANCE...     239,693        28,086
                                                                 =======        ======

LOANS AND ADVANCES TO CUSTOMERS BY TYPE OF LOAN ARE AS FOLLOWS:

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Loans.......................................................     199,190        14,806
Reverse repos...............................................      42,393            --
Other advances..............................................       5,920        13,606
                                                                 -------        ------
TOTAL.......................................................     247,503        28,412
                                                                 =======        ======

     Loans and advances due within one year total E109,693 (20,627) mn, those due after more than one year total E137,810 (7,785) mn.

     Loans and advances to customers include amounts receivable under finance leases at their net investment value totaling E21,142 (2,427) mn. The corresponding gross investment value of these leases amounts to E31,099 (3,570) mn, the associated unrealized finance income is E35 (4) mn and unguaranteed residual values are E9 (1) mn. Lease payments received have been recognized as income in the amount of E1,498 (172) mn. The allowance for uncollectable lease payments receivable amounted to E78 (9) mn at the balance sheet date. The total amounts receivable under leasing arrangements include E3,493 (401) mn due within one year, E10,271 (1,179) mn due within one to five years, and E17,335 (1,990) mn due after more than five years.

LENDING VOLUME

     In contrast to the reporting of loans and advances, lending volume does not include reverse repos or other advances. However, this item does comprise loans extended on bills of exchange which, in turn, are not reported under loans and advances to customers or loans and advances to banks.

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Loans to banks..............................................       5,812           260
Loans to customers(*).......................................     199,572        14,806
                                                                 -------        ------
TOTAL LENDING VOLUME........................................     205,384        15,066
Less loan loss allowance....................................       8,064           327
                                                                 -------        ------
LENDING VOLUME AFTER LOAN LOSS ALLOWANCE....................     197,320        14,739
                                                                 =======        ======

------------

(*) Including bills of exchange amounting to E382 mn.

ALLOWANCE FOR LOAN LOSSES

     The overall volume of risk provisions includes allowances for loan losses deducted from loans and advances to banks and customers in the amount of E8,064 mn. Also included are provisions for contingent liabilities in the amount of E497 mn.

                                                                                         POTENTIAL
                                                                                           RISKS
                                                                                          (GENERAL
                                                     COUNTERPARTY                        LOAN LOSS
                                                         RISKS         COUNTRY RISKS     ALLOWANCE)          TOTAL
                                                    ---------------    -------------    ------------    ---------------
                                                     2001      2000    2001     2000    2001    2000     2001      2000
                                                    -------    ----    -----    ----    ----    ----    -------    ----
                                                                         E                                         E MN
                                                     E MN      E MN     MN      E MN    E MN    E MN     E MN
As of January 1.................................        304    290        --     --      23      22         327     312
                                                    -------    ----    -----    ----    ----    ---     -------    ----
Additions
Additions to allowances charged to the income
  statement.....................................      1,461     97        --     --     110       7       1,571     104
Changes in the group of consolidated companies..      6,596     --       544     --     855      --       7,995      --
                                                    -------    ----    -----    ----    ----    ---     -------    ----
TOTAL...........................................      8,057     97       544     --     965       7       9,566     104
                                                    -------    ----    -----    ----    ----    ---     -------    ----
Reductions
Charge-offs.....................................      - 445    - 16       --     --       2      --       - 443    - 16
Amounts released................................      - 611    - 46    - 281    - 21    - 77    - 6       - 969    - 73
                                                    -------    ----    -----    ----    ----    ---     -------    ----
TOTAL...........................................    - 1,056    - 62    - 281    - 21    - 75    - 6     - 1,412    - 89
                                                    -------    ----    -----    ----    ----    ---     -------    ----
Other additions/reductions......................         38    - 1      - 29      1      18     - 1          27     - 1
Changes due to currency translation.............         44      1         5     --       4      --          53       1
                                                    -------    ----    -----    ----    ----    ---     -------    ----
AS OF DECEMBER 31...............................      7,387    325       239    - 20    935      22       8,561     327
                                                    =======    ====    =====    ====    ====    ===     =======    ====

     The loan portfolio includes value-adjusted loans amounting to E9,778 mn, on which interest was not being recognized. This amount includes E6,843 mn of loans that were placed on non-accrual status, and E2,935 mn of loans which have a specific allowance against the interest accrued. Interest which would have been recognized had these loans been accruing interest, amounting to E224 mn, was not included in interest income.

11  TRADING ASSETS

                                                                     MARKET VALUES
                                                                ------------------------
                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Equities....................................................      15,123          60
Fixed-income securities.....................................      91,493         312
Derivatives.................................................      19,827          --
Other trading assets........................................       1,979          --
                                                                 -------         ---
TOTAL.......................................................     128,422         372
                                                                 =======         ===

     The majority of equities and fixed-income securities held in the trading portfolio are marketable and listed securities. The fixed-income securities include E42,432 mn from public-sector issuers, and E49,061 mn from other issuers.

12  CASH FUNDS AND CASH EQUIVALENTS

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Balances with banks payable on demand.......................      11,797        4,209
Balances with central banks.................................       7,222           --
Checks and cash on hand.....................................       1,584           --
Treasury bills, discounted treasury notes and similar
  treasury securities.......................................         255           --
Bills of exchange...........................................         382           --
                                                                  ------        -----
TOTAL.......................................................      21,240        4,209
                                                                  ======        =====

13  AMOUNTS CEDED TO REINSURERS FROM THE INSURANCE RESERVES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Unearned premiums...........................................       1,663         1,506
Aggregate policy reserves...................................      12,207        13,085
Reserve for loss and loss adjustment expenses...............      16,784        13,100
Other insurance reserves....................................         298           221
                                                                  ------        ------
SUBTOTAL....................................................      30,952        27,912
Insurance reserves for life insurance where the investment
  risk is carried by policyholders..........................          47           563
                                                                  ------        ------
TOTAL.......................................................      30,999        28,475
                                                                  ======        ======

     The amounts ceded to reinsurers from the insurance reserves stated under assets include rights of recourse against reinsurers. The credit risk is partly covered by funds held for others under reinsurance contracts, securities portfolios and bank guarantees.

14  OTHER ASSETS

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Real estate used by Allianz for its own activities..........       5,097         3,006
Property, plant and equipment, and inventories..............       2,303         1,354
Accounts receivable on direct insurance business............       9,523         8,295
Accounts receivable on reinsurance business.................       3,164         3,161
Other receivables...........................................      19,633         9,812
Other assets................................................       3,454         1,943
Deferred acquisition costs..................................      11,192        10,433
Prepaid expenses............................................       1,364         1,885
                                                                  ------        ------
TOTAL.......................................................      55,730        39,889
                                                                  ======        ======

     The accounts receivable on direct insurance business stated under other assets and accounts receivable on reinsurance business are due within one year. Other receivables stated under other assets due within one year amount to E8,701 (7,124) mn, those due after more than one year total E10,932 (2,688) mn.

REAL ESTATE USED BY ALLIANZ FOR ITS OWN ACTIVITIES

     The capitalized cost of buildings is calculated on the basis of acquisition cost and depreciated over a maximum of 50 years in accordance with their useful lives. The gross capitalized values totaled E3,642 mn at the beginning of the year and E6,175 mn at the end of the year. Accumulated depreciation amounted to E636 mn at the beginning of the year and E1,078 mn at the end of the year. Assets pledged as security and other restrictions on title amount to E29 mn.

     As in the previous year, no unscheduled depreciation was recorded in 2001.

     Expenditures to restore the future economic benefits from the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense. At the balance sheet date, commitments outstanding to purchase real estate amounted to E26 mn.

CHANGES IN THE TOTAL CARRYING VALUE OF REAL ESTATE OWNED BY ALLIANZ GROUP AND USED FOR ITS OWN ACTIVITIES DURING THE YEAR:

                                                                E MN
                                                                -----
Value stated as of 12/31/2000...............................    3,006
Translation differences.....................................       65
Value stated as of 1/1/2001.................................    3,071
Additions...................................................    1,068
Changes in the group of consolidated companies..............    2,203
Disposals...................................................    - 597
Depreciation................................................    - 648
                                                                -----
VALUE STATED AS OF 12/31/2001...............................    5,097
                                                                =====

     The market value of real estate used by Allianz for its own activities amounted to E6,205 mn.

PROPERTY, PLANT AND EQUIPMENT, AND INVENTORIES

     Property, plant and equipment, and inventories are depreciated over 5 to 10 years according to their useful lives. The gross capitalized values totaled E3,794 mn at the beginning of the year and E6,453 mn at the end of the year. Accumulated depreciation amounted to E2,440 mn at the beginning of the year and E4,150 mn at the end of the year. Expenditures to restore the future economic benefits from the assets are capitalized if they extend the useful life of the asset, otherwise they are recognized as an expense.

     At the balance sheet date, commitments outstanding to purchase items of property, plant and equipment amounted to E51 mn.

     Depreciation is apportioned between the relevant cost headings in the income statement. Write-ups are credited to "Other income."

ACCOUNTS RECEIVABLE ON DIRECT INSURANCE BUSINESS

     These amount to E5,884 (5,019) mn for policyholders and E3,639 (3,276) mn for agents.

OTHER RECEIVABLES

     These primarily include tax refunds amounting to E3,310 (2,236) mn, interest and rental receivables amounting to E8,785 (2,891) mn, and accounts receivable on banking and asset management business amounting to E2,817 (312) mn.

DEFERRED ACQUISITION COSTS

     In the case of Property and casualty insurance enterprises, the amortization period is calculated for each insurance portfolio, based on the average term of the relevant policies, and varies between one and five years.

     In life insurance business, deferred acquisition costs are expensed according to the categorization of the underlying life insurance products (see
Note 18).

     The total amortization in the year under review was E1,991 mn.

           SUPPLEMENTARY INFORMATION ON GROUP LIABILITIES AND EQUITY

15  SHAREHOLDERS' EQUITY

     The shareholders' equity comprises the following:

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Issued capital..............................................         682           629
Capital reserve.............................................      14,087         7,365
Revenue reserves............................................      14,010        13,728
Less treasury stock.........................................       5,801            --
Other reserves..............................................       8,276        13,448
Consolidated unappropriated profit..........................         410           433
                                                                  ------        ------
TOTAL.......................................................      31,664        35,603
                                                                  ======        ======

ISSUED CAPITAL

     Within the framework of the takeover bid to the shareholders of Dresdner Bank AG, Allianz AG increased its capital stock by E51,129,188 through the issue of 19,972,339 registered no par value shares. The shares were issued to DAD Transaktionsgesellschaft mbH, Frankfurt/Main, for a non-cash consideration. The amount of E6,544,803,673 exceeding the capital stock was transferred to the capital reserve.

     In September 2001, 705,661 shares held by the company were issued at a price of E253.20 each, enabling employees of Allianz Group enterprises in Germany and abroad to purchase 361,235 shares at prices between E177.24 and E215.22. The remaining 344,426 shares were sold on the stock exchange at an average price of E259.41. The difference between the issue price and the sale price was taken to revenue reserves.

     The shares issued in 2001 are qualifying shares from the beginning of the year of issue.

     The issued capital at December 31, 2001 amounted to E682,055,680, divided into 266,428,000 registered shares. The shares have no par value as such but a mathematical value of E2.56 each as a proportion of the issued capital.

     At the end of the year under review, there was AUTHORIZED UNISSUED CAPITAL with a notional principal amount of E300,000,000 (117,187,500 shares), which can be issued at any time up to July 10, 2006 (authorized unissued capital 2001/I). If shares are issued against a non-cash consideration, the Board of Management is authorized to exclude the pre-emptive rights of shareholders. In the case of capital increases against a cash consideration, pre-emptive rights can be partially excluded, if the issue price is not significantly less than the stock-market price. At the end of the year under review, there was a further E8,193,508 (3,200,589 shares) of Authorized Unissued Capital 2001/II which can be issued up to July 10, 2006. The pre-emptive rights of shareholders can be excluded in order to offer the new shares to employees of Allianz AG or its Group companies. Authorized Unissued Capital 1998 can be used at any time up to July 7, 2003 to issue shares with a notional principal amount of E2,556,459 (998,617 shares). In the event of future capital increases for cash, these shares can be used to protect the holders of conversion or subscription rights from dilution by granting them a pre-emptive right to subscribe for new shares. To that extent the pre-emptive rights of shareholders are excluded.

     The company had CONDITIONALLY AUTHORIZED CAPITAL 2001 amounting to E50,000,000 (19,531,250 shares) on which subscription or conversion rights, with pre-emptive rights for shares, can be issued up to July 10, 2006.

     The CAPITAL RESERVE includes the premium received on the issuance of shares.

TREASURY STOCK

     Allianz AG received 24,452,365 of its own shares through the takeover of Dresdner Bank AG on July 23, 2001. The acquisition cost for treasury stock amounted to E5,444 mn and was recorded in revenue reserves.

     In order to enable Dresdner Bank AG to trade in shares of Allianz AG following the takeover of the bank, the Annual General Meeting on July 11, 2001 authorized the banks in which Allianz AG has a majority holding to acquire treasury stock for purposes of securities trading pursuant to clause sec. 71 (1) no. 7 of the Corporation Law (Aktiengesetz). In accordance with this authorization, the banks in the Group purchased 26,910,860 of the company's own shares in the course of 2001. An average price of E272.63 per share is calculated, including the initial inventory. 26,851,171 shares were disposed of again during the course of 2001 at an average price of E280.64 per share. The surplus proceeds arising from these transactions were E34 mn and were transferred to revenue reserves.

     The Annual General Meetings on July 11, 2001 and on July 12, 2000 authorized the company to acquire own shares for miscellaneous purposes pursuant to clause sec. 71 (1) no. 8 of the Corporation Law (Aktiengesetz). On the basis of this authorization, Allianz AG purchased 786,100 shares in treasury stock at an average price of E314.48 per share in the months January to June 2001.

     At year-end, treasury stock was comprised as follows:

                                                            12/31/2001                              12/31/2000
                                               -------------------------------------    -----------------------------------
                                                                              % OF                                   % OF
                                               ACQUISITION      NUMBER       ISSUED     ACQUISITION     NUMBER      ISSUED
                                                  COSTS        OF SHARES     CAPITAL       COSTS       OF SHARES    CAPITAL
                                               -----------    -----------    -------    -----------    ---------    -------
                                                  E MN                                     E MN
Shares held by
  Allianz AG...............................         247           786,100      0.30         --            --          --
  affiliated enterprises...................       5,554        24,452,365      9.18         --            --          --
  (of which Dresdner Bank Group)...........      (5,554)      (24,452,365)    (9.18)       (--)          (--)        (--)
                                                 ------       -----------     -----         --            --          --
TOTAL......................................       5,801        25,238,465      9.48         --            --          --
                                                 ======       ===========     =====         ==            ==          ==

CHANGES TO THE NUMBER OF ISSUED SHARES OUTSTANDING

                                                                NUMBER OF SHARES
                                                                ----------------
As of 1/1/2000..............................................       245,750,000
Additions
  Capital increase against non-cash consideration...........        19,972,339
  Capital increase for employee shares......................           705,661
                                                                  ------------
                                                                   266,428,000
Reductions on account of acquisition of treasury stock
  Acquisition of Dresdner Bank..............................      - 24,452,365
  Acquisition for purposes of securities trading............                --
  Acquisition for miscellaneous purposes....................         - 786,100
                                                                  ------------
AS OF 31/12/2001............................................       241,189,535
                                                                  ============

     In addition to the reserves in the financial statements of Allianz AG required by law, REVENUE RESERVES include the retained earnings of consolidated subsidiaries and amounts transferred out of consolidated net income. Revenue reserves also include foreign currency translation adjustments in the equity section. In the case of acquisitions prior to January 1, 1995, differences arising on first-time consolidation have been taken to revenue reserves.

     OTHER RESERVES comprise the component of shareholders' equity representing unrealized gains and losses on investments available for sale.

     The CONSOLIDATED UNAPPROPRIATED PROFIT is derived from consolidated net income as follows:

                                                                2001     2000
                                                                -----    -----
                                                                E MN     E MN
Consolidated net income for the year........................    1,623    3,460
Transfers to revenue reserves (appropriated retained
  earnings).................................................    1,213    3,027
                                                                -----    -----
CONSOLIDATED UNAPPROPRIATED PROFIT..........................      410      433
                                                                =====    =====

     The Board of Management will propose to the Annual General Meeting the distribution of a dividend of E1.50 (1.50) per qualifying share for fiscal year 2001. Details on the recommendation for appropriation of profit are given in the Group management report.

16  MINORITY INTERESTS IN SHAREHOLDERS' EQUITY/EARNINGS

     The primary subsidiaries included are the AGF Group, Paris, the RAS Group, Milan, the PIMCO Group, Delaware, Allianz Lebensversicherungs-AG, Stuttgart, Frankfurter Versicherungs-AG, Frankfurt/Main, Bayerische Versicherungsbank AG, Munich, and the Dresdner Bank Group, Frankfurt/Main.

     The interests of minority shareholders are made up as follows:

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Other reserves
  Unrealized gains and losses...............................       3,114         5,956
Share of earnings...........................................       1,044         1,277
Other equity components.....................................      13,191         8,967
                                                                  ------        ------
TOTAL.......................................................      17,349        16,200
                                                                  ======        ======

17  PARTICIPATION CERTIFICATES AND POST-RANKING LIABILITIES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Participation certificates..................................       2,508          476
Post-ranking liabilities....................................       9,699          861
                                                                  ------        -----
TOTAL.......................................................      12,207        1,337
                                                                  ======        =====

     PARTICIPATION CERTIFICATES include E450 (450) mn in respect of those issued by Allianz AG. The item "Participation certificates" presents the guaranteed total redemption price that Allianz AG has to pay upon redemption, by the holders of the 5,723,512 "profit participation certificates" issued by the company. The distributions payable on the profit participation certificates for the last fiscal year are included in "Other liabilities."

     Between October 1986 and 1995, Allianz AG issued a total of 5,559,983 profit participation certificates. The company issued an additional 163,529 profit participation certificates in March 1998. There were no further issues of profit participation certificates in 1999 to 2001.

     The terms of the profit participation certificates provide for an annual cash distribution of 240.0% of the dividend paid by the company per one Allianz ordinary share. If certain conditions are met, the holders of profit participation certificates may also subscribe to new profit participation certificates; to this extent, the preemptive subscription rights of Allianz AG shareholders are excluded. Holders of profit participation certificates do not have voting rights, or any rights to convert the said certificates into Allianz AG shares, or rights to liquidation proceeds. Profit participation certificates are unsecured and rank pari passu with the claims of other unsecured creditors.

     Profit participation certificates can be redeemed by holders upon twelve months' prior notice, beginning December 31, 2001, and every fifth year thereafter. To date, redemption rights have been exercised with respect to 358 profit participation certificates. Upon redemption by holders, the terms of the profit participation certificates provide for a redemption price equal to the weighted average of the issue prices of all profit participation certificates. Since the last issue of March 1998, the price has been uniformly E78.54.

     The company may call the profit participation certificates for redemption, upon six months' prior notice, beginning December 31, 2006, and each year thereafter. Upon redemption by the company, the cash redemption price per certificate would be equal to 122.9% of the then current price of one Allianz ordinary share. In lieu of redemption for cash, the company may offer 10 Allianz ordinary shares per eight profit participation certificates. Allianz AG has consistently stated at its Annual General Meeting that the company is not legally required, and does not intend, to redeem the profit participation certificates, either in cash or in shares. Allianz AG currently has no intention of changing this position.

     A lawsuit against Allianz AG seeking compensation for profit participation certificates based on the price of Allianz ordinary shares was dismissed in a judgment handed down by the Munich district court (Landgericht) on July 5, 2001.

     Participation certificates also include E2,035 (0) mn issued by the Dresdner Bank Group which entitle holders to annual interest payments, which take priority over Dresdner shareholders' dividend entitlements. They are subordinated to obligations for all other creditors of the issuer, except those similarly subordinated, and share in losses in accordance with the conditions attached to the certificates. The profit participation certificates will be redeemed subject to the provisions regarding loss sharing.

     Capital relating to profit-participation certificates of the Dresdner Bank Group with a notional amount of E3,980 mn comprises 12 issues from the years 1991 to 1998. The certificates were issued by Dresdner Bank AG, Deutsche Hypothekenbank Frankfurt-Hamburg AG, Oldenburgische Landesbank AG and Dresdner Bank Lateinamerika AG. Interest rates are between 6.125 and 9.0%, two issues have variable interest rates. The issues will mature between 2002 and 2009.

     POST-RANKING LIABILITIES include E9,243 (0) mn of the Dresdner Bank Group, and E438 (830) mn of the AGF Group. Post-ranking liabilities of the Dresdner Bank Group include hybrid shareholders' equity, including certificated dormant participations, amounting to E1,923 mn and other post-ranking liabilities totaling E7,320 mn.

18  INSURANCE RESERVES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Unearned premiums...........................................      12,391        11,143
Aggregate policy reserves...................................     197,689       184,886
Reserve for loss and loss adjustment expenses...............      66,648        59,013
Reserve for premium refunds.................................      21,589        28,138
Premium deficiency reserve..................................         517           786
Other insurance reserves....................................         678           858
                                                                 -------       -------
TOTAL.......................................................     299,512       284,824
                                                                 =======       =======

AGGREGATE POLICY RESERVES

     Aggregate policy reserves at the balance sheet date -- split by the various profit participation systems -- were as follows:

                                                             VARIABLE ANNUITIES
                                    CONTRIBUTION            AND UNIT-LINKED LIFE
                                     PRINCIPLE                   INSURANCE                     OTHER
                                     (FAS 120)                    (FAS 97)                    (FAS 60)
                              ------------------------    ------------------------    ------------------------
                              12/31/2001    12/31/2000    12/31/2001    12/31/2000    12/31/2001    12/31/2000
                              ----------    ----------    ----------    ----------    ----------    ----------
                                 E MN          E MN          E MN          E MN          E MN          E MN
Life/Health...............     101,858       102,778        77,890        67,893        36,867        32,019
Property/Casualty.........       5,695         4,946            --            --           105            91
                               -------       -------        ------        ------        ------        ------
TOTAL.....................     107,553       107,724        77,890        67,893        36,972        32,110
                               =======       =======        ======        ======        ======        ======

RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     The reserve for loss and loss adjustment expenses is divided between the two main categories of the Group's insurance business as follows:

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Life/Health.................................................       5,172         4,966
Property/Casualty...........................................      61,476        54,047
                                                                  ------        ------
TOTAL.......................................................      66,648        59,013
                                                                  ======        ======

     The reserve for loss and loss adjustment expenses (loss reserves) has changed in Property/ Casualty insurance during the year under review as follows:

                                                                  2001        2000
                                                                --------    --------
                                                                  E MN        E MN
1.  LOSS RESERVE AS OF JANUARY 1
     a. Gross...............................................      54,047      51,272
     b. Amount ceded to reinsurers..........................    - 12,571    - 12,089
                                                                --------    --------
     c. Net.................................................      41,476      39,183
2.  PLUS CLAIMS (NET)
     a. Claims in the year under review.....................      27,295      24,163
     b. Previous years' claims..............................          76       - 123
                                                                --------    --------
     c. Total...............................................      27,371      24,040
3.  LESS CLAIMS PAID (NET)
     a. Claims in the year under review.....................    - 11,895    - 11,735
     b. Previous years' claims..............................    - 12,462    - 11,968
                                                                --------    --------
     c. Total...............................................    - 24,357    - 23,703
4.  CURRENCY TRANSLATION ADJUSTMENTS........................         407         649
5.  CHANGE IN THE GROUP OF CONSOLIDATED COMPANIES...........         423         240
6.  RESTRUCTURING...........................................          --         458
7.  OTHER CHANGES...........................................          --         609
                                                                --------    --------
8.  LOSS RESERVE AS OF DECEMBER 31
     a. Net.................................................      45,320      41,476
     b. Amount ceded to reinsurers..........................      16,156      12,571
                                                                --------    --------
     C. GROSS...............................................      61,476      54,047
                                                                ========    ========

     No retrospective back-payments of premiums have been demanded. Net claims expenses resulting from the terrorist attack in the U.S.A. amount to E1.5 bn. No exceptional events insured against have occurred since the balance sheet date which would materially affect the net worth, financial position or results of the Group. The balance sheet figure includes annuity reserves of E2,743 (2,577) mn for existing annuity agreements. The discount rate for such cases varies between 3.5% and 6.5%.

     Through its American subsidiaries, mainly Fireman's Fund, the Allianz Group is affected by the further increase of claims observable industry-wide in the U.S. relating to insurance benefits in connection with injury to health arising from the use of asbestos, and arising from environmental damage.

     The current reserve valuation for asbestos claims is based on the estimate of an external independent actuarial report dating from the year 1995. Our U.S. property and casualty subsidiary has commissioned a new report in the light of the sharp increase in notifications of asbestos claims experienced in the U.S.A. in recent years. We anticipate that this report will be completed during the second half of 2002. A higher valuation for asbestos-related claims reserves could result from the findings of the new actuarial report.

RESERVE FOR PREMIUM REFUNDS

     The reserve for premium refunds includes the amounts to which policyholders are entitled under the relevant local statutory or contractual regulations in the form of experience-rated or other participation in profits and, secondly, amounts arising from the valuation of certain assets and liabilities of the Group's life and health insurance enterprises at fair market value (the latent reserve for premium refunds).

     The reserve for premium refunds has changed as follows:

                                                                 2001       2000
                                                                -------    -------
                                                                 E MN       E MN
A) AMOUNTS ALREADY ALLOCATED UNDER LOCAL REGULATIONS
  As of January 1...........................................     10,583      9,099
  Changes in the group of consolidated companies............         --         --
  Change....................................................      - 495      1,484
                                                                -------    -------
  As of December 31.........................................     10,088     10,583
B) LATENT RESERVES
  As of January 1...........................................     17,555     19,562
  Change due to fluctuations in market value................    - 3,120    - 2,949
  Changes in the group of consolidated companies............       - 66         --
  Changes due to valuation differences charged or credited
   to income................................................    - 2,868        942
                                                                -------    -------
  As of December 31.........................................     11,501     17,555
                                                                -------    -------
C) TOTAL....................................................     21,589     28,138
                                                                =======    =======

     In addition to the amounts allocated under a), policyholders of the Allianz Group were credited amounts totaling E6,478 mn directly from the surplus.

19  LIABILITIES TO BANKS

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Payable on demand...........................................      21,352          471
Other term liabilities......................................     114,050        4,701
  Including: registered mortgage bonds issued...............      (6,843)         (--)
                                                                 -------        -----
LIABILITIES TO BANKS........................................     135,402        5,172
                                                                 =======        =====

     Liabilities due within one year total E121,320 (4,634) mn, those due after more than one year total E 14,082 (538) mn.

20  LIABILITIES TO CUSTOMERS

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Savings deposits............................................      10,995        1,931
Home-loan savings deposits..................................       2,903        1,300
                                                                 -------        -----
TOTAL.......................................................      13,898        3,231
Payable on demand...........................................      50,908          991
Other term liabilities......................................      80,638           --
  (including: registered mortgage bonds issued).............     (12,660)         (--)
Other liabilities...........................................      31,879        5,462
                                                                 -------        -----
LIABILITIES TO CUSTOMERS....................................     177,323        9,684
                                                                 =======        =====

     Liabilities to customers are classified according to the following customer groups:

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Corporate customers.........................................     125,368           --
Public authorities..........................................       7,980           --
Private customers...........................................      43,975        9,684
                                                                 -------        -----
LIABILITIES TO CUSTOMERS....................................     177,323        9,684
                                                                 =======        =====

     Liabilities due within one year total E134,766 mn, those due after more than one year total E42,557 mn.

21  CERTIFICATED LIABILITIES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Mortgage bonds..............................................      13,037            --
Public-sector bonds.........................................      41,540            --
Other bonds.................................................      48,222            --
                                                                 -------        ------
TOTAL BONDS ISSUED..........................................     102,799            --
Money market securities.....................................      29,749            --
Own acceptances and promissory notes outstanding............         351            --
Other.......................................................       1,771            --
                                                                 -------        ------
OTHER CERTIFICATED LIABILITIES..............................      31,871        13,606
                                                                 -------        ------
CERTIFICATED LIABILITIES....................................     134,670        13,606
                                                                 =======        ======

     E20,560 mn of bonds issued mature within one year.

22  TRADING LIABILITIES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Derivatives.................................................      15,973          --
Obligations to deliver securities...........................      26,031          --
Other trading liabilities...................................       2,534         197
                                                                  ------         ---
TOTAL.......................................................      44,538         197
                                                                  ======         ===

23  OTHER ACCRUED LIABILITIES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Reserves for pensions and similar obligations...............       5,629        3,528
Accrued taxes...............................................       2,478          947
Miscellaneous accrued liabilities...........................       6,010        2,668
                                                                  ------        -----
TOTAL.......................................................      14,117        7,143
                                                                  ======        =====

     Accrued taxes amounting to E1,523 (0) mn are attributable to the Dresdner Bank Group.

PENSION AND SIMILAR RESERVES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Reserves for pensions.......................................      5,268         3,147
Reserves for similar obligations............................        361           381
                                                                  -----         -----
TOTAL.......................................................      5,629         3,528
                                                                  =====         =====

     Allianz Group companies normally have pension plans covering their employees -- and, in Germany, their agents. These include plans providing fixed benefits (defined benefit pension plans) and plans on the defined contribution basis.

     Under DEFINED BENEFIT PENSION PLANS, the beneficiary is promised a particular level of retirement benefit by the enterprise or by a pension fund, while the premiums payable by the enterprise are not fixed in advance.

FUNDED STATUS OF THE MAIN DEFINED BENEFIT PENSION PLANS

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Actuarially calculated present value of pension rights
  accrued
  Direct commitments of Group enterprises...................       5,842        3,321
  Commitments through pension funds.........................       5,103        4,407
  Total.....................................................      10,945        7,728
Pension fund assets.........................................       4,987        4,650
Pension obligations less pension fund assets................       5,958        3,078
Unrecognized gains/losses...................................       - 607           69
Unrecognized (past) service cost............................        - 83           --

     The main pension fund is Allianz Versorgungskasse VVaG, Munich, which insures most of the employees of Group enterprises in Germany. It is not included in the consolidated financial statements.

     The pension fund assets are invested mainly in equity securities, investment fund units, fixed income securities and registered bonds. The need to recognize actuarial gains or losses is reviewed using the corridor approach for each individual pension plan.

     The reserve for defined benefit pension plans changed in the year under review as follows:

                                                                E MN
                                                                -----
Value stated as of 12/31/2000...............................    3,147
Translation differences.....................................        3
                                                                -----
Value stated as of 01/01/2001...............................    3,150
Changes in the group of consolidated companies..............    2,160
Expenses....................................................      449
Payments....................................................    - 491
                                                                -----
VALUE STATED AS OF 12/31/2001...............................    5,268
                                                                =====

     Income and expenses recognized in the income statement:

                                                                2001     2000
                                                                -----    -----
                                                                E MN     E MN
Current service cost........................................      231      187
Interest cost...............................................      552      465
Expected return on pension fund assets......................    - 358    - 339
Gains/losses recognized.....................................     - 19       --
Past service cost recognized................................       --       --
Income/expenses of plan curtailments or settlements.........       43        3
                                                                -----    -----
TOTAL.......................................................      449      316
                                                                =====    =====

     Most of the amounts expensed are charged in the income statement as acquisition and administrative expenses, and loss and loss adjustment expenses (claims settlement expenses). The actual losses from the pension funds amounted to E198 (154) mn.

     The assumptions for actuarial computation of the obligations depend on the circumstances in the particular country where a plan has been established.

     The actuarial assumptions for the main pension plans are as follows:

                                                                2001    2000
                                                                ----    ----
                                                                 %       %
Discount rate...............................................    5-8     6-8
Expected rate of return on pension fund assets..............    7-9     7-9
Retirement rates............................................    2-5     3-5
Benefit levels..............................................    2-3     2-3

     The calculations are based on current actuarially calculated mortality estimates. Projected fluctuations depending on age and length of service have also been used, as well as internal Group retirement projections.

     DEFINED CONTRIBUTION PENSION PLANS are funded through independent pension funds or similar organizations. Contributions fixed in advance, based e.g. on salary, are paid to these institutions and the beneficiary's right to benefits exists against the pension fund. The employer has no obligation beyond payment of the contributions (premiums). The main pension fund is the Versicherungsverein des Bankgewerbes a. G., Berlin, which insures most of the banking employees in Germany.

     Amounts totaling E108 mn were expensed in the year under review.

MISCELLANEOUS ACCRUED LIABILITIES

     Miscellaneous accrued liabilities include reserves of E478 (309) mn for restructuring in connection with company mergers and reserves for employee expenses amounting to E3,039 (811) mn.

24  OTHER LIABILITIES

                                                                12/31/2001    12/31/2000
                                                                ----------    ----------
                                                                   E MN          E MN
Funds held under reinsurance business ceded.................       8,929         9,127
Accounts payable on direct insurance business...............       7,610         7,296
Accounts payable on reinsurance business....................       2,103         2,082
Other liabilities...........................................      23,258         9,987
                                                                  ------        ------
TOTAL.......................................................      41,900        28,492
                                                                  ======        ======

     Other liabilities primarily include liabilities arising from tax charges on income totaling E1,055 (978) mn, interest and rental liabilities amounting to E3,874 (590) mn, social security liabilities of E274 (156) mn, derivative liabilities of E868 (0) mn, and unprocessed sales totaling E876 (531) mn.

     Accounts payable on direct insurance business and accounts payable on reinsurance are due within one year. Of the remaining liabilities stated under other liabilities, E14,876 (6,392) mn are due within one year, those due after more than one year total E8,382 (3,595) mn.

25  DEFERRED INCOME

     This item includes miscellaneous deferred income positions amounting to E619 (564) mn.

         SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED INCOME STATEMENT

26  PREMIUMS EARNED (NET)

                                            LIFE/HEALTH(*)      PROPERTY/CASUALTY(*)          TOTAL
                                          ------------------    --------------------    ------------------
                                           2001       2000        2001        2000       2001       2000
                                          -------    -------    --------    --------    -------    -------
                                           E MN       E MN        E MN        E MN       E MN       E MN
Gross premiums written................     20,129     20,219     41,459      37,666      61,588     57,885
Premiums ceded in reinsurance.........    - 1,169    - 1,139    - 6,669     - 6,488     - 7,838    - 7,627
Change in unearned premiums (net).....         19        - 3    - 1,024       - 348     - 1,005      - 351
                                          -------    -------    -------     -------     -------    -------
PREMIUMS EARNED (NET).................     18,979     19,077     33,766      30,830      52,745     49,907
                                          =======    =======    =======     =======     =======    =======

------------

(*) After eliminating intra-Group transactions between segments

     Gross premiums written in the year under review totaled E58,331 mn for direct insurance business and E3,257 mn for reinsurance business assumed.

     In the case of life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only those parts of the premiums used to cover the risks insured and costs involved are treated as premium income.

27  INTEREST AND SIMILAR INCOME

                                                                 2001      2000
                                                                ------    ------
                                                                 E MN      E MN
Income from
  Securities held to maturity...............................       467       509
  Securities available for sale.............................    13,055    11,889
  Real estate used by third parties.........................     1,108       850
  Lending and money market transactions.....................     1,935       253
  Leasing agreements........................................        68        87
  Loans advanced by Group enterprises.......................     6,631     1,699
  Other interest-bearing instruments........................       960     1,308
                                                                ------    ------
TOTAL.......................................................    24,224    16,595
                                                                ======    ======

NET INTEREST MARGIN FROM BANKING BUSINESS(*)

                                                                 2001       2000
                                                                -------    -------
                                                                 E MN       E MN
Interest and current income.................................      9,073      1,414
Interest expenses...........................................    - 6,668    - 1,190
                                                                -------    -------
Net interest margin.........................................      2,405        224
Less loan loss allowance....................................        588         21
                                                                -------    -------
NET INTEREST MARGIN AFTER LOAN LOSS ALLOWANCE...............      1,817        203
                                                                =======    =======

------------

(*) After eliminating intra-Group transactions between segments

28 INCOME (NET) FROM INVESTMENTS IN AFFILIATED ENTERPRISES, JOINT VENTURES, AND ASSOCIATED ENTERPRISES

                                                                2001     2000
                                                                -----    -----
                                                                E MN     E MN
Income
Current income..............................................      657    1,161
Write-ups...................................................       27       12
Realized gains from investments in affiliated enterprises,
  joint ventures, and associated companies..................    1,319      725
                                                                -----    -----
TOTAL.......................................................    2,003    1,898
Expenses
Depreciation................................................     -243      -23
Realized losses on investments in affiliated enterprises,
  joint ventures, and associated enterprises................     -119      -15
Miscellaneous expenses......................................      -53       --
                                                                -----    -----
TOTAL.......................................................     -415      -38
                                                                -----    -----
INCOME (NET)................................................    1,588    1,860
                                                                =====    =====

     E1,388 (1,263) mn of the income (net) from investments in affiliated enterprises, joint ventures, and associated companies is attributable to associated enterprises.

     A structured securities borrowing transaction resulted in realized gains totaling E866 mn.

29  OTHER INCOME FROM INVESTMENTS

                                                                2001      2000
                                                                -----    ------
                                                                E MN      E MN
1. REALIZED GAINS ON
   Securities held to maturity..............................        2         8
   Securities available for sale............................    7,738    10,583
   Real estate used by third parties........................      303       278
   Other investments........................................       72        38
                                                                -----    ------
SUBTOTAL....................................................    8,115    10,907
2. INCOME FROM REVALUATIONS OF
   Securities held to maturity..............................        7         3
   Securities available for sale............................      184        --
   Real estate used by third parties........................       87        35
   Other investments........................................      109        --
                                                                -----    ------
SUBTOTAL....................................................      387        38
                                                                -----    ------
3. TOTAL....................................................    8,502    10,945
                                                                =====    ======

30  TRADING INCOME

     Trading income includes contributions to earnings amounting to E1,385 mn from derivative financial instruments used by insurance companies for which hedge accounting is not applied. These include gains on derivative financial instruments embedded in exchangeable bonds issued amounting to E880 mn and income from forward contracts that are used to hedge investments amounting to E966 mn. Trading income also includes losses totaling E461 mn arising from the use of other derivative financial instruments by insurance companies.

     Trading income amounting to E1,592 (- 36) mn includes income from trading activities of banking business(*) totaling E244 (7) mn. This is comprised as follows:

                                                                2001    2000
                                                                ----    ----
                                                                E MN    E MN
Securities trading..........................................     59       3
Foreign exchange/precious metals trading....................     49     - 1
Other dealings in financial instruments.....................    136       5
                                                                ---     ---
TOTAL.......................................................    244       7
                                                                ===     ===

------------

(*) After eliminating intra-Group transactions between segments

31  FEE AND COMMISSION INCOME, AND INCOME FROM SERVICE ACTIVITIES

     Out of the total fee and commission income, and income from service activities, E1,383 (38) mn are attributable to banking business and E2,429 (1,099) mn are attributable to asset management.(*)

NET FEE AND COMMISSION INCOME FROM BANKING BUSINESS(*)

                                                                2001     2000
                                                                -----    ----
                                                                E MN     E MN
Fee and commission income...................................    1,383      38
Fee and commission expenses.................................    - 162    - 37
                                                                -----    ----
TOTAL.......................................................    1,221       1
                                                                =====    ====

------------

(*) After eliminating intra-Group transactions between segments

     Net fee and commission income comprises income from:

                                                                2001     2000
                                                                -----    ----
                                                                E MN     E MN
Securities business.........................................      713     --
Lending business............................................       72     --
Underwriting business (new issues)..........................       75     --
Other.......................................................      361      1
                                                                -----    ---
NET FEE AND COMMISSION INCOME...............................    1,221      1
                                                                =====    ===

32  OTHER INCOME

     Other income is comprised of the following items:

                                                                2001     2000
                                                                -----    -----
                                                                E MN     E MN
Income from releasing or reducing miscellaneous accrued
  liabilities...............................................      694      198
Income from reinsurance business............................      485      426
Fees........................................................      473      118
Foreign currency gains......................................      114      135
Income from other assets....................................      101      100
Other.......................................................      612    1,354
                                                                -----    -----
TOTAL.......................................................    2,479    2,331
                                                                =====    =====

33  INSURANCE BENEFITS

     Insurance benefits in Life/Health(*) relate to:

                                                                    CEDED IN
                                                GROSS             REINSURANCE              NET
                                         --------------------    --------------    --------------------
                                           2001        2000      2001     2000       2001        2000
                                         --------    --------    -----    -----    --------    --------
                                           E MN        E MN      E MN     E MN       E MN        E MN
Benefits paid........................    - 15,576    - 14,948    1,135      951    - 14,441    - 13,997
Change in reserves
  Aggregate policy reserves..........     - 6,526     - 6,364      231      345     - 6,295     - 6,019
  Other..............................       - 196       - 524      122    - 104        - 74       - 628
                                         --------    --------    -----    -----    --------    --------
SUBTOTAL.............................    - 22,298    - 21,836    1,488    1,192    - 20,810    - 20,644
Expenses for premium refunds.........     - 1,873     - 6,448        4       --     - 1,869     - 6,448
                                         --------    --------    -----    -----    --------    --------
TOTAL................................    - 24,171    - 28,284    1,492    1,192    - 22,679    - 27,092
                                         ========    ========    =====    =====    ========    ========

------------
(*) After eliminating intra-Group transactions between segments

     Insurance benefits in Property/Casualty(*) comprise the following:

                                                                    CEDED IN
                                                     GROSS        REINSURANCE
                                         -----------------------------                     NET
                                                                 --------------    --------------------
                                           2001        2000      2001     2000       2001        2000
                                         --------    --------    -----    -----    --------    --------
                                           E MN        E MN      E MN     E MN       E MN        E MN
Claims
  Claims paid........................    - 29,966    - 28,646    5,609    4,943    - 24,357    - 23,703
  Change in reserve for loss and loss
     adjustment expenses.............     - 5,871       - 948    2,857      611     - 3,014       - 337
                                         --------    --------    -----    -----    --------    --------
SUBTOTAL.............................    - 35,837    - 29,594    8,466    5,554    - 27,371    - 24,040
Change in other reserves
  Aggregate policy reserves..........       - 428       - 370      227       27       - 201       - 343
  Other..............................         227         132       15     - 18         242         114
                                         --------    --------    -----    -----    --------    --------
SUBTOTAL.............................       - 201       - 238      242        9          41       - 229
Expenses for premium refunds.........       - 167       - 407       22       30       - 145       - 377
                                         --------    --------    -----    -----    --------    --------
TOTAL................................    - 36,205    - 30,239    8,730    5,593    - 27,475    - 24,646
                                         ========    ========    =====    =====    ========    ========

------------

(*) After eliminating intra-Group transactions between segments

34  INTEREST AND SIMILAR EXPENSES

                                                                 2001       2000
                                                                -------    -------
                                                                 E MN       E MN
Interest expenses for
  Deposits..................................................      - 610      - 198
  Certificated liabilities..................................    - 4,607      - 617
                                                                -------    -------
SUBTOTAL....................................................    - 5,217      - 815
Other interest expenses.....................................    - 2,730    - 1,584
Expenses for real estate used by third parties..............         --         --
                                                                -------    -------
TOTAL.......................................................    - 7,947    - 2,399
                                                                =======    =======

35  OTHER EXPENSES FOR INVESTMENTS

                                                                 2001       2000
                                                                -------    -------
                                                                 E MN       E MN
Realized losses on
  Securities held to maturity...............................       - 12       - 15
  Securities available for sale.............................    - 6,888    - 3,989
  Real estate used by third parties.........................       - 19       - 75
  Other investments.........................................       - 79         --
                                                                -------    -------
SUBTOTAL....................................................    - 6,998    - 4,079
Depreciation and write-down on
  Securities held to maturity...............................       - 35        - 2
  Securities available for sale.............................    - 1,507      - 411
  Real estate used by third parties.........................      - 378      - 444
  Other investments.........................................        - 5       - 13
                                                                -------    -------
SUBTOTAL....................................................    - 1,925      - 870
                                                                -------    -------
TOTAL.......................................................    - 8,923    - 4,949
                                                                =======    =======

36  LOAN LOSS PROVISIONS

                                                                 2001      2000
                                                                -------    -----
                                                                 E MN      E MN
Additions to allowances including direct write-offs.........    - 1,593    - 104
Less amounts released.......................................        969       73
Less recoveries on loans previously written off.............         28       10
                                                                -------    -----
LOAN LOSS PROVISIONS........................................      - 596     - 21
                                                                =======    =====

37  ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES

                                                              LIFE/HEALTH*       PROPERTY/CASUALTY*
                                                           ------------------    -------------------
                                                            2001       2000        2001       2000
                                                           -------    -------    --------    -------
                                                            E MN       E MN        E MN       E MN
Acquisition costs
  Payments.............................................    - 3,341    - 3,097     - 6,642    - 7,698
  Change in deferred acquisition costs.................        620        848         270      1,021
                                                           -------    -------    --------    -------
SUBTOTAL...............................................    - 2,721    - 2,249     - 6,372    - 6,677
Administrative expenses................................    - 1,269    - 1,528     - 4,482    - 3,257
                                                           -------    -------    --------    -------
UNDERWRITING COSTS (GROSS).............................    - 3,990    - 3,777    - 10,854    - 9,934
Less commissions and profit-sharing received on
  reinsurance business ceded...........................        198        193       1,389      1,449
                                                           -------    -------    --------    -------
UNDERWRITING COSTS (NET)...............................    - 3,792    - 3,584     - 9,465    - 8,485
Expenses for management of investments.................      - 457      - 398       - 484      - 558
                                                           -------    -------    --------    -------
TOTAL ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES....    - 4,249    - 3,982     - 9,949    - 9,043
                                                           =======    =======    ========    =======

                                                                 BANKING            ASSET
                                                               BUSINESS(*)      MANAGEMENT(*)
                                                             ---------------   ---------------
                                                              2001     2000     2001     2000
                                                             -------   -----   -------   -----
                                                              E MN     E MN     E MN     E MN
Personnel expenses.......................................    - 2,045   - 106   - 1,102   - 303
Operating expenses.......................................    - 1,360    - 64     - 619   - 181
                                                             -------   -----   -------   -----
TOTAL ACQUISITION COSTS AND ADMINISTRATIVE EXPENSES......    - 3,405   - 170   - 1,721   - 484
                                                             =======   =====   =======   =====

------------
(*) After eliminating intra-Group transactions between segments

     Acquisition costs and administrative expenses in insurance business include the personnel and operating expenses of the insurance business allocated to the functional areas "Acquisition of insurance policies," "Administration of insurance policies" and "Asset management." Other personnel and operating expenses are reported under insurance benefits (claims settlement expenses) and other expenses.

     All personnel and operating expenses in banking business are reported under "Acquisition and administrative expenses."

38  OTHER EXPENSES

     Other expenses are comprised as follows:

                                                                 2001       2000
                                                                -------    -------
                                                                 E MN       E MN
Expenses for the enterprise as a whole......................    - 1,526    - 1,112
Expenses for service activities.............................      - 971      - 923
Expenses resulting from reinsurance business................      - 562    - 1,204
Depreciation and write-downs of other intangible assets.....      - 413      - 303
Expenses for increasing miscellaneous or accrued
  liabilities...............................................      - 389       - 91
Fees........................................................      - 281      - 113
Direct credit from policy reserves..........................      - 257      - 107
Integration expenses........................................      - 236         --
Amortization of capitalized loyalty bonuses to senior
  management of the PIMCO Group.............................      - 188      - 110
Foreign currency losses.....................................      - 137      - 131
Expenses for assistance to victims under joint and several
  liability and road casualties.............................      - 127       - 85
Interest on accumulated policyholder dividends..............      - 108       - 72
Other.......................................................    - 1,183    - 1,344
                                                                -------    -------
TOTAL.......................................................    - 6,378    - 5,595
                                                                =======    =======

39  TAXES

     The tax shown in the income statement comprises the taxes actually charged to individual Group enterprises and changes in deferred tax assets and liabilities.

                                                                2001     2000
                                                                -----    -----
                                                                E MN     E MN
Current taxes...............................................    - 617    - 629
Deferred taxes..............................................    1,531      491
                                                                -----    -----
SUBTOTAL....................................................      914    - 138
Other taxes.................................................     - 74     - 38
                                                                -----    -----
TOTAL.......................................................      840    - 176
                                                                =====    =====

     The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their tax basis, and on differences recognized as income or expense arising from the application of uniform valuation policies for consolidation purposes and from consolidation procedures.

     The tax rates used in the calculation of deferred tax are the applicable national rates; changes to tax rates already adopted on the balance sheet date are taken into account. Deferred taxes on losses carried forward are recognized as an asset if at the time of recognition it is probable that sufficient future taxable profits will be available against which the unused tax losses can be utilized. The Group reported average earnings from ordinary activities (before income taxes) for the past three years amounting to E3,797 mn and believes that the recoverability of deferred tax assets is probable. Safety margins are used where appropriate.

     Carrying back tax losses reduced current taxes by E72 mn.

     Unused tax losses carried forward at the balance sheet date of E9,876 mn and deferred tax assets have been recognized where there is sufficient certainty that the unused tax losses will be utilized. E5,672 mn of the tax losses carried forward can be utilized without restriction.

     Aside from the losses sustained during the course of fiscal year 2001, the rise in tax losses carried forward by comparison with the previous year is due to consolidation of Dresdner Bank in the consolidated financial statements.

     Losses carried forward can be utilized subject to restrictions and are scheduled in subsequent years as follows:

YEAR                   2002   2003   2004   2005   2006   2007   2008   2009   2010   2011    >10 YEARS    UNRESTRICTED   TOTAL
----                   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   -----------   ------------   -----
E mn.................   72    598    660    332    695     49     18     15     30     6        1,729         5,672       9,876

     The current tax charge for 2001 is E1,250 mn less than the anticipated tax charge on income which would have been incurred based on an estimated weighted average tax rate for the Group applied to earnings before taxation. The difference is due mainly to tax-free income.

     The low rate of corporate income tax at 19.2% expected in 2001 primarily results from the reduction of the income tax rate in Germany.

RECONCILIATION STATEMENT

                                                                 2001       2000
                                                                -------    -------
                                                                 E MN       E MN
Anticipated tax rate in %...................................       19.2       37.8
Anticipated tax charge on income............................        336      1 842
  -  municipal trade tax and similar taxes..................      - 276         74
  -  tax-free income........................................    - 1,314      - 247
  + effects of tax losses...................................         63       - 92
  + other tax settlements...................................        277    - 1,439
                                                                -------    -------
  = CURRENT TAX CHARGE......................................      - 914        138
Effective tax rate in %.....................................     - 52.1        2.8
                                                                =======    =======

     The effective tax rate is determined on the basis of the current tax charge on earnings from ordinary activities (before income tax and before minority interests) amounting to E1,753 mn. The effective tax rate related to earnings from ordinary activities before amortization of goodwill is - 35.7%.

     Other tax settlements include an expense amounting to a total of E30 mn arising from the release of deferred taxes.

     The item "effects of tax losses" includes effects arising from recognizing deferred taxes on losses carried forward as an asset for which no deferred taxes had so far been recognized. It also includes effects that arise from not recognizing deferred taxes on tax losses for the fiscal year.

     Deferred tax assets and liabilities comprise the following balance sheet headings:

                                                                2001     2000
                                                                -----   ------
                                                                E MN     E MN
DEFERRED TAX ASSETS
  Intangible assets.........................................      169       16
  Investments...............................................    1,809    1,868
  Trading assets............................................      765       --
  Deferred acquisition costs................................       61       72
  Tax loss carried forward..................................    3,019      730
  Other assets..............................................      934      508
  Insurance reserves........................................    1,508    1,642
  Pensions and similar reserves.............................      400      247
  Deferred income...........................................    - 250    1,050
                                                                -----   ------
  TOTAL.....................................................    8,415    6,133
                                                                =====   ======
DEFERRED TAX LIABILITIES
  Intangible assets.........................................      238      324
  Investments...............................................    4,064    9,907
  Trading assets............................................      388        9
  Deferred acquisition costs................................    1,493    1,481
  Other assets..............................................    - 101    - 271
  Insurance reserves........................................    1,593    1,613
  Pensions and similar reserves.............................        5       --
  Deferred income...........................................    1,218    1,269
                                                                -----   ------
  TOTAL.....................................................    8,898   14,332
                                                                =====   ======

40  SUPPLEMENTARY INFORMATION ON INSURANCE BUSINESS

INVESTMENTS(*)

                                         LIFE/HEALTH        PROPERTY/CASUALTY           TOTAL
                                      ------------------    ------------------    ------------------
                                       2001       2000       2001       2000       2001       2000
                                      -------    -------    -------    -------    -------    -------
                                       E MN       E MN       E MN       E MN       E MN       E MN
I.   REAL ESTATE..................      7,450      7,582      6,930      6,819     14,380     14,401
II.  INVESTMENTS IN AFFILIATED
     ENTERPRISES, JOINT VENTURES,
     AND ASSOCIATED ENTERPRISES...      1,073      1,173      6,988     10,513      8,061     11,686
III.  LOANS.......................     14,785     13,473      1,901      1,368     16,686     14,841
IV. OTHER SECURITIES
     1.  Held to maturity.........      5,482      5,309      1,179      1,765      6,661      7,074
     2.  Available for sale.......    168,030    174,830     76,703     80,796    244,733    255,626
     3.  Trading..................        771        104      1,371         19      2,142        123
                                      -------    -------    -------    -------    -------    -------
TOTAL IV..........................    174,283    180,243     79,253     82,580    253,536    262,823
V.  OTHER INVESTMENTS.............      1,563      1,458      8,070      6,948      9,633      8,406
                                      -------    -------    -------    -------    -------    -------
TOTAL.............................    199,154    203,929    103,142    108,228    302,296    312,157
                                      =======    =======    =======    =======    =======    =======

INVESTMENT INCOME(*)

                                            LIFE/HEALTH        PROPERTY/CASUALTY            TOTAL
                                         ------------------    ------------------    -------------------
                                          2001       2000       2001       2000        2001       2000
                                         -------    -------    -------    -------    --------    -------
                                          E MN       E MN       E MN       E MN        E MN       E MN
INCOME FROM INVESTMENTS
  Current income.....................     10,516     10,122      5,278      5,922      15,794     16,044
  Income from revaluations...........        614         37      1,329         15       1,943         52
  Realized investment gains..........      3,605      6,883      4,458      4,728       8,063     11,611
                                         -------    -------    -------    -------    --------    -------
SUBTOTAL.............................     14,735     17,042     11,065     10,665      25,800     27,707
INVESTMENT EXPENSES
  Depreciation and write-downs on
     investments.....................    - 1,319      - 400    - 1,104      - 509     - 2,423      - 909
  Realized investment losses.........    - 4,909    - 2,638    - 2,193    - 1,456     - 7,102    - 4,094
  Investment management, interest
     charges and other investment
     expenses........................      - 526      - 463    - 1,061      - 923     - 1,587    - 1,386
                                         -------    -------    -------    -------    --------    -------
SUBTOTAL.............................    - 6,754    - 3,501    - 4,358    - 2,888    - 11,112    - 6,389
                                         -------    -------    -------    -------    --------    -------
TOTAL................................      7,981     13,541      6,707      7,777      14,688     21,318
                                         =======    =======    =======    =======    ========    =======

------------
(*) Investments in conformity with EU insurance accounting guideline and eliminating intra-Group transactions between segments

41  SUPPLEMENTARY INFORMATION ON BANKING BUSINESS(*)

-- Loans and advances (after loan loss allowance) to banks and customers include reverse repos totaling E82,945 mn. Liabilities to banks and customers include repo transactions amounting to E59,946 mn.

-- Post-ranking assets amounted to E466 mn.

-- At the balance-sheet date there were commitments to repurchase assets sold under repurchase agreements with a net book value of E63,505 mn.

-- An amount of E381 mn eligible for refinancing with the central bank is held in cash funds.

VOLUME OF FOREIGN CURRENCY EXPOSURE FROM BANKING BUSINESS

     The amounts reported constitute aggregate euro equivalents of a wide variety of currencies outside the EMU. Any differences between the amounts of assets and liabilities result from differing valuation principles. Loans and advances and liabilities are reported at amortized cost, while all derivative transactions are accounted for at fair value.

                                                            USD        GBP       OTHER     12/31/2001
                                                          -------    -------    -------    ----------
                                                          IN E MN    IN E MN    IN E MN       E MN
BALANCE SHEET ITEMS
Assets................................................    101,680    46,055     37,793      185,528
Liabilities...........................................    120,113    54,266     33,805      208,184

------------

(*) After eliminating intra-Group transactions between segments

COLLATERAL PLEDGED FOR OWN LIABILITIES OF BANKING BUSINESS

     For the following liabilities and contingencies, assets having the indicated value were pledged as collateral:

                                                                12/31/2001
                                                                ----------
                                                                   E MN
Liabilities to banks........................................      32,226
Liabilities to customers....................................       4,018
Certificated liabilities....................................          --
Contingent liabilities......................................           2
Other commitments...........................................       8,521
                                                                  ------
TOTAL COLLATERALIZED LIABILITIES............................      44,767
                                                                  ======

     The total amount of collateral pledged consists of the following assets:

                                                                12/31/2001
                                                                ----------
                                                                   E MN
Loans and advances to banks.................................       5,132
Loans and advances to customers.............................       9,542
Trading assets..............................................      26,700
Investments.................................................       3,376
Property and equipment......................................          17
                                                                  ------
TOTAL VALUE OF COLLATERAL PLEDGED...........................      44,767
                                                                  ======

STRUCTURE OF RESIDUAL TERMS FOR BANKING BUSINESS

     The matrix of residual terms provides a breakdown of loans and advances for banking business as well as liabilities by final maturity or call date.

                                                                     12/31/2001
                                            ------------------------------------------------------------
                                                        UP TO      >3 MONTHS      >1 YEAR      MORE THAN
                                             TOTAL     3 MONTHS    TO 1 YEAR     TO 5 YEARS     5 YEARS
                                            -------    --------    ----------    ----------    ---------
                                             E MN        E MN         E MN          E MN         E MN
ASSETS
Term loans and advances to banks........     54,292     32,737       12,311         6,091        3,153
Loans and advances to customers(1)......    229,805     85,096       20,377        53,308       71,024
                                            -------    -------       ------        ------       ------
TERM LOANS AND ADVANCES.................    284,097    117,833       32,688        59,399       74,177
                                            =======    =======       ======        ======       ======
LIABILITIES
Participation certificates and
  post-ranking liabilities..............     11,739         49          857         3,269        7,564
Term liabilities to banks(2)............    105,553     78,309       13,905         5,949        7,390
Liabilities to customers(2)
  Savings deposits and home-loan savings
     deposits...........................     13,566     11,049          777           979          761
  Other term liabilities to customers...     79,577     53,310        6,242        10,034        9,991
Certificated liabilities................    122,644     30,051       19,223        52,901       20,469
                                            -------    -------       ------        ------       ------
TERM LIABILITIES........................    333,079    172,768       41,004        73,132       46,175
                                            =======    =======       ======        ======       ======

------------

(1) Loans and advances to customers with residual terms of up to 3 months include E13,130 mn of undated claims. These claims include credit lines available until further notice, overdraft facilities, loans called or overdue, unauthorized overdrafts, call money and internal account balances.

(2) Excluding balances payable on demand.

     Securitizing financial assets, we sell revolving loans -- within the framework of precisely defined loan portfolios -- to the capital market. The transferred assets are securitized by special-purpose entities in the form of debt securities and sold to third parties. The Dresdner Bank Group carries out these transactions through the fully-consolidated special-purpose entities Silver Lux Inc., Grand Cayman and Silver Tower 125 Inc., Grand Cayman. The maximum transaction vol-ume in each case is E5 bn. Taking the two programs on an annual average, just under half of this amount was used.

TRUSTEE BUSINESS IN BANKING BUSINESS

     The table shown below is a breakdown of trustee business in banking business not reported in the balance sheet.

                                                                12/31/2001
                                                                ----------
                                                                   E MN
Loans and advances to banks.................................      3,415
Loans and advances to customers.............................      4,497
Investments.................................................          7
Other.......................................................          9
                                                                  -----
ASSETS HELD IN TRUST(*).....................................      7,928
Liabilities to banks........................................        300
Liabilities to customers....................................      7,628
                                                                  -----
LIABILITIES INCURRED AS A TRUSTEE...........................      7,928
                                                                  =====

------------
(*) Including E5,078 mn of trustee loans.

42  OTHER INFORMATION

GENERAL INFORMATION ABOUT THE PARENT COMPANY

     The parent company of the Group is Allianz AG, Munich. The company is an "Aktiengesellschaft" (public stock corporation) incorporated in Germany. It is recorded in the German Commercial Register under its registered address at Koniginstrasse 28, 80802 Munchen. Besides serving as holding company for the Group, Allianz AG also acts as reinsurance carrier for the Group.

NUMBER OF EMPLOYEES

     At the end of 2001, the Group employed a total of 179,946 people (119,683). 87,589 (43,124) were employed in Germany and 92,357 (76,559) abroad. The number of employees undergoing training rose by 3,554 to 8,245.

PERSONNEL EXPENSES

                                                                2001     2000
                                                                -----    -----
                                                                E MN     E MN
Salaries and wages..........................................    6,760    4,784
Social security contributions and employee assistance.......    1,208    1,104
Expenses for pensions and other post-retirement benefits....      405      501
                                                                -----    -----
TOTAL.......................................................    8,373    6,389
                                                                =====    =====

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

     Contingent liabilities and other commitments resulting primarily from our banking business include the Group's potential future liabilities under loan commitments to customers not yet drawn upon, with the term of such commitments being limited. The Group engages in providing open credit facilities to allow customers quick access to funds required to meet their short-term obligations as well as their long-term financing needs. Such credit facilities can take the form of guarantees, whereby the Group might guarantee repayment of a loan taken out by a client with a third party, stand-by letters of credit which are credit enhancement facilities enabling customers to engage in trade finance at lower cost, documentary letters of credit which are payments related to foreign trade finance made on behalf of a customer and reimbursed to the Group later, note issuance facilities and revolving underwriting facilities which allow customers to issue money-market paper or medium-term notes when required without engaging in the normal underwriting process on each occasion. Revenue for guarantees is recognized under "Fee and commission income" and is determined by application of agreed rates on the nominal amount of the guarantees.

     The figures disclosed in the accompanying tables represent the amounts at risk should customers draw fully on all facilities and then default, excluding the effect of any collateral. The majority of these commitments may expire without being drawn upon and are not representative of actual future credit exposure or liquidity requirements for such commitments.

                                                                12/31/2001
                                                                ----------
                                                                   E MN
Contingent liabilities on endorsed bills of exchange settled
  with customers............................................           1
  Including: Rediscounted at central banks..................          --
Contingencies on guarantees and warranties
  Credit guarantees.........................................       2,131
  Other guarantees and warranties...........................      17,301
  Letters of credit.........................................       2,297
  of which:
     letters of credit opened...............................       1,189
     letters of credit confirmed............................       1,108
                                                                  ------
SUBTOTAL....................................................      21,730
Liability on collateral pledged for third-party
  liabilities...............................................         567
Other contingent liabilities................................       3,194
                                                                  ------
TOTAL CONTINGENT LIABILITIES................................      25,491
Underwriting commitments....................................          --
Irrevocable loan commitments
  Advances..................................................      27,947
  Stand-by facilities.......................................      12,346
  Guarantee credits.........................................       1,785
  Discount credits..........................................          15
  Mortgage loans/public-sector loans........................         844
                                                                  ------
OTHER COMMITMENTS...........................................      42,937
                                                                  ======

     As of December 31, 2001 there were no underwriting commitments drawn.

     On the balance sheet date commitments to pay up shares, bonds and other capital interests totaled E58 mn; secondary liability under clause sec. 24 of the German Limited Liability Companies Act (GmbH-Gesetz) were E16 mn, and obligations arising from hire, rental and leasing agreements existed in an aggregate amount of E1,971 mn.

     Liquiditats-Konsortialbank GmbH (LIKO) is a bank founded in 1974 in order to provide funding for German banks which experience liquidity problems. The shares in LIKO are owned 30% by Deutsche Bundesbank, with the rest of the shares being held by other German banks and banking associations. The shareholders have provided capital of E190 mn to fund LIKO; Dresdner Bank's participation is E10 mn. The Dresdner Bank Group is contingently liable to pay in further assessments to LIKO up to E58 mn. In addition, under clause sec. 5 (4) of the Articles of Association of LIKO, Dresdner Bank is committed to a secondary liability which arises if other shareholders do not fulfill their commitments to pay their further assessment. In all cases of secondary liability, the financial status of the other shareholders involved is sound.

     The liability arising from Dresdner Bank's interest in Bankhaus Reuschel & Co. is unlimited due to the legal form in which this enterprise is organized. The financial status of the other partners involved is sound.

     In addition, Dresdner Bank is a member of the German banks' Joint Fund for Securing Customer Deposits, which covers liabilities to each creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank is severally liable with the other members of the Fund for additional capital contributions, with the maximum being the amount of Dresdner Bank's annual contribution. In the year 2001, the Joint Fund did not levy a contribution (2000: no contribution). Under section 5 (10) of the Statutes of the Joint Fund for Securing Customer Deposits we have undertaken to indemnify the Federal Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any banks in which we own a majority interest.

     Allianz AG has committed to make future capital payments in favor of our North American holding company, Allianz of America, Inc. This will place Allianz of America, Inc. in a position to provide sufficient capital on its part for Allianz Insurance Company, Los Angeles, so that this company can meet its payment obligations for claims received in connection with the attack on the World Trade Center. These future capital payments are limited to USD575 mn and are secured by pledges in securities.

     Allianz AG has also provided a guarantee for Allianz of America, Inc., Wilmington, in respect of obligations relating to the acquisition of the minority interest in PIMCO Advisors L.P. The Allianz Group acquired a holding of 69.5% in PIMCO in 2000 and the minority shareholders have the option of selling their 30.5% holding to Allianz.

     An agreement was reached in the course of the purchase of Nicholas Applegate, San Diego that part of the purchase price would fall due in 2005 and that the amount would depend on the income growth of Nicholas Applegate, San
Diego:

     -- if average income growth is at least 25% during the next 5 years, this purchase price component will be USD1.09 bn, with bonus payments of USD150 mn.

     -- if average income growth is between 10 and 25% payments will be scaled down.

     -- if average income growth is below 10%, no payments will be made.

USE, TREATMENT AND REPORTING OF DERIVATIVE FINANCIAL INSTRUMENTS

     Derivatives used by individual enterprises in the Allianz Group comply with the relevant supervisory regulations and the Group's own internal guidelines. In addition to local management supervision, comprehensive financial and risk management systems are in force across the Group. Further information on the risks hedged and the Group's risk management systems is included in the Management Report under "Risk Management."

     Insurance companies in the Allianz Group use derivatives to manage their investments efficiently on the basis of general investment targets. The most important aspect of these instruments is hedging against adverse market movements for selected securities or for parts of a portfolio. In our banking business, derivatives are used particularly for trading purposes and to hedge interest-rate, currency and other price risks of the banking book.

     The settlement risk is virtually excluded in the case of exchange-traded products, which are standardized products. By contrast, over-the-counter products, which are individually traded contracts, carry a theoretical credit risk amounting to the replacement value. These totaled E45,006 mn on the balance sheet date. The Allianz Group therefore closely monitors the credit rating of counterparties for OTC derivatives.

     The total notional principal amount of all open derivative positions of the Allianz Group was E3,957,125 mn. The market values were E5,378 mn.

     The following tables show the distribution of derivative positions on the balance sheet date.

NOTIONAL PRINCIPAL AMOUNTS AND MARKET VALUES OF OPEN DERIVATIVE POSITIONS AS OF DECEMBER 31, 2001

INSURANCE SEGMENTS LIFE/HEALTH AND PROPERTY/CASUALTY

                                                 MATURITY AS OF 12/31/2001            2001                   2000
                                                ---------------------------    -------------------    -------------------
                                                                               NOTIONAL               NOTIONAL
                                                UP TO      1-5       OVER      PRINCIPAL    MARKET    PRINCIPAL    MARKET
                                                1 YEAR    YEARS     5 YEARS     AMOUNTS     VALUES     AMOUNTS     VALUES
                                                ------    ------    -------    ---------    ------    ---------    ------
                                                 E MN      E MN      E MN        E MN        E MN       E MN        E MN
INTEREST RATE CONTRACTS.....................     1,510     1,198     9,696      12,404       - 30       8,567         86
OTC
  Swaps.....................................         3     1,019     2,067       3,089        - 6         324         65
  Swaptions.................................                  80        56         136          6         130          4
  Caps......................................                         7,573       7,573       - 26       7,242          6
  Floors....................................                                                                9          9
  Options...................................                  99                    99        - 3
Exchange traded
  Futures...................................       217                             217        - 1         408         --
  Options...................................     1,290                           1,290         --         454          2
EQUITY/INDEX CONTRACTS......................    10,781     8,930     1,991      21,702      2,576       4,462      1,924
OTC
  Forwards..................................     6,245     2,459                 8,704      2,801       2,477      1,768
  Swaps.....................................     1,464        20                 1,484        180          36          1
  Options...................................     1,321     6,451     1,991       9,763      - 408       1,031        152
Exchange traded
  Futures...................................       800                             800          1         790       - 16
  Options...................................       951                             951          2         128         19
FOREIGN EXCHANGE CONTRACTS..................     2,428     1,457        62       3,947         58       1,175        - 9
OTC
  Forwards..................................     2,422                           2,422         68         137        - 6
  Swaps.....................................         5     1,311        62       1,378       - 10       1,032        - 3
  Options...................................                 146                   146         --
Exchange traded Futures.....................         1                               1         --           6         --
                                                ------    ------    ------      ------      -----      ------      -----
TOTAL.......................................    14,719    11,585    11,749      38,053      2,604      14,204      2,001
                                                ======    ======    ======      ======      =====      ======      =====

     Forward contracts amounting to E15,410 mn were also entered into in conjunction with the restructuring of shareholdings.

     The most important exposures were in the form of interest rate caps, which are used to manage interest income over the long term in anticipation of increasing interest rates, and stock futures and options used to hedge fluctuations in market prices and in the run-up to transactions relating to shareholdings.

NOTIONAL PRINCIPAL AMOUNTS AND MARKET VALUES OF OPEN DERIVATIVE POSITIONS AS OF DECEMBER 31, 2001

BANKING AND ASSET MANAGEMENT SEGMENTS

                                              MATURITY AS OF 12/31/2001              2001                   2000
                                           -------------------------------    -------------------    -------------------
                                                                              NOTIONAL               NOTIONAL
                                             UP TO        1-5       OVER      PRINCIPAL    MARKET    PRINCIPAL    MARKET
                                            1 YEAR       YEARS     5 YEARS     AMOUNTS     VALUES     AMOUNTS     VALUES
                                           ---------    -------    -------    ---------    ------    ---------    ------
                                             E MN        E MN       E MN        E MN        E MN       E MN        E MN
INTEREST RATE CONTRACTS................    2,015,876    726,057    474,268    3,216,201      259      23,667       - 35
OTC
  Forwards.............................      254,519     20,900        369      275,788       20
  Swaps................................    1,479,282    594,890    403,513    2,477,685      903      16,185       - 57
  Swaptions............................           19     18,761     43,062       61,842    - 810
  Caps.................................       18,168     28,725     15,279       62,172       39       3,892         21
  Floors...............................       13,022     15,982     11,487       40,491      118       1,402          2
  Options..............................           10        374        412          796        4
  Other................................                                146          146       --
Exchange traded
  Futures..............................      208,650     46,425                 255,075     - 15         788        - 1
  Options..............................       42,206                             42,206       --       1,400         --
EQUITY/INDEX CONTRACTS.................       75,601     69,852      1,723      147,176      852          22          1
OTC
  Swaps................................        2,596      1,022        333        3,951      271          18          1
  Options..............................       22,738     61,205      1,390       85,333      272
  Other................................          475         22                     497      361
Exchange traded
  Futures..............................       10,356                             10,356       15           3         --
  Options..............................       39,436      7,603                  47,039     - 67           1         --
FOREIGN EXCHANGE CONTRACTS.............      436,447     58,429     24,649      519,525    1,884         229         --
OTC
  Forwards.............................      360,135     10,302        241      370,678      874          86        - 3
  Swaps................................       16,474     44,806     22,998       84,278    1,011         123          3
  Options..............................       57,988      3,132      1,410       62,530        1          20         --
  Other................................          122                                122        1
Exchange traded
  Futures..............................        1,609        189                   1,798       --
  Options..............................          119                                119      - 3
CREDIT CONTRACTS.......................        3,436     10,690     11,694       25,820    - 190          --         --
OTC
  Credit default swaps.................        2,027      3,723     10,811       16,561       57
  Total return swaps...................        1,409      6,967        883        9,259    - 247
OTHER CONTRACTS........................        6,050      2,941      1,359       10,350     - 31          --         --
OTC
  Precious metals......................        5,424      2,940      1,359        9,723     - 18
  Other................................          331          1                     332     - 13
Exchange traded
  Futures..............................          217                                217       --
  Options..............................           78                                 78       --
                                           ---------    -------    -------    ---------    -----      ------       ----
TOTAL..................................    2,537,410    867,969    513,693    3,919,072    2,774      23,918       - 34
                                           =========    =======    =======    =========    =====      ======       ====

     The main derivative financial instruments used were interest rate derivatives, in particular interest rate swaps that were primarily entered into in the course of trading activities.

     Pursuant to IAS 39, derivative financial instruments are reported under financial assets or liabilities held-for-trading. Gains or losses arising from valuation at fair value are included under trading income.

     This is applicable to derivatives used independently, not in connection with hedge transactions, and for separated embedded derivatives of a hybrid financial instrument. In contrast, derivatives used in hedge transactions are recognized in accordance with the classification of the hedged item.

     Derivative financial instruments used for hedge transactions are classified as follows:

     The risk of changes in the fair value of reported assets or liabilities is hedged by a fair value hedge. Changes in the fair value of a hedging instrument are recognized in the current period income, while for the hedged item only the pro rata share of the profit or loss attributable to the hedged risk is recognized in the income statement.

     The Allianz Group principally uses fair value hedging. Insurance companies mainly use interest rate and currency swaps, and forward sale agreements. Important hedging instruments in Banking are interest rate and currency swaps. Hedging instruments may be implemented for individual transactions (micro hedge) or for a portfolio of similar assets or liabilities (portfolio hedge). The derivative financial instruments used for fair value hedges had a fair value of E1,925 mn. Ineffectiveness in hedge transactions led to a gain of E66 mn.

     Cash flow hedges reduce the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability and of future cash flows from a firm commitment or a forecasted transaction. Any value changes in derivative instruments are recognized under shareholders' equity, if they are included in the effective part of the hedging relationship. The ineffective part of the hedge must be recognized directly in the income statement.

     Derivative financial instruments for cash flow hedges were reported with a fair value of E387 mn. The use of derivatives as a hedging instrument in cash flow hedges increased other reserves by E388 mn.

     Hedge accounting may also be applied to hedge a net investment in a foreign entity. Financial instruments are used here to hedge the currency risk. The proportion of gains or losses arising from valuation of the hedging instrument, which is classified as an effective hedge, is recognized as shareholders' equity, while the ineffective part flows directly into the income statement.

     Foreign exchange hedging transactions with a fair value of E46 mn were entered into to hedge currency risks related to a net investment in a foreign entity. Application of hedge accounting reduced other reserves by E61 mn.

EARNINGS PER SHARE

     The earnings per share figure is calculated by dividing the consolidated net income by the weighted average number of common shares outstanding.

                                                                        2001           2000
                                                                     -----------    -----------
Net income...............................................    E mn          1,623          3,460
Weighted average number of shares........................            243,585,880    245,401,507
Number of shares (not including shares held by the
  company)...............................................            241,189,535    245,750,000
Earnings per share.......................................       E           6.66          14.10

     The weighted average number of shares does not include 11,073,783 (0) shares held by the company.

     A diluted earnings per share figure was not calculated because there were no dilutive securities.

RELATED PARTY DISCLOSURES

     The following report relates to associated enterprises and enterprises in which the Allianz Group held ownership interest of between 10 and 20%, or which held such an ownership interest in Allianz AG and it relates to transactions with such related parties.

     These business relationships are stated as of December 31, 2001 unless otherwise indicated.

DRESDNER BANK

     On December 31, 2000, the Allianz Group held an ownership interest of 21.2% in Dresdner Bank. On May 31, 2001, Allianz AG's management board decided with the approval of the supervisory board to make a public offer to the shareholders of Dresdner Bank to purchase their Dresdner Bank ordinary shares for E53.13 per share. As a result of the takeover offer, the Allianz Group held 77.5% of Dresdner Bank's ordinary shares as of July 23, 2001 (not including forward sale agreements pursuant to which some ordinary shares were not to be transferred until

January and June 2002). At that date, Dresdner Bank and its subsidiaries were consolidated for the first time in the financial statements of the Allianz Group. As of December 31, 2001, the Allianz Group held 78.5% of Dresdner Bank's ordinary shares, not including Dresdner Bank ordinary shares held by Dresdner Bank. After concluding a number of forward purchases on January 15 and 16, 2002, and further purchases, Allianz Group held, as of March 15, 2002, 95.6% of the ordinary shares of Dresdner Bank.

     The Allianz Group and Dresdner Bank had a wide range of business relationships already prior to the acquisition of Dresdner Bank, for example in banking, distribution of insurance products and asset management. These transactions were concluded on ordinary market terms and conditions.

     Material business relationships also exist with the following related parties:

MUNCHENER RUCKVERSICHERUNGS-GESELLSCHAFT AG IN MUNCHEN (MUNICH RE)

     Munich Re is an associated company of the Allianz Group. The relationship between Allianz AG and Munich Re is set forth in a so called Principles of Cooperation of May 2000, which mainly governs the reinsurance relationships between the two companies. Among other things, the Principles of Cooperation provide that Munich Re shall provide reinsurance for 14.0% of the gross self-retention of the insurance business of the companies of Allianz's German Property-Casualty Group via Allianz AG. Under the terms of the Principles of Cooperation, Munich Re is the principal reinsurer of Allianz AG and Allianz AG cedes the majority of its externally ceded reinsurance to Munich Re. Notwithstanding its right to freely chose its reinsurer, Allianz AG will give Munich Re the first opportunity to submit bids. The Principles of Cooperation can be terminated as of December 31, 2005. It was most recently amended in December 2001 by a supplementary agreement, under the terms of which the mutually ceded reinsurance volume is to be adjusted on a step-by-step basis by 2005. The supplementary agreement is effective through December 31, 2010.

     Other reinsurance and retrocession agreements with the individual companies of the Allianz Group govern which reinsurance business will be assumed by the Munich Re Group from, or ceded by the Munich Re Group to the Allianz Group.

     The Allianz Group premiums that were ceded to or assumed from companies of the Munich Re Group are shown in the following table:

                                                                2001     2000
                                                                -----    -----
                                                                E MN     E MN
Ceded premiums..............................................    2,400    2,300
Assumed premiums............................................      850      900

     The reinsurance agreements between the two Groups are governed by terms and conditions that could also be obtained by third parties.

     During fiscal year 2001, Munich Re, as principal reinsurer of Allianz AG, assumed substantial claims received by companies of the Allianz Group arising from the terrorist attack on the World Trade Center in accordance with the contractual agreements.

     In May 2000, Allianz AG and Munich Re signed a letter of intent which, among other things, provides that Allianz AG and Munich Re will reduce their shareholdings in each other to a level of approximately 20%. This reduction is to be achieved, or initiated, by December 31, 2003. As of December 31, 2001, the Allianz Group held 24.9% of the ordinary shares of Munich Re. As of March 15, 2002, the Allianz Group held 24.8% of the ordinary shares of Munich Re. On December 31, 2001, the Munich Re Group held 23,0% of the ordinary shares of Allianz AG. Taking into account Allianz AG ordinary shares held by Allianz Group companies, the ownership interest of the Munich Re Group in Allianz AG amounted to 21.2% as of March 15, 2002.

     In connection with the acquisition of Dresdner Bank, Allianz AG pledged to the Commission of the European Communities to limit its voting rights from ordinary shares of Munich Re to 20.5% of the total ordinary share capital of Munich Re. In addition, Allianz AG agreed to reduce its long-term shareholding in Munich Re to 20.5%. This commitment includes the ordinary shares of Munich Re held by Dresdner Bank. The commitment of Allianz AG to the European Commission does not affect ordinary shares of Munich Re that are acquired and held by the companies of the Allianz Group as part of their trading portfolio in the ordinary course of business and which do not have voting rights attached. The commitment also does not affect the exercise of voting rights on behalf of clients or voting rights attached to ordinary shares held in the ordinary course of business for the account of third parties.

     The Principles of Cooperation between Munich Re and Allianz AG further provides that upon termination of the Principles of Cooperation, a mutual obligation of the parties will continue to exist for a period of two years, in accordance with which each of Allianz AG and Munich Re, if it wishes to sell the ownership interest it holds in the other, will grant the other a right to designate the buyer of the ownership interest being sold.

     On January 15, 2002, the 40.6% ownership interest in Allianz
Lebensversicherungs-AG (Allianz Leben) previously held by Munich Re was sold to Allianz AG for a price of E607.17 per share, or a total of E2,587 mn. The reinsurance relationships between Allianz Leben and Munich Re will continue on the basis of existing contracts until 2010.

     Munich Re and Allianz continue to hold cross-ownership interests in several direct insurance companies that are scheduled to be reduced in accordance with the letter of intent of May 2000. Munich Re holds ownership interests in Frankfurter Versicherungs-AG and Bayerische Versicherungsbank AG, both of which are subsidiaries of Allianz AG. Allianz holds an ownership in Karlsruher Lebensversicherungs AG, a subsidiary of Munich Re.

HYPOVEREINSBANK AG

     As of December 31, 2002, Allianz Group held 16.4% of the ordinary shares of HypoVereinsbank. For fiscal 2001, we have therefore continued to report HypoVereinsbank as a related party. A participation of 16.0% in HypoVereinsbank was transferred to Munich Re on January 15, 2002, for a price of E5,133 mn. On December 31, 2001, HypoVereinsbank held 6.3% of the ordinary shares of Allianz AG. Taking into account ordinary shares of Allianz AG held by Allianz Group companies, the ownership interest of HypoVereinsbank in Allianz AG on March 15, 2002, was 6.9%.

     Allianz and its subsidiaries terminated the existing cooperation agreement with HypoVereinsbank concerning the distribution of insurance products in the course of the year 2001.

TRANSACTIONS WITH RELATED ENTERPRISES

     Transactions with the above mentioned related enterprises were concluded at ordinary market terms and conditions.

     Certain members of the respective Management Boards of Allianz AG, Munich Re and HypoVereinsbank hold seats on the respective Supervisory Boards of the other companies, and in some cases also on the boards of their subsidiary companies.

LOANS TO SHAREHOLDERS

     As part of the normal course of business, the Group grants loans to non-employee shareholders. These transactions are entered into on an arm's-length basis.

LOANS TO MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     Loans to Members of the Board of Management of Allianz AG and liabilities assumed on their behalf totaled E1 (0) mn. This included loans extended to, or liabilities assumed on behalf of Members of the Boards of Management of subsidiaries amounting to E1 (0) mn. These transactions have been entered into on ordinary commercial terms. There were no loans to Members of the Supervisory Board of Allianz AG or liabilities assumed on their behalf.

STOCK-RELATED REMUNERATION

SHARE PURCHASE PLANS FOR EMPLOYEES

     Shares in Allianz AG are offered to qualified employees in Germany and abroad within predefined timeframes at favorable conditions. In order to be qualified, employees must have been employed in continuous service or had a position as an apprentice for a period of six months prior to the share offer and notice must not have been served. Share purchase plans also include restrictions relating to the amount that the employee can invest in purchasing shares. All participating enterprises in Germany and abroad impose restrictions on the disposal of shares, though the length of time varies from a minimum of one year to a maximum of five years, depending on the country involved. The shares are freely disposable after the expiration of the minimum holding period. The number of shares issued under these plans was 361,235 (193,586). The difference between the exercise price and market price of E26.7 (20.8) mn was reported as part of personnel expenses.

LONG-TERM INCENTIVE PLAN

     Long-term Incentive Plans (LIP) were set up in 1999 for senior management, in order to reward the contribution made by this level of management toward increasing corporate value and to promote the long-term success of the company.

     Under these plans, Stock Appreciation Rights (SARs) are allocated to each senior manager as of April 1. Restrictions are applicable for a period of two years and the rights expire at the end of seven years.

     After the period of restrictions has come to an end, SARs may only be exercised if

     -- during their contractual term, the price of Allianz AG shares has outperformed the Dow Jones Europe STOXX Price Index (600) at least once for a period of five consecutive stock exchange days and

     -- the Allianz share price outperforms the reference price by at least
        20.0% at the time when the rights are exercised (the reference price for the LIP 2001 is the average price of Allianz shares in the first quarter of 2001).

     Under the conditions of the LIP, Group companies are obligated to pay the difference between the stock-market price of Allianz shares on the day the rights are exercised and the reference price in cash.

     No rights were exercised for any LIP as of December 31, 2001. The two-year restricted period had not yet expired on December 31, 2001, for the Incentive Plans covering the years 2001 and 2000.

     A reserve of E21 mn was established at the end of 2000 and reported under the heading "Miscellaneous accrued liabilities" to record the intrinsic value of the SARs. The intrinsic value corresponds to the difference between the current share price on the balance sheet date and the reference price of the relevant plan. Because the intrinsic value of all SARs issued at the balance sheet date was zero, the reserve formed in the course of the previous year was released. Call options have been entered into to hedge future obligations.

SHARE OPTION AND SHAREHOLDING PLANS OF SUBSIDIARIES

     Managers at the AGF Group, Paris were offered share options on AGF shares. These options have an exercise price of at least 95.0% of the market price on the day of grant. The maximum term for these options is eight years. On December 31, 2001, 5,034,600 (4,165,750) exercisable options remained outstanding under the AGF options plans. These options are independent of the remuneration plans of the Allianz Group.

     Managers at the RAS Group, Milan have been offered share options on RAS shares during 2001. These options have an exercise price of E15.35 per share. The options can be exercised between August 1, 2002 and July 31, 2007. 711,000 options issued under this scheme were outstanding as of December 31, 2001.

     RAS S.p.a., Milan, also offers shareholding plans for employees based on the RAS share, independently of the share purchase plan offered by Allianz. The shares issued under this scheme are subject to restrictions for 3 years in each case from the date of issue. The number of RAS shares issued under these plans that were still subject to restrictions stood at 682,403 shares as of December 31, 2001.

EVENTS AFTER THE BALANCE SHEET DATE

MONACHIA GRUNDSTUCKS-AG

     Allianz AG disposed of 46.2% of the capital stock of Monachia Grundstucks-AG, Munich at a price of E187 mn to Bayerische Stadte- und Wohnungsbau GmbH on January 15, 2002.

     On February 28, 2002 Arber Baubetreuungs-GmbH purchased 2.5% of Monachia capital stock from Allianz AG for a purchase price of E10 mn by exercising their call option.

RESTRUCTURING OTHER PARTICIPATIONS

     In connection with the public takeover offer made by Munich Re to ERGO shareholders, the Allianz Group entered into forward sales for 6.3% of the shares in Munich Re. Munich Re in turn entered into forward sales of 3.7% of the shares of Allianz in connection with the public takeover offer made by Allianz for Dresdner Bank. It was also agreed with Munich Re that Allianz would sell the interest held by the Allianz Group in HypoVereinsbank AG, currently amounting to 16.0% of the share capital, to Munich Re during the course of 2002. These transactions were executed on January 15, 2002. Pursuant to the agreement between Allianz and Munich Re in April 2001, Allianz acquired 40.6% of the capital stock of Allianz Lebensversicherungs-AG from Munich Re on January 15, 2002.

     Pursuant to agreements entered into in 2001, Allianz is scheduled to purchase the 45% stake held by Munich Re in Bayerische Versicherungsbank as well as the 50.0% stake in Frankfurter Versicherung on July 1, 2002. Munich Re will in turn purchase the 36.1% holding in Karlsruher Lebensversicherung held by the Allianz Group.

INCREASE IN THE HOLDING OF DRESDNER BANK

     As of December 31, 2001, the Allianz Group held an interest of 78.5% in Dresdner Bank AG. Through the exercise of options and conversion rights, the number of outstanding shares of Dresdner Bank AG increased during 2002. During the first months of 2002, the Allianz Group purchased additional shares in the market and had already increased its shareholding in Dresdner Bank by 15.8% in January 2002 through forward purchase agreements. As of March 15, 2002, the Allianz Group held an interest of 95.6% in Dresdner Bank AG.

MORTGAGE BANKS

     With retroactive effect as of January 1, 2002, Dresdner Bank, Deutsche Bank and Commerzbank combine their mortgage business under the brand "Eurohypo." The interest of the Allianz Group in the new institution will be less than 50%.

COMPENSATION FOR THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

     Provided that the Annual General Meeting of shareholders approves payment of the dividend proposed, the compensation paid by Allianz AG and its affiliated enterprises to the Board of Management for the year under review is E16 (10) mn. The number of members of the Board of Management increased from 9 to 12.

     Total remuneration for members of the Board of Management includes a fixed-component (the basic salary) and a variable component. The latter comprises a component depending on the dividend, the annual bonus which includes an individual element and an element based on company performance, and a 3-year bonus.

     The compensation paid to the Board of Management is comprised as follows:

                                                                   2001         2000
                                                                ----------    ---------
                                                                    E             E
Fixed remuneration..........................................     6,691,056    4,271,079
Variable remuneration.......................................     9,231,921    5,271,632
                                                                ----------    ---------
TOTAL.......................................................    15,922,977    9,542,711
                                                                ==========    =========

     The variable component includes expenses for the dividend-related variable remuneration, for the bonus for fiscal year 2001, and for allocation to the reserve for the performance-related 3-year bonus. Payments from this reserve for the performance-related 3-year-bonus can only be made to members of the Board of Management from 2004.

     In addition to the amounts reported above, Allianz AG and its affiliated enterprises paid an amount of E1 mn to increase pension reserves and reserves for similar obligations in favor of active members of the Board of Management.

     Under the LIP 2001, a total of 39,815 Stock Appreciation Rights (SARs) were issued to members of the Board of Management during the year under review. Based on standard option valuation methods (Black-Scholes or Binomial Method), the value of these rights at the point of their issue was E4 mn. The value of these rights at the end of the fiscal year is E3 mn. At an intrinsic value of E0, the full amount specified is a time value.

     On December 31, 2001 the members of the Board of Management held a total of 86,479 SARs issued from 1999 to 2001. Based on standard option valuation methods (Black-Scholes or Binomial Method) these rights had a value of E7 mn on the balance sheet date. None of the SARs has an intrinsic value at December 31, 2001, so that the full amount specified is a time value.

     The following table includes key information on current LIPs in favor of active members of the Board of Management:

                                                   LIP 2001         LIP 2000         LIP 1999
                                                 -------------    -------------    -------------
Exercise period..............................    4/2003-3/2008    4/2002-3/2007    4/2001-3/2006
Number of SARs issued........................           39,815           19,890           26,774
Value of SARs on assignment..................       E4,483,965       E3,480,750       E2,971,914
Fair value of SARs as of 12/31/2001..........       E3,395,025       E1,430,422       E2,105,679
Intrinsic value of SARs as of 12/31/2001.....               E0               E0               E0
Waiting time expired?........................               no               no              yes
20% hurdle cleared?..........................               no               no               no
Performance hurdle cleared?..................              yes               no              yes

     In the year 2001 pensions and other benefits for former members of the Board of Management amount to E3 (3) mn.

     E27 (25) mn has been set aside for current and future pension benefits of former members of the Board of Management and their beneficiaries.

     The remuneration of members of the Supervisory Board, including fees becoming payable after the 2002 Annual Meeting of shareholders, will be E2 (2) mn.

Munich, March 25, 2002

Allianz Aktiengesellschaft
The Board of Management

                               (BOARD SIGNATURES)

SELECTED PARTICIPATIONS AND EQUITY INVESTMENTS

OPERATING SUBSIDIARIES                                          EQUITY     OWNED(1)
----------------------                                          -------    --------
                                                                IN E MN       %
ADVANCE Bank AG, Duisburg...................................        77      100.0
AGIS Allianz Gesellschaft fur Informatik Service mbH,
  Munich....................................................       181      100.0
Allianz Bauspar AG, Munich..................................        23      100.0
Allianz Capital Partners GmbH, Munich.......................       649      100.0
Allianz Dresdner Asset Management GmbH, Munich..............        39      100.0
Allianz Global Risks Ruckversicherungs-AG, Munich...........        50      100.0
Allianz Globus MAT Versicherungs-Aktiengesellschaft,
  Hamburg...................................................        52      100.0
Allianz Immobilien GmbH, Stuttgart..........................         4      100.0
Allianz Kapitalanlagegesellschaft mbH, Stuttgart............         5      100.0
Allianz Lebensversicherungs-AG, Stuttgart...................     1,074       50.5
Allianz PIMCO Asset Management GmbH, Munich.................         7      100.0
Allianz Vermogens-Bank AG, Augsburg.........................        23      100.0
Allianz Versicherungs-AG, Munich............................     1,516      100.0
Allianz Zentrum fur Technik GmbH, Munich....................         0      100.0
Bayerische Versicherungsbank AG, Munich.....................       321       45.0(2)
DEGI Deutsche Gesellschaft fur Immobilienfonds mbH,
  Frankfurt/Main............................................        23      100.0
Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG,
  Frankfurt/Main............................................     1,245       98.1
Deutsche Lebensversicherungs-AG, Berlin.....................        36      100.0
dit DEUTSCHER INVESTMENT-TRUST Gesellschaft fur
  Wertpapieranlagen mbH, Frankfurt/Main.....................       139      100.0
DREGIS Dresdner Global IT Services Gesellschaft mbH,
  Frankfurt/Main............................................       106      100.0
Dresdner Asset Management (Germany) GmbH, Frankfurt/Main....         3      100.0
Dresdner Bank AG, Frankfurt/Main............................    21,633       78.5
Dresdner Bank Lateinamerika AG, Hamburg.....................       438      100.0
Dresdner Bauspar AG, Bad Vilbel.............................        42      100.0
Frankfurter Versicherungs-AG, Frankfurt/Main................       343       50.0(2)
Hermes Kreditversicherungs-AG, Hamburg......................       103       89.6
Kraft Versicherungs-AG, Berlin/Munich.......................        10       99.5
Lombardkasse AG, Berlin.....................................        31       99.4
Munchner und Magdeburger Hagelversicherung AG, Munich.......         6       52.4
Oldenburgische Landesbank AG, Oldenburg.....................       392       89.7
Reuschel & Co., Munich......................................       155       50.1
Vereinte Krankenversicherung AG, Munich.....................       245      100.0
Vereinte Lebensversicherung AG, Munich......................        57      100.0
Vereinte Rechtsschutzversicherung AG, Munich................        10      100.0
Vereinte Spezial Krankenversicherung AG, Munich.............         8      100.0
Vereinte Spezial Versicherung AG, Munich....................         8      100.0
Vereinte Versicherung AG, Munich............................       269       99.3

------------

(1) Including shares held by subsidiaries

(2) Management control agreement

OPERATING SUBSIDIARIES                                          EQUITY     OWNED(1)
----------------------                                          -------    --------
                                                                IN E MN       %
AGF Belgium Insurance, Brussels.............................       396      100.0
AGF La Lilloise, Paris......................................        71      100.0
AGF-M.A.T., Paris...........................................       127      100.0
Alba Allgemeine Versicherungs-Gesellschaft, Basel...........        17      100.0
Allianz Asset Management (Ltd.), Hong Kong..................         3      100.0
Allianz Australia Limited, Sydney...........................       459      100.0
Allianz Bulgaria Insurance and Reinsurance Company Ltd.,
  Sofia.....................................................         9       71.6
Allianz Bulgaria Life Insurance Company Ltd., Sofia.........         5       94.0
Allianz Compania de Seguros y Reaseguros S. A., Madrid......       269       99.8
Allianz Elementar Lebensversicherungs-Aktiengesellschaft,
  Vienna....................................................        99      100.0
Allianz Elementar Versicherungs-Aktiengesellschaft,
  Vienna....................................................       363       98.7
Allianz Europe Ltd., Amsterdam..............................     1,657      100.0
Allianz Fire and Marine Insurance Japan Ltd., Tokyo.........        10      100.0
Allianz First Life Insurance Co. Ltd., Seoul................       299      100,0
Allianz General Insurance Company S. A., Athens.............         7      100.0
Allianz Hungaria Biztosito Rt., Budapest....................        98      100.0
Allianz Insurance (Hong Kong) Ltd., Hong Kong...............        11      100.0
Allianz Insurance Company of Singapore Pte. Ltd.,
  Singapore.................................................        44      100.0
Allianz Insurance Company, Los Angeles......................     4,103      100.0
Allianz Lebensversicherung (Schweiz) AG, Zurich.............        41      100.0
Allianz Life Insurance Company of North America,
  Minneapolis...............................................     1,716      100.0
Allianz Life Insurance Company S. A., Athens................         5      100.0
Allianz Mexico S. A. Compania de Seguros, Mexico City.......        89      100.0
Allianz of America Inc., Wilmington.........................     5,873      100.0
Allianz of Canada Inc., Toronto.............................       182      100.0
Allianz of South Africa (Proprietary) Ltd., Johannesburg....        14      100.0
Allianz pojis t'ovna a. s., Bratislava......................        26      100.0
Allianz poistovna a. s., Prague.............................        24      100.0
Allianz President General Insurance, Taipeh.................        36       50.0(2)
Allianz President Life Insurance, Taipeh....................        18       50.0(2)
Allianz-RAS Tutela Giudiziaria S. p. A., Milan..............         6      100.0
Allianz Re Dublin Ltd., Dublin..............................        11      100.0
Allianz Risk Transfer, Zurich...............................       387      100.0
Allianz Subalpina Societa di Assicurazioni e Riassicurazioni
  S p. A., Turin............................................       186       71.1
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich.....       100      100.0
Allianz Suisse Versicherungs-Gesellschaft, Zurich...........       363       99.9
Allianz Tiriac Insurance S. A. , Bucharest..................         8       51.0
Allianz Underwriters Insurance Company, Los Angeles.........        64      100.0
Allianz Versicherung (Schweiz) AG, Zurich...................        68      100.0
Allianz Worldwide Care, Dublin..............................        12      100.0

------------

(1) Including shares held by dependent subsidiaries

(2) Controlled by Allianz

OPERATING SUBSIDIARIES                                          EQUITY     OWNED(1)
----------------------                                          -------    --------
                                                                IN E MN       %
Allianz Zagreb d.d., Zagreb.................................        10       52.0
Allianz (UK) Ltd., London...................................       806      100.0
Arab International Insurance Company, Cairo.................         9       80.0
Arab International Life Company, Cairo......................         7      100.0
Assurances Generales de France Iart, Paris..................     1,820      100.0
Assurances Generales de France Vie, Paris...................     1,964      100.0
Assurances Generales de France, Paris.......................     5,730       67.8
Banque AGF, Paris...........................................       427      100.0
Berner Allgemeine Versicherungs-Gesellschaft, Bern..........       223       99.9
Berner Lebensversicherungs-Gesellschaft, Bern...............        19      100.0
Church and General Insurance p.l.c., Dublin.................        74      100,0
Commercial Bank "Bulgaria Invest" Company Ltd., Sofia.......         7       99.2
Compagnie d'Assurance de Protection Juridique S. A., Zug....         6      100.0
Companhia de Seguros Allianz Portugal S. A., Lisbon.........       108       64.8
Cornhill Insurance PLC, London..............................       874       98.0(2)
Dresdner Asset Management Ltd., Singapore...................         3      100.0
dresdnerbank asset management S. A., Luxemburg..............        32      100.0
Dresdner Bank (Ireland) plc., Dublin........................       271      100.0
Dresdner Bank Luxembourg S. A., Luxemburg...................     1,024      100.0
Dresdner Bank (Schweiz) AG, Zurich..........................       101       99.8
Dresdner International Management Services Ltd., Dublin.....         4      100.0
Dresdner Kleinwort Wasserstein (Japan) Ltd., Hongkong,
  Tokyo.....................................................       351      100.0
Dresdner Kleinwort Wasserstein Securities SIM p.A., Milan...        30       66.9
Dresdner Kleinwort Wasserstein (South East Asia) Ltd.,
  Singapore.................................................       195      100.0
Dresdner RCM Global Investors Holdings (UK) Ltd., London....        64      100.0
ELVIA Reiseversicherungs-Gesellschaft, Zurich...............        22      100.0
Entenial, Guyancourt........................................       334       72.2
EULER, Paris................................................       698       71.5
Fireman's Fund Insurance Company, Novato....................     3,537      100.0
France Life, Seocho-Ku, Seoul...............................         2      100.0
Groupe Mondial Assistance, Zurich...........................       532      100.0
International Reinsurance Company S. A., Luxemburg..........        32      100.0
Jefferson Insurance Company of N. Y., New York..............       106      100.0
LifeU.S.A. Insurance Company, Minneapolis...................     1,001      100.0
Lloyd 1885 S. p. A., Milan..................................        23      100.0
Lloyd Adriatico S. p. A., Triest............................       443       99.7
Malaysia British Assurance, Malaysia........................        35       98.5
Malaysia British Assurance Life, Kuala Lumpur...............        24      100.0
Merchant Investors Assurance Co. Ltd., Bristol..............        12      100.0
Nicholas Applegate, San Diego...............................     1,117      100.0
Oppenheimer Capital, Delaware...............................        22      100.0
Orbis Group Ltd., St. Peter Port/Guernsey...................         7      100.0

------------

(1) Including shares held by dependent subsidiaries

(2) Percentage of voting capital owned: 99.99 %

OPERATING SUBSIDIARIES                                          EQUITY     OWNED(1)
----------------------                                          -------    --------
                                                                IN E MN       %
Ost-West Allianz Insurance Company, Moscow..................         1      100.0
Pacific Investment Management Company LLC, a DE LLC,
  Delaware..................................................        89       97.0
Pet Plan Health Care Ltd., London...........................        10      100.0
PIMCO Funds Distributors LLC, Delaware......................        58      100.0
Privatinvest Bank AG, Salzburg..............................        15       69.0
P. T. Asuransi Allianz Life Indonesia, Jakarta..............         3       98.7
P. T. Asuransi Allianz Utama Indonesia, Jakarta.............         8       55.4
RB Vita S. p. A., Milan.....................................       146      100.0
Riunione Adriatica di Sicurta S. p. A., Milan...............     4,054       51.1(2)
T. U. Allianz Polska S. A., Warsaw..........................        84      100.0
T. U. Allianz Polska Zycie S. A., Warsaw....................        28      100.0
Veer Palthe Voute N. V., Gouda..............................         7      100.0
Wm. H McGee & Co. Inc., New York............................        52      100.0
ZA Leven, Nieuwegein........................................       199      100.0
Zwolsche Algemeene Schadeverzekering N. V., Nieuwegein......       113      100.0

------------
(1) including shares held by dependent subsidiaries

(2) percentage of voting capital owned: 51.87%

ASSOCIATED COMPANIES(2)                                         EQUITY     OWNED(1)
-----------------------                                         -------    --------
                                                                IN E MN       %
Autobahn Tank & Rast Holding GmbH, Bonn.....................        21       31.4
Beiersdorf AG, Hamburg......................................     1,458       43.6
Bilfinger + Berger Bauaktiengesellschaft, Mannheim..........       748       25.1
Heidelberger Zement AG, Heidelberg..........................     3,639       18.1
Karlsruher Lebensversicherung AG, Karlsruhe.................       175       36.1
Kommanditgesellschaft Allgemeine Leasing GmbH & Co.,
  Grunwald..................................................        48       40.5
Monachia Grundstucks-Aktiengesellschaft, Munich.............        26       48.7
Munchener Ruckversicherungs-Gesellschaft AG, Munich.........    23,602       24.9
TELA Versicherung AG, Berlin/Munich.........................       277       25.0
Allianz CP General Insurance Company Ltd., Bangkok..........         8       25.0
EUROPENSIONES S. A., Entidad Grestora de Fondos de
  Pensiones, Madrid.........................................        35       49.0
Koc Allianz Hayat Sigorta A. S., Istanbul...................        17       38.0
Koc Allianz Sigorta T.A.S., Istanbul........................        21       37.1
National Insurance Company Berhad, Brunei...................         6       25.0
Russian People's Insurance Society "Rosno," Moscow..........        26       45.3
Sophia, Paris...............................................       821       28.1

------------

(1) Including shares held by dependent subsidiaries

(2) Associated enterprises are all those enterprises other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50% regardless of whether a significant influence is exercised or not.

OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                   MARKET VALUE      OWNED(2)
----------------------------------------------                  ---------------    --------
                                                                    IN E MN           %
AMB Generali Holding AG.....................................           602            9.5
BASF AG, Ludwigshafen.......................................         2,678           10.9
Bayerische Motorenwerke AG, Munich..........................         1,692            6.5
Bayer AG, Leverkusen........................................         1,524            5.8
Bayerische Hypo- und Vereinsbank AG, Munich.................         3,024           16.4
Continental AG, Hanover.....................................           159            8.0
DaimlerChrysler AG, Stuttgart...............................           780            1.6
Deutsche Bank AG, Frankfurt/Main............................         2,209            4.5
Deutsche Borse AG, Frankfurt/Main...........................           260            5.9
Deutsche Telekom AG, Bonn...................................           372            0.5
E.ON AG, Dusseldorf.........................................         3,736            9.2
ERGO Versicherungsgruppe AG, Dusseldorf.....................           205            1.5
Fresenius AG, Bad Homburg...................................           201            6.0
Karstadt Quelle AG, Essen...................................           724           14.0
Linde AG, Wiesbaden.........................................           670           12.3
mg technologies ag, Frankfurt/Main..........................           238           13.0
Norddeutsche Affinerie AG, Hamburg..........................            40            8.7
Preussag AG, Hanover........................................           118            2.4
RWE AG, Essen...............................................         2,753           11.4
SAP AG, Walldorf............................................           409            0.9
Schering AG, Berlin.........................................         1,422           11.9
SGL Carbon AG, Wiesbaden....................................            38            7.7
Siemens AG, Munich..........................................         2,558            3.8
Sud-Chemie AG, Munich.......................................            58           19.0
ThyssenKrupp AG, Essen......................................           356            4.2
Vodafone AG, Dusseldorf.....................................         1,145            0.7
Volkswagen AG, Wolfsburg....................................           196            1.4
Vossloh AG, Werdohl.........................................            18            5.7

------------

(1) Market value > = E100 mn or percentage of shares owned > = 5% without trading portfolio of banking business

(2) Including shares held by dependent subsidiaries (incl. consolidated investment fund)

OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  MARKET VALUE    OWNED(2)
----------------------------------------------                  ------------    --------
                                                                  IN E MN          %
Abbott Laboratories Inc., Abbott Park, IL...................         100           0.1
ABN Amro Holding N. V., Amsterdam...........................         110           0.4
Aegon N. V., The Hague......................................         172           0.4
Alcatel S. A., Paris........................................         214           0.9
American Int. Group Inc., New York, NY......................         151           0.1
Assicurazioni Generali S. p. A., Triest.....................         310           0.8
AstraZeneca PLC, London.....................................         201           0.2
Aventis S. A., Schiltigheim.................................         593           1.0
AXA-UAP S. A., Paris........................................         490           1.2
Banca Intesa BCI S. p. A., Milan............................         375           2.1
Banco Atlantico S. A., Barcelona............................          42           5.6
Banco Bilbao Vizcaya Argentaria, Bilbao.....................         318           0.7
Banco Popular Espanol S. A., Madrid.........................         466           5.8
Banco Santander Central Hispanico S. A., Madrid.............         146           0.3
Barclays Bank PLC, London...................................         108           0.2
BNP Paribas, Paris..........................................         568           1.3
Bollore Investissement S. A., Puteaux.......................         188          16.0
BP Amoco PLC, London........................................         436           0.2
Banco Portugues de Investimento (BPI-SGPS) S. A., Porto.....         129           8.9
Carrefour Supermarche S. A., Paris..........................         267           0.6
CGNU PLC (ex CGU plc), London...............................         247           0.8
Citigroup Inc., New York, NY................................         203           0.1
Credit Lyonnais S. A., Paris................................       1,272           9.9
Credit Suisse Group, Zurich.................................         258           0.4
CRH PLC, Dublin.............................................         205           2.0
Dixons Group PLC, Hertfordshire.............................         124           1.6
DMC Dollfus-Mieg et Cie S. A., Paris........................          12          10.7
Electronic Data Systems Corp., Plano, TX....................         107           0.3
Endesa S. A., Madrid........................................         135           0.7
ENI S. p. A., Rome..........................................         512           0.9
Exxon Mobil Corp., Irving, TX...............................         182           0.1
Fannie Mae Inc., Washington, DC.............................         101           0.1
FleetBoston Financial Corp., Boston, MA.....................         100           0.2
Fortis N. V. , Utrecht......................................         354           0.7
France Telecom S. A., Paris.................................         232           0.4
General Electric Co. Inc., Fairfield, CT....................         217           0.1
Geodis S. A., Paris.........................................          11           8.5
GlaxoSmithKline PLC, Greenford, Middlesex...................         491           0.3
Groupe Danone S. A., Paris..................................         230           1.1

------------

(1) Market value > = E100 mn or percentage of shares owned > = 5% without trading portfolio of banking business

(2) Including shares held by dependent subsidiaries (incl. consolidated investment fund)

OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)                  MARKET VALUE    OWNED(2)
----------------------------------------------                  ------------    --------
                                                                  IN E MN          %
Hana Bank, Seoul............................................        225           12.5
Harwanne S. A., Geneva......................................         14           18.8
HSBC Holdings PLC, London...................................        209            0.2
IBM Corp., Armonk, NY.......................................        177            0.1
Immobiliere Marseillaise, Marseille.........................         58            8.5
ING Group N. V., Amsterdam..................................        499            0.9
Intel Corp., Santa Clara, CA................................        132            0.1
Kon. Ahold N. V., Amsterdam.................................        314            1.1
Lloyds TSB Group PLC, Edinburgh.............................        371            0.5
L'Oreal S. A., Paris........................................        211            0.4
Mediobanca S. p. A., Milan..................................        157            1.7
Microsoft Corp., Redmond, WA................................        285            0.1
Nestle S. A., Vevey.........................................        853            0.9
Nokia Oyj., Nokia...........................................        988            0.7
Novartis AG, Basel..........................................        818            0.8
Olivetti S. p. A., Ivrea....................................        216            1.7
Pechiney S. A., Paris.......................................        298            6.4
PepsiCo Inc., Purchase, NY..................................        121            0.1
Peugeot S. A., Paris........................................        143            1.2
Pfizer Inc., New York, NY...................................        244            0.1
Pharmacia Corp, Peapack, NJ.................................        101            0.2
Philip Morris Companies Inc., New York, NY..................        106            0.1
Philips Electronics N. V., Amsterdam........................        397            0.9
Pinault-Printemps-Redoute S. A., Paris......................        222            1.3
Pirelli & Co. S. p. A., Milan...............................         83            5.1
Prudential Corporation PLC, London..........................        180            0.7
Rolo Banca 1473 S. p. A., Bologna...........................        281            3.4
Royal Bank Scotland Group PLC, Edinburgh....................        125            0.2
Royal Dutch Petroleum, The Hague............................        701            0.6
San Paolo IMI S. p. A., Turin...............................        162            0.9
Sanofi-Synthelabo S. A., Paris..............................        161            0.3
Schneider S. A., Boulogne-Billancourt.......................        179            1.4
Schweizer Ruckversicherungs-Gesellschaft AG, Zurich.........        151            0.4
Shell Transport & Trading Co. PLC, London...................        109            0.1
Societe Generale S. A., Paris...............................        747            2.8
STMicroelectronics N. V., Geneva............................        167            0.5
Suez Lyonnaise des Eaux S. A., Paris........................        335            1.0
Telecom Italia S. p. A., Rome...............................        371            0.6

------------

(1) Market value > = E100 mn or percentage of shares owned > = 5% without trading portfolio of banking business

(2) Including shares held by dependent subsidiaries (incl. consolidated investment fund)

       OTHER SELECTED HOLDINGS IN LISTED COMPANIES(1)            MARKET VALUE      OWNED(2)
       ----------------------------------------------           ---------------    --------
                                                                    IN E MN           %
Telefonica S. A., Madrid....................................           360            0.5
Tesco PLC, Cheshunt, Hertfordshire..........................           228            0.8
TIM S. p. A., Turin.........................................           321            0.6
Total Fina Elf S. A., Paris.................................           925            0.8
Tyco International Ltd., Pembroke Bermuda...................           146            0.1
UBS AG, Zurich..............................................           580            0.8
UniCredito Italiano S. p. A., Milan.........................         1,134            5.0
Unilever N. V., Rotterdam...................................           183            0.5
Verizon Communications Inc.(ex Bell Atl.), New York, NY.....           132            0.1
Vivendi Universal, Paris....................................           538            0.8
Vodafone Group PLC, Newbury.................................           618            0.3
Voest-Alpine AG, Linz.......................................            83            8.2
Wal-Mart Stores Inc., Bentonville, AR.......................           188            0.1
Worms et Cie, Paris.........................................           346           15.2
Zagrebacka Banka d.d., Zagreb...............................            75            9.9
Zurich Financial Services AG, Zurich........................           113            0.5

------------

(1) Market value > = E100 mn or percentage of shares owned > = 5% without trading portfolio of banking business

(2) Including shares held by dependent subsidiaries (incl. consolidated investment fund)

OTHER INTERESTS

     Associated or other non-consolidated asset management companies hold the following shareholdings in the listed companies shown below.

                                                           EQUITY INVESTMENTS        INTEREST OF THE
                                                              HELD BY ASSET        ALLIANZ GROUP IN THE
                                                               MANAGEMENT            ASSET MANAGEMENT
                                                                COMPANIES               COMPANIES
                                                          ---------------------    --------------------
                                                          MARKET VALUE    OWNED           OWNED
                                                          ------------    -----    --------------------
                                                              E MN          %               %
Deutsche Lufthansa AG, Cologne........................        576         10.0              50
Heidelberger Druckmaschinen AG, Heidelberg............        872         23.9              50
Hochtief AG, Essen....................................        111         10.0              50
MAN AG, Munchen.......................................        947         25.8              50

DISCLOSURE OF EQUITY INVESTMENTS

     Information is filed separately with the Commercial Register in Munich.

INDEPENDENT AUDITORS' REPORT

     We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Allianz Aktiengesellschaft, Munich, for the business year from January 1 to December 31, 2001. The preparation and the content of the consolidated financial statements in accordance with International Accounting Standards (IAS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW, Institute of Independent Auditors), and in supplementary compliance with auditing standards generally accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and the evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Accounting Standards (IAS).

     Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1 to December 31, 2001, has not led to any reservations. In our opinion, on the whole, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2001, satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, April 4, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

Dr. Gerd Geib          Dr. Frank Ellenburger
Independent Auditor    Independent Auditor

                                    OUTLOOK

     As of March 31, 2003, the Group reduced its interest in Munich Re to slightly less than 20%. In addition, on March 20, 2003, it announced that in connection with certain exchangeable bonds issued by the Group in 2001 its interest in Munich Re would be reduced to approximately 15% in the course of 2003 and 2004. As a result of the reduction in the Group's shareholdings in Munich Re to less than 20% as of March 31, 2003, Munich Re ceased to be accounted for by the Group as an associated enterprise. As a result, the treatment of Munich Re in the Group's financial statements after March 31, 2003 will not be comparable to that of prior periods. Munich Re has reduced its interest in Allianz AG to less than 20% as of March 31, 2003, and Munich Re's interest will be further reduced to approximately 15% as a result of the Offering.

     In addition, on March 31, 2003, a subsidiary of Allianz AG received notice from the former parent company of the Allianz Group's asset management subsidiary PIMCO that such former parent company had exercised its right to put $250 million of its remaining ownership interest in PIMCO to a subsidiary of Allianz AG, with payment therefor due by April 30, 2003. For additional discussion concerning these put arrangements, see "-- Consolidated Results of Operations -- Asset Management Operations -- Results of Operation -- Year Ended December 31, 2002 compared to Year Ended December 31, 2001 -- Net Income."

     Allianz AG expects improvements of the Group's operating results in the current fiscal year. The Allianz Group is planning further reductions of the combined ratio in the insurance business and of the cost-income ratio in asset management. Allianz AG further expects the cost-cutting and restructuring measures to substantially lower personnel costs and operating expenses in the banking business. Allianz AG expects the Group's operating performance to improve during the first quarter of 2003 in continuation of the trends during the second half of 2002. However, if the uncertainties in the financial markets persist and economic activity remains depressed, additional high charges for equity impairments and loan loss provisions can be expected in the current fiscal year. Allianz AG expects the effects of equity impairments realized through March 31, 2003 to have an impact on the net income in the amount of approximately E800 million.

     Given these circumstances, at the beginning of 2003, Allianz AG set up a Risk Committee for the Group which is composed of members of the Management Board of Allianz AG. The purpose of this committee is to make early warning indicators from Allianz AG's risk analyses available to the entire Group even more quickly than has been the case in the past. In addition, Allianz AG intends to strengthen its operating risk management in the current fiscal year.

     In addition, with a view to realizing additional improvements, Allianz AG intends to more closely involve local risk management in the group-wide transfer of know-how. In this context, Allianz AG intends to concentrate its efforts on "Asset-Liabilities-Management" and "Natural Catastrophes."

Munich, in April 2003                                 ALLIANZ AKTIENGESELLSCHAFT

                      [This page intentionally left blank]

                                    GLOSSARY

ACQUISITION COST

     The amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition.

AFFILIATED ENTERPRISES

     The parent company of the Group and all consolidated subsidiaries. Subsidiaries are enterprises where the parent company can exercise a dominant influence over their corporate strategy in accordance with the control concept. This is possible, for example, where the parent Group holds, directly or indirectly, a majority of the voting rights, has the power to appoint or remove a majority of the members of the Management Board or equivalent governing body, or where there are contractual rights of control.

AGGREGATE POLICY RESERVES

     Policies in force -- especially in life, health, and personal accident insurance -- give rise to potential liabilities for which funds have to be set aside. The amount required is calculated actuarially.

ALLOWANCE FOR LOAN LOSSES

     The overall volume of provisions includes allowance for credit loss -- deducted from the asset side of the balance sheet -- and provisions for risks associated with hedge derivatives and other contingencies, such as guarantees, loan commitments or other obligations, which are stated as liabilities.

     Identified counterparty risk is covered by specific credit risk allowances. The size of each allowance is determined by the probability of the borrower's agreed payments regarding interest and installments, with the value of underlying collateral being taken into consideration.

     General allowances for loan losses have been established, on the basis of historical loss data.

     Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of a certain country to serve its external debt. These country risk allowances are based on an internal country rating system which incorporates economic data as well as other facts to categorize countries.

     Where it is determined that a loan cannot be repaid, the uncollectable amount is written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement. Recoveries on loans previously written off are recognized in the income statement under net loan loss provisions.

ASSETS UNDER MANAGEMENT

     The total of all investments, valued at current market value, which the Group has under management with responsibility for maintaining and improving their performance. In addition to the Group's own investments, they include investments held for variable annuity policy-holders, bank loans and advances, and investments held under management for third parties.

ASSOCIATED ENTERPRISES

     All enterprises, other than affiliated enterprises or joint ventures, in which the Group has an interest of between 20% and 50%, regardless of whether a significant influence is actually exercised or not.

AT AMORTIZED COSTS

     Under this accounting principle the difference between the acquisition cost and redemption value (of an investment) is added to or subtracted from the original cost figure over the period from acquisition to maturity and credited or charged to income over the same period.

BENEFITS (NET) PAYABLE TO POLICYHOLDERS

     The expense of policyholders benefits (less amounts ceded in reinsurance) comprises loss and loss adjustment expenses, premium refunds, and the net change in insurance reserves.

CAPITAL RELATING TO PARTICIPATING CERTIFICATES

     Amount payable on redemption of participating certificates issued. The participating certificates of Allianz AG carry distribution rights based on the dividends paid, and subscription rights when the capital stock is increased; but they carry no voting rights, no rights to participate in any proceeds of liquidation, and no rights to be converted into shares.

CASH FLOW STATEMENT

     Statement showing movements of cash and cash equivalents during an accounting period, classified by three types of activity:

     - normal operating activities

     - investing activities

     - financing activities.

CERTIFICATED LIABILITIES

     Certificated liabilities comprise debentures and other liabilities for which transferable certificates have been issued.

CLAIMS RATIO

     Loss and loss adjustment expenses as a percentage of premium earned.

CONSOLIDATED INTEREST (%)

     The consolidated interest is the total of all interests held by affiliated enterprises and joint ventures in affiliated enterprises, joint ventures, and associated enterprises.

CONTINGENT LIABILITIES

     Financial obligations not shown as liabilities on the balance sheet because the probability of a liability actually being incurred is low. Example: guarantee obligations.

CORRIDOR APPROACH

     Under this approach to pension plans, actuarial gains and losses are not recognized immediately. Only when the cumulative gains or losses fall outside the corridor is a specified portion recognized in the income statement from the following year onwards. The corridor is 10% of the present value of the pension rights accrued or of the independent pension fund assets at market value, if greater.

CREDIT RISK

     The risk that one party to a contract will fail to discharge its obligations and thereby cause the other party to incur financial loss.

CURRENT SERVICE COST

     Net expense in connection with a defined benefit pension obligation, less any contributions made by the beneficiary to the independent pension fund.

CURRENT VALUE

     The current value of an investment is normally the same as the market value. If the market value cannot be calculated directly, fair market value is used.

DEFERRED ACQUISITION COSTS

     Expenses of an insurance company which are incurred in connection with the acquisition of new insurance policies or the renewal of existing policies. They include commissions paid and the costs of processing proposals.

DEFERRED TAX ASSETS/LIABILITIES

     The calculation of deferred tax is based on temporary differences between the carrying amounts of assets or liabilities in the published balance sheet and their tax base, and on differences arising from applying uniform valuation policies for consolidation purposes. The tax rates used for the calculation are the local rates applicable in the countries of the enterprises included in the consolidation; changes to tax rates already adopted on the balance sheet date are generally taken into account.

DEFINED BENEFIT PENSION PLANS

     Under these retirement plans the enterprise promises the beneficiary a particular level of benefit. The contribution payable is based on the age of the beneficiary and depends on the level of benefit promised.

DEFINED CONTRIBUTION PENSION PLANS

     The central feature of these post-employment benefit plans is the contribution which an enterprise pays into an independent pension fund. The enterprise has no further obligations beyond the amount that it agrees to contribute to the fund and has no interest in the financial results of the independent pension fund. Benefits have to be claimed from the independent pension fund.

DERIVATIVE FINANCIAL INSTRUMENTS (DERIVATIVES)

     Financial contracts, the values of which move in relationship to the price of an underlying asset. Derivative financial instruments can be classified in relation to their underlying assets (e.g. interest rates, share prices, exchange rates or prices of goods). Important examples of derivative financial instruments are options, futures, forwards and swaps.

EARNINGS FROM ORDINARY ACTIVITIES

     Pre-tax profit or loss from activities which an enterprise undertakes in the normal course of business. This does not include extraordinary items, i.e. income or expenses that arise from events or transactions that are clearly distinct from the ordinary activities of the enterprise and are therefore not expect to recur frequently or regularly.

EARNINGS PER SHARE (BASIC/DILUTED)

     Ratio calculated by dividing the consolidated profit or loss for the year by the average number of shares issued. For calculating diluted earnings per share the number of shares and the profit or loss for the year are adjusted by the dilutive effects of any rights to subscribe for shares which have been or can still be exercised. Subscription rights arise in connection with issues of convertible bonds or share options.

EQUITY CONSOLIDATION

     The relevant proportion of cost for the investment in a subsidiary is set off against the relevant proportion of the shareholders' equity of the subsidiary.

EQUITY METHOD

     Investments in joint ventures and associated companies are accounted for by this method. They are valued at the Group's proportionate share of the net assets (= shareholders' equity) of the companies concerned. In the case of investments in companies which prepare consolidated financial statements of their own, the valuation is based on the sub-group's consolidated net assets. The valuation is subsequently adjusted to reflect the proportionate share of changes in the company's net assets, a proportionate share of the company's net earnings for the year being added to the Group's consolidated income.

EXPENSE RATIO

     Underwriting costs (including change in deferred acquisition costs) as a percentage of net premiums earned.

FAIR VALUE

     The amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction.

FAS

     U.S. Financial Accounting Standards on which the details of U.S. GAAP (Generally Accepted Accounting Principles) are based.

FORWARDS

     The parties to this type of transaction agree to buy or sell at a specified future date. The price of the underlying assets is fixed when the deal is struck.

FUNDS HELD BY/FOR OTHERS UNDER REINSURANCE CONTRACTS

     Funds held by others are funds to which the reinsurer is entitled but which the ceding insurer retains as collateral for future obligations of the reinsurer. The ceding insurer shows these amounts as "funds held under reinsurance business ceded."

FUTURES

     Standardized contracts for delivery on a future date, traded on an exchange. Normally, rather than actually delivering the underlying asset on that date, the difference between closing market value and the exercise price is paid.

GOODWILL

     Difference between the purchase price of a subsidiary and the relevant proportion of its net assets valued at the current value of all assets and liabilities at the time of acquisition. Minority interests are always valued at carried-forward historical cost. Goodwill is amortized over its useful life.

GROSS/NET

     In insurance terminology the terms gross and net mean before and after deduction of reinsurance respectively. (Net is also referred to as "for own account"). In connection with income from interests in affiliated enterprises, joint ventures and associated enterprises, the term "net" is used where the relevant expenses (e.g. depreciations and losses on the disposal of assets) have already been deducted. In the context of investments the term "net" is used where the relevant expenses (e.g. for investment management or valuation write-downs) have already been deducted from the income. This means that investment income (net) from investments in affiliated enterprises, joint ventures and associated enterprises signifies the net result from these investments.

HEDGING

     The use of special financial contracts, especially derivative financial instruments, to reduce losses which may arise as a result of unfavorable movements in rates or prices.

IAS

     International Accounting Standards.

IFRS

     International Financial Reporting Standards. Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards will continue to be cited as International Accounting Standards (IAS).

IFRS FRAMEWORK

     The framework for International Financial Reporting Standards (IFRS) which sets out the concepts that underlie the preparation and presentation of financial statements for external users.

INVESTMENTS HELD ON ACCOUNT AND AT RISK OF LIFE INSURANCE POLICYHOLDERS

     Mainly investments funding variable annuities plus investments to cover obligations under policies where the benefits are index-linked. Policyholders are entitled to the gains recorded on these investments, but also have to carry any losses.

ISSUED CAPITAL AND CAPITAL RESERVE

     This heading comprises the capital stock, the premium received on the issue of shares, and amounts allocated when option rights are exercised.

JOINT VENTURE

     An enterprise which is managed jointly by an enterprise in the Group and one or more enterprises not included in the consolidation. The extent of joint management control is more than the significant influence exercised over associated enterprises and less than the control exercised over affiliated enterprises.

LOSS FREQUENCY

     Number of losses in relation to the number of insured risks.

MARKET VALUE

     The amount obtainable from the sale of an investment in an active market.

MINORITY INTERESTS IN EARNINGS

     That part of earnings for the year which is not attributable to the Group but to others outside the Group who hold shares in affiliated enterprises.

MINORITY INTERESTS IN SHAREHOLDERS' EQUITY

     Those parts of the equity of affiliated enterprises which are not owned by companies in the Group.

NEW COST BASIS

     Historical cost adjusted by depreciation to reflect an other than temporary permanent diminution in value.

OPTIONS

     Derivative financial instruments where the holder is entitled -- but not obliged -- to buy (call option) or sell (put option) the underlying asset at a predetermined price sometime in the future. The grantor (writer) of the option, on the other hand, is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

OTC DERIVATIVES

     Derivative financial instruments which are not standardized and not traded on an exchange but are traded directly between two counterparties via over-the-counter (OTC) transactions.

PENSION AND SIMILAR RESERVES

     Current and future post-employment benefits payable to current and former employees under company pension schemes, accrued as a liability.

PREMIUMS WRITTEN/EARNED

     Premiums written represent all premium revenues in the year under review. Premiums earned represent that part of the premiums written used to provide insurance coverage in that year. In the case of life insurance products where the policyholder carries the investment risk (e.g. variable annuities), only that part of the premiums used to cover the risk insured and costs involved is treated as premium income.

REINSURANCE

     Where an insurer transfers part of the risk which he has assumed to another insurer.

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS

     A repurchase ("repo") transaction involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. The securities concerned are retained in the Group's balance sheet for the entire lifetime of the transaction, and are valued in accordance with the accounting principles for trading assets or investment securities, respectively. The proceeds of the sale are reported in liabilities to banks or to customers, as appropriate.

     A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date, at an agreed price. Such transactions are reported in loans and advances to banks, or loans and advances to customers, respectively.

     Interest income from reverse repos and interest expenses from repos are accrued evenly over the lifetime of the transactions and reported under interest income/interest expenses and similar income/expenses.

RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     Reserves for the cost of insurance claims incurred by the end of the year under review but not yet settled.

RESERVE FOR PREMIUM REFUNDS

     That part of the operating surplus which will be distributed to policyholders in the future. This refund of premiums is made on the basis of statutory, contractual, or company by-law obligations, or voluntary undertaking.

REVENUE RESERVES

     In addition to the reserve required by law in the financial statements of the Group parent company, this item consists mainly of the undistributed profits of Group enterprises and amounts transferred from consolidated net income.

SECURITIES AVAILABLE FOR SALE

     Securities available for sale are securities which are neither held with the intent that they will be held to maturity nor have been acquired for sale in the near term; securities available for sale are shown at their market value on the balance sheet date.

SECURITIES HELD TO MATURITY

     Securities held to maturity comprise debt securities held with the intent and ability that they will be held to maturity. They are valued at amortized cost.

SEGMENT REPORTING

     Financial information based on the consolidated financial statements, reported by business segments (life/health, property/casualty, and financial services) and by regions and products.

SUBORDINATED ASSETS

     Assets are recorded as subordinated assets if, in the case of liquidation or bankruptcy, the related claim cannot be realized before the claims of other creditors are realized.

SUBORDINATED LIABILITIES

     Liabilities which, in the event of liquidation or bankruptcy, are not settled until after all other liabilities.

SWAPS

     Agreements between two counterparties to exchange payment streams over a specified period of time. Important examples include currency swaps (in which payment streams and capital in different currencies are exchanged) and interest rate swaps (in which the parties agree to exchange normally fixed interest payments for variable interest payments in the same currency).

TRADING ASSETS

     Trading assets are debt issues and stocks as other financing instruments (essentially derivates, note loans and precious metals holding) which have been acquired solely for sale in the near term. They are shown in the balance sheet at fair value.

TRADING INCOME

     Trading income includes all realized and unrealized profits and losses from trading assets and trading liabilities. In addition, it includes commissions as well as any interest or dividend income from trading activities as well as refinancing costs.

TRADING LIABILITIES

     Trading liabilities include primarily negative market values from derivatives and short selling of securities. Short sales are made to generate income from short-term price changes. Short sales of securities are recorded at market value on the balance sheet date. Derivatives shown as trading liabilities are valued the same way as trading assets.

UNDERWRITING COSTS

     Commissions, salaries, general expenses and other expenses relating to the acquisition and ongoing administration of insurance policies. The net figure is after expenses recovered from reinsurers have been deducted.

UNEARNED PREMIUMS

     Premiums written attributable to income of future years. The amount is calculated separately for each policy and for every day that the premium still has to cover.

UNRECOGNIZED GAINS/LOSSES

     Amount of actuarial gains and losses, in connection with defined benefit pension plans, which are not yet recognized as income or expenses (see also "corridor approach").

UNRECOGNIZED PAST SERVICE COST

     Present value of increases in pension benefits relating to previous year's service, not yet recognized in the pension reserve.

U.S. GAAP

     U.S. Generally Accepted Accounting Principles.

VARIABLE ANNUITIES

     The benefits payable under this type of life insurance depend primarily on the performance of the investments in a mutual fund. The policy-holders share equally in the profits or losses of the underlying investments.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 ALLIANZ AKTIENGESELLSCHAFT



                                 By:    /s/ Dr. Reinhard Preusche
                                        ----------------------------------------
                                        Dr. Reinhard Preusche
                                        Group Compliance



                                 By:    /s/ Dr. Giovanni Salerno
                                        ----------------------------------------
                                        Dr. Giovanni Salerno
                                        Group Compliance


Date:    May 16, 2003